As submitted confidentially with the U.S. Securities and Exchange Commission on August 20, 2021. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4 REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DRAGONEER GROWTH OPPORTUNITIES CORP. II

(Exact name of registrant as specified in its charter)

Cayman Islands*	6770	98-1560055
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

One Letterman Drive

Building D, Suite M500

San Francisco, CA 94129

(415) 539-3099

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael Dimitruk

c/o Dragoneer Investment Group, LLC

One Letterman Drive

Building D, Suite M500

San Francisco, CA 94129

(415) 539-3099

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Thomas Holden Ropes & Gray LLP Three Embarcadero Center San Francisco, California 94111 Tel: (415) 315-2355 Fax: (415) 315-4823	Lawrence Samuelson Senior Vice President, General Counsel & Corporate Secretary Cvent, Inc. 1765 Greensboro Station Place, 7th Floor Tysons, VA 22102	Robert M. Hayward, P.C. Robert E. Goedert, P.C. Kevin Frank Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 Tel: (312) 862-2000 Fax: (312) 862-2200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(2)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
New Cvent Common Stock(1)	[●]	$[●](3)	$[●]	$[●](4)

(1)

The number of shares of common stock of New Cvent (as defined below) being registered represents (i) 27,600,000 Class A ordinary shares issued in Dragoneer’s (as defined below) initial public offering, (ii) 5,000,000 Class A ordinary shares underlying the forward purchase shares to be issued immediately prior to the First Effective Time (as defined below), but following the Domestication (as defined below); (iii) 6,900,000 Class B ordinary shares held by the initial shareholders; (iv) 752,000 private placement shares held by Sponsor (as defined below); (v) 200,000 shares of common stock of New Cvent that will be issued upon conversion of the principal amount of a working capital loan provided to Dragoneer by Sponsor; and (vi) up to 446,797,396 shares of common stock of New Cvent (the “New Cvent Common Stock”) that will be issued to the equityholders of Cvent in connection with the Business Combination (including shares of New Cvent Common Stock underlying New Cvent options to be issued at Closing (as defined below) to current optionholders of Cvent) described in the proxy statement/prospectus/consent solicitation forming part of this registration statement (the “proxy statement/prospectus/consent solicitation”).

(2)

Pursuant to Rule 416(a) of Securities Act of 1933, as amended (the “Securities Act”), there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(3)

Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the Class A ordinary shares of Dragoneer on the Nasdaq Global Select Market (“Nasdaq”) on [●], 2021 ($[●] per Class A ordinary share). This calculation is in accordance with Rule 457(f)(1) of the Securities Act.

(4)	Calculated by multiplying the proposed maximum aggregate offering price of securities to be registered by 0.0001091.
*

Immediately prior to the consummation of the Business Combination, Dragoneer Growth Opportunities Corp. II, a Cayman Islands exempted company (“Dragoneer”), intends to effect a deregistration under the Cayman Islands Companies Act (As Revised) and a domestication under Part XII of the Delaware General Corporation Law, pursuant to which Dragoneer’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “Domestication”). All securities being registered will be issued by the continuing entity following the Domestication, which will be renamed “Cvent Holding Corp.” upon the consummation of the Domestication. As used herein, “New Cvent” refers to Dragoneer after giving effect to the Domestication.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the SEC, acting pursuant to Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus/consent solicitation is not complete and may be changed, and such changes may be material. You should not rely on this preliminary proxy statement/prospectus/consent solicitation until it is declared effective by the Securities and Exchange Commission and then only for its intended purpose. The registrant may not sell the securities described in this preliminary proxy statement/prospectus/consent solicitation until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus/consent solicitation is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION, DATED August 20, 2021

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF DRAGONEER GROWTH OPPORTUNITIES CORP. II PROSPECTUS FOR [●] SHARES OF COMMON STOCK OF DRAGONEER GROWTH OPPORTUNITIES CORP. II (AFTER ITS DOMESTICATION AS A CORPORATION INCORPORATED IN THE STATE OF DELAWARE, WHICH WILL BE RENAMED CVENT HOLDING CORP. IN CONNECTION WITH THE DOMESTICATION DESCRIBED HEREIN)

The board of directors of Dragoneer Growth Opportunities Corp. II, a Cayman Islands exempted company (“Dragoneer”), has unanimously approved the transactions (collectively, the “Business Combination”) contemplated by that certain Business Combination Agreement, dated July 23, 2021 (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Dragoneer, Redwood Opportunity Merger Sub, Inc., a Delaware corporation (“Merger Sub I”), Redwood Merger Sub LLC, a Delaware limited liability company (“Merger Sub II”), and Papay Topco, Inc., a Delaware corporation (“Cvent”), a copy of which is attached to this proxy statement/prospectus/consent solicitation as Annex A, including the domestication of Dragoneer as a Delaware corporation (the “Domestication”). As described in this proxy statement/prospectus/consent solicitation, Dragoneer’s shareholders are being asked to consider a vote upon each of the Domestication and the Business Combination, among other items. As used in this proxy statement/prospectus/consent solicitation, “New Cvent” refers to Dragoneer after giving effect to the consummation of the Domestication and the Business Combination.

In connection with the Domestication, on the Closing Date prior to the First Effective Time (as defined below): (i) each issued and outstanding Class A ordinary share, par value $0.0001 per share (the “Class A ordinary shares”), and each issued and outstanding Class B ordinary share, par value $0.0001 per share (the “Class B ordinary shares”), of Dragoneer will be converted into one share of common stock, par value $0.0001 per share, of New Cvent (the “New Cvent Common Stock”); (ii) the governing documents of Dragoneer will be amended and restated and become the certificate of incorporation and the bylaws of New Cvent as described in this proxy statement/prospectus/consent solicitation; and (iii) Dragoneer’s name will change to “Cvent Holding Corp.”

On the date of Closing, promptly following the Domestication, Merger Sub I will merge with and into Cvent (the “First Merger”; the time the First Merger becomes effective being referred to as the “First Effective Time”), with Cvent as the surviving company, and promptly following the First Effective Time, Cvent will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II as the surviving company in the Second Merger and, after giving effect to the Mergers, Merger Sub II will be a wholly-owned subsidiary of Dragoneer (the time that the Second Merger becomes effective being referred to as the “Second Effective Time”).

In accordance with the terms and subject to the conditions of the Business Combination Agreement, at the First Effective Time, each share and equity award of Cvent outstanding as of immediately prior to the First Effective Time will be exchanged for shares of New Cvent Common Stock or comparable equity awards that are settled or are exercisable for shares of New Cvent Common Stock, as applicable, based on an implied Cvent equity value of $4,467,973,959. The market value of the shares to be issued could vary significantly from the market value as of the date of this proxy statement/prospectus/consent solicitation.

Concurrently with the execution of the Business Combination Agreement, Dragoneer entered into Subscription Agreements (the “Subscription Agreements”) with certain investors (together the “PIPE Investors”), pursuant to which the PIPE Investors have agreed to subscribe for and purchase, and Dragoneer has agreed to issue and sell to the PIPE Investors, an aggregate of 47,500,000 shares of New Cvent Common Stock at a price of $10.00 per share, for aggregate gross proceeds of $475,000,000 (the “PIPE Financing”). The shares of New Cvent Common Stock to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. Dragoneer will grant the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination.

Immediately prior to the First Effective Time, but following the Domestication, and pursuant to the terms of the forward purchase agreement between Dragoneer and Dragoneer Funding II LLC, an affiliate of the Sponsor, (the “Forward Purchaser”), dated October 29, 2020 (the “Forward Purchase Agreement”) and the Business Combination Agreement, Dragoneer will issue to Dragoneer Funding II LLC an aggregate of 5,000,000 Class A ordinary shares (the “Forward Purchase Shares”) for a purchase price of $10.00 per share.

It is anticipated that, upon completion of the Business Combination, (i) the Cvent Supporting Shareholders (as defined herein), including the Vista Investors (as defined herein), will own, collectively, approximately [●]% of the outstanding New Cvent Common Stock, and (ii) Dragoneer’s initial shareholders will own approximately [●]% of the outstanding New Cvent Common Stock, in each case, assuming that none of Dragoneer’s outstanding public shares are redeemed in connection with the Business Combination, or approximately [●]%, assuming that all of Dragoneer’s outstanding public shares are redeemed in connection with the Business Combination. In either case, the Vista Investors will own a majority of the outstanding New Cvent common stock. See the section entitled “Risk Factors—Risks Related to the Business Combination and Dragoneer—As a “controlled company” within the meaning of Nasdaq listing standards, New Cvent will qualify for exemptions from certain corporate governance requirements. New Cvent has the opportunity to elect any of the exemptions afforded a controlled company”. These percentages (i) assume that 416,351,853 shares of New Cvent Common Stock are issued to the holders of shares of common stock of Cvent at Closing (not including shares of New Cvent Common Stock underlying options issued to current optionholders of Cvent), which would be the number of shares of New Cvent Common Stock issued to these holders if Closing were to occur on [●]; (ii) are based on 47,500,000 shares of New Cvent Common Stock to be issued in the PIPE Financing; (iii) gives effect to the issuance of the 5,000,000 Class A ordinary shares to be issued immediately prior to the First Effective Time; and (iv) do not take into account any shares of New Cvent Common Stock underlying vested and unvested options that will be held by equityholders of Cvent immediately following Closing. If the actual facts are different than these assumptions, the ownership percentages in New Cvent will be different.

This proxy statement/prospectus/consent solicitation covers up to [●] shares of New Cvent Common Stock (including shares issuable upon exercise of the equity awards described above) to be issued in connection with the Domestication. The number of shares of New Cvent Common Stock that this proxy statement/prospectus/consent solicitation covers represents the maximum number of shares that may be issued to holders of shares and equity awards of Cvent in connection with the Business Combination (as more fully described in this proxy statement/prospectus/consent solicitation), together with the shares issued or issuable to the existing shareholders of Dragoneer in connection with the Business Combination.

Dragoneer’s shares are currently listed on Nasdaq under the symbol “DGNS.” Dragoneer will apply for listing, to be effective at the time of the Business Combination, of New Cvent Common Stock on Nasdaq under the proposed symbol “CVT”. It is a condition of the consummation of the Business Combination that the New Cvent Common Stock be listed on Nasdaq and that Nasdaq shall have raised no objection to the continued listing of the New Cvent Common Stock, but there can be no assurance such listing condition will be met or that Nasdaq will not raise such objection. If such listing condition is not met or if such objection is raised, the Business Combination will not be consummated unless the Nasdaq condition set forth in the Business Combination Agreement is waived by the applicable parties.

The accompanying proxy statement/prospectus/consent solicitation provides shareholders of Dragoneer with detailed information about the Business Combination and other matters to be considered at the extraordinary general meeting of Dragoneer. We encourage you to read the entire accompanying proxy statement/prospectus/consent solicitation, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 73 of the accompanying proxy statement/prospectus/consent solicitation.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus/consent solicitation is dated [●], 2021, and is first being mailed to Dragoneer’s shareholders on or about [●], 2021.

DRAGONEER GROWTH OPPORTUNITIES CORP. II

One Letterman Drive

Building D, Suite M500

San Francisco, CA 94129

Dear Dragoneer Growth Opportunities Corp. II Shareholders:

You are cordially invited to attend the extraordinary general meeting (the “extraordinary general meeting”) of Dragoneer Growth Opportunities Corp. II, a Cayman Islands exempted company (“Dragoneer”), at [●], Eastern Time, on [●], 2021, at [●], or virtually via live webcast at [●], on such other date and at such other place to which the meeting may be adjourned. As all shareholders are no doubt aware, due to the current novel coronavirus (“COVID-19”) global pandemic, there are restrictions in place in many jurisdictions relating to the ability to conduct in-person meetings. As part of our precautions regarding COVID-19, the meeting will be held virtually over the internet, but the physical location of the meeting will remain at the location specified above for the purposes of our amended and restated memorandum and articles of association.

As further described in the accompanying proxy statement/prospectus/consent solicitation, in connection with the Domestication, on the Closing Date prior to the First Effective Time (as described below), among other things, (i) Dragoneer will change its name to “Cvent Holding Corp.”, (ii) all of the outstanding shares of Dragoneer will be converted into common stock of a new Delaware corporation, and (iii) the governing documents of Dragoneer will be amended and restated. As used in the accompanying proxy statement/prospectus/consent solicitation, “New Cvent” refers to Dragoneer after giving effect to the Domestication and the Business Combination.

At the extraordinary general meeting, Dragoneer shareholders will be asked to consider and vote upon a proposal, which is referred to herein as the “Business Combination Proposal,” to approve and adopt the Business Combination Agreement, dated as of July 23, 2021 (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Dragoneer, Redwood Opportunity Merger Sub, Inc., a Delaware corporation (“Merger Sub I”), Redwood Merger Sub LLC, a Delaware limited liability company (“Merger Sub II”), and Papay Topco, Inc., a Delaware corporation (“Cvent”), a copy of which is attached to the accompanying proxy statement/prospectus/consent solicitation as Annex A, and the transactions contemplated thereby.

As further described in the accompanying proxy statement/prospectus/consent solicitation, subject to the terms and conditions of the Business Combination Agreement, the following transactions will occur:

(a)

On the Closing Date, prior to the time at which the First Effective Time occurs, Dragoneer will change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”), upon which Dragoneer will change its name to “Cvent Holding Corp.” (“New Cvent”) (for further details, see “Proposal No. 2—The Domestication Proposal”).

(b)

Merger Sub I will merge with and into Cvent (the “First Merger”), with Cvent as the surviving company in the First Merger and, after giving effect to such First Merger, Cvent will be a wholly-owned subsidiary of Dragoneer (Cvent, in its capacity as the surviving company of the First Merger, is sometimes referred to as the “Surviving Company”).

(c)

Immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Company will merge with and into Merger Sub II (the “Second Merger”), with Merger Sub II as the surviving company in the Second Merger and, after giving effect to such Second Merger, Merger Sub II will be a wholly-owned subsidiary of Dragoneer. In accordance with the terms and subject to the conditions of the Business Combination Agreement, at the First Effective Time, each share and equity award of Cvent issued and outstanding as of immediately prior to the First Effective Time will be exchanged for shares of New Cvent Common Stock or comparable equity awards that are settled or are exercisable for shares of New Cvent Common Stock, as applicable, based on an implied Cvent equity value of $4,467,973,959.

In connection with the foregoing and concurrently with the execution of the Business Combination Agreement, Dragoneer entered into Subscription Agreements (the “Subscription Agreements”) with certain investors (together the “PIPE Investors”), pursuant to which the PIPE Investors have agreed to subscribe for and purchase, and Dragoneer has agreed to issue and sell to the PIPE Investors, an aggregate of 47,500,000 shares of New Cvent Common Stock at a price of $10.00 per share, for aggregate gross proceeds of $475,000,000 (the “PIPE Financing”). The shares of New Cvent Common Stock to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. Dragoneer will grant the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination. In addition, immediately prior to the First Effective Time, but following the Domestication, Dragoneer will issue an aggregate of 5,000,000 Class A ordinary shares (the “Forward Purchase Shares”) to Dragoneer Funding II LLC, an affiliate of the Sponsor (the “Forward Purchaser”), subject to the terms and conditions of the Business Combination Agreement and the forward purchase agreement between Dragoneer and the Forward Purchaser, dated October 29, 2020 (the “Forward Purchase Agreement”).

Immediately prior to the First Effective Time, but following the Domestication, and pursuant to the terms of the Forward Purchase Agreement and the Business Combination Agreement, Dragoneer will issue to the Forward Purchaser the Forward Purchase Shares for a purchase price of $10.00 per share.

You will also be asked to consider and vote upon (a) a proposal to approve by special resolution the adoption and approval of the proposed new certificate of incorporation and proposed new bylaws of New Cvent (the “Proposed Charter and Bylaws Proposal”), (b) five (5) separate proposals, each as an ordinary resolution and on a non-binding advisory basis, to approve material differences between Dragoneer’s existing amended and restated memorandum and articles of association (the “Existing Governing Documents”) and the proposed new certificate of incorporation of New Cvent and the proposed new bylaws of New Cvent upon the Domestication, copies of which are attached to the accompanying proxy statement/prospectus/consent solicitation as Annexes C and D, respectively, which are referred to herein collectively as the “Advisory Governing Documents Proposals,” (c) a proposal to approve, for purpose of complying with Nasdaq Listing Rule 5635, the issuance of the Forward Purchase Shares immediately prior to the Closing of the Business Combination, but following the Domestication, and the New Cvent Common Stock in connection with the Business Combination and the PIPE Financing, which is referred to herein as the “Nasdaq Proposal,” (d) a proposal to approve and adopt the New Cvent Holding Corp. 2021 Omnibus Incentive Plan (the “2021 Plan”), a copy of which is attached to the accompanying proxy statement/prospectus/consent solicitation as Annex J, which is referred to herein as the “Incentive Equity Plan Proposal,” (e) a proposal to approve and adopt the New Cvent Employee Stock Purchase Plan, a copy of which is attached to the accompanying proxy statement/prospectus/consent solicitation as Annex K, which is referred to herein as the “ESPP Proposal” and (f) a proposal to adjourn the extraordinary general meeting to a later date or dates which is referred to herein as the “Adjournment Proposal.”

The Business Combination will be consummated only if the Business Combination Proposal, the Domestication Proposal, the Proposed Charter and Bylaws Proposal, the Incentive Equity Plan Proposal and the Nasdaq Proposal (collectively, the “Condition Precedent Proposals”) are approved at the extraordinary general meeting. The Advisory Governing Documents Proposals are non-binding advisory proposals that are not conditions precedent to the consummation of the Business Combination and a vote against will have no impact on the provisions of the new certificate of incorporation or new bylaws of New Cvent. The Adjournment Proposal and the ESPP Proposal are not conditioned upon the approval of any other proposal. Each of these proposals is more fully described in the accompanying proxy statement/prospectus/consent solicitation, which each shareholder is encouraged to read carefully and in its entirety.

The Adjournment Proposal provides for a vote to adjourn the extraordinary general meeting to a later date or dates (i) to solicit additional proxies for the purpose of obtaining approval by the Dragoneer shareholders for each of the proposals necessary to consummate the transactions contemplated by the Business Combination Agreement, (ii) for the absence of a quorum, (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that Dragoneer has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by the Class A ordinary shareholders prior to the extraordinary general meeting or (iv) if the holders of the Class A ordinary shares have elected to redeem a number of Class A ordinary shares as of such time that would reasonably be expected to result in the conditions required for the Closing of the Business Combination Agreement not to be satisfied; provided that, without the consent of Cvent, in no event shall the extraordinary general meeting of shareholders be adjourned on more than two (2) occasions or for more than fifteen (15) business days later than the most recently adjourned meeting or to a date that is beyond the termination date of the Business Combination Agreement.

In connection with the Business Combination, certain related agreements have been, or will be entered into on or prior to the closing of the Business Combination, including the Subscription Agreements, Cvent Shareholder Transaction Support Agreements, the Sponsor Letter Agreement, the Amended and Restated Registration Rights Agreement and the Investor Rights Agreement (each as defined in the accompanying proxy statement/prospectus/consent solicitation). See “Business Combination Proposal—Related Agreements” in the accompanying proxy statement/prospectus/consent solicitation for more information.

Pursuant to the Existing Governing Documents, a holder of Dragoneer’s public shares (a “public shareholder”) may request that Dragoneer redeem all or a portion of such public shares for cash if the Business Combination is consummated. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental Stock Transfer & Trust Company (“Continental”) in order to validly redeem its shares. Public shareholders may elect to redeem their public shares even if they vote “for” the Business Combination Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its share certificates (if any) and other redemption forms (as applicable) to Continental, New Cvent will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of Dragoneer’s initial public offering, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of June 30, 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption will take place following the Domestication and, accordingly, it is shares of New Cvent Common Stock that will be redeemed immediately after consummation of the Business Combination. See “Extraordinary General Meeting of Dragoneer— Redemption Rights” in the accompanying proxy statement/prospectus/consent solicitation for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Sponsor and each of our independent directors (collectively, the “Initial Shareholders”), have, pursuant to the Sponsor Letter Agreement, agreed to, among other things, vote all of their ordinary shares in favor of the proposals being presented at the extraordinary general meeting and waive their anti-dilution rights with respect to their Class B ordinary shares in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of the accompanying proxy statement/prospectus/consent solicitation, the Initial Shareholders own approximately 21.7% of the issued and outstanding ordinary shares. See “Business Combination Proposal—Related Agreements—Sponsor Letter Agreement” in the accompanying proxy statement/prospectus/consent solicitation for more information related to the Sponsor Letter Agreement.

The Business Combination Agreement is subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying proxy statement/prospectus/consent solicitation. There can be no assurance that the parties to the Business Combination Agreement would waive any such closing condition. In addition, in no event will Dragoneer redeem public shares in an amount that would cause New Cvent’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)) to be less than $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement and the PIPE Financing. In addition, pursuant to the Subscription Agreements with certain PIPE Investors, the obligation of such PIPE Investors to consummate the purchase of the New Cvent

Common Stock pursuant to the Subscription Agreements is conditioned upon the absence of any amendment, modification or waiver of the Business Combination Agreement or any terms thereof that would reasonably be expected to materially and adversely affect the economic benefits that such PIPE Investor would reasonably expect to receive under the Subscription Agreement, without having received such PIPE Investor’s prior written consent.

Dragoneer is providing the accompanying proxy statement/prospectus/consent solicitation and accompanying proxy card to Dragoneer’s shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournments of the extraordinary general meeting. Information about the extraordinary general meeting, the Business Combination and other related business to be considered by Dragoneer’s shareholders at the extraordinary general meeting is included in the accompanying proxy statement/prospectus/consent solicitation. Whether or not you plan to attend the extraordinary general meeting, all of Dragoneer’s shareholders should read the accompanying proxy statement/prospectus/consent solicitation, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 73 of the accompanying proxy statement/prospectus/consent solicitation.

The board of directors of Dragoneer has unanimously approved the Business Combination Agreement and the transactions contemplated thereby, including the Mergers, and unanimously recommends that shareholders vote “FOR” the adoption of the Business Combination Agreement and approval of the transactions contemplated thereby, including the Mergers, and “FOR” all other proposals presented to Dragoneer’s shareholders in the accompanying proxy statement/prospectus/consent solicitation. When you consider the recommendation of these proposals by the board of directors of Dragoneer, you should keep in mind that Dragoneer’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of Dragoneer’s Directors and Executive Officers in the Business Combination” in the accompanying proxy statement/prospectus/consent solicitation for a further discussion of these considerations.

The approval of each of the Domestication Proposal and the Proposed Charter and Bylaws Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds (2/3) of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The approval of each of the Business Combination Proposal, each of the Advisory Governing Documents Proposals, the Incentive Equity Plan Proposal, the ESPP Proposal, the Nasdaq Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Because the Domestication Proposal involves a vote to continue Dragoneer outside the jurisdiction of the Cayman Islands, holders of Class B ordinary shares will have ten votes per Class B ordinary share and holders of Class A ordinary shares will have one vote per Class A ordinary share for purposes of the Domestication Proposal. Holders of Class B ordinary shares and Class A ordinary shares shall have one vote per share on all other proposals.

Your vote is very important. Whether or not you plan to attend the extraordinary general meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus/consent solicitation to make sure that your shares are represented at the extraordinary general meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting. The Business Combination will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other Condition Precedent Proposal. The Advisory Governing Documents Proposals are non-binding advisory proposals that are not conditions precedent to the consummation of the Business Combination and a vote against will have no impact on the provisions of the new certificate of incorporation or new bylaws of New Cvent. Neither the Adjournment Proposal nor the ESPP Proposal is conditioned on the approval of any other proposal set forth in the accompanying proxy statement/prospectus/consent solicitation.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the extraordinary general meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the extraordinary general meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting. If you are a shareholder of record and you attend the extraordinary general meeting and wish to vote in person, you may withdraw your proxy and vote in person.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO DRAGONEER’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE EXTRAORDINARY GENERAL MEETING. IN ORDER TO EXERCISE YOUR REDEMPTION RIGHT, YOU NEED TO IDENTIFY YOURSELF AS A BENEFICIAL HOLDER AND PROVIDE YOUR LEGAL NAME, PHONE NUMBER AND ADDRESS IN YOUR WRITTEN DEMAND. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE (IF ANY) TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

On behalf of Dragoneer’s board of directors, I would like to thank you for your support and look forward to the successful completion of the Business Combination.

Sincerely,

Marc Stad

Chairman of the Board of Directors

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus/consent solicitation is dated [●], 2021, and is first being mailed to shareholders on or about [●], 2021.

DRAGONEER GROWTH OPPORTUNITIES CORP. II

One Letterman Drive

Building D, Suite M500

San Francisco, CA 94129

NOTICE OF EXTRAORDINARY GENERAL MEETING TO BE HELD ON [●], 2021

TO THE SHAREHOLDERS OF DRAGONEER GROWTH OPPORTUNITIES CORP. II:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders (the “extraordinary general meeting”) of Dragoneer Growth Opportunities Corp. II, a Cayman Islands exempted company (“Dragoneer”), will be held at [●], Eastern Time, on [●], 2021, at [●], or virtually via live webcast at [●], on such other date and at such other place to which the meeting may be adjourned. As all shareholders are no doubt aware, due to the current novel coronavirus (“COVID-19”) global pandemic, there are restrictions in place in many jurisdictions relating to the ability to conduct in-person meetings. As part of our precautions regarding COVID-19, shareholders may attend the meeting virtually over the internet, but the physical location of the meeting will remain at the location specified above for the purposes of our amended and restated memorandum and articles of association. You are cordially invited to attend the extraordinary general meeting, which will be held for the following purposes:

•

Proposal No. 1—The Business Combination Proposal—RESOLVED, as an ordinary resolution, that Dragoneer’s entry into the Business Combination Agreement, dated as of July 23, 2021 (the “Business Combination Agreement”), by and among Dragoneer, Redwood Opportunity Merger Sub, Inc., a Delaware corporation (“Merger Sub I”), Redwood Merger Sub LLC, a Delaware limited liability company (“Merger Sub II”), and Papay Topco, Inc., a Delaware corporation (“Cvent”), a copy of which is attached to the proxy statement/prospectus/consent solicitation as Annex A, pursuant to which, among other things, following the de-registration of Dragoneer as an exempted company in the Cayman Islands and the continuation and domestication of Dragoneer as a corporation in the State of Delaware with the name “Cvent Holding Corp.”, (a) Merger Sub I will merge with and into Cvent (the “First Merger”), with Cvent as the surviving company in the First Merger and, after giving effect to such First Merger, Cvent will be a wholly-owned subsidiary of Dragoneer (Cvent, in its capacity as the surviving company of the First Merger, is sometimes referred to as the “Surviving Company”), (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Company will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II as the surviving entity of the Second Merger and (c) at the First Effective Time, each share and equity award of Cvent outstanding as of immediately prior to the First Effective Time will be exchanged for shares of New Cvent Common Stock or comparable equity awards that are settled or are exercisable for shares of New Cvent Common Stock, as applicable, based on an implied Cvent equity value of $4,467,973,959, on the terms and subject to the conditions set forth in the Business Combination Agreement, certain related agreements (including the Subscription Agreements, the Cvent Shareholder Transaction Support Agreements, the Sponsor Letter Agreement, the Amended and Restated Registration Rights Agreement and the Investor Rights Agreement, each in the form attached to the proxy statement/prospectus/consent solicitation as Annex E, Annex F, Annex G, Annex H and Annex I, respectively), and the transactions contemplated thereby, be approved, ratified and confirmed in all respects.

•

Proposal No. 2—The Domestication Proposal—RESOLVED, as a special resolution, that Dragoneer be transferred by way of continuation to Delaware pursuant to Part XII of the Companies Act (As Revised) of the Cayman Islands and Section 388 of the General Corporation Law of the State of Delaware and, immediately upon being de-registered in the Cayman Islands, Dragoneer be continued and domesticated as a corporation under the laws of the state of Delaware and, conditional upon, and with effect from, the registration of Dragoneer as a corporation in the State of Delaware, the name of Dragoneer be changed from “Dragoneer Growth Opportunities Corp. II” to “Cvent Holding Corp.”

•

Proposal No. 3—The Proposed Charter and Bylaws Proposal—RESOLVED, as a special resolution, that the certificate of incorporation and bylaws of Dragoneer, copies of which are attached to the proxy statement/prospectus/consent solicitation as Annex C and Annex D, respectively, be approved as the certificate of incorporation and bylaws of Cvent Holding Corp., effective upon the effectiveness of the Domestication.

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Advisory Governing Documents Proposals—to consider and vote upon the following five (5) separate resolutions, each as an ordinary resolution and on a non-binding advisory basis, to approve the following material differences between the amended and restated memorandum and articles of association of Dragoneer (“Existing Governing Documents”) and the proposed new certificate of incorporation, a copy of which is attached to the proxy statement/prospectus/consent solicitation as Annex C (the “Proposed Certificate of Incorporation”) and the proposed new bylaws, a copy of which is attached to the proxy statement/prospectus/consent solicitation as Annex D (the “Proposed Bylaws”) of “Cvent Holding Corp.” upon the Domestication (such proposals, collectively, the “Advisory Governing Documents Proposals”):

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Proposal No. 4A—Advisory Governing Documents Proposal A—RESOLVED, as an ordinary resolution, that the change in the authorized share capital of Dragoneer from US$22,100 divided into (i) 200,000,000 Class A ordinary shares, par value $0.0001 per share, (ii) 20,000,000 Class B ordinary shares, par value $0.0001 per share and (iii) 1,000,000 preference shares, par value $0.0001 per share, to (a) 1,500,000,000 shares of common stock, par value $0.0001 per share, of New Cvent and (b) 1,000,000 shares of preferred stock, par value $0.0001 per share, of New Cvent (the “New Cvent Preferred Stock”) be approved.

•

Proposal No. 4B—Advisory Governing Documents Proposal B—RESOLVED, as an ordinary resolution, that the authorization to the New Cvent Board to issue any or all shares of New Cvent Preferred Stock in one or more classes or series, with such terms and conditions as may be expressly determined by the New Cvent Board and as may be permitted by the Delaware General Corporation Law be approved.

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Proposal No. 4C—Advisory Governing Documents Proposal C—RESOLVED, as an ordinary resolution, that the provision that certain provisions of the certificate of incorporation of New Cvent are subject to the Investor Rights Agreement be approved.

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Proposal No. 4D—Advisory Governing Documents Proposal D—RESOLVED, as an ordinary resolution, that the removal of the ability of New Cvent stockholders to take action by written consent in lieu of a meeting be approved.

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Proposal No. 4E—Advisory Governing Documents Proposal E—RESOLVED, as an ordinary resolution, that the amendment and restatement of the Existing Governing Documents be approved and that all other changes necessary or, as mutually agreed in good faith by Dragoneer and Cvent, desirable in connection with the replacement of Existing Governing Documents with the Proposed Certificate of Incorporation and Proposed Bylaws (copies of which are attached to the proxy statement/prospectus/consent solicitation as Annex C and Annex D, respectively) as part of the Domestication, including (i) changing the post-Business Combination corporate name from “Dragoneer Growth Opportunities Corp. II” to “Cvent Holding Corp.” (which is expected to occur upon the consummation of the Domestication), (ii) making New Cvent’s corporate existence perpetual, (iii) adopting Delaware as the exclusive forum for certain stockholder litigation and the United States District Court for the District of Delaware as the exclusive forum for litigation arising out of the Securities Act of 1933, as amended, (iv) electing not to be governed by Section 203 of the Delaware General Corporation Law and (v) removing certain provisions related to our status as a blank check company that will no longer be applicable upon consummation of the Business Combination be approved.

•

Proposal No. 5—The Nasdaq Proposal—RESOLVED, as an ordinary resolution, that for the purposes of complying with the applicable provisions of Nasdaq Stock Exchange Listing Rule 5635, the issuance of the Forward Purchase Shares and the shares of New Cvent Common Stock be approved.

•

Proposal No. 6—The Incentive Equity Plan Proposal—RESOLVED, as an ordinary resolution, that the Cvent Holding Corp. 2021 Omnibus Incentive Plan, a copy of which is attached to the proxy statement/prospectus/consent solicitation as Annex J, be adopted and approved.

•

Proposal No. 7—The ESPP Proposal— RESOLVED, as an ordinary resolution, that the Employee Stock Purchase Plan, a copy of which is attached to the proxy statement/prospectus/consent solicitation as Annex K, be adopted and approved.

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Proposal No. 8—The Adjournment Proposal—RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates, if necessary (i) to solicit additional proxies for the purpose of obtaining approval by the Dragoneer shareholders for each of the proposals necessary to consummate the transactions contemplated by the Business Combination Agreement, (ii) for the absence of a quorum, (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that Dragoneer has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by the Class A ordinary shareholders prior to the extraordinary general meeting or (iv) if the holders of the Class A ordinary shares have elected to redeem a number of Class A ordinary shares as of such time that would reasonably be expected to result in the conditions required for the Closing of the Business Combination Agreement not to be satisfied; provided that, without the consent of Cvent, in no event shall the extraordinary general meeting of shareholders be adjourned on more than two (2) occasions or for more than fifteen (15) business days later than the most recently adjourned meeting or to a date that is beyond the termination date of the Business Combination Agreement, at the extraordinary general meeting be approved.

Each of the Business Combination Proposal, the Domestication Proposal, the Proposed Charter and Bylaws Proposal, the Nasdaq Proposal and the Incentive Equity Plan Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. The Advisory Governing Documents Proposals are non-binding advisory proposals that are not conditions precedent to the consummation of the Business Combination and a vote against will have no impact on the provisions of the new certificate of incorporation or new bylaws of New Cvent. Neither the Adjournment Proposal nor the ESPP Proposal is conditioned on any other proposal.

These items of business are described in this proxy statement/prospectus/consent solicitation, which we encourage you to read carefully and in its entirety before voting.

Only holders of record of ordinary shares at the close of business on [●], 2021 are entitled to notice of and to vote and have their votes counted at the extraordinary general meeting and any adjournment of the extraordinary general meeting.

This proxy statement/prospectus/consent solicitation and accompanying proxy card is being provided to Dragoneer’s shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournment of the extraordinary general meeting. Whether or not you plan to attend the extraordinary general meeting, all of Dragoneer’s shareholders should read this proxy statement/prospectus/consent solicitation, including the Annexes and the documents referred to herein carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 73 of this proxy statement/prospectus/consent solicitation.

The board of directors of Dragoneer has unanimously approved the Business Combination Agreement and the transactions contemplated thereby, including the Mergers, and unanimously recommends that shareholders vote “FOR” the adoption of the Business Combination Agreement and approval of the transactions contemplated thereby, including the Mergers, and “FOR” all other proposals presented to Dragoneer’s shareholders in this proxy statement/prospectus/consent solicitation. When you consider the recommendation of these proposals by the board of directors of Dragoneer, you should keep in mind that Dragoneer’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of Dragoneer’s Directors and Executive Officers in the Business Combination” in this proxy statement/prospectus/consent solicitation for a further discussion of these considerations.

Pursuant to the Existing Governing Documents, a public shareholder may request of Dragoneer that New Cvent redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

(i)	hold public shares;

(ii)

submit a written request to Continental, Dragoneer’s transfer agent, in which you (i) request that New Cvent redeem all or a portion of your public shares for cash, and (ii) identify yourself as the beneficial holder of the public shares and provide your legal name, phone number and address; and

(iii)	deliver share certificates (if any) and other redemption forms (as applicable) to Continental, Dragoneer’s transfer agent, physically or electronically through The Depository Trust Company.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on [●], 2021 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

Public shareholders may elect to redeem public shares regardless of if or how they vote in respect of the Business Combination Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its share certificates (if any) and other redemption forms (as applicable) to Continental, Dragoneer’s transfer agent, New Cvent will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of Dragoneer’s initial public offering (the “trust account”), calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of June 30, 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption will take place following the Domestication and, accordingly, it is shares of New Cvent Common Stock that will be redeemed immediately after consummation of the Business Combination. See “Extraordinary General Meeting of Dragoneer—Redemption Rights” in this proxy statement/prospectus/consent solicitation for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

The Initial Shareholders have, pursuant to the Sponsor Letter Agreement, agreed to, among other things, vote all of their ordinary shares in favor of the proposals being presented at the extraordinary general meeting and waive their anti-dilution rights with respect to their Class B ordinary shares in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus/consent solicitation, the Initial Shareholders own approximately 21.7% of the issued and outstanding ordinary shares. See “Business Combination Proposal—Related Agreements—Sponsor Letter Agreement” in the accompanying proxy statement/prospectus/consent solicitation for more information related to the Sponsor Letter Agreement.

The Business Combination Agreement is subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying proxy statement/prospectus/consent solicitation. There can be no assurance that the parties to the Business Combination Agreement would waive any such closing condition. In addition, in no event will Dragoneer redeem public shares in an amount that would cause New Cvent’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)) to be less than $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement and the PIPE Financing.

The approval of each of the Domestication Proposal and the Proposed Charter and Bylaws Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds

(2/3) of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The approval of each of the Business Combination Proposal, each of the Advisory Governing Documents Proposals, the Incentive Equity Plan Proposal, the ESPP Proposal, the Nasdaq Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Because the Domestication Proposal involves a vote to continue Dragoneer outside the jurisdiction of the Cayman Islands, holders of Class B ordinary shares will have ten votes per Class B ordinary share and holders of Class A ordinary shares will have one vote per Class A ordinary share for purposes of the Domestication Proposal. Holders of Class B ordinary shares and Class A ordinary shares will have one vote per share on all other proposals.

Your vote is very important. Whether or not you plan to attend the extraordinary general meeting, please vote as soon as possible by following the instructions in this proxy statement/prospectus/consent solicitation to make sure that your shares are represented at the extraordinary general meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting. The Business Combination will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Advisory Governing Documents Proposals are non-binding advisory proposals that are not conditions precedent to the consummation of the Business Combination and a vote against will have no impact on the provisions of the new certificate of incorporation or new bylaws of New Cvent. Neither the Adjournment Proposal nor the ESPP Proposal is conditioned on the approval of any other proposal set forth in this proxy statement/prospectus/consent solicitation.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the proposals presented at the extraordinary general meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the extraordinary general meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting. If you are a shareholder of record and you attend the extraordinary general meeting and wish to vote in person, you may withdraw your proxy and vote in person.

Your attention is directed to the remainder of the proxy statement/prospectus/consent solicitation following this notice (including the Annexes and other documents referred to herein) for a more complete description of the proposed Business Combination and related transactions and each of the proposals. You are encouraged to read this proxy statement/prospectus/consent solicitation carefully and in its entirety, including the Annexes and other documents referred to herein. If you have any questions or need assistance voting your ordinary shares, please contact Morrow Sodali, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing DGNS@investor.morrowsodali.com.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors of Dragoneer Growth Opportunities Corp. II,

Marc Stad

Chairman of the Board of Directors

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO DRAGONEER’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE EXTRAORDINARY GENERAL MEETING. IN ORDER

TO EXERCISE YOUR REDEMPTION RIGHT, YOU NEED TO IDENTIFY YOURSELF AS A BENEFICIAL HOLDER AND PROVIDE YOUR LEGAL NAME, PHONE NUMBER AND ADDRESS IN YOUR WRITTEN DEMAND. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE (IF ANY) TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

NOTICE OF SOLICITATION OF WRITTEN CONSENT OF THE STOCKHOLDERS OF PAPAY TOPCO, INC.

Cvent

1765 Greensboro Station Place, 7th Floor

Tysons, Virginia 22201

To the Stockholders of Papay Topco, Inc.:

Pursuant to a Business Combination Agreement, dated as of July 23, 2021 (as it may be amended from time to time, the “Business Combination Agreement”), by and among Dragoneer Growth Opportunities Corp. II., a Cayman Islands exempted company (“Dragoneer”), Redwood Opportunity Merger Sub, Inc., a Delaware corporation (“Merger Sub I”), Redwood Merger Sub LLC, a Delaware limited liability company (“Merger Sub II”), and Papay Topco, Inc., a Delaware corporation (“Cvent”), following the de-registration of Dragoneer as an exempted company in the Cayman Islands and the continuation and domestication of Dragoneer as a corporation in the State of Delaware with the name “Cvent Holding Corp.” (the “Domestication”), Merger Sub I will merge with and into Cvent (the “First Merger”), with Cvent as the surviving company in the First Merger and, after giving effect to such First Merger, Cvent will be a wholly-owned subsidiary of Dragoneer (Cvent, in its capacity as the surviving company of the First Merger, is sometimes referred to as the “Surviving Company”), (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Company will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”; the Mergers, together with the Domestication, collectively, the “Business Combination”), with Merger Sub II as the surviving entity of the Second Merger.

This proxy statement/prospectus/consent solicitation statement is being delivered to you on behalf of Cvent’s board of directors to request that holders of Cvent common stock as of the record date of [●], 2021 execute and return written consents to (i) adopt the Business Combination Agreement and approve the transactions contemplated thereby, including the Mergers, and (ii) approve, on a non-binding advisory basis, each of the amendments described in Proposal Nos. 3-7 of this proxy statement/prospectus/consent solicitation statement.

This proxy statement/prospectus/consent solicitation statement describes the proposed Business Combination and the actions to be taken in connection with the Business Combination and provides additional information about the parties involved. Please give this information your careful attention. A copy of the Business Combination Agreement is attached as Annex A to this proxy statement/prospectus/consent solicitation statement.

A summary of the appraisal rights that may be available to you is described in this proxy statement/prospectus/consent solicitation statement in the section titled “Appraisal Rights,” which is qualified by the copy of Section 262 of the Delaware General Corporation Law attached as Annex M to this proxy statement/prospectus/consent solicitation statement. Please note that if you wish to exercise appraisal rights, you must not sign and return a written consent adopting the Business Combination Agreement. However, so long as you do not return a consent form at all, it is not necessary to affirmatively vote against or disapprove the Business Combination. In addition, you must take all other steps necessary to perfect your appraisal rights, as described in the aforementioned section of and annex to this proxy statement/prospectus/consent solicitation statement.

Cvent’s board of directors has considered the Business Combination and the terms of the Business Combination Agreement and has unanimously determined that the Business Combination and the Business Combination Agreement are fair to and in the best interests of Cvent and the Cvent stockholders and recommends that the Cvent stockholders (i) adopt the Business Combination Agreement and (ii) approve each of the amendments described in Proposal Nos. 3-7 of this proxy statement/prospectus/consent solicitation statement by submitting a written consent.

Please complete, date, and sign the written consent furnished with this proxy statement/prospectus/consent solicitation statement and return it promptly to Cvent by one of the means described in the section titled “Cvent Solicitation of Written Consents.”

If you have any questions concerning the Business Combination Agreement, the Business Combination, the consent solicitation or the accompanying proxy statement/prospectus/consent solicitation statement, or if you have any questions about how to deliver your written consent, please contact Cvent at legal@cvent.com.

By Order of the Board of Directors of Papay Topco, Inc.,

Rajeev K. Aggarwal
Chief Executive Officer and Director
[●], 2021

i

ii

ADDITIONAL INFORMATION

This proxy statement/prospectus/consent solicitation incorporates important business and financial information about us that is not included in or delivered with this proxy statement/prospectus/consent solicitation. You may request this information, copies of this proxy statement/prospectus/consent solicitation and any other publicly available information concerning Dragoneer, without charge, by written request to Dragoneer Growth Opportunities Corp. II, One Letterman Drive, Building D Suite M500, San Francisco, California 94129, or by telephone request at (415) 539-3099; or Morrow Sodali, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing DGNS@investor.morrowsodali.com or from the SEC through the SEC website at http://www.sec.gov.

In order for Dragoneer’s shareholders to receive timely delivery of the documents in advance of the extraordinary general meeting of Dragoneer to be held on [●], you must request the information no later than five business days prior to the date of the extraordinary general meeting, by [●].

SELECTED DEFINITIONS

Unless otherwise stated in this proxy statement/prospectus/consent solicitation or the context otherwise requires, references to:

•	“2021 Plan” are to the Cvent Holding Corp. 2021 Omnibus Incentive Plan to be considered for adoption and approval by the shareholders pursuant to the Incentive Equity Plan Proposal;

•	“Articles of Association” are to the amended and restated articles of association of Dragoneer;

•	“Business Combination” are to the Domestication, the Mergers and other transactions contemplated by the Business Combination Agreement, collectively, including the PIPE Financing;

•	“Business Combination Agreement” are to that certain Business Combination Agreement, dated July 23, 2021, by and among Dragoneer, Merger Sub I, Merger Sub II and Cvent;

•	“Cayman Islands Companies Act” are to the Companies Act (As Revised) of the Cayman Islands as the same may be amended from time to time;

•

“Class A ordinary shares” are to the 27,600,000 Class A ordinary shares, par value $0.0001 per share, of Dragoneer outstanding as of the date of this proxy statement/prospectus/consent solicitation and, in connection with the Domestication, which will automatically convert, on a one-for-one basis, into shares of New Cvent Common Stock;

•

“Class B ordinary shares” are to the 6,900,000 Class B ordinary shares, par value $0.0001 per share, of Dragoneer outstanding as of the date of this proxy statement/prospectus/consent solicitation (2,875,000 of which were initially issued to our Sponsor in a private placement prior to our initial public offering and 4,025,000 of which were the result of share dividends effected by Dragoneer) and of which 300,000 were transferred to the Dragoneer independent directors (75,000 each) in October, 2020, and, in connection with the Domestication, which will automatically convert, on a one-for-one basis, into shares of New Cvent Common Stock;

•	“Closing” are to the closing of the Business Combination;

•

“Closing Date” means that date that is in no event later than the third (3rd) business day following the satisfaction (or, to the extent permitted by applicable law, waiver) of the conditions described under the section entitled “Business Combination Proposal—The Business Combination Agreement—Conditions to Closing of the Business Combination,” (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) or at such other date as Dragoneer and Cvent may agree in writing;

•

“Condition Precedent Proposals” are to the Business Combination Proposal, the Domestication Proposal, the Proposed Charter and Bylaws Proposal, the Nasdaq Proposal and the Incentive Equity Plan Proposal, collectively;

•	“Continental” are to Continental Stock Transfer & Trust Company;

•	“Cvent” are to Papay Topco, Inc., a Delaware corporation, prior to the consummation of the Business Combination;

•

“Cvent Acquisition Proposal” means (a) any transaction or series of related transactions under which any person(s), directly or indirectly, (i) acquires or otherwise purchases Cvent or any of its controlled affiliates or (ii) all or a material portion of assets or businesses of Cvent or any of its controlled affiliates (in the case of each of clause (i) and (ii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise), or (b) any equity or similar investment in Cvent or any of its controlled affiliates (subject to exceptions to the PIPE Financing or the issuance of the applicable class of shares of capital stock of Cvent upon the exercise or conversion of any outstanding Cvent equity awards);

•	“Cvent Board” are to the board of directors of Cvent;

•	“Cvent Stockholders” are to the holders of the issued and outstanding shares of common stock of Cvent;

•	“Cvent Supporting Shareholders” are to the Vista Investors and Rajeev K. Aggarwal;

•

“Domestication” are to the transfer by way of continuation and deregistration of Dragoneer from the Cayman Islands and the continuation and domestication of Dragoneer as a corporation incorporated in the State of Delaware;

•	“Dragoneer,” “we,” “us” or “our” are to Dragoneer Growth Opportunities Corp. II, a Cayman Islands exempted company, prior to the consummation of the Business Combination;

•

“Dragoneer Acquisition Proposal” means (a) any transaction or series of related transactions under which Dragoneer or any of its controlled affiliates, directly or indirectly, (i) acquires or otherwise purchases any other person(s), (ii) engages in a business combination with any other person(s) or (iii) acquires or otherwise purchases all or a material portion of the assets or businesses of any other persons(s) (in the case of each of clause (i), (ii) and (iii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise) or (b) any equity, debt or similar investment in Dragoneer or any of its controlled affiliates;

•	“Dragoneer Board” are to Dragoneer’s board of directors;

•	“Dragoneer Parties” are to, collectively, Dragoneer, Merger Sub I and Merger Sub II;

•	“Employee Stock Purchase Plan” means the New Cvent Employee Stock Purchase Plan, a copy of which is attached to the proxy statement/prospectus/consent solicitation as Annex K;

•

“extraordinary general meeting” are to the extraordinary general meeting of Dragoneer at [●], on [●], 2021, at [●], or at such other time, on such other date and at such other place to which the meeting may be adjourned;

•	“Existing Governing Documents” are to the Memorandum of Association and the Articles of Association;

•	“First Effective Time” are to the time at which the First Merger becomes effective;

•	“First Merger” are to the merger of Merger Sub I with and into Cvent, with Cvent as the surviving company;

•

“Forward Purchase Agreement” are to the forward purchase agreement between Dragoneer and Dragoneer Funding II LLC, dated October 29, 2020, whereby Dragoneer Funding II LLC agreed to purchase 5,000,000 Class A ordinary shares for a purchase price of $10.00 per share;

•

“Forward Purchase Shares” are to the 5,000,000 Class A ordinary shares to be issued immediately prior to the First Effective Time, but following the Domestication, to Dragoneer Funding II LLC for a purchase price of $10.00 per share pursuant to the Forward Purchase Agreement and the Business Combination Agreement;

•	“initial public offering” are to Dragoneer’s initial public offering that was consummated on November 19, 2020;

•	“Initial Shareholders” are to Sponsor and each of Sarah J. Friar, David D. Ossip, Gokul Rajaram and Jay Simons;

•	“Memorandum of Association” are to the amended and restated memorandum of association of Dragoneer;

•	“Mergers” are to, collectively, the First Merger and Second Merger;

•	“Merger Sub I” are to Redwood Opportunity Merger Sub, Inc., a Delaware corporation;

•	“Merger Sub II” are to Redwood Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Dragoneer prior to the consummation of the Business Combination;

•	“Nasdaq” are to the Nasdaq Global Select Market;

•	“New Cvent” are to Cvent Holding Corp. (f.k.a. Dragoneer Growth Opportunities Corp. II) upon and after the Domestication;

•	“New Cvent Board” are to the board of directors of New Cvent;

•	“New Cvent Common Stock” are to the common stock, par value $0.0001 per share, of New Cvent;

•	“ordinary shares” are to our Class A ordinary shares and our Class B ordinary shares;

•

“PIPE Financing” are to the transactions contemplated by the Subscription Agreements, pursuant to which the PIPE Investors have collectively committed to subscribe for an aggregate of 47,500,000 shares of New Cvent Common Stock for an aggregate purchase price of $475,000,000 to be consummated in connection with Closing;

•	“PIPE Investors” are to certain investors with whom Dragoneer entered into Subscription Agreements, collectively;

•

“private placement shares” are to the 752,000 private placement shares outstanding as of the date of this proxy statement/prospectus/consent solicitation that were issued to our Sponsor as part of the closing of our initial public offering;

•	“pro forma” are to giving pro forma effect to the Business Combination, including the Mergers and the PIPE Financing;

•	“Proposed Bylaws” are to the proposed bylaws of New Cvent to be effective upon the Domestication attached to this proxy statement/prospectus/consent solicitation as Annex D;

•

“Proposed Certificate of Incorporation” are to the proposed certificate of incorporation of New Cvent to be effective upon the Domestication attached to this proxy statement/prospectus/consent solicitation as Annex C;

•	“Proposed Governing Documents” are to the Proposed Certificate of Incorporation and the Proposed Bylaws;

•	“public shareholders” are to holders of public shares, whether acquired in Dragoneer’s initial public offering or acquired in the secondary market;

•

“public shares” are to the currently outstanding 28,352,000 Class A ordinary shares (including the private placement shares) and 6,900,000 Class B ordinary shares of Dragoneer, whether acquired in Dragoneer’s initial public offering or acquired in the secondary market;

•	“redemption” are to each redemption of public shares for cash pursuant to the Existing Governing Documents;

•	“SEC” are to the Securities and Exchange Commission;

•	“Second Effective Time” means the time at which the Second Merger becomes effective;

•	“Second Merger” are to the merger of Cvent as the surviving company of the First Merger with and into Merger Sub II, with Merger Sub II continuing as the surviving company;

•	“Securities Act” are to the Securities Act of 1933, as amended;

•	“Sponsor” are to Dragoneer Growth Opportunities Holdings II, a Cayman Islands limited liability company;

•	“Subscription Agreements” are to the subscription agreements, entered into by Dragoneer and each of the PIPE Investors in connection with the PIPE Financing;

•	“transfer agent” are to Continental, Dragoneer’s transfer agent;

•

“trust account” are to the trust account established at the consummation of Dragoneer’s initial public offering that holds the proceeds of the initial public offering and is maintained by Continental, acting as trustee;

•	“Vista” are to Vista Equity Partners Management, LLC;

•	“Vista Investors” are to investment funds advised by affiliates of Vista Equity Partners Management, LLC; and

•

“working capital shares” are to the 200,000 shares of New Cvent Common Stock that will be issued upon conversion of the principal amount of a working capital loan provided to Dragoneer by Sponsor, which conversion will occur upon the consummation of the Business Combination.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information in this proxy statement/prospectus/consent solicitation concerning economic conditions, Cvent and New Cvent’s industry, their markets and their competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as Cvent’s own estimates and research. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While Cvent believes the information presented in this proxy statement/prospectus/consent solicitation is generally reliable, forecasts, assumptions, expectations, beliefs, estimates and projects involve risk and uncertainties and are subject to change based on various factors, including those described under “Forward-Looking Statements” and “Risk Factors.”

Certain information in the text of this proxy statement/prospectus/consent solicitation is contained in independent industry publications. The sources of these independent industry publications are provided below:

•	Forrester, Cvent Thought Leadership Study: Data Review, February 22, 2021, which was commissioned by Cvent;

•	Frost & Sullivan, Hospitality Cloud GLOBAL TAM 2021/2022, April 2021, which was commissioned by Cvent; and

•	Frost & Sullivan, Events Technology GLOBAL TAM 2021/2022, April 2021, which was commissioned by Cvent.

Cvent has not had this information verified by any independent sources. The independent industry publications used in this proxy statement/prospectus/consent solicitation were not prepared on Cvent’s behalf.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement/prospectus/consent solicitation may constitute “forward-looking statements” for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future, including those relating to the Business Combination. The information included in this proxy statement/prospectus/consent solicitation in relation to Cvent has been provided by Cvent and its management, and forward-looking statements include statements relating to our and its respective management team’s expectations, hopes, beliefs, intentions or strategies regarding the future, including those relating to the Business Combination, future financial performance and business strategies and expectations for its business. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this proxy statement/prospectus/consent solicitation include, for example, statements about:

•	the impact on Cvent’s operations and financial condition from the effects of the current COVID-19 pandemic;

•	Cvent’s ability to attract and retain new customers;

•	Cvent’s ability to maintain and expand relationships with hotels and venues;

•	the impact of a data breach or other security incident involving Cvent or its customers’ confidential or personal information stored in our or our third-party service providers’ systems;

•	risks associated with indemnity provisions in some of Cvent’s agreements;

•	the competitiveness of the market in which Cvent operates;

•	the impact of a disruption of Cvent’s operations, infrastructure or systems, or disruption of the operations, infrastructure or systems of the third parties on which Cvent relies;

•	Cvent’s ability to renew agreements with and sell additional solutions to its customers;

•	Cvent’s ability to maintain access to third-party licenses;

•	Cvent’s ability to comply with its obligations under license or technology agreements with third parties;

•	Cvent’s ability to manage its growth effectively;

•	Cvent’s ability to expand its sales force;

•	risks and uncertainties associated with potential acquisitions and divestitures;

•	Cvent’s ability to operate offices located outside of the United States, including India;

•	the impact of declines or disruptions in the demand for events and meetings;

•	risks associated with Cvent’s reliance on third-party mobile application platforms such as the Apple App Store and the Google Play Store to distribute its mobile applications;

•	Cvent’s history of losses and ability to achieve profitability in the future;

•	Cvent’s ability to develop, introduce and market new and enhanced versions of its solutions to meet customer needs and expectations;

•	the impact of Cvent’s lengthy and unpredictable sales cycle;

•	Cvent’s ability to retain, hire and integrate skilled personnel, including its senior management team;

•	Cvent’s ability to fund its research and development efforts;

•	the seasonality of Cvent’s sales and customer growth;

•	Cvent’s ability to offer high-quality customer support;

•	the impact of contractual disputes with Cvent’s customers;

•	the impact of any significant reduction in spending by advertisers on Cvent’s platforms;

•	Cvent’s ability to maintain, enhance and protect its brand;

•	the impact of delays in product and service development, including delays beyond Cvent’s control;

•	Cvent’s ability to maintain the compatibility of its solutions with third-party applications;

•	risks related to incorrect or improper use of Cvent’s solutions or its failure to properly train customers on how to utilize its solutions;

•	the impact of Cvent’s reliance on data provided by third parties;

•	risks associated with privacy concerns and end users’ acceptance of Internet behavior tracking;

•	Cvent’s ability to maintain its corporate culture as it grows;

•	Cvent’s ability to comply with legal requirements, contractual obligations and industry standards relating to security, data protection and privacy;

•	Cvent’s ability to comply with the rules and regulations adopted by the payment card networks;

•	Cvent’s ability to obtain, maintain, protect and enforce its intellectual property and proprietary rights;

•	risks associated with lawsuits by third parties for alleged infringement, misappropriation or other violation of their intellectual property and proprietary rights;

•	risks associated with Cvent’s use of open source software in certain of its solutions;

•	risks associated with changes in tax laws;

•	the impact of third-party claims, including by governmental bodies, regarding the content and advertising distributed by Cvent’s customers through its service;

•	risks associated with changes in financial accounting standards;

•	risks associated with fluctuations in currency exchange rates;

•	Cvent’s ability to raise additional capital or generate cash flows necessary to expand its operations and invest in new technologies in the future;

•	Cvent’s ability to develop and maintain proper and effective internal control over financial reporting;

•	our ability to complete the Business Combination with Cvent or, if we do not consummate such Business Combination, any other initial business combination;

•

satisfaction or waiver of the conditions to the Business Combination including, among others: (i) the approval by our shareholders of the Condition Precedent Proposals being obtained; (ii) the applicable waiting period under the Hart-Scott-Rodino Act of 1976 (the “HSR Act”) relating to the Business Combination Agreement having expired or been terminated; (iii) Dragoneer having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) after giving effect to the transactions contemplated by the Business Combination Agreement the PIPE Financing and the Forward Purchase Agreement; (iv) the shares of New Cvent Common Stock having been listed on Nasdaq, and Nasdaq having raised no objection to the continued listing of the New

Cvent Common Stock; and (v) as of immediately prior to the Closing, the result equal to: (a) the cash in the trust account, minus (b) the amount redeemed by the holders of Dragoneer Class A ordinary shares as provided in the Existing Governing Documents, plus (c) the aggregate amount received by Dragoneer from the PIPE Financing, plus (d) the aggregate amount received by Dragoneer under the Forward Purchase Agreement not being less than $356,000,000, subject to certain exceptions (which minimum cash amount shall be calculated without reduction for any payments in respect of debt repayments, transaction fees and expenses);

•	the projected financial information, growth rate and market opportunity of New Cvent;

•	the ability to obtain and/or maintain the listing of the New Cvent Common Stock on Nasdaq, and the potential liquidity and trading of such securities;

•	the risk that the proposed Business Combination disrupts current plans and operations of Cvent as a result of the announcement and consummation of the proposed Business Combination;

•

the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees;

•	costs related to the proposed Business Combination;

•	changes in applicable laws or regulations;

•	our ability to raise financing in the future;

•	our success in retaining or recruiting, or changes required in, our officers, key employees or directors following the completion of the Business Combination;

•	our officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving the Business Combination;

•	Cvent’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•	Cvent’s financial performance;

•	the ability of New Cvent to expand or maintain its existing customer base;

•	the effect of global economic conditions or political transitions on Cvent’s customers and their ability to continue to purchase Cvent products;

•

the effect of COVID-19 on the foregoing, including our ability to consummate the Business Combination due to the uncertainty resulting from the recent COVID-19 pandemic, and the impact on our virtual, hybrid and in-person offerings, each of which has been and may continue to be impacted differently by COVID-19; and

•	other factors detailed under the section entitled “Risk Factors.”

The forward-looking statements contained in this proxy statement/prospectus/consent solicitation are based on current expectations and beliefs concerning future developments and their potential effects on us and/or Cvent. There can be no assurance that future developments affecting us and/or Cvent will be those that we and/or Cvent have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control or the control of Cvent) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. Neither we nor Cvent undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Before any shareholder grants its proxy or instructs how its vote should be cast or vote on the proposals to be put to the extraordinary general meeting, such stockholder should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus/consent solicitation may adversely affect us.

QUESTIONS AND ANSWERS FOR SHAREHOLDERS OF DRAGONEER

The questions and answers below highlight only selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the extraordinary general meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to Dragoneer’s shareholders. Shareholders should read this proxy statement/prospectus/consent solicitation, including the Annexes and the other documents referred to herein, carefully and in their entirety to fully understand the proposed Business Combination and the voting procedures for the extraordinary general meeting, which will be held at [●], Eastern Time, on [●], 2021, at [●], or virtually via live webcast at [●].

Q:	Why am I receiving this proxy statement/prospectus/consent solicitation?

A:

Dragoneer shareholders are being asked to consider and vote upon, among other proposals, a proposal to approve and adopt the Business Combination Agreement and approve the transactions contemplated thereby, including the Business Combination. In accordance with the terms and subject to the conditions of the Business Combination Agreement, among other things, in connection with the Domestication, on the Closing Date prior to the First Effective Time, (i) Dragoneer will be renamed “Cvent Holding Corp.”, and (ii) each share and equity award of Cvent outstanding as of immediately prior to the First Effective Time will be exchanged for shares of New Cvent Common Stock or comparable equity awards that are settled or are exercisable for shares of New Cvent Common Stock, as applicable, based on an implied Cvent equity value of $4,467,973,959. See “Business Combination Proposal.”

A copy of the Business Combination Agreement is attached to this proxy statement/prospectus/consent solicitation as Annex A and you are encouraged to read the Business Combination Agreement in its entirety.

The approval of each of the Business Combination Proposal, each of the Advisory Governing Documents Proposals, the Incentive Equity Plan Proposal, the Nasdaq Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting, and each of the Domestication Proposal and the Proposed Charter and Bylaws Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds (2/3) of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting and vote at the extraordinary general meeting. Because the Domestication Proposal involves a vote to continue Dragoneer outside the jurisdiction of the Cayman Islands, holders of Class B ordinary shares will have ten votes per Class B ordinary share and holders of Class A ordinary shares will have one vote per Class A ordinary share for purposes of the Domestication Proposal. Holders of Class B ordinary shares and Class A ordinary shares will have one vote per share on all other proposals.

In connection with the Domestication, on the Closing Date prior to the First Effective Time: (i) each issued and outstanding Class A ordinary share and each issued and outstanding Class B ordinary share, of Dragoneer will be converted into one share of common stock, par value $0.0001 per share, of New Cvent; (ii) the governing documents of Dragoneer will be amended and restated and become the certificate of incorporation and the bylaws of New Cvent as described in this proxy statement/prospectus/consent solicitation; and (iii) Dragoneer’s name will change to “Cvent Holding Corp.” Immediately prior to the First Effective Time, but following the Domestication, Dragoneer will issue the Forward Purchase Shares at a price of $10.00 per share on the terms and conditions set forth in the Forward Purchase Agreement and the Business Combination Agreement.

The provisions of the Proposed Governing Documents will differ in certain material respects from the Existing Governing Documents. Please see “What amendments will be made to the current constitutional documents of Dragoneer?” below.

THE VOTE OF SHAREHOLDERS IS IMPORTANT. SHAREHOLDERS ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION.

Q:	What proposals are shareholders of Dragoneer being asked to vote upon?

A:	At the extraordinary general meeting, Dragoneer is asking holders of its ordinary shares to consider and vote upon the following separate proposals:

•	a proposal to approve by ordinary resolution and adopt the Business Combination Agreement, including the Mergers, and the transactions contemplated thereby;

•	a proposal to approve by special resolution the Domestication;

•

the following five (5) separate proposals, on a non-binding advisory basis, to approve by ordinary resolution the following material differences between the Existing Governing Documents and the Proposed Governing Documents:

•

to authorize the change in the authorized share capital of Dragoneer from US$22,100 divided into (i) 200,000,000 Class A ordinary shares, par value $0.0001 per share, 20,000,000 Class B ordinary shares, par value $0.0001 per share, and 1,000,000 preference shares, par value $0.0001 per share, to (ii) 1,500,000,000 shares of New Cvent Common Stock and 1,000,000 shares of New Cvent Preferred Stock;

•

to authorize the New Cvent Board to issue any or all shares of New Cvent Preferred Stock in one or more classes or series, with such terms and conditions as may be expressly determined by the New Cvent Board and as may be permitted by the Delaware General Corporation Law (the “DGCL”);

•	to provide that certain provisions of the certificate of incorporation of New Cvent are subject to the Investor Rights Agreement;

•	to authorize the removal of the ability of New Cvent stockholders to take action by written consent in lieu of a meeting; and

•

to amend and restate the Existing Governing Documents and authorize all other changes necessary or, as mutually agreed in good faith by Dragoneer and Cvent, desirable in connection with the replacement of Existing Governing Documents with the Proposed Governing Documents as part of the Domestication;

•

a proposal to approve by ordinary resolution shares of New Cvent Common Stock in connection with the Business Combination, the Forward Purchase Agreement and the PIPE Financing in compliance with the Nasdaq Listing Rules;

•	a proposal to approve and adopt by ordinary resolution the 2021 Plan;

•	a proposal to approve and adopt by ordinary resolution the Employee Stock Purchase Plan; and

•

a proposal to approve by ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to, among other things, permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting.

If our shareholders do not approve each of the Condition Precedent Proposals, then unless certain conditions in the Business Combination Agreement are waived by the applicable parties to the Business Combination Agreement, the Business Combination Agreement could terminate and the Business Combination may not be consummated.

For more information, please see “Business Combination Proposal,” “Domestication Proposal,” “Proposed Charter and Bylaws Proposal,” “Advisory Governing Documents Proposals,” “Nasdaq Proposal,” “Incentive Equity Plan Proposal,” “ESPP Proposal” and “Adjournment Proposal.”

Dragoneer will hold the extraordinary general meeting to consider and vote upon these proposals. This proxy statement/prospectus/consent solicitation contains important information about the Business Combination and the other matters to be acted upon at the extraordinary general meeting. Shareholders of Dragoneer should read it carefully.

The Dragoneer Board has determined that the Business Combination Proposal, the Domestication Proposal, the Proposed Charter and Bylaws Proposal, each of the Advisory Governing Documents Proposals, the Nasdaq Proposal, the Incentive Equity Plan Proposal, the ESPP Proposal and the Adjournment Proposal are in the best interests of Dragoneer and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of one or more of Dragoneer’s directors results in conflicts of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Dragoneer and its shareholders and what he, she or they may believe is best for himself, herself or themselves, including what’s best for other investment vehicles advised by affiliates of Dragoneer, in determining to recommend that shareholders vote for the proposals. In addition, Dragoneer’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of Dragoneer’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q:	Are the proposals conditioned on one another?

A:

Each of the Business Combination Proposal, the Domestication Proposal, the Proposed Charter and Bylaws Proposal, the Nasdaq Proposal and the Incentive Equity Plan Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. The Advisory Governing Documents Proposals are non-binding advisory proposals that are not conditions precedent to the consummation of the Business Combination and a vote against will have no impact on the provisions of the new certificate of incorporation or new bylaws of New Cvent. Neither the Adjournment Proposal nor the ESPP Proposal is conditioned on any other proposal.

Q:	Why is Dragoneer proposing the Business Combination?

A:

Dragoneer is a blank check company incorporated on September 25, 2020 as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Although Dragoneer may pursue an acquisition opportunity in any business, industry, sector or geographical location for purposes of consummating the initial business combination, Dragoneer has focused on the software industry. Dragoneer is not permitted under its Existing Governing Documents to effect a business combination with a blank check company or a similar type of company with nominal operations.

Dragoneer has identified several criteria and guidelines it believes are important for evaluating acquisition opportunities. Dragoneer has sought to acquire companies that meet its core investment philosophy, including companies that: demonstrate sustainable competitive differentiation, have topline growth potential, generate high levels of cash-flow over time, a management team with a proven track record of success, mature enough to provide rich financial and operating data, and a large, growing addressable market.

Based on its due diligence investigations of Cvent and the industry in which it operates, including the financial and other information provided by Cvent in the course of negotiations, the Dragoneer Board believes that Cvent is an attractive target based on its evaluation of Cvent in light of the criteria and guidelines listed above. However, there is no assurance of this. See “Business Combination Proposal—The Dragoneer Board’s Reasons for the Business Combination.”

Based on its due diligence investigations of Cvent and the industry in which it operates, including the financial and other information provided by Cvent in the course of negotiations, the Dragoneer Board believes that the Business Combination with Cvent presents an attractive business combination opportunity and is in the best interests of Dragoneer and its shareholders, the board of directors did consider certain potentially material negative factors in arriving at that conclusion. These factors are discussed in greater detail in the sections entitled “Business Combination Proposal—The Dragoneer Board’s Reasons for the Business Combination” and “Risk Factors—Risks Related to Dragoneer’s Business and to New Cvent’s Business Following the Business Combination.”

Q:	Did the Dragoneer Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:

No. The Dragoneer Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination, nor did it engage a financial advisor. However, Dragoneer’s management, the members of the Dragoneer Board and the other representatives of Dragoneer have substantial experience in evaluating the operating and financial merits of companies similar to Cvent and reviewed certain financial information of Cvent and compared it to certain publicly traded companies, selected based on the experience and the professional judgment of Dragoneer’s management team, which enabled them to make the necessary analyses and determinations regarding the Business Combination. Accordingly, investors will be relying solely on the judgment of the Dragoneer Board in valuing Cvent’s business and assuming the risk that the Dragoneer Board may not have properly valued such business.

Q:	What will Cvent’s equityholders receive in return for the Business Combination with Dragoneer?

A:

On the date of Closing, promptly following the consummation of the Domestication, Merger Sub I will merge with and into Cvent (the “First Merger”), with Cvent as the surviving company in the First Merger and, after giving effect to such First Merger, Cvent will be a wholly-owned subsidiary of Dragoneer, and immediately following the First Merger and as part of the same overall transaction as the First Merger, Cvent as the surviving company of the First Merger will merge with and into Merger Sub II (the “Second Merger”), with Merger Sub II as the surviving company in the Second Merger and, after giving effect to such Second Merger, Merger Sub II will be a wholly-owned subsidiary of Dragoneer. In accordance with the terms and subject to the conditions of the Business Combination Agreement, at the First Effective Time, each share and equity award of Cvent outstanding as of immediately prior to the First Effective Time will be exchanged for shares of New Cvent Common Stock or comparable equity awards that are settled or are exercisable for shares of New Cvent Common Stock, as applicable, based on an implied Cvent equity value of $4,467,973,959.

Based on our current estimate, Cvent’s existing stockholders are expected to receive approximately 416,351,853 shares of New Cvent Common Stock and Cvent’s existing optionholders are expected to receive approximately 51,764,924 options to purchase New Cvent Common Stock. The number of New Cvent shares and options will be determined by multiplying the number of shares of Cvent held by existing equityholders by an exchange ratio, (i) the numerator of which is equal to $4,467,973,959 divided by $10 and (ii) the denominator of which is equal to the number of fully diluted shares of Cvent (inclusive of vested and unvested options). The exchange ratio and the number of shares to be issued to Cvent’s existing equityholders will not change based on the number amount of redemptions from public special purpose acquisition company (“SPAC”) investors.

Q:	How was the implied Cvent equity value of $4,467,973,959 determined?

A:

The implied Cvent equity value of $4,467,973,959 was determined based on an implied pro forma enterprise value of New Cvent of approximately $5,345,493,959, including the anticipated $475 million PIPE Financing. As shown in the table below, the enterprise value was reduced by debt of approximately

$200,000,000 and increased by estimated pro forma cash of approximately $245,493,959, which yields an equity value of approximately $5,345,493,959. The implied equity value of Cvent of $4,467,973,959 represents the portion of the $877,520,000 pro forma equity value attributable to existing Cvent equityholders after taking into account 27,600,000 Class A ordinary shares held by existing Dragoneer shareholders, 5,000,000 shares to be issued pursuant to the Forward Purchase Agreement and the Business Combination Agreement, 47,500,000 shares to be issued in the PIPE Financing and 900,000 Class B ordinary shares held by the Sponsor that will not be subject to forfeiture following the consummation of the Business Combination.

(amounts in millions, except per share amount)
Enterprise Value	$5,300

Less: Debt	$200
Plus: Cash	$245

Equity Value	$5,345

Price Per Share	$10.00

Shares Outstanding

Less: Class A Ordinary Shares	27,600,000
Less: Class A Private Placement Shares	752,000
Less: Class B Ordinary Shares Not Subject to Forfeiture	6,900,000
Less: Forward Purchase Agreement Shares	5,000,000
Less: PIPE Financing Shares	47,500,000

Equity to Existing Cvent Equityholders	446,797,396

Q:	How will the combined company be managed following the Business Combination?

A:

Following the Closing, it is expected that the New Cvent Board will consist of individuals designated by Vista, the individual who will serve as New Cvent’s Chief Executive Officer (who shall be the Chief Executive Officer of Cvent as of immediately prior to the Mergers), and an individual who is “independent” and eligible under the listing rules of Nasdaq to serve on the New Cvent Board’s audit committee or one non-voting board observer. Please see the section entitled “Management of New Cvent Following the Business Combination” for further information.

Immediately following the Business Combination, Vista will beneficially own approximately [●]% of New Cvent Common Stock, which means that, based on its percentage voting power held after the Business Combination, Vista will control the vote of all matters submitted to a vote of the New Cvent Board, or shareholders, which will enable it to control the election of the members of the New Cvent Board and all other corporate decisions. Even when Vista ceases to own shares of New Cvent Common Stock representing a majority of the total voting power, for so long as Vista continues to own a significant portion of New Cvent Common Stock, Vista will have significant influence with respect to New Cvent’s management, business plans and policies, including the appointment and removal of its officers, decisions on whether to raise future capital and amending its charter and bylaws, which govern the rights attached to the New Cvent Common Stock. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of New Cvent and ultimately might affect the market price of the New Cvent Common Stock.

Q:	What equity stake will current Dragoneer shareholders and current equityholders of Cvent hold in New Cvent immediately after the consummation of the Business Combination?

A:

As of the date of this proxy statement/prospectus/consent solicitation, there are (i) 27,600,000 Class A ordinary shares outstanding issued in Dragoneer’s initial public offering, and (ii) 6,900,000 Class B ordinary shares outstanding held by Dragoneer’s Initial Shareholders. As of the date of this proxy statement/prospectus/consent solicitation, there is outstanding 752,000 private placement shares held by the Sponsor. The Sponsor intends to elect to have the $2,000,000 balance of a working capital loan provided to Dragoneer converted, in whole or in part, upon the consummation of the Business Combination, into Class A ordinary shares substantially identical to the private placements shares, at a price of $10.00 per share. Therefore, as of the date of this proxy statement/prospectus/consent solicitation (without giving effect to the Business Combination, the PIPE Financing or the conversion of the working capital loan into shares and assuming that none of Dragoneer’s outstanding public shares are redeemed in connection with the Business Combination), Dragoneer’s fully-diluted share capital would be 35,252,000 ordinary shares.

The following table illustrates varying ownership levels in New Cvent Common Stock immediately following the consummation of the Business Combination based on the varying levels of redemptions by the public shareholders and the following additional assumptions: (i) 416,351,853 shares of New Cvent Common Stock are issued to the holders of shares of common stock and of Cvent at Closing and 30,445,543 shares of New Cvent Common Stock underlying options are issued on a net exercise basis to the holders of options of Cvent at Closing, which would be the number of shares of New Cvent Common Stock issued to these holders if Closing were to occur on [●]; (ii) 47,500,000 shares of New Cvent Common Stock are issued in the PIPE Financing; (iii) the Forward Purchase Shares are issued pursuant to the Forward Purchase Agreement prior to the closing of the Business Combination; and (iv) no vested and unvested options to purchase shares of New Cvent Common Stock that will be held by equity holders of Cvent immediately following the Closing have been exercised. If the actual facts are different than these assumptions, the ownership percentages in New Cvent will be different.

	Assuming No Redemptions (Shares)%		Assuming Maximum Redemptions (Shares)%
Cvent Stockholders	416,351,853	77.9%	416,351,853	82.1%
Cvent options (1)	30,445,543	5.7%	30,445,543	6.0%

Total shares issued in Business Combination	446,797,396	83.6%	446,797,396	88.1%
Dragoneer’s public stockholders	27,600,000	5.2%	—	0.0%
Sponsor (2)	7,852,000	1.5%	7,852,000	1.5%
PIPE Investors (3)	52,500,000	9.8%	52,500,000	10.4%

Pro Forma Common Stock	534,749,396	100.0%	507,149,396	100.0%

(1)

Represents shares underlying Cvent options calculated on a net exercise basis, which represents an aggregate 51,764,924 outstanding Cvent options less implied share buybacks of approximately 21,319,381.

(2)

Includes 6,900,000 Class B ordinary shares held by the Initial Shareholders, 752,000 private placement shares held by the Sponsor and 200,000 Class A ordinary shares to be received by the Sponsor from the conversion of the promissory note upon the consummation of the Business Combination.

(3)

Includes 47,500,000 shares of New Cvent Common Stock issued to the PIPE Investors in the PIPE Financing and 5,000,000 shares of Class A ordinary shares to be purchased by Dragoneer Funding II LLC pursuant to the Forward Purchase Agreement and the Business Combination Agreement.

For further details, see “Business Combination Proposal—Consideration to Cvent Equityholders in the Business Combination.”

Q:	Why is Dragoneer proposing the Domestication?

A:

Our board of directors believes that there are significant advantages to us that will arise as a result of a change of our domicile to Delaware. Further, our board of directors believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. The board of directors believes that there are several reasons why transfer by way of continuation to Delaware is in the best interests of Dragoneer and its shareholders, including, (i) the prominence, predictability and flexibility of the DGCL, (ii) Delaware’s well-established principles of corporate governance and (iii) the increased ability for Delaware corporations to attract and retain qualified directors, each of the foregoing are discussed in greater detail in the section entitled “Domestication Proposal—Reasons for the Domestication.”

To effect the Domestication, we will file an application for deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of corporate domestication and a certificate of incorporation with the Secretary of State of the State of Delaware, under which we will be domesticated and continue as a Delaware corporation.

The approval of the Domestication Proposal is a condition to closing the Business Combination under the Business Combination Agreement. The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds (2/3) of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Because the Domestication Proposal involves a vote to continue Dragoneer outside the jurisdiction of the Cayman Islands, holders of Class B ordinary shares will have ten votes per Class B ordinary share and holders of Class A ordinary shares will have one vote per Class A ordinary share for purposes of the Domestication Proposal. Holders of Class B ordinary shares and Class A ordinary shares shall have one vote per share on all other proposals. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal.

Q:	What amendments will be made to the current constitutional documents of Dragoneer?

A:

The consummation of the Business Combination is conditional, among other things, on the Domestication. Accordingly, in addition to voting on the Business Combination, Dragoneer’s shareholders also are being asked to consider and vote upon a proposal to approve the Domestication, and replace Dragoneer’s Existing Governing Documents, in each case, under Cayman Islands law with the Proposed Governing Documents, in each case, under the DGCL, which differ from the Existing Governing Documents in the following material respects:

	Existing Governing Documents	Proposed Governing Documents
Authorized Shares (Advisory Governing Documents Proposal A)

The share capital under the Existing Governing Documents is US$22,100 divided into 200,000,000 Class A ordinary shares of par value US$0.0001 per share, 20,000,000 Class B ordinary shares of par value US$0.0001 per share and 1,000,000 preference shares of par value US$0.0001 per share.

See paragraph 5 of the Memorandum of Association.

The Proposed Governing Documents authorize 1,500,000,000 shares of New Cvent Common Stock and 1,000,000 shares of New Cvent Preferred Stock.

See Article IV of the Proposed Certificate of Incorporation.

	Existing Governing Documents	Proposed Governing Documents
Authorize the Board of Directors to Issue Preferred Stock Without Stockholder Consent (Advisory Governing Documents Proposal B)

The Existing Governing Documents authorize the issuance of 1,000,000 preference shares with par value US$0.0001 per share and with such designation, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered under the Existing Governing Documents, without shareholder approval, to issue preference shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares.

See paragraph 5 of the Memorandum of Association and Article 3 of the Articles of Association.

The Proposed Governing Documents authorize the board of directors to issue all or any shares of New Cvent Preferred Stock in one or more series and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as the board of directors may determine.

See Article IV subsection B of the Proposed Certificate of Incorporation.

Investor Rights Agreement (Advisory Governing Documents Proposal C)	The Existing Governing Documents are not subject to any director composition agreement.

The Proposed Governing Documents provide that certain provisions therein are subject to the Investor Rights Agreement.

See Article IV subsection 3, Article V subsections 1 and 3, Article VII subsections 1, 2, 3, and Article XIV of the Proposed Certificate of Incorporation.

Shareholder/Stockholder Written Consent In Lieu of a Meeting (Advisory Governing Documents Proposal D)

The Existing Governing Documents provide that resolutions may be passed by a vote in person, by proxy at a general meeting, or by unanimous written resolution.

See Articles 18, 22 and 31of our Articles of Association.

The Proposed Governing Documents allow stockholders to vote in person or by proxy at a meeting of stockholders, but prohibit the ability of stockholders to act by written consent in lieu of a meeting.

See Article VIII subsection 1 of the Proposed Certificate of Incorporation.

Corporate Name (Advisory Governing Documents Proposal E)	The Existing Governing Documents provide the name of the company is “Dragoneer Growth Opportunities Corp. II” See paragraph 1 of our Memorandum of Association.	The Proposed Governing Documents will provide that the name of the corporation will be “Cvent Holding Corp.” See Article I of the Proposed Certificate of Incorporation.

	Existing Governing Documents	Proposed Governing Documents

Perpetual Existence (Advisory Governing Documents Proposal E)

The Existing Governing Documents provide that if we do not consummate a business combination (as defined in the Existing Governing Documents) by February 19, 2023 (twenty-seven months after the closing of Dragoneer’s initial public offering, provided that Dragoneer has executed a definitive agreement for a Business Combination by November 19, 2022 but has not completed a Business Combination by November 19, 2022), Dragoneer will cease all operations except for the purposes of winding up and will redeem the shares issued in Dragoneer’s initial public offering and liquidate its trust account.

See Article 49 of our Articles of Association.

The Proposed Governing Documents do not include any provisions relating to New Cvent’s ongoing existence; the default under the DGCL will make New Cvent’s existence perpetual.

This is the default rule under the DGCL.

Exclusive Forum (Advisory Governing Documents Proposal E)	The Existing Governing Documents do not contain a provision adopting an exclusive forum for certain shareholder litigation.

The Proposed Governing Documents adopt Delaware as the exclusive forum for certain stockholder litigation and the United States District Court for the District of Delaware as the exclusive forum for litigation arising out of the Securities Act.

See Article XIII of the Proposed Bylaws.

Takeovers by Interested Stockholders (Advisory Governing Documents Proposal E)	The Existing Governing Documents do not provide restrictions on takeovers of Dragoneer by a related shareholder following a business combination.

The Proposed Governing Documents will have New Cvent elect not to be governed by Section 203 of the DGCL relating to takeovers by interested stockholders.

See Article X of the Proposed Certificate of Incorporation.

Provisions Related to Status as Blank Check Company (Advisory Governing Documents Proposal E)

The Existing Governing Documents set forth various provisions related to our status as a blank check company prior to the consummation of a business combination.

See Article 49 of our Articles of Association.

The Proposed Governing Documents do not include such provisions related to our status as a blank check company, which no longer will apply upon consummation of the Business Combination, as we will cease to be a blank check company at such time.

Q:	How will the Domestication affect my ordinary shares?

A:

In connection with the Domestication, on the Closing Date prior to the First Effective Time, but following the Domestication: (i) each issued and outstanding Class A ordinary share and each issued and outstanding Class B ordinary share, of Dragoneer will be converted into one share of common stock, par value $0.0001 per share, of New Cvent; (ii) the governing documents of Dragoneer will be amended and restated and become the certificate of incorporation and the bylaws of New Cvent as described in this proxy statement/prospectus/consent solicitation; and (iii) Dragoneer’s name will change to “Cvent Holding Corp.” Immediately prior to the First Effective Time, but following the Domestication, Dragoneer will issue the Forward Purchase Shares at a price of $10.00 per share on the terms and conditions set forth in the Forward Purchase Agreement and the Business Combination Agreement.

In accordance with the terms and subject to the conditions of the Business Combination Agreement, at the First Effective Time, each share and equity award of Cvent outstanding as of immediately prior to the First Effective Time will be exchanged for shares of New Cvent Common Stock or comparable equity awards that are settled or are exercisable for shares of New Cvent Common Stock, as applicable, based on an implied Cvent equity value of $4,467,973,959.

Q:	What are the U.S. federal income tax consequences of the Domestication?

A:

As discussed more fully under “U.S. Federal Income Tax Considerations,” the Domestication generally should constitute a tax-deferred reorganization within the meaning of Section 368(a)(l)(F) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) to a statutory conversion of a corporation holding only investment-type assets such as Dragoneer, this result is not entirely clear. In the case of a transaction, such as the Domestication, that should qualify as a tax-deferred reorganization within the meaning of Section 368(a)(1)(F), U.S. Holders (as defined in “U.S. Federal Income Tax Considerations—U.S. Holders” below) will be subject to Section 367(b) of the Code and, as a result of the Domestication:

•

a U.S. Holder whose public shares have a fair market value of less than $50,000 on the date of the Domestication generally will not recognize any gain or loss and will not be required to include any part of Dragoneer’s earnings in income;

•

a U.S. Holder whose public shares have a fair market value of $50,000 or more and who, on the date of the Domestication, owns (actually and constructively) less than 10% of the total combined voting power of all classes of our stock entitled to vote and less than 10% of the total value of all classes of our stock generally will recognize gain (but not loss) on the exchange of public shares for shares of New Cvent Common Stock pursuant to the Domestication. As an alternative to recognizing gain, such U.S. Holder may file an election to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367(b) of the Code) attributable to its public shares provided certain other requirements are satisfied; and

•

a U.S. Holder whose public shares have a fair market value of $50,000 or more and who, on the date of the Domestication, owns (actually or constructively) 10% or more of the total combined voting power of all classes of our stock entitled to vote or 10% or more of the total value of all classes of our stock generally will be required to include in income as a deemed dividend the “all earnings and profits amount” attributable to its public shares provided certain other requirements are satisfied. Any such U.S. Holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code (participation exemption).

Dragoneer does not expect to have significant cumulative earnings and profits through the date of the Domestication.

As discussed more fully under “U.S. Federal Income Tax Considerations—U.S. Holders—PFIC Considerations,” Dragoneer believes that it is likely classified as a “passive foreign investment company”

(“PFIC”) for U.S. federal income tax purposes. Therefore, certain U.S. Holders may be subject to adverse tax consequences as a result of the Domestication.

The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are urged to consult their tax advisor on the tax consequences to them of the Domestication, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Domestication, see “U.S. Federal Income Tax Considerations.”

Q:	Do I have redemption rights?

A:

If you are a holder of public shares, you have the right to request that we redeem all or a portion of your public shares for cash provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus/consent solicitation. Public shareholders may elect to redeem all or a portion of the public shares held by them regardless of if or how they vote in respect of the Business Combination Proposal. If you wish to exercise your redemption rights, please see the answer to the next question: “How do I exercise my redemption rights?”

The Initial Shareholders have agreed to waive their redemption rights with respect to all of their ordinary shares in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price.

Q:	How do I exercise my redemption rights?

A:

In connection with the proposed Business Combination, pursuant to the Existing Governing Documents, Dragoneer’s public shareholders may request that Dragoneer redeem all or a portion of such public shares for cash if the Business Combination is consummated. If you are a public shareholder and wish to exercise your right to redeem the public shares, you must:

(i)	hold public shares;

(ii)

submit a written request to Continental, Dragoneer’s transfer agent, in which you (i) request that we redeem all or a portion of your public shares for cash, and (ii) identify yourself as the beneficial holder of the public shares and provide your legal name, phone number and address; and

(iii)	deliver your share certificates (if any) and other redemption forms (as applicable) to Continental, our transfer agent, physically or electronically through The Depository Trust Company (“DTC”).

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on [●], 2021 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

The address of Continental, Dragoneer’s transfer agent, is listed under the question “Who can help answer my questions?” below.

Public shareholders will be entitled to request that their public shares be redeemed for a pro rata portion of the amount then on deposit in the trust account as of two business days prior to the consummation of the Business Combination including interest earned on the funds held in the trust account and not previously released to us (net of taxes payable). For illustrative purposes, as of June 30, 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. However, the proceeds deposited in the trust account could become subject to the claims of our creditors, if any, which could have priority over the claims of our public shareholders, regardless of whether such public shareholders vote or, if they do vote, irrespective of if they vote for or against the Business Combination Proposal. Therefore, the per share distribution from the trust account in such a situation may be less than originally expected due to such claims. Whether you vote, and if you do vote irrespective of how you vote, on any proposal, including the Business Combination Proposal, will have no impact on the amount you will receive upon exercise of your redemption rights. It is expected that the funds to be distributed to public shareholders electing to redeem their public shares will be distributed promptly after the consummation of the Business Combination.

Any request for redemption, once made by a holder of public ordinary shares, may not be withdrawn once submitted to Dragoneer unless the Dragoneer Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part). If you deliver your share certificates (if any) and other redemption forms (as applicable) for redemption to Continental, our transfer agent, and later decide prior to the extraordinary general meeting not to elect redemption, you may request that our transfer agent return the share certificates (if any) and the shares (physically or electronically) to you. You may make such request by contacting Continental, our transfer agent, at the phone number or address listed at the end of this section.

Any corrected or changed written exercise of redemption rights must be received by Continental, our transfer agent, prior to the vote taken on the Business Combination Proposal at the extraordinary general meeting. No request for redemption will be honored unless the holder’s share certificates (if any) and other redemption forms have been delivered (either physically or electronically) to Continental, our transfer agent, at least two business days prior to the vote at the extraordinary general meeting.

If a holder of public shares properly makes a request for redemption and delivers the public share certificates (if any) along with the redemption forms (as applicable) as described above, then, if the Business Combination is consummated, we will redeem the public shares for a pro rata portion of funds deposited in the trust account, calculated as of two business days prior to the consummation of the Business Combination. The redemption takes place following the Domestication and, accordingly, it is shares of New Cvent Common Stock that will be redeemed immediately after consummation of the Business Combination.

Q:	What are the U.S. federal income tax consequences of exercising my redemption rights?

A:

We expect that a U.S. Holder (as defined in “U.S. Federal Income Tax Considerations—U.S. Holders”) that exercises its redemption rights to receive cash from the trust account in exchange for its shares of New Cvent Common Stock will generally be treated as selling such shares of New Cvent Common Stock resulting in the recognition of capital gain or capital loss. There may be certain circumstances in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of shares of New Cvent Common Stock that such U.S. Holder owns or is deemed to own prior to and following the redemption. For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “U.S. Federal Income Tax Considerations.”

Additionally, because the Domestication will occur immediately prior to the redemption by any public shareholder, U.S. Holders exercising redemption rights are generally expected to take into account the potential tax consequences of Section 367(b) of the Code as well as potential tax consequences of the U.S. federal income tax rules relating to PFICs. The tax consequences of the exercise of redemption rights, including pursuant to Section 367(b) of the Code and the PFIC rules, are discussed more fully below under “U.S. Federal Income Tax Considerations—U.S. Holders.” All holders of our public shares considering exercising their redemption rights are urged to consult their tax advisor on the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws.

Q:	What happens to the funds deposited in the trust account after consummation of the Business Combination?

A:

Following the closing of our initial public offering, an amount equal to $276,000,000 ($10.00 per share) of the net proceeds from our initial public offering was placed in the trust account. As of June 30, 2021, assets held in the trust account totaled $276,008,777 and were held in money market funds, which are invested primarily in U.S. treasury securities. These funds will remain in the trust account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (i) the completion of a business combination (including the closing of the Business Combination) or (ii) the redemption of all of the public shares if we are unable to complete a business combination by February 19, 2023 (unless such date is extended in accordance with the Existing Governing Documents), subject to applicable law.

We intend to apply the cash released to us from the trust account for general corporate purposes, including for maintenance or expansion of operations of New Cvent, to fund the purchase of other companies or for working capital. See “Summary of the Proxy statement/prospectus/consent solicitation—Sources and Uses of Funds for the Business Combination.”

Q:	What happens if a substantial number of the public shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A:

Our public shareholders are not required to vote “AGAINST” the Business Combination in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the trust account and the number of public shareholders are reduced as a result of redemptions by public shareholders.

In no event will Dragoneer redeem public shares in an amount that would cause our net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement and the PIPE Financing.

Additionally, as a result of redemptions, the trading market for the New Cvent Common Stock may be less liquid than the market for the public shares was prior to consummation of the Business Combination and we may not be able to meet the listing standards for Nasdaq or another national securities exchange.

Q:	What conditions must be satisfied to complete the Business Combination?

A:

The consummation of the Business Combination is conditioned upon, among other things, (i) the applicable waiting period under the HSR Act relating to the transactions contemplated by the Business Combination Agreement having expired or been terminated; (ii) no judicial or governmental order, prohibition or other legal restraint preventing the consummation of the transactions contemplated by the Business Combination Agreement; (iii) this Registration Statement on Form S-4 having become effective; (iv) the shareholders of Dragoneer and Cvent having consented to the Business Combination Agreement and consummation of the transactions contemplated therein; (v) Dragoneer having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) after giving effect to the transactions contemplated by the Business Combination Agreement, the Forward Purchase Agreement and the PIPE Financing; (vi) the shares of New Cvent Common Stock having been listed on Nasdaq, and Nasdaq having raised no objection to the continued listing of the New Cvent Common Stock; and (vii) as of immediately prior to the Closing, the result equal to: (a) the cash in the trust account, minus (b) the amount redeemed by the holders of Dragoneer Class A ordinary shares as provided in the Existing Governing Documents, plus (c) the aggregate amount received by Dragoneer from the PIPE Financing, plus (d) the aggregate amount received by Dragoneer under the Forward Purchase Agreement not being less than $356,000,000, subject to certain exceptions. The minimum cash amount shall be calculated without reduction for any payments in respect of debt repayments, transaction fees and expenses. Therefore, unless these conditions are waived by the applicable parties to the Business Combination Agreement, the Business Combination Agreement could terminate and the Business Combination may not be consummated.

For more information about conditions to the consummation of the Business Combination, see “Business Combination Proposal—Conditions to Closing of the Business Combination.”

Q:	When do you expect the Business Combination to be completed?

A:

It is currently expected that the Business Combination will be consummated in the fourth quarter of 2021. This date depends, among other things, on the approval of the proposals to be put to Dragoneer shareholders at the extraordinary general meeting. However, such extraordinary general meeting could be adjourned if the Adjournment Proposal is adopted by our shareholders at the extraordinary general meeting and we elect to adjourn the extraordinary general meeting to a later date or dates, if necessary (i) to solicit additional proxies for the purpose of obtaining approval by the Dragoneer shareholders for each of the proposals necessary to consummate the Business Combination Agreement (ii) for the absence of a quorum, (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that Dragoneer has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by the Class A ordinary shareholders prior to the extraordinary general meeting or (iv) if the holders of holders of the Class A ordinary shares have elected to redeem a number of Class A ordinary shares as of such time that would reasonably be expected to result in the conditions required for the Closing of the Business Combination Agreement not to be satisfied; provided that, without the consent of Cvent, in no event shall the extraordinary general meeting of shareholders be adjourned on more than two (2) occasions or for more than fifteen (15) business days later than the most recently adjourned meeting or to a date that is beyond the termination date of the Business Combination Agreement. For a description of the conditions for the completion of the Business Combination, see “Business Combination Proposal—Conditions to Closing of the Business Combination.”

Q:	What happens if the Business Combination is not consummated?

A:

Dragoneer will not complete the Domestication to Delaware unless all other conditions to the consummation of the Business Combination have been satisfied or waived by the parties in accordance with the terms of the Business Combination Agreement. If Dragoneer is not able to consummate the Business Combination with Cvent nor able to complete another business combination by February 19, 2023, as such date may be extended pursuant to our Existing Governing Documents, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable laws.

Q:	Do I have appraisal rights in connection with the proposed Business Combination and the proposed Domestication?

A:	Dragoneer shareholders do not have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

For a discussion of appraisal rights held by Cvent Stockholders, see the section “Questions and Answers about Cvent’s Solicitation of Written Consents” below.

Q:	What do I need to do now?

A:

You should read this proxy statement/prospectus/consent solicitation, including the Annexes and the documents referred to herein, carefully and in their entirety and to consider how the Business Combination will affect you as a shareholder. Our shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus/consent solicitation and on the enclosed proxy card.

Q:	How do I vote?

A:

If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, and were a holder of record of ordinary shares on [●], 2021, the record date for the extraordinary general meeting, you may vote with respect to the proposals in person or virtually at the extraordinary general meeting, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. For the avoidance of doubt, the record date does not apply to Dragoneer shareholders that hold their shares in registered form and are registered as shareholders in Dragoneer’s register of members. All holders of shares in registered form on the day of the extraordinary general meeting are entitled to vote at the extraordinary general meeting.

Q:	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:

No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this proxy statement/prospectus/consent solicitation may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. This is called a “broker non-vote.” Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal. If you decide to vote, you should provide instructions to your broker, bank or other nominee on how to vote in accordance with the information and procedures provided to you by your broker, bank or other nominee.

Q:	When and where will the extraordinary general meeting be held?

A:

The extraordinary general meeting will be held at [●], Eastern Time, on [●], 2021, at [●], or virtually live via webcast at [●], or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals.

Q:	How will the COVID-19 pandemic impact in-person voting at the General Meeting?

A:

We intend to hold the extraordinary general meeting in person. However, we are sensitive to the public health and travel concerns our shareholders may have and recommendations that public health officials may issue in light of the evolving coronavirus (COVID-19) situation. As a result, we may impose additional procedures or limitations on meeting attendees. We plan to announce any such updates in a press release filed with the SEC and on our proxy website at [●], and we encourage you to check this website prior to the meeting if you plan to attend.

Q:	What impact will the COVID-19 Pandemic have on the Business Combination?

A:

Given the ongoing and dynamic nature of the circumstances, it is difficult to predict the impact of the coronavirus outbreak on the business of Dragoneer and Cvent, and there is no guarantee that efforts by Dragoneer and Cvent to address the adverse impacts of the coronavirus will be effective. The extent of such impact will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and actions taken to contain the coronavirus or its impact, among others. If Dragoneer or Cvent are unable to recover from a business disruption on a timely basis, the Business Combination and New Cvent’s business, financial condition and results of operations following the completion of the Business Combination would be adversely affected. The Business Combination may also be delayed and adversely affected by the coronavirus outbreak and become more costly. Each of Dragoneer and Cvent may also incur additional costs to remedy damages caused by any such disruptions, which could adversely affect its financial condition and results of operations.

Q:	Who is entitled to vote at the extraordinary general meeting?

A:

We have fixed [●], 2021 as the record date for the extraordinary general meeting. If you were a shareholder of Dragoneer at the close of business on the record date, you are entitled to vote on matters that come before the extraordinary general meeting. However, a shareholder may only vote his or her shares if he, she or they is present in person or is represented by proxy at the extraordinary general meeting.

Q:	How many votes do I have?

A:

With the exception of our Initial Shareholders, who are entitled to ten votes for each Class B ordinary share they hold for purposes of voting on the Domestication Proposal, Dragoneer shareholders are entitled to one vote at the extraordinary general meeting for each ordinary share held of record as of the record date. As of the close of business on the record date for the extraordinary general meeting, there were 27,600,000 Class A ordinary shares issued and outstanding and 6,900,000 Class B ordinary shares issued and outstanding, all of which are held by the Initial Shareholders.

Q:	What constitutes a quorum?

A:

A quorum of Dragoneer shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if one or more shareholders who together hold not less than a majority of the issued and outstanding ordinary shares entitled to vote at the extraordinary general meeting are represented in person or by proxy at the extraordinary general meeting. As of the record date for the extraordinary general meeting, 17,626,001 ordinary shares (or, excluding the ordinary shares held by the Initial Shareholders, 13,800,001 ordinary shares) would be required to achieve a quorum for each proposal contained in this proxy statement, except as to the Domestication Proposal, wherein representation of the Initial Shareholders alone will be sufficient for a quorum.

Q:	What vote is required to approve each proposal at the extraordinary general meeting?

A:	The following votes are required for each proposal at the extraordinary general meeting:

(i)

Business Combination Proposal: The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

(ii)

Domestication Proposal: The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least a two-thirds (2/3) of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Holders of our Class B ordinary shares will be entitled to ten votes for each Class B ordinary share for purposes of the Domestication Proposal.

(iii)

Proposed Charter and Bylaws Proposal: The approval of the Proposed Charter and Bylaws Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds (2/3) of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting vote at the extraordinary general meeting.

(iv)

Advisory Governing Documents Proposals: The separate approval of each of the Advisory Governing Documents Proposals requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

(v)

Nasdaq Proposal: The approval of the Nasdaq Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

(vi)

Incentive Equity Plan Proposal: The approval of the Incentive Equity Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

(vii)

ESPP Proposal: The approval of the ESPP Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

(viii)

Adjournment Proposal: The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

As of the record date, Dragoneer had 35,252,000 ordinary shares issued and outstanding, of which 27,600,000 were Class A ordinary shares, 752,000 were private placement shares held by Sponsor and 6,900,000 were Class B ordinary shares. Dragoneer shareholders are entitled to one vote at the extraordinary general meeting for each ordinary share held of record as of the record date. The holders of our Class B ordinary shares will be entitled to ten votes for each Class B ordinary share when voting on the Domestication Proposal.

Assuming all holders that are entitled to vote on such matter vote all of their ordinary shares in person or by proxy, 17,626,001 shares will need to be voted in favor of each of the Business Combination Proposal, each of the Advisory Governing Documents Proposals, the Nasdaq Proposal, the Incentive Equity Plan Proposal, the ESPP Proposal and the Adjournment Proposal in order to approve each of the Business Combination Proposal, each of the Advisory Governing Documents Proposals, the Nasdaq Proposal, the Incentive Equity Plan Proposal, the ESPP Proposal and the Adjournment Proposal.

As noted above, the approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law. As a result, in addition to the 752,000 private placement shares held by Sponsor and 6,900,000 Class B ordinary shares held by the Initial Shareholders, Dragoneer would need the affirmative vote of 9,974,001 Class A ordinary shares, or approximately 36.13% (assuming all issued and outstanding shares are voted), or 1,161,001 Class A ordinary shares, or approximately 4.2% (assuming only the minimum number of shares representing a quorum are voted), in each case, of the 27,600,000 Class A ordinary shares held by the public shareholders, to be voted in favor of the Business Combination Proposal in order for that proposal to be approved.

Assuming all holders that are entitled to vote on such matter vote all of their ordinary shares in person or by proxy, 25,501,334 shares will need to be voted in favor of the Proposed Charter and Bylaws Proposal in order to approve the Proposed Charter and Bylaws Proposal.

Assuming all holders of the Class B ordinary shares that are entitled to vote on the Domestication Proposal vote all of their Class B ordinary shares in person or by proxy, then no other holders of ordinary shares will be needed to approve the Domestication Proposal.

Q:	What are the recommendations of the Dragoneer Board?

A:

The Dragoneer Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of Dragoneer and its shareholders and unanimously recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “FOR” the Proposed Charter and Bylaws Proposal, “FOR” each of the separate Advisory Governing Documents Proposals, “FOR” the Nasdaq Proposal, “FOR” the Incentive Equity Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting.

The existence of financial and personal interests of one or more of Dragoneer’s directors results in conflicts of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Dragoneer and its shareholders and what he, she or they may believe is best for himself, herself or themselves, including what’s best for other investment vehicles advised by affiliates of Dragoneer, in determining to recommend that shareholders vote for the proposals. In addition, Dragoneer’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of Dragoneer’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q:	How do Sponsor and the other Initial Shareholders intend to vote their shares?

A:

Unlike some other blank check companies in which the Initial Shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, our Initial Shareholders have agreed to vote all of their shares in favor of all the proposals being presented at the extraordinary general meeting. As of the date of this proxy statement/prospectus/consent solicitation, our Initial Shareholders own approximately 21.7% of the issued and outstanding ordinary shares.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our Initial Shareholders, Vista, Cvent and/or their directors, officers, advisors or respective affiliates (including separate accounts or other accounts, clients or pooled investment vehicles advised by, or affiliated with, Dragoneer Investment Group, LLC or its affiliates) may purchase public shares from institutional and other investors, including those who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our Initial Shareholders, Vista, Cvent and/or their directors, officers, advisors or respective affiliates (including separate accounts or other accounts, clients or pooled investment vehicles advised by, or affiliated with, Dragoneer Investment Group, LLC or its affiliates) purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. Our Initial Shareholders, Vista, Cvent, and/or their directors, officers, advisors or respective affiliates (including separate accounts or other accounts, clients or pooled investment vehicles advised by, or affiliated with, Dragoneer Investment Group, LLC or its affiliates) may also purchase public shares, including from institutional and other investors, including those who indicate an intention to redeem our shares, or, if the price per share of our shares falls below $10.00 per share, such parties may seek to enforce their redemption rights. The above-described activity could be especially prevalent in and around the time of Closing. The purpose of such share purchases and other transactions would be for investment purposes and/or to increase the likelihood of satisfaction of the requirements that (i) the Business Combination Proposal, each of the Advisory Governing Documents Proposals, the Nasdaq Proposal, the Incentive Equity Plan Proposal, the ESPP Proposal and the Adjournment Proposal are approved by the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter, (ii) the Domestication Proposal and the Proposed Charter and Bylaws Proposal are approved by the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter, (iii) otherwise limit the number of public shares electing to redeem and (iv) New Cvent’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement and the PIPE Financing. Our Initial Shareholders, Vista, Cvent and/or their directors, officers, advisors or respective affiliates (including separate accounts or other accounts, clients or pooled investment vehicles advised by, or affiliated with, Dragoneer Investment Group, LLC or its affiliates) may also purchase shares from institutional and other investors for investment purposes.

Entering into any such arrangements may have a depressive effect on the ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he, she or they own, either at or prior to the Business Combination.

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold.

Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Q:	What happens if I sell my Dragoneer ordinary shares before the extraordinary general meeting?

A:

The record date for the extraordinary general meeting is earlier than the date of the extraordinary general meeting and earlier than the date that the Business Combination is expected to be completed. If you transfer your public shares after the applicable record date, but before the extraordinary general meeting, unless you grant a proxy to the transferee, you will retain your right to vote at such general meeting.

Q:	May I change my vote after I have mailed my signed proxy card?

A:

Yes. Shareholders may send a later-dated, signed proxy card to our general counsel at our address set forth below so that it is received by our general counsel prior to the vote at the extraordinary general meeting (which is scheduled to take place on [●], 2021) or attend the extraordinary general meeting in person and vote. Shareholders also may revoke their proxy by sending a notice of revocation to our general counsel, which must be received by our general counsel prior to the vote at the extraordinary general meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Q:	What happens if I fail to take any action with respect to the extraordinary general meeting?

A:

If you fail to vote with respect to the extraordinary general meeting and the Business Combination is approved by shareholders and the Business Combination is consummated, you will become a stockholder of New Cvent. If you fail to vote with respect to the extraordinary general meeting and the Business Combination is not approved, you will remain a shareholder of Dragoneer. However, if you fail to vote with respect to the extraordinary general meeting, you will nonetheless be able to elect to redeem your public shares in connection with the Business Combination.

Q:	What should I do if I receive more than one set of voting materials?

A:

Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus/consent solicitation and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your ordinary shares.

Q:	Who will solicit and pay the cost of soliciting proxies for the extraordinary general meeting?

A:

Dragoneer will pay the cost of soliciting proxies for the extraordinary general meeting. Dragoneer has engaged Morrow Sodali to assist in the solicitation of proxies for the extraordinary general meeting. Dragoneer has agreed to pay Morrow Sodali a fee of $35,000, plus disbursements, and will reimburse Morrow Sodali for its reasonable out-of-pocket expenses and indemnify Morrow Sodali and its affiliates against certain claims, liabilities, losses, damages and expenses. Dragoneer will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Class A ordinary shares for their expenses in forwarding soliciting materials to beneficial owners of Class A ordinary shares and in obtaining voting instructions from those owners. Dragoneer’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	Where can I find the voting results of the extraordinary general meeting?

A:

The preliminary voting results will be announced at the extraordinary general meeting. Dragoneer will publish final voting results of the extraordinary general meeting in a Current Report on Form 8-K within four business days after the extraordinary general meeting.

Q:	Who can help answer my questions?

A:	If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus/consent solicitation or the enclosed proxy card you should contact:

Morrow Sodali LLC

509 Madison Avenue, New York, New York 10022

(800) 662-5200

DGNS@investor.morrowsodali.com

You also may obtain additional information about Dragoneer from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information; Incorporation by Reference.” If you are a holder of public shares and you intend to seek redemption of your public shares, you will need to deliver your share certificates (if any) and other redemption forms (as applicable) (either physically or electronically) to Continental, Dragoneer’s transfer agent, at the address below prior to the extraordinary general meeting. Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on [●] (two business days before the extraordinary general meeting) in order for their shares to be redeemed. If you have questions regarding the certification of your position or delivery of your share certificates (if any) and other redemption forms (as applicable), please contact:

Continental Stock Transfer & Trust Company

1 State Street 30th Floor

New York, New York 10004

Attention: Mark Zimkind

mzimkind@continentalstock.com

QUESTIONS AND ANSWERS ABOUT CVENT’S SOLICITATION OF WRITTEN CONSENTS

Q:	Why am I receiving this proxy statement/prospectus/consent solicitation statement?

A:

The Cvent Stockholders are being asked to (i) adopt the Business Combination Agreement and approve the transactions contemplated thereby, including the Business Combination and (ii) approve, on a non-binding advisory basis, each of the amendments described in Proposal Nos. 3-7 of this proxy statement/prospectus/consent solicitation statement by executing and delivering the written consent furnished with this proxy statement/prospectus/consent solicitation statement. As a result of the Business Combination, Dragoneer will acquire Cvent. Subject to the terms of the Business Combination Agreement, holders of Cvent equity interests (and convertible securities) will be entitled to receive shares of New Cvent Common Stock at a deemed value of $10.00 per share as consideration following the Mergers. For more information about the consideration payable to the holders of Cvent equity interests, please see the section titled “Business Combination Proposal—Consideration to Cvent Equityholders in the Business Combination” beginning on page 146 of this proxy statement/prospectus/consent solicitation statement.

A copy of the Business Combination Agreement is attached to this proxy statement/prospectus/consent solicitation statement as Annex A. This proxy statement/prospectus/consent solicitation statement and its Annexes contain important information about the proposed Business Combination and the solicitation of written consents. You should read this proxy statement/prospectus/consent solicitation statement and its Annexes carefully and in their entirety.

The Cvent Stockholders are encouraged to return their written consent as soon as possible after carefully reviewing this proxy statement/prospectus/consent solicitation statement and its Annexes.

Q:	Who is entitled to act by written consent?

A:

The Cvent Stockholders of record holding shares of Cvent common stock at the close of business on the record date of [●], 2021 (the “Cvent Record Date”), will be notified of and be entitled to execute and deliver a written consent with respect to the written consent distributed with this proxy statement/prospectus/consent solicitation statement.

Q:	How can I give my consent?

A:

The Cvent Stockholders may give their consent by completing, dating and signing the written consent distributed with this proxy statement/prospectus/consent solicitation statement. The Cvent Stockholders may either electronically sign the written consent sent by Cvent to each Cvent Stockholder’s electronic address on record at Cvent or manually sign and email a scanned copy of the Cvent Stockholder’s signature page to Cvent’s legal team at the following email address: legal@cvent.com.

Q:	What is the deadline for returning my consent?

A:

The targeted final date for the receipt of written consents (the “target date”) is currently [●] p.m., Eastern Time, on [●], 2021. Cvent reserves the right to extend the final date for the receipt of written consents beyond the target date. Any such extension may be made without notice to Cvent Stockholders. The delivery of the written consent by each of the Cvent Supporting Shareholders pursuant to the Cvent Shareholder Transaction Support Agreements will be sufficient to adopt the Business Combination Agreement and approve the transactions contemplated thereby, including the Business Combination.

Q:	What approval is required to adopt the Business Combination Agreement?

A:

In order to consummate the Business Combination, Cvent holders of a majority of the outstanding shares of Cvent common stock (the “Cvent Requisite Approval”) must adopt the Business Combination Agreement.

The Cvent Requisite Approval is the only vote of the holders of capital stock of Cvent required to adopt the Business Combination Agreement and approve the transactions contemplated thereby, including the Business Combination.

On July 25, 2021, Dragoneer and the Cvent Supporting Shareholders with a sufficient number of votes to achieve the Cvent Requisite Approval entered into Transaction Support Agreements, pursuant to which, among other things, such Cvent Supporting Shareholders, representing approximately 98.3% of the outstanding voting power of Cvent capital stock as of June 30, 2021, agreed to vote in favor of the Business Combination Agreement and the transactions contemplated thereby. Cvent will solicit the written consent of Cvent Stockholders to adopt the Business Combination Agreement and approve the transactions contemplated thereby, including the Business Combination, prior to the consummation of the Business Combination and after the Registration Statement is declared effective.

Q:	Can I dissent and require appraisal of my Cvent stock?

A:

If you are a Cvent Stockholder who does not deliver a written consent adopting the Business Combination Agreement and approving the transactions contemplated thereby, including the Business Combination, you will, if you comply with Section 262 of the DGCL, be entitled to appraisal rights. The full text of Section 262 of the DGCL is attached as Annex M to this proxy statement/prospectus/consent solicitation statement. Failure to follow any of the statutory procedures set forth in Annex M will result in the loss or waiver of appraisal rights under Delaware law. Delaware law requires that, among other things, you send a written demand for appraisal to Cvent after receiving a notice that appraisal rights are available to you, which notice will be sent to non-consenting Cvent Stockholders in the future. This proxy statement/prospectus/consent solicitation statement is not intended to constitute such a notice. Do not send in your demand before the date of such notice because a demand for appraisal made prior to the date of giving of such notice may not be effective to perfect your rights. For more information, see the section titled “Appraisal Rights” of this proxy statement/prospectus/consent solicitation statement.

Q:	Who should I contact if I have any questions about the consent solicitation?

A:

If you have any questions about the Business Combination or how to execute your written consent electronically or if you need additional copies of this proxy statement/prospectus/consent solicitation statement or a replacement written consent, you should contact the Cvent team at the following email address: legal@cvent.com.

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION

This summary highlights selected information from this proxy statement/prospectus/consent solicitation and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the extraordinary general meeting, including the Business Combination, you should read this proxy statement/prospectus/consent solicitation, including the Annexes and other documents referred to herein, carefully and in their entirety. The Business Combination Agreement is the legal document that governs the Business Combination and the other transactions that will be undertaken in connection with the Business Combination. The Business Combination Agreement is also described in detail in this proxy statement/prospectus/consent solicitation in the section entitled “Business Combination Proposal—The Business Combination Agreement.”

Business Summary

Unless otherwise indicated or the context otherwise requires, references in this Business Summary to “we,” “us,” “our” and other similar terms refer to Cvent and its subsidiaries prior to the Business Combination and to New Cvent and its consolidated subsidiaries after giving effect to the Business Combination.

The Parties to the Business Combination

Dragoneer

Dragoneer is a blank check company incorporated on September 25, 2020 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Dragoneer has neither engaged in any operations nor generated any revenue to date. Based on Dragoneer’s business activities, it is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.

On November 19, 2020, Dragoneer consummated an initial public offering of 27,600,000 Class A ordinary shares, $0.0001 par value, which included shares issued pursuant to the full exercise of the underwriters’ option to purchase additional shares to cover overallotments, at an offering price of $10.00 per share, and a private placement with Sponsor of 752,000 private placement shares at a price of $10.00 per share.

Following the closing of Dragoneer’s initial public offering, an amount equal to $276,000,000 of the net proceeds from its initial public offering was placed in the trust account. The trust account may be invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in United States Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), which invest only in direct U.S. government obligations. As of June 30, 2021, assets held in the trust account totaled $276,008,777 and were held in money market funds, which are invested primarily in U.S. treasury securities. These funds will remain in the trust account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (i) the completion of Dragoneer’s initial business combination, (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Existing Governing Documents to modify the substance and timing of our obligation to redeem 100% of the public shares if Dragoneer does not complete a business combination by February 19, 2023, or (iii) the redemption of all of the public shares if Dragoneer is unable to complete a business combination by February 19, 2023 (unless such date is extended in accordance with the Existing Governing Documents), subject to applicable law.

On October 29, 2020, Dragoneer entered into the Forward Purchase Agreement pursuant to which the Forward Purchaser agreed to subscribe for an aggregate of up to 5,000,000 Class A ordinary shares for a purchase price of

$10.00 per share, or up to $50,000,000 in the aggregate, in a private placement to close substantially concurrently with the closing of our initial Business Combination. Pursuant to the terms of the Business Combination Agreement, Dragoneer has agreed to require the funding of the maximum amount under the Forward Purchase Agreement.

Dragoneer’s public shares are currently listed on Nasdaq under the symbol “DGNS.”

Dragoneer’s principal executive office is located at One Letterman Drive, Building D Suite M500, San Francisco, CA 94129, and its telephone number is (415) 539-3099. Dragoneer’s corporate website address is https://www.dragoneergrowth.com/dgns/. Dragoneer’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus/consent solicitation.

Cvent

Cvent is a leading cloud-based platform of enterprise event marketing and management and hospitality solutions. Cvent powers the marketing and management of meetings and events through its Event Cloud and Hospitality Cloud solutions. Cvent’s Event Cloud consists of tools to enable event organizers to manage the entire event lifecycle and deliver engaging experiences across every type of event and all event delivery models: in-person, virtual and hybrid. Event Cloud serves as the system of record for event and engagement data collected across an organization’s Total Event Program, which comprises every internal and external event an organization hosts or attends. Cvent’s Hospitality Cloud offers a marketplace that connects event organizers looking for the appropriate event space for their in-person and hybrid events with hoteliers and venue operators through a vertical search engine built on our proprietary database of detailed event space information. In addition, Cvent’s Hospitality Cloud provides marketing and software solutions that hotels and venues leverage to digitally showcase their event space to attract valuable leads and grow their businesses. This combination of the Cvent Event Cloud and Hospitality Cloud results in a cohesive platform that Cvent believes generates powerful network effects and attracts more event organizers and hotels and venues.

Meetings and events are prevalent in organizations of almost every size, industry vertical and geography. The meetings and events space encompasses a broad spectrum of external marketing events, such as customer events, conferences, trade shows and prospect meetings; and internal events, such as sales kick-offs, training seminars, board meetings and companywide gatherings. Enterprises spend an average of 1% to 3% of their revenue on meetings and events, according to 2014 data from BTN Group. Collectively, organizations spent $1 trillion on meetings and events globally in 2018, according to the Industry and Events Council. According to Frost & Sullivan, the total market opportunity (“TAM”) for Cvent’s platform is $29.7 billion, across Cvent’s Event Cloud and Hospitality Cloud solutions. See “Information about Cvent—Our Market Opportunity” for a discussion of what is included in Cvent’s TAM.

In 2020, the meetings and events industry was transformed by the global COVID-19 pandemic, which forced events into virtual environments and accelerated the ongoing digital transformation of the events industry. For virtual events, the event technology is the event venue, video is the primary method of content delivery and virtual attendees create a digital footprint of all of their event engagement that can be captured, analyzed and leveraged to both deliver better event experiences and inform subsequent sales and marketing efforts. Even as the pandemic subsides, Cvent believes virtual events will remain prominent due to their ability to attract and engage vast audiences across the globe. However, Cvent also believes that, in the post-pandemic world, the fundamental and innate desire to meet in-person will mean that organizations’ Total Event Programs will feature a combination of virtual events, in-person events and hybrid events that offer the benefits of both. The hybrid event model enables organizations to harness the advantages of both in-person and virtual meetings at the same time by reaching both a broader audience and achieving greater levels of engagement across far more attendees, thereby unlocking the potential for maximum return on their events investment.

With three event types now available to organizations, Cvent believes enterprises will host more events, more frequently and with far more registrants, and that they will also significantly expand their event technology spend given the increased complexity of their Total Event Program. For event professionals, planning, marketing and executing an event is a highly complex endeavor that can become inefficient and time-consuming when managed using traditional manual processes, homegrown solutions or disparate point software solutions. This complexity will be further exacerbated by the proliferation of hybrid events which essentially require planners to simultaneously execute two events that are consistent across distinct event delivery models. With events throughout the customer journey now being held across various event types and multiple event delivery models, organizations increasingly need a single system of record to collect and analyze these interrelated account and attendee interaction data points and act on this data, as well as manage the associated meetings spend, enabling them to measure the impact of, and return on, their events investment.

Cvent addresses these challenges faced by event organizers with its end-to-end Event Cloud platform with solutions to drive live engagement and manage all event types and processes within an organization’s Total Event Program. Prior to an event, event organizers use Cvent’s platform to identify the appropriate venue within its marketplace, secure competitive proposals from venues, configure an event diagram, evaluate and secure speakers to design an impactful agenda, build an event website with tailored registration and pre-event content, market the event by sending segmented invitations and follow-up reminders, conduct pre-event surveys, manage in-person and hybrid event logistics such as travel and lodging, manage budgets and fee collections and produce broadcast-quality video content that can engage attendees before an event occurs. During the course of an event, Cvent’s platform enables event marketers and planners to process registrations, check-in attendees, conduct virtual and in-person sessions and broadcast pre-recorded or live sessions for online audiences, facilitate online or in-person appointments and lead capture and manage on-going communication with attendees via an event-specific mobile app. Following an event, exhibitors and sponsors can act on leads collected via our platform, while event organizers can leverage our platform to analyze registration, attendance, attendee engagement, session data and survey responses to measure attendee engagement, content effectiveness and overall event success, as well as provide registrants with web or mobile app access to on-demand video content to keep attendees engaged after an event concludes.

Cvent’s platform leverages this proprietary data to generate an engagement score for each attendee. When this data is integrated with an organization’s customer relationship management, or CRM, and marketing automation system, it can boost existing lead scores and inform the optimal action including sending leads to sales, putting engaged attendees into marketing nurture streams and improving future events. Cross-event analysis also enables organizations to measure the effectiveness of the entirety of their Total Event Program. The ability of Cvent’s platform to provide organizations with insights into buyer insights across the customer journey across all events has made the event program even more strategic and has positioned event technology as a critical component of an organization’s marketing technology stack.

Cvent’s Hospitality Cloud platform offers vertical online marketplaces that connect event organizers seeking event space to hotels and venues. Cvent’s platform helps hotels find event organizers and win group business by enabling them to advertise and digitally showcase their event space, and also provides event organizers with tools to search, diligence, negotiate and contract with hotels for that event space. The largest of these marketplaces is the Cvent Supplier Network (“CSN”), which connects over 80,000 meeting and event organizers with approximately 281,000 hotels and venues featured in Cvent’s proprietary global database as of June 30, 2021. Cvent believes that CSN contains one of the world’s most extensive and accurate repositories of detailed meeting venue information, empowering event organizers to search for, and qualify, potential event sites. Cvent also believes that its marketplace generates significant network effects that simultaneously increase the volume of

RFPs, submitted from event organizers and increase the number of hospitality professionals using Cvent’s system to respond to RFPs.

Cvent’s Hospitality Cloud also offers software solutions to hotels and venues that improve the group sales process and streamline collaboration between hoteliers and event organizers to design, manage, and execute events. Cvent’s software solutions include, but are not limited to, lead scoring to prioritize group RFPs, three-dimensional hotel tours, event diagramming to collaborate with event organizers on designing optimal and safe event layouts and viewing three-dimensional renderings, room block management to enable event attendees to reserve hotel rooms, business transient solutions that simplify how hotels attract, manage and win corporate travel business and business intelligence solutions to benchmark against internal and targeted competitive metrics.

Cvent’s Hospitality Cloud also offers software solutions to hotels and venues that improve the group sales process and streamline collaboration between hoteliers and event organizers to design, manage, and execute events. Cvent’s software solutions include lead scoring to prioritize group RFPs, event diagramming to collaborate with event organizers on designing optimal event layouts, room block management to enable event attendees to reserve hotel rooms, business transient solutions that simplify how hotels attract, manage and win corporate travel business and business intelligence solutions to benchmark against internal and targeted competitive metrics.

Cvent sells its platform primarily through a direct inside sales team. For Cvent’s Event Cloud, its customers enter into annual and multi-year subscriptions to utilize its cloud-based event marketing and management solutions. The amount of these sum-certain contracts is based on a committed annual number of registrants and events across an organization’s Total Event Program. As of June 30, 2021, Cvent had approximately 11,000 Event Cloud customers, including companies such as Deere & Company, Morningstar, Inc., and Zoom Video Communications, Inc. For Cvent’s Hospitality Cloud, hotels and venues enter into annual and multi-year contracts for group business marketing solutions and software. As of June 30, 2021, Cvent had approximately 12,000 Hospitality Cloud customers, including brands such as Accor S.A., Best Western International, Inc., and Marriott International Inc.

The structure of Cvent’s platform allows it to employ a land-and-expand business model, where customers grow their spend with Cvent over time. As Cvent’s Event Cloud customers grow their Total Event Program by launching new types of events, running more events and attracting additional registrants to their events, their contracts are typically renewed at higher annual values. Additionally, customers purchasing Cvent’s platform to replace certain homegrown or multiple disparate point solutions may initially purchase only one or a few of Cvent’s solutions. As those customers recognize the value of an integrated platform, they typically expand their footprint over time. As of December 31, 2020, December 31, 2019 and December 31, 2018 Cvent’s net dollar retention rate was 89%, 108% and 110%, respectively, with the decline in 2020 resulting from the global COVID-19 pandemic. As of June 30, 2021 and 2020, Cvent’s net dollar retention rate was 85% and 104%, respectively, with the decline in 2021 resulting from the global COVID-19 pandemic. See “Cvent’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics” for additional information regarding our net dollar retention rate.

Cvent is a Delaware corporation. Cvent’s principal executive offices are located at 1765 Greensboro Station Place, 7th Floor, Tysons, Virginia 22102. Cvent’s telephone number is (703) 226-3500 and its corporate website address is www.cvent.com. Cvent’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus/consent solicitation.

Merger Sub I

Merger Sub I is a Delaware corporation and wholly-owned subsidiary of Dragoneer formed for the purpose of effecting the Business Combination. Merger Sub I owns no material assets and does not operate any business.

Merger Sub I’s principal executive office is located at One Letterman Drive, Building D Suite M500, San Francisco, CA 94129, and its telephone number is (415) 539-3099.

Merger Sub II

Merger Sub II is a Delaware limited liability company and wholly-owned subsidiary of Dragoneer formed for the purpose of effecting the Business Combination. Merger Sub II owns no material assets and does not operate any business.

Merger Sub II’s principal executive office is located at One Letterman Drive, Building D Suite M500, San Francisco, CA 94129, and its telephone number is (415) 539-3099.

Sponsor

Sponsor is an affiliate of Dragoneer Investment Group, LLC, a San Francisco-based, growth-oriented investment firm with over $19 billion in assets under management as of June 30, 2021. Since its launch in 2012, Dragoneer Investment Group, LLC has provided discretionary investment advisory services to alternative investment funds for which Dragoneer Investment Group, LLC acts as sponsor. Dragoneer Investment Group, LLC provides investment advice with respect to investments in both public and private companies, and its funds have demonstrated what is considered a history of strong performance based on realized returns.

Dragoneer Investment Group, LLC was founded by Marc Stad and Pat Robertson. Marc Stad, Dragoneer’s Chairman and Chief Executive Officer is the Managing Partner of Dragoneer Investment Group, LLC, and Pat Robertson, Dragoneer’s President and Chief Operating Officer is the President and Chief Operating Officer of Dragoneer Investment Group, LLC. The team at Dragoneer Investment Group, LLC consists of over 45 individuals led by team members that have extensive experience and backgrounds in private equity and investment management. Dragoneer Investment Group, LLC invests in both public and private companies across industries and geographies, with a particular focus on software and internet-based businesses.

Proposals to be Put to the Shareholders of Dragoneer at the Extraordinary General Meeting

The following is a summary of the proposals to be put to the extraordinary general meeting of Dragoneer and certain transactions contemplated by the Business Combination Agreement. Each of the proposals below, except the Adjournment Proposal, the ESPP Proposal and the Advisory Governing Documents Proposals, is cross-conditioned on the approval of each other proposal. The Advisory Governing Documents Proposals are non-binding advisory proposals that are not conditions precedent to the consummation of the Business Combination and a vote against will have no impact on the provisions of the new certificate of incorporation or new bylaws of New Cvent. Neither the Adjournment Proposal nor the ESPP Proposal is conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus/consent solicitation. The transactions contemplated by the Business Combination Agreement will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting.

Business Combination Proposal

As discussed in this proxy statement/prospectus/consent solicitation, Dragoneer is asking its shareholders to approve by ordinary resolution the Business Combination Agreement, pursuant to which, among other things, on the Closing Date, promptly following the consummation of the Domestication, Merger Sub I will merge with and into Cvent (the “First Merger”), with Cvent as the surviving company in the First Merger and, after giving effect to such First Merger, Cvent will be a wholly-owned subsidiary of Dragoneer, and immediately following the First Merger and as part of the same overall transaction as the First Merger, Cvent as the surviving company of the First Merger will merge with and into Merger Sub II (the “Second Merger”), with Merger Sub II as the surviving company in the Second Merger and, after giving effect to such Second Merger, Merger Sub II will be a wholly-owned subsidiary of Dragoneer. In accordance with the terms and subject to the conditions of the Business Combination Agreement, at the First Effective Time, each share and equity award of Cvent outstanding as of immediately prior to the First Effective Time will be exchanged for shares of New Cvent Common Stock or comparable equity awards that are settled or are exercisable for shares of New Cvent Common Stock, as applicable, based on an implied Cvent equity value of $4,467,973,959.

After consideration of the factors identified and discussed in the section entitled “Business Combination Proposal—The Dragoneer Board’s Reasons for the Business Combination,” the Dragoneer Board concluded that the Business Combination satisfies its investment criteria, as more fully disclosed in the prospectus for Dragoneer’s initial public offering, including that the businesses of Cvent had a fair market value of at least 80% of the balance of the funds in the trust account (less any deferred underwriting commissions and taxes payable on interest earned) at the time of execution of the Business Combination Agreement. For more information about the transactions contemplated by the Business Combination Agreement, see “Business Combination Proposal.”

Consideration to Cvent Equityholders in the Business Combination

In accordance with the terms and subject to the conditions of the Business Combination Agreement, at the First Effective Time, each share and equity award of Cvent outstanding as of immediately prior to the First Effective Time will be exchanged for shares of New Cvent Common Stock or comparable equity awards that are settled or are exercisable for shares of New Cvent Common Stock, as applicable, based on an implied Cvent equity value of $4,467,973,959.

For further details, see “Business Combination Proposal—Consideration to Cvent Equityholders in the Business Combination.”

Conditions to Closing of the Business Combination

The consummation of the Business Combination is conditioned upon, among other things, (i) the applicable waiting period under the HSR Act relating to the transactions contemplated by the Business Combination Agreement having expired or been terminated; (ii) no judicial or governmental order, prohibition or other legal restraint preventing the consummation of the transactions contemplated by the Business Combination Agreement; (iii) this Registration Statement on Form S-4 having become effective; (iii) the shareholders of Dragoneer and Cvent having consented to the Business Combination Agreement and consummation of the transactions contemplated therein; (vi) Dragoneer having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) after giving effect to the transactions contemplated by the Business Combination Agreement, the PIPE Financing and the Forward Purchase Agreement; (vii) the shares of New Cvent Common Stock having been listed on Nasdaq, and Nasdaq having raised no objection to the continued listing of the New Cvent Common Stock; and (viii) as of immediately prior to the Closing, the result equal to: (a) the cash in the trust account, minus (b) the amount redeemed by the holders of Dragoneer Class A ordinary shares as provided in the Existing Governing Documents, plus (c) the aggregate amount received by Dragoneer from the PIPE Financing, plus (d) the aggregate amount received by Dragoneer under the Forward Purchase Agreement not being less than $356,000,000, subject to certain exceptions. The minimum cash amount shall be calculated without reduction for any payments in respect of debt repayments, transaction fees and expenses. Therefore, unless these conditions are waived by the applicable parties to the Business Combination

Agreement, the Business Combination Agreement could terminate and the Business Combination may not be consummated. For further details, see “Business Combination Proposal—Conditions to Closing of the Business Combination.”

Domestication Proposal

As discussed in this proxy statement/prospectus/consent solicitation, Dragoneer will ask its shareholders to approve by special resolution the Domestication Proposal. As a condition to closing the Business Combination pursuant to the terms of the Business Combination Agreement, the board of directors of Dragoneer has unanimously approved the Domestication Proposal. The Domestication Proposal, if approved, will authorize a change of Dragoneer’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while Dragoneer is currently incorporated as an exempted company under the Cayman Islands Companies Act, upon Domestication, New Cvent will be governed by the DGCL. There are differences between Cayman Islands corporate law and Delaware corporate law as well as the Existing Governing Documents and the Proposed Governing Documents. The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of holders at a two-thirds (2/3) of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Because the Domestication Proposal involves a vote to continue Dragoneer outside the jurisdiction of the Cayman Islands, holders of Class B ordinary shares will have ten votes per Class B ordinary share and holders of Class A ordinary shares will have one vote per Class A ordinary share for purposes of the Domestication Proposal. As a result, the affirmative vote of the Initial Shareholders will be sufficient to approve the Domestication Proposal if a quorum is present at the extraordinary general meeting. Accordingly, we encourage shareholders to carefully consult the information set out below under “Comparison of Corporate Governance and Shareholder Rights.”

For further details, see “Domestication Proposal” and “Advisory Governing Documents Proposals.”

The Proposed Charter and Bylaws Proposal

Dragoneer will ask its shareholders to approve by special resolution the Proposed Certificate of Incorporation and Proposed Bylaws. The Proposed Certificate of Incorporation and the Proposed Bylaws were negotiated as part of the Business Combination. If the Condition Precedent Proposals are approved and the Business Combination is to be consummated, Dragoneer will replace the Existing Governing Documents, with the Proposed Certificate of Incorporation and the Proposed Bylaws (the Proposed Certificate of Incorporation together with the Proposed Bylaws, the “Proposed Governing Documents”) of New Cvent, in each case, under the DGCL. The Dragoneer Board’s specific reasons for each of the Advisory Governing Documents Proposals (each of which are included in the Proposed Governing Documents) are set forth in the section “Advisory Governing Documents Proposals.”

The Advisory Governing Documents Proposals

Dragoneer will ask its shareholders to approve by ordinary resolution five (5) separate proposals, each on a non-binding advisory basis, in connection with the replacement of the Existing Governing Documents, under Cayman Islands law, with the Proposed Governing Documents, under the DGCL. The Dragoneer Board has unanimously approved each of the Advisory Governing Documents Proposals and believes such proposals are necessary to adequately address the needs of New Cvent after the Business Combination. The Advisory Governing Documents Proposals are being presented in accordance with the requirements of the SEC. The Advisory Governing Documents Proposals are non-binding advisory proposals that are not conditions precedent to the consummation of the Business Combination and a vote against will have no impact on the provisions of the Proposed Certificate of Incorporation or Proposed Bylaws of New Cvent. Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, Dragoneer and Cvent may agree that the Proposed Certificate of Incorporation and Proposed Bylaws, in the form set forth on Annex C and Annex D, will take effect at consummation of the Business Combination and Domestication, assuming adoption of the Proposed Charter and Bylaws Proposal. A brief summary of each of the Governing Documents Proposals is set forth below. These summaries are qualified in their entirety by reference to the complete text of the Proposed Governing Documents.

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Advisory Governing Documents Proposal A—to authorize the change in the authorized share capital of Dragoneer from US$22,100 divided into (i) 200,000,000 Class A ordinary shares, par value $0.0001 per share, 20,000,000 Class B ordinary shares, par value $0.0001 per share and 1,000,000 preference shares, par value $0.0001 per share to (ii) 1,500,000,000 shares of New Cvent Common Stock and 1,000,000 shares of New Cvent Preferred Stock.

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Advisory Governing Documents Proposal B—to authorize the New Cvent Board to issue any or all shares of New Cvent Preferred Stock in one or more classes or series, with such terms and conditions as may be expressly determined by the New Cvent Board and as may be permitted by the DGCL.

•	Advisory Governing Documents Proposal C—to provide that certain provisions of the certificate of incorporation and bylaws of New Cvent are subject to the Investor Rights Agreement.

•	Advisory Governing Documents Proposal D—the removal of the ability of New Cvent stockholders to take action by written consent in lieu of a meeting.

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Advisory Governing Documents Proposal E—to amend and restate the Existing Governing Documents and authorize all other changes necessary or, as mutually agreed in good faith by Dragoneer and Cvent, desirable in connection with the replacement of Existing Governing Documents with the Proposed Governing Documents as part of the Domestication, including (i) changing the post-Business Combination corporate name from “Dragoneer Growth Opportunities Corp. II” to “Cvent Holding Corp.” (which is expected to occur after the consummation Domestication in connection with the Business Combination), (ii) making New Cvent’s corporate existence perpetual, (iii) adopting Delaware as the exclusive forum for certain stockholder litigation and the United States District Court for the District of Delaware as the exclusive forum for litigation arising out of the Securities Act, (iv) electing not to be governed by Section 203 of the DGCL, and (v) removing certain provisions related to our status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which the Dragoneer Board believes is necessary to adequately address the needs of New Cvent after the Business Combination.

The Proposed Governing Documents differ in certain material respects from the Existing Governing Documents, and we encourage shareholders to carefully consult the information set out in the section entitled “Advisory Governing Documents Proposals” and the full text of the Proposed Governing Documents of New Cvent, attached hereto as Annexes C and D.

Nasdaq Proposal

Our shareholders are also being asked to approve, by ordinary resolution, the Nasdaq Proposal. Our public shares are listed on Nasdaq and, as such, we are seeking shareholder approval for the Forward Purchase Agreement, including the issuance of the Forward Purchase Shares immediately prior to the First Effective Time (but following the Domestication), the New Cvent Common Stock issued in connection with the Business Combination and the PIPE Financing pursuant to Nasdaq Listing Rule 5635.

For additional information, see “Nasdaq Proposal.”

Incentive Equity Plan Proposal

Our shareholders are also being asked to approve, by ordinary resolution, the Incentive Equity Plan Proposal. Pursuant to the 2021 Plan, a number of shares of New Cvent Common Stock equal to 10.5% of the shares of New Cvent that are outstanding as of the Closing plus the number of shares of New Cvent Common Stock issuable upon the exercise or conversion of the New Cvent options to be issued at Closing to current optionholders of Cvent will be reserved for issuance under the 2021 Plan. The 2021 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, commencing with the 2022 fiscal year, by 5% of the outstanding number of shares of New Cvent Common Stock on the last day of the immediately preceding fiscal year, or such lesser amount as determined by the New Cvent Board. For additional information, see “The Incentive Equity Plan Proposal.” The full text of the 2021 Plan is attached hereto as Annex J.

ESPP Proposal

Our shareholders are also being asked to approve, by ordinary resolution, the ESPP Proposal. A total of 2% of the New Cvent shares outstanding as of the Closing will be reserved for issuance under the New Cvent Employee Stock Purchase Plan. The New Cvent Employee Stock Purchase Plan provides that the number of shares reserved and available for issuance under the New Cvent Employee Stock Purchase Plan will automatically increase each January 1, commencing with the 2022 fiscal year, by the lesser of (a) 1% of the outstanding number of shares of New Cvent Common Stock on the immediately preceding December 31, or (b) such lesser amount as determined by the New Cvent Board. For additional information, see “ESPP Proposal.” The full text of the New Cvent Employee Stock Purchase Plan is attached hereto as Annex K.

Adjournment Proposal

If, based on the tabulated vote, there are not sufficient votes at the time of the extraordinary general meeting to authorize Dragoneer to consummate the Business Combination, the Dragoneer Board may submit a proposal to adjourn the extraordinary general meeting to a later date or dates to consider and vote upon a proposal to approve by ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates. For additional information, see “Adjournment Proposal.”

Each of the Business Combination Proposal, the Domestication Proposal, the Proposed Charter and Bylaws Proposal, the Nasdaq Proposal and the Incentive Equity Plan Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. The Advisory Governing Documents Proposals are non-binding advisory proposals that are not conditions precedent to the consummation of the Business Combination and a vote against will have no impact on the provisions of the new certificate of incorporation or new bylaws of New Cvent. Neither the Adjournment Proposal nor the ESPP Proposal is conditioned on any other proposal.

The Dragoneer Board’s Reasons for the Business Combination

Dragoneer was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more business entities. The Dragoneer Board sought to do this by utilizing the networks and industry experience of both the Sponsor and the Dragoneer Board and management to identify and acquire one or more businesses. The Dragoneer Board and management collectively have extensive transactional experience, particularly in the software, media, consumer/retail, insurance and financial services/fintech industries.

In particular, the Dragoneer Board considered the following positive factors, although not weighted or in any order of significance, in deciding to approve the Business Combination Proposal:

•	Strong Historical Consolidated Financial Performance and Economic Model. Historical information regarding Cvent’s business, financial performance, and results of operations, including a highly recurring revenue model serving large customers with long-standing customer relationships, as reflected in its strong Adjusted Gross Margin numbers and pre-COVID net dollar retention;

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Favorable Prospects for Future Growth and Financial Performance. Current information and forecast projections from Dragoneer and Cvent’s management regarding (i) Cvent’s business, prospects, financial condition, operations, technology, products, services, management, competitive position and strategic business goals and objectives, (ii) general economic, industry, regulatory and financial market conditions and (iii) opportunities and competitive factors within Cvent’s industry, including Cvent’s market leadership in a large and growing total addressable market of approximately $30 billion globally, which the Dragoneer Board believes is characterized by a long-term digitization trend accelerated by COVID;

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Differentiated Technology Platform. The opportunity to participate in a combined company that operates a mission critical software platform in the event management space that drives strong revenue expansion and cost efficiencies for its customers, which included half of the Fortune 500 as of June 30, 2021;

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Positioned for Future Growth. The rapid adoption of virtual and hybrid event strategies offers new areas of growth in a post-COVID environment, as customers look for a single platform to consolidate their event management technology;

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Competitive Differentiation that Increases with Scale. Cvent’s platform benefits from a network effect as event spaces and event planners adopt the platform, which the Dragoneer Board believes will be further driven by the broad footprint of event planners using Cvent that desire a single platform over fragmented point solution technology and will ultimately lead to economies of scale for sales and marketing, research and development and customer service costs;

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Proven R&D Engine with an Exciting Product Roadmap. Cvent’s significant investments in research and development have created a culture of innovation that the Dragoneer Board believes has consistently developed products designed to solve customer needs and positioned Cvent for future growth;

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Compelling Valuation. The implied enterprise value in connection with the Business Combination of approximately $5.3 billion, which we believe represents an attractive valuation (based on revenue multiples) relative to selected comparable companies;

•	World Class Management Team. Cvent’s experienced management team, led by Mr. Aggarwal, Cvent’s Chief Executive Officer for more than 20 years;

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PIPE Financing Success. The success of the PIPE Financing, which, together with the forward purchase commitment, raised nearly twice the amount of cash available in the Trust Account and was subscribed to by sophisticated third-party investors, including, Fidelity Management & Research Company LLC, Hedosophia, and Oaktree Capital Management L.P., among others;

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Terms of the Business Combination Agreement and the Related Agreements. The Dragoneer Board considered the key terms and conditions of the Business Combination Agreement and the related agreements and the transactions contemplated thereby, including the business combination, each party’s representations, warranties and covenants, the conditions to each party’s obligation, including the minimum cash condition being fixed below the total anticipated proceeds from the PIPE Financing, and the termination provisions as well as the strong commitment by both Cvent and Dragoneer to complete the transactions contemplated by the Business Combination Agreement; and

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Likelihood of Closing the Business Combination. The belief of the Dragoneer Board that an acquisition by Dragoneer has a reasonable likelihood of closing without potential issues under applicable antitrust and competition laws, or potential issues from any regulatory authorities.

The Dragoneer Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

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Benefits May Not Be Achieved. The risks and costs to Dragoneer if the Business Combination is not completed, including the considerable time Dragoneer will have invested in this transaction and the remaining time that will be available to identify another target;

•

Exercise of Redemption Rights of Current Public Shareholders. The risk that some of the current public shareholders would decide to exercise their redemption rights or vote against the Business Combination, particularly given the absence of warrants (as described under the section entitled “Risk Factors”), particularly given current public shareholders were not required to execute transaction support agreements requiring them to vote in favor of the transaction and not to redeem their shares;

•

Conditions to Closing of the Business Combination. That the completion of the Business Combination is conditioned on the satisfaction of certain closing conditions, many of which are not within Dragoneer’s control;

•	Control of New Cvent by the Vista Investors Following Consummation of the Business Combination. The fact that the Vista Investors will control the combined company following the Business Combination;

•	Litigation Related to the Business Combination. The risk of potential litigation challenging the Business Combination;

•

Transaction Expenses Incurred by Dragoneer. The substantial transaction expenses to be incurred in connection with the Business Combination and the negative impact of such expenses on Dragoneer’s cash reserves and operating results should the Business Combination not be completed;

•

Negative Impact Resulting from the Announcement of the Business Combination. The possible negative effect of the Business Combination and public announcement of the Business Combination of Dragoneer’s financial performance, operating results and stock price;

•

Commitment under the Business Combination Agreement. The fact that, under the terms of the Business Combination Agreement, the Dragoneer Board may not withdraw or modify its recommendation to approve the Business Combination; and

•

Other Risks. Other factors the Dragoneer Board deemed relevant, including various other risks associated with the Business Combination, the business of Dragoneer and the business of Cvent described under the section entitled “Risk Factors.”

In addition to considering the factors described above, the Dragoneer Board also considered that certain of the officers and directors of Dragoneer may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of Dragoneer’s shareholders. The Dragoneer Board reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and approving the Business Combination Agreement and the transactions contemplated therein, including the Business Combination.

The Dragoneer Board concluded that the potential benefits that it expected Dragoneer and its shareholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the Dragoneer Board determined that the Business Combination Agreement, the Business Combination, the Domestication and the other transactions contemplated by the Business Combination Agreement, were advisable and in the best interests of Dragoneer.

For more information about the Dragoneer Board’s decision-making process concerning the Business Combination, please see the section entitled “The Business Combination Proposal—the Dragoneer Board’s Reasons for the Business Combination.”

Related Agreements

This section describes certain additional agreements entered into or to be entered into in connection with the Business Combination Agreement. For additional information, see “Business Combination Proposal—Related Agreements.”

Forward Purchase Agreement

On October 29, 2020, Dragoneer entered into the Forward Purchase Agreement pursuant to which the Forward Purchaser agreed to subscribe for the Forward Purchase Shares for a purchase price of $10.00 per share, or up to $50,000,000 in the aggregate, in a private placement to close substantially concurrently with the closing of our initial Business Combination. Pursuant to the terms of the Business Combination Agreement, Dragoneer has agreed to require the funding of the maximum amount under the Forward Purchase Agreement.

Working Capital Loan

On January 19, 2021, Dragoneer and Sponsor executed a promissory note pursuant to which Sponsor provided Dragoneer with an interest-free working capital loan of $2,000,000. Sponsor intends to elect to have the $2,000,000 balance of the note converted, in whole or in part, upon the consummation of the Business Combination into Class A ordinary shares substantially identical to the private placement shares, at a price of $10.00 per share.

PIPE Financing

Dragoneer entered into Subscription Agreements with the PIPE Investors to consummate the PIPE Financing, pursuant to which the PIPE Investors have agreed to subscribe for and purchase, and Dragoneer has agreed to issue and sell to the PIPE Investors, an aggregate of 47,500,000 shares of New Cvent Common Stock at a price of $10.00 per share, for aggregate gross proceeds of $475,000,000. The shares of New Cvent Common Stock to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. Pursuant to the Subscription Agreements, Dragoneer will grant the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination. For additional information, see “Business Combination Proposal—Related Agreements—PIPE Financing.”

Amended and Restated Registration Rights Agreement

Pursuant to the Business Combination Agreement, at Closing, New Cvent, the Sponsor, certain of the Vista Investors (the “Vista Holders”), and certain other persons (collectively, the “Registration Rights Investors”) will enter into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”) to be effective upon Closing pursuant to which, among other things, the Registration Rights Investors will agree to only effect a sale or distribution of Dragoneer equity securities pursuant to certain transfer restrictions and be granted certain customary registration rights. For additional information, see “Business Combination Proposal—Related Agreements—Amended and Restated Registration Rights Agreement.”

Investor Rights Agreement

Pursuant to the Business Combination Agreement, at Closing, Dragoneer, the Sponsor, other holders of Dragoneer Class B ordinary shares (“Other Class B Holders”) and certain of the Vista Investors will enter into an investor rights agreement (the “Investor Rights Agreement”) pursuant to which, among other things, (i) the parties will agree that the board of directors of Dragoneer immediately following closing will be divided into three classes of directors, with each class serving for staggered three-year terms, (ii) from and after the Closing, the Vista Investors party thereto will have the right to nominate a number of designees equal to the product of (x) the Total Number of directors multiplied by (y) the Vista Ownership Percentage, rounded up to the nearest whole number (as such terms are defined in the Investor Rights Agreement), subject to the terms and conditions set forth therein, (iii) New Cvent will use its reasonable best efforts to ensure that prior to the date that the Vista Ownership Percentage is less than 5%, each Vista Director (as defined in the Investor Rights Agreement) will be included in the board’s slate of nominees to the stockholders for director elections of such class, and each Vista Director to a particular class of directors will be included in the proxy statement in connection with soliciting proxies for meetings of stockholders, (iv) from the Closing until such time as the Vista Ownership Percentage is less than 5%, there shall be a number of Vista Directors on each committee of the board not less than the nearest whole number greater than the product obtained by multiplying the Vista Ownership Percentage by the number of positions, including any vacancies, on the applicable committee, and (v) (A) certain investors party thereto (other than the Sponsor and the investors party thereto who held Class B ordinary shares of Dragoneer that converted into common stock of Dragoneer), including the Vista Investors party thereto, will agree to not transfer any shares of common stock of New Cvent for 180 days following the closing, subject to certain terms, conditions and exceptions, including a potential early release of 33% of such shares upon the achievement of certain trading conditions after Closing (but no such release may occur prior to the 90th day after Closing) and (B) the Sponsor and the Other Class B Holders will agree to not transfer any common stock of Dragoneer for one year after the Closing, subject to certain terms, conditions and exceptions, including a potential early release upon the achievement of certain trading conditions after 120 days. For additional information, see “Business Combination Proposal—Related Agreements—Investor Rights Agreement.”

Cvent Shareholder Transaction Support Agreements

Pursuant to the Business Combination Agreement, on the second calendar day following the signing of the Business Combination Agreement, Rajeev K. Aggarwal and certain of the Vista Investors that are stockholders of Cvent entered into Transaction Support Agreements (collectively, the “Cvent Shareholder Transaction Support Agreements”) with Dragoneer, pursuant to which such Cvent Supporting Shareholders have agreed to, among other things, (i) vote or act by written consent in favor of the Business Combination Agreement and the transactions contemplated thereby, (ii) irrevocably appoint Dragoneer or any individual designated by Dragoneer as such Cvent Supporting Shareholder’s agent, attorney-in-fact and proxy to attend on behalf of such Cvent Supporting Shareholder any meeting of or written consent of the Cvent Supporting Shareholders with respect to the Business Combination to the extent such Cvent Supporting Shareholders are in breach of such voting obligations and (iii) be bound by certain other covenants and agreements related to the Business Combination. For additional information, see “Business Combination Proposal—Related Agreements—Transaction Support Agreements.” The shares of Cvent capital stock that are owned by the Cvent Supporting Shareholders and subject to the Cvent Shareholder Transaction Support Agreements represent more than 90% of the outstanding voting power of Cvent capital stock.

Sponsor Letter Agreement

Pursuant to the Business Combination Agreement, Dragoneer, Sponsor, Sarah J. Friar, David D. Ossip, Gokul Rajaram, Jay Simons, Marc Stad, Pat Robertson and Cvent entered into the Sponsor Letter Agreement (the “Sponsor Letter Agreement”), pursuant to which Sponsor and the Other Class B Holders (as defined therein) have agreed to, among other things, vote in favor of the Business Combination Agreement and the transactions contemplated thereby (including the Mergers).

Debt Paydown

On November 30, 2017, Cvent, Inc., (for purposes of this section, “Borrower”), and Papay Holdco, LLC, (“Papay Holdco”), each of which is a wholly-owned subsidiary of Cvent, entered into a $740.0 million credit facility with a syndicate of lenders, comprised of an initial $700.0 million term loan facility (which term loan facility was increased by way of a $53.0 million incremental facility on October 16, 2018) and a $40.0 million incremental facility on October 26, 2018 (such term loan facility as increased by the incremental facilities, the “Term Loan Facility”) and a $40.0 million revolving loan facility (the “Revolving Credit Facility”, and together with the Term Loan Facility, the “Credit Facilities”). In connection with the Business Combination, Cvent expects to repay $583.0 million of its Term Loan Facility (assuming no redemption) or $457.0 million of its Term Loan Facility (assuming maximum redemption). For more information, see “Business Combination Proposal—Debt Paydown.”

Ownership of New Cvent

As of the date of this proxy statement/prospectus/consent solicitation, there are 35,252,000 ordinary shares issued and outstanding, of which 27,600,000 are Class A ordinary shares, 752,000 are private placement shares held by Sponsor and 6,900,000 are Class B ordinary shares. Further, Sponsor intends to elect to have the $2,000,000 balance of the promissory note converted, in whole or in part, upon the consummation of the Business Combination, into Class A ordinary shares substantially identical to the private placement shares, at a price of $10.00 per share. Therefore, as of the date of this proxy statement/prospectus/consent solicitation (without giving effect to the Business Combination, the PIPE Financing or the conversion of the working capital loan into shares and assuming that none of Dragoneer’s outstanding public shares are redeemed in connection with the Business Combination), Dragoneer’s fully-diluted share capital would be 35,252,000 ordinary shares.

The following table illustrates varying ownership levels in New Cvent Common Stock immediately following the consummation of the Business Combination based on the varying levels of redemptions by the public shareholders and the following additional assumptions: (i) 416,351,853 shares of New Cvent Common Stock are issued to the holders of shares of common stock of Cvent at Closing and 30,445,543 shares of New Cvent Common Stock underlying options are issued on a net exercise basis to the holders of options of Cvent at Closing, which would be the number of shares of New Cvent Common Stock issued to these holders if Closing were to occur on [●]; (ii) 47,500,000 shares of New Cvent Common Stock are issued in the PIPE Financing; (iii) the Forward Purchase Shares are issued pursuant to the Forward Purchase Agreement prior to the closing of the Business Combination; and (iv) no vested and unvested options to purchase New Cvent Common Stock that will be held by equityholders of Cvent immediately following the Closing have been exercised. If the actual facts are different than these assumptions, the ownership percentages in New Cvent will be different.

	Assuming No Redemptions (Shares)%		Assuming Maximum Redemptions (Shares)%
Cvent Stockholders	416,351,853	77.9%	416,351,853	82.1%
Cvent options (1)	30,445,543	5.7%	30,445,543	6.0%

Total shares issued in Business Combination	446,797,396	83.6%	446,797,396	88.1%
Dragoneer’s public stockholders	27,600,000	5.2%	—	0.0%
Sponsor (2)	7,852,000	1.5%	7,852,000	1.5%
PIPE Investors (3)	52,500,000	9.8%	52,500,000	10.4%

Pro Forma Common Stock	534,749,396	100.0%	507,149,396	100.0%

(1)

Represents shares underlying Cvent options calculated on a net exercise basis, which represents an aggregate 51,764,924 outstanding Cvent options less implied share buybacks of approximately 21,319,381.

(2)

Includes 6,900,000 Class B ordinary shares held by the Initial Shareholders, 752,000 private placement shares held by the Sponsor and 200,000 Class A ordinary shares to be received by the Sponsor from the conversion of the promissory note upon the consummation of the Business Combination.

(3)

Includes 47,500,000 shares of New Cvent Common Stock issued to the PIPE Investors in the PIPE Financing and 5,000,000 shares of Class A ordinary shares to be purchased by Dragoneer Funding II LLC pursuant to the Forward Purchase Agreement and the Business Combination Agreement.

Date, Time and Place of Extraordinary General Meeting of Dragoneer’s Shareholders

The extraordinary general meeting of Dragoneer, will be held at [●] on [●], 2021 at [●], or virtually via live webcast at [●], to consider and vote upon the proposals to be put to the extraordinary general meeting, including if necessary, the Adjournment Proposal, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, each of the Condition Precedent Proposals have not been approved.

Voting Power; Record Date

Dragoneer shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned ordinary shares at the close of business on [●], 2021, which is the “record date” for the extraordinary general meeting. Shareholders will have one vote for each ordinary share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. As of the close of business on the record date, there were 27,600,000 Class A ordinary shares issued and outstanding, 752,000 private placement shares issued and outstanding and held by Sponsor, and 6,900,000 Class B ordinary shares issued and outstanding, all of which are held by the Initial Shareholders.

Quorum and Vote of Dragoneer Shareholders

A quorum of Dragoneer shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if one or more shareholders who together hold not less than a majority of the issued and outstanding ordinary shares entitled to vote at the extraordinary general meeting are represented in person or by proxy at the extraordinary general meeting. As of the record date for the extraordinary general meeting, 17,626,001 ordinary shares (or, excluding the ordinary shares held by the Initial Shareholders, 13,800,001 ordinary shares) would be required to achieve a quorum.

The Initial Shareholders have, pursuant to the Sponsor Letter Agreement, agreed to, among other things, vote all of their ordinary shares in favor of the proposals being presented at the extraordinary general meeting. As of the date of this proxy statement/prospectus/consent solicitation, the Initial Shareholders own approximately 21.7% of the issued and outstanding ordinary shares. See “Business Combination Proposal—Related Agreements—Sponsor Letter Agreement” in the accompanying proxy statement/prospectus/consent solicitation for more information related to the Sponsor Letter Agreement.

The proposals presented at the extraordinary general meeting require the following votes:

(i)

Business Combination Proposal: The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

(ii)

Domestication Proposal: The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds (2/3) of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Because the Domestication Proposal involves a vote to continue Dragoneer outside the jurisdiction of the Cayman Islands, holders of Class B ordinary shares will have ten votes per Class B ordinary share and holders of Class A ordinary shares will have one vote per Class A ordinary share for purposes of the Domestication Proposal. Holders of Class B ordinary shares and Class A ordinary shares shall have one vote per share on all other proposals.

(iii)

Proposed Charter and Bylaws Proposal: The approval of the Proposed Charter and Bylaws Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds (2/3) of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

(iv)

Advisory Governing Documents Proposals: The separate approval of each of the Governing Documents Proposals requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds (2/3) of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

(v)

Nasdaq Proposal: The approval of the Nasdaq Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

(vi)

Incentive Equity Plan Proposal: The approval of the Incentive Equity Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

(vii)

ESPP Proposal: The approval of the ESPP Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

(viii)

Adjournment Proposal: The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

Redemption Rights

Pursuant to the Existing Governing Documents, a public shareholder may request of Dragoneer that New Cvent redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

(i)	hold public shares;

(ii)

submit a written request to Continental, Dragoneer’s transfer agent, in which you (i) request that New Cvent redeem all or a portion of your public shares for cash, and (ii) identify yourself as the beneficial holder of the public shares and provide your legal name, phone number and address; and

(iii)	deliver your share certificates (if any) and other redemption forms (as applicable) to Continental, Dragoneer’s transfer agent, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on [●], 2021 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem its shares. Public shareholders may elect to redeem all or a portion of the public shares held by them regardless of if or how they vote in respect of the Business Combination Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its share certificates (if any) and other redemption forms (as applicable) to Continental, Dragoneer’s transfer agent, New Cvent will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of June 30, 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place following the Domestication and accordingly it is shares of New Cvent Common Stock that will be redeemed immediately after consummation of the Business Combination. See “Extraordinary General Meeting of Dragoneer—Redemption Rights” in this proxy statement/prospectus/consent solicitation for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

The Initial Shareholders have, pursuant to the Sponsor Letter Agreement, agreed to, among other things, vote all of their ordinary shares in favor of the proposals being presented at the extraordinary general meeting and waive their anti-dilution rights with respect to their Class B ordinary shares in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus/consent solicitation, the Initial Shareholders own approximately 21.7% of the issued and outstanding ordinary shares. See “Business Combination Proposal—Related Agreements—Sponsor Letter Agreement” in the accompanying proxy statement/prospectus/consent solicitation for more information related to the Sponsor Letter Agreement.

Appraisal Rights

Dragoneer shareholders do not have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

Pursuant to Section 262 of the DGCL, the Cvent Stockholders who comply with the applicable requirements of Section 262 of the DGCL and do not otherwise fail to perfect, waive, withdraw or lose the right to appraisal under Delaware law have the right to seek appraisal of the fair value of their shares of Cvent common stock, as determined by the Court of Chancery, if the Mergers are completed. A summary of the appraisal rights that may be available to the Cvent Stockholders is described in this proxy statement/prospectus/consent solicitation statement in the section titled “Appraisal Rights,” which is qualified by the copy of Section 262 of the DGCL attached as Annex M to this proxy statement/prospectus/consent solicitation statement.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. Dragoneer has engaged Morrow Sodali to assist in the solicitation of proxies.

If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the extraordinary general meeting. A shareholder also may change its vote by submitting a later-dated proxy as described in the section entitled “Extraordinary General Meeting of Dragoneer—Revoking Your Proxy.”

Interests of Dragoneer Directors and Executive Officers in the Business Combination

When you consider the recommendation of the Dragoneer Board in favor of approval of the Business Combination Proposal, you should keep in mind that the Initial Shareholders, including Dragoneer’s directors and executive officers, have interests in such proposal that are different from, or in addition to, those of Dragoneer shareholders generally. These interests include, among other things, the interests listed below:

•	the fact that our Initial Shareholders have agreed not to redeem any Class A ordinary shares held by them in connection with a shareholder vote to approve a proposed initial business combination;

•

the fact that the Sponsor paid an aggregate of $25,000 for the 6,900,000 Class B ordinary shares currently owned by the Initial Shareholders and such securities will have a significantly higher value at the time of the Business Combination;

•

the fact that Sponsor paid $7,520,000 for its private placement shares which would be worthless if a business combination is not consummated by February 19, 2023 (unless such date is extended in accordance with the Existing Governing Documents);

•

the fact that Sponsor, the Initial Shareholders and Dragoneer’s other current officers and directors have agreed to waive their rights to liquidating distributions from the trust account with respect to any ordinary shares (other than public shares) held by them if Dragoneer fails to complete an initial business combination by February 19, 2023;

•	the fact that the Amended and Restated Registration Rights Agreement will be entered into by Dragoneer’s independent directors;

•	the fact that the Forward Purchaser agreed to purchase the Forward Purchase Shares immediately prior to the First Effective Time, but following the Domestication;

•

the fact that, at the option of the Sponsor, any amounts outstanding under the loan made by the Sponsor to Dragoneer in an aggregate amount of up to $2,000,000 may be converted into Class A ordinary shares in connection with the consummation of the Business Combination;

•

the continued indemnification of Dragoneer’s directors and officers and the continuation of Dragoneer’s directors’ and officers’ liability insurance after the Business Combination (i.e., a “tail policy”);

•

the fact that the Sponsor and Dragoneer’s officers and directors will lose their entire investment in Dragoneer and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated by February 19, 2023;

•

the fact that if the trust account is liquidated, including in the event Dragoneer is unable to complete an initial business combination by February 19, 2023, the Sponsor has agreed to indemnify Dragoneer to ensure that the proceeds in the trust account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the trust account on the liquidation date, by the claims of prospective target businesses with which Dragoneer has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Dragoneer, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the trust account;

•	the fact that Dragoneer may be entitled to distribute or pay over funds held by Dragoneer outside the Trust Account to the Sponsor or any of its affiliates prior to the Closing; and

•

the fact that the Sponsor sponsors multiple SPACs and is affiliated with a number of other investment vehicles and has the sole discretion to allocation this transaction to Dragoneer taking into account whatever factors it deems appropriate.

The Initial Shareholders have, pursuant to the Sponsor Letter Agreement, agreed to, among other things, vote all of their ordinary shares in favor of the proposals being presented at the extraordinary general meeting and waive their anti-dilution rights with respect to their Class B ordinary shares in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus/consent solicitation, the Initial Shareholders own approximately 21.7% of the issued and outstanding ordinary shares. See “Business Combination Proposal—Related Agreements—Sponsor Letter Agreement” in the accompanying proxy statement/prospectus/consent solicitation for more information related to the Sponsor Letter Agreement.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our Initial Shareholders, Vista, Cvent and/or their directors, officers, advisors or respective affiliates (including separate accounts or other accounts, clients or pooled investment vehicles advised by, or affiliated with, Dragoneer Investment Group, LLC or its affiliates) may purchase public shares from institutional and other investors, including those who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our Initial Shareholders, Vista, Cvent and/or their directors, officers, advisors or respective affiliates (including separate accounts or other accounts, clients or pooled investment vehicles advised by, or affiliated with, Dragoneer Investment Group, LLC or its affiliates) purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. Our Initial Shareholders, Vista, Cvent, and/or their directors, officers, advisors or respective affiliates (including separate accounts or other accounts, clients or pooled investment vehicles advised by, or affiliated with, Dragoneer Investment Group, LLC or its affiliates) may also purchase public shares, including from institutional and other investors, including those who indicate an intention to redeem our shares, or, if the price per share of our shares falls below $10.00 per share, such parties may seek to enforce their redemption rights. The above described activity could be especially prevalent in and around the time of Closing. The purpose of such share purchases and other transactions would be for investment purposes and/or to increase the likelihood of satisfaction of the requirements that (i) the Business Combination Proposal, each of the Advisory Governing Documents Proposals, the Nasdaq Proposal, the Incentive Equity Plan Proposal, the ESPP Proposal, and the Adjournment Proposal are approved by the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter, (ii) the Domestication Proposal and the Proposed Charter and Bylaws Proposal are approved by the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter, (iii) otherwise limit the number of public shares electing to redeem and (iv) New Cvent’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement and the PIPE Financing. Our Initial Shareholders, Vista, Cvent and/or their directors, officers, advisors or respective affiliates (including separate accounts or other accounts, clients or pooled investment vehicles advised by, or affiliated with, Dragoneer Investment Group, LLC or its affiliates) may also purchase shares from institutional and other investors for investment purposes.

Entering into any such arrangements may have a depressive effect on the ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he, she or they own, either at or prior to the Business Combination.

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

The existence of financial and personal interests of one or more of Dragoneer’s directors results in conflicts of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Dragoneer and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Dragoneer’s officers have interests in the Business Combination that may conflict with your interests as a shareholder.

Interests of Certain Cvent Stockholders and Cvent’s Current Officers and Directors

When you consider the recommendation of the Cvent Board in favor of adopting the Business Combination Agreement and approving the transactions contemplated thereby, including the Business Combination, you should keep in mind that certain of Cvent’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of Cvent’s stockholders generally. The Cvent Board was aware of such interests during its deliberations on the merits of the adoption of the Business Combination Agreement and approval of the transactions contemplated thereby, including the Business Combination, and in deciding to recommend that the Cvent Stockholders submit written consents in favor of the adoption of the Business Combination Agreement and approval of the transactions contemplated thereby, including the Business Combination. These interests include, among other things:

•

Certain of Cvent’s executive officers hold shares of Cvent stock, the treatment of which is described in the section titled “Proposal No. 1—The Business Combination Proposal.” Please see the section titled “Beneficial Ownership of Securities” for more information regarding the shares of Cvent stock held by Cvent’s executive officers.

•

Certain of Cvent’s executive officers and non-employee directors hold options to purchase shares of Cvent common stock, which will be assumed by New Cvent upon the consummation of the Business Combination. The treatment of such equity awards in connection with the Business Combination is described in the section titled “Proposal No. 1—The Business Combination Proposal.” Please see the section titled “Beneficial Ownership of Securities” for more information regarding the shares of Cvent stock held by Cvent’s executive officers and non-employee directors.

•	The non-employee directors of Cvent have a direct or indirect ownership interest in Cvent stock, which are described in the section titled “Beneficial Ownership of Securities.”

•

New Cvent’s directors and executive officers will be eligible to receive equity grants under the 2021 Plan, under which [•] shares of New Cvent Common Stock may be awarded. For additional information, please see the section titled “Proposal No. 6—The Incentive Equity Plan Proposal.”

•	Certain of Cvent’s directors and executive officers are expected to become directors and/or executive officers of New Cvent upon the consummation of the Business Combination. Specifically, the following individuals who are currently executive officers of Cvent are expected to become executive officers of New Cvent upon the consummation of the Business Combination, serving in the offices set forth opposite their names below.

Name	Age	Position
Rajeev K. Aggarwal	52	Founder, Chief Executive Officer and Director Nominee
Charles Ghoorah	51	Co-founder, President of Worldwide Sales and Marketing
David Quattrone	48	Co-founder, Chief Technology Officer
William J. Newman, III	46	Senior Vice President and Chief Financial Officer
Lawrence J. Samuelson	51	Senior Vice President, General Counsel and Corporate Secretary

•	In addition, the following individuals who are currently directors of Cvent are expected to become directors of New Cvent upon the consummation of the Business Combination: [●].

•

At the closing of the Business Combination, New Cvent will enter into the Amended and Restated Registration Rights Agreement with the Registration Rights Investors (in which certain members of the Cvent Board and affiliates are included), which provides for registration rights to Registration Rights Investors and their permitted transferees.

Recommendation to Shareholders of Dragoneer

The Dragoneer Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of Dragoneer and its shareholders and unanimously recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “FOR” the Proposed Charter and Bylaws Proposal, “FOR” each of the Advisory Governing Documents Proposals, “FOR” the Nasdaq Proposal, “FOR” the Incentive Equity Plan Proposal, “FOR” the ESPP Proposal, and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting.

Recommendation of the Cvent Board of Directors

The Cvent Board believes that adopting the Business Combination Agreement and approving the transactions contemplated thereby, including the Business Combination, is in the best interest of Cvent and the Cvent Stockholders and unanimously recommends that the Cvent Stockholders execute and deliver the written consent furnished with this proxy statement/prospectus/consent solicitation statement.

In the course of reaching its decision to approve the Mergers, the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination, the Cvent Board consulted with its senior management, legal counsel, and financial advisors, reviewed a significant amount of information and considered a number of reasons, uncertainties and risks concerning the Mergers and Business Combination Agreement. The Cvent Board concluded that the potential uncertainties and risks associated with the proposed Mergers were outweighed by the potential benefits of completing the Mergers. Accordingly, on July 22, 2021, the Cvent Board unanimously approved the Business Combination Agreement and determined that the Mergers, the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination, are advisable and fair to, and in the best interests of, Cvent and its stockholders. For the reasons why the Cvent Board reached its decision to approve the Mergers, Business Combination Agreement, and the transactions contemplated thereby, and for additional information, see the section titled “The Business Combination—Recommendation of the Cvent Board and Reasons for the Business Combination” beginning on page 173 of this proxy statement/prospectus/consent solicitation statement.

Cvent Solicitation of Written Consents

Cvent will solicit the written consent of Cvent Stockholders to adopt the Business Combination Agreement and approve the transactions contemplated thereby, including the Business Combination, among other proposals, prior to the consummation of the Business Combination. The Cvent Stockholders are being asked to (i) adopt the Business Combination Agreement and approve the transactions contemplated thereby, including the Business Combination, and (ii) approve, on a non-binding advisory basis, each of the amendments described in Proposal Nos. 3-7 of this proxy statement/prospectus/consent solicitation statement.

Record Date; Cvent Stockholders Entitled to Consent

Only the Cvent Stockholders of record holding shares of Cvent common stock at the close of business on the Cvent Record Date, [●], 2021, will be notified of and be entitled to sign and deliver written consents adopting the Business Combination Agreement and approving the transactions contemplated thereby, including the Business Combination.

On the Cvent Record Date, there were [●] shares outstanding of Cvent capital stock eligible to consent with respect to the written consent distributed with this proxy statement/prospectus/consent solicitation statement, consisting of [●] shares of Cvent common stock.

Interests of Certain Persons in the Business Combination

In considering whether to adopt the Business Combination Agreement and approve the transactions contemplated thereby, including the Business Combination, by executing and delivering the written consent distributed with this proxy statement/prospectus/consent solicitation statement, the Cvent Stockholders should be aware that aside from their interests as stockholders, Cvent’s officers and members of the Cvent Board have interests in the Business Combination that are different from, or in addition to, those of other Cvent Stockholders generally. The Cvent Stockholders should take these interests into account in deciding whether to adopt the Business Combination Agreement and approve the transactions contemplated thereby, including the Business Combination, by executing and delivering the written consent distributed with this proxy statement/prospectus/consent solicitation statement. For additional information please see the section titled “The Business Combination—Interests of Certain Persons in the Business Combination—Interests of the Cvent Officers and Directors.”

Submission of Consents

If you hold shares of Cvent common stock as of the Cvent Record Date and you wish to give your written consent, you must complete, date and sign the written consent distributed with this proxy statement/prospectus/consent solicitation statement. You may either electronically sign the written consent sent by Cvent to your electronic address on record at Cvent or manually sign and email a scanned copy of the Cvent Stockholder’s signature page to Cvent at the following email address: legal@cvent.com.

Executing Consents; Revocation of Consents

You may execute a written consent to adopt the Business Combination Agreement and approve the transactions contemplated thereby, including the Business Combination. If you do not execute and return your written consent, or otherwise withhold your written consent, it will have the same effect as voting against the adoption of the Business Combination Agreement and the approval of the transactions contemplated thereby, including the Business Combination.

Solicitation of Consents; Expenses

The expense of preparing, printing and mailing these consent solicitation materials is being borne by Cvent. Officers and directors of Cvent may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular salaries but no special compensation for soliciting consents.

Sources and Uses of Funds for the Business Combination

The following tables summarize the sources and uses for funding the Business Combination assuming a Closing Date of [●], and (i) assuming that none of Dragoneer’s outstanding public shares are redeemed in connection with the Business Combination and (ii) assuming that all of Dragoneer’s outstanding public shares are redeemed in connection with the Business Combination.

No Redemption

Source of Funds(1) (in millions)		Uses(1) (in millions)
Existing Cash held in trust account(2)	$276	Equity Consideration of New Cvent Common Stock issued to Cvent Equityholders(3)	$4,468
Shares of New Cvent Common Stock issued to Cvent Equityholders(3)	4,468	Transaction Fees and Expenses	65
PIPE Financing	475	Remaining Cash Proceeds on Balance Sheet	153
Forward Purchase Agreement	50	Debt Paydown(4)	583

Total Sources	$5,269	Total Uses	$5,269

(1)	Totals might be affected by rounding.
(2)	As of June 30, 2021.
(3)	Shares issued to Cvent are at a deemed value of $10.00 per share. Assumes 446,797,396 shares are issued to the Cvent equityholders, net of implied share buybacks of approximately 21,319,381.
(4)

In connection with the Business Combination, Cvent expects to repay $583.0 million of existing Cvent debt but may pay down more or less depending on the amount remaining in the trust fund at Closing and actual transaction expenses.

Maximum Redemption

Source of Funds(1) (in millions)		Uses(1) (in millions)
Existing Cash held in trust account	$0	Equity Consideration of New Cvent Common Stock issued to Cvent Equityholders(2)	$4,468
Shares of New Cvent Common Stock issued to Cvent Equityholders(2)	4,468	Estimated Transaction Fees and Expenses	65
PIPE Financing	475	Remaining Cash Proceeds on Balance Sheet(3)	3
Forward Purchase Agreement	50	Debt Paydown(4)	457

Total Sources	$4,993	Total Uses	$4,993

(1)	Totals might be affected by rounding.
(2)	Shares issued to Cvent are at a deemed value of $10.00 per share. Assumes 446,797,396 shares are issued to the Cvent equityholders, net of implied share buybacks of approximately 21,319,381.
(3)	Does not include the $2,000,000 loan obtained from the Sponsor.
(4)

In connection with the Business Combination, Cvent expects to repay $457.0 million of existing Cvent debt, but may pay down more or less depending on the amount remaining in the trust fund at the Closing and actual transaction expenses.

U.S. Federal Income Tax Considerations

For a discussion summarizing the U.S. federal income tax considerations of the Domestication and exercise of redemption rights, please see “U.S. Federal Income Tax Considerations.”

Expected Accounting Treatment

The Domestication

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of Dragoneer as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of New Cvent immediately following the Domestication will be the same as those of Dragoneer immediately prior to the Domestication.

The Business Combination

The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with generally accepted accounting principles (“GAAP”) in the United States of America. Under this method of accounting, Dragoneer will be treated as the acquired company and Cvent will be treated as the acquirer for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of New Cvent will represent a continuation of the financial statements of Cvent, with the Business Combination treated as the equivalent of Cvent issuing stock for the historical net assets of Dragoneer, accompanied by a recapitalization. The net assets of Dragoneer will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Cvent.

Cvent has been determined to be the accounting acquirer in the Business Combination based on an evaluation of the following facts and circumstances:

•	Cvent’s existing stockholders will have a majority of the voting power in New Cvent, irrespective of whether Dragoneer’s public shareholders exercise their right to redeem their public shares;

•	Cvent’s current largest shareholders will have the ability to nominate a majority of the initial members of the New Cvent Board;

•	Cvent’s senior management will be the senior management of New Cvent;

•	Cvent’s operations prior to the Business Combination will comprise the ongoing operations of New Cvent;

•	Cvent is the larger entity based on historical operating activity and has the larger employee base; and

•	The post-combination company will assume a “Cvent”-branded name: “Cvent Holding Corp.”

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the U.S. Federal Trade Commission (“FTC”), certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the filing of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. On August 6, 2021, Dragoneer and Cvent filed the required forms under the HSR Act with the Antitrust Division and the FTC and requested early termination of the HSR Act 30-day waiting period.

At any time before or after consummation of the Business Combination, notwithstanding termination of the waiting period under the HSR Act, the applicable competition authorities in the United States or any other applicable jurisdiction could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of New Cvent’s assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. Dragoneer cannot assure you that the Antitrust Division, the FTC, any state attorney general, or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, Dragoneer cannot assure you as to its result.

Dragoneer and Cvent are not aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Emerging Growth Company and Smaller Reporting Company

Following the consummation of the Business Combination, New Cvent does not expect to be an emerging growth company or a smaller reporting company.

Dragoneer is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Dragoneer has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, Dragoneer, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Dragoneer’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of Dragoneer’s initial public offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means, among other things, the market value of our common equity that is held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (ii) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act. Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements.

Risk Factors

In evaluating the proposals to be presented at the Dragoneer extraordinary general meeting, you should carefully read this proxy statement/prospectus/consent solicitation and especially consider the factors discussed in the section entitled “Risk Factors.”

In evaluating the Proposals set forth in this proxy statement/prospectus/consent solicitation, you should carefully read this proxy statement/prospectus/consent solicitation, including the annexes, and especially consider the factors discussed in the section entitled “Risk Factors.” The occurrence of one or more of the events or circumstances described in the section titled “Risk Factors,” alone or in combination with other events or circumstances, may materially adversely affect our business, financial condition and operating results. Such risks, which will also apply to New Cvent, include but are not limited to:

•	Cvent is substantially dependent upon the addition of new customers and the continued growth of the market for its event marketing and management solutions.

•	Cvent’s Hospitality Cloud business depends on maintaining and expanding its relationships with hotels and venues.

•

Data published by third parties and internally generated data and assumptions may prove to be inaccurate. In particular, the estimates of market opportunity and forecasts of market growth included in this proxy statement/prospectus/consent solicitation may prove to be inaccurate, and even if the market in which Cvent competes achieves the forecasted growth, Cvent’s business could fail to grow at similar rates, if at all.

•

If the security of Cvent or its customers’ confidential or personal information stored in Cvent’s or its third-party service providers’ systems is breached or otherwise subjected to unauthorized access, Cvent’s business could be materially and adversely affected, its reputation may be severely harmed and it may be exposed to liability.

•	Cvent has indemnity provisions under its contracts with its customers, vendors, lessors, business partners and other parties, which could have a material adverse effect on Cvent’s business.

•	Cvent faces significant competition from established and new companies offering event marketing and management software.

•

Disruption of Cvent’s operations, infrastructure or systems, or disruption of the operations, infrastructure or systems of the third parties on which Cvent relies, could damage Cvent’s reputation and result in credits to customers or a loss of users, which would harm Cvent’s business and operating results.

•

Cvent’s business depends substantially on renewing agreements with existing customers and selling additional solutions to them. Any decline in—or failure to grow—Cvent’s customer renewals or expansions would likely harm its future operating results.

•

Cvent targets large customers, and sales to these customers involve risks that may not be present or are present to a lesser extent with sales to smaller customers. Large customers often demand more configuration and integration services, or customized features and functions that Cvent may not offer. Failure to secure large new customers, deepen its penetration of its large customer base or the loss of large customers would have an adverse effect on Cvent’s annual recurring revenue (“ARR”), business and operating results.

•	Cvent’s net dollar retention rate may decline or fluctuate.

•	Cvent’s business is substantially dependent upon the continued strength of the market for on-demand software solutions.

•

If Cvent loses access to third-party licenses, Cvent’s software product development and production may be delayed or it may incur additional expense to modify Cvent’s products or products in development.

•

If Cvent fails to comply with its obligations under license or technology agreements with third parties, Cvent may be required to pay damages and Cvent could lose license rights that are critical to its business.

•

Cvent has experienced rapid growth and significant organizational change in recent periods and expect continued future growth, both organically and by acquisitions. If Cvent fails to manage its growth effectively, it may be unable to execute its business plan, maintain high levels of service or address competitive challenges adequately.

•	Failure to adequately expand Cvent’s sales force will impede its growth.

•

In the past Cvent has completed acquisitions and may acquire or invest in other companies or technologies in the future, which could divert management’s attention, fail to meet its expectations, result in additional dilution to Cvent’s stockholders, increase expenses, disrupt its operations and harm its operating results.

•	Cvent’s long-term success depends, in part, on its ability to operate offices located outside of the United States, including India.

•

Cvent’s business is susceptible to declines or disruptions in the demand for meetings and events, including those due to economic downturns, natural disasters, geopolitical upheaval and global pandemics.

•	Cvent is dependent in part upon its relationships with its strategic partners to sustain the flow of requests for proposals (“RFPs”), through the Hospitality Cloud.

•

Cvent relies on third-party mobile application platforms such as the Apple App Store and the Google Play Store to distribute its mobile applications. Cvent’s business will suffer if it is unable to maintain a good relationship with such platform providers, if their terms and conditions or pricing change to our detriment, if it violates, or if a platform provider believes that it has violated, the terms and conditions of its platform, or if any of these platforms are unavailable for a prolonged period of time.

•	Cvent has experienced losses in the first six months of 2021, 2020 and in prior years, and Cvent may not achieve profitability in the future.

•

If Cvent does not continue to innovate and provide solutions that are useful to Cvent’s customers and event registrants and attendees, Cvent may not remain competitive, and its revenue and operating results could suffer.

•	Cvent’s sales cycle can be lengthy and unpredictable, which may cause its operating results to vary significantly.

•

Cvent relies on the performance of highly skilled personnel, including senior management and its sales and technology professionals; if Cvent is unable to retain or motivate key personnel or hire, retain and motivate qualified personnel, Cvent’s business would be harmed.

•

Cvent’s ability to introduce new products and features is dependent on adequate research and development resources. If Cvent does not adequately fund its research and development efforts, Cvent may not be able to compete effectively and its business and operating results may be harmed.

•	Seasonality may cause fluctuations in Cvent’s revenue, sales, billings, cash flow, operating expenses and operating results.

•	If Cvent fails to offer high-quality customer support, its business and reputation would suffer.

•	Cvent’s business could be adversely affected if its users are not satisfied with the deployment, training and support services provided by Cvent and its partners.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial information (the “summary pro forma data”) gives effect to the Business Combination and related transactions described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Dragoneer will be treated as the acquired company and Cvent will be treated as the acquirer for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of New Cvent will represent a continuation of the financial statements of Cvent, with the Business Combination treated as the equivalent of Cvent issuing stock for the net assets of Dragoneer, accompanied by a recapitalization. The net assets of Dragoneer will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Cvent. The summary unaudited pro forma condensed combined balance sheet data as of June 30, 2021 gives the pro forma effect to the Business Combination and related transactions as if they had occurred on June 30, 2021. The summary unaudited pro forma condensed combined statement of operations data for the six months ended June 30, 2021 and year ended December 31, 2020 give the pro forma effect to the Business Combination and related transactions as if they had been consummated on January 1, 2020.

The summary pro forma data has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information of the combined company appearing elsewhere in this proxy statement/prospectus/consent solicitation and the accompanying notes, in the section titled “Unaudited Pro Forma Condensed Combined Financial Information”. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical consolidated financial statements of Cvent and Dragoneer and related notes included in this proxy statement/prospectus. The summary pro forma data has been presented for informational purposes only and is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the Business Combination and related transactions been completed as of the date indicated. In addition, the summary pro forma data does not purport to project the future financial position or operating results of the combined company.

The summary pro forma financial information presents the effect of the Business Combination and related transactions, assuming two redemption scenarios as follows:

•	Assuming No Redemptions – this scenario assumes that no public shareholders of Dragoneer exercise redemption rights with respect to their public shares; and

•

Assuming Maximum Redemptions – this scenario assumes that 27,600,000 of Dragoneer’s public shares are redeemed for an aggregate payment of $276.0 million at a redemption price of approximately $10.00 per share based on the investments held in the trust account as of June 30, 2021. The Business Combination Agreement includes as a condition to closing the Business Combination that, at Closing, New Cvent will receive a minimum cash amount of $356.0 million comprising (i) the cash in the trust account minus (ii) the amount of the Dragoneer shareholder redemptions, plus (iii) the aggregate gross proceeds received by Dragoneer from the PIPE Financing, plus (iv) the aggregate amount received by Dragoneer under the Forward Purchase Agreement. The minimum cash amount shall be calculated without reduction for any payments in respect of debt repayments, transaction fees and expenses.

The following summarizes the pro forma capitalization of New Cvent expected at the Closing, presented under the two redemptions scenarios:

	Assuming No Redemptions (Shares)%		Assuming Maximum Redemptions (Shares)%
Cvent Stockholders	416,351,853	77.9%	416,351,853	82.1%
Cvent options (1)	30,445,543	5.7%	30,445,543	6.0%

Total shares issued in Business Combination	446,797,396	83.6%	446,797,396	88.1%
Dragoneer’s public stockholders	27,600,000	5.2%	—	0.0%
Sponsor (2)	7,852,000	1.5%	7,852,000	1.5%
PIPE Investors (3)	52,500,000	9.8%	52,500,000	10.4%

Pro Forma Common Stock	534,749,396	100.0%	507,149,396	100.0%

(1)

Represents shares underlying Cvent options calculated on a net exercise basis, which represents an aggregate 51,764,924 outstanding Cvent options less implied share buybacks of approximately 21,319,381.

(2)

Includes 6,900,000 Class B ordinary shares held by the Initial Shareholders, 752,000 private placement shares held by the Sponsor and 200,000 Class A ordinary shares to be received by the Sponsor from the conversion of the promissory note upon the consummation of the Business Combination.

(3)

Includes 47,500,000 shares of New Cvent Common Stock issued to the PIPE Investors in the PIPE Financing and 5,000,000 shares of Class A ordinary shares to be purchased by Dragoneer Funding II LLC pursuant to the Forward Purchase Agreement and the Business Combination Agreement.

	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
	(in thousands, except share and per share data)
Summary Unaudited Pro Forma Condensed Combined
Statement of Operations Data Six Months Ended June 30, 2021
Revenue	$240,101	$240,101
Gross profit	150,257	150,257
Loss from operations	(24,079)	(24,079)
Net loss	(30,900)	(32,907)
Pro forma basic and diluted net loss per share	$(0.06)	$(0.07)
Pro forma basic and diluted weighted average shares outstanding	504,303,853	476,703,853

Summary Unaudited Pro Forma Condensed Combined
Statement of Operations Data Year Ended December 31, 2020
Revenue	$498,700	$498,700
Gross profit	322,450	322,450
Loss from operations	(28,310)	(28,310)
Net loss	(69,888)	(72,901)
Pro forma basic and diluted net loss per share	$(0.14)	$(0.15)
Pro forma basic and diluted weighted average shares outstanding	504,303,853	476,703,853

Selected Unaudited Pro Forma Condensed Combined
Balance Sheet Data as of June 30, 2021
Total assets	$2,467,044	$2,317,025
Total liabilities	$593,751	$718,404
Total stockholders’ equity	$1,873,293	$1,598,621

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” and presents the combination of the financial information of Cvent and Dragoneer adjusted to give effect to the Business Combination and related transactions.

The unaudited pro forma condensed combined balance sheet as of June 30, 2021 combines the historical balance sheets of Cvent and Dragoneer on a pro forma basis as if the Business Combination and related transactions had been consummated on June 30, 2021. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and year ended December 31, 2020 combine the historical statements of operations of Cvent and Dragoneer for such periods on a pro forma basis as if the Business Combination and related transactions had been consummated on January 1, 2020, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the financial position and results of operations that would have been achieved had the Business Combination and related transactions occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of the post-combination company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of the unaudited pro forma condensed combined financial information and is subject to change as additional information becomes available and analyses are performed. The information should be read together with the accompanying notes to the unaudited pro forma condensed combined financial information, audited and unaudited financial statements of Cvent and Dragoneer included in this proxy statement/prospectus/consent solicitation, the sections titled “Cvent’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Dragoneer’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other information relating to Cvent and Dragoneer contained in this proxy statement/prospectus/consent solicitation, including the Business Combination Agreement and the description of certain terms thereof set forth in the section entitled “Business Combination Proposal.”

Description of the Business Combination

On July 23, 2021, Dragoneer, Merger Sub I, Merger Sub II and Cvent entered into the Business Combination Agreement, which provides for, among other things, the following transactions:

(a)

in connection with the Domestication, on the Closing Date prior to the First Effective Time: (i) each issued and outstanding Class A ordinary share and each issued and outstanding Class B ordinary share of Dragoneer will be converted into one share of New Cvent Common Stock; (ii) Dragoneer will change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware; and (iii) Dragoneer’s name will change to “Cvent Holding Corp.”

(b)

the parties to the Business Combination Agreement will cause two certificates of merger to be executed and filed with the Secretary of State of the State of Delaware, pursuant to which, respectively, (i) Merger Sub I will merge with and into Cvent, with Cvent as the surviving company in the First Merger and (ii) Cvent as the surviving company in the First Merger will merge with and into Merger Sub II, with Merger Sub II as the surviving company in the Second Merger, and, after giving effect to such mergers, Merger Sub II will be a wholly-owned subsidiary of Dragoneer. In accordance with the terms and subject to the conditions of the Business Combination Agreement, at the Second Effective Time, each share and equity award of Cvent outstanding as of immediately prior to the Second Effective Time will be exchanged for shares of New Cvent Common Stock or comparable equity awards that are settled or are exercisable for shares of New Cvent Common Stock, as applicable, based on an implied Cvent equity value of $4,467,973,959.

The number of New Cvent shares and options to be received by Cvent’s existing stockholders and optionholders will be determined by multiplying the number of shares of Cvent held by existing equityholders by an exchange ratio, (i) the numerator of which is equal to $4,467,973,959 divided by $10 and (ii) the denominator of which is equal to the number of fully diluted shares of Cvent (inclusive of vested and unvested options). The exchange ratio and the number of shares to be issued to Cvent’s existing equityholders will not change based on the number amount of redemptions from public SPAC investors.

For more information about the Business Combination, please see the section titled “Business Combination Proposal”. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus/ consent solicitation as Annex A.

Related Transactions in Connection with the Business Combination

Other related transactions that are contemplated to take place in connection with the Business Combination are as follows:

•

the issuance and sale of 47,500,000 shares of New Cvent Common Stock to the PIPE Investors at a purchase price of $10.00 per share for aggregate proceeds of $475.0 million pursuant to the Subscription Agreements;

•

the issuance and sale of 5,000,000 Class A ordinary shares to Dragoneer Funding II LLC at a purchase price of $10.00 per share for aggregate proceeds of $50.0 million pursuant to the Forward Purchase Agreement and the Business Combination Agreement;

•

the conversion of the $2.0 million promissory note made from the Sponsor into 200,000 shares of Class A ordinary shares at a price of $10.00 per share upon the consummation of the Business Combination; and

•	the repayment of $583.0 million of existing Cvent debt in the no redemptions scenario and $457.0 million of existing Cvent debt in the maximum redemption scenario.

Accounting for the Business Combination

Notwithstanding the legal form of the Business Combination pursuant to the Business Combination Agreement, the Business Combination is expected to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Dragoneer will be treated as the acquired company and Cvent will be treated as the acquirer for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of New Cvent will represent a continuation of the financial statements of Cvent, with the Business Combination treated as the equivalent of Cvent issuing stock for the net assets of Dragoneer, accompanied by a recapitalization. The net assets of Dragoneer will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Cvent.

Cvent has been determined to be the accounting acquirer in the Business Combination based on an evaluation of the following facts and circumstances:

•	Cvent’s existing stockholders will have a majority of the voting power in New Cvent, irrespective of whether Dragoneer’s public shareholders exercise their right to redeem their public shares;

•	Cvent will have the ability to nominate a majority of the initial members of the New Cvent Board;

•	Cvent’s senior management will be the senior management of New Cvent;

•	Cvent’s operations prior to the Business Combination will comprise the ongoing operations of New Cvent;

•	Cvent is the larger entity based on historical operating activity and has the larger employee base; and

•	The post-combination company will assume a Cvent branded name: “Cvent Holding Corp.”

Basis of Pro Forma Presentation

Pursuant to the Existing Governing Documents, a public shareholder may request of Dragoneer that New Cvent redeem all or a portion of its public shares for cash equal to their pro rata share of the aggregate amount on deposit in the trust account if the Business Combination is consummated. Dragoneer cannot predict how many of its public shareholders will exercise their right to redeem their public shares for cash. Therefore, the unaudited pro forma condensed combined financial information present two redemption scenarios as follows:

•	Assuming No Redemptions – this scenario assumes that no public shareholders of Dragoneer exercise redemption rights with respect to their public shares; and

•

Assuming Maximum Redemptions – this scenario assumes that 27,600,000 of Dragoneer’s public shares are redeemed for an aggregate payment of $276.0 million at a redemption price of approximately $10.00 per share based on the investments held in the trust account as of June 30, 2021. The Business Combination Agreement includes as a condition to closing the Business Combination that, at Closing, New Cvent will receive a minimum cash amount of $356.0 million comprising (i) the cash in the trust account minus (ii) the amount of the Dragoneer shareholder redemptions, plus (iii) the aggregate gross proceeds received by Dragoneer from the PIPE Financing, plus (iv) the aggregate amount received by Dragoneer under the Forward Purchase Agreement. The minimum cash amount shall be calculated without reduction for any payments in respect of debt repayments, transaction fees and expenses.

The following summarizes the pro forma capitalization of New Cvent expected at the Closing, presented under the two redemptions scenarios:

	Assuming No Redemptions (Shares)%		Assuming Maximum Redemptions (Shares)%
Cvent Stockholders	416,351,853	77.9%	416,351,853	82.1%
Cvent options (1)	30,445,543	5.7%	30,445,543	6.0%

Total shares issued in Business Combination	446,797,396	83.6%	446,797,396	88.1%
Dragoneer’s public stockholders	27,600,000	5.2%	—	0.0%
Sponsor (2)	7,852,000	1.5%	7,852,000	1.5%
PIPE Investors (3)	52,500,000	9.8%	52,500,000	10.4%

Pro Forma Common Stock	534,749,396	100.0%	507,149,396	100.0%

(1)

Represents shares underlying Cvent options calculated on a net exercise basis, which represents an aggregate 51,764,924 outstanding Cvent options less implied share buybacks of approximately 21,319,381.

(2)

Includes 6,900,000 Class B ordinary shares held by the Initial Shareholders, 752,000 private placement shares held by the Sponsor and 200,000 Class A ordinary shares to be received by the Sponsor from the conversion of the promissory note upon the consummation of the Business Combination.

(3)

Includes 47,500,000 shares of New Cvent Common Stock issued to the PIPE Investors in the PIPE Financing and 5,000,000 shares of Class A ordinary shares to be purchased by Dragoneer Funding II LLC pursuant to the Forward Purchase Agreement and the Business Combination Agreement.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2021

(in thousands)

	As of June 30, 2021		Transaction Accounting Adjustments (Assuming No Redemptions) (Note 3)			As of June 30, 2021	Additional Transaction Accounting Adjustments (Assuming Maximum Redemptions) (Note 3)			As of June 30, 2021
	Cvent (Historical)	Dragoneer (Historical)				Pro Forma Combined (Assuming No Redemptions)				Pro Forma Combined (Assuming Maximum Redemptions)
Assets
Cash and cash equivalents	$95,043	$1,967	$276,009	(a	)	$250,019	$(276,009)	(l	)	$100,000
			(9,660)	(b	)		125,990	(k	)
			(55,340)	(c	)
			475,000	(d	)
			50,000	(e	)
			(583,000)	(k	)
Restricted cash	105	—	—			105	—			105
Short-term investments	12,074	—	—			12,074	—			12,074
Accounts receivable	106,014	—	—			106,014	—			106,014
Capitalized commissions, net	20,982	—	—			20,982	—			20,982
Prepaid expenses and other current assets	15,988	901	—			16,889	—			16,889

Total current assets	250,206	2,868	153,009			406,083	(150,019)			256,064
Investment held in Trust Account	—	276,009	(276,009)	(a	)	—	—			—
Property and equipment, net	17,852	—	—			17,852	—			17,852
Capitalized software development costs, net	118,535	—	—			118,535	—			118,535
Intangible assets, net	247,118	—	—			247,118	—			247,118
Goodwill	1,617,944	—	—			1,617,944	—			1,617,944
Operating lease right-of-use assets	34,088	—	—			34,088	—			34,088
Capitalized commissions, net, non-current	19,427	—	—			19,427	—			19,427
Deferred tax assets, non-current	1,868	—	—			1,868	—			1,868
Other assets, non-current, net	4,129	—	—			4,129	—			4,129

Total assets	2,311,167	278,877	(123,000)			2,467,044	(150,019)			2,317,025

Liabilities
Current portion of long-term debt	4,537	—	—			4,537	—			4,537
Accounts payable	6,449	—	—			6,449	—			6,449
Accrued expenses and other current liabilities	64,619	1,394	(1,082)	(c	)	64,931	—			64,931
Convertible note	—	2,000	(2,000)	(g	)	—	—			—
Fees payable to customers	26,739	—	—			26,739	—			26,739
Operating lease liabilities, current	15,492	—	—			15,492	—			15,492
Deferred revenue	241,649	—	—			241,649	—			241,649

Total current liabilities	359,485	3,394	(3,082)			359,797	—			359,797
Deferred tax liabilities, non-current	17,627	—	—			17,627	—			17,627
Deferred underwriting fee payable	—	9,660	(9,660)	(b	)	—	—			—
Long-term debt, net	751,680	—	(576,811)	(k	)	174,869	124,653	(k	)	299,522
Operating lease liabilities, non-current	34,233	—	—			34,233	—			34,233
Other liabilities, non-current	7,225	—	—			7,225	—			7,225

Total liabilities	1,170,250	13,054	(589,553)			593,751	124,653			718,404

Commitments and contingencies
Class A ordinary shares subject to possible redemption	—	276,000	(276,000)	(f	)	—	—			—
Stockholders’ equity
Preference shares	—	—	—			—	—			—

	As of June 30, 2021		Transaction Accounting Adjustments (Assuming No Redemptions) (Note 3)			As of June 30, 2021	Additional Transaction Accounting Adjustments (Assuming Maximum Redemptions) (Note 3)			As of June 30, 2021
	Cvent (Historical)	Dragoneer (Historical)				Pro Forma Combined (Assuming No Redemptions)				Pro Forma Combined (Assuming Maximum Redemptions)
Dragoneer Ordinary shares
Class A	—	—	1	(e	)	—	—			—
			3	(f	)
			—	(g	)
			(4)	(h	)
Class B	—	1	(1)	(h	)	—	—			—
Cvent Common stock	1		(1)	(i	)	—	—			—
New Cvent Common stock	—	—	5	(d	)	52	(3)	(l	)	49
			5	(h	)
			42	(i	)
Additional paid-in capital	1,945,267	—	(15,000)	(c	)	2,683,781	(276,006)	(l	)	2,407,775
			(30,000)	(c	)
			474,995	(d	)
			49,999	(e	)
			275,997	(f	)
			2,000	(g	)
			(41)	(i	)
			(19,436)	(j	)
Accumulated other comprehensive loss	(414)	—	—			(414)	—			(414)
Accumulated deficit	(803,937)	(10,178)	(9,258)	(c	)	(810,126)	1,337	(k	)	(808,789)
			19,436	(j	)
			(6,189)	(k	)

Total stockholders’ equity	1,140,917	(10,177)	742,553			1,873,293	(274,672)			1,598,621

Total liabilities and stockholders’ equity	$2,311,167	$278,877	$(123,000)			$2,467,044	$(150,019)			$2,317,025

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(in thousands, except share and per share data)

	Six Months Ended June 30, 2021		Transaction Accounting Adjustments (Assuming No Redemptions) (Note 3)			Six Months Ended June 30, 2021	Additional Transaction Accounting Adjustments (Assuming Maximum Redemptions) (Note 3)			Six Months Ended June 30, 2021
	Cvent (Historical)	Dragoneer (Historical)				Pro Forma Combined (Assuming No Redemptions)				Pro Forma Combined (Assuming Maximum Redemptions)
Revenue	$240,101	$—	$—			$240,101	$—			$240,101
Cost of revenue	89,844	—	—			89,844	—			89,844

Gross profit	150,257	—	—			150,257	—			150,257
Operating expenses:
Sales and marketing	61,907	—	—			61,907	—			61,907
Research and development	46,331	—	—			46,331	—			46,331
General and administrative	38,354	1,780	—			40,134	—			40,134
Intangible asset amortization, excluding cost of revenue	25,964	—	—			25,964	—			25,964

Total operating expenses	172,556	1,780	—			174,336	—			174,336

Loss from operations	(22,299)	(1,780)	—			(24,079)	—			(24,079)

Other income (expense):
Interest expense	(15,171)	—	12,381	(bb	)	(2,790)	(2,676)	(bb	)	(5,466)
Interest earned on marketable securities held in Trust Account	—	9	(9)	(aa	)	—	—			—
Amortization of deferred financing costs and debt discount	(1,884)	—	—			(1,884)	—			(1,884)
Other income, net	4,271	—	—			4,271	—			4,271

Total other income (expense)	(12,784)	9	12,372			(403)	(2,676)			(3,079)

Loss before income taxes	(35,083)	(1,771)	12,372			(24,482)	(2,676)			(27,158)
Provision for income taxes	3,325	—	3,093	(dd	)	6,418	(669)	(dd	)	5,749

Net loss	$(38,408)	$(1,771)	$9,279			$(30,900)	$(2,007)			$(32,907)

Basic and diluted weighted average shares outstanding	917,580					504,303,853				476,703,853
Basic and diluted net loss per share	$(41.86)					$(0.06)				$(0.07)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

(in thousands, except share and per share data)

								Year
		For the period			Year	Additional Transaction Accounting Adjustments		Ended
		from			Ended			December 31,
	For the	September 25, 2020	Transaction Accounting Adjustments (Assuming No Redemptions)		December 31,			2020
	Year Ended	(inception)			2020			Pro Forma
	December 31,	through			Pro Forma	(Assuming		Combined
	2020	December 31, 2020			Combined	Maximum		(Assuming
	Cvent	Dragoneer			(Assuming No	Redemptions)		Maximum
	(Historical)	(Historical)	(Note 3)		Redemptions)	(Note 3)		Redemptions)
Revenue	$498,700	$—	$—		$498,700	$—		$498,700
Cost of revenue	176,250	—	—		176,250	—		176,250

Gross profit	322,450	—	—		322,450	—		322,450
Operating expenses:
Sales and marketing	128,388	—	—		128,388	—		128,388
Research and development	87,866	—	—		87,866	—		87,866
General and administrative	80,564	98	—		80,662	—		80,662
Intangible asset amortization, excluding cost of revenue	53,844	—	—		53,844	—		53,844

Total operating expenses	350,662	98	—		350,760	—		350,760

Loss from operations	(28,212)	(98)	—		(28,310)	—		(28,310)

Other income (expense):
Interest expense	(35,557)	—	24,780	(bb)	(10,777)	(5,355	) (bb)	(16,132)
Amortization of deferred financing costs and debt discount	(3,798)	—	—		(3,798)	—		(3,798)
Gain/(loss) on divestitures, net	(9,634)	—	—		(9,634)	—		(9,634)
Loss on repayment of debt	—	—	(6,189	) (cc)	(6,189)	1,337	(cc)	(4,852)
Other income, net	1,333	—	—		1,333	—		1,333

Total other income (expense)	(47,656)	—	18,591		(29,065)	(4,018)		(33,083)

Loss before income taxes	(75,868)	(98)	18,591		(57,375)	(4,018)		(61,393)
Provision for income taxes	7,865		4,648	(dd)	12,513	(1,005	) (dd)	11,508

Net loss	$(83,733)	$(98)	$13,943		$(69,888)	$(3,013)		$(72,901)

Basic and diluted weighted average shares outstanding	917,109				504,303,853			476,703,853
Basic and diluted net loss per share	$(91.30)				$(0.14)			$(0.15)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	Basis of Presentation

The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Dragoneer will be treated as the acquired company and Cvent will be treated as the acquirer for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of New Cvent will represent a continuation of the financial statements of Cvent, with the Business Combination treated as the equivalent of Cvent issuing stock for the net assets of Dragoneer, accompanied by a recapitalization. The net assets of Dragoneer will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Cvent.

The unaudited pro forma condensed combined balance sheet as of June 30, 2021 gives pro forma effect to the Business Combination and related transactions as if they had been consummated on June 30, 2021. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and year ended December 31, 2020 give pro forma effect to the Business Combination and related transaction as if they had been consummated on January 1, 2020.

The unaudited pro forma condensed combined balance sheet as of June 30, 2021 has been prepared using, and should be read in conjunction with, the following:

•	Cvent’s unaudited condensed consolidated balance sheet as of June 30, 2021 and the related notes included elsewhere in this proxy statement/prospectus/consent solicitation; and

•	Dragoneer’s unaudited condensed balance sheet as of June 30, 2021 and the related notes included elsewhere in this proxy statement/prospectus/consent solicitation.

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2021 has been prepared using, and should be read in conjunction with, the following:

•

Cvent’s unaudited condensed consolidated statement of operations and comprehensive loss for the six months ended June 30, 2021 and the related notes included elsewhere in this proxy statement/prospectus/consent solicitation; and

•	Dragoneer’s unaudited condensed statement of operations for the six months ended June 30, 2021 and the related notes included elsewhere in this proxy statement/prospectus/consent solicitation.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 has been prepared using, and should be read in conjunction with, the following:

•

Cvent’s audited consolidated statement of operations and comprehensive loss for the year ended December 31, 2020 and the related notes included elsewhere in this proxy statement/prospectus/consent solicitation; and

•

Dragoneer’s audited statement of operations for the period from September 25, 2020 (inception) through December 31, 2020 and the related notes included elsewhere in this proxy statement/prospectus/consent solicitation.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any synergies, operating efficiencies, tax savings or cost savings that may be associated with the Business Combination and related transactions.

The pro forma adjustments reflecting the completion of the Business Combination and related transactions are based on currently available information and assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and related transactions based on information available to management at the current time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination and related transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of Cvent and Dragoneer.

2.	Accounting Policies

Upon consummation of the Business Combination, management will perform a comprehensive review of Cvent’s and Dragoneer’s accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information.

3.	Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and related transactions and has been prepared for informational purposes only. Release No. 33-10786 permits entities to present other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Dragoneer has elected not to present Management’s Adjustments and has only presented Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the post-combination company filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined consolidated statement of operations are based upon the number of Dragoneer’s shares outstanding, assuming the Business Combination and related transactions occurred on January 1, 2020.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2021 are as follows:

(a)	Reflects the liquidation and reclassification of investment held in the trust account that becomes available following the Business Combination, assuming no redemption.

(b)	Reflects the settlement of $9.7 million in deferred underwriting fee payable.

(c)

Represents preliminary estimated transaction costs expected to be incurred by Cvent and Dragoneer of approximately $30.00 million and $25.34 million, respectively, for legal, financial advisory and other professional fees.

The Dragoneer estimated transaction costs exclude the deferred underwriting fee payable as described in Note 3(b) above.

Cvent’s transaction costs represent equity issuance costs and were capitalized and offset against the proceeds from the Business Combination and reflected as a decrease in additional paid-in capital.

None of Cvent’s transaction costs have been accrued as of the pro forma balance sheet date.

For Dragoneer’s transaction costs:

•	Approximately $1.08 million were accrued by Dragoneer in Accrued expenses and other current liabilities and recognized as expense as of June 30, 2021;

•

Approximately $15.00 million represents equity issuance costs related to the PIPE Financing and was capitalized and offset against the proceeds from the PIPE Financing and reflected as a decrease in additional paid-in capital; and

•

Approximately $9.26 million were reflected as an adjustment to accumulated deficit, which represents the total estimated Dragoneer transaction costs less: (1) $15.00 million capitalized and offset against the proceeds from the PIPE Financing; and (2) $1.08 million previously recognized as expense as of June 30, 2021. These costs reflected as an adjustment to accumulated deficit have been excluded from the unaudited pro forma condensed combined statement of operations.

(d)

Reflects proceeds of $475.0 million from the issuance and sale of 47,500,000 shares of New Cvent Common Stock, par value of $0.0001 per share, at $10.00 per share in the PIPE Financing pursuant to the Subscription Agreements.

(e)

Reflects proceeds of $50.0 million from the issuance and sale of 5,000,000 Class A ordinary shares, par value of $0.0001 per share, to Dragoneer Funding II LLC at $10.00 per share pursuant to the Forward Purchase Agreement and the Business Combination Agreement.

(f)	Reflects the reclassification of $276.0 million of Dragoneer Class A ordinary shares, par value of $0.0001 per share, subject to possible redemption to permanent equity.

(g)

Represents the conversion of the promissory note made from the Sponsor into 200,000 shares of Class A ordinary shares, par value of $0.0001 per share, at a price of $10.00 per share upon the consummation of the Business Combination.

(h)	Reflects the conversion of Class A ordinary shares and Class B ordinary shares, on a one-for one basis, into shares of New Cvent Common Stock in the Domestication.

(i)	Reflects the recapitalization of Cvent equity of 917,761 common shares into 416,351,853 shares of New Cvent Common Stock, par value of $0.0001 per share.

(j)	Reflects the elimination of Dragoneer’s historical accumulated deficit after recording the transaction costs to be incurred by Dragoneer as described in Note 3(c) above.

(k)

Represents the repayment of approximately $583.0 million of Cvent’s existing debt in connection with the Business Combination in the no redemption scenario and approximately $457.0 million of Cvent’s existing debt in connection with the Business Combination in the maximum redemption scenario. The difference between the cash proceeds and the carrying value of Cvent’s debt is recorded as a loss on repayment of debt and recorded as a decrease to Accumulated deficit. The loss on repayment of debt recorded through Accumulated deficit is included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 as discussed in Note 3(cc) below.

(l)

Represents the redemption of the maximum number of shares of 27,600,000 shares of Dragoneer’s Class A ordinary shares for $276.0 million allocated to common stock and additional paid-in capital using par value of $0.0001 per share and at a redemption price of $10.00 per share (based on the investment held in the trust account as of June 30, 2021).

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and year ended December 31, 2020 are as follows:

(aa)	Represents pro forma adjustment to eliminate interest earned on marketable securities held in the trust account.

(bb)	Reflects the elimination of interest expense related to a portion of Cvent’s existing debt, which will be repaid as described in Note 3(k) above.

(cc)

Represents the pro forma adjustment to recognize the loss on repayment of debt related to the repayment of Cvent’s existing debt as discussed in Note 3(k) above. The loss is reflected as if incurred on January 1, 2020, the date the Business Combination occurred for the purposes of the unaudited pro forma condensed combined statements of operations. These costs will not affect New Cvent’s income statement beyond 12 months after the acquisition date.

(dd)	Reflects the adjustment to income tax expense as a result of the tax impact on the pro forma adjustments at the estimated combined statutory tax rate of 25.0%.

4.	Loss per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination and related transactions, assuming the shares were outstanding since January 1, 2020. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination and related transactions have been outstanding for the entire periods presented. When assuming maximum redemption, this calculation is adjusted to eliminate such shares for the entire period.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption for the six months ended June 30, 2021 and year ended December 31, 2020:

	Six Months Ended June 30, 2021		Year Ended December 31, 2020
	Assuming No Redemptions	Assuming Maximum Redemptions	Assuming No Redemptions	Assuming Maximum Redemptions
Pro forma net loss (in thousands)	$(30,900)	$(32,907)	$(69,888)	$(72,901)
Weighted average shares outstanding, basic and diluted	504,303,853	476,703,853	504,303,853	476,703,853
Net loss per share, basic and diluted (1)	$(0.06)	$(0.07)	$(0.14)	$(0.15)
Weighted average shares calculation, basic and diluted
Dragoneer’s public stockholders	27,600,000	—	27,600,000	—
Sponsor (2)	7,852,000	7,852,000	7,852,000	7,852,000
PIPE Investors (3)	52,500,000	52,500,000	52,500,000	52,500,000
Cvent Stockholders	416,351,853	416,351,853	416,351,853	416,351,853

	504,303,853	476,703,853	504,303,853	476,703,853

(1)	The pro forma basic and diluted shares exclude 51,764,924 Cvent options because including them would be antidilutive.
(2)

Includes 6,900,000 Class B ordinary shares held by the Initial Shareholders, 752,000 private placement shares held by the Sponsor and 200,000 Class A ordinary shares to be received by the Sponsor upon conversion of the promissory note upon the consummation of the Business Combination.

(3)

Includes 47,500,000 shares of New Cvent Common Stock issued to the PIPE Investors in the PIPE Financing and 5,000,000 shares of Class A ordinary shares to be purchased by Dragoneer Funding II LLC pursuant to the Forward Purchase Agreement and the Business Combination Agreement.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Dragoneer shares are listed on Nasdaq under the symbol “DGNS.”

Cvent is a privately held company, and there is no established public trading market for its securities.

The following table sets forth the closing sale prices per share on July 22, 2021, the last full trading day immediately preceding the public announcement of the Business Combination Agreement, and on [•], 2021, the latest practicable date prior to the date of this proxy statement/prospectus/consent solicitation:

	Dragoneer Shares	Cvent Common Stock
July 22, 2021	$10.03	N/A
[•], 2021	$[•]	N/A

Stockholders of Dragoneer and Cvent are urged to obtain current market quotations for Dragoneer common stock and to review carefully the other information contained in this proxy statement/prospectus/consent solicitation or documents filed with the SEC. See the section entitled “Where You Can Find More Information; Incorporation by Reference.”

Holders

As of [•], 2021, the latest practicable date prior to the date of this proxy statement/prospectus/consent solicitation, there were [•] holders of record of Dragoneer shares.

As of [•], 2021, the latest practicable date prior to the date of this proxy statement, there were approximately [•] holders of record of Cvent common stock.

Dividends

Dragoneer has not paid any cash dividends on our ordinary shares to date and does not intend to pay cash dividends prior to the completion of our initial business combination. The payment of cash dividends in the future will be dependent upon Dragoneer’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the initial business combination. The payment of any cash dividends subsequent to the initial business combination will be within the discretion of the New Cvent Board at such time.

Cvent did not pay any dividends to its common stockholders during the year ended December 31, 2020. Cvent and certain of Cvent’s subsidiaries’ ability to pay dividends are limited by certain provisions of the Credit Agreement. We believe New Cvent intends to retain all available funds and any future earnings to fund the development and growth of its business and to repay indebtedness and, therefore, we do not anticipate that New Cvent will pay any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of the New Cvent Board, subject to compliance with covenants in current and future agreements governing it and its subsidiaries’ indebtedness, and will depend on Cvent’s results of operations, financial condition, capital requirements and other factors that the New Cvent Board may deem relevant.

RISK FACTORS

Dragoneer shareholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus/consent solicitation, including in the section titled “Cautionary Note Regarding Forward-Looking Statements,” before they decide whether to exercise redemption rights and/or to vote or instruct their vote to be cast to approve the relevant proposals described in this proxy statement/prospectus/consent solicitation. These risk factors are not exhaustive and investors are encouraged to perform their own investigation with respect to our business, financial condition and prospects. Dragoneer may face additional risks and uncertainties that are not presently known to us or Cvent or that we or Cvent currently deem immaterial, which may also impair our or Cvent’s business or financial condition.

Risks Related to Cvent’s Business and to New Cvent’s Business Following the Business Combination

For purposes of this subsection section under “Risk Factors,” unless the context otherwise requires, the terms “Cvent,” “our company,” “we,” “us” and “our” in these Risk Factors refer to Cvent Holding Corp., and, where appropriate, its consolidated subsidiaries.

Risks Relating to the Global COVID-19 Pandemic

The effects of the global COVID-19 pandemic have materially affected how we and our customers are operating our businesses, and the duration and extent to which this will impact our future results of operations and overall financial performance remains uncertain.

The ongoing global COVID-19 pandemic has disrupted our business activities as well as those of our employees, customers, partners, suppliers and vendors and other parties with whom we do business, and may prevent us or our customers, partners, suppliers or vendors or other parties with whom we do business from conducting certain marketing and other business activities for an indefinite period of time, which could adversely impact our business, financial position and results of operations. The global COVID-19 pandemic, which has continued to spread, and the related adverse public health developments, including orders to shelter-in-place, travel restrictions and mandated business closures, have adversely affected workforces, organizations, customers, economies and financial markets globally, leading to an economic downturn and increased market volatility. It has also disrupted the normal operations of many businesses, including ours. The impact of the global COVID-19 pandemic significantly impacted our ability to sign new clients, and to upsell to and renew contracts with our existing clients, starting in March 2020 at the beginning of the pandemic. As a result, total revenue for the three months ended June 30, 2021 declined by $2.3 million, or 1.9%, compared to the three months ended June 30, 2020. Additionally, in May 2020, in response to the global COVID-19 pandemic, we implemented a global reduction in force of approximately 10% that affected all areas of our business. The ultimate impact of the global COVID-19 pandemic on our business and financial results remains uncertain, particularly as new variants, including the Delta variant, continue to emerge, evolve and spread, and a continued and prolonged public health crisis such as the global COVID-19 pandemic could have a material negative impact on our business, operating results and financial condition. The extent to which the global COVID-19 pandemic affects our business will depend on future developments in the United States, India and around the world, which are highly uncertain and cannot be predicted, including the duration and spread of the pandemic and different COVID-19 variants, including the Delta variant, new information which may emerge concerning the severity of COVID-19 and the actions required to contain and treat it, among others.

We help our Event Cloud customers organize, promote and manage meetings and events. We help our Hospitality Cloud customers market to and source Event Cloud customers. Our Event Cloud business is affected by the number and types of events held and the number of registrations. Our Hospitality Cloud business is affected by the length and number of hotel room bookings that our customers purchase to run their events. Our business and our revenue are impacted by trends in one or more meeting and event or hospitality industries. Some of our Event Cloud and Hospitality Cloud customers have partially or completely suspended operations. Adverse trends in one or more event or hospitality industries have adversely affected and are expected to continue to adversely affect our business. A decline in attendance at or reduction in the number of events, as well as any restrictions on the hospitality industry to host events, has had and is expected to continue to have an adverse effect on our revenue and operating income.

In addition, the global COVID-19 pandemic may adversely impact the business and operations of third-party service providers who perform critical services for our business, which in turn may adversely affect our business, results of operations and financial condition. Our business depends on discretionary consumer and corporate spending. During periods of economic slowdown and recession, such as the worldwide recession triggered by the global COVID-19 pandemic and the resulting high levels of unemployment, consumers have historically reduced their discretionary spending. The impact of economic slowdowns on our business is difficult to predict, but has and may continue to result in reductions in event planning and meetings, particularly for in-person events, and our ability to generate revenue. Many factors related to discretionary consumer and corporate spending, including employment, fuel prices, interest and tax rates and inflation, can adversely impact our results of operations.

In response to COVID-19, as many other companies have done, we required substantially all of our employees to continue to work, remotely; implemented travel restrictions; and postponed or canceled our in-person customer, industry and employee events and converted other events to virtual-only experiences. These precautionary measures could have increasingly negative effects on our sales and marketing efforts, customer success efforts, and revenue growth rates or other financial metrics, or create operational or other challenges, any of which could adversely impact our business, operating results and financial condition in any given period. We may also continue to experience impacts to productivity and other operational and business impacts if our employees, executives or their family members experience health issues, or if there are continued delays in our hiring and onboarding of new employees.

If and when local regulations permit, we may decide to re-open one or more of our offices and allow our employees to return to work, which would create additional risks and operational challenges. We anticipate that the re-opening of our offices will require non-trivial investments in the design, implementation and enforcement of new workplace safety protocols. Furthermore, even if we re-open some of our offices, it is possible that local authorities could impose stay at home orders which would require us to close our offices in the future. These efforts may divert management attention, and the protocols may create logistical challenges for our workforce which could adversely impact employee productivity and morale. Even if we follow what we believe to be best practices, there can be no assurance that our measures will prevent the transmission of COVID-19 between workers. Any incidents of actual or perceived transmission may expose us to liability from employee claims, adversely impact employee productivity and morale, and even result in negative publicity and reputational harm. Additionally, we have employees located in India. The rise in COVID-19 infection rates in India during April 2021, specifically the significant increase in infections in the New Delhi region where our office is located, could cause our employees to miss work, which in turn could have an adverse effect on productivity and morale.

In mid-2020, we saw some loosening of government-mandated COVID-19 restrictions in certain locations in response to improved COVID-19 infection levels. However, upon worsening COVID-19 infection rates in certain locations in late fiscal 2020 and in early fiscal 2021, local governmental authorities have either re-imposed some or all of earlier restrictions or imposed other restrictions, all in an effort to prevent the spread of COVID-19. Further, in late fiscal 2020 and early fiscal 2021, vaccines for combating COVID-19 were authorized for emergency use by health agencies in certain countries and regions in which we operate (including the United States, United Kingdom, European Union, Canada and Australia) and began to be administered. However, while vaccines are increasing in the United States, quantities of vaccines are limited and vaccine distributions, controlled by local authorities, are ongoing and not yet complete. Additionally, despite increasing vaccinations, cases of COVID-19 are rising in some states and certain vaccines have been rolled back due to potential side effects. It is unclear if and when full administration of the COVID-19 vaccines will occur and to what extent they are effective against COVID-19 variants, including the Delta variant. Further, even as more people are vaccinated, they may not feel comfortable gathering with large crowds for in-person events. In addition, the roll out of vaccines in some jurisdictions, including India, where a substantial proportion of our employees are located, and other markets in which we intend to expand our business, is much slower than in the United States.

The duration and extent of the impact from the global COVID-19 pandemic depends on future developments that cannot be accurately predicted at this time, such as the severity and transmission rate of the virus, new variants of the virus, the actions taken to contain it or treat its impact and the distribution and efficacy of vaccines, the disruption caused by such actions and the impact of these and other factors on our employees, customers, partners and vendors. If we are not able to respond to and manage the impact of such events effectively, our business will be harmed. We are also unable to predict whether remote work arrangements will remain a trend if and when offices reopen and some employees return to in-person work arrangements, and what the timing and demand for hybrid work arrangements will be. It remains uncertain whether the shift to remote work arrangements will remain permanent as the COVID-19 pandemic evolves and eventually abates. To the extent the global COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described herein.

Risks Relating to Our Business and Industry

Operational Risks

We are substantially dependent upon the addition of new customers and the continued growth of the market for our event marketing and management solutions.

We derive, and expect to continue to derive, a significant majority of our revenue from the sale of our cloud solutions. During the three months ended June 30, 2021 and 2020, 69.7% and 61.3%, respectively, of our total revenue was derived from our Event Cloud business. Therefore, the sustained acceptance and use of the cloud-based business model for delivery of our event marketing and management solutions is critical to our future growth and success. Planners have traditionally relied on point solutions, manual, paper and spreadsheet-based systems to organize events. Our ability to grow our business and increase revenue depends on our success in continuing to educate planners about the potential benefits of our cloud-based solutions. Concerns about cost, fraud, privacy, security, reliability and other issues may cause potential buyers not to adopt our applications. Moreover, planners who have already invested substantial resources in other registration and management systems or methods may be reluctant to adopt a new approach like ours to supplement or replace existing systems or methods. If organizations do not widely adopt applications such as ours, our ability to grow our business will be limited.

Our growth is also dependent upon identifying planners and converting them to new customers. Meeting and event planners and marketers can be found in a range of corporate departments and within a range of job functions and titles, which makes it difficult to identify prospective event organizers. Since our formation, we have proactively and systematically worked to identify such potential customers. However, we cannot guarantee that we will be able to continue to identify them.

In addition, our business is sensitive to adverse trends in one or more event or hospitality industries, including declines or disruptions in the demand for events and meetings, including those due to economic downturns, natural disasters, geopolitical upheaval and global pandemic (such as the global COVID-19 pandemic), and discretionary consumer and corporate spending. Our Event Cloud business is affected by the number and types of events held and the number of registrations. Any reduction in the demand for events and meetings would adversely affect our business, results of operations and financial condition. See the discussion under the headings “—The effects of the global COVID-19 pandemic have materially affected how we and our customers are operating our businesses, and the duration and extent to which this will impact our future results of operations and overall financial performance remains uncertain” and “—Our business is susceptible to declines or disruptions in the demand for meetings and events, including those due to economic downturns, natural disasters, geopolitical upheaval and global pandemics.”

Our Hospitality Cloud business depends on maintaining and expanding our relationships with hotels and venues.

An important component of the success of our Hospitality Cloud depends on our ability to maintain and expand relationships with hotels and venues. A substantial portion of our revenue is derived from compensation negotiated with hotels and venues for advertising and software solutions, particularly through Cvent Supplier Network, or CSN. During the three months ended June 30, 2021 and 2020, approximately 30.3% and 38.7%, respectively, of our total revenue was derived from our Hospitality Cloud.

If we are unable to continue to successfully sell marketing solutions to individual hotels and venues, our financial results may suffer. Furthermore, although individual hotel properties typically make separate decisions as to their advertising spending, the influence of the corporate offices of major hotel chains may affect the decisions of their individual properties. For example, if a corporate parent discontinues its relationship with us in favor of another solution, our relationship with the properties under that brand may suffer. This may lead to considerable lost revenue or result in additional costs to complete sales of our advertising, any of which would adversely affect our operating results.

This risk is heightened by the concentrated nature of the hospitality industry, which is dominated by a relatively small number of major hotel chains, particularly in the United States. Recent high-profile mergers and acquisitions among the major hotel chains suggest that the industry’s level of concentration may increase. If we are unable to maintain and grow our network of hotels and venues, we may be unable to satisfy our customers’ needs, lose market share or incur additional costs to support our customers, all of which may adversely affect our business, results of operations and financial condition. Further, if we are unable to successfully develop and sell additional products to hotels and venues, including but not limited to group marketing and sales solutions and group business intelligence, we may not achieve our anticipated revenue from these customers, which would adversely affect our business, results of operations and financial condition.

In addition, our business is sensitive to adverse trends in one or more event or hospitality industries, including declines or disruptions in the demand for events and meetings, including those due to economic downturns, natural disasters, geopolitical upheaval and global pandemic (such as the global COVID-19 pandemic), and discretionary consumer and corporate spending. Our Hospitality Cloud business is affected by the length and number of hotel room bookings that our customers purchase to run their events. Any decline in attendance at or reduction in the number of events, as well as any restrictions on the hospitality industry to host events, has had and is expected to continue to have an adverse effect on our revenue and operating income would adversely affect our business, results of operations and financial condition. See the discussion under the headings “—The effects of the global COVID-19 pandemic have materially affected how we and our customers are operating our businesses, and the duration and extent to which this will impact our future results of operations and overall financial performance remains uncertain” and “—Our business is susceptible to declines or disruptions in the demand for meetings and events, including those due to economic downturns, natural disasters, geopolitical upheaval and global pandemics.”

Data published by third parties and internally generated data and assumptions may prove to be inaccurate. In particular, the estimates of market opportunity and forecasts of market growth included in this proxy statement/prospectus/consent solicitation may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

The market for event marketing and management software is still evolving. We rely on data published by third parties and on internally generated data and assumptions to calculate the size of our target market, customer groups and verticals within customer groups. For example, we rely on a worldwide total addressable market, or TAM, and we make assumptions about the direction of the events industry, including with respect to the mix of in-person, virtual and hybrid events. If third-party or internally generated data prove to be inaccurate or we make errors in our assumptions based on that data, our future growth rate may be limited. In addition, these inaccuracies or errors may cause us to misallocate capital and other business resources, which would adversely affect our business, results of operations and financial condition.

The estimates of market opportunity and forecasts of market growth included in this proxy statement/prospectus/consent solicitation may prove to be inaccurate. Market opportunity estimates and growth forecasts included in this proxy statement/prospectus/consent solicitation, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including the risks described herein. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all. The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable users or companies covered by our market opportunity estimates will purchase our products at all or generate any particular level of revenue for us. Any expansion in our market depends on a number of factors, including the cost, performance, and perceived value associated with our platform and those of our competitors. Even if the market in which we compete meets the size estimates and growth forecasted in this proxy statement/prospectus/consent solicitation, our business could fail to grow at similar rates, if at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this proxy statement/prospectus/consent solicitation should not be taken as indicative of our future growth.

If the security of our or our customers’ confidential or personal information stored in our or our third-party service providers’ systems is breached or otherwise subjected to unauthorized access, our business could be materially and adversely affected, our reputation may be severely harmed and we may be exposed to liability.

Our system stores personally identifiable information, proprietary email distribution lists, credit card information and other critical, private, confidential and personal data for our customers and our customers’ event participants. We believe that we take reasonable steps to protect the security, integrity and confidentiality of the information we collect, store and otherwise process, but there is no guarantee that inadvertent (for example, software bugs, computer viruses or other technical malfunctions, employee error or malfeasance, or other factors) or unauthorized disclosure will not occur or that third parties will not gain unauthorized access to this information despite our efforts. We have in the past experienced, and we or our third-party service providers may in the future experience, successful attempts by third parties to obtain unauthorized access to our or our customers’ data despite our security measures. Techniques used to obtain unauthorized access change frequently, and we and our third-party hosting facilities and service providers may be unable to anticipate these techniques, implement adequate preventative measures or prevent, detect and stop such attacks, or react in a timely or effective manner. Any willful or accidental security breaches or other unauthorized access to our or our third- party service providers’ systems could expose us to substantial liability for the loss of such information, adverse regulatory actions or inquiries by international, federal, state or local governments, time-consuming and expensive investigations and litigation, extensive downtime of our systems and other possible liabilities.

If our or our third-party service providers’ security measures are breached because of third-party actions, including employee error, malfeasance, malicious code (such as malware, viruses, trojans, worms and ransomware), theft or fraud, state-sponsored organizations or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our customers’ data, our relationships with our customers could be severely damaged, and we could incur significant liability. In addition, many jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data, and our agreements with certain partners could require us to notify them in the event of a security incident. These mandatory disclosures regarding a security breach may lead to widespread negative publicity and may cause our customers to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, could harm our reputation, and we could lose customers or fail to acquire new customers. If we experience compromises to or interruptions or disruptions of our information technology systems as a result of security lapses, technical difficulties or otherwise that result in performance or availability problems of our cloud-based solutions, the complete shutdown of our cloud-based solutions, or the loss or unauthorized disclosure of confidential or personal information, our partners or customers may be harmed or lose trust and confidence in us, and decrease the use of our solution or stop using our solution in its entirety, and we could suffer reputational harm. We could also suffer financial harm as any such breach could cause us to issue refunds or service credits to customers for prepaid and unused subscription services or indemnify our customers for their losses. Any breach, loss or compromise of personal data may also subject us to severe civil fines and penalties, or claims for damages either under the General Data Protection

Regulation, or the European General Data Protection Regulation (“GDPR”), and relevant member state law in the European Union (the “E.U.”), other foreign laws, and other relevant state and federal privacy laws, rules and regulations in the United States.

Due to the size and complexity of our technology platform and services, the amount of data that we store and the number of customers, employees and third-party service providers with access to personal data, we, our third-party service providers and their subcontractors are potentially vulnerable to a variety of intentional and inadvertent cybersecurity attacks and other security-related incidents and threats, which could result in a material adverse effect on our business, financial condition and results of operations. Any contractual protections we may have from our third-party service providers may not be sufficient to adequately protect us against such consequences, and we may be unable to enforce any such contractual protections. Due to applicable laws and regulations or contractual obligations, we may be held responsible for any information security failure or cybersecurity attack attributed to our third-party service providers as they relate to the information we share with them. A vulnerability in a third-party service provider’s software or systems, a failure of our third-party service providers’ safeguards, policies or procedures, or a breach of a third-party service provider’s software or systems could result in the compromise of the confidentiality, integrity or availability of our systems or the data housed in our third-party solutions.

Our third-party service providers may also suspend or discontinue their relationships with us. For example, we work with third-party service providers to process credit card payments by our customers and are subject to payment card association operating rules. If our security measures fail to protect this information adequately or we fail to comply with the applicable operating rules, we could be liable to both our customers for their losses, as well as the third-party service providers under our agreements with them. We could also be subject to fines and higher transaction fees. Any of these effects could harm our business, results of operations and financial condition.

We have indemnity provisions under our contracts with our customers, vendors, lessors, business partners and other parties, which could have a material adverse effect on our business.

In our agreements with customers, vendors, lessors, business partners and other parties, we typically agree to indemnify them for losses related to claims by third parties of intellectual property infringement, misappropriation or other violation. Additionally, from time to time, customers require us to indemnify them for breach of confidentiality or violation of applicable law, among other things. Although we normally seek to contractually limit our liability with respect to such obligations, some of these agreements provide for extremely high liability caps and the existence of any dispute may have adverse effects on our customer relationships and reputation, and we may incur substantial liability related to them. In addition, provisions regarding limitation of liability in our agreements with customers, vendors or other third parties may not be enforceable in some circumstances or jurisdictions or may not protect us from claims and related liabilities and costs. We maintain insurance to protect against certain types of claims associated with the use of our products and services, but our insurance may not adequately cover any such claims and may not continue to be available to us on acceptable terms or at all. If any such indemnification obligations are triggered, we could face substantial liabilities or be forced to make changes to our products and services, enter into license agreements, which may not be available on commercially reasonable terms or at all, or terminate our agreements with customers, vendors and other third parties and provide refunds. In addition, even claims that ultimately are unsuccessful could result in expenditures of management’s time and other resources. Furthermore, any legal claims from customers and channel partners could result in reputational harm and the delay or loss of market acceptance of our products and services.

We face significant competition from established and new companies offering event marketing and management software.

We operate in an intensely competitive market that is characterized by constant change and innovation. The market for event marketing and management software is evolving, highly competitive and significantly fragmented, and we expect competition to continue to increase in the future. With the increased demands for event marketing and management solutions as well as the potential influx of new entrants to the market, which have increased substantially with the significant increase of virtual events and virtual event providers, we expect competition to intensify in the future, which could harm our ability to increase sales and maintain our prices.

Our biggest competitor is existing manual, paper and spreadsheet-based systems event planners employ by themselves. Competition also arises from small and large event technology providers that compete with one or some of the components of our platform, such as event marketing, consumer ticketing, registration management, onsite solutions, mobile event apps and venue sourcing and booking; providers that exclusively offer point solutions for hosting virtual events; in-house developed solutions that are difficult to maintain and do not integrate into marketing automation or customer relationship management, or CRM, systems; meeting and event management firms that offer their own custom-built event technology or leverage other commercial tools to run events for organizations of all sizes; venue searches and bookings processed by phone or email, and budget and expense through spreadsheets; online group sourcing and booking solutions, including group buying websites, consolidators and wholesalers of meeting products and services, and search websites; and hotel and venue direct websites and their call centers that provide direct sourcing and booking solutions. We believe the principal competitive factors in our market include the following breadth and depth of feature set; pricing; user experience; global client support and implementation services; scalability and security; privacy and industry-specific compliance with regulations; integration into other enterprise software solutions; and terms and commissions for direct booking.

Our competitors vary with each challenge that our event marketing and management solutions address, and include, for example, providers of point solutions for event marketing, consumer ticking, registration management, onsite events, virtual events, ecommerce payments, budgeting, web surveys, web content management, scheduling, room and table assignments, name badging, mobile app development, social media, onsite event solutions, venue sourcing, and business intelligence for the hospitality and meetings and events industries. If individual point solutions become less expensive, we may face general pricing pressure or pressure to adjust our pricing model. For example, if mobile app development increases significantly and as a result developers reduce their fees, we may be forced to reduce the fees that we charge for our mobile event apps to remain competitive. We also compete against online group sourcing and booking solutions and search websites. Additionally, we compete against companies that provide niche, highly specialized software focused on a specific industry vertical that certain customers may prefer if they desire software specifically focused on their industry. Large enterprises may also decide to develop their own event marketing and management software in-house, which could lead such large enterprises to stop using our platform.

We expect to face additional competition with the continued development and expansion of the event marketing and management software market. We expect that custom development efforts, open source initiatives and new competitors, such as software vendors that have traditionally focused on other applications, may enter the event marketing and management market or hospitality marketing and business intelligence market with competing products, which could have an adverse effect on our business, operating results and financial condition. Additionally, competitors with point solutions today may develop a comprehensive event marketing and management software that is similar to our own.

Our current and potential competitors may: have significantly more financial, technical, marketing and other resources than we have; be able to devote greater resources to the development, promotion, sale and support of their products and services; have more extensive customer bases and broader customer relationships; and have longer operating histories and greater name recognition. Some competitors have received, or may receive in the future, significant resources from private investors seeking growth, rather than profit; these competitors could be able to deploy significant resources without corresponding pressure to earn quarterly profits.

As a result, these competitors may be better able to respond quickly to new technologies and to undertake more extensive marketing campaigns. In some cases, these vendors may also be able to offer event marketing and management solutions at little or no additional cost by bundling them with their existing applications. If we are unable to compete with such companies, the demand for our solutions could substantially decline. To the extent any of our competitors have existing relationships with potential customers, those customers may be unwilling to purchase our solutions because of those existing relationships with that competitor. To the extent that we consider acquiring one of our competitors, this heightened competition could increase the cost of an acquisition within our industry.

Moreover, current and future competitors may also make strategic acquisitions or establish cooperative relationships among themselves or with others. By doing so, these competitors may increase their ability to meet the needs of our customers or potential customers. In addition, our current or prospective indirect strategic partners may establish cooperative relationships with our current or future competitors. These developments could limit our ability to obtain revenue from existing and new customers. If we are unable to compete successfully against current and future competitors, our business, results of operations and financial condition would be harmed. Our competition is discussed further under the heading “Information about Cvent — Competition.”

Disruption of our operations, infrastructure or systems, or disruption of the operations, infrastructure or systems of the third parties on which we rely, could damage our reputation and result in credits to customers or a loss of users, which would harm our business and operating results.

Our customers use our applications to manage important aspects of their businesses, and any disruption in our services or loss of data could damage our customers’ businesses and subject us to substantial liability, harm our reputation, result in costly litigation or regulatory investigations or inquiries and negatively affect our business, results of operations and financial condition. If that occurs, our customers may delay or withhold payment to us, elect not to renew, or make contractual or other claims against us. The occurrence of any of these events could: result in an increase in our bad debt expense; result in an increase in collection cycles for accounts receivable; require us to establish a warranty provision; or incur the expense or risk of litigation. Further, if we are unable to meet the stated service level commitments we have guaranteed to some our customers, we may be contractually obligated to provide these customers with credits for future service or refund customers for prepaid amounts with regard to unused services. Our insurance coverage may not be sufficient to compensate us for the potentially significant losses that may result from claims arising from disruptions in our services. Such an event would also harm our reputation and we could lose future sales.

Disruptions may result from errors we make in delivering, configuring, or hosting our applications, or designing, maintaining or scaling our applications. In addition, our customers may use our services in ways that cause disruptions for other customers. We have experienced disruptions in our systems in the past, including server failures that temporarily slowed down the performance of our websites and mobile applications and we may experience more significant interruptions in the future.

Disruptions in service can also result from circumstances that are outside of our control. We currently serve our customers primarily using equipment managed by us and co-located in data center facilities operated by third-parties. These data centers are vulnerable to damage or interruption from earthquakes, floods, fires, power loss and other events. They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct, equipment failure and adverse events caused by operator error. We cannot rapidly switch to a new data center in the event of an adverse event. Despite precautions taken at these facilities, problems at these centers could result in lengthy service disruption and data loss, which could harm our reputation, and negatively affect our business, results of operations and financial condition.

We are also dependent on the maintenance and expansion of the infrastructure of the internet, over which we have no control. Any failure of the internet infrastructure we rely on, even for a short period of time, could result in service disruption. Similarly, we use third-party providers for internet and other telecommunication services, as well as other information technology services that are essential to our cloud-based event marketing and management solutions. Any errors, defects, interruptions or other performance problems with any of our third-

party information technology providers could cause lengthy service disruption or data loss, which could harm our reputation, and negatively affect our business, results of operations and financial condition.

Our future growth depends on our ability to scale and adapt our applications, accommodate increasing traffic and storage demands, advance our technology, and meet expanding customer requirements. This may require us to change, upgrade, expand or replace our applications and infrastructure, often with advanced, complex, new and untested technologies. Scaling and adapting our systems is likely to be difficult, require additional technical expertise and incur substantial costs, and we may not be successful in developing or implementing adequate solutions. Any difficulty or failure in performing necessary changes, upgrades, expansions or replacements could lead to lengthy service disruption or data loss, which could harm our reputation, and negatively affect our business, results of operations and financial condition.

There can be no assurance that our disaster preparedness will prevent significant disruption of our applications and operations. Our customers access substantial components of our platform from our primary data center. We maintain operationally equivalent server, network and storage infrastructure at our backup data center. However, our backup data center is not designed and operated to the same mechanical redundancy standards as our primary data center. A failure of systems at both sites may result in disruption of substantial components of our platform or the loss of data, including personal or confidential data. In particular, because our primary and backup data centers are both located in Virginia, a broad failure of the power grid could cause both sites to lose power, which would cause substantial components of our platform to be unavailable to all customers. Any difficulty or failure in maintaining business continuity could lead to lengthy service disruption or data loss, which could harm our reputation, and negatively affect our business, results of operations and financial condition.

Our business depends substantially on renewing agreements with existing customers and selling additional solutions to them. Any decline in—or failure to grow—our customer renewals or expansions would likely harm our future operating results.

Our business relies on a land-and-expand business model, in which customers grow their spend with us over time, and depends substantially on renewing agreements with existing customers and selling additional solutions to them. The impact of non-renewals or failure to grow our customer renewals is heightened for larger customers and where we are unable to recognize sufficient revenue to offset related customer acquisition costs prior to termination or cancellation of our customer agreements. See the discussion under the heading “— We target large customers, and sales to these customers involve risks that may not be present or are present to a lesser extent with sales to smaller customers. Large customers often demand more configuration and integration services, or customized features and functions that we may not offer. Failure to secure large new customers, deepen our penetration of our large customer base or the loss of large customers would have an adverse effect on our annual recurring revenue, business and operating results.” Any decline in or failure to grow our customer renewals will adversely impact our annual recurring revenue, a key metric of our business. Additionally, any failure to renew our customers at higher annual values, or declines in upsells and cross-sales to existing customers, would adversely impact our net dollar retention rate. See the discussion under the heading “— Our net dollar retention rate may decline or fluctuate.”

We offer our Event Cloud solutions primarily through annual and multi-year subscription agreements and our Hospitality Cloud solutions primarily through a mix of single-year and multi-year agreements. In order for us to improve our operating results, it is important that our Event Cloud customers renew their existing subscription agreements and our Hospitality Cloud customers renew their advertising and software agreements with us when the initial term expires, as well as purchase additional solutions and advertising from us.

Our customers have no renewal obligation after their initial term expires, and we cannot be assured that we will be able to renew agreements with any of our customers at the same or higher contract value. Some agreements also contain a termination right for the customer if the customer is dissatisfied with our services because of substantial nonperformance that remains uncured by us, or if we are unable to comply with various regulations that apply to such customer’s highly-regulated industry. If our customers do not renew their agreement or renew on less favorable terms to us, our revenue may decline, and our operating results would likely be harmed. We typically bill customers for no longer than the upcoming contract year with payment due upfront regardless of the full length of the contract, although we incur most of our customer acquisition costs at the time of sale. These costs can be significant. If a customer does not renew or cancels its agreement with us, we may not recognize sufficient revenue from that customer prior to the termination or cancellation to offset the acquisition costs associated with that customer.

We target large customers, and sales to these customers involve risks that may not be present or are present to a lesser extent with sales to smaller customers. Large customers often demand more configuration and integration services, or customized features and functions that we may not offer. Failure to secure large new customers, deepen our penetration of our large customer base or the loss of large customers would have an adverse effect on our annual recurring revenue, business and operating results.

One of our key sales initiatives is targeting sales to large enterprise customers. We focus on growing the number of customers that contribute more than $100,000 of annual recurring revenue (“ARR”) as a measure of our ability to scale with our existing customers and attract larger organizations to Cvent. Revenue from these customers represented 32.9%, 32.6% and 30.5% for the years ended December 31, 2020, 2019 and 2018, respectively. As of December 31, 2020, 2019 and 2018, we had 666, 722 and 581 customers that contributed more than $100,000 of revenue in each of their respective years. The decrease in number of clients that contribute to more than $100,000 of ARR in 2020 was primarily due to the impact of the global COVID-19 pandemic, and we expect this number to rise again once the impact of the pandemic on our business subsides. Sales to large customers involve risks that may not be present or that are present to a lesser extent with sales to smaller entities, such as longer sales cycles, more complex customer requirements upfront sales costs, and less predictability in completing some of our sales.

For large enterprises, the customer’s decision to use our solution may be an enterprise-wide decision and require us to provide more education about the use and benefits of our software, as well as education regarding privacy and data protection laws, rules and regulations to prospective customers with international operations. In addition, larger customers may demand more complicated client set-up, integration services, features and more stringent contract terms. Further, these opportunities may require us to devote greater sales support and professional services resources to targeted customers. For example, enterprise customers typically spend more time negotiating contract terms. Accordingly, selling to enterprise customers will necessarily increase our costs of sales, lengthen our sales cycles and decrease our capability to predict our ability to close the sale. The increased costs may also decrease our gross margins. If a customer is not satisfied with the quality of work performed by us or with the type of services or solutions delivered, we could incur additional costs to address the situation, the profitability of that work might be impaired and the customer’s dissatisfaction with our services could damage our ability to obtain additional work from that customer. This risk is heightened in respect of large customers. See “— The loss of one or more of our large enterprise customers could negatively affect our ability to market our platform.”

Large enterprise customers comprise a significant portion of our customer base. Large customers may demand more configuration and integration services, which generally increases our upfront investment in sales and deployment efforts—even for deployments that are handled primarily by one of our implementation partners—with no guarantee that these customers will increase the scope of their subscription in order to offset our greater upfront costs. As a result of these factors, we and our partners must devote a significant amount of sales support and professional services resources to individual customers, increasing the cost and time required to complete sales. Additionally, our platform does not currently permit customers to modify our code. If prospective customers require customized features or functions that we do not offer and that would be difficult for them to deploy themselves, then the market for our platform will be more limited and our business could suffer as those enterprise customers decide to use another vendor or choose not to renew their subscription with us.

In addition, negative publicity related to our customer relationships, regardless of its accuracy, could harm our professional reputation and operating results. This risk is heightened in respect of large customers. See “— The loss of customers could negatively affect our ability to market our platform.”

Our net dollar retention rate may decline or fluctuate.

Our business model relies on not only acquiring new customers, but also on renewing and expanding relationships with existing customers over time. Our ability to expand sales within our existing customer base will depend on a number of factors, including their satisfaction with our solutions and support, competition and the extent to which our customers expand their Total Event Programs. We rely in part on upsells and cross-sales to existing customers to fuel our revenue and growth.

Our net dollar retention rate may decline or fluctuate as a result of a number of factors, including the growing level of our revenue base, the level of penetration within our customer base, expansion of products and features, our ability to retain our customers, our ability to upsell and cross-sell to our customers, business strength or weakness of our customers, customer usage, customer satisfaction with our products and platform capabilities and customer support, our prices, the capabilities and prices of competing products, mergers and acquisitions affecting our customer base, consolidation of affiliates’ multiple paid business accounts into a single paid business account, the effects of global economic conditions, or reductions in our customers’ spending on information technology solutions or their spending levels generally. These factors may also be exacerbated if, consistent with our growth strategy, our customer base continues to grow to encompass larger enterprises, which may also require more sophisticated and costly sales efforts. If our customers do not purchase additional subscriptions and products from us or our customers fail to renew their subscriptions, our revenue may decline and our business, financial condition and results of operations may be harmed. Additionally, we may calculate our net dollar retention rate differently than other companies, and our calculation of net dollar retention rate is not directly comparable to that of other companies.

Our business is substantially dependent upon the continued strength of the market for on-demand software solutions.

We derive, and expect to continue to derive, substantially all of our revenue from the sale of our on-demand solutions. As a result, continued widespread acceptance and use of the on-demand business model is critical to our future growth and success. Under the traditional perpetual or periodic license model for software procurement, users of the software would typically install and operate the applications on their hardware. Because many companies are generally predisposed to maintaining control of their information technology systems and infrastructure, there may be resistance to the concept of accessing software as a service provided by a third party. In addition, competitive dynamics may cause pricing levels to change as the market continues to mature and as existing and new market participants introduce new types of solutions and different approaches to enable organizations to address their technology needs. As a result, we may be forced to reduce the prices we charge for our products and may be unable to renew existing customer agreements or enter into new customer agreements at the same prices and upon the same terms that we have historically. If the market for on-demand software solutions stops growing, grows more slowly than we currently anticipate or evolves and forces us to reduce the prices we charge for our products, our revenue, gross margin and other operating results could be materially adversely affected.

If we lose access to third-party licenses, our software product development and production may be delayed or we may incur additional expense to modify our products or products in development.

Some of our solutions contain software licensed from third parties. Third-party licensing arrangements are subject to a number of risks and uncertainties, including:

•	undetected errors or unauthorized use of another person’s code in the third party’s software;

•	disagreement over the scope of the license and other key terms, such as royalties payable;

•	infringement, misappropriation or other actions brought by third-party licensees;

•	that third parties will create solutions that directly compete with our products; and

•	termination or expiration of the license.

Because of these risks, some of these licenses may not be available to us in the future on terms that are acceptable to us or allow our products to remain competitive or at all. The loss of these licenses or the inability to maintain any of them on commercially acceptable terms could delay development of future products or impair the functionality or enhancement of existing products, leading to increased expense associated with licenses of third-party software or development of alternative software to provide comparable functionality for our existing products and modification of our existing products. Additionally, in the future, we may identify additional third-party intellectual property we may need to license in order to engage in our business, including to develop or commercialize new products or services, but such licenses may not be available on acceptable terms or at all. Further, if we lose or are unable to maintain or obtain any of these third-party licenses or are required to modify software obtained under third-party licenses, it could delay the release of new products, delay enhancements to our existing products or delay sales of our existing products. Any delays could result in loss of competitive position, loss of sales and loss of customer confidence, which could have a material adverse effect on our business, results of operations and financial condition.

If we fail to comply with our obligations under license or technology agreements with third parties, we may be required to pay damages and we could lose license rights that are critical to our business.

We license certain intellectual property, including technologies, data, content and software, from third parties that is important to our business from third parties, and in the future we may enter into additional agreements that provide us with licenses to valuable intellectual property or technology. If we fail to comply with any of the obligations under our license agreements, we may be required to pay damages and the licensor may have the right to terminate the license. Termination by the licensor would cause us to lose valuable rights, and could inhibit our ability to commercialize our products and services. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights. In addition, the agreements under which we license intellectual property or technology from third parties are generally complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition and results of operations.

We have experienced rapid growth and significant organizational change in recent periods and expect continued future growth, both organically and by acquisitions. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

Historically, our headcount and operations have grown rapidly, both domestically and internationally, since our inception. While our employee headcount for the year ended December 31, 2020 contracted primarily due to our management of the business during the global COVID-19 pandemic, for the first six months of 2021 we added 300 net-new full-time positions. For the years ended December 2014 through 2019, our headcount grew 19.9%, on compound annual growth basis and our headcount has grown 8% year-to-date as of June 30, 2021. This growth has placed, and will continue to place, a significant strain on our management, administrative, operational and financial infrastructure. We anticipate further growth will be required to address increases in our cloud offerings and continued geographical and product expansion. Our success will depend in part upon the ability of our management team to manage this growth effectively. To do so, we must continue to recruit, hire, train, manage, integrate and retain a significant number of qualified managers, technical personnel and employees in specialized roles within our company, including in technology, sales and marketing. If our new employees perform poorly, or if we are unsuccessful in recruiting, hiring, training, managing and integrating these new employees, or retaining these or our existing employees, our business may suffer.

In addition, to manage the expected continued growth of our headcount, operations and geographic expansion, we will need to continue to improve our information technology infrastructure and operational, financial and management systems and procedures. Our anticipated additional headcount and capital investments will increase our costs, which will make it more difficult for us to address any future revenue shortfalls by reducing expenses in the short term. If we fail to successfully manage our growth, we will be unable to successfully execute our business plan, which could have a negative impact on our business, results of operations and financial condition.

Failure to adequately expand our sales force will impede our growth.

We will need to continue to expand and optimize our sales infrastructure in order to grow our customer base and our business. We plan to continue to expand our sales force both domestically and internationally to, among other reasons, take account of the growing need for virtual and hybrid events. We expect sales and marketing to continue to be among the most significant components of our operating expenses as we address the TAM we believe exists. Identifying and recruiting qualified personnel and training them requires significant time, expense and attention. It can take several months or longer before our sales representatives are fully trained and productive. Expanding our sales force also requires substantial investment in our recruiting, training and sales management functions. Our business may be adversely affected if our efforts to expand and train our sales personnel do not generate a corresponding increase in revenue. In particular, if we are unable to hire, develop and retain talented sales personnel, or if new sales personnel are unable to achieve desired productivity levels in a reasonable period of time, we may not be able to realize the expected benefits of this investment or increase our revenue.

In the past we have completed acquisitions and may acquire or invest in other companies or technologies in the future, which could divert management’s attention, fail to meet our expectations, result in additional dilution to our stockholders, increase expenses, disrupt our operations and harm our operating results.

We have acquired businesses, products or technologies that we believe could complement or expand our platform, enhance our technical capabilities or otherwise offer growth opportunities. We cannot assure you that we will realize the anticipated benefits of these or any future acquisitions. The potential pursuit of additional acquisitions may divert the attention of management and cause us to incur various expenses related to identifying, investigating and pursuing suitable acquisitions, whether or not they are completed.

If we acquire additional businesses, we may be unable to assimilate or integrate the acquired personnel, operations or technologies successfully, or effectively manage the combined business following the acquisition. Our management may be distracted from operating our existing business. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including, but not limited to the following:

•	unanticipated costs or liabilities associated with the acquisition, including tax liabilities;

•	incurrence of acquisition-related costs, which would be recognized as a current period expense;

•	inability to generate sufficient revenue or profit to offset acquisition or investment costs, or failure to generate the revenue we had anticipated from the acquired business;

•	the inability to maintain and renew relationships with customers and partners of the acquired business;

•	the difficulty of incorporating acquired technology and rights into our platform and of maintaining quality and security standards consistent with our brand;

•	difficulties and additional expenses associated with supporting legacy products;

•	delays in customer purchases due to uncertainty related to any acquisition;

•	the need to integrate or implement additional controls, procedures and policies;

•	challenges caused by distance, language and cultural differences;

•	harm to our existing business relationships with business partners and customers as a result of the acquisition;

•	the potential loss of key employees;

•	use of resources that are needed in other parts of our business and diversion of management and employee resources;

•	the inability to recognize acquired revenue in accordance with our revenue recognition policies under

•	GAAP and the loss of acquired deferred revenue;

•	the use of substantial portions of our available cash or the incurrence of debt to consummate the acquisition;

•	delays or errors in integrating back-end systems and departments, including but not limited to accounting and CRM systems; and

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from time to time after acquiring a business, product, or technology, we may determine that it is necessary or appropriate to dispose of some or all of the acquired assets or business, and we may not be able to execute such disposition at a favorable time, or upon favorable terms.

Acquisitions may also increase the risk of unforeseen legal liability, including for potential violations of applicable law or industry rules and regulations, arising from prior or ongoing acts or omissions by the acquired businesses which are not discovered by due diligence during the acquisition process. See “— Legal and Regulatory Risks — We are subject to stringent U.S. and foreign data privacy and protection laws, rules, regulations, policies, industry standards and contractual obligations, and our failure to comply could subject us to fines and damages and could harm our reputation and business” for more information. If an acquired business fails to meet our expectations, our operating results, business and financial condition may suffer. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our business, results of operations and financial condition.

Many of these risks are heightened by the fact that the companies we have acquired have been small and technologically early in their development. It is common for such companies to lack mature systems and processes. This has created challenges, including with respect to financial integration and accounting for acquired companies, and will create future challenges to the extent we acquire similar companies in the future. In addition, a significant portion of the purchase price of companies we acquire may be allocated to goodwill and other intangible assets, which must be assessed for impairment at least annually or when other triggering events are identified. Also, contingent consideration related to acquisitions will be remeasured to fair value at each reporting period, with any changes in the value recorded as income or expense. All of our recent acquisitions have included contingent consideration and/or other compensatory arrangements based on continued employment of certain key employees. If our acquisitions do not ultimately yield expected returns, we may be required to take charges to our operating results based on our impairment assessment process, which could harm our results of operations.

Our long-term success depends, in part, on our ability to operate offices located outside of the United States, including India.

A significant proportion of our operations and personnel are located outside of the United States and we intend to continue to expand and grow into international markets. We currently maintain offices in the United States, India, the United Kingdom, Canada, Singapore and the United Arab Emirates, and we are exploring opening additional international offices. In addition, we employ sales personnel in Australia, Spain, the Netherlands and Germany. Any international expansion efforts that we may undertake may not be successful. Further, conducting more extensive international operations subjects us to new risks that we have not generally faced in the United States. These risks include:

•	increased costs and unexpected errors in the localization of our solutions, including translation into foreign languages and adaptation for local practices and regulatory requirements;

•	challenges posed by different pricing environments and different forms of competition;

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lack of familiarity and burdens of complying with foreign laws, legal standards, regulatory requirements (including privacy and data security requirements) and tariffs; the costs of compliance with anti-corruption and anti-bribery laws; and the risks and costs of noncompliance with such laws;

•	changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions;

•	difficulties in managing technology partners and differing technology standards;

•	difficulties in collecting accounts receivable;

•	difficulties in managing and staffing international operations;

•	differing labor laws and varying expectations as to employee standards;

•	difficulties in maintaining our company culture with a dispersed and distance workforce;

•	fluctuations in exchange rates that may increase the volatility of our foreign-based revenue and costs;

•

potentially adverse tax consequences, including those arising from the complexities of foreign value added tax (or other tax, including transfer pricing) systems, and restrictions on the repatriation of earnings;

•	limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries;

•	uncertain political and economic climates;

•	reduced or varied protection for intellectual property rights in some countries;

•	that we may decide that it is necessary or appropriate to establish one or more data centers outside of the United States, which could be costly; and

•	inability to deliver compelling marketing messages that resonate with a local audience.

These factors and other related issues may cause our costs of doing business in new geographies to exceed the existing costs of our comparable operations in the United States and India. Operating in new international markets also requires significant management attention and financial resources. Any negative impact from our international business efforts could negatively impact our business, results of operations and financial condition.

We have significant operations in India. As of June 30, 2021, 1,757 of our 3,900 employees were based in India. Operating in India requires substantial resources and management attention and subjects us to economic, political and operational risks that are different from those in the United States. For example, there have been armed conflicts between India and neighboring Pakistan. Also, extremist groups within India and neighboring Pakistan have from time to time targeted Western interests. Other risks specific to our operations in India include, but are not limited to, difficulty with responding to changes in economic conditions that may include inflation and fluctuations in exchange rates and interest rates; problems that impair our business infrastructure, such as telephone system failure or an international disruption of our information technology systems by a third party; failure to act in accordance with corporate, social responsibility, labor, environmental, health and safety standards and regulations; and the need to increase the levels of our employee compensation more rapidly than in the past to retain talent. We also face a risk that our employees outside of India may fail to coordinate with their Indian counterparts efficiently and productively. If any of these risks materialize, our business, results of operations and financial condition may be materially adversely affected.

Our business is susceptible to declines or disruptions in the demand for meetings and events, including those due to economic downturns, natural disasters, geopolitical upheaval and global pandemics.

Our business and financial performance are affected by the health of the worldwide meetings and events industry. Meetings and events are sensitive to business-related discretionary spending levels and tend to grow more slowly or even decline during economic downturns. Decreased expenditures by planners and participants could also result in decreased demand for our event marketing and management solutions, thereby causing a reduction in our sales. In addition, sales of our marketing solutions to hotels and venues may suffer if fewer planners use our solutions. Although we are optimistic about the capabilities of our solutions to assist planners in maximizing return on investment when funds available to spend on events are limited, further economic weakness and uncertainty may nonetheless result in significantly decreased spending on our event marketing and management solutions, which may adversely affect our business, operating results and financial condition.

External factors beyond our control may adversely affect the meetings and events industry, with a corresponding negative impact on our business and operating results. Economic downturns, rising oil prices, natural disasters, such as hurricanes, tsunamis, earthquakes or volcanic eruptions, and other phenomena, such as pandemics and epidemics, including COVID-19, have previously disrupted normal travel patterns and levels, which has correspondingly disrupted the meetings and events industry. The COVID-19 pandemic, particularly with respect to the Delta variant, continues to disrupt the meetings and events industry. The meetings and events industry is also sensitive to other events beyond our control, such as political instability, regional hostilities, increases in fuel prices, the emergence and widespread adoption of more-effective teleconference and virtual meeting technologies, imposition of taxes or surcharges by regulatory authorities, travel-related accidents and terrorist attacks, any of which could have an impact on our business and results of operations.

We are dependent in part upon our relationships with our strategic partners to sustain the flow of requests for proposals, or RFPs, through the Hospitality Cloud.

Partnerships and strategic relationships with industry groups, technology providers and event and travel management companies is a key component of our marketing lead generation and sales model. Our access to certain customers is facilitated in some cases by strategic partner relationships with third-party planners. If these strategic partners terminate or do not renew their relationships with us, it could have a negative effect on revenue for marketing packages sold to our hotel and venue customers. Because we rely heavily on our partners, the loss of several of these partnerships would have a material impact on the value of the Hospitality Cloud.

We rely on third-party mobile application platforms such as the Apple App Store and the Google Play Store to distribute our mobile applications. Our business will suffer if we are unable to maintain a good relationship with such platform providers, if their terms and conditions or pricing change to our detriment, if we violate, or if a platform provider believes that we have violated, the terms and conditions of its platform, or if any of these platforms are unavailable for a prolonged period of time.

We distribute our mobile event apps through third-party platforms, such as the Apple App and Google Play stores. We are subject to these platforms’ standard terms and conditions for application developers, which govern the promotion, distribution and operation of applications on their platforms. Additionally, if we violate, or if a platform provider believes that we have violated, these terms and conditions, the particular platform provider may discontinue or limit our access to that platform, which could prevent us from satisfying our contractual obligations to our customers. Our business could also be harmed if a platform provider modifies its current terms of service or other policies in a manner adverse to us. Both Apple and Google have broad discretion to make changes to their operating systems or payment services or change the manner in which their mobile operating systems function and their respective terms and conditions applicable to the distribution of our applications, including the amount of, and requirement to pay, certain fees associated with purchases required to be facilitated by Apple and Google through our applications, and to interpret their respective terms and conditions in ways that may limit, eliminate or otherwise interfere with our products and services, our ability to distribute our applications through their stores, our ability to update our applications, including to make bug fixes or other feature updates or upgrades, the features we provide, the manner in which we market our in-app products, our ability to access native functionality or other aspects of mobile devices, and our ability to access information about our users that they collect. To the extent either or both of Apple or Google do so, our business, financial condition and results of operations could be materially adversely affected.

We also rely on the continued operation of these third-party platforms. In the past, some of these platforms have been unavailable for short periods of time. If this recurs on a prolonged or frequent basis, or other similar issues arise that impact users’ ability to download or use our mobile event apps, we may owe some of our customers rebates, which would increase our expenses and lower our gross margins. Our revenue, operating results, brand and reputation could also suffer harm. Furthermore, any material change or deterioration in our relationship with these platform providers could harm our business.

We have experienced losses in the first six months of 2021, 2020 and in prior years, and we may not achieve profitability in the future.

As of June 30, 2021 our accumulated deficit is $803.9 million. We experienced a net loss of $38.4 million and $52.7 million for the six months ended June 30, 2021 and 2020, respectively. We anticipate that our operating expenses will increase in the foreseeable future as we continue to invest to grow our business and acquire clients, develop our platform, develop new solutions and comply with the requirements of being a public company. These efforts may prove to be more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. Many of our efforts to generate revenue from our business, particularly with respect to the Attendee Hub, are unproven over sustained periods, and any failure to increase our revenue or generate revenue from new solutions could prevent us from attaining or increasing profitability. If we are unable to effectively manage these risks and difficulties as we encounter them, our business, financial condition and results of operations may suffer.

If we do not continue to innovate and provide solutions that are useful to our customers and event registrants and attendees, we may not remain competitive, and our revenue and operating results could suffer.

Our success depends on continued innovation to provide features and services that make our solutions, websites and mobile apps useful for planners, hotels and venues and event registrants and attendees. Our competitors are frequently developing innovations in services and features. Additionally, the rapid pace at which technology evolves generally requires us to find new ways to deliver our solutions to end users with better performance and functionality. As a result, we must continue to invest significant resources in order to continually improve the speed, accuracy and comprehensiveness of our solutions, websites and mobile apps. For example, our capitalized software development costs were $118.5 million as of the six months ended June 30, 2021. We may introduce significant changes to our existing solutions or develop and introduce new solutions, such as our Attendee Hub, which enables organizations to deliver online event experiences in a virtual-only use-case, or use the same technology to extend an in-person event to a global, online audience. In addition, we may use technologies with which we have little or no prior development or operating experience. If we are unable to continue offering innovative solutions or if new or enhanced solutions fail to engage planners, hotels and venues or event registrants and attendees, we may be unable to attract additional customers or event registrants or retain our current customers or event registrants and attendees, which may adversely affect our business, operating results and financial condition. We recognize that the pace of technological innovation is accelerating, and that we need to continue to innovate to maintain our product differentiation.

This risk is heightened by the competitive hiring market for technology professionals. In order to continue to innovate, we must hire and retain skilled technology professionals, as discussed below under the heading “— We rely on the performance of highly skilled personnel, including senior management and our sales and technology professionals; if we are unable to retain or motivate key personnel or hire, retain and motivate qualified personnel, our business would be harmed.”

Our sales cycle can be lengthy and unpredictable, which may cause our operating results to vary significantly.

Our sales cycle, which is the time between initial contact with a potential customer and the ultimate sale to that customer, is often lengthy and unpredictable. Potential customers typically spend significant time and resources evaluating event marketing and management and venue marketing solutions, which requires us to expend substantial time, effort and money educating them about the value of our offerings. Accordingly, it is difficult for us to forecast when or if a sale will close or the size of any specific sales. In addition, customers may delay their purchases from one quarter to another as they (i) wait for us to develop new features, (ii) assess their budget constraints or (iii) forecast future business activity. In particular, factors affecting one of our key sales initiatives, targeting sales to large enterprise clients, which are discussed under the heading “—Our net dollar retention rate may decline or fluctuate.” typically increase our costs of sales, lengthen our sales cycles, and decrease our capability to predict our ability to close the sale. See “— We target large customers, and sales to these customers involve risks that may not be present or are present to a lesser extent with sales to smaller customers. Large customers often demand more configuration and integration services, or customized features and functions that we may not offer. Failure to secure large new customers, deepen our penetration of our large customer base or the loss of large our annual recurring revenue, business and operating results.” Any delay in closing, or failure to close, sales in a particular quarter or year could significantly harm our projected growth rates and could cause our operating results to vary significantly.

We rely on the performance of highly skilled personnel, including senior management and our sales and technology professionals; if we are unable to retain or motivate key personnel or hire, retain and motivate qualified personnel, our business would be harmed.

We believe our success has depended, and continues to depend, on the efforts and talents of our senior management and our highly skilled team members, including our sales personnel and software engineers. Competition for well-qualified employees in all aspects of our business, including sales personnel and software engineers, is intense. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate existing employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business would be adversely affected. In addition, our efforts to compete for highly skilled and more experienced personnel may cause our average cost-per-employee to grow faster than the general economy, which could harm our operating results.

The loss of any of our senior management or key employees could adversely affect our ability to build on the efforts they have undertaken and to execute our business plan, and we may not be able to find adequate replacements. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees.

Our ability to introduce new products and features is dependent on adequate research and development resources. If we do not adequately fund our research and development efforts, we may not be able to compete effectively and our business and operating results may be harmed.

To remain competitive, we must continue to develop new product offerings, applications, features and enhancements to our existing offerings. Maintaining adequate research and development personnel and resources to meet the demands of the market is essential. If we are unable to develop our platform internally due to certain constraints, such as high employee turnover, lack of management ability or a lack of other research and development resources, we may miss market opportunities. Further, many of our competitors expend a considerable amount on their research and development programs, and those that do not may be acquired by larger companies that would allocate greater resources to our competitors’ research and development programs. Our failure to maintain adequate research and development resources or to compete effectively with the research and development programs of our competitors could materially adversely affect our business.

Seasonality may cause fluctuations in our revenue, sales, billings, cash flow, operating expenses and operating results.

We generally experience seasonality in our sales and billings due to the seasonality of the underlying budgets of our clients. Our clients have historically made more purchasing decisions in the fourth quarter of the calendar year, and in the past we invoiced these customers on December 31 for new contracts or contract renewals that would begin on January 1. Accordingly, our fourth quarter has historically been our strongest quarter for new sales and renewals and the associated billings, and our first quarter has historically been the largest collections and operating cash flow quarter. The ongoing global COVID-19 pandemic, including the spread of the Delta or other variants, may disrupt the business activities of our customers and negatively affect their purchasing decisions during the Fourth Quarter 2021. See the discussion under the headings “Risk Factors—Risks Related to Cvent’s Business and to New Cvent’s Business Following the Business Combination—The effects of the global COVID-19 pandemic have materially affected how we and our customers are operating our businesses, and the duration and extent to which this will impact our future results of operations and overall financial performance remains uncertain” and “Risk Factors—Risks Related to Cvent’s Business and to New Cvent’s Business Following the Business Combination—Our business is susceptible to declines or disruptions in the demand for meetings and events, including those due to economic downturns, natural disasters, geopolitical upheaval and global pandemics.” Additionally, we experience seasonality in our overall revenue and expenses due to the timing of our client conference, Cvent CONNECT, which is our annual marketing event that brings together planners, hoteliers and venues to connect, learn and engage about the changing meetings and events industry ecosystem. The timing of Cvent CONNECT affects both our marketing costs and the revenue that we earn from registrations, certifications and sponsorships. We expect that in the future, as we continue to grow Cvent CONNECT, our marketing expenses and revenue associated with the marketing event will increase in absolute dollars. As a result, we would expect that our expenses to be lower and our total revenue to be higher in the quarter in which the event is hosted, which will likely result in low or negative sequential revenue growth in the quarter following the event.

If we fail to offer high-quality customer support, our business and reputation would suffer.

Our customers rely on our customer support services. High-quality education and customer support is important for the successful marketing and sale of our solutions and for the renewal of our agreements with existing customers. The importance of high-quality customer support will increase as we expand our business and pursue new customers. If we do not help our customers quickly resolve issues and provide effective ongoing support, our ability to sell new services to existing and new customers would suffer and our reputation with existing or potential customers would be harmed.

Our business could be adversely affected if our users are not satisfied with the deployment, training and support services provided by us and our partners.

Our business depends on our ability to satisfy our customers and end users, both with respect to our application offerings and the professional services that are performed to help them use features and functions that address their business needs. High customer satisfaction requires that our customers undergo a successful implementation and be properly trained on our applications to effectively implement and increase their level of adoption of such applications. Incorrect or improper implementation or use of our applications could result in customer and user dissatisfaction and harm our business and operating results.

Professional services may be performed by our own staff, by a third party, or by a combination of the two. Our strategy is to work with third parties to increase the breadth of capability and depth of capacity for delivery of these services to our customers, and third parties provide a majority of deployment services for our customers. The work performed by us or these third parties that we rely on, including any work related to the onsite components of deployment services requested by a customer, might be adversely impacted directly or indirectly by the global COVID-19 pandemic, including as a result of restrictions in accessing customer sites. Additionally, if our customers’ personnel are unable to participate in deployment activities as a direct or indirect result of the global COVID-19 pandemic, this could result in delays in customer go-live dates for our applications. If customers are not satisfied with the quality and timing of work performed by us or a third party or with the type of professional services or applications delivered, or if we or a third party have not fully delivered on certain commitments made to our customers, then we could incur additional costs to address the situation, the revenue recognition of the contract could be impacted, and the dissatisfaction with our services could damage our ability to expand the applications subscribed to by our customers. We must also align our product development and professional services operations in order to ensure that customers’ evolving needs are met. Negative publicity related to our customer relationships, regardless of its accuracy, may further damage our business by affecting our ability to compete for new business with current and prospective customers both domestic and abroad.

Additionally, in order to maximize the value of our applications, we must continue to educate and train our customers and end users to develop the skills necessary to harness the power of our applications. If we are not able to effectively educate and train our users, they may choose not to renew their subscriptions, market perceptions of our company and our applications may be impaired, and our reputation and brand may suffer. Customers and other users also depend on our support organization to activate accounts and resolve technical issues relating to our applications. Some customers may depend on our support organization to provide services, for example, building registration websites, creating web graphics or other services. We may be unable to respond quickly enough to accommodate short-term increases in demand for support services. We may also be unable to modify the format of our support services to compete with changes in support services provided by our competitors. Increased demand for these services, without corresponding revenue, could increase costs and adversely affect our operating results. Failure to maintain high-quality technical support and training, or a market perception that we do not maintain high-quality support or training, could adversely affect our reputation, our ability to offer and sell our applications, our renewal rates, and our business and operating results.

The loss of one or more of our large enterprise customers could negatively affect our ability to market our platform.

We rely on our reputation and recommendations from our large enterprise customers in order to promote subscriptions to our platform. The loss of several large enterprise customers could have a significant impact on our revenue, reputation and our ability to obtain new customers. We may lose customers for a variety of reasons, including the decision of a business customer to commence bankruptcy proceedings, restructure itself, dissolve or otherwise cease operations. We believe the risk of such events has increased with the recent global COVID-19 pandemic and further increase as the pandemic continues. In addition, acquisitions of our customers by unrelated third parties could lead to cancellation of our contracts with those customers or by the acquiring companies, thereby reducing the number of our existing and potential customers.

Contractual disputes with our customers could be costly, time-consuming and harm our reputation.

Our business is contract intensive and we are party to contracts with our 23,000 customers as of June 30, 2021 all over the world. Our contracts can contain a variety of terms, including service levels, security obligations, indemnification, renewal, termination and regulatory requirements. Contract terms may not always be standardized across our customers and can be subject to differing interpretations, which could result in disputes with our customers from time to time. If our customers notify us of a contract breach or otherwise dispute our contract, the resolution of such disputes in a manner adverse to our interests could negatively affect our operating results.

We derive a substantial portion of our revenue with hoteliers and venues from advertising and any significant reduction in spending by advertisers on our platforms could harm our business.

Our ability to grow advertising revenue with our existing or new partners is dependent in large part on our ability to provide value to them relative to other alternatives. Our ability to provide value to our partners depends on a number of factors, including, but not limited to, the following:

•	Our ability to increase or maintain user engagement;

•	Our ability to drive planners to our sourcing networks;

•	Our ability to increase or maintain the quantity and quality of ads shown to consumers;

•	The effectiveness of our advertising and the extent to which it generates sales leads, customers, bookings or financial results on a cost-effective basis;

•	The competitiveness of our products, traffic quality, perception of our platform, and availability and accuracy of analytics and measurement solutions to demonstrate our value; and

•	Adverse government actions or legal developments relating to advertising, including limitations on our ability to deliver targeted advertising.

Any of these or other factors could result in a reduction in demand for our ads, which may reduce the prices we receive for our ads, or cause event organizers to stop advertising with us altogether, any of which would negatively affect our revenue and financial results. Additionally, COVID-19 may do irreparable damage to some of our partners, which may have an impact on advertising long after the pandemic subsides and travel resumes.

Growth of our business will depend on a strong brand, and any failure to maintain, protect, defend and enhance our brand would hurt our ability to retain or expand our base of users, or our ability to maintain or increase their level of engagement with us.

We believe that a strong brand is necessary to continue to attract and retain event organizers and, in turn, the hotels and venues that choose to advertise on the Hospitality Cloud. We need to maintain, protect, defend and enhance our brand to expand our base of customers and users and increase their engagement with our solutions. This will depend largely on our ability to continue to provide high-value, quality, reliable, differentiated solutions and our ability to maintain our customers’ trust, which we may not be able to do effectively. We also believe that our reputation and brands may be harmed if we fail to maintain a consistently high level of customer service.

Our efforts to further promote our brand may require us to make substantial investments and may not be successful. Furthermore, negative publicity about our company, including our products, services content, technology, sales practices, personnel or customer service, could diminish confidence in, and the use of, our solutions, any of which could harm our operating results. If we are unable to maintain or enhance customer awareness of our brand cost-effectively, our business, operating results and financial condition could be harmed.

We may experience delays in product and service development, including delays beyond our control, which could prevent us from achieving our growth objectives and hurt our business.

Many of the problems, delays and expenses we may encounter may be beyond our control. Such problems may include, but are not limited to, problems related to the technical development of our products and services, problems with the infrastructure for the distribution and delivery of online media, the competitive environment in which we operate, marketing problems, consumer acceptance and costs and expenses that may exceed current estimates. Problems, delays or expenses in any of these areas could have a negative impact on our business, financial conditions or results of operations.

Delays in the timely design, development, deployment and commercial operation of our product and service offerings, and consequently the achievement of our revenue targets and positive cash flow, could result from a variety of causes, including many causes that are beyond our control. Such delays include, but are not limited to, delays in the integration of new offers into our existing offering, changes to our products and services made to correct or enhance their features, performance or marketability or in response to regulatory developments or otherwise, delays encountered in the development, integration or testing of our products and services and the infrastructure for the distribution and delivery of online media and other systems, unsuccessful commercial launches of new products and services, delays in our ability to obtain financing, insufficient or ineffective marketing efforts and slower-than-anticipated consumer acceptance of our products. Delays in any of these matters could hinder or prevent our achievement of our growth objectives and hurt our business.

Our onsite solutions present different risks than our cloud solutions.

We intend to expand our sales of onsite event solutions. These solutions include onsite registration and session check-in functionality, badge printing, lead capture, payment processing, mobile app integration and attendee engagement and exhibitor analytics. Onsite event solutions clients can choose from three different product offerings: (1) cloud-based software only, (2) cloud-based software and equipment rental and (3) cloud-based software, equipment rental and the use of our professional services staff. The latter two offerings present different risks than our cloud solutions. For example, as we grow our onsite solutions business, we will increase our exposure to personal injury or property damage claims arising from our actions or inactions at events staffed by our personnel or by contractors we hire. In addition, if we fail to hire or train enough talented project managers and other personnel to staff client events, or if our personnel, equipment or software fail to perform to our clients’ expectations, clients could be disappointed by our performance, we could lose future sales, and our reputation could be damaged. Our onsite solutions business requires a different cost structure than our cloud solutions; if our expectations or assumptions about this business prove inaccurate, or if we fail to execute on our business plan, we could fail to achieve our expected revenue and income from this line of business. Our solutions involving onsite staff and equipment could also subject us to sales tax or other taxes in an increasing number of jurisdictions, both domestically and internationally. If any of these risks materialize, our business, operating results and financial condition could be harmed.

If we do not or cannot maintain the compatibility of our solutions with third-party applications that our customers use in their businesses, demand for our solutions could decline.

The functionality of our cloud-based platform depends, in part, on our ability to integrate it with third-party applications and data management systems that our customers use and from which they obtain data. In addition, we rely on access to third-party application programming interfaces, or APIs, to provide our social media channel offerings through social media platforms. Third-party providers of these applications, data management systems and APIs may terminate their relationships with us, change the features of their applications and platforms, restrict our access to their applications and platforms or alter the terms governing use of their applications, data management systems and APIs and access to those applications and platforms in an adverse manner. Such changes could functionally limit or terminate our ability to use these third-party applications and platforms with our cloud-based platform, which could negatively impact our offerings and harm our business. Further, if we fail to integrate our platform with new third-party applications and platforms that our customers use, or to adapt to the data transfer requirements of such third-party applications and platforms, we may not be able to offer the functionality that our customers need, which would negatively impact our offerings and, as a result, could negatively affect our business, results of operations and financial condition.

Incorrect or difficulty with implementation of our software could result in customer dissatisfaction and negatively affect our business, financial condition, results of operations and growth prospects.

Our customers require training and experience in the proper use of, and the benefits that can be derived from, our offerings in order to maximize their potential. If users of our offerings do not implement, use, or update them correctly or as intended, actual or perceived inadequate performance or security incidents may result. Because our customers rely on our software to manage a wide range of operations, the incorrect implementation or use of, or our customers’ failure to update, our software, or our failure to train customers on how to use our software productively, may result in customer dissatisfaction and negative publicity, which may adversely affect our reputation and brand. Our failure to effectively provide training and implementation services to our customers could result in lost opportunities for follow-on sales to these customers and decrease subscriptions by new customers, which would adversely affect our business, financial condition, results of operations and growth prospects.

We rely on data provided by third parties, the loss of which could limit the functionality of our platform and disrupt our business.

Select functionality of our platform depends on our ability to deliver data, including hotel layout information and capabilities. Some of this data is provided to us pursuant to third-party data sharing policies and terms of use, under data sharing agreements by third-party providers or by customer consent. In the future, any of these third parties could change its data sharing policies, including making them more restrictive, or alter its algorithms that determine the placement, display, and accessibility of search results and social media updates, any of which could result in the loss of, or significant impairment to, our ability to collect and provide useful data to our customers. These third parties could also interpret our or our third-party service providers’ data collection policies or practices as being inconsistent with their policies, which could result in the loss of our ability to collect this data for our customers. Any such changes could impair our ability to deliver data to our customers and could adversely impact select functionality of our platform, impairing the return on investment that our customers derive from using our solution, as well as adversely affecting our business and our ability to generate revenue.

Privacy concerns and end users’ acceptance of Internet behavior tracking may limit the applicability, use and adoption of our platform.

Privacy concerns may cause end users to resist providing the personal data necessary to allow our customers to use our platform effectively. We have implemented various features intended to enable our customers to better protect end user privacy, but these measures may not be sufficient and may not alleviate all potential privacy concerns and threats. Even the perception of privacy concerns, whether or not valid, may inhibit market adoption of our platform, especially in certain industries that rely on sensitive personal information. Privacy advocacy groups and the technology and other industries are considering various new, additional or different self- regulatory standards that may place additional burdens on us. The costs of compliance with, and other burdens imposed by these groups’ policies and actions may limit the use and adoption of our platform and reduce overall demand for it, or lead to significant fines, penalties or liabilities for any noncompliance or loss of any such action, dispute or litigation.

If Internet search engines’ methodologies are modified, our search engine optimization efforts are deficient or our search result page rankings decline for other reasons, participant engagement in our websites and online communities could decline.

We depend in part on various Internet search engines to direct a significant amount of traffic to our websites. Our ability to maintain the number of potential participants directed to our websites is not entirely within our control. Our competitors’ search engine optimization, or SEO, efforts may result in their websites receiving a higher search result page ranking than ours, or Internet search engines could revise their methodologies in an attempt to improve search results, which could adversely affect placement of our search result page rankings. If search engine companies revise their search algorithms in ways that are detrimental to new participant growth on our websites or in ways that make it more difficult for organizers or participants to use our websites, or if competitors’ SEO efforts are more successful than ours, the overall growth in the numbers of organizers and participants using our websites could slow, participant engagement could decrease and we could lose existing participants and become less attractive to existing and prospective organizer customers. Our websites have experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future. Any reduction in the number of participants directed to our website would harm our business and operating results.

We rely on third-party data center hosting facilities to deliver our platform to our customers, and any disruption in service from such third-party data center hosting facilities or material change to our arrangement with such providers could adversely affect our business.

We rely upon third-party data center hosting facilities to operate certain aspects of our platform, and any disruption of or interference with our use of such third-party data hosting facilities could impair our ability to deliver our platform to our customers, resulting in customer dissatisfaction, damage to our reputation, loss of customers and harm to our business. We have architected our software and computer systems to use data processing, storage capabilities and other services provided by third-party data center hosting facilities. Currently, most of our cloud-service infrastructure is run on a single third-party data center hosting facilities provider. Given this, we cannot easily switch our operations to another cloud provider, so any disruption of or interference with our use of such third-party data center hosting facilities would adversely affect our operations and potentially our business.

Our third-party data center hosting facilities provider provides us with computing and storage capacity pursuant to an agreement that continues until July 31, 2022. The provider may terminate the agreement for cause with 30 days’ prior written notice if there is any material default or breach of the agreement by us that we do not cure within the 30-day period. Additionally, the provider has the right to terminate the agreement upon 90 days’ advance prior written notice and a 90-day cure period in certain scenarios, such as if the provider believes that our or any end users’ use of its services poses a security risk or threat to the function of its service offerings or a security or liability risk to such provider. The provider may also terminate the agreement upon 30 days’ prior written notice in order to comply with applicable law or requirements of governmental entities. The agreement requires the provider to provide us with their standard computing and storage capacity and related support in exchange for timely payment by us. If any of our arrangements with this provider were terminated, we could experience interruptions in our software as well as delays and additional expenses in arranging new facilities and services.

We utilize third-party data center hosting facilities, located in various facilities around the world. Our operations depend, in part, on the provider’s abilities to protect these facilities against damage or interruption due to a variety of factors, including infrastructure changes, human or software errors, natural disasters, power or telecommunications failures, criminal acts, capacity constraints and similar events, many of which are beyond our control, and any of which could disrupt our services, prevent customers from accessing our products, destroy customer data, including personal data, or prevent us from being able to continuously back up and record data. Despite precautions taken at these data centers, the occurrence of spikes in usage volume, a natural disaster, an act of terrorism, vandalism or sabotage, a decision to close a facility without adequate notice or other unanticipated problems at a facility could result in lengthy interruptions in the availability of our platform. Even with current and planned disaster recovery arrangements, our business could be harmed, as any disruption of or interference with our use of third-party data center hosting facilities could impair our ability to deliver our solutions to our customers, resulting in legal liability, customer dissatisfaction, damage to our reputation, loss of customers and harm to our business. Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. These factors in turn could further reduce our revenue, subject us to significant liability and cause us to issue credits or cause customers to fail to renew their subscriptions, any of which could harm our business.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, teamwork, passion and focus on execution that we believe contribute to our success, and our business may be harmed.

We believe that a critical component to our success has been our corporate culture. We have invested substantial time and resources in building our team. While we were a public company previously, as we grow and develop the infrastructure of a public company after not being a public company for several years, we may find it difficult to maintain these important aspects of our corporate culture. Any failure to preserve our culture could negatively affect our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives.

Economic and market conditions, particularly those affecting our customers, have harmed and may continue to harm our business.

In addition to the global COVID-19 pandemic, other unfavorable changes in economic conditions, including recession, inflation, lack of access to capital, lack of consumer confidence or other changes have resulted and may continue to result in lower spending among our customers and target customers.

Further, we sell our products throughout the United States, as well as in several international countries to commercial, non-profit and government customers. Our business may be adversely affected by factors in the United States and other countries such as disruptions in financial markets, reductions in government spending, or downturns in economic activity in specific countries or regions, or in the various industries in which we operate; social, political or labor conditions in specific countries or regions; or adverse changes in the availability and cost of capital, interest rates, tax rates, or regulations. These factors are beyond our control but may result in further decreases in spending among customers and softening demand for our products.

Further, challenging economic conditions also may impair the ability of our customers to pay for products and services they have purchased. As a result, our cash flow may be negatively impacted and our allowance for doubtful accounts and write-offs of accounts receivable may increase.

Legal and Regulatory Risks

We are subject to stringent U.S. and foreign data privacy and protection laws, rules, regulations, policies, industry standards and contractual obligations, and our failure to comply could subject us to fines and damages and would harm our reputation and business.

We are subject to a variety of data privacy and protection laws, rules, regulations, policies and industry standards adopted by federal, state, local and foreign legislatures and governmental agencies, as well as contractual privacy obligations. Data privacy and protection is highly regulated, and may become the subject of additional regulation in the future. Privacy laws restrict our collection, storage, use, processing, disclosure, transfer and protection of non-public personal information, including but not limited to credit card data, social security numbers, and passport numbers, provided to us by our event organizers and registrants. We strive to comply with all applicable laws, rules, regulations, policies, industry standards and other legal and contractual obligations relating to privacy and data protection. However, it is possible that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Any failure, or perceived failure, by us to comply with federal, state, local or international laws, including laws, rules and regulations regulating privacy, payment card information, personal health information, data or consumer protection, could result in proceedings, litigation or actions against us by governmental entities or others, significant fines and penalties for noncompliance, regulatory inquiries or investigations, increases in compliance costs and reputational damage, any of which could have a material and adverse effect on our business, financial condition, operating results, cash flows and prospects.

The regulatory framework for privacy and data protection issues worldwide is evolving, and various government and consumer agencies and public advocacy groups have called for new regulation and changes in industry practices, including some directed at providers of mobile and online resources in particular. Our obligations with respect to privacy and data protection may become broader or more stringent. New laws, amendments to or reinterpretations of existing laws, regulations, standards and other obligations may require us to incur additional costs and restrict our business operations, and may require us to change how we use, collect, store, transfer or otherwise process certain types of personal data and to implement new processes to comply with those laws and our customers’ exercise of their rights thereunder. If we are required to change our business activities or revise or eliminate services, or to implement costly compliance measures, our business and results of operations could be harmed.

Internationally, many jurisdictions have established their own data security and privacy legal frameworks with which we may need to comply, and compliance with regulations that differ from country to country may impose substantial burdens on our business. For example, in 2016, the E.U. adopted a new regulation governing data privacy called the GDPR, which became effective in May 2018. The GDPR established numerous new requirements applicable to the handling of personal data, including more robust obligations on data processors and heavier documentation requirements for data protection compliance programs. The GDPR requires data controllers to implement more stringent operational requirements for processors and controllers of personal data, including, for example, transparent and expanded disclosure to data subjects (in a concise, intelligible and easily accessible form) about how their personal information is to be used, imposes limitations on retention of information, introduces mandatory data breach notification requirements, and sets higher standards for data controllers to demonstrate that they have obtained valid consent for certain data processing activities. The GDPR also imposes strict rules on the transfer of personal data to countries outside the European Economic Area, or the EEA, including the United States.

The GDPR imposes penalties for non-compliance of the greater of €20 million or 4% of worldwide revenue. The GDPR also provides that E.U. member states may introduce further conditions, including limitations, and make their own laws and regulations further limiting the processing of ‘special categories of personal data,’ including personal data related to health, biometric data used for unique identification purposes and genetic information, which could limit our ability to collect, use and share E.U. data, and could cause our compliance costs to increase, ultimately having an adverse impact on our business, and harm our business and financial condition. Customers, particularly in the E.U., are seeking assurances from their suppliers, including us, that their processing of personal data of E.U. nationals is in accordance with GDPR. If we are unable to provide adequate assurances to such customers, demand for our applications could be adversely affected. In addition, we must continue to seek assurances from our subprocessors that they are handling personal data in accordance with GDPR requirements in order to meet our own obligations under GDPR.

In addition to GDPR, the European Commission has another draft regulation in the approval process that focuses on a person’s right to conduct a private life. The proposed legislation, known as the Regulation on Privacy and Electronic Communications, or the ePrivacy Regulation, would replace the current ePrivacy Directive. While the text of the ePrivacy Regulation is still under development, a recent European court decision and regulators’ recent guidance are driving increased attention to cookies and tracking technologies. If regulators start to enforce the strict approach in recent guidance, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies may lead to broader restrictions on our marketing and personalization activities and may negatively impact our efforts to understand users.

Further, the United Kingdom, or the U.K., vote in favor of exiting the E.U., often referred to as Brexit, and ongoing developments in the U.K. have created uncertainty with regard to data protection regulation in the U.K. As of January 1, 2021, following the expiry of transitional arrangements agreed to between the U.K. and the E.U., data processing in the U.K. is governed by both the GDPR and the Data Protection Act, effective in May 2018 and statutorily amended in 2019, that substantially implements GDPR and contains provisions, including U.K.-specific derogations, for how the GDPR is applied in the U.K. The Data Protection Act also imposes fines of up to the greater of £17 million or 4% of global turnover, in addition to the fines under the GDPR, subjecting us to two parallel regimes, each of which authorizes similar fines and other potentially divergent enforcement actions for certain violations. The U.K. and the E.U. reached a Trade Cooperation Agreement in December 2020 that provides that the U.K. will be treated like an E.U member state in relation to transfers of personal data to the U.K. for a period of up to six months. Beyond that, transfers of data from the EEA to the U.K. will require use of a transfer mechanism, such as standard contractual clauses, or SCCs, absent an E.U. determination that U.K. data protection law is “adequate” under E.U. standards. Furthermore, following the expiration of this specified period, there will be increasing scope for divergence in application, interpretation and enforcement of the data protection law as between the U.K. and EEA. Other countries have also passed or are considering passing laws requiring local data residency or restricting the international transfer of data.

In the United States, numerous states have enacted or are in the process of enacting state level data privacy laws and regulations governing the collection, use and other processing of personal information. For example, the California Consumer Privacy Act (the “CCPA”), which took effect on January 1, 2020, established a new privacy framework for covered businesses such as ours, and may require us to modify our data processing practices and policies and incur compliance related costs and expenses. The CCPA provides new and enhanced data privacy rights to California residents, such as affording California residents the right to access and delete their information and to opt out of certain sharing and sales of personal information. The law also prohibits covered businesses from discriminating against California residents (for example, by charging more for services) for exercising any of their rights under the CCPA. The CCPA imposes severe civil penalties and statutory damages, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation. However, it remains unclear how various provisions of the CCPA will be interpreted and enforced. Furthermore, the California Privacy Rights Act, or the CPRA, which expands upon the CCPA, was passed in the California election in November 2020 and becomes effective in most material respects on January 1, 2023, with a “lookback” period to January 1, 2022. The CPRA imposes additional obligations on companies covered by the legislation and will significantly modify the CCPA, including by expanding the CCPA to include additional data privacy compliance requirements that may impact our business. The CPRA also establishes a regulatory agency dedicated to enforcing the CCPA and the CPRA. As with the GDPR, customers and other users may seek similar assurances from suppliers regarding compliance with such laws. The effects of the CPRA, the CCPA, other similar state or federal laws and other future changes in laws or regulations relating to privacy, data protection and information security, particularly any new or modified laws or regulations that require enhanced protection of certain types of data or new obligations with regard to data retention, transfer or disclosure, are significant and may require us to modify our data processing practices and policies and could greatly increase the cost of providing our offerings, require significant changes to our operations or even prevent us from providing certain offerings in certain jurisdictions in which we currently operate and in which we may operate in the future, and require us to incur potential liability in an effort to comply with such legislation.

The CCPA and the CPRA may lead other states to pass comparable legislation, with potentially greater penalties and more rigorous compliance requirements relevant to our business, and we cannot yet determine the impact that the CCPA, CPRA or other such future laws, regulations and standards may have on our business. For example, all 50 states and the District of Columbia have adopted data breach notification laws that impose, in varying degrees, an obligation to notify affected persons and state regulators, as applicable, in the event of a data breach or compromise, and we have in the past been, and may in the future be, required to make such notifications. There are also a number of other legislative proposals worldwide, including in the United States at both the federal and state level, that could impose additional and potentially conflicting obligations in areas affecting our business. For example, many state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security, data breaches and the protection of sensitive and personal information. On March 2, 2021, Virginia enacted the Virginia Consumer Data Protection Act, or the CDPA, a comprehensive privacy statute that shares similarities with the CCPA, CPRA, and legislation proposed in other states. The CDPA will require us to incur additional costs and expenses in an effort to comply with it before it becomes effective on January 1, 2023. The laws are not consistent, as certain state laws may be more stringent, broader in scope or offer greater individual rights with respect to sensitive and personal information than federal, international or other state laws, which may complicate compliance efforts.

The other bases on which we and our customers rely for the transfer of data, such as model contracts, continue to be subjected to regulatory and judicial scrutiny. In 2016, the E.U. and United States agreed to a transfer framework for data transferred from the EEA to the United States, called the Privacy Shield, but in July 2020, the Court of Justice of the E.U. invalidated the Privacy Shield framework. While the same court upheld the use of SCCs, which we offer to our customers to enable data transfers, the decision has led to some uncertainty regarding the use of SCCs as the mechanism for data transfers to the United States and the court made clear that reliance on SCCs alone may not necessarily be sufficient in all circumstances. Use of SCCs must now be assessed on a case-by-case basis, taking into account the legal regime applicable in the destination country. In November 2020, the European Data Protection Board issued draft recommendations, which may impose higher burdens on the use of SCCs for cross-border data transfers, including transfers to cloud-service providers, and create challenging technical issues. To comply with these recommendations, we may need to implement additional contractual and technical safeguards for any personal data transferred out of the EEA, which could increase our compliance costs, expose us to further regulatory scrutiny and liability, and adversely affect our business. At the same time in November 2020, the European Commission released a draft of revised SCCs. If adopted, these could make aspects of contracting around cross-border transfers easier, particularly in relation to use of subprocessors. Ultimately, if we or our customers are unable to transfer data between and among countries and regions in which we operate, it could decrease demand for our applications, require us to restrict our business operations, and impair our ability to maintain and grow our customer base and increase our revenue.

We are also subject to the privacy and data protection-related obligations in our contracts with our customers and other third parties, including voluntary third-party trade associations and industry self-regulatory groups that promulgate best practices or codes of conduct. We could be adversely affected by changes to these contracts, guidelines or codes in ways that are inconsistent with our practices or in conflict with the laws and regulations of the United States, foreign or international regulatory authorities. We may also be contractually liable to indemnify and hold harmless our customers from the costs or consequences of inadvertent or unauthorized disclosure of data, including personal information, that we store or handle as part of providing our services. Finally, we are also subject to contractual obligations and other legal restrictions with respect to our collection and use of data, and we may be liable to third parties in the event we are deemed to have wrongfully used or gathered data.

Any failure by us or a third-party contractor providing services to us to comply with applicable privacy and data protection laws, rules, regulations, self-regulatory requirements or industry guidelines, our contractual privacy obligations or our own privacy policies, may result in significant fines, statutory or contractual damages, litigation or governmental enforcement actions, investigations or inquiries. These proceedings or violations could force us to spend significant amounts in defense or settlement of these proceedings, result in the imposition of monetary liability, distract our management, increase our costs of doing business and adversely affect our reputation and the demand for our solutions.

Federal, state and foreign laws impose certain obligations on the senders of commercial emails, which could minimize the effectiveness of our event marketing and management email solutions, limit our ability to market to prospective customers and impose financial penalties for noncompliance.

The U.S.’s CAN-SPAM Act (formally known as the Controlling the Assault of Non-Solicited Pornography And Marketing Act of 2003) (the “CAN-SPAM Act”) establishes certain requirements for commercial email messages and specifies penalties for the transmission of commercial email messages that are intended to deceive the recipient as to source or content. The CAN-SPAM Act, among other things, obligates the sender of commercial emails to provide recipients with the ability to opt out of receiving future emails from the sender. In addition, some states and foreign jurisdictions, including Canada, Germany and Australia, have passed laws regulating commercial email practices, some of which are significantly more punitive and difficult to comply with than the CAN-SPAM Act. The ability of recipients of emails from our customers using our event marketing and management solutions to opt out of receiving commercial emails may minimize the effectiveness of our solutions for our customers. Also, the ability of event organizers to opt out of receiving future emails from us may minimize our ability to expand our event organizer network. The CAN-SPAM Act and other communications laws, rules and regulations are subject to varying interpretations by courts and governmental authorities and often require subjective interpretation, making it difficult to predict their application and therefore making compliance efforts more challenging. In addition, noncompliance with the CAN-SPAM Act or similar international regulations carries significant litigation, regulatory investigation and related risks. If we were found to be in violation of the CAN-SPAM Act or similar state, foreign or international laws regulating the distribution of commercial email, whether as a result of violations by our customers or if we were deemed to be directly subject to and in violation of these requirements, we could incur substantial fines and penalties, and significant litigation and investigation-related expenses, and any inquiries might impact the deliverability of our commercial email regardless of outcome. This would adversely affect our operating results and financial condition and significantly harm our business, and our reputation would suffer. We also may be required to change one or more aspects of the way we operate our business, which could impair our ability to attract and retain customers or could increase our operating costs.

There can be no assurance that any limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim. We also cannot provide assurances that our existing general liability insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceeds available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition and results of operations.

We are subject to the rules and regulations adopted by the payment card networks, such as Visa, MasterCard and American Express, and if we fail to adhere to their rules and regulations, we would be in breach of our contractual obligations to payment processors and merchant banks, which could subject us to damages and liability and could eventually prevent us from processing or accepting credit card payments.

The payment card networks, such as Visa, MasterCard and American Express, have adopted rules and regulations that apply to all merchants who process and accept credit cards for payment of goods and services. We are obligated to comply with these rules and regulations as part of the contracts we enter into with payment processors and merchant banks. The rules and regulations adopted by the payment card networks include the Payment Card Industry Data Security Standards, or the PCI DSS. Under the PCI DSS, we are required to adopt and implement internal controls over the use, storage and security of payment card data to help prevent fraud. If we fail to comply with the rules and regulations adopted by the payment card networks, including the PCI DSS, we could be in breach of our contractual obligations to payment processors and merchant banks. Such failure to comply may subject us to fines, penalties, damages and civil liability, and could eventually prevent us from processing or accepting debit and credit cards or could lead to a loss of payment processor partners. Further, there is no guarantee that even if we comply with the rules and regulations adopted by the payment card networks, we will be able to maintain our compliance. For example, we have acquired businesses in the past that were not immediately compliant with PCI DSS at the time of our acquisition. Until or unless those businesses are fully integrated with our own systems, sunsetted, or divested, we may be unable to comply with PCI DSS standards for those acquired businesses without substantial additional costs. We also cannot guarantee that such compliance will prevent illegal or improper use of our payments systems or the theft, loss or misuse of the debit or credit card data of customers or participants or regulatory or criminal investigations. Our removal from networks’ lists of PCI DSS compliant service providers could mean that existing merchants, customers, sales partners or other third parties may cease using or referring our services. Also, prospective merchants, customers, sales partners or other third parties may choose to terminate negotiations with us, or delay or choose not to consider us for their processing needs. In addition, the card networks could refuse to allow us to process through their networks. Any such event would harm our reputation and may result in a loss of service for our customers, which would adversely affect our business, operating results and financial condition.

In addition, our payment-processing solution for customers to collect event fees is subject to risks that may harm our business. Cvent Payment Services, or CPS, our internal payment processing platform, uses a combination of multiple external vendors to provide a single, seamless payments option for creators and attendees. As a complex, multi-vendor system with proprietary technology added, CPS relies on banks and third- party payment processors to process transactions and access various payment card networks to allow customers to manage payments in an easy and efficient manner. If CPS does not perform adequately, determine certain types of transactions as prohibitive for any reason or fail to identify fraud, customers may find our platform more difficult to use and the ability of customers using our platform to collect event fees could be adversely affected.

Our intellectual property rights are valuable, and any failure to adequately obtain, maintain, protect, defend or enforce our intellectual property rights in the United States or abroad could harm our business and operating results.

Our business depends on proprietary technology and content, including software, databases, confidential information, know-how and other intellectual property, the protection of which is crucial to the success of our business. We rely on, and expect to continue to rely on, a combination of trademark, patent, domain name, trade secret, and copyright law in the United States and internationally, as well as technological measures and contractual restrictions, to establish and protect our intellectual property, proprietary technology, content and brand and maintain our competitive position. We have sought and continue to seek patent protection for certain of our technologies and, as of June 30, 2021, we own four issued U.S. patents, two issued non-U.S. patent, seven pending U.S. patent applications and six pending non-U.S. patent applications. There can be no assurance that a patent will ultimately be issued from any of our pending patent applications. We have also registered key domain names, trademarks and service marks in the United States and in certain locations outside the United States. The process of seeking patent protection can be long and expensive, and we cannot be certain that any currently pending or future applications will actually result in issued patents, or that, even if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. There is also a risk that we do not establish an unbroken chain of title from the inventors of a patented invention to us. An inventorship or ownership dispute could arise that may permit one or more third parties to practice or enforce our intellectual property rights, including possible efforts to enforce rights against us. Additionally, errors in inventorship or ownership can sometimes also impact priority claims, and if we were to lose our ability to claim priority for certain patent filings, intervening art or other events may preclude us from receiving issued patents. We also have pursued and will continue to pursue the registration of our domain names, trademarks and service marks in the United States and in certain locations outside the United States. However, despite our efforts to protect our intellectual property rights, various factors outside our control pose a threat to our intellectual property rights.

Effective trademark, trade secret, patent, copyright and domain name protection is time-consuming, expensive and difficult to develop and maintain, and the costs of applying, registering, defending and enforcing our rights may be significant. We may not be able to obtain protection for our technology and, even if we are successful in obtaining such protection, the intellectual property rights we obtain may not be sufficient to provide us with a competitive advantage, and may be successfully challenged, invalidated, narrowed in scope, determined unenforceable, circumvented, infringed, misappropriated or otherwise violated. For example, in the past, competitors and other third parties in both the United States and foreign jurisdictions have infringed or misappropriated our trademarks, copyrights and other intellectual property, and we have incurred varying levels of costs to respond to such infringement or misappropriation. We are currently involved in an offensive copyright infringement lawsuit, and other infringement, misappropriation or other violation of our intellectual property rights may occur again in the future. Over time, we may increase our investment in protecting our intellectual property through additional trademark, patent and other intellectual property filings that could be expensive and time-consuming. Some aspects of our business and services also rely on technologies, software and content developed by or licensed from third parties, and we may not be able to maintain our relationships with such third parties or enter into similar relationships in the future on reasonable terms or at all.

There can be no assurance our intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar to ours and competing with our business or that unauthorized parties will not attempt to copy aspects of our technology and use information that we consider proprietary. For example, it is possible that third parties, including our competitors, may obtain patents relating to technologies that overlap or compete with our technology. If third parties obtain patent protection with respect to such technologies, they may assert, and have in the past asserted, that our technology infringes their patents and seek to charge us a licensing fee or otherwise preclude the use of our technology.

We may also be required to protect our intellectual property, proprietary technology and content in an increasing number of jurisdictions, a process that is potentially expensive and may not be successful, or which we may not pursue in every jurisdiction. In addition, effective intellectual property protection may not be available to us in every country, and the laws of some foreign countries may not be as protective of intellectual property rights as those in the United States. Additional uncertainty may result from changes to intellectual property legislation enacted in the United States and elsewhere, and from interpretations of intellectual property laws by applicable courts and agencies, which may compromise our ability to enforce our trade secrets and intellectual property rights. Any of our intellectual property rights may be challenged or circumvented by others or invalidated or held unenforceable through administrative process or litigation in the United States or in foreign jurisdictions. Accordingly, despite our efforts, we may be unable to obtain and maintain the intellectual property rights necessary to provide us with a competitive advantage.

We attempt to further protect our intellectual property, proprietary technology and content by requiring our employees, contractors, consultants, corporate collaborators, advisors and other third parties who develop intellectual property on our behalf to enter into confidentiality and invention assignment agreements, and third parties with whom we share information to enter into nondisclosure agreements. We cannot guarantee that we have entered into such agreements with each party who has developed intellectual property on our behalf and each party that has or may have had access to our confidential information, know-how and trade secrets. These agreements may not effectively prevent unauthorized use or disclosure of our confidential information, trade secrets, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology. Moreover, these agreements may not provide an adequate remedy for breaches or in the event of unauthorized use or disclosure of our confidential information or technology, or infringement of our intellectual property. We have in the past and may in the future initiate litigation regarding trade secret misappropriation, but enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, trade secrets and know-how can be difficult to protect, and some courts inside and outside the U.S. are unwilling to protect trade secrets and know-how. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us, and our competitive position would be materially and adversely harmed. The loss of trade secret protection could make it easier for third parties to compete with our products and services by copying functionality. Additionally, individuals not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property, and, to the extent that our employees, independent contractors or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our website features, software and functionality or obtain and use information that we consider confidential or proprietary.

Litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce our intellectual property rights, protect our trademarks, trade secrets, patentable technology, copyrights and domain names; and to determine the validity and scope of the proprietary rights of others. We may be required to spend significant resources to monitor and protect these rights and we will not be able to protect our intellectual property rights if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property rights. We may also be involved in disputes relating to the rights to, and ownership of, the intellectual property developed by our employees, consultants and others. Our efforts to enforce or protect our intellectual property and proprietary rights may be ineffective and could result in substantial costs and diversion of resources, as well as the invalidation or narrowing of the scope of our intellectual property, any of which could harm our business and operating results. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Attempting to enforce our intellectual property rights against third parties could also expose us to counterclaims, countersuits and other defenses from such third parties which may attack the validity and enforceability of our intellectual property rights.

We have in the past been and may in the future be subject to claims by third parties that we infringe, misappropriate or otherwise violate their intellectual property rights, which could result in significant costs and have a material adverse effect on our business, operating results and financial condition.

Our success depends, in part, on our ability to develop and commercialize our products and services without infringing, misappropriating or otherwise violating intellectual property rights owned by others and being able to resolve claims of intellectual property infringement, misappropriation or other violation without major financial expenditures or adverse consequences. The software industry generally is characterized by extensive intellectual property litigation. Although we believe we were an early pioneer of event marketing and management solutions, a field which continues to rapidly evolve, many participants that own, or claim to own, intellectual property related to elements of our business historically have aggressively asserted their rights. From time to time, we have been and may in the future be subject to legal proceedings and claims that we, our customers, our licensees or indemnitees are infringing, misappropriating or otherwise violating the intellectual property rights of others. The risk of such proceedings and claims may increase as we expand the complexity, scope and public profile of our business. For example, we may be subject to claims that we are infringing the patent, trademark or copyright rights of third parties, or that our employees have misappropriated or divulged their former employers’ trade secrets or confidential information. The third-party service providers who provide us with technology that we incorporate in our product offerings also could become subject to various infringement claims. We cannot guarantee that our internally developed or acquired technologies and content do not or will not infringe, misappropriate or otherwise violate the intellectual property rights of others.

It may therefore be necessary to defend against future claims by, for example, determining the scope, enforceability and validity of third-party intellectual property or proprietary rights or asserting and defining our intellectual property or proprietary rights. Some claimants may have substantially greater resources than we do and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us. Regardless of whether they have any merit, these claims are time-consuming and costly to evaluate and defend and could:

•	adversely affect our relationships with our current or future customers;

•	cause delays or stoppages in providing our software solutions;

•	divert management’s attention and resources;

•	require technology changes or work-arounds to our platform that would cause us to incur substantial cost;

•	subject us to significant liabilities or damages;

•	necessitate incurring significant legal, settlement, royalty or licensing fees;

•	require us to satisfy indemnification obligations; and

•	require us to cease some or all of our activities or impose other unfavorable terms.

In addition to liability for monetary damages against us, which may be tripled and may include attorneys’ fees, or, in some circumstances, damages against our customers, we may be prohibited from developing, commercializing or continuing to provide some or all of our event marketing and management solutions unless we obtain licenses from, and pay royalties to, the holders of the patents or other intellectual property rights, which may not be available on commercially favorable terms, or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us.

Some of our applications utilize open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Some of our applications include software covered by open source licenses, which may include, by way of example, GNU General Public License and the Apache License. The terms of various open source licenses have not been interpreted by courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our applications. By the terms of certain open source licenses, we could be required to release the source code of our applications and to make our applications available under open source licenses, if we combine or distribute our applications with open source software in a certain manner. Any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop products and services that are similar to or better than ours. Use of open source software in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement could inadvertently occur, or could be claimed to have occurred, in part because open source license terms are often ambiguous. Additionally, we could face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license.

These claims could result in litigation, and in the event that portions of our applications are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all, or a portion of, those applications or otherwise be limited in the licensing of our applications, each of which could reduce or eliminate the value of our technologies and services. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third- party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. There is typically no support available for open source software, and we cannot ensure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with usage of open source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and, if not properly addressed, could have an adverse effect on our business, financial condition and results of operations.

Changes in laws and regulations related to the Internet or changes in the Internet infrastructure itself may diminish the demand for our products, and could have a negative impact on our business.

The future success of our business depends in part upon the continued use of the Internet as a primary medium for commerce, communication and business applications. Federal, state or international government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the Internet as a commercial medium. Changes in these laws or regulations could require us to modify our products in order to comply with these changes. In addition, government agencies or private organizations have begun to impose taxes, fees or other charges for accessing the Internet or commerce conducted via the Internet. These laws or charges could limit the growth of Internet-related commerce or communications generally, or result in reductions in the demand for Internet-based applications such as ours. The adoption of any laws or regulations that adversely affect the growth, popularity or use of the Internet could limit the market for event marketing and management solutions generally and limit the demand for our products.

We are a multinational organization faced with increasingly complex tax issues in many jurisdictions, including in the United States, and we could be obligated to pay additional taxes in various jurisdictions.

As a multinational organization that operates in numerous jurisdictions in the United States and around the world, we may be subject to taxation in several jurisdictions with increasingly complex tax laws, the application of which can be uncertain. The authorities in these jurisdictions, including state and local taxing authorities in the United States, could successfully assert that we are obligated to pay additional taxes, interest and penalties. In addition, the amount of taxes we pay could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could have a material adverse effect on our liquidity and operating results. The authorities could also claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which could have a material impact on us and the results of our operations.

Our business may be adversely affected by third-party claims, including by governmental bodies, regarding the content and advertising distributed by our customers through our service.

We rely on our customers to secure the rights to redistribute content over the internet or through mobile event apps, and we do not screen the content that they distribute using our solutions. There is no assurance that our customers have licensed all rights necessary for distribution, including internet or mobile app distribution. Other parties may claim certain rights in the content of our customers. In the event that our customers do not have the necessary distribution rights related to content, we may be required to cease distributing such content, or we may be subject to lawsuits and claims of damages for infringement, misappropriation or other violation of such rights. If these claims arise with frequency, the likelihood of our business being adversely affected would rise significantly.

Economic conditions and regulatory changes resulting from the United Kingdom’s exit from the E.U. could adversely affect our business, financial condition and results of operations.

In June 2016, the U.K. held a referendum in which voters approved Brexit. The U.K. exited the E.U. on January 31, 2020, consistent with the terms of the E.U.-U.K. Withdrawal Agreement, with a transition period that ended on December 31, 2020. On January 1, 2021, the U.K. left the E.U. Single Market and Customs Union as well as all E.U. policies and international agreements. As a result, the free movement of persons, goods, services and capital between the U.K. and the E.U. ended, and the E.U. and the U.K. formed two separate markets and two distinct regulatory and legal spaces. On December 24, 2020, the European Commission reached a trade agreement with the U.K. on the terms of its future cooperation with the E.U. The trade agreement offers U.K. and E.U. companies preferential access to each other’s markets, ensuring imported goods will be free of tariffs and quotas (subject to rules of origin requirements). Uncertainty exists regarding the ultimate impact of this trade agreement, as well as the extent of possible financial, trade, regulatory and legal implications of Brexit. Brexit also contributes to global political and economic uncertainty, which may cause, among other consequences, volatility in exchange rates and interest rates, and changes in regulations. These effects of Brexit, among others, could adversely affect our financial position, results of operations or cash flows.

Finance and Financial Reporting Risks

Because we generally recognize revenue from subscriptions ratably over the term of the agreement, near term changes in sales may not be reflected immediately in our operating results.

We offer our Event Cloud primarily through a mix of single-year and multi-year subscription agreements and generally recognize revenue ratably over the related subscription period. We offer our Hospitality Cloud primarily through a mix of single-year and multi-year agreements and generally recognize revenue ratably over the related advertising period. As a result, much of the revenue we report in each quarter is derived from the recognition of value relating to agreements entered into during prior quarters or years. For multiple-year agreements for either Event Cloud or Hospitality Cloud, we typically invoice the amount for the first year of the contract at signing followed by subsequent annual invoices at the anniversary of each year. Since we bill most of our customers in advance, there can be amounts that we have not yet been contractually able to invoice. Until such time as these amounts are invoiced or recognized in revenue, they are considered by us to be unbilled contract value, and together with deferred revenue, remaining performance obligations. The timing and ultimate recognition of the remaining performance obligations depends on whether we complete outstanding contractual tasks, and the amount of remaining performance obligations at any date should not be considered indicative of revenues for any succeeding periods. Further, unbilled contract value relative to the total value of our contracts may change from year to year for several reasons, including the amount of cash collected early in the contract term, the specific timing and duration of customer agreements, varying invoicing cycles of agreements, the specific timing of customer renewal, changes in customer financial circumstances and foreign currency fluctuations. A decline in new or renewed subscriptions or marketing solutions agreements in any one quarter is not likely to be reflected immediately in our revenue results for that quarter. Such declines, however, would negatively affect our revenue and deferred revenue balances in future periods, and the effect of significant downturns in sales and market acceptance of our solutions, and potential changes in our rate of renewals, may not be fully reflected in our results of operations until future periods. Our subscription and advertising model also makes it difficult for us to rapidly increase our total revenue and deferred revenue balance through additional sales in any period, as revenue from new customers is generally recognized over the applicable subscription or advertising term.

Our reported results of operations may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our audited reported results of operations and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. For example, on January 1, 2018, we adopted Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606), utilizing the modified retrospective method of adoption. The adoption of Topic 606 changed the timing and manner in which we report our sales commissions. See Note 2, Summary of Significant Accounting Policies—Recently Adopted Accounting Pronouncements, to our audited consolidated financial statements included in this proxy statement/prospectus/consent solicitation for more information. It is also difficult to predict the impact of future changes to accounting principles or our accounting policies.

Our ability to utilize our net operating loss carryforwards may be limited.

As of December 31, 2020, we had deferred tax assets related to U.S. federal and state net operating loss carryforwards of approximately $94.4 million and $26.5 million, respectively. Our ability to utilize our federal net operating loss carryforwards may be limited under Section 382 of the Code. The limitations apply if we experience an “ownership change,” which is generally defined as a greater than 50 percentage point change (by value) in the ownership of our equity by certain stockholders over a rolling three-year period. Similar provisions of state tax law may also apply to limit the use of our state net operating loss carryforwards. Future changes in our stock ownership, which may be outside of our control, may trigger an ownership change and, consequently, the limitations under Section 382 of the Code. As a result, our ability to use our pre-change net operating loss carryforwards to offset future taxable income may be subject to limitations, which could adversely affect our future cash flows.

In addition, our ability to use our federal and state net operating losses to offset potential future taxable income and related income taxes that would otherwise be due is dependent upon our generation of future taxable income before the expiration dates of the net operating losses, and we cannot predict with certainty when, or whether, we will generate sufficient taxable income to use all of our net operating losses. Federal net operating losses generated prior to 2018 will continue to be governed by the net operating loss carryforward rules as they existed prior to the adoption of the Tax Act, which means that generally they will expire 20 years after they were generated if not used prior thereto. Many states have similar laws, in addition to laws that suspend, reduce or eliminate the ability to carry losses forward. Accordingly, our federal and state net operating losses could expire unused and be unavailable to offset future income tax liabilities. Under the Tax Act as modified by the CARES Act, the federal net operating losses incurred in tax years beginning after December 31, 2017 and before January 1, 2021 may be carried back to each of the five tax years preceding such loss, and net operating losses arising in tax years beginning after December 31, 2020 may not be carried back. Moreover, federal net operating losses generated in tax years ending after December 31, 2017 may be carried forward indefinitely, but the deductibility of such federal net operating losses may be limited to 80% of current year taxable income for tax years beginning after December 31, 2020. Refer to Note 9, Income Taxes, to the audited consolidated financial statements included elsewhere in this proxy statement/prospectus/consent solicitation for further discussion of net operating loss carryforwards as of December 31, 2020.

We are exposed to fluctuations in currency exchange rates.

We face exposure to movements in currency exchange rates, which may cause our revenue and operating results to differ materially from expectations. Our operating results could be negatively affected depending on the amount of expense denominated in foreign currencies, primarily the Indian rupee. As exchange rates vary, revenue, cost of revenue, operating expenses and other operating results, when remeasured, may differ materially from expectations. For example, we experienced a loss of $0.8 million as a result of foreign currency transactions in 2020. In addition, our operating results are subject to fluctuation if our mix of U.S. and foreign currency denominated transactions and expenses changes in the future. Although we may apply certain strategies to mitigate foreign currency risk, these strategies might not eliminate our exposure to foreign exchange rate fluctuations and would involve costs and risks of their own, such as ongoing management time and expertise, external costs to implement the strategies and potential accounting implications. Additionally, as we anticipate growing our business further outside of the U.S., the effects of movements in currency exchange rates will increase as our transaction volume outside of the U.S. increase.

Failure of our customers to pay the amounts owed to us, or to pay such amounts in a timely manner, may adversely affect our financial condition and operating results.

If a large number of our customers (as a portion of revenue) have insufficient liquidity, we could encounter significant delays or defaults in payments owed to us by such customers, and we may need to extend our payment terms or restructure the receivables owed to us, which could have a significant adverse effect on our financial condition, including impacting the timing of revenue recognition. Any deterioration in the financial condition of our customers will increase the risk of uncollectible receivables. Global economic uncertainty, such as the economic instability and market volatility caused by the global COVID-19 pandemic, could also affect our customers’ ability to pay our receivables in a timely manner or at all or result in customers going into bankruptcy or reorganization proceedings, which could also affect our ability to collect our receivables. For example, for the three months ended June 30, 2021, we recorded $1.1 million of higher bad debt expense associated with an increase in the un-collectability of certain accounts receivable due to the effect of the global COVID-19 pandemic on our customers’ operations.

Impairment of goodwill and other intangible assets would result in a decrease in earnings.

We have in the past and may in the future acquire intangible assets. Current accounting rules require that goodwill and other intangible assets with indefinite useful lives not be amortized, but instead be tested for impairment at least annually. These rules also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Events and circumstances considered in determining whether the carrying value of amortizable intangible assets and goodwill may not be recoverable include, but are not limited to, significant changes in performance relative to expected operating results, significant changes in the use of the assets, significant negative industry or economic trends, significant impacts to the economy (such as COVID-19), or a significant decline in our stock price and/or market capitalization for a sustained period of time. To the extent such evaluation indicates that the useful lives of intangible assets are different than originally estimated, the amortization period is reduced or extended and the quarterly amortization expense is increased or decreased. Any impairment charges or changes to estimated amortization periods could have a material adverse effect on our financial results.

Risks Related to Our Indebtedness

Our existing indebtedness could adversely affect our business and growth prospects.

As of June 30, 2021, we had total current and long-term indebtedness outstanding of $767.7 million, including (i) $767.7 million outstanding under our Term Loan Facility (including $0.4 million in outstanding letters of credit)

and (ii) no amounts outstanding under our Revolving Credit Facility. As of June 30, 2021, we had $39.6 million in available borrowing capacity under our Revolving Credit Facility. The Revolving Credit Facility requires that Unrestricted Cash (as defined in the credit agreement for the Credit Facilities, or the “Credit Agreement”) plus availability under the Revolving Credit Facility equal no less than $25.0 million as of the last day of any fiscal quarter, starting with the fiscal quarter ending June 30, 2021. The Revolving Credit Facility also requires that the Consolidated Interest Coverage Ratio (as defined in the Credit Agreement) as of, and for the four fiscal quarter period ending on, the last day of any fiscal quarter (other than any such day on which no more than 35% of the availability under the Revolving Credit Facility (excluding certain letters of credit) shall be outstanding) be no less than 1.50 to 1.00. All obligations under the Credit Facilities are secured by first-priority perfected security interests in substantially all of the assets of the borrower and each guarantor of the Credit Facilities, each as defined in the Credit Agreement, subject to permitted liens and other exceptions. Our indebtedness, or any additional indebtedness we may incur, could require us to divert funds identified for other purposes for debt service and impair our liquidity position. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to take any of these actions on a timely basis, on terms satisfactory to us or at all.

Our indebtedness, the cash flow needed to satisfy our debt and the covenants contained in our Credit Facilities have important consequences, including:

•

limiting funds otherwise available for financing our capital expenditures by requiring us to dedicate a portion of our cash flows from operations to the repayment of debt and the interest on this debt;

•	limiting our ability to incur additional indebtedness;

•	limiting our ability to capitalize on significant business opportunities;

•	making us more vulnerable to rising interest rates; and

•	making us more vulnerable in the event of a downturn in our business.

Our level of indebtedness may place us at a competitive disadvantage to our competitors that are not as highly leveraged. Fluctuations in interest rates can increase borrowing costs. Increases in interest rates may directly impact the amount of interest we are required to pay and reduce earnings accordingly. In addition, developments in tax policy, such as the disallowance of tax deductions for interest paid on outstanding indebtedness, could have an adverse effect on our liquidity and our business, financial conditions and results of operations. Further, our Credit Facilities contain customary affirmative and negative covenants and certain restrictions on operations that could impose operating and financial limitations and restrictions on us, including restrictions on our ability to enter into particular transactions and to engage in other actions that we may believe are advisable or necessary for our business. Our Credit Facilities are also subject to mandatory prepayments in certain circumstances and require a prepayment of a certain percentage of our excess net cash proceeds, and this excess cash flow payment, and future required prepayments, would reduce our cash available for investment in our business. For a discussion of those restrictions, see other risk factors in this “Risk Factors— Risks Related to Cvent’s Business and to New Cvent Following the Business Combination—Risks Related to Our Indebtedness.”

We expect to use cash flow from operations to meet current and future financial obligations, including funding our operations, debt service requirements and capital expenditures. The ability to make these payments depends on our financial and operating performance, which is subject to prevailing economic, industry and competitive conditions and to certain financial, business, economic and other factors beyond our control.

Despite current indebtedness levels and restrictive covenants, we may still be able to incur substantially more indebtedness or make certain restricted payments, which could further exacerbate the risks associated with our substantial indebtedness.

We may be able to incur significant additional indebtedness in the future. Although the financing documents governing our Credit Facilities contain restrictions on the incurrence of additional indebtedness and liens, these restrictions are subject to a number of important qualifications and exceptions, and the additional indebtedness and liens incurred in compliance with these restrictions could be substantial.

The financing documents governing our Credit Facilities permit us to incur certain additional indebtedness, including liabilities that do not constitute indebtedness as defined in the financing documents. We may also consider investments in joint ventures or acquisitions, which may increase our indebtedness. In addition, financing documents governing our Credit Facilities do not restrict our Principal Shareholder from creating new holding companies that may be able to incur indebtedness without regard to the restrictions set forth in the financing documents governing our Credit Facilities. If new debt is added to our currently anticipated indebtedness levels, the related risks that we face could intensify.

We may not be able to generate sufficient cash flow to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.

Our ability to make scheduled payments or to refinance outstanding debt obligations depends on our financial and operating performance, which will be affected by prevailing economic, industry and competitive conditions and by financial, business and other factors beyond our control. We may not be able to maintain a sufficient level of cash flow from operating activities to permit us to pay the principal, premium, if any, and interest on our indebtedness. Any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which would also harm our ability to incur additional indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or seek to restructure or refinance our indebtedness. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such cash flows and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service obligations. The financing documents governing our Credit Facilities including certain restrictions on our ability to conduct asset sales and/or use the proceeds from asset sales for general corporate purposes. We may not be able to consummate these asset sales to raise capital or sell assets at prices and on terms that we believe are fair and any proceeds that we do receive may not be adequate to meet any debt service obligations then due. If we cannot meet our debt service obligations, the holders of our indebtedness may accelerate such indebtedness and, to the extent such indebtedness is secured, foreclose on our assets. In such an event, we may not have sufficient assets to repay all of our indebtedness.

The terms of the financing documents governing our Term Loan Facility restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The financing documents governing our Term Loan Facility contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests, including restrictions on our ability to:

•	incur additional indebtedness;

•	pay dividends on or make distributions in respect of capital stock or repurchase or redeem capital stock;

•	prepay, redeem or repurchase certain indebtedness;

•	make loans and investments;

•	sell or otherwise dispose of assets, including capital stock of restricted subsidiaries;

•	incur liens;

•	enter into transactions with affiliates;

•	enter into agreements restricting the ability of our subsidiaries to pay dividends; and

•	consolidate, merge or sell all or substantially all of our assets.

The restrictive covenants in the financing documents governing our Credit Facilities require us to maintain specified financial ratios and satisfy other financial condition tests to the extent applicable. Our ability to meet those ratios and tests can be affected by events beyond our control.

A breach of the covenants or restrictions under the financing documents governing our Credit Facilities could result in an event of default under such documents. Such a default may allow the creditors to accelerate the related debt, which may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event the holders of our indebtedness accelerate the repayment, we may not have sufficient assets to repay that indebtedness or be able to borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on terms acceptable to us. As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions, along with restrictions that may be contained in agreements evidencing or governing other future indebtedness, may affect our ability to grow in accordance with our growth strategy.

We may be unable to refinance our indebtedness.

We may need to refinance all or a portion of our indebtedness before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. There can be no assurance that we will be able to obtain sufficient funds to enable us to repay or refinance our debt obligations on commercially reasonable terms, or at all.

A lowering or withdrawal of the ratings assigned to our debt securities by rating agencies may increase our future borrowing costs and reduce our access to capital.

Our debt currently has a non-investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Any future lowering of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing.

Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations.

We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms or at all. If we raise additional equity financing, our security holders may experience significant dilution of their ownership interests. If we engage in additional debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other things:

•	develop and enhance our products;

•	continue to expand our product development, sales and marketing organizations;

•	hire, train and retain employees;

•	respond to competitive pressures or unanticipated working capital requirements; or

•	pursue acquisition opportunities.

In addition, our Term Loan Facility also limits our ability to incur additional debt and therefore we likely would have to amend our Term Loan Facility or issue additional equity to raise capital. If we issue additional equity, your interest in us will be diluted.

Corporate Governance Risks

Vista controls us, and its interests may conflict with ours or yours in the future.

Immediately following the Business Combination, Vista will beneficially own approximately [•]% of New Cvent Common Stock, which means that, based on its percentage voting power held after the Business Combination, Vista will control the vote of all matters submitted to a vote of the New Cvent Board, or shareholders, which will enable it to control the election of the members of the New Cvent Board and all other corporate decisions. Even when Vista ceases to own shares of our stock representing a majority of the total voting power, for so long as Vista continues to own a significant portion of our stock, Vista will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers, decisions on whether to raise future capital and amending our charter and bylaws, which govern the rights attached to our common stock. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of us and ultimately might affect the market price of our common stock.

In addition, in connection with the Business Combination, New Cvent will enter into an Investor Rights Agreement with certain of the Vista Investors (among other investors) that provides, among other things, that: (i) the parties will agree that the board of directors of Dragoneer immediately following closing will be divided into three classes of directors, with each class serving for staggered three-year terms, (ii) from and after the closing, the Vista Investors party thereto will have the right to nominate a number of designees equal to the product of (x) the Total Number of directors multiplied by (y) the Vista Ownership Percentage, rounded up to the nearest whole number (as such terms are defined in the Investor Rights Agreement), subject to the terms and conditions set forth therein, (iii) Dragoneer will use its reasonable best efforts to ensure that prior to the date that the Vista Ownership Percentage is less than 5%, each Vista Director (as defined in the Investor Rights Agreement) will be included in the board’s slate of nominees to the stockholders for director elections of such class, and each Vista Director to a particular class of directors will be included in the proxy statement in connection with soliciting proxies for meetings of stockholders, (iv) from the closing until such time as the Vista Ownership Percentage is less than 5%, there shall be a number of Vista Directors on each committee of the board not less than the nearest whole number greater than the product obtained by multiplying the Vista Ownership Percentage by the number of positions, including any vacancies, on the applicable committee, and (v) (A) certain investors party thereto (other than the Sponsor and the investors party thereto who held Class B ordinary shares of Dragoneer that converted into common stock of Dragoneer), including the Vista Investors party thereto, will agree to not transfer any shares of common stock of New Cvent for 180 days following the Closing, subject to certain terms, conditions and exceptions, including a potential early release of 33% of such shares upon the achievement of certain trading conditions after Closing (but no such release may occur prior to the 90th day after Closing) and (B) the Sponsor and the Other Class B Holders will agree to not transfer any common stock of Dragoneer for one year after the closing, subject to certain terms, conditions and exceptions, including a potential early release upon the achievement of certain trading conditions after 120 days.

The Vista Investors and their affiliates engage in a broad spectrum of activities, including investments in the information and business services industry generally. In the ordinary course of their business activities, the Vista Investors and their affiliates may engage in activities where their interests conflict with our interests or those of our other shareholders, such as investing in or advising businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. The Vista Investors also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, the Vista Investors may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to you.

An active, liquid trading market for New Cvent common stock may not develop, which may limit your ability to sell your shares.

Prior to the closing of the Business Combination, there is no public market for Cvent’s common stock. Although we have applied to list the New Cvent Common Stock on Nasdaq under the symbol “CVT,” an active trading market for our shares may never develop or be sustained following the Business Combination. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop following the Business Combination and continue would likely have a material adverse effect on the value of our common stock. The market price of our common stock may decline below New Cvent’s initial public offering price, and you may not be able to sell your shares of our common stock at or above such price, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by issuing shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Risks Related to the Business Combination and Dragoneer

Unless the context otherwise requires, any reference in this section of this proxy statement/prospectus/consent solicitation to “Dragoneer,” “we,” “us” or “our” refers to Dragoneer prior to the Business Combination and to New Cvent and its subsidiaries following the Business Combination.

Our Sponsor and our Initial Shareholders have entered into letter agreements with us to vote in favor of the Business Combination, regardless of how our public shareholders vote.

Unlike some other blank check companies in which the Initial Shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, our Sponsor and each other Initial Shareholder have, pursuant to the Sponsor Letter Agreement, agreed, among other things, to vote all of their public shares and Class B ordinary shares in favor of all the proposals being presented at the extraordinary general meeting, including the Business Combination Proposal and the transactions contemplated thereby (including the Mergers). As of the date of this proxy statement/prospectus/consent solicitation, our Initial Shareholders own approximately 21.7% of the issued and outstanding ordinary shares.

Neither the Dragoneer Board nor any committee thereof obtained a third-party valuation in determining whether or not to pursue the Business Combination.

Neither the Dragoneer Board nor any committee thereof is required to obtain an opinion from an independent investment banking or accounting firm that the price that Dragoneer is paying for Cvent is fair to Dragoneer. Neither the Dragoneer Board nor any committee thereof obtained a third-party valuation in connection with the Business Combination or engaged a financial advisor in connection with evaluating the transaction. In analyzing the Business Combination, the Dragoneer Board and management conducted due diligence on Cvent and researched the industry in which Cvent operates. The Dragoneer Board reviewed, among other things, (i) financial due diligence materials, (ii) the SPAC merger markets, (iii) financial and market data information on selected comparable companies, (iv) qualitative feedback from industry participants and Cvent customers,

(v) initial investor feedback on Cvent and the proposed transactions, (vi) current information and forecast projections provided by Cvent’s management and (vii) the implied purchase price multiple of Cvent and the financial terms set forth in the Business Combination Agreement; and concluded that the Business Combination was in the best interest of its shareholders. Accordingly, investors will be relying solely on the judgment of the Dragoneer Board and management in valuing Cvent, and the Dragoneer Board and management may not have properly valued Cvent’s business. The lack of a third-party valuation may also lead an increased number of shareholders to vote against the Business Combination or demand redemption of their shares, which could potentially impact our ability to consummate the Business Combination.

The COVID-19 pandemic triggered an economic crisis which may delay or prevent the consummation of the Business Combination.

Given the ongoing and dynamic nature of the COVID-19 pandemic, it is difficult to predict the impact on the business of Dragoneer, Cvent and New Cvent, and there is no guarantee that efforts by Dragoneer, Cvent and New Cvent to address the adverse impact of the COVID-19 pandemic will be effective. If Dragoneer or Cvent are unable to recover from a business disruption on a timely basis, the Business Combination and New Cvent’s business and financial conditions and results of operations following the completion of the Business Combination would be adversely affected. The Business Combination may also be delayed and adversely affected by the coronavirus pandemic, and become more costly. Each of Dragoneer and Cvent may also incur additional costs to remedy damages caused by such disruptions, which could adversely affect its financial condition and results of operations. For risks specific to Cvent resulting from COVID-19, please see “Risks Related to Cvent’s Business and to New Cvent’s Business Following the Business Combination—Risks Relating to the Global COVID-19 Pandemic.”

Since the Initial Shareholders, including Dragoneer’s directors and executive officers, have interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, conflicts of interest exist in determining whether the Business Combination with Cvent is appropriate as our initial business combination. Such interests include that the Initial Shareholders, including our executive officers and directors, will lose their entire investment in us if our business combination is not completed.

When you consider the recommendation of the Dragoneer Board in favor of approval of the Business Combination Proposal, you should keep in mind that the Initial Shareholders, including Dragoneer’s directors and executive officers, have interests in such proposal that are different from, or in addition to (which may conflict with), those of Dragoneer shareholders generally.

These interests include, among other things, the interests listed below:

•	the fact that our Initial Shareholders have agreed not to redeem any Class A ordinary shares held by them in connection with a shareholder vote to approve a proposed initial business combination;

•

the fact that the Sponsor paid an aggregate of $25,000 for the 6,900,000 Class B ordinary shares currently owned by the Initial Shareholders and such securities will have a significantly higher value at the time of the Business Combination;

•

the fact that Sponsor paid $7,520,000 for its private placement shares which would be worthless if a business combination is not consummated by February 19, 2023 (unless such date is extended in accordance with the Existing Governing Documents);

•

the fact that Sponsor, the other Initial Shareholders and Dragoneer’s other current officers and directors have agreed to waive their rights to liquidating distributions from the trust account with respect to any ordinary shares (other than public shares) held by them if Dragoneer fails to complete an initial business combination by February 19, 2023;

•	the fact that the Amended and Restated Registration Rights Agreement will be entered into by the Initial Shareholders;

•	the fact that the Forward Purchaser agreed to purchase the Forward Purchase Shares immediately prior to the First Effective Time, but following the Domestication;

•

the fact that, at the option of the Sponsor, any amounts outstanding under the loan made by the Sponsor to Dragoneer in an aggregate amount of up to $2,000,000 may be converted into Class A ordinary shares in connection with the consummation of the Business Combination;

•

the continued indemnification of Dragoneer’s directors and officers and the continuation of Dragoneer’s directors’ and officers’ liability insurance after the Business Combination (i.e., a “tail policy”);

•

the fact that the Sponsor and Dragoneer’s officers and directors will lose their entire investment in Dragoneer and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated by February 19, 2023;

•

the fact that if the trust account is liquidated, including in the event Dragoneer is unable to complete an initial business combination by February 19, 2023, the Sponsor has agreed to indemnify Dragoneer to ensure that the proceeds in the trust account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the trust account on the liquidation date, by the claims of prospective target businesses with which Dragoneer has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Dragoneer, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the trust account;

•	the fact that Dragoneer may be entitled to distribute or pay over funds held by Dragoneer outside the Trust Account to the Sponsor or any of its affiliates prior to the Closing; and

•

the fact that the Sponsor sponsors multiple SPACs and is affiliated with a number of other investment vehicles and has the sole discretion to allocation this transaction to Dragoneer taking into account whatever factors it deems appropriate.

See “Business Combination Proposal—Interests of Dragoneer’s Directors and Executive Officers in the Business Combination” for additional information on interests of Dragoneer’s directors and executive officers.

The personal and financial interests of the Initial Shareholders as well as Dragoneer’s directors and executive officers may have influenced their motivation in identifying and selecting Cvent as business combination targets, completing an initial business combination with Cvent and influencing the operation of the business following the initial business combination. In considering the recommendations of the Dragoneer Board to vote for the proposals, its shareholders should consider these interests.

The exercise of Dragoneer’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination results in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in Dragoneer’s shareholders’ best interest.

In the period leading up to the closing of the Business Combination, events may occur that, pursuant to the Business Combination Agreement, would require Dragoneer to agree to amend the Business Combination Agreement, to consent to certain actions taken by Cvent or to waive rights that Dragoneer is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of Cvent’s business, a request by Cvent to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on Cvent’s business or could entitle Dragoneer to terminate the Business Combination Agreement. In any of such circumstances, it would be at Dragoneer’s discretion, acting through its board of directors, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors results in conflicts of interest on the part of such director(s) between what he, she or they may believe is best for Dragoneer and its shareholders and what he, she or they may believe is best for himself, herself or themselves, including what’s best for other investment vehicles advised by affiliates of Dragoneer, in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus/consent solicitation, Dragoneer does not believe there will be any changes or waivers that Dragoneer’s directors and executive officers would be likely to make after shareholder approval of the Business Combination Proposal has been obtained. While certain changes could be made without further shareholder approval, Dragoneer will circulate a new or amended proxy statement/prospectus/consent solicitation and resolicit Dragoneer’s shareholders if changes to the terms of the transaction that would have a material impact on its shareholders are required prior to the vote on the Business Combination Proposal.

As a “controlled company” within the meaning of Nasdaq listing standards, New Cvent will qualify for exemptions from certain corporate governance requirements. New Cvent has the opportunity to elect any of the exemptions afforded a controlled company.

Because Vista Equity Partners Fund VI, L.P., Vista Equity Partners Fund VI-A, L.P., VEPF VI FAF, L.P., VEPF III AIV VI, L.P., VEPF III AIV VI-A, L.P., VEPF IV AIV VII, L.P., VEPF IV AIV VII-A, L.P., VFF I AIV IV, L.P. and VFF I AIV IV-A, L.P. (collectively, the “Vista Funds”) will control more than a majority of the total voting power of the New Cvent Common Stock following the consummation of the Business Combination, New Cvent will be a “controlled company” within the meaning of Nasdaq listing standards. Under Nasdaq rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a “controlled company” and may elect not to comply with the following Nasdaq rules regarding corporate governance:

•	the requirement that a majority of its board of directors consist of independent directors;

•	the requirement that the board have a nominating and governance committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement that the board have a compensation committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Immediately upon consummation of the Business Combination, New Cvent intends to utilize the exception to the requirement that its nominating and governance committee be composed entirely of independent directors. For as long as the “controlled company” exemption is available, the New Cvent Board in the future may not consist of a majority of independent directors and may not have an independent compensation committee or an independent nominating and governance committee. As a result, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq rules regarding corporate governance.

Subsequent to consummation of the Business Combination, we may be exposed to unknown or contingent liabilities and be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and the share price of our securities, which could cause you to lose some or all of your investment.

We cannot assure you that the due diligence conducted in relation to Cvent has identified all material issues or risks associated with Cvent, its business or the industry in which it competes. As a result of these factors, we may incur additional costs and expenses and we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even if our due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on our financial condition and results of operations and could contribute to negative market perceptions about our securities or New Cvent. Accordingly, any shareholders of Dragoneer who choose to remain New Cvent stockholders following the Business Combination could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the registration statement or proxy statement/prospectus/consent solicitation relating to the Business Combination contained an actionable material misstatement or material omission.

Our ability to successfully effect the Business Combination and to be successful thereafter will be dependent upon the efforts of key personnel of New Cvent. The loss of key personnel or the hiring of ineffective personnel after the Business Combination could negatively impact the operations and profitability of New Cvent.

Our ability to successfully effect the Business Combination and be successful thereafter will be dependent upon the efforts of our key personnel. We expect New Cvent’s current management to remain in place. We cannot assure you that we will be successful in integrating and retaining such key personnel, or in identifying and recruiting additional key individuals we determine may be necessary following the Business Combination.

The unaudited pro forma financial information included elsewhere in this proxy statement/prospectus/consent solicitation may not be indicative of what New Cvent’s actual financial position or results of operations would have been.

The unaudited pro forma financial information in this proxy statement/prospectus/consent solicitation is presented for illustrative purposes only and has been prepared based on a number of assumptions including, but not limited to, Cvent being considered the accounting acquirer in the Business Combination, the debt obligations and the cash and cash equivalents of Cvent at the Closing and the number of public shares that are redeemed in connection with the Business Combination. Accordingly, such unaudited pro forma financial information may not be indicative of our future operating or financial performance and our actual financial condition and results of operations may vary materially from our unaudited pro forma results of operations and balance sheet contained elsewhere in this proxy statement/prospectus/consent solicitation, including as a result of such assumptions not being accurate. Additionally, the final acquisition accounting adjustments could differ materially from the unaudited pro forma adjustments presented in this proxy statement/prospectus/consent solicitation. The unaudited pro forma combined financial information does not give effect to any anticipated synergies, operating efficiencies or cost savings that may be associated with the Business Combination. See “Unaudited Pro Forma Condensed Combined Financial Information.”

The ability of our public shareholders to exercise redemption rights with respect to a large number of our public shares may not allow us to complete the most desirable business combination or optimize the capital structure of New Cvent.

At the time of entering into the Business Combination Agreement, we did not know how many shareholders may exercise their redemption rights, and therefore, we needed to structure the transaction based on our expectations as to the number of shares that will be submitted for redemption. The consummation of the Business Combination is conditioned upon, among other things, (i) the approval of the Condition Precedent Proposals being obtained; (ii) the applicable waiting period under the HSR Act relating to the Business Combination Agreement having expired or been terminated; and (iii) as of immediately prior to the Closing, the result equal to: (a) the cash in the trust account, minus (b) the amount redeemed by the holders of Dragoneer Class A ordinary shares as provided in the Existing Governing Documents, plus (c) the aggregate amount received by Dragoneer from the PIPE Financing, plus (d) the aggregate amount received by Dragoneer under the Forward Purchase Agreement not being less than $356,000,000, subject to certain exceptions. The minimum cash amount shall be calculated without reduction for any payments in respect of debt repayments, transaction fees and expenses. Additionally, Nasdaq listing rules require at least 300 round lot holders, which threshold might not be met if all of our public shareholders exercise redemption rights. Therefore, unless these conditions are waived by the applicable parties to the Business Combination Agreement, the Business Combination Agreement could terminate and the Business Combination may not be consummated.

Sponsor, as well as Cvent, our directors, executive officers, advisors and their affiliates may elect to purchase public shares prior to the consummation of the Business Combination, which may influence the vote on the Business Combination and reduce the public “float” of our Class A ordinary shares.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our Initial Shareholders, Vista, Cvent and/or their directors, officers, advisors or respective affiliates (including separate accounts or other accounts, clients or pooled investment vehicles advised by, or affiliated with, Dragoneer Investment Group, LLC or its affiliates) may purchase public shares from institutional and other investors, including those who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our Initial Shareholders, Vista, Cvent and/or their directors, officers, advisors or respective affiliates (including separate accounts or other accounts, clients or pooled investment vehicles advised by, or affiliated with, Dragoneer Investment Group, LLC or its affiliates) purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. Our Initial Shareholders, Vista, Cvent, and/or their directors, officers, advisors or respective affiliates (including separate accounts or other accounts, clients or pooled investment vehicles advised by, or affiliated with, Dragoneer Investment Group, LLC or its affiliates) may also purchase public shares, including from institutional and other investors, including those who indicate an intention to redeem our shares, or, if the price per share of our shares falls below $10.00 per share, such parties may seek to enforce their redemption rights. The above described activity could be especially prevalent in and around the time of Closing. The purpose of such share purchases and other transactions would be for investment purposes and/or to increase the likelihood of satisfaction of the requirements that (i) the Business Combination Proposal, the Advisory Governing Documents Proposals, the Nasdaq Proposal, the Incentive Equity Plan Proposal, the ESPP Proposal, and the Adjournment Proposal are approved by the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter, (ii) the Domestication Proposal and the Proposed Charter and Bylaws Proposal are approved by the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter, (iii) otherwise limit the number of public shares electing to redeem and (iv) Dragoneer’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement and the PIPE Financing. Our Initial Shareholders, Vista, Cvent and/or their directors, officers, advisors or respective affiliates (including separate accounts or other accounts, clients or pooled investment vehicles advised by, or affiliated with, Dragoneer Investment Group, LLC or its affiliates) may also purchase shares from institutional and other investors for investment purposes.

Entering into any such arrangements may have a depressive effect on the ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he, she or they own, either at or prior to the Business Combination.

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved.

In addition, if such purchases are made, the public “float” of our public shares and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price in our initial public offering).

Our placing of funds in the trust account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers (other than our independent registered public accounting firm), any prospective acquisition targets or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.

There is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of our public shares, if we are unable to complete our business combination within the prescribed time frame, or upon the exercise of a redemption right in connection with our business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the ten years following redemption. Accordingly, the per share redemption amount received by public shareholders could be less than the $10.00 per share initially held in the trust account, due to claims of such creditors. In order to protect the amounts held in the trust account, Sponsor has agreed to be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduces the amount of funds in the trust account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the trust account or to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. Moreover, even in the event that an executed waiver is deemed to be unenforceable against a third party, Sponsor will not be responsible to the extent of any liability for such third-party claims. We have not independently verified whether Sponsor has sufficient funds to satisfy its indemnity obligations and we have not asked Sponsor to reserve for such indemnification obligations. Therefore, we cannot assure you that Sponsor would be able to satisfy those obligations. None of our officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses. Our directors may decide not to enforce the indemnification obligations of Sponsor, resulting in a reduction in the amount of funds in the trust account available for distribution to our shareholders.

Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, or if we otherwise enter compulsory or court supervised liquidation, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, we may not be able to return to our public shareholders $10.00 per share (which was the offering price in our initial public offering).

The ability of our public shareholders to exercise redemption rights with respect to a large number of our shares could increase the probability that the Business Combination would be unsuccessful and that you would have to wait for liquidation in order to redeem your shares.

If the Business Combination is unsuccessful, you would not receive your pro rata portion of the trust account until we liquidate the trust account. If you are in need of immediate liquidity, you could attempt to sell your shares in the open market; however, at such time our shares may trade at a discount to the pro rata amount per share in the trust account. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with our redemption until we liquidate or you are able to sell your shares in the open market.

We may not have sufficient funds to satisfy indemnification claims of our directors and executive officers.

We have agreed to indemnify our officers and directors to the fullest extent permitted by law. However, our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the trust account and to not seek recourse against the trust account for any reason whatsoever (except to the extent they are entitled to funds from the trust account due to their ownership of public shares).

Accordingly, any indemnification provided will be able to be satisfied by us only if (i) we have sufficient funds outside of the trust account or (ii) we consummate the Business Combination. Our obligation to indemnify our officers and directors may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

If, after we distribute the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and our board of directors may be exposed to claims of punitive damages.

If, after we distribute the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our shareholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing it and us to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

If, before distributing the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, the per share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we are forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, and thereby exposing themselves and our company to claims, by paying public shareholders from the trust account prior to addressing the claims of creditors. Claims may be brought against us for these reasons.

If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete the Business Combination.

If we are deemed to be an investment company under the Investment Company Act, our activities may be restricted, including:

•	restrictions on the nature of our investments; and

•	restrictions on the issuance of securities, each of which may make it difficult for us to complete the Business Combination.

In addition, we may have imposed upon us burdensome requirements, including:

•	registration as an investment company with the SEC;

•	adoption of a specific form of corporate structure; and

•	reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations that we are currently not subject to.

In order not to be regulated as an investment company under the Investment Company Act, unless we can qualify for an exclusion, we must ensure that we are engaged primarily in a business other than investing, reinvesting or trading of securities and that our activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

We do not believe that our principal activities and the Business Combination will subject us to the Investment Company Act. To this end, the proceeds held in the trust account may only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Pursuant to the trust agreement, the trustee is not permitted to invest in other securities or assets. By restricting the investment of the proceeds to these instruments, and by having a business plan targeted at acquiring and growing businesses for the long term (rather than on buying and selling businesses in the manner of a merchant bank or private equity fund), we intend to avoid being deemed an “investment company” within the meaning of the Investment Company Act. An investment in our securities is not intended for persons who are seeking a return on investments in government securities or investment securities. The trust account is intended as a holding place for funds pending the earliest to occur of either: (i) the completion of our initial business combination (which shall be the Business Combination should it occur); (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination (which shall be the Business Combination should it occur) or to redeem 100% of our public shares if we do not complete our initial business combination within 24 months (or 27 months, as applicable) from the closing of our IPO or (B) with respect to any other provision relating to the rights of holders of our Class A ordinary shares; or (iii) absent an initial business combination (which shall be the Business Combination should it occur) within 24 months from the closing of our IPO, our return of the funds held in the trust account to our public shareholders as part of our redemption of the public shares. If we do not invest the proceeds as discussed above, we may be deemed to be subject to the Investment Company Act. If we were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and may hinder our ability to complete a business combination. If we are unable to complete the Business Combination, our public shareholders may only receive their pro rata portion of the funds in the trust account that are available for distribution to public shareholders.

We are an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to “emerging growth companies” or “smaller reporting companies,” this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

Following the Business Combination, we do not expect New Cvent to remain an emerging growth company or a smaller reporting company. However, we are currently an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Class A ordinary shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements.

Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for us to effectuate the Business Combination, require substantial financial and management resources and increase the time and costs of completing a business combination.

The fact that we are a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to other public companies. Cvent is not a public reporting company required to comply with Section 404 of the Sarbanes-Oxley Act and New Cvent management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to New Cvent after the Business Combination. If we are not able to implement the requirements of Section 404, including any additional requirements once we are no longer an emerging growth company, in a timely manner or with adequate compliance, we may not be able to assess whether its internal control over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of New Cvent Common Stock. Additionally, once we are no longer an emerging growth company, we will be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting.

The price of New Cvent Common Stock may be volatile.

Upon consummation of the Business Combination, the price of New Cvent Common Stock may fluctuate due to a variety of factors, including, without limitation:

•	variations in its operating performance and the performance of its competitors in general;

•	material and adverse impact of the COVID-19 pandemic on our business, the markets and the broader global economy;

•	actual or anticipated fluctuations in New Cvent’s quarterly or annual operating results;

•	publication of research reports by securities analysts about New Cvent or its competitors or its industry;

•	the public’s reaction to New Cvent’s press releases, its other public announcements and its filings with the SEC;

•	New Cvent’s failure or the failure of its competitors to meet analysts’ projections or guidance that New Cvent or its competitors may give to the market;

•	additions and departures of key personnel;

•	changes in laws and regulations affecting its business;

•	commencement of, or involvement in, litigation involving New Cvent;

•	changes in New Cvent’s capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of shares of New Cvent Common Stock available for public sale; and

•

general economic and political conditions such as recessions, interest rates, fuel prices, foreign currency fluctuations, international tariffs, social, political and economic risks and acts of war or terrorism.

These market and industry factors may materially reduce the market price of New Cvent Common Stock regardless of the operating performance of New Cvent.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of New Cvent Common Stock to drop significantly, even if New Cvent’s business is doing well.

Sales of a substantial number of shares of New Cvent Common Stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of New Cvent Common Stock.

It is anticipated that, upon completion of the Business Combination, (i) the Cvent Supporting Shareholders, including the Vista Investors and certain of their co-investors, will own, collectively, approximately [•]% of the outstanding New Cvent Common Stock, and (ii) Dragoneer’s Initial Shareholders will own approximately [•]% of the outstanding New Cvent Common Stock, in each case, assuming that none of Dragoneer’s outstanding public shares are redeemed in connection with the Business Combination, or approximately [•]%, assuming that all of Dragoneer’s outstanding public shares are redeemed in connection with the Business Combination. In either case, the Vista Investors will own a majority of the outstanding New Cvent Common Stock. See the section entitled “As a “controlled company” within the meaning of Nasdaq listing standards, New Cvent will qualify for exemptions from certain corporate governance requirements. New Cvent has the opportunity to elect any of the exemptions afforded a controlled company” in Risk Factors. These percentages (i) assume that 416,351,853 shares of New Cvent Common Stock are issued to the holders of shares of common stock of Cvent at Closing (not including shares of New Cvent Common Stock underlying options issued to current optionholders of Cvent), which would be the number of shares of New Cvent Common Stock issued to these holders if Closing were to occur on [•]; (ii) are based on 47,500,000 shares of New Cvent Common Stock to be issued in the PIPE Financing; (iii) give effect to the issuance of the 5,000,000 Forward Purchase Shares to be issued immediately prior to the First Effective Time, but following the Domestication; and (iv) do not take into account any shares of New Cvent Common Stock underlying vested and unvested options that will be held by equityholders of Cvent immediately following Closing. If the actual facts are different than these assumptions, the ownership percentages in New Cvent will be different.

Although certain of the Vista Investors, the Sponsor and certain investors will be subject to certain restrictions regarding the transfer of New Cvent Common Stock, these shares may be sold after the expiration of the respective applicable lock-up under the Amended and Restated Registration Rights Agreement. We intend to file one or more registration statements prior to or shortly after the closing of the Business Combination to provide for the resale of such shares from time to time. As restrictions on resale end and the registration statements are available for use, the market price of New Cvent Common Stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

The public stockholders will experience immediate dilution as a consequence of the issuance of New Cvent Common Stock as consideration in the Business Combination and in the PIPE Financing.

In accordance with the terms and subject to the conditions of the Business Combination Agreement, at the First Effective Time, each share and equity award of Cvent outstanding as of immediately prior to the First Effective Time will be exchanged for shares of New Cvent Common Stock or comparable equity awards that are settled or are exercisable for shares of New Cvent Common Stock, as applicable, based on an implied Cvent equity value of $4,467,973,959.

The issuance of additional common stock will significantly dilute the equity interests of existing holders of Dragoneer securities, and may adversely affect prevailing market prices for the New Cvent Common Stock that may be issued.

The obligation of certain of the PIPE Investors to consummate the purchase of the New Cvent Common Stock pursuant to the Subscription Agreements is conditioned upon the absence of any amendment, modification or waiver of the Business Combination Agreement.

Pursuant to the Subscription Agreements with certain PIPE Investors, the obligation of such PIPE Investors to consummate the purchase of the New Cvent Common Stock pursuant to the Subscription Agreements is conditioned upon the absence of any amendment, modification or waiver of the Business Combination Agreement or any terms thereof that would reasonably be expected to materially and adversely affect the economic benefits that such PIPE Investor would reasonably expect to receive under the Subscription Agreement, without having received the PIPE Investor’s prior written consent.

Because we do not have any warrants, it may be more difficult to obtain shareholder approval in connection with the Business Combination.

Investors in special purpose acquisition companies that issue warrants to public shareholders are generally incentivized to vote for an initial business combination, even if they might not be in favor of it, since the investor could exercise redemption rights and the warrants to purchase ordinary shares may still have value if the initial business combination is consummated. Since we do not have any warrants, there is likely less incentive for a shareholder to vote in favor of a transaction that the investor does not support and may make it more difficult to obtain shareholder approval for the Business Combination.

Dragoneer and Cvent will incur significant transaction and transition costs in connection with the Business Combination.

Dragoneer and Cvent have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. We and Cvent may also incur additional costs to retain key employees. Certain transaction expenses incurred in connection with the Business Combination Agreement (including the Business Combination), including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be for the account of, or paid by, the party incurring such fees, expenses and costs, provided that (i) if the Business Combination Agreement is terminated in accordance with its terms, Cvent will pay, or cause to be paid, all Unpaid Company Expenses and Dragoneer will pay, or cause to be paid, all Unpaid Dragoneer Expenses and (ii) if the Closing occurs, then Dragoneer will pay, or cause to be paid, all Unpaid Expenses (each capitalized term in these subclauses (i) and (ii), as defined in the Business Combination Agreement).

Nasdaq may not list New Cvent’s securities on its exchange, which could limit investors’ ability to make transactions in New Cvent’s securities and subject New Cvent to additional trading restrictions.

An active trading market for New Cvent’s securities following the Business Combination may never develop or, if developed, it may not be sustained. In connection with the Business Combination, in order to continue to maintain the listing of our securities on Nasdaq, we will be required to demonstrate compliance with Nasdaq’s listing requirements. We will apply to have New Cvent’s securities listed on Nasdaq upon consummation of the Business Combination. We cannot assure you that we will be able to meet all listing requirements. Even if New Cvent’s securities are listed on Nasdaq, New Cvent may be unable to maintain the listing of its securities in the future.

If New Cvent fails to meet the listing requirements and Nasdaq does not list its securities on its exchange, Cvent would not be required to consummate the Business Combination. In the event that Cvent elected to waive this condition, and the Business Combination was consummated without New Cvent’s securities being listed on Nasdaq or on another national securities exchange, New Cvent could face significant material adverse consequences, including, without limitation:

•	a limited availability of market quotations for New Cvent’s securities;

•	reduced liquidity for New Cvent’s securities;

•

a determination that New Cvent Common Stock is a “penny stock” which will require brokers trading in New Cvent Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for New Cvent’s securities;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If New Cvent’s securities were not listed on Nasdaq, such securities would not qualify as covered securities and we would be subject to regulation in each state in which we offer our securities because states are not preempted from regulating the sale of securities that are not covered securities.

Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our common shares.

Securities research analysts may establish and publish their own periodic projections for New Cvent following consummation of the Business Combination. These projections may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our share price or trading volume could decline. While we expect research analyst coverage following consummation of the Business Combination, if no analysts commence coverage of us, the market price and volume for our common shares could be adversely affected.

Shareholder litigation could prevent or delay the closing of the Business Combination or otherwise negatively impact our business, operating results and financial condition.

We may incur additional costs in connection with the defense or settlement of existing and any future shareholder litigation in connection with the proposed Business Combination. Litigation may adversely affect our ability to complete the proposed Business Combination. We could incur significant costs in connection with any such litigation lawsuits, including costs associated with the indemnification of obligations to our directors. Furthermore, one of the conditions to the closing of the proposed Acquisition is the absence of any governmental order or law preventing the Business Combination or making the consummation of the proposed transactions illegal. Consequently, if a plaintiff were to secure injunctive or other relief prohibiting, delaying or otherwise adversely affecting our ability to complete the proposed Business Combination, then such injunctive or other relief may prevent the proposed Business Combination from becoming effective within the expected time frame or at all.

We are subject to and New Cvent will be subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both Dragoneer’s costs and the risk of non-compliance and will increase both New Cvent’s costs and the risk of non-compliance.

We are and New Cvent will be subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and New Cvent’s efforts to comply likely will result in, increased general and administrative expenses and a diversion of management time and attention from seeking a business combination target.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to New Cvent’s disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

Cvent and New Cvent are subject to complex and evolving laws and regulations regarding privacy and data protection and could be negatively affected by security threats, including cyber security threats, and other disruptions.

Cvent’s platforms may be subject to various privacy and data protection laws including the GDPR, the CCPA, the CAN-SPAM Act, and the Telephone Consumer Protection Act. The landscape of such laws and regulations is continuously developing as demonstrated by the recent passage of state privacy and data protection laws in Virginia and Colorado. Although Cvent has implemented various measures and policies to comply with privacy and data protection laws and requirements, to monitor and mitigate security threats, and to increase security for its information absolute security and total compliance cannot be guaranteed.

Cvent has in the past faced, and it and its service providers may face in the future, various security threats, including increasingly sophisticated cyber security attacks that can involve unauthorized access to confidential and personal information and can sometimes render data or systems unusable. There can be no assurance that Cvent’s procedures and controls will be sufficient to prevent security breaches from occurring, particularly given the unpredictability of the timing, nature, and scope of information technology breaches, attacks, disruptions and other incidents. If any of these incidents were to occur, they could lead to losses of sensitive information, critical infrastructure or capabilities essential to Cvent’s operations and could have a material effect on its reputation, litigation and enforcement risk profile, financial position, results of operations, or cash flows.

Although Cvent maintains insurance that covers certain security and privacy breaches, it may not carry appropriate insurance or maintain sufficient coverage to compensate for all potential liability, and such insurance may not continue to be available to it on reasonable terms, if at all.

We are subject to and New Cvent will be subject to the FCPA and similar anti-bribery and anti-corruption laws.

Anti-corruption and anti-bribery laws have been enforced aggressively in recent years. Our business activities are, and New Cvent’s business activities will be, subject to the FCPA and similar anti-bribery and anti-corruption laws, regulations, or rules of other countries in which we operate, including the U.K. Bribery Act. These laws are interpreted broadly and prohibit companies, their employees, and third-party intermediaries from authorizing, promising, offering, or providing, either directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. The FCPA also requires public companies to maintain accurate books and records and to devise and maintain an adequate system of internal accounting controls. While only anticipated to represent a de minimis proportion of New Cvent’s total revenue, New Cvent may count among its customers a number of government entities. For example, in Dubai, customers include government-supported companies, while in the US and UK, customers include government-funded public universities, though such sales represent no more than 3% of total revenue. Particularly as New Cvent continues to increase its international sales efforts, New Cvent may engage with partners and third-party intermediaries to market its services and to obtain necessary permits, licenses, and other regulatory approvals. New Cvent’s third-party intermediaries may have direct or indirect dealings with those deemed by anti-corruption laws to be government officials, which also include interactions in countries known to experience public corruption, including Mexico, India, Thailand, and Brazil. Activities in such countries create the risk of unauthorized payments or offers of payments by one of New Cvent’s employees, consultants, partners, or third-party intermediaries that could be in violation of various anti-corruption laws. New Cvent has policies and controls intended to prevent these practices—e.g., a standalone Anti-Corruption Policy, Code of Business Conduct and Ethics, mandatory training on anti-corruption topics, financial controls, and a whistleblowing hotline, among others. While there is no certainty that all of New Cvent’s employees, consultants, partners, or third-party intermediaries will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws, New Cvent’s policies and controls aim to satisfy its obligation to comply with them. Violations of these laws and regulations could result in fines, criminal sanctions against New Cvent, its officers, or its employees, and liability for the actions of corrupt or other illegal activities of such third-party intermediaries, their employees, representatives, contractors, partners, and agents, even if New Cvent does not explicitly authorize such activities.

We are subject to and New Cvent will be subject to increasing global trade laws and regulations, particularly as it endeavors to increase its international sales efforts.

We are subject to and New Cvent will be subject to U.S. trade laws and regulations, including economic sanctions, export controls, and import laws, as well as similar trade laws and regulations in other countries in which it operates. Failure to comply with global trade laws and regulations can result in penalties and/or reputational harm. New Cvent’s increasing international sales efforts expose it to increased risk under these laws and regulations, and increasing and evolving global trade laws could impact New Cvent’s business.

Risks Related to the Consummation of the Domestication

Unless the context otherwise requires, any reference in this section of this proxy statement/prospectus/consent solicitation to “we,” “us” or “our” refers to Dragoneer prior to the Business Combination and to New Cvent and its subsidiaries following the Business Combination.

The Domestication may result in adverse tax consequences for holders of public shares.

U.S. Holders (as defined in “U.S. Federal Income Tax Considerations—U.S. Holders”) may be subject to U.S. federal income tax as a result of the Domestication. Because the Domestication will occur immediately prior to the redemption of New Cvent Common Stock, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of the Domestication. Additionally, non-U.S. Holders (as defined in “U.S. Federal Income Tax Considerations—Non-U.S. Holders” below) may become subject to withholding tax on any dividends paid or deemed paid on shares of New Cvent Common Stock after the Domestication.

As discussed more fully under “U.S. Federal Income Tax Considerations,” the Domestication generally should constitute a tax-deferred reorganization within the meaning of Section 368(a)(l)(F) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) to a statutory conversion of a corporation holding only investment-type assets such as Dragoneer, this result is not entirely clear. Accordingly, due to the absence of such guidance, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position. If the Domestication fails to qualify as a reorganization under Section 368(a)(1)(F) of the Code, subject to the PFIC rules described in further detail below, a U.S. Holder generally would recognize gain or loss with respect to its public shares in an amount equal to the difference, if any, between the fair market value of the corresponding shares of New Cvent Common Stock received in the Domestication and the U.S. Holder’s adjusted tax basis in its public shares surrendered in exchange therefor.

In the case of a transaction, such as the Domestication, that should qualify as a tax-deferred reorganization within the meaning of Section 368(a)(1)(F) of the Code, U.S. Holders will be subject to Section 367(b) of the Code and, as a result: a U.S. Holder who on the day of the Domestication beneficially owns (actually and constructively) public shares with a fair market value of less than $50,000 on the date of the Domestication generally will not recognize any gain or loss and will not be required to include any part of Dragoneer’s earnings in income in respect of the Domestication; a U.S. Holder who on the day of the Domestication beneficially owns (actually and constructively) public shares with a fair market value of $50,000 or more, but less than 10% of the total combined voting power of all classes of our shares entitled to vote and less than 10% or more of the total value of all classes of our shares, generally will recognize gain (but not loss) in respect of the Domestication as if such U.S. Holder is deemed to have exchanged its public shares for shares of New Cvent Common Stock in a taxable transaction, unless such U.S. Holder elects in accordance with applicable Treasury Regulations to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367(b) of the Code) attributable to the public shares held directly by such U.S. Holder; and a U.S. Holder who on the day of the Domestication beneficially owns (actually or constructively) 10% or more of the total combined voting power of all classes of our shares entitled to vote or 10% or more of the total value of all classes of our shares, will generally be required to include in income as a deemed dividend the “all earnings and profits amount” attributable to the public shares held directly by such U.S. Holder; however, any such U.S.

Holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code (participation exemption).

As discussed more fully under “U.S. Federal Income Tax Considerations—U.S. Holders—PFIC Considerations,” Dragoneer believes that it is likely classified as a PFIC for U.S. federal income tax purposes. Therefore, certain U.S. Holders may be subject to adverse tax consequences as a result of the Domestication.

Upon consummation of the Business Combination, the rights of holders of New Cvent Common Stock arising under the DGCL as well as Proposed Governing Documents will differ from and may be less favorable to the rights of holders of Class A ordinary shares arising under Cayman Islands law as well as our current memorandum and articles of association.

Upon consummation of the Business Combination, the rights of holders of New Cvent Common Stock will arise under the Proposed Governing Documents as well as the DGCL. Those new organizational documents and the DGCL contain provisions that differ in some respects from those in the Existing Governing Documents and Cayman Islands law and, therefore, some rights of holders of New Cvent Common Stock could differ from the rights that holders of Class A ordinary shares currently possess. For instance, while class actions are generally not available to shareholders under Cayman Islands law, such actions are generally available under the DGCL. This change could increase the likelihood that New Cvent becomes involved in costly litigation, which could have a material adverse effect on New Cvent.

In addition, there are differences between the Proposed Governing Documents of New Cvent and the current constitutional documents of Dragoneer. For a more detailed description of the rights of holders of New Cvent Common Stock and how they may differ from the rights of holders of Class A ordinary shares, please see “Comparison of Corporate Governance and Shareholder Rights.” The forms of the Proposed Certificate of Incorporation and the Proposed Bylaws of New Cvent are attached as Annex C and Annex D, respectively, to this proxy statement/prospectus/consent solicitation, and you should read them.

Delaware law and New Cvent’s Proposed Governing Documents contain certain provisions, including anti-takeover provisions, that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

The Proposed Governing Documents that will be in effect upon consummation of the Business Combination, and the DGCL, contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by the New Cvent Board and therefore depress the trading price of New Cvent Common Stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of the New Cvent board of directors or taking other corporate actions, including effecting changes in our management. Among other things, the Proposed Governing Documents include provisions regarding:

•

the ability of the New Cvent Board to issue shares of New Cvent Preferred Stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	the limitation of the liability of, and the indemnification of, New Cvent’s directors and officers;

•

the requirement that a special meeting of stockholders may be called only by a majority of the entire New Cvent Board, which could delay the ability of stockholders to force consideration of a proposal or to take action, including the removal of directors;

•	controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings;

•	the ability of the New Cvent Board to amend the bylaws, which may allow the New Cvent Board to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt; and

•

advance notice procedures with which stockholders must comply to nominate candidates to the New Cvent Board or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the New Cvent Board, and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of New Cvent.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the New Cvent Board or management.

New Cvent’s Proposed Certificate of Incorporation will designate the Delaware Court of Chancery or the United States federal district courts as the sole and exclusive forum for substantially all disputes between New Cvent and its stockholders, which could limit New Cvent’s stockholders’ ability to obtain a favorable judicial forum for disputes with New Cvent or its directors, officers, stockholders, employees or agents.

The Proposed Certificate of Incorporation, which will be in effect upon consummation of the Business Combination, provides that, unless New Cvent consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for state law claims for (i) any derivative action or proceeding brought on behalf of New Cvent, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee, agent or stockholder of New Cvent to New Cvent or New Cvent’s stockholders, or any claim for aiding or abetting such an alleged breach, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or the Proposed Certificate of Incorporation or Proposed Bylaws, or (iv) any action asserting a claim against New Cvent governed by the internal affairs doctrine. The foregoing provisions will not apply to any claims arising under the Exchange Act or the Securities Act and, unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts will be the sole and exclusive forum for resolving any action asserting a claim arising under the Securities Act.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules or regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such Securities Act claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, New Cvent’s Proposed Certificate of Incorporation will provide that, unless we consent in writing to the selection of an alternative forum, United States District Court for the District of Delaware shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. There is uncertainty as to whether a court would enforce the forum provision with respect to claims under the federal securities laws.

This choice of forum provision in our Proposed Certificate of Incorporation may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with New Cvent or any of New Cvent’s directors, officers, or other employees, which may discourage lawsuits with respect to such claims. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find the choice of forum provision contained in the Proposed Certificate of Incorporation to be inapplicable or unenforceable in an action, New Cvent may incur additional costs associated with resolving such action in other jurisdictions, which could harm New Cvent’s business, results of operations and financial condition. Furthermore, investors cannot waive compliance with the federal securities laws and regulations thereunder.

Risks Related to the Redemption

Unless the context otherwise requires, any reference in this section of this proxy statement/prospectus/consent solicitation to “we,” “us” or “our” refers to Dragoneer prior to the Business Combination and to New Cvent and its subsidiaries following the Business Combination.

Public shareholders who wish to redeem their public shares for a pro rata portion of the trust account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus/consent solicitation, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the trust account.

A public shareholder will be entitled to receive cash for any public shares to be redeemed only if such public shareholder: (i) holds public shares; (ii) submits a written request to Continental, Dragoneer’s transfer agent, in which it (a) requests that New Cvent redeem all or a portion of its public shares for cash, and (b) identifies itself as a beneficial holder of the public shares and provides its legal name, phone number and address; and (iii) delivers its share certificates (if any) and other redemption forms (as applicable) to Continental, Dragoneer’s transfer agent, physically or electronically through DTC. Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on [•] (two business days before the extraordinary general meeting) in order for their shares to be redeemed. In order to obtain a physical share certificate, a shareholder’s broker and/or clearing broker, DTC and Continental, Dragoneer’s transfer agent, will need to act to facilitate this request. It is Dragoneer’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because Dragoneer does not have any control over this process or over DTC, it may take significantly longer than two weeks to obtain a physical certificate. If it takes longer than anticipated to obtain a physical certificate, public shareholders who wish to redeem their public shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.

If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its share certificates (if any) and other redemption forms (as applicable) to Continental, Dragoneer’s transfer agent, New Cvent will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of our initial public offering, calculated as of two business days prior to the consummation of the Business Combination. Please see the section entitled “Extraordinary General Meeting of Dragoneer—Redemption Rights” for additional information on how to exercise your redemption rights.

If a public shareholder fails to receive notice of Dragoneer’s offer to redeem public shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

If, despite Dragoneer’s compliance with the proxy rules, a public shareholder fails to receive Dragoneer’s proxy materials, such public shareholder may not become aware of the opportunity to redeem his, her or its public shares. In addition, the proxy materials that Dragoneer is furnishing to holders of public shares in connection with the Business Combination describes the various procedures that must be complied with in order to validly redeem the public shares. In the event that a public shareholder fails to comply with these procedures, its public shares may not be redeemed. Please see the section entitled “Extraordinary General Meeting of Dragoneer—Redemption Rights” for additional information on how to exercise your redemption rights.

Dragoneer does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for us to complete the Business Combination with which a substantial majority of Dragoneer’s shareholders do not agree.

The Existing Governing Documents do not provide a specified maximum redemption threshold, except that Dragoneer will not redeem public shares in an amount that would cause Dragoneer’s net tangible assets to be less than $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement and the PIPE Financing (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act).

As a result, Dragoneer may be able to complete the Business Combination even though a substantial portion of public shareholders do not agree with the transaction and have redeemed their shares or have entered into privately negotiated agreements to sell their shares to Sponsor, directors or officers or their affiliates. As of the date of this proxy statement/prospectus/consent solicitation, no agreements with respect to the private purchase of public shares by Dragoneer or the persons described above have been entered into with any such investor or holder. Dragoneer will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. The Business Combination Agreement requires Dragoneer to maintain a minimum amount of cash within the trust account such that Dragoneer would be able to complete the Business Combination Agreement even if a substantial portion of the public shareholders redeem their shares. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of more than 15% of the public shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the public shares.

A public shareholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the public shares. In order to determine whether a shareholder is acting in concert or as a group with another shareholder, Dragoneer will require each public shareholder seeking to exercise redemption rights to certify to Dragoneer whether such shareholder is acting in concert or as a group with any other shareholder. Such certifications, together with other public information relating to stock ownership available to Dragoneer at that time, such as Section 13D, Section 13G and Section 16 filings under the Exchange Act, will be the sole basis on which Dragoneer makes the above-referenced determination. Your inability to redeem any such excess shares will reduce your influence over Dragoneer’s ability to consummate the Business Combination and you could suffer a material loss on your investment in Dragoneer if you sell such excess shares in open market transactions. Additionally, you will not receive redemption distributions with respect to such excess shares if Dragoneer consummates the Business Combination. As a result, you will continue to hold that number of shares aggregating to more than 15% of the public shares and, in order to dispose of such excess shares, would be required to sell your stock in open market transactions, potentially at a loss. Dragoneer cannot assure you that the value of such excess shares will appreciate over time following the Business Combination or that the market price of the public shares will exceed the per-share redemption price. Notwithstanding the foregoing, shareholders may challenge Dragoneer’s determination as to whether a shareholder is acting in concert or as a group with another shareholder in a court of competent jurisdiction.

However, Dragoneer’s shareholders’ ability to vote all of their shares (including such excess shares) for or against the Business Combination is not restricted by this limitation on redemption.

There is no guarantee that a shareholder’s decision whether to redeem its shares for a pro rata portion of the trust account will put the shareholder in a better future economic position.

Dragoneer can give no assurance as to the price at which a shareholder may be able to sell its public shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in Dragoneer share price, and may result in a lower value realized now than a shareholder of Dragoneer might realize in the future had the shareholder not redeemed its shares. Similarly, if a shareholder does not redeem its shares, the shareholder will bear the risk of ownership of the public shares after the consummation of any initial business combination, and there can be no assurance that a shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus/consent solicitation. A shareholder should consult the shareholder’s own financial advisor for assistance on how this may affect his, her or its individual situation.

The securities in which we invest the funds held in the trust account could bear a negative rate of interest, which could reduce the value of the assets held in trust such that the per-share redemption amount received by public shareholders may be less than $10.00 per share.

The proceeds held in the trust account will be invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations. While short-term U.S. government treasury obligations currently yield a positive rate of interest, they have briefly yielded negative interest rates in recent years. Central banks in Europe and Japan pursued interest rates below zero in recent years, and the Open Market Committee of the Federal Reserve has not ruled out the possibility that it may in the future adopt similar policies in the United States. In the event that we are unable to complete our initial business combination or make certain amendments to our amended and restated memorandum and articles of association, our public shareholders are entitled to receive their pro-rata share of the proceeds held in the trust account, plus any interest income, net of income taxes paid or payable (less, in the case we are unable to complete our initial business combination, $100,000 of interest to pay dissolution expenses). Negative interest rates could reduce the value of the assets held in trust such that the per-share redemption amount received by public shareholders may be less than $10.00 per share.

Risks if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination and the Domestication, the Dragoneer Board will not have the ability to adjourn the extraordinary general meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved, and, therefore, the Business Combination may not be consummated.

The Dragoneer Board is seeking approval to adjourn the extraordinary general meeting to a later date or dates if, at the extraordinary general meeting, based upon the tabulated votes, there are insufficient votes to approve each of the Condition Precedent Proposals. If the Adjournment Proposal is not approved, the Dragoneer Board will not have the ability to adjourn the extraordinary general meeting to a later date and, therefore, will not have more time to solicit votes to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.

Risks if the Domestication and the Business Combination are not Consummated

References in this section to “we,” “us” and “our” refer to Dragoneer.

If we are not able to complete the Business Combination with Cvent nor able to complete another business combination by February 19, 2023, in each case, as such date may be extended pursuant to our Existing Governing Documents, we would cease all operations except for the purpose of winding up and we would redeem our Class A ordinary shares and liquidate the trust account, in which case our public shareholders may only receive approximately $10.00 per share.

If we are not able to complete the Business Combination with Cvent nor able to complete another business combination by February 19, 2023, in each case, as such date may be extended pursuant to our Existing Governing Documents we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest will be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such case, our public shareholders may only receive approximately $10.00 per share.

You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your public shares, potentially at a loss.

Our public shareholders will be entitled to receive funds from the trust account only upon the earlier to occur of: (i) the completion of a business combination (including the closing of the Business Combination), and then only in connection with those Class A ordinary shares that such shareholder properly elected to redeem, subject to the limitations described herein, (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Existing Governing Documents (A) to modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with a business combination or to redeem 100% of our public shares if we do not complete our initial business combination by February 19, 2023 or (B) with respect to any other provision relating to the rights of holders of our Class A ordinary shares, and (iii) the redemption of our public shares if we have not consummated an initial business by February 19, 2023, subject to applicable law and as further described herein. Public shareholders who redeem their public shares in connection with a shareholder vote described in clause (ii) in the preceding sentence will not be entitled to funds from the trust account upon the subsequent completion of an initial business combination or liquidation if we have not consummated an initial business combination by February 19, 2023, with respect to such public shares so redeemed. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account. Accordingly, to liquidate your investment, you may be forced to sell your public shares, potentially at a loss.

If we do not consummate an initial business combination by February 19, 2023, our public shareholders may be forced to wait until after February 19, 2023 before redemption from the trust account.

If we are unable to consummate our initial business combination by February 19, 2023 (as such date may be extended pursuant to our Existing Governing Documents), we will distribute the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our income taxes, if any (less up to $100,000 of the net interest earned thereon to pay dissolution expenses), pro rata to our public shareholders by way of redemption and cease all operations except for the purposes of winding up of our affairs, as further described in this proxy statement/prospectus/consent solicitation. Any redemption of public shareholders from the trust account shall be affected automatically by function of the Existing Governing Documents prior to any voluntary winding up. If we are required to wind-up, liquidate the trust account and distribute such amount therein, pro rata, to our public shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with Cayman Islands law. In that case, investors may be forced to wait beyond February 19, 2023 (as such date may be extended pursuant to our Existing Governing Documents), before the redemption proceeds of the trust account become available to them, and they receive the return of their pro rata portion of the proceeds from the trust account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless, prior thereto, we consummate our initial business combination or amend certain provisions of our Existing Governing Documents, and only then in cases where investors have sought to redeem their public shares. Only upon our redemption or any liquidation will public shareholders be entitled to distributions if we do not complete our initial business combination and do not amend our Existing Governing Documents. Our Existing Governing Documents provide that, if we wind up for any other reason prior to the consummation of our initial business combination, we will follow the foregoing procedures with respect to the liquidation of the trust account as promptly as reasonably possible but not more than ten business days thereafter, subject to applicable Cayman Islands law.

If the net proceeds of our initial public offering not being held in the trust account are insufficient to allow us to operate through February 19, 2023, and we are unable to obtain additional capital, we may be unable to complete our initial business combination, in which case our public shareholders may only receive $10.00 per share.

As of June 30, 2021, we had cash of $1,966,727 held outside the trust account, which is available for use by us to cover the costs associated with identifying a target business and negotiating a business combination and other general corporate uses. In addition, as of June 30, 2021, we had total current liabilities of approximately $3,394,208. The funds available to us outside of the trust account may not be sufficient to allow us to operate until February 19, 2023, assuming that our initial business combination is not completed during that time. Of the funds available to us, we could use a portion of the funds available to us to pay fees to consultants to assist us with our search for a target business. We could also use a portion of the funds as a down payment or to fund a “no-shop” provision (a provision in letters of intent designed to keep target businesses from “shopping” around for transactions with other companies on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into a letter of intent where we paid for the right to receive exclusivity from a target business and were subsequently required to forfeit such funds (whether as a result of our breach or otherwise), we might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business.

If we are required to seek additional capital, we would need to borrow funds from Sponsor, members of our management team or other third parties to operate or may be forced to liquidate. Any such advances would be repaid only from funds held outside the trust account or from funds released to us upon completion of our initial business combination. If we are unable to obtain additional financing, we may be unable to complete our initial business combination. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account. Consequently, our public shareholders may only receive approximately $10.00 per share on our redemption of the public shares.

CVENT SOLICITATION OF WRITTEN CONSENTS

This section contains information for the Cvent Stockholders regarding the solicitation of written consents to adopt the Business Combination Agreement by executing and delivering the written consent furnished with this proxy statement/prospectus/consent solicitation statement.

Purpose of the Consent Solicitation

The Cvent Stockholders are being asked to (i) adopt the Business Combination Agreement and approve the transactions contemplated thereby, including the Mergers, and (ii) approve, on a non-binding advisory basis, each of the amendments described in Proposal Nos. 3-7 of this proxy statement/prospectus/consent solicitation statement, by executing and delivering the written consent furnished with this proxy statement/prospectus/consent solicitation statement.

The Cvent Board has unanimously determined that the Business Combination Agreement, the Mergers contemplated by the Business Combination Agreement and the other transactions contemplated by the Business Combination Agreement, including the amendments described in Proposal Nos. 3-7 of this proxy statement/prospectus/consent solicitation statement, are advisable, fair to and in the best interests of Cvent and the Cvent Stockholders and approved the Business Combination Agreement and the transactions contemplated thereby, including the Mergers. The Cvent Board recommends that the Cvent Stockholders execute and deliver the written consent furnished with this proxy statement/prospectus/consent solicitation statement and thereby adopt the Business Combination Agreement and approve the Mergers and the other transactions contemplated by the Business Combination Agreement.

Furthermore, Cvent and the Cvent Stockholders with a sufficient number of votes to achieve the Business Combination entered into Transaction Support Agreements, pursuant to which, among other things, such Cvent Supporting Shareholders, representing approximately 98.3% of the outstanding voting power of Cvent capital stock as of June 30, 2021, agreed to vote their shares of Cvent common stock in favor of the adoption of the Business Combination Agreement and the approval of the transactions contemplated thereby, including the Business Combination.

Record Date

Only the Cvent Stockholders of record holding shares of Cvent common stock at the close of business on the record date of [•], 2021 (the “Cvent Record Date”) will be notified of and be entitled to sign and deliver written consents with respect to the written consent furnished with this proxy statement/prospectus/consent solicitation statement.

Cvent Stockholders Entitled to Consent

On the Cvent Record Date, there were [•] shares outstanding of Cvent capital stock eligible to consent with respect to the Cvent Proposal, consisting of [•] shares of Cvent common stock.

Consents; Required Consents

Written consents from the holders of a majority of the outstanding shares of Cvent common stock are required to adopt the Business Combination Agreement and approve the transactions contemplated thereby, including the Business Combination.

EXTRAORDINARY GENERAL MEETING OF DRAGONEER

General

Dragoneer is furnishing this proxy statement/prospectus/consent solicitation to Dragoneer’s shareholders as part of the solicitation of proxies by the Dragoneer Board for use at the extraordinary general meeting of Dragoneer to be held on [●], 2021, and at any adjournment thereof. This proxy statement/prospectus/consent solicitation is first being furnished to Dragoneer’s shareholders on or about [●], 2021 in connection with the vote on the proposals described in this proxy statement/prospectus/consent solicitation. This proxy statement/prospectus/consent solicitation provides Dragoneer’s shareholders with information they need to know to be able to vote or instruct their vote to be cast at the extraordinary general meeting.

Date, Time and Place

The extraordinary general meeting will be held at [●], [●], 2021, at [●], or virtually via live webcast at [●], unless the extraordinary general meeting is adjourned. As all shareholders are no doubt be aware, due to the current novel coronavirus (“COVID-19”) global pandemic, there are restrictions in place in many jurisdictions relating to the ability to conduct in-person meetings. As part of our precautions regarding COVID-19, we are planning for the meeting to also be held virtually over the internet, but the physical location of the meeting will remain at the location specified above.

Purpose of the Dragoneer Extraordinary General Meeting

At the extraordinary general meeting, Dragoneer is asking holders of ordinary shares to consider and vote upon:

•	a proposal to approve by ordinary resolution and adopt the Business Combination Agreement, including the Mergers, and the transactions contemplated thereby;

•	a proposal to approve by special resolution the Domestication;

•	a proposal to approve by special resolution the adoption and approval of the Proposed Certificate of Incorporation and Proposed Bylaws;

•

the following five separate proposals to approve, on a non-binding advisory basis, by ordinary resolution the following material differences between the Existing Governing Documents and the Proposed Governing Documents:

•

to authorize the change in the authorized share capital of Dragoneer from US$22,100 divided into (i) 200,000,000 Class A ordinary shares, par value $0.0001 per share, 20,000,000 Class B ordinary shares, par value $0.0001 per share, and 1,000,000 preference shares, par value $0.0001 per share, to (ii) 1,500,000,000 shares of New Cvent Common Stock and 1,000,000 shares of New Cvent Preferred Stock;

•

to authorize the New Cvent Board to issue any or all shares of New Cvent Preferred Stock in one or more classes or series, with such terms and conditions as may be expressly determined by the New Cvent Board and as may be permitted by the DGCL;

•	to provide that certain provisions of the certificate of incorporation of New Cvent are subject to the Investor Rights Agreement;

•	the removal of the ability of New Cvent stockholders to take action by written consent in lieu of a meeting; and

•

to amend and restate the Existing Governing Documents and authorize all other changes in connection with the replacement of Existing Governing Documents with the Proposed Governing Documents as part of the Domestication, including (i) changing the post-Business Combination corporate name from “Dragoneer Growth Opportunities Corp. II” to “Cvent Holding Corp.” (which is expected to occur upon the effectiveness of the Domestication), (ii) making New

Cvent’s corporate existence perpetual, (iii) adopting Delaware as the exclusive forum for certain stockholder litigation and the United States District Court for the District of Delaware as the exclusive forum for litigation arising out of the Securities Act, (iv) electing to not be governed by Section 203 of the DGCL and (v) removing certain provisions related to our status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which the Dragoneer Board believes is necessary to adequately address the needs of New Cvent after the Business Combination.

•	a proposal to approve by ordinary resolution shares of New Cvent Common Stock issued in connection with the Business Combination and the PIPE Financing pursuant to Nasdaq Listing Rule 5635;

•	a proposal to approve and adopt by ordinary resolution the 2021 Plan;

•	a proposal to approve and adopt by ordinary resolution the Employee Stock Purchase Plan; and

•

a proposal to approve by ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates to, among other things, permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting.

Each of the Business Combination Proposal, the Domestication Proposal, the Proposed Charter and Bylaws Proposal, the Nasdaq Proposal, and the Incentive Equity Plan Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. The Advisory Governing Documents Proposals are non-binding advisory proposals that are not conditions precedent to the consummation of the Business Combination and a vote against will have no impact on the provisions of the new certificate of incorporation or new bylaws of New Cvent. Neither the Adjournment Proposal nor the ESPP Proposal is conditioned on any other proposal.

Recommendation of the Dragoneer Board

The Dragoneer Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of Dragoneer and its shareholders and unanimously recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “FOR” the Proposed Charter and Bylaws Proposal, “FOR” each of the separate Advisory Governing Documents Proposals, “FOR” the Nasdaq Proposal, “FOR” the Incentive Equity Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting.

The existence of financial and personal interests of one or more of Dragoneer’s directors results in conflicts of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Dragoneer and its shareholders and what he, she or they may believe is best for himself, herself or themselves, including what’s best for other investment vehicles advised by affiliates of Dragoneer, in determining to recommend that shareholders vote for the proposals. In addition, Dragoneer’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of Dragoneer’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Record Date; Who is Entitled to Vote

Dragoneer shareholders holding shares in “street name” will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned ordinary shares at the close of business on [●], 2021, which is the “record date” for the extraordinary general meeting. Shareholders will have one vote for each ordinary share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. As of the close of business on the record date, there were 27,600,000 Class A ordinary shares issued and outstanding, 752,000 private placement shares issued and outstanding held by Sponsor, and 6,900,000 Class B ordinary shares issued and outstanding, all of which are held by the Initial Shareholders.

Quorum

A quorum of Dragoneer shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if one or more shareholders who together hold not less than a majority of the issued and outstanding ordinary shares entitled to vote at the extraordinary general meeting are represented in person or by proxy at the extraordinary general meeting. As of the record date for the extraordinary general meeting, 17,626,001 ordinary shares (or, excluding the ordinary shares held by the Initial Shareholders, 13,800,001 ordinary shares) would be required to achieve a quorum.

Abstentions and Broker Non-Votes

Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to Dragoneer but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal. If a shareholder does not give the broker voting instructions, under applicable self-regulatory organization rules, its broker may not vote its shares on “non-routine” proposals, such as the Business Combination Proposal or any of the other Condition Precedent Proposals.

Vote Required for Approval

The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds (2/3) of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Because the Domestication Proposal involves a vote to continue Dragoneer outside the jurisdiction of the Cayman Islands, holders of Class B ordinary shares will have ten votes per Class B ordinary share and holders of Class A ordinary shares will have one vote per Class A ordinary share for purposes of the Domestication Proposal. Holders of Class B ordinary shares and Class A ordinary shares will have one vote per share on all other proposals.

The approval of the Proposed Charter and Bylaws Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds (2/3) of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

The approval of each of the Advisory Governing Documents Proposals requires an ordinary resolution under Cayman Island law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

The approval of the Nasdaq Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

The approval of the Incentive Equity Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

The approval of the ESPP Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

Each of the Business Combination Proposal, the Domestication Proposal, the Proposed Charter and Bylaws Proposal, the Nasdaq Proposal, and the Incentive Equity Plan Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. The Advisory Governing Document Proposals are non-binding advisory proposals that are not conditions precedent to the consummation of the Business Combination and a vote against will have no impact on the provisions of the new certificate of incorporation or new bylaws of New Cvent. Neither the Adjournment Proposal nor the ESPP Proposal is conditioned on any other proposal.

Voting Your Shares

Each ordinary share that you own in your name entitles you to one vote. Your proxy card shows the number of ordinary shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

There are two ways to vote your ordinary shares at the extraordinary general meeting:

•

You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Dragoneer Board “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “FOR” the Proposed Charter and Bylaws Proposal, “FOR” each of the separate Advisory Governing Documents Proposals, “FOR” the Nasdaq Proposal, “FOR” the Incentive Equity Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting. Votes received after a matter has been voted upon at the extraordinary general meeting will not be counted.

•

You can attend the extraordinary general meeting and vote in person, or you may attend the extraordinary general meeting virtually and vote electronically. However, if your shares are held in the name of your broker, bank or another nominee, you must get a valid legal proxy from the broker, bank or other nominee. That is the only way Dragoneer can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are a Dragoneer shareholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•	you may send another proxy card with a later date;

•	you may notify Dragoneer’s general counsel in writing before the extraordinary general meeting that you have revoked your proxy; or

•	you may attend the extraordinary general meeting, revoke your proxy, and vote in person or electronically, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your ordinary shares, you may call Morrow Sodali, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing DGNS@investor.morrowsodali.com.

Redemption Rights

In connection with the proposed Business Combination, pursuant to the Existing Governing Documents, a public shareholder may request of Dragoneer that New Cvent redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

(i)	hold public shares;

(ii)

submit a written request to Continental, Dragoneer’s transfer agent, in which you (i) request that New Cvent redeem all or a portion of your public shares for cash, and (ii) identify yourself as the beneficial holder of the public shares and provide your legal name, phone number and address; and

(iii)	deliver your share certificates (if any) and other redemption forms (as applicable) to Continental, Dragoneer’s transfer agent, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on [•], 2021 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem its shares. Public shareholders may elect to redeem all or a portion of the public shares held by them regardless of if or how they vote in respect of the Business Combination Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its share certificates (if any) and other redemption forms (as applicable) to Continental, Dragoneer’s transfer agent, New Cvent will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of June 30, 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place following the Domestication and accordingly it is shares of New Cvent Common Stock that will be redeemed immediately after consummation of the Business Combination.

If you hold the shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically, along with the other redemption forms (as applicable). Shares of New Cvent Common Stock that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through DTC’s DWAC system. The transfer agent will typically charge the tendering broker $80 and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the proposed business combination is not consummated this may result in an additional cost to shareholders for the return of their shares.

Any request for redemption, once made by a holder of public ordinary shares, may not be withdrawn once submitted to Dragoneer unless the Dragoneer Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part). If you deliver your share certificates (if any) and other redemption forms (as applicable) for redemption to Continental, our transfer agent, and later decide prior to the extraordinary general meeting not to elect redemption, you may request that our transfer agent return the share certificates (if any) and the shares (physically or electronically) to you. You may make such request by contacting Continental, our transfer agent, at the phone number or address listed at the end of this section.

Any corrected or changed written exercise of redemption rights must be received by Continental, our transfer agent, prior to the vote taken on the Business Combination Proposal at the extraordinary general meeting. No request for redemption will be honored unless the holder’s share certificates (if any) and other redemption forms (as applicable) have been delivered (either physically or electronically) to Continental, our agent, at least two business days prior to the vote at the extraordinary general meeting.

The Initial Shareholders have, pursuant to the Sponsor Letter Agreement, agreed to, among other things, vote all of their ordinary shares in favor of the proposals being presented at the extraordinary general meeting and waive their redemption rights with respect to such ordinary shares in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus/consent solicitation, the Initial Shareholders own approximately 21.7% of the issued and outstanding ordinary shares. See “Business Combination Proposal—Related Agreements—Sponsor Letter Agreement” in the accompanying proxy statement/prospectus/consent solicitation for more information related to the Sponsor Letter Agreement.

The closing price of public shares on June 30, 2021 was $10.10. For illustrative purposes, as of June 30, 2021, assets held in the trust account plus accrued interest thereon totaled $276,008,777 or $10.00 per issued and outstanding public share.

Prior to exercising redemption rights, public shareholders should verify the market price of the public shares as they may receive higher proceeds from the sale of their public shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Dragoneer cannot assure its shareholders that they will be able to sell their public shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.

Appraisal Rights

Our shareholders do not have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

Pursuant to Section 262 of the DGCL, the Cvent Stockholders who comply with the applicable requirements of Section 262 of the DGCL and do not otherwise fail to perfect, waive, withdraw or lose the right to appraisal under Delaware law have the right to seek appraisal of the fair value of their shares of Cvent common stock, as determined by the Court of Chancery, if the Mergers are completed. The “fair value” of your shares of Cvent common stock as determined by the Court of Chancery may be more or less than, or the same as, the value of the consideration that you are otherwise entitled to receive under the Business Combination Agreement. The Cvent Stockholders who do not consent to the adoption of the Business Combination Agreement and who wish to preserve their appraisal rights must so advise Cvent by submitting a demand for appraisal within the period prescribed by Section 262 of the DGCL after receiving a notice from Cvent that appraisal rights are available to them, and must otherwise precisely follow the procedures prescribed by Section 262 of the DGCL. This proxy statement/prospectus/consent solicitation statement does not constitute such a notice, and such notice will be provided at a later time. Failure to follow any of the statutory procedures set forth in Section 262 of the DGCL may result in the loss or waiver of appraisal rights under Delaware law. In view of the complexity of Section 262 of the DGCL, the Cvent Stockholders who may wish to pursue appraisal rights should consult their legal and financial advisors. For additional information on appraisal rights available to the Cvent Stockholders, see the section titled “Appraisal Rights” beginning on page 215 of this proxy statement/prospectus/consent solicitation statement, which is qualified by the copy of Section 262 of the DGCL attached as Annex M to this proxy statement/prospectus/consent solicitation statement.

Proxy Solicitation Costs

Dragoneer is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. Dragoneer and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Dragoneer will bear the cost of the solicitation.

Dragoneer has hired Morrow Sodali to assist in the proxy solicitation process. Dragoneer will pay that firm a fee of $35,000 plus disbursements. Such fee will be paid with non-trust account funds.

Dragoneer will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Dragoneer will reimburse them for their reasonable expenses.

Dragoneer Initial Shareholders’ Agreements

As of the date of this proxy statement/prospectus/consent solicitation, there are 35,252,000 ordinary shares issued and outstanding, which includes an aggregate of 6,900,000 Class B ordinary shares held by the Initial Shareholders, including Sponsor.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our Initial Shareholders, Vista, Cvent and/or their directors, officers, advisors or respective affiliates (including separate accounts or other accounts, clients or pooled investment vehicles advised by, or affiliated with, Dragoneer Investment Group, LLC or its affiliates) may purchase public shares from institutional and other investors, including those who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our Initial Shareholders, Vista, Cvent and/or their directors, officers, advisors or respective affiliates (including separate accounts or other accounts, clients or pooled investment vehicles advised by, or affiliated with, Dragoneer Investment Group, LLC or its affiliates) purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. Our Initial Shareholders, Vista, Cvent, and/or their directors, officers, advisors or respective affiliates (including separate accounts or other accounts, clients or pooled investment vehicles advised by, or affiliated with, Dragoneer Investment Group, LLC or its affiliates) may also purchase public shares, including from institutional and other investors, including those who indicate an intention to redeem our shares, or, if the price per share of our shares falls below $10.00 per share, such parties may seek to enforce their redemption rights. The above described activity could be especially prevalent in and around the time of Closing. The purpose of such share purchases and other transactions would be for investment purposes and/or to increase the likelihood of satisfaction of the requirements that (i) the Business Combination Proposal, the Advisory Governing Documents Proposals, the Nasdaq Proposal, the Incentive Equity Plan Proposal, the ESPP Proposal and the Adjournment Proposal are approved by the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter, (ii) the Domestication Proposal and the Proposed Charter and Bylaws Proposal are approved by the affirmative vote of at least two-thirds (2/3) of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter, (iii) otherwise limit the number of public shares electing to redeem and (iv) New Cvent’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement and the PIPE Financing. Our Initial Shareholders, Vista, Cvent and/or their directors, officers, advisors or respective affiliates (including separate accounts or other accounts, clients or pooled investment vehicles advised by, or affiliated with, Dragoneer Investment Group, LLC or its affiliates) may also purchase shares from institutional and other investors for investment purposes.

Entering into any such arrangements may have a depressive effect on the ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he, she or they own, either at or prior to the Business Combination.

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

BUSINESS COMBINATION PROPOSAL

Overview

We are asking our shareholders to adopt and approve the Business Combination Agreement, certain related agreements and the transactions contemplated thereby (including the Business Combination). Dragoneer shareholders should read carefully this proxy statement/prospectus/consent solicitation in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus/consent solicitation, and the transactions contemplated thereby. Please see “—The Business Combination Agreement” below for additional information and a summary of certain terms of the Business Combination Agreement. You should read the Business Combination Agreement in its entirety before voting on this proposal.

Because we are holding a shareholder vote on the Business Combination, we may consummate the Business Combination only if it is approved by the affirmative vote of at least a majority of the votes cast by the holders of the issued of ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

The Business Combination Agreement

This subsection of the proxy statement/prospectus/consent solicitation describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus/consent solicitation. You should read the Business Combination Agreement in its entirety because it is the primary legal document that governs the Business Combination.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in part by the underlying disclosure schedules (the “disclosure schedules”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure schedules contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Business Combination Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus/consent solicitation. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus/consent solicitation as characterizations of the actual state of facts about Dragoneer, Sponsor, Cvent or any other matter.

On July 23, 2021, Dragoneer, Merger Sub I, Merger Sub II and Cvent entered into the Business Combination Agreement, which provides for, among other things, the following transactions:

(a)

On the Closing Date, prior to the time at which the First Effective Time occurs, Dragoneer will change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware, upon which Dragoneer will change its name to “Cvent Holding Corp.”; and

(b)

the parties to the Business Combination Agreement will cause two certificates of merger to be executed and filed with the Secretary of State of the State of Delaware, pursuant to which, respectively, (i) Merger Sub I will merge with and into Cvent, with Cvent as the surviving company in the First Merger and (ii) Cvent as the surviving company in the First Merger will merge with and into Merger Sub II, with Merger Sub II as the surviving company in the Second Merger, and, after giving effect to such mergers, Merger Sub II will be a wholly-owned subsidiary of Dragoneer. In accordance with the terms and subject to the conditions of the Business Combination Agreement, at the Second Effective Time, each share and equity award of Cvent outstanding as of immediately prior to the Second Effective Time will be exchanged for shares of New Cvent Common Stock or comparable equity awards that are settled or are exercisable for shares of New Cvent Common Stock, as applicable, based on an implied Cvent equity value of $4,467,973,959 plus the aggregate exercise price for all in-the-money Cvent Equity Awards issued and outstanding as of immediately prior to the First Effective Time.

In connection with the foregoing and concurrently with the execution of the Business Combination Agreement, Dragoneer entered into the Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors have agreed to subscribe for and purchase, and Dragoneer has agreed to issue and sell to the PIPE Investors, an aggregate of 47,500,000 shares of New Cvent Common Stock at a price of $10.00 per share, for aggregate gross proceeds of $475,000,000 (the “PIPE Financing”). The shares of New Cvent Common Stock to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. Dragoneer will grant the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination. In addition, immediately prior to the Closing of the Business Combination, but following the Domestication, Dragoneer will issue the Forward Purchase Shares subject to the terms and conditions of the Forward Purchase Agreement and the Business Combination Agreement.

In connection with the Business Combination, certain related agreements have been, or will be entered into on or prior to the closing of the Business Combination, including the Subscription Agreements, the Cvent Shareholder Transaction Support Agreements, the Sponsor Letter Agreement, the Forward Purchase Agreement, the Amended and Restated Registration Rights Agreement and the Investor Rights Agreement (each as defined in the accompanying proxy statement/prospectus/consent solicitation). See “—Related Agreements” for more information.

Effect of the Domestication on Existing Dragoneer Equity in the Business Combination

The Domestication will result in, among other things, the following, each of which will occur prior to the First Effective Time on the Closing Date:

•	each issued and outstanding Class A ordinary share of Dragoneer will convert automatically by operation of law, on a one-for-one basis, into shares of New Cvent Common Stock;

•	each issued and outstanding Class B ordinary share of Dragoneer will convert automatically by operation of law, on a one-for-one basis, into shares of New Cvent Common Stock;

•

the governing documents of Dragoneer will be amended and restated and become the certificate of incorporation and the bylaws as described in this proxy statement/prospectus/consent solicitation and Dragoneer’s name will change to “Cvent Holding Corp.”; and

•

the form of the certificate of incorporation and the bylaws will be appropriately adjusted to give effect to any amendments contemplated by the form of certificate of incorporation or the bylaws that are not adopted and approved by the Dragoneer shareholders.

Consideration to Cvent Equityholders in the Business Combination

In accordance with the terms and subject to the conditions of the Business Combination Agreement, at the Second Effective Time, each share and equity award of Cvent outstanding as of immediately prior to the Second Effective Time will be exchanged for shares of New Cvent Common Stock or comparable equity awards that are settled or are exercisable for shares of New Cvent Common Stock, as applicable, based on an implied Cvent equity value of $4,467,973,959 plus the aggregate exercise price for all in-the-money Cvent Equity Awards issued and outstanding as of immediately prior to the First Effective Time.

Based on our current estimate, Cvent’s existing stockholders are expected to receive approximately 416,351,853 shares of New Cvent Common Stock and Cvent’s existing optionholders are expected to receive approximately 51,764,924 options to purchase New Cvent Common Stock. The number of New Cvent shares and options will be determined by multiplying the number of shares of Cvent held by existing equityholders by an exchange ratio, (i) the numerator of which is equal to $4,467,973,959 divided by $10 and (ii) the denominator of which is equal to the number of fully diluted shares of Cvent (inclusive of vested and unvested options). The exchange ratio and the number of shares to be issued to Cvent’s existing equityholders will not change based on the number amount of redemptions from public SPAC investors.

Closing and Effective Time of the Business Combination

The Closing of the transactions contemplated by the Business Combination Agreement is required to take place electronically by exchange of the closing deliverables as promptly as reasonably practicable, but in no event later than the third (3rd) business day, following the satisfaction (or, to the extent permitted by applicable law, waiver) of the conditions described below under the section entitled “—Conditions to Closing of the Business Combination,” (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) or at such other place, date and/or time as Dragoneer and Cvent may agree in writing.

Conditions to Closing of the Business Combination

Conditions to Each Party’s Obligations

The respective obligations of each party to the Business Combination Agreement to consummate the transactions contemplated by the Business Combination are subject to the satisfaction or, if permitted by applicable law, waiver by the party whose benefit such condition exists of the following conditions:

•	the applicable waiting period under the HSR Act relating to the Business Combination having been expired or been terminated;

•

no order or law issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by Business Combination being in effect;

•

this registration statement/proxy statement becoming effective in accordance with the provisions of the Securities Act, no stop order having been issued by the SEC and remaining in effect with respect to this registration statement/proxy statement, and no proceeding seeking such a stop order having been threatened or initiated by the SEC and remaining pending;

•

the approval of the Business Combination Agreement, the ancillary documents to the Business Combination Agreement to which Cvent is or will be a party and the transactions contemplated by each of the foregoing agreements (including the Mergers) being obtained by the requisite number of shareholders of Cvent in accordance with the DGCL, Cvent’s governing documents and Cvent’s shareholders agreement;

•

the approval of each Condition Precedent Proposal by the affirmative vote of the holders of the requisite number of ordinary shares of Dragoneer being obtained in accordance with Dragoneer’s Governing Documents and applicable law;

•

after giving effect to the transactions contemplated by the Business Combination Agreement (including the PIPE Financing), Dragoneer having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the First Effective Time;

•	the listing of the New Cvent Common Stock on Nasdaq, and Nasdaq having raised no objection to the continued listed of the New Cvent Common Stock; and
•

as of immediately prior to Closing, the result equal to: (i) the cash in the trust account, minus (ii) the amount redeemed by the holders of Dragoneer Class A ordinary shares as provided in the Existing Governing Documents, plus (iii) the aggregate amount received by Dragoneer from the PIPE Financing, plus (iv) the aggregate amount received by Dragoneer under the Forward Purchase Agreement not being less than $356,000,000; provided, that, notwithstanding the foregoing, this condition will be deemed satisfied with respect to Dragoneer if (x) the amount contemplated by clause (iv) was not funded in full and (y) had such amount been funded in full, the condition would have been satisfied; provided further, that if one or more Pipe Investors does not fund its portion of the PIPE Financing amount, Sponsor, any of its affiliates or another investor reasonably acceptable to Sponsor and Cvent may invest on the same terms as such defaulting PIPE Investor and such amount shall be deemed to be part of the PIPE Financing amount for purposes of this condition.

Other Conditions to the Obligations of the Dragoneer Parties

The obligations of the Dragoneer Parties to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction or, if permitted by applicable law, waiver by Dragoneer (on behalf of itself and the other Dragoneer Parties) of the following further conditions:

•

the representations and warranties of Cvent regarding organization and qualification of Cvent and its subsidiaries, certain representations and warranties regarding the capitalization, and amounts payable upon a change in control, of Cvent and the representations and warranties of Cvent regarding the authority of Cvent to, among other things, consummate the transactions contemplated by the Business Combination Agreement, and brokers fees being true and correct (without giving effect to any limitation of “materiality” or “Cvent Material Adverse Effect” (as defined in the Business Combination Agreement) or any similar limitation set forth in the Business Combination Agreement) in all material respects as of the Closing Date as if made at and as of such date (or, if given as of an earlier date, as of such earlier date);

•

certain other representations and warranties regarding the capitalization of Cvent being true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date (or, if given as of an earlier date, as of such earlier date);

•

the representations and warranties regarding no occurrence of Cvent Material Adverse Effect being true and correct in all respects as of the Closing Date (or, if given as of an earlier date, as of such earlier date); provided that this condition shall be deemed to be satisfied if no Cvent Material Adverse Effect is continuing;

•

the other representations and warranties of Cvent being true and correct (without giving effect to any limitation as to “materiality” or “Cvent Material Adverse Effect” or any similar limitation set forth in the Business Combination Agreement) in all respects as of the Closing Date (or, if given as of an earlier date, as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Cvent Material Adverse Effect;

•	Cvent not being in material breach of the covenants and agreements required to be performed or complied with by it under the Business Combination Agreement prior to the Closing;

•	since the date of the Business Combination Agreement, no “Cvent Material Adverse Effect” shall have occurred that is continuing; and

•	Dragoneer must have received a certificate executed by an authorized officer of Cvent confirming that the conditions set forth in the first six (6) bullet points in this section have been satisfied.

Other Conditions to the Obligations of Cvent

The obligations of Cvent to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction or, if permitted by applicable law, waiver by Cvent of the following further conditions:

•

the representations and warranties regarding organization and qualification of the Dragoneer Parties, the authority of Dragoneer to execute and deliver the Business Combination Agreement, and each of the ancillary documents thereto to which it is or will be a party and to consummate the transactions contemplated thereby, certain representations and warranties regarding the capitalization of the Dragoneer Parties, the intended tax treatment of the Mergers and brokers fees being true and correct (without giving effect to any limitation of “materiality” or “Dragoneer Material Adverse Effect” (as defined in the Business Combination Agreement) or any similar limitation set forth in the Business Combination Agreement) in all material respects as of the Closing Date, as though made on and as of the Closing Date (or, if given as of an earlier date, as of such earlier date);

•

certain other representations and warranties regarding the capitalization of Dragoneer being true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date (or, if given as of an earlier date, as of such earlier date);

•

the other representations and warranties of the Dragoneer Parties being true and correct (without giving effect to any limitation of “materiality” or “Dragoneer Material Adverse Effect” or any similar limitation set forth in the Business Combination Agreement) in all respects as of the Closing Date, except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Dragoneer Material Adverse Effect;

•	the Dragoneer Parties not being in material breach of the covenants and agreements required to be performed or complied with by them under the Business Combination Agreement;

•	the existing certificate of incorporation of Dragoneer being amended and restated in the form of the Proposed Certificate of Incorporation;

•	the members of the New Cvent Board having been duly elected, and the officers of New Cvent having been duly appointed; and

•	Cvent must have received a certificate executed by an authorized officer of Dragoneer confirming that the conditions set forth in the first four bullet points of this section have been satisfied.

Representations and Warranties

Under the Business Combination Agreement, Cvent made customary representations and warranties to Dragoneer relating to, among other things: organization and qualification; capitalization; authorization; financial statements, absence of undisclosed liabilities, consents and approvals; permits; material contracts; absence of certain changes; litigation; compliance with law; employee plans; environmental matters; intellectual property;

labor matters; insurance; tax matters; brokers; real and personal property; transactions with affiliates; data privacy and security; compliance with international trade and anti-corruption laws; information supplied; and investigation.

Under the Business Combination Agreement, the Dragoneer Parties made customary representations and warranties to Cvent relating to, among other things: organization and qualification; authorization; consent and approvals; brokers; information supplied; capitalization; SEC filings; the trust account; transactions with affiliates; litigation; compliance with law; business activities; internal controls, listing and financial statements; absence of undisclosed liabilities; tax matters; investigation; compliance with international trade and anti-corruption laws; information supplied; and investigation.

Material Adverse Effect

Under the Business Combination Agreement, certain representations and warranties of Cvent and Dragoneer are qualified in whole or in part by materiality thresholds. In addition, certain representations and warranties of Cvent and Dragoneer are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred.

Pursuant to the Business Combination Agreement, a “Company Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of Cvent and its subsidiaries, taken as a whole, or (b) the ability of Cvent to consummate the Mergers in accordance with the terms of the Business Combination Agreement; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of the Business Combination Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any applicable laws, (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which Cvent or any of its subsidiaries operates, (vi) the execution or public announcement of the Business Combination Agreement or the pendency or consummation of the transactions contemplated by the Business Combination Agreement, including the impact thereof on the relationships, contractual or otherwise, of Cvent or any of its subsidiaries with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, service providers, service recipients, payors or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 3.5(b) of the Business Combination Agreement to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by the Business Combination Agreement or the closing condition set forth in Section 6.2(a) of the Business Combination Agreement to the extent it relates to such representations and warranties), (vii) any failure by Cvent or any of its subsidiaries to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has a disproportionate adverse effect on Cvent and its subsidiaries, taken as a whole, relative to other participants operating in the industries or markets in which Cvent or any of its subsidiaries operate.

Under the Business Combination Agreement, certain representations and warranties of the Dragoneer Parties are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred. Pursuant to the Business Combination Agreement, an “Dragoneer Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of the Dragoneer Parties, taken as a whole, or (b) the ability of the Dragoneer Parties to consummate the Mergers in accordance with the terms of the Business Combination Agreement; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Dragoneer Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of the Business Combination Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any applicable laws, (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which the Dragoneer Parties operates, (vi) the execution or public announcement of the Business Combination Agreement or the pendency or consummation of the transactions contemplated by the Business Combination Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Dragoneer Parties with investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, service providers, service recipients, payors or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 4.3(b) of the Business Combination Agreement to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by the Business Combination Agreement or the closing condition set forth in Section 6.3(a) of the Business Combination Agreement to the extent it relates to such representations and warranties), (vii) any failure by the Dragoneer Parties to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) may be taken into account in determining whether a Dragoneer Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has a disproportionate adverse effect on the Dragoneer Parties, taken as a whole, relative to other “SPACs” operating in the industries in which the Dragoneer Parties operate.

Covenants of the Parties

Covenants of Cvent

Cvent made certain covenants under the Business Combination Agreement, including, among others, the following:

•	Subject to certain exceptions or as consented to in writing by Dragoneer (such consent not to be unreasonably withheld, conditioned or delayed), prior to the Closing, Cvent will and will cause its subsidiaries to, operate the business of Cvent and its subsidiaries in the ordinary course in all material respects, use commercially reasonable efforts to maintain and preserve intact in all material respects the business organization, assets, properties and material business relations of Cvent and its subsidiaries, and use commercially reasonable efforts to accrue and collect amounts receivable, accrue and pay accounts payable and other expenses, establish reserves for uncollectible accounts and manage inventory in accordance with past custom and practice (including recent past practice in light of COVID-19).

•

Subject to certain exceptions, prior to the Closing, Cvent will and will cause its subsidiaries to, not do any of the following without Dragoneer’s consent (such consent not to be unreasonably withheld, conditioned or delayed except in the case of the first, second, fourth, fifth, thirteenth, fifteenth, sixteenth and seventeenth sub-bullets below):

•

declare, set aside, make or pay any dividends or distribution or payment in respect of, or repurchase any outstanding, any equity securities of Cvent or any subsidiary for a price greater than the Transaction Share Consideration (as defined in the Business Combination Agreement) from any person (other than employees whose employment with Cvent or any subsidiary terminate on or after the date of the Business Combination Agreement);

•	merge, consolidate, combine or amalgamate with any person or purchase or otherwise acquire any business entity or organization;

•	adopt any amendments, supplements, restatements or modifications to any Cvent governing documents or the Cvent shareholders agreement;

•	dispose or subject to a lien any equity interests of Cvent or its subsidiaries or issue any options or other rights obligating Cvent or any of its subsidiaries to issue any equity interests;

•	sell, assign, abandon, lease, license or otherwise dispose of, or subject to a lien, any material assets or material properties of Cvent or any of its subsidiaries;

•	incur, create or assume any indebtedness other than ordinary course trade payables;

•	make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any person;

•

(A) amend or modify the Credit Agreement or waive any rights thereunder in a manner that is materially adverse (when taken as a whole) to the Dragoneer Parties or (B)(i) materially fail to comply with the terms of the Credit Agreement in a manner that will result in an event of default under the Credit Agreement and (ii) fail to promptly notify Dragoneer of any default under the Credit Agreement of which Cvent is aware or any event of default under the Credit Agreement, in each case, after the date of the Business Combination Agreement;

•

adopt or amend any benefit plan or increase the compensation or benefits payable to any director, officer, or employee or take any action to accelerate any payment or benefit payable to any such person;

•

waive or release any noncompetition, non-solicitation, no-hire, nondisclosure or other restrictive covenant obligation of any current or former director, manager, officer, key employee, or individual independent contractor, or hire or engage, or terminate the employment or engagement, of any employee or individual independent contractor;

•

make, change or revoke any material tax election, enter into any material tax closing agreement, settle any material tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material tax claim or assessment, other than any such extension or waiver obtained in the ordinary course of business;

•	enter into any settlements in excess of a certain threshold or that impose any material non-monetary obligations on Cvent or any of its subsidiaries after the Closing;

•	authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction;

•	make any material changes to the methods of accounting of Cvent or any of its subsidiaries, other changes that are made in accordance with Public Company Accounting Oversight Board standards;

•	enter into any contract with any broker, finder, investment banker or other person under which such person would be entitled to any brokerage fee, finders’ fee or other commission;

•	make any change of control payment that is not disclosed to Dragoneer on the Cvent disclosure schedules;

•	amend, modify or terminate any material contracts or material contracts providing for any “change of control” payment; and

•	make any payment to Vista or its affiliates (other than routine payments in the normal course of business and consistent with past practice).

•	Cvent shall terminate certain affiliate contracts as set forth on the Cvent disclosure schedules effective as of the Closing.

•

As promptly as reasonably practicable (and in any event, within two business days) following the date on which this proxy statement/prospectus/consent solicitation is declared effective, Cvent is required to obtain and deliver to Dragoneer a true and correct copy of a written consent of the Cvent Supporting Shareholders approving the Business Combination Agreement, the ancillary documents and the transactions contemplated thereby (including the Mergers), duly executed by the Cvent Supporting Shareholders required to approve and adopt such matters (the “Cvent Shareholder Written Consent”), and through its board of directors, will recommend to the Cvent Supporting Shareholders, the approval and adoption of the Business Combination Agreement, the ancillary documents and the transactions contemplated thereby (including the Mergers).

•

As promptly as reasonably practicable (and in any event prior to the earlier of (a) the time at which Cvent delivers the Allocation Schedule (as defined in the Business Combination Agreement) to Dragoneer or (b) the time at which Cvent is required to deliver to the Allocation Schedule to Dragoneer), Cvent will either (i) obtain and deliver to Dragoneer a true and correct copy of a written consent approving the Allocation Schedule, duly executed by the Cvent Supporting Shareholders required to approve such matters or (ii) amend or otherwise modify the governing documents of Cvent and each other contract to which Cvent is a party or bound, solely to the extent necessary for the Allocation Schedule to comply with the requirements set forth in the Business Combination Agreement.

•

At Closing, Cvent will and will cause its stockholders to deliver to Dragoneer a counterpart to the Amended and Restated Registration Rights Agreement and Investor Rights Agreement to which they are a party.

•

Subject to certain exceptions, prior to the Closing, Cvent will purchase a “tail” policy providing liability insurance coverage for Cvent directors and officers with respect to matters occurring on or prior to the Closing.

Subject to certain exceptions, prior to the Closing or termination of the Business Combination Agreement in accordance with its terms, Cvent shall not, and shall cause its subsidiaries and its and their respective representatives not to: (i) solicit, initiate, seek, entertain, encourage, facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer with respect to a Cvent Acquisition Proposal; (ii) furnish or disclose any non-public information to any person in connection with, or that could reasonably be expected to lead to, a Cvent Acquisition Proposal; (iii) enter into, participate in or continue in any discussions or negotiations with any third party in connection with or related to, or approve, accept, or enter into any arrangement or understanding regarding a Cvent Acquisition Proposal; (iv) prepare or take any steps in connection with a public offering of any equity securities of Cvent or its subsidiaries (or any affiliate or successor of Cvent or its subsidiaries); (v) consummate any Cvent Acquisition Proposal; or (vi) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any person to do or seek to do any of the foregoing.

Covenants of Dragoneer

Dragoneer made certain covenants under the Business Combination Agreement, including, among others, the following:

•

Subject to certain exceptions (including the ability of any Dragoneer Party to use funds held by Dragoneer outside the Trust Account to pay any Dragoneer expenses or liabilities to distribute or pay over any funds held by Dragoneer outside the Trust Account to the Sponsor or any of its affiliates, in each case, prior to the Closing) or as consented to in writing by Cvent, prior to the Closing, Dragoneer will, and will cause its subsidiaries to, not do any of the following:

•	adopt any amendments, supplements, restatements or modifications to the Dragoneer trust agreement, Forward Purchase Agreement, or the governing documents of Dragoneer or any of its subsidiaries;

•	declare, set aside, make or pay any dividends or distribution or payment in respect of, or repurchase any outstanding, any equity securities of Dragoneer or any subsidiary;

•	split, combine or reclassify any of its capital stock or other equity securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;

•	incur, create or assume any indebtedness or other liability, except for indebtedness for borrowed money in an amount not to exceed $2,000,000 in the aggregate;

•	make any loans or advances to, or capital contributions in, any other person, other than to, or in, Dragoneer or any of its subsidiaries;

•

issue any equity securities of Dragoneer or any of its subsidiaries or grant any additional options, or stock appreciation rights with respect to equity securities of the foregoing of Dragoneer or any of its subsidiaries;

•	enter into, renew, modify or revise any Dragoneer related party transaction;
•

engage in any activities or business, other than activities or business (i) in connection with or incidental or related to such person’s organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence, (ii) contemplated by, or incidental or related to, the Business Combination Agreement, any ancillary document thereto, the performance of covenants or agreements thereunder or the consummation of the transactions contemplated thereby or (iii) those that are administrative or ministerial, in each case, which are immaterial in nature;

•	make, change or revoke any material tax election other than any such extension or waiver obtained in the ordinary course of business;

•	authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution;

•	enter into any contract providing for the payment of any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Business Combination Agreement; or

•	enter into any contract to take, or cause to be taken, any of the actions set forth in the sub-bullets above.

•	As promptly as reasonably practicable following the effectiveness of the registration statement of which this proxy statement/prospectus/consent solicitation forms a part, Dragoneer will duly give notice of and use its reasonable best efforts to duly convene and hold the extraordinary general meeting to approve the Condition Precedent Proposals.

•

Subject to certain exceptions, Dragoneer shall use its reasonable best efforts to cause: (i) Dragoneer’s initial listing application with Nasdaq to have been approved; (ii) Dragoneer to satisfy all applicable initial and continuing listing requirements of Nasdaq; and (iii) the New Cvent Common Stock issuable in accordance with the Business Combination Agreement, including the Domestication and the Mergers, to be approved for listing on Nasdaq.

•

Prior to the effectiveness of the of the registration statement of which this proxy statement/prospectus/consent solicitation forms a part, the Dragoneer Board will approve and adopt the 2021 Plan and with any changes or modifications thereto as Cvent and Dragoneer may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either Cvent or Dragoneer, as applicable), and Dragoneer will reserve [●] shares of New Cvent Common Stock for grant thereunder plus the number of shares of New Cvent Common Stock issuable upon the exercise or conversion of the Cvent equity awards.

•

Prior to the effectiveness of this registration statement of which this proxy statement/prospectus/consent solicitation forms a part, the Dragoneer Board will approve and adopt the Employee Stock Purchase Plan substantially in the form as Cvent and Dragoneer mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either Cvent or Dragoneer, as applicable), and Dragoneer will reserve [●] shares of New Cvent Common Stock for grant thereunder.

•

At Closing, Dragoneer will and will cause the Dragoneer Parties to deliver to Cvent a counterpart to the Amended and Restated Registration Rights Agreement and Investor Rights Agreement to which they are a party.

•

Subject to certain exceptions, prior to the Closing or termination of the Business Combination Agreement in accordance with its terms, Dragoneer shall not, and shall cause its subsidiaries and its and their respective representatives not to, directly or indirectly: (i) solicit, initiate, encourage (including by means of furnishing or disclosing information), facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a Dragoneer Acquisition Proposal; (ii) furnish or disclose any non-public information to any person in connection with, or that could reasonably be expected to lead to, a Dragoneer Acquisition Proposal; (iii) enter into any contract or other arrangement or understanding regarding a Dragoneer Acquisition Proposal; (iv) prepare or take any steps in connection with an offering of any securities of any Dragoneer Party (or any affiliate or successor of any Dragoneer Party); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any person to do or seek to do any of the foregoing.

Mutual Covenants of the Parties

The parties made certain covenants under the Business Combination Agreement, including, among others, the following:

•	using reasonable best efforts to consummate the Business Combination;

•

notify the other party in writing promptly after learning of any shareholder demands or other shareholder proceedings relating to the Business Combination Agreement, any ancillary document or any matters relating thereto and reasonably cooperate with one another in connection therewith;

•	keeping certain information confidential in accordance with the existing non-disclosure agreements;

•	making relevant public announcements;

•	using reasonable best efforts to cause the each of the Domestication and the Mergers to constitute a transaction treated as a “reorganization” within the meaning of Section 368 of the IRS Code; and

•	cooperate in connection with certain tax matters and filings.

In addition, Dragoneer and Cvent agreed that Dragoneer and Cvent will prepare and mutually agree upon and Dragoneer will file with the SEC, this registration statement/proxy statement on Form S-4 relating to the Business Combination.

Board of Directors

Following the First Effective Time, the New Cvent Board will consist of individuals designated by Vista, the individual who will serve as New Cvent’s Chief Executive Officer (who shall be the Chief Executive Officer of Cvent as of immediately prior to the Mergers), and upon prior written notice by the Sponsor, an individual designated by the Sponsor who is “independent” and eligible under the listing rules of Nasdaq to serve on the New Cvent Board’s audit committee or one non-voting board observer designated by the Sponsor.

Survival of Representations, Warranties and Covenants

The representations, warranties, agreements and covenants in the Business Combination Agreement terminate at the First Effective Time, except for the covenants and agreements relevant to the Closing, agreements or covenants which by their terms contemplate performance after the First Effective Time, and the representations and warranties of Cvent and Dragoneer regarding investigation and exclusivity of representations and warranties.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, among others, the following:

•	by the mutual written consent of Dragoneer and Cvent;

•

by Dragoneer, subject to certain exceptions, if any of the representations or warranties made by Cvent are not true and correct or if Cvent fails to perform any of its respective covenants or agreements under the Business Combination Agreement (including an obligation to consummate the Closing) such that certain conditions to the obligations of Dragoneer, as described in the section entitled “—Conditions to Closing of the Business Combination” above could not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within the earlier of (i) twenty (20) business days after written notice thereof, and (ii) the third business day prior to April 23, 2022 (the “Termination Date”);

•

by Cvent, subject to certain exceptions, if any of the representations or warranties made by the Dragoneer Parties are not true and correct or if any Dragoneer Party fails to perform any of its covenants or agreements under the Business Combination Agreement (including an obligation to consummate the Closing) such that the condition to the obligations of Cvent, as described in the section entitled “—Conditions to Closing of the Business Combination” above could not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within the earlier of (i) twenty (20) business days after written notice thereof, and (ii) the third business day prior to the Termination Date;

•

by either Dragoneer or Cvent, if the transactions contemplated by the Business Combination Agreement are not consummated on or prior to the Termination Date, unless the breach of any covenants or obligations under the Business Combination Agreement by the party seeking to terminate proximately caused the failure to consummate the transactions contemplated by the Business Combination Agreement;

•

by either Dragoneer or Cvent, if any governmental entity shall have issued an order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement and such order or other action shall have become final and nonappealable;

•	by Cvent, if the approval of the Condition Precedent Proposals are not obtained at the extraordinary general meeting (including any adjournment, recess or postponement thereof); and

•

by Dragoneer, if Cvent does not deliver, or cause to be delivered to Dragoneer, the Cvent Shareholder Written Consent or the Cvent Shareholder Transaction Support Agreements when required under the Business Combination Agreement.

The Business Combination Agreement provides that the conditions to Closing may be waived by (i) with respect to the mutual conditions, the party for whose benefit such condition exists, (ii) with respect to the conditions to the obligations of the Dragoneer Parties, Dragoneer (on behalf of itself and the other Dragoneer Parties), and (iii) with respect to the conditions to the obligations of Cvent, Cvent. If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement other than customary confidentiality obligations, except in the case of a Willful Breach (as defined in the Business Combination Agreement) of any covenant or agreement under the Business Combination Agreement or Fraud (as defined in the Business Combination Agreement).

Expenses

The fees and expenses incurred in connection with the Business Combination Agreement and the ancillary documents thereto, and the transactions contemplated thereby, including the fees and disbursements of counsel, financial advisors and accountants, will be paid by the party incurring such fees or expenses; provided that, (i) if the Business Combination Agreement is terminated in accordance with its terms, Cvent shall pay, or cause to be paid, all unpaid Cvent expenses and Dragoneer shall pay, or cause to be paid, all unpaid Dragoneer expenses and (ii) if the Closing occurs, then Dragoneer shall pay, or cause to be paid, all unpaid Cvent expenses and all unpaid Dragoneer expenses.

Governing Law

The Business Combination Agreement is governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware (except that the Cayman Islands Companies Act also applies to the Domestication).

Amendments

The Business Combination Agreement may be amended or modified only by a written agreement executed and delivered by (i) Dragoneer and Cvent prior to the Closing and (ii) New Cvent and the Sponsor after the Closing.

Ownership of New Cvent

As of the date of this proxy statement/prospectus/consent solicitation, there are 35,252,000 ordinary shares issued and outstanding, of which 27,600,000 are Class A ordinary shares, 752,000 are private placement shares held by Sponsor and 6,900,000 are Class B ordinary shares. Further, Sponsor intends to elect to have the $2,000,000 balance of the promissory note converted, in whole or in part, upon the consummation of the Business Combination, into Class A ordinary shares substantially identical to the private placement shares, at a price of $10.00 per share. The Sponsor also holds 752,000 private placement shares. Therefore, as of the date of this proxy statement/prospectus/consent solicitation (without giving effect to the Business Combination, the PIPE Financing or the conversion of the working capital loan into shares and assuming that none of Dragoneer’s outstanding Class A ordinary shares are redeemed in connection with the Business Combination), Dragoneer’s fully-diluted share capital would be 35,252,000 ordinary shares.

The following table illustrates varying ownership levels in New Cvent Common Stock immediately following the consummation of the Business Combination based on the varying levels of redemptions by the public shareholders and the following additional assumptions: (i) 416,351,853 shares of New Cvent Common Stock are issued to the holders of shares of common stock and of Cvent at Closing and 30,445,543 shares of New Cvent Common Stock underlying options are issued on a net exercise basis to the holders of options of Cvent at Closing, which would be the number of shares of New Cvent Common Stock issued to these holders if Closing were to occur on [•]; (ii) 47,500,000 shares of New Cvent Common Stock are issued in the PIPE Financing; (iii) the Forward Purchase Shares are issued pursuant to the Forward Purchase Agreement prior to the closing of the Business Combination; and (iv) no vested and unvested options to purchase New Cvent Common Stock that will be held by equityholders of Cvent immediately following the Closing have been exercised. If the actual facts are different than these assumptions, the ownership percentages in New Cvent will be different.

	Assuming No Redemptions (Shares)%		Assuming Maximum Redemptions (Shares)%
Cvent Stockholders	416,351,853	77.9%	416,351,853	82.1%
Cvent options (1)	30,445,543	5.7%	30,445,543	6.0%

Total shares issued in Business Combination	446,797,396	83.6%	446,797,396	88.1%
Dragoneer’s public stockholders	27,600,000	5.2%	—	0.0%
Sponsor (2)	7,852,000	1.5%	7,852,000	1.5%
PIPE Investors (3)	52,500,000	9.8%	52,500,000	10.4%

Pro Forma Common Stock	534,749,396	100.0%	507,149,396	100.0%

(1)

Represents shares underlying Cvent options calculated on a net exercise basis, which represents an aggregate 51,764,924 outstanding Cvent options less implied share buybacks of approximately 21,319,381.

(2)

Includes 6,900,000 Class B ordinary shares held by the Initial Shareholders, 752,000 private placement shares held by the Sponsor and 200,000 Class A ordinary shares to be received by the Sponsor from the conversion of the promissory note upon the consummation of the Business Combination.

(3)

Includes 47,500,000 shares of New Cvent Common Stock issued to the PIPE Investors in the PIPE Financing and 5,000,000 shares of Class A ordinary shares to be purchased by Dragoneer Funding II LLC pursuant to the Forward Purchase Agreement and the Business Combination Agreement.

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The form of Subscription Agreement, the form of Cvent Shareholder Transaction Support Agreement, the form of Sponsor Letter Agreement, the Amended and Restated Registration Rights Agreement, the Investor Rights Agreement, and the Forward Purchase Agreement are attached hereto as Annex E, Annex F, Annex G, Annex H, Annex I and Annex L, respectively. You should read such agreements in their entirety prior to voting on the proposals presented at the extraordinary general meeting.

PIPE Financing

Concurrently with the execution of the Business Combination Agreement, Dragoneer has entered into the Subscription Agreements with each of the PIPE Investors, pursuant to which the PIPE Investors have agreed to subscribe for and purchase, and Dragoneer has agreed to issue and sell to the PIPE Investors, an aggregate of 47,500,000 shares of New Cvent Common Stock at a price of $10.00 per share, for aggregate gross proceeds of $475,000,000. The shares of New Cvent Common Stock to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. Dragoneer will grant the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the closing of the Business Combination.

Amended and Restated Registration Rights Agreement

Pursuant to the Business Combination Agreement, at Closing, the Registration Rights Investors will enter into the Amended and Restated Registration Rights Agreement, to be effective upon Closing pursuant to which, among other things, the Registration Rights Investors will agree to only effect a sale or distribution of Dragoneer equity securities pursuant to certain transfer restrictions and be granted certain customary registration rights. Under the Amended and Restated Registration Rights Agreement, the Vista Holders will be entitled to request that New Cvent register the Vista Holders’ shares on a long-form or short-form registration statement on one or more occasions in the future, which registrations may be “shelf registrations,” subject to certain conditions outlined in the Amended and Restated Registration Rights Agreement. The Amended and Restated Registration Rights Agreement requires that New Cvent file a resale registration statement for certain registrable securities, including registrable securities held by Dragoneer, within thirty days of Closing. The Registration Rights Investors, including the Vista Holders, will also be entitled to participate in certain of our registered offerings, subject to the restrictions in the Amended and Restated Registration Rights Agreement. Under certain circumstances, New Cvent will pay Registration Rights Investors’ (including the Vista Holders’) expenses in connected with the exercise of these rights.

Investor Rights Agreement

Pursuant to the Business Combination Agreement, at Closing, Dragoneer, the Sponsor, other holders of Dragoneer Class B ordinary shares (“Other Class B Holders”) and certain of the Vista Investors will enter into an investor rights agreement (the “Investor Rights Agreement”) pursuant to which, among other things, (i) the parties will agree that the board of directors of Dragoneer immediately following closing will be divided into three classes of directors, with each class serving for staggered three-year terms, (ii) from and after the closing, the Vista Investors party thereto will have the right to nominate a number of designees equal to the product of (x) the Total Number of directors multiplied by (y) the Vista Ownership Percentage, rounded up to the nearest whole number (as such terms are defined in the Investor Rights Agreement), subject to the terms and conditions set forth therein, (iii) Dragoneer will use its reasonable best efforts to ensure that prior to the date that the Vista Ownership Percentage is less than 5%, each Vista Director (as defined in the Investor Rights Agreement) will be included in the board’s slate of nominees to the stockholders for director elections of such class, and each Vista Director to a particular class of directors will be included in the proxy statement in connection with soliciting proxies for meetings of stockholders, (iv) from the Closing until such time as the Vista Ownership Percentage is less than 5%, there shall be a number of Vista Directors on each committee of the board not less than the nearest whole number greater than the product obtained by multiplying the Vista Ownership Percentage by the number of positions, including any vacancies, on the applicable committee, and (v) (A) certain investors party thereto (other than the Sponsor and the investors party thereto who held Class B ordinary shares of Dragoneer that converted into common stock of Dragoneer), including the Vista Investors party thereto, will agree to not transfer any shares of common stock of New Cvent for 180 days following the Closing, subject to certain terms, conditions and exceptions, including a potential early release of 33% of such shares upon the achievement of certain trading conditions after Closing (but no such release may occur prior to the 90th day after Closing) and (B) the Sponsor and the Other Class B Holders will agree to not transfer any common stock of Dragoneer for one year after the closing, subject to certain terms, conditions and exceptions, including a potential early release upon the achievement of certain trading conditions after 120 days.

Transaction Support Agreements

Pursuant to the Business Combination Agreement, on the second calendar day following the signing of the Business Combination Agreement, Rajeev Aggarwal and certain of the Vista Investors that are stockholders of Cvent entered into Transaction Support Agreements (collectively, the “Cvent Shareholder Transaction Support Agreements”) with Dragoneer, pursuant to which such Cvent Supporting Shareholders have agreed to, among other things, (i) vote in favor of the Business Combination Agreement and the transactions contemplated thereby, (ii) irrevocably appoint Dragoneer or any individual designated by Dragoneer as such Cvent Supporting

Shareholder’s agent, attorney-in-fact and proxy to attend on behalf of such Cvent Supporting Shareholder any meeting of or written consent of the Cvent Supporting Shareholders with respect to the Business Combination to the extent such Cvent Supporting Shareholders are in breach of such voting obligations and (iii) be bound by certain other covenants and agreements related to the Business Combination. The shares of Cvent capital stock that are owned by the Cvent Supporting Shareholders and subject to the Cvent Shareholder Transaction Support Agreements represent more than 90% of the outstanding voting power of Cvent capital stock.

Sponsor Letter Agreement

Concurrently with the execution of the Business Combination Agreement, the Sponsor, Sarah J. Friar, David D. Ossip, Gokul Rajaram, Jay Simons, Marc Stad, Pat Robertson and Cvent entered into the Sponsor Letter Agreement, pursuant to which the Sponsor and each of the Other Class B Holders (as defined therein) have agreed to, among other things, (i) vote in favor of the Business Combination Agreement and the transactions contemplated thereby (including the Mergers), (ii) waive any adjustment to the conversion ratio set forth in the governing documents of Dragoneer or any other anti-dilution or similar protection with respect to the Class B ordinary shares (whether resulting from the transactions contemplated by the Subscription Agreements (as defined below) or otherwise), (iii) be bound by certain other covenants and agreements related to the Business Combination and (iv) be bound by certain transfer restrictions with respect to his, her or its shares in Dragoneer prior to the closing of the Business Combination, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement.

Debt Paydown

On November 30, 2017, Cvent, Inc., (for purposes of this section, “Borrower”), and Papay Holdco, LLC, (“Papay Holdco”), each of which is a wholly-owned subsidiary of Cvent, entered into a $740.0 million credit facility with a syndicate of lenders, comprised of an initial $700.0 million term loan facility (the “Term Loan Facility”) (which term loan facility was increased by way of a $53.0 million incremental facility on October 16, 2018) and a $40.0 million incremental facility on October 26, 2018. All obligations under the Credit Facilities are secured by first-priority perfected security interests in substantially all of the assets of the borrower and each guarantor of the Credit Facilities, each as defined in the Credit Agreement, subject to permitted liens and other exceptions. For a description of the Credit Facilities, please see “Cvent’s Management’s Discussion & Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

In connection with the Business Combination, Cvent expects to repay $583.0 million of its Term Loan Facility (assuming no redemption) or $457.0 million of its Term Loan Facility (assuming maximum redemption).

Background to the Business Combination

Dragoneer is a blank check company incorporated on September 25, 2020 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more business entities. In conducting a targeted search for a business combination target, as described in greater detail below, Dragoneer’s management and the Dragoneer Board utilized the Sponsor’s global network, along with investing and industry-specific knowledge.

On September 29, 2020, prior to the closing of Dragoneer’s initial public offering, Dragoneer issued 2,875,000 Class B ordinary shares to the Sponsor (which we refer to as the “Founder Shares”) in exchange for a capital contribution of $25,000. On October 22, 2020, the Company effected a share dividend, resulting in 5,750,000 Founder Shares outstanding. On November 16, 2020, the Company effected a share dividend, resulting in 6,900,000 Founder Shares outstanding. On October 29, 2020, the Sponsor transferred 75,000 Class B ordinary shares to each of Dragoneer’s independent directors. Up to 900,000 shares were subject to forfeiture to the extent that the underwriters did not exercise their over-allotment option. As a result of the underwriters’ election to fully exercise their over-allotment option, such Founder Shares are no longer subject to forfeiture.

Following the completion of its initial public offering on November 19, 2020, Dragoneer’s officers and directors commenced an active, targeted search for an initial set of potential business combination targets, leveraging the Sponsor’s network of relationships, as well as the prior experience and network of Dragoneer’s directors and officers. Specifically, Dragoneer’s directors and officers focused on private, high-quality growth companies in the software, internet, media, consumer/retail, healthcare IT and financial services/fintech industries, which Dragoneer’s directors and officers believed, based on their experience, could satisfy any or all of the following key criteria for a business combination target: (a) deliver significant and sustainable/durable value to customers, (b) a leader in a large and growing market, (c) have exceptional economic models, (d) led by an experienced management team, (e) have a differentiated technology platform, (f) developed proven research and development pipeline, (g) positioned for sustainable revenue growth, (h) capable of capitalizing on long-term industry tailwinds, and (i) provides a compelling valuation among comparable companies.

Over the course of this targeted search, Dragoneer identified potential business combination targets to further explore and evaluate and proceeded to conduct varying levels of preliminary due diligence on each, with a preliminary focus on certain targets which Dragoneer’s directors and officers or Sponsor felt were unique and attractive and could satisfy any or all of the key criteria for a business combination target, including, in the case of Cvent, among other things, the ability to achieve an expeditious timeline both to signing and closing based on its preparedness and readiness to engage in a business combination and be a public company. Dragoneer evaluated various aspects of a number of such companies, including their management teams, products and services, customer base, research and development capabilities, market potential and financial information, in each case based on publicly available information and other market research available to the management team and its advisors. Dragoneer engaged in discussions with several potential targets (including Cvent), which Dragoneer believed, based on this preliminary evaluation and the experience of its officers and directors, were most suitable for a business combination due to the strength of the following factors relative to the other potential targets: (a) the target’s future prospects and competitive positioning; (b) its preparedness for a business combination and its readiness to be a public company, as well as the ability to achieve and expeditious timeline both to signing and closing based on these factors; and (c) the enterprise valuation ascribed to the potential target by Dragoneer’s directors and officers. In connection with evaluating and performing diligence on these companies, Dragoneer signed non-disclosure agreements and reviewed information received under the terms of these non-disclosure agreements and in some cases began negotiating the terms of a potential business combination.

The following is a brief description of the background of the negotiations between Dragoneer and Cvent and summarizes the key meetings and events that led to the signing of the Business Combination Agreement. The following chronology does not purport to catalogue every conversation among the parties to the Business Combination Agreement or their representatives.

On April 6, 2021, representatives of Vista reached out to representatives of Dragoneer to inform them that Cvent was searching for a potential SPAC partner and shared a draft NDA with Dragoneer with a view towards discussing a potential business combination with Cvent. From April 6, 2021 to April 9, 2021, representatives of Dragoneer, Cvent and Morgan Stanley & Co. LLC (which we refer to as “Morgan Stanley”), Cvent’s financial advisor, negotiated the terms of the non-disclosure agreement, which contained, among other provisions, customary non-disclosure and non-use provisions, a non-solicitation provision and a customary trust account waiver provision pursuant to which Cvent waived any right, title, interest or claim in Dragoneer’s trust account and agreed not to seek recourse against Dragoneer’s trust account for any reason. The non-disclosure agreement was executed on April 9, 2021.

On April 9, 2021, at a virtual meeting with representatives of Cvent’s management and representatives of Dragoneer attending, Rajeev Aggarwal, Cvent’s chief executive officer, provided information about Cvent’s business, including certain financial information. The parties also discussed financial and business metrics, the potential valuation of Cvent and a potential business combination involving Dragoneer and Cvent. During the course of the meeting, the parties expressed interest in further exploring a potential business combination. Representatives of Cvent followed up with Dragoneer after the meeting with certain additional financial data, including company forecasts and operating plans and other select non-public information about Cvent, including access to a virtual data room. Representatives of Morgan Stanley followed up after the meeting with a letter to Dragoneer laying out the process, expectations and key dates for submitting bids to Cvent.

On April 12, 2021, Kirkland & Ellis LLP (which we refer to as “K&E”), legal advisor to Cvent, uploaded a copy of an initial letter of intent to the virtual data room (which we refer to as the “LOI”). The LOI provided for, among other things, (i) a 30-day exclusivity period, which applied only to Dragoneer, (ii) a tax receivables agreement, (iii) support agreements from each of the Sponsor and holders of an unspecified percentage of Dragoneer’s outstanding shares, (iv) a minimum cash condition of an unspecified amount and (v) a post-transaction lock-up period for an unspecified period of time.

On April 13, 2021, representatives of Cvent and Dragoneer walked through a presentation on Cvent’s financials and addressed a number of questions from representatives of Dragoneer. Following the meeting, representatives of Dragoneer and representatives of Vista further discussed Cvent’s business and addressed additional questions from Dragoneer. Representatives of Dragoneer continued to review their preliminary diligence materials and discussed Cvent market diligence and strategy with outside advisors.

On April 15, 2021, at a virtual meeting with representatives of Cvent’s management and representatives of Dragoneer attending, representatives of Cvent provided a demonstration of Cvent’s products to representatives of Dragoneer. Also on April 15, 2021, representatives of Dragoneer held a virtual meeting with members of Cvent’s management to discuss Cvent’s financials and key performance indicators.

On April 15th and 16th 2021, Dragoneer held various internal meetings to discuss the quality of Cvent’s business, potential valuation and the overall investment opportunity of a potential business combination with Cvent. Ropes & Gray LLP (which we refer to as “R&G”), legal advisor to Dragoneer, in consultation with representatives of Dragoneer, began working on a mark-up to the draft LOI uploaded to the data room. On April 16, 2021, Dragoneer submitted a revised draft LOI to Morgan Stanley, which did not include a valuation and contained a number of changes to the form uploaded into the data room, including, among other changes, mutual exclusivity, a valuation calculation based on the fully-diluted equity of Cvent, certain changes to Cvent’s interim operating covenants, a proposed size for the PIPE financing and forward purchase commitment (in addition to the right for funds affiliated with the Sponsor to invest up to an additional $100 million in the PIPE), removal of a provision that would have made a portion of the founder shares and private placement warrants subject to forfeiture if certain conditions were not met, a proposal on the lock-up period following the business combination and certain changes to the closing conditions, including to make the minimum cash closing condition a mutual condition.

On April 19, 2021, representatives of Dragoneer provided representatives of Citigroup Global Markets Inc. (which we refer to as “Citi”), capital markets advisor to Dragoneer, an overview of Cvent, their financials and the deal process, which was further discussed, and on April 21, 2021, representatives of Dragoneer and Citi discussed valuation methodology, including appropriate comparison companies and multiples.

On April 23, 2021, representatives of Cvent’s management met virtually with representatives of Dragoneer to discuss Cvent’s forecast drivers and to hear Cvent’s commentary on their historical financial performance.

On April 23, 2021, Marc Stad, Dragoneer’s chairman and chief executive officer, met virtually with Mr. Aggarwal, to discuss, among other things, Cvent’s story, Dragoneer’s background, and the business opportunity surrounding a potential acquisition.

On April 27, 2021, at a virtual meeting, representatives of Dragoneer’s management presented to the Dragoneer Board their initial findings on Cvent as a potential target for a business combination. The Dragoneer Board discussed the initial reports and determined that Dragoneer should continue exploring a possible business combination with Cvent.

Between April 16, 2021 and April 30, 2021, R&G and K&E, on behalf of Dragoneer and Cvent, respectively, exchanged drafts of the LOI, the details of which are more fully described below.

During the negotiation period of the LOI, Dragoneer and its representatives continued to conduct business and financial due diligence with respect to Cvent and its business and researched Cvent’s markets and outlook in connection with exploring a potential business combination.

On April 30, 2021, Dragoneer and Cvent entered into the non-binding letter of intent, which provided for, among other things, (i) a mutual obligation for the parties to negotiate exclusively with each other for a period of 30 days, with automatic seven-day extensions (unless either party elected to terminate at least two calendar days prior to the end of such automatic extension), (ii) transaction consideration based on an equity value of $7.173 billion, (iii) additional equity consideration of 75,000,000 shares in the form of an earnout, (iv) a tax receivables agreement, (v) PIPE financing of $674 million in the aggregate with the Sponsor to invest $50 million in the form of the forward purchase agreement entered into in connection with Dragoneer’s initial public offering (and the right to invest an additional $100 million into the PIPE financing), (vi) the requirement that Dragoneer have, at the time of the closing of the transaction, at least $100 million cash proceeds from the trust account (excluding amounts required to be paid to redeeming shareholders and after paying transaction expenses), (vii) Vista’s ability to determine the size and slate of the initial post-closing board of directors, which is to include Cvent’s chief executive officer, (viii) Dragoneer’s ability to elect one independent director that is eligible to sit on the audit committee or one board observer, (ix) customary registration rights for existing shareholders, (x) a lock-up period on the shares of the post-transaction business to be issued to Cvent’s existing stockholders and on the Sponsor founder shares, and (xi) the transaction being subject to customary closing conditions, including (a) that the approval of the transaction and related matters by Dragoneer shareholders and the current Cvent stockholders; (b) approval under applicable antitrust laws and other necessary governmental agencies; (c) no injunction from or order of any federal, state or foreign court, and (d) the inclusion of certain additional conditions in any definitive business combination agreement.

On May 3, 2021, at a virtual meeting with representatives of Vista and Dragoneer attending, the parties discussed Cvent’s business performance and status of the timeline of the potential business combination.

On May 4, 2021, representatives of Dragoneer met virtually with representatives of Cvent’s management and representatives of Citi to discuss the PIPE investment. Also on May 4, 2021, Cvent provided R&G with access to a virtual data room for purposes of conducting further business, customer, operational, financial, legal, intellectual property, insurance, and other due diligence with respect to Cvent. The parties and their respective legal advisors continued their due diligence and began to draft and prepare the definitive agreements governing the potential business combination.

From May 6, 2021 to May 12, 2021, representatives of Dragoneer, Cvent, Vista, Citi, Morgan Stanley, now also serving as co-private placement agent for Dragoneer (in addition to serving as a financial advisor to Cvent), and J.P. Morgan Securities LLC (which we refer to as “JP Morgan”), co-private placement agent for Dragoneer, met virtually to discuss financial forecasts and models provided by Cvent and the work plan leading to the signing of a definitive business combination agreement, including weekly virtual meetings to further refine the transaction timeline and related work plan. During this time, Dragoneer continued to conduct financial due diligence on Cvent to verify the models and projections being provided by representatives of Vista and Cvent.

From May 10, 2021 to May 19, 2021, representatives of Dragoneer, Citi, Morgan Stanley, JP Morgan, Vista and Cvent engaged in various discussions regarding the Cvent forecast and model, Cvent’s strategy, operations and customers, preliminary marketing materials for the planned PIPE funding and the financial information that would be shared with potential interested PIPE investors.

In the evening of May 11, 2021, Mr. Aggarwal hosted Messrs. Stad and Middleman for dinner at Mr. Aggarwal’s residence. The parties discussed a potential business combination, the Cvent and Dragoneer stories, and what a potential partnership would look like, as well as further discussion around valuation and Cvent’s forecast.

On May 13, 2021, Mr. Aggarwal agreed to market the PIPE at a $7.173 billion valuation.

On May 19, 2021, R&G provided an initial draft of the Business Combination Agreement to K&E.

From May 19, 2021 through June 23, 2021, representatives of Cvent, Dragoneer, Morgan Stanley, JPM and Citi had various discussions with a number of potential PIPE investors and received consistent feedback from potential investors that Cvent was well positioned, but the valuation needed to be evaluated given market conditions.

On May 28, 2021, Messrs. Stad and Christian Jensen, a partner and co-head of private investments of Dragoneer, met virtually with Mr. Aggarwal, during which the parties discussed the proposed valuation of the potential business combination.

Between June 7, 2021 and June 23, 2021, representatives of Dragoneer, Cvent, Morgan Stanley, JPM and Citi continued to meet to discuss the PIPE process and valuation in light of the PIPE investor discussions.

From June 18, 2021 to July 15, 2021, Dragoneer and Cvent continued to discuss the proposed valuation following the discussion of the valuation given current market conditions with potential PIPE investors.

On July 14, 2021, after a number of exchanges and given market conditions, Mr. Stad and Mr. Aggarwal agreed on a $5.3 billion valuation and on July 18, 2021, Vista further agreed to eliminate from the revised proposal the tax receivables agreement, the proposed 75,000,000 share earnout and to reduce the size of the PIPE to $475 million, provided (i) Dragoneer could secure commitments from the PIPE investors, (ii) Dragoneer would commit to drawing the full amount of funding available under its forward purchase agreement and (iii) the parties’ obligations to close the Business Combination Agreement would be subject to a minimum cash condition fixed below the total anticipated proceeds from the PIPE Financing.

Between May 5, 2021 and July 16, 2021, representatives of Dragoneer, Cvent, Citi, Morgan Stanley, and JP Morgan exchanged numerous revised drafts of, and held various calls and meetings to discuss, the investor management presentation to be provided to potential investors in the PIPE financing. During the course of this period, Dragoneer obtained private placement commitments of $475 million with respect to the PIPE financing.

Between July 14, 2021 and July 15, 2021, K&E and R&G exchanged drafts of the form of Subscription Agreement to be used in the PIPE financing. On July 15, 2021, a draft of the form of Subscription Agreement was distributed to potential PIPE investors with respect to the PIPE financing. Between July 15, 2021 and July 22, 2021, K&E and R&G collectively negotiated the terms and exchanged drafts of the Subscription Agreements with the potential PIPE Investors and their respective representatives and advisors, including with respect to the funding mechanics, representations and warranties, registration rights and indemnification provisions set forth therein, and responded to follow-up questions and comments related thereto, particularly with respect to the closing process and the expected timeline for consummating the Business Combination.

Between July 15, 2021 and July 23, 2021, K&E and R&G exchanged revised drafts of the Business Combination Agreement, the disclosure schedules to the Business Combination Agreement and drafted and negotiated certain other ancillary documents, including the Sponsor Letter Agreement, the Amended and Restated Registration Rights Agreement, the Investor Rights Agreement, the Cvent Shareholder Transaction Support Agreements and the Dragoneer Shareholder Transaction Support Agreement. Concurrently with the negotiation of the Business Combination Agreement and the other ancillary documents, Dragoneer’s legal advisors conducted further due diligence with respect to Cvent. The due diligence process included, but was not limited to, the following:

•	a review of the materials provided in the virtual data room;

•	requests for follow-up data and information from Cvent, including Cvent management responses to due diligence questions;

•	several due diligence calls and discussions with members of Cvent’s management;

•	financial and valuation analysis, including review of certain financial information provided by Cvent and comparisons to certain publicly traded companies; and

•	legal matters, including those related to litigation matters, corporate matters (including material contracts, capitalization and other customary corporate matters), and labor and employment matters.

In the morning of July 20, 2021, a virtual meeting of the Dragoneer Board was held with representatives of R&G, Maples and Calder (Cayman) LLP (which we refer to as “Maples”), Cayman Islands counsel to Dragoneer, Citi and Dragoneer’s management in attendance. At the meeting, the Dragoneer Board was provided with (i) an overview of the SPAC merger market, as well as valuation considerations and (ii) an overall update on the status of the proposed Business Combination (including the potential benefits and the risks related thereto), the key terms of the related ancillary documents. In addition, certain conflicts of interest with respect to the proposed Business Combination were disclosed and acknowledged by the Dragoneer Board, including the fact that Morgan Stanley participated in each of (a) the PIPE financing as a placement agent, (b) the Business Combination as financial advisor to Cvent and (c) an abandoned initial public offering of Cvent as lead bookrunner and underwriter. Based on the factors cited in “—The Dragoneer Board’s Reasons for the Business Combination”, the Dragoneer Board then unanimously adopted and approved, among others, resolutions: (a) establishing a Transaction Committee of the Dragoneer Board, with all of the power and authority of the Dragoneer Board with respect to the Business Combination, comprised of Marc Stad and Pat Robertson; (b) determining that it is in the best interests of Dragoneer to adopt and approve the execution and delivery of the Business Combination Agreement and the ancillary documents thereto and the transactions contemplated by each of the Business Combination Agreement and the ancillary documents thereto (including the Domestication, the Merger and the PIPE financing); (c) adopting and approving the Business Combination Agreement and ancillary documents thereto and approving Dragoneer’s execution, delivery and performance of the same and the consummation of the transactions contemplated by the Business Combination Agreement and the ancillary documents thereto, including the Domestication, the Merger and the PIPE financing; and (d) authorizing the execution and delivery of any and all instruments and documents necessary to effect the incorporation of and formation of Redwood Opportunity Merger Sub, Inc. and Redwood Merger Sub LLC, respectively. The Dragoneer Board did not obtain a third-party valuation or fairness opinion, or engage a financial advisor, in connection with its resolution to approve the Business Combination but determined that Dragoneer’s directors and officers and the other representatives of Dragoneer had substantial experience in evaluating the operating and financial merits of companies similar to Cvent and reviewed certain financial information of Cvent and compared it to certain publicly traded companies, selected based on the experience and the professional judgement of Dragoneer’s directors and officers, and concluded that the experience and background of Dragoneer’s directors and officers, the members of the Dragoneer Board and the other representatives of Dragoneer enabled the Dragoneer Board to make the necessary analyses and determinations regarding the Business Combination.

On July 22, 2021, the Transaction Committee of the Dragoneer Board adopted resolutions by written consent and approved resolutions: (a) declaring the Business Combination and the transactions contemplated thereby in the best interests of the Dragoneer shareholders, and (b) approving the execution and delivery of the Business Combination Agreement and the ancillary agreements necessary for the Business Combination.

Also on July 22, 2021, (i) the board of directors of Redwood Opportunity Merger Sub, Inc. adopted resolutions by written consent and approved resolutions: (a) declaring the Business Combination and the transactions contemplated thereby in the bests interests of the Redwood Opportunity Merger Sub, Inc. stockholders, and (b) approving the execution of and delivery of the Business Combination Agreement and the ancillary agreements necessary for the Business Combination and (ii) the sole member of Redwood Merger Sub LLC adopted resolutions by written consent and approved resolutions: (a) declaring the Business Combination and the transactions contemplated thereby in the bests interests of Redwood Merger Sub LLC’s sole member and (b) approving the execution of and delivery of the Business Combination Agreement and the ancillary agreements necessary for the Business Combination.

Also on July 22, 2021, the Cvent board of directors adopted resolutions by written consent and approved resolutions approving, among other things, the execution and delivery of the Business Combination Agreement, the ancillary documents and the transactions contemplated thereby.

In the late afternoon of July 22, 2021, a final version of the Subscription Agreement was distributed to the potential PIPE investors, and the PIPE investors that had chosen to participate in the PIPE financing indicated their final subscription amounts and delivered executed Subscription Agreements to R&G.

In the evening of July 22, 2021, final versions of the ancillary documents to the Business Combination Agreement were distributed to Dragoneer and Cvent which reflected the outcome of the negotiations between the parties and their respective representatives and advisors. Also in the evening of July 22, 2021, Dragoneer entered into a letter agreement with each of Citi, Morgan Stanley and JP Morgan, engaging each of them as placement agents for the PIPE financing.

On July 23, 2021, the parties entered into the Business Combination Agreement and the related ancillary documents and the PIPE investors executed and delivered the Subscription Agreements, which provided for binding subscriptions to purchase an aggregate 47,500,000 million shares of the post-transaction combined business at $10.00 per share for an aggregate of $475,000,000.

Also on July 23, 2021, Dragoneer and Cvent issued a joint press release announcing the execution and delivery of the Business Combination Agreement, and Dragoneer filed a Current Report on Form 8-K, which filed as an exhibit (a) the Business Combination Agreement, (b) the Sponsor Letter Agreement, (c) the form of Subscription Agreement, (d) the form of Cvent Shareholder Transaction Support Agreement, (e) the Amended and Restated Registration Rights Agreement, (f) the Investor Rights Agreement, (g) a transcript of the recorded investor presentation and a copy of the materials included in the presentation summarizing certain key terms of the Business Combination, (h) the joint press release and (i) other communications sent to Cvent’s employees and customers.

The Dragoneer Board’s Reasons for the Business Combination

Dragoneer was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more business entities. The Dragoneer Board sought to do this by utilizing the networks and industry experience of both the Sponsor and the Dragoneer Board and management to identify and acquire one or more businesses. The Dragoneer Board and management collectively have extensive transactional experience, particularly in the software, media, consumer/retail, insurance and financial services/fintech industries.

In particular, the Dragoneer Board considered the following positive factors, although not weighted or in any order of significance, in deciding to approve the Business Combination Proposal:

•

Strong Historical Consolidated Financial Performance and Economic Model. Historical information regarding Cvent’s business, financial performance, and results of operations, including a highly recurring revenue model serving large customers with long-standing customer relationships, as reflected in its strong Adjusted Gross Margin numbers and pre-COVID net dollar retention;

•

Favorable Prospects for Future Growth and Financial Performance. Current information and forecast projections from Dragoneer and Cvent’s management regarding (i) Cvent’s business, prospects, financial condition, operations, technology, products, services, management, competitive position, and strategic business goals and objectives, (ii) general economic, industry, regulatory and financial market conditions and (iii) opportunities and competitive factors within Cvent’s industry, including Cvent’s market leadership in a large and growing total addressable market of approximately $30 billion globally, which the Dragoneer Board believes is characterized by a long-term digitization trend accelerated by COVID;

•

Differentiated Technology Platform. The opportunity to participate in a combined company that operates a mission critical software platform in the event management space that drives strong revenue expansion and cost efficiencies for its customers, which included half of the Fortune 500 as of June 30, 2021;

•

Positioned for Future Growth. The rapid adoption of virtual and hybrid event strategies offers new areas of growth in a post-COVID environment, as customers look for a single platform to consolidate their event management technology;

•

Competitive Differentiation that Increases with Scale. Cvent’s platform benefits from a network effect as event spaces and event planners adopt the platform, which the Dragoneer Board believes will be further driven by the broad footprint of event planners using Cvent that desire a single platform over fragmented point solution technology and will ultimately lead to economies of scale for sales and marketing, research and development and customer service costs;

•

Proven R&D Engine with an Exciting Product Roadmap. Cvent’s significant investments in research and development have created a culture of innovation that the Dragoneer Board believes has consistently developed products designed to solve customer needs and positioned Cvent for future growth;

•

Compelling Valuation. The implied enterprise value in connection with the Business Combination of approximately $5.3 billion, which we believe represents an attractive valuation (based on revenue multiples) relative to selected comparable companies;

•	World Class Management Team. Cvent’s experienced management team, led by Mr. Aggarwal, Cvent’s Chief Executive Officer for more than 20 years;

•

PIPE Financing Success. The success of the PIPE Financing, which, together with the forward purchase commitment, raised nearly twice the amount of cash available in the Trust Account and was subscribed to by sophisticated third-party investors, including, Fidelity Management & Research Company LLC, Hedosophia, and Oaktree Capital Management L.P., among others;

•

Terms of the Business Combination Agreement and the Related Agreements. The Dragoneer Board considered the key terms and conditions of the Business Combination Agreement and the related agreements and the transactions contemplated thereby, including the business combination, each party’s representations, warranties and covenants, the conditions to each party’s obligation, including the minimum cash condition being fixed below the total anticipated proceeds from the PIPE Financing, and the termination provisions as well as the strong commitment by both Cvent and Dragoneer to complete the transactions contemplated by the Business Combination Agreement; and

•

Likelihood of Closing the Business Combination. The belief of the Dragoneer Board that an acquisition by Dragoneer has a reasonable likelihood of closing without potential issues under applicable antitrust and competition laws, or potential issues from any regulatory authorities.

The Dragoneer Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

•

Benefits May Not Be Achieved. The risks and costs to Dragoneer if the Business Combination is not completed, including the considerable time Dragoneer will have invested in this transaction and the remaining time that will be available to identify another target;

•

Exercise of Redemption Rights of Current Public Shareholders. The risk that some of the current public shareholders would decide to exercise their redemption rights or vote against the business combination, particularly given the absence of warrants (as described under the section entitled “Risk Factors”), particularly given current public shareholders were not required to execute transaction support agreements requiring them to vote in favor of the transaction and not to redeem their shares;

•

Conditions to Closing of the Business Combination. That the completion of the Business Combination is conditioned on the satisfaction of certain closing conditions, many of which are not within Dragoneer’s control;

•	Control of New Cvent by the Vista Investors Following Consummation of the Business Combination. The fact that the Vista Investors will control the combined company following the Business Combination;

•	Litigation Related to the Business Combination. The risk of potential litigation challenging the Business Combination;

•

Transaction Expenses Incurred by Dragoneer. The substantial transaction expenses to be incurred in connection with the Business Combination and the negative impact of such expenses on Dragoneer’s cash reserves and operating results should the Business Combination not be completed;

•

Negative Impact Resulting from the Announcement of the Business Combination. The possible negative effect of the Business Combination and public announcement of the Business Combination of Dragoneer’s financial performance, operating results and stock price;

•

Commitment under the Business Combination Agreement. The fact that, under the terms of the Business Combination Agreement, the Dragoneer Board may not withdraw or modify its recommendation to approve the Business Combination; and

•

Other Risks. Other factors the Dragoneer Board deemed relevant, including various other risks associated with the Business Combination, the business of Dragoneer and the business of Cvent described under the section entitled “Risk Factors.”

In addition to considering the factors described above, the Dragoneer Board also considered that certain of the officers and directors of Dragoneer may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of Dragoneer’s shareholders. The Dragoneer Board reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and approving the Business Combination Agreement and the transactions contemplated therein, including the Business Combination.

The Dragoneer Board concluded that the potential benefits that it expected Dragoneer and its shareholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the Dragoneer Board determined that the Business Combination Agreement, the Business Combination, the Domestication and the other transactions contemplated by the Business Combination Agreement, were advisable and in the best interests of Dragoneer.

Summary of Dragoneer Financial Analysis

Certain Projected Financial Information of Cvent

Cvent is a privately held company and does not, as a matter of course, make public projections as to future sales, earnings, or other results. However, in connection with its consideration of the potential business combination, the Dragoneer Board was provided with the prospective financial information set forth below that were prepared by management of Cvent (collectively, the “Projections”). While management of Cvent provided Dragoneer with projected revenue, total expense and adjusted EBITDA Projections through 2025, the Dragoneer Board relied on the 2021 to 2023 projected revenue and adjusted EBITDA Projections in its valuation analysis because, in the collective experience of Dragoneer’s management and board of directors, peer companies are typically valued based on revenue and Adjusted EBITDA, and because Projections that extend beyond three years are more speculative and are not as readily available from public peers, which makes meaningful comparison more difficult. The Dragoneer Board considered the Projections in addition to the historical financial information, key performance measures and operating metrics of Cvent included elsewhere in this proxy statement/prospectus/consent solicitation.

These Projections were not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information.

The Projections have not been audited. Neither the independent registered public accounting firms of Dragoneer or Cvent, nor any other independent accountants, have compiled, examined or applied agreed-upon procedures with respect to the Projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or their achievability, and the independent accounting firms of Dragoneer and Cvent assume no responsibility for, and disclaim any association with, the Projections. The projected financial information included in this document has been prepared by, and is the responsibility of, Cvent’s management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying projected financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this document relates to Cvent’s previously issued financial statements. It does not extend to the projected financial information and should not be read to do so.

The Projections are the responsibility of Cvent management and in their view, were prepared on a reasonable basis, reflecting currently available estimates and judgments, and presents, to the knowledge and belief of Cvent’s management, the expected base case of future financial performance of Cvent. However, this information is not fact and should not be relied upon as being indicative of future results, and readers of this proxy statement/prospectus/consent solicitation are cautioned not to place significant weight on the prospective financial information.

The following Projections are included in this proxy statement/prospectus/consent solicitation solely to provide Dragoneer’s stockholders access to information made available in connection with Dragoneer’s Board’s consideration of the proposed business combination. The Projections were prepared in good faith by Cvent’s management based on their reasonable estimates and assumptions with respect to the expected future financial performance of Cvent at the time the Projections were prepared and speak only as of the time of preparation, and do not take into account any circumstances or events occurring after that date.

	Quarter Projection Period Ended		Full Year Projection Period Ended
(millions)	September 30, 2021	December 31, 2021	December 31, 2021	December 31, 2022	December 31, 2023
Projected Revenue(1)	$129.4	$138.7	$507.4	$622.6	$762.6
Adjusted EBITDA(2)	n/a	n/a	$90.0	$102.6	$136.1

1.

Projected Revenue is based on a variety of assumptions, including (i) cross-selling and upselling products to existing clients, (ii) increase in the number of new customers less churn, (iii) assumptions about industry trends, such as the digitization of the events and meetings industry. Projected Revenue does not include any amounts for acquisitions or launching of new product lines, other than the extensions of certain product lines. Projected Revenue is a non-GAAP financial measure and should not be considered as an alternative to revenue. Non-GAAP financial measures are not necessarily calculated the same way by different companies and should not be considered a substitute for or superior to GAAP. Dragoneer relied on projected revenue because it believes it provides greater consistency and comparability with our past financial performance and the financial performance of peer companies, as it eliminates the effects of certain variations unrelated to our overall performance.

2.

Adjusted EBITDA is defined as net loss adjusted for interest, taxes, depreciation and amortization, gains or losses on divestitures, other income or expense, restructuring expenses, impact of adjustments to acquired deferred revenue, costs related to acquisitions and other items that Cvent’s management does not believe are reflective of Cvent’s ongoing operations, some of which may be significant. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows as measures of liquidity. Non-GAAP financial measures are not necessarily calculated the same way by different companies and should not be considered a substitute for or superior to GAAP. Adjusted EBITDA is based on Cvent’s Projected Revenue forecast and a variety of cost assumptions, including (i) personnel and professional services related costs across client services, sales and marketing, research and development and general and administrative, (ii) variable costs related to revenue and product mix, (iii) costs associated with platform support and expansion and (iv) facilities.

The key business assumptions that Cvent management relied upon when developing the Projections provided to Dragoneer are summarized below:

•	the global COVID-19 pandemic has and will continue to drive a new growth vector for virtual and hybrid events;

•	the global COVID-19 pandemic has and will continue to accelerate automation and digitization of event-related processes and data;

•

Cvent will experience strong revenue growth in product offerings that have been negatively impacted by the pandemic as the impact of the global COVID-19 pandemic diminishes and the meetings and events industry recovers;

•	as a percentage of revenue, temporary investments will be made in the following areas:

•

customer onboarding and support as event planners pivot to virtual and hybrid events; these increased levels of support will return to normal as customers gain more experience executing virtual and hybrid events;

•	research and development to accelerate product development and support the increase in technology adoption by the meetings and events industry; and

•	sales and marketing spend to support intensified demand for event management technology solutions.

The Projections, while presented with numerical specificity, necessarily were based on numerous variables, estimates and assumptions, including the assumptions listed above, that are inherently uncertain and many of which are beyond the control of Cvent’s management. The assumptions upon which the Projections were based, including the assumptions listed above, necessarily involve judgments with respect to, among other things, future industry performance under various industry scenarios as well as assumptions for competition, general business, economic, market, insurance regulatory and financial conditions and matters specific to the businesses of Cvent, all of which are difficult or impossible to predict accurately and many of which are beyond Cvent’s control. The Projections also reflect assumptions as to certain business decisions that are subject to change. We cannot be certain about the timing of the events described in the bullets above, including the timing of the COVID-19 pandemic diminishing, the timing of the adoption of new technology, virtual and hybrid events or the timing of an increase in sales and marketing spend, among other matters. Important factors that may affect actual results and result in the Projections not being achieved include the matters described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” In addition, the Projections may be affected by Dragoneer’s ability to achieve strategic goals, objectives and targets over the applicable period.

The Projections should not be viewed as public guidance. The Projections were prepared solely for internal use to assist Dragoneer in its evaluation of Cvent and the business combination and should not be relied upon by any other person for any other reason. Cvent has not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone, including Dragoneer. Neither Cvent’s management nor any of its respective representatives has made or makes any representations to any person regarding the ultimate performance of Cvent relative to the Projections. The Projections are not fact. The Projections are not a guarantee of actual future performance. The future financial results of Cvent may differ materially from those expressed in the Projections due to factors beyond either of their ability to control or predict. The Projections are not included in this proxy statement/prospectus/consent solicitation in order to induce any Dragoneer shareholders to vote in favor of any of the proposals at the special meeting and should not be relied upon for that purpose.

Certain of the measures included in the prospective financial information may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Cvent may not be comparable to similarly titled amounts used by other companies. We encourage you to review the financial statements of Cvent included in this proxy statement/prospectus/consent solicitation, as well as the information in the sections “Cvent’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Combined Financial Information” in this proxy statement/prospectus/consent solicitation.

Neither Dragoneer nor Cvent or any of their respective affiliates intends to, and, except to the extent required by applicable law, each of them expressly disclaims any obligation to, update, revise or correct the Projections to reflect circumstances existing or arising after the date such Projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Projections are shown to be in error or any of the Projections otherwise would not be realized.

Interests of Dragoneer’s Directors and Executive Officers in the Business Combination

When you consider the recommendation of the Dragoneer Board in favor of approval of the Business Combination Proposal, you should keep in mind that the Initial Shareholders, including Dragoneer’s directors and executive officers, have interests in such proposal that are different from, or in addition to, those of Dragoneer shareholders generally. These interests include, among other things, the interests listed below:

•	the fact that our Initial Shareholders have agreed not to redeem any Class A ordinary shares held by them in connection with a shareholder vote to approve a proposed initial business combination;
•

the fact that the Sponsor paid an aggregate of $25,000 for the 6,900,000 Class B ordinary shares currently owned by the Initial Shareholders and such securities will have a significantly higher value at the time of the Business Combination;

•

the fact that Sponsor paid $7,520,000 for its private placement shares which would be worthless if a business combination is not consummated by February 19, 2023 (unless such date is extended in accordance with the Existing Governing Documents);

•

the fact that the Sponsor, the other Initial Shareholders and Dragoneer’s other current officers and directors have agreed to waive their rights to liquidating distributions from the trust account with respect to any ordinary shares (other than public shares) held by them if Dragoneer fails to complete an initial business combination by February 19, 2023;

•	the fact that the Amended and Restated Registration Rights Agreement will be entered into by the Initial Shareholders;

•	the fact that the Forward Purchaser agreed to purchase the Forward Purchase Shares immediately prior to the First Effective Time, but following the Domestication;

•

the fact that, at the option of the Sponsor, any amounts outstanding under the loan made by the Sponsor to Dragoneer in an aggregate amount of up to $2,000,000 may be converted into Class A ordinary shares in connection with the consummation of the Business Combination;

•

the continued indemnification of Dragoneer’s directors and officers and the continuation of Dragoneer’s directors’ and officers’ liability insurance after the Business Combination (i.e., a “tail policy”);

•

the fact that the Sponsor and Dragoneer’s officers and directors will lose their entire investment in Dragoneer and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated by February 19, 2023;

•

the fact that if the trust account is liquidated, including in the event Dragoneer is unable to complete an initial business combination by February 19, 2023, the Sponsor has agreed to indemnify Dragoneer to ensure that the proceeds in the trust account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the trust account on the liquidation date, by the claims of prospective target businesses with which Dragoneer has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Dragoneer, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the trust account;

•	the fact that Dragoneer may be entitled to distribute or pay over funds held by Dragoneer outside the Trust Account to the Sponsor or any of its affiliates prior to the Closing; and

•

the fact that the Sponsor sponsors multiple SPACs and is affiliated with a number of other investment vehicles and has the sole discretion to allocation this transaction to Dragoneer taking into account whatever factors it deems appropriate.

The Initial Shareholders have, pursuant to the Sponsor Letter Agreement, agreed to, among other things, vote all of their ordinary shares in favor of the proposals being presented at the extraordinary general meeting and waive their anti-dilution rights with respect to their Class B ordinary shares in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus/consent solicitation, the Initial Shareholders own approximately 21.7% of the issued and outstanding ordinary shares. See “Related Agreements—Sponsor Letter Agreement” in the accompanying proxy statement/prospectus/consent solicitation for more information related to the Sponsor Letter Agreement.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our Initial Shareholders, Vista, Cvent and/or their directors, officers, advisors or respective affiliates (including separate accounts or other accounts, clients or pooled investment vehicles advised by, or affiliated with, Dragoneer Investment Group, LLC or its affiliates) may purchase public shares from institutional and other investors, including those who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our Initial Shareholders, Vista, Cvent and/or their directors, officers, advisors or respective affiliates (including separate accounts or other accounts, clients or pooled investment vehicles advised by, or affiliated with, Dragoneer Investment Group, LLC or its affiliates) purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. Our Initial Shareholders, Vista, Cvent, and/or their directors, officers, advisors or respective affiliates (including separate accounts or other accounts, clients or pooled investment vehicles advised by, or affiliated with, Dragoneer Investment Group, LLC or its affiliates) may also purchase public shares, including from institutional and other investors, including those who indicate an intention to redeem our shares, or, if the price per share of our shares falls below $10.00 per share, such parties may seek to enforce their redemption rights. The above described activity could be especially prevalent in and around the time of Closing. The purpose of such share purchases and other transactions would be for investment purposes and/or to increase the likelihood of satisfaction of the requirements that (i) the Business Combination Proposal, the Advisory Governing Documents Proposals, the Nasdaq Proposal, the Incentive Equity Plan Proposal, the ESPP Proposal and the Adjournment Proposal are approved by the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter, (ii) the Domestication Proposal and the Proposed Charter and Bylaws Proposal are approved by the affirmative vote of at least two-thirds (2/3) of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter, (iii) otherwise limit the number of public shares electing to redeem and (iv) New Cvent’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement and the PIPE Financing. Our Initial Shareholders, Vista, Cvent and/or their directors, officers, advisors or respective affiliates (including separate accounts or other accounts, clients or pooled investment vehicles advised by, or affiliated with, Dragoneer Investment Group, LLC or its affiliates) may also purchase shares from institutional and other investors for investment purposes.

Entering into any such arrangements may have a depressive effect on the ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he, she or they own, either at or prior to the Business Combination.

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

The existence of financial and personal interests of one or more of Dragoneer’s directors results in conflicts of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Dragoneer and its shareholders and what he, she or they may believe is best for himself, herself or themselves, including what’s best for other investment vehicles advised by affiliates of Dragoneer, in determining to recommend that shareholders vote for the proposals. In addition, Dragoneer’s officers have interests in the Business Combination that may conflict with your interests as a shareholder.

Expected Accounting Treatment of the Business Combination

The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Dragoneer will be treated as the acquired company and Cvent will be treated as the acquirer for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of New Cvent will represent a continuation of the financial statements of Cvent, with the Business Combination treated as the equivalent of Cvent issuing stock for the historical net assets of Dragoneer, accompanied by a recapitalization. The net assets of Dragoneer will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Cvent.

Cvent has been determined to be the accounting acquirer in the Business Combination based on an evaluation of the following facts and circumstances:

•	Cvent’s existing stockholders will have a majority of the voting power in New Cvent, irrespective of whether Dragoneer’s public shareholders exercise their right to redeem their public shares;

•	Cvent’s current largest shareholders will have the ability to nominate a majority of the initial members of the New Cvent Board;

•	Cvent’s senior management will be the senior management of New Cvent;

•	Cvent’s operations prior to the Business Combination will comprise the ongoing operations of New Cvent;

•	Cvent is the larger entity based on historical operating activity and has the larger employee base; and

•	The post-combination company will assume a “Cvent”-branded name: “Cvent Holding Corp.”

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain transactions may not be consummated unless information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the filing of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. On August 6, 2021, Dragoneer and Cvent filed the required forms under the HSR Act with the Antitrust Division and the FTC and requesting early termination of the HSR Act 30-day waiting period.

At any time before or after consummation of the Business Combination, notwithstanding termination of the waiting period under the HSR Act, the applicable competition authorities the United States or any other applicable jurisdiction could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of New Cvent’s assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. Dragoneer cannot assure you that the Antitrust Division, the FTC, any state attorney general, or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, Dragoneer cannot assure you as to its result.

None of Dragoneer or Cvent are aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Vote Required for Approval

The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast in the extraordinary general meeting, and otherwise will have no effect on a particular proposal.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that Dragoneer’s entry into the Business Combination Agreement, dated as of July 23, 2021 (the “Business Combination Agreement”), by and among Dragoneer, Redwood Opportunity Merger Sub, Inc., a Delaware corporation (“Merger Sub I”), Redwood Merger Sub LLC, a Delaware limited liability company (“Merger Sub II”) and Papay Topco, Inc., a Delaware corporation (“Cvent”), a copy of which is attached to the proxy statement/prospectus/consent solicitation as Annex A, pursuant to which, among other things, following the de-registration of Dragoneer as an exempted company in the Cayman Islands and the continuation and domestication of Dragoneer as a corporation in the State of Delaware with the name “Cvent Holding Corp.” (a) (i) Merger Sub I will merge with and into Cvent (the “First Merger”), with Cvent as the surviving company in the First Merger and, after giving effect to such First Merger, Cvent will be a wholly-owned subsidiary of Dragoneer and (ii) immediately following the First Merger and as part of the same overall transaction as the First Merger, Cvent as the surviving company in the First Merger will merge with and into Merger Sub II (the “Second Merger”, and together with the First Merger, the “Mergers”), with Merger Sub II as the surviving company in the Second Merger and, after giving effect to the Second Merger, Merger Sub II will be a wholly-owned subsidiary of Dragoneer, and (b) at the First Effective Time, (i) each share and equity award of Cvent outstanding as of immediately prior to the First Effective Time will be exchanged for shares of New Cvent Common Stock or comparable equity awards that are settled or are exercisable for shares of New Cvent Common Stock, as applicable, based on an implied Cvent equity value of $4,467,973,959 and (ii) all equity awards of Cvent will be exchanged for comparable equity awards that are settled or exercisable for shares of New Cvent Common Stock, as applicable, determined based on the same implied Cvent equity value described in clause (a), on the terms and subject to the conditions set forth in the Business Combination Agreement, certain related agreements (including the Subscription Agreements, the Cvent Shareholder Transaction Support Agreements, the Sponsor Letter Agreement, the Amended and Restated Registration Rights Agreement and the Investor Rights Agreement, each in the form attached to the proxy statement/prospectus/consent solicitation as Annex E, Annex F, Annex G, Annex H and Annex I, respectively), and the transactions contemplated thereby, be approved, ratified and confirmed in all respects.”

Recommendation of the Dragoneer Board

THE DRAGONEER BOARD UNANIMOUSLY RECOMMENDS THAT THE DRAGONEER SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of one or more of Dragoneer’s directors results in conflicts of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Dragoneer and its shareholders and what he, she or they may believe is best for himself, herself or themselves, including what’s best for other investment vehicles advised by affiliates of Dragoneer, in determining to recommend that shareholders vote for the proposals. In addition, Dragoneer’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “—Interests of Dragoneer’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Recommendation of the Cvent Board and Reasons for the Business Combination

After consideration, the Cvent Board adopted resolutions unanimously determining that the Business Combination Agreement, the Mergers contemplated by the Business Combination Agreement and the other transactions contemplated by the Business Combination Agreement were advisable, fair to and in the best interests of Cvent and Cvent Stockholders; approved the Business Combination Agreement and the transactions contemplated thereby, including the Mergers; and directed that the Business Combination Agreement be submitted to the Cvent Stockholders for their consideration. The Cvent Board unanimously recommends that the Cvent Stockholders adopt the Business Combination Agreement and approve the transactions contemplated thereby, including the Business Combination, by executing and delivering the written consent furnished with this proxy statement/prospectus/consent solicitation statement.

In reaching its decision to approve and declare advisable the Business Combination Agreement, and in resolving to recommend that Cvent Stockholders adopt the Business Combination Agreement and approve the transactions contemplated thereby, including the Business Combination, the Cvent Board consulted with Cvent’s management, as well as its financial and legal advisors, and considered a number of factors, including its knowledge of Cvent’s business, operations, financial condition, earnings and prospects, and its knowledge of the financial and capital markets. Among the various factors that the Cvent Board considered in favor of its decision are:

•

Evaluation of Alternative Transactions. It is the belief of the Cvent Board, after review of alternative strategic opportunities from time to time, including strategic transactions with other partners and the possibility of, and benefits and risks associated with, continuing to operate Cvent as a privately held entity, that the proposed Business Combination represents the best potential transaction for Cvent to create greater value for the Cvent stockholders, while also providing greater liquidity for the Cvent stockholders by owning stock in a public company.

•

Terms of the Business Combination Agreement. The Cvent Board considered the terms and conditions of the Business Combination Agreement, including, but not limited to, the nature and scope of the closing conditions and the likelihood of obtaining any necessary approvals, in addition to the transactions contemplated thereby, including the Business Combination.

•

Consideration Received by Cvent Stockholders. The Cvent Board considered the amount of consideration to be received by the Cvent Stockholders in the proposed Mergers under the terms and conditions of the Business Combination Agreement.

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Access to Capital. The Cvent Board considered the current industry trends and market conditions affecting Cvent and the cost of alternative means of raising capital and expects that the Business Combination would be a more time- and cost-effective means to access capital for investment in business operations and potentially repay its existing indebtedness than other options considered.

•

Benefit from Being a Public Company. The Cvent Board believes that as a newly public company, Cvent will have the flexibility and financial resources to pursue and execute a growth strategy to increase revenue and stockholder value and will benefit from being publicly traded, and can effectively utilize the broader access to capital and public profile that are associated with being a publicly traded company.

DOMESTICATION PROPOSAL

Overview

As discussed in this proxy statement/prospectus/consent solicitation, Dragoneer is asking its shareholders to approve the Domestication Proposal. Under the Business Combination Agreement, the approval of the Domestication Proposal is also a condition to the consummation of the Business Combination.

As a condition to closing the Business Combination, the Dragoneer Board has unanimously approved, and Dragoneer shareholders are being asked to consider and vote upon a proposal to approve (the “Domestication Proposal”), a change of Dragoneer’s jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of

Delaware. To effect the Domestication, Dragoneer will file an application to deregister with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which Dragoneer will be domesticated and continue as a Delaware corporation.

In connection with the Domestication, on the Closing Date prior to the First Effective Time, (i) each issued and outstanding Class A ordinary share and each issued and outstanding Class B ordinary share, of Dragoneer will be converted into one share of common stock, par value $0.0001 per share, of New Cvent; (ii) the governing documents of Dragoneer will be amended and restated and become the certificate of incorporation and the bylaws of New Cvent as described in this proxy statement/prospectus/consent solicitation; and (iii) Dragoneer’s name will change to “Cvent Holding Corp.” Immediately prior to the First Effective Time, but following the Domestication, Dragoneer will issue the Forward Purchase Shares at a price of $10.00 per share on the terms and conditions set forth in the Forward Purchase Agreement and the Business Combination Agreement.

The Domestication Proposal, if approved, will approve a change of Dragoneer’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while Dragoneer is currently incorporated as an exempted company under the Cayman Islands Companies Act, upon the Domestication, New Cvent will be governed by the DGCL. We encourage shareholders to carefully consult the information set out below under “Comparison of Corporate Governance and Shareholder Rights.” Additionally, we note that if the Domestication Proposal is approved, then Dragoneer will also ask its shareholders to approve the Advisory Governing Documents Proposals (discussed below), which, if approved, will replace the Existing Governing Documents with a new certificate of incorporation and bylaws of New Cvent under the DGCL. The Proposed Governing Documents differ in certain material respects from the Existing Governing Documents and we encourage shareholders to carefully consult the information set out below under “Advisory Governing Documents Proposals,” the Existing Governing Documents of Dragoneer, attached hereto as Annex B and the Proposed Governing Documents of New Cvent, attached hereto as Annex C and Annex D.

Reasons for the Domestication

Our board of directors believes that there are significant advantages to us that will arise as a result of a change of our domicile to Delaware. Further, our board of directors believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. The board of directors believes that there are several reasons why a reincorporation in Delaware is in the best interests of Dragoneer and its shareholders. As explained in more detail below, these reasons can be summarized as follows:

•

Prominence, Predictability, and Flexibility of Delaware Law. For many years Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a jurisdiction of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware’s prominence as the jurisdiction of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other jurisdictions’ corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as ours.

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Well-Established Principles of Corporate Governance. There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a company’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. We believe such clarity would be advantageous to New Cvent, its board of directors and management and would enable them to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to entities organized in other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for New Cvent’s stockholders from possible abuses by directors and officers.

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Increased Ability to Attract and Retain Qualified Directors. Reincorporation from the Cayman Islands to Delaware is attractive to directors, officers, and stockholders alike. New Cvent’s incorporation in Delaware may make New Cvent more attractive to future candidates for our board of directors, because many such candidates are already familiar with Delaware corporate law from their past business experience. To date, we have not experienced difficulty in retaining directors or officers, but directors of public companies are exposed to significant potential liability. Thus, candidates’ familiarity and comfort with Delaware laws—especially those relating to director indemnification (as discussed below)—draw such qualified candidates to Delaware corporations. Our board of directors therefore believes that providing the benefits afforded directors by Delaware law will enable New Cvent to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers.

The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman Islands law and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, we believe that, in general, Delaware law is more developed and provides more guidance than Cayman Islands law on matters regarding a company’s ability to limit director liability. As a result, we believe that the corporate environment afforded by Delaware will enable the surviving corporation to compete more effectively with other public companies in attracting and retaining new directors.

Expected Accounting Treatment of the Domestication

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of Dragoneer as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of New Cvent immediately following the Domestication will be the same as those of Dragoneer immediately prior to the Domestication.

Vote Required for Approval

The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds (2/3) of the ordinary shares present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Because the Domestication Proposal involves a vote to continue Dragoneer outside the jurisdiction of the Cayman Islands, holders of Class B ordinary shares will have ten votes per Class B ordinary share and holders of Class A ordinary shares will have one vote per Class A ordinary share for purposes of the Domestication Proposal. Holders of Class B ordinary shares and Class A ordinary shares shall have one vote per share on all other proposals. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

The Domestication Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that Dragoneer be transferred by way of continuation to Delaware pursuant to Part XII of the Companies Act (As Revised) of the Cayman Islands and Section 388 of the General Corporation Law of the State of Delaware and, immediately upon being de-registered in the Cayman Islands, Dragoneer be continued and domesticated as a corporation under the laws of the State of Delaware and, conditional upon, and with effect from, the registration of Dragoneer as a corporation in the State of Delaware, the name of Dragoneer be changed from “Dragoneer Growth Opportunities Corp. II” to “Cvent Holding Corp.””

Recommendation of the Dragoneer Board

THE DRAGONEER BOARD UNANIMOUSLY RECOMMENDS THAT DRAGONEER SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DOMESTICATION PROPOSAL.

The existence of financial and personal interests of one or more of Dragoneer’s directors results in conflicts of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Dragoneer and its shareholders and what he, she or they may believe is best for himself, herself or themselves, including what’s best for other investment vehicles advised by affiliates of Dragoneer, in determining to recommend that shareholders vote for the proposals. In addition, Dragoneer’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of Dragoneer’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

PROPOSED CHARTER AND BYLAWS PROPOSAL

Overview

If the Condition Precedent Proposals are approved and the Business Combination is to be consummated, Dragoneer will replace the Existing Governing Documents, with a proposed new certificate of incorporation (the “Proposed Certificate of Incorporation”) and proposed new bylaws (the “Proposed Bylaws” and, together with the Proposed Certificate of Incorporation, the “Proposed Governing Documents”) of New Cvent, in each case, under the DGCL.

Reasons for the Proposed Governing Documents

The Proposed Certificate of Incorporation, as well as the Proposed Bylaws, was negotiated as part of the Business Combination. The Dragoneer Board’s specific reasons for each of the Advisory Governing Documents Proposals (each of which are included in the Proposed Governing Documents) are set forth in the section “Advisory Governing Documents Proposals.”

Vote Required for Approval

The approval of the Proposed Charter and Bylaws Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds (2/3) of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

Abstentions and broker non-votes, while considered present for the purpose of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and other will have no effect on a particular proposal.

The Proposed Charter and Bylaws Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that the certificate of incorporation and bylaws of Dragoneer, copies of which are attached to the proxy statement/prospectus as Annex C and Annex D, respectively, be approved as the certificate of incorporation and bylaws of New Cvent, effective upon the effectiveness of the Domestication.”

Recommendation of the Dragoneer Board

THE DRAGONEER BOARD UNANIMOUSLY RECOMMENDS THAT DRAGONEER SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE PROPOSED CHARTER AND BYLAWS PROPOSAL.

The existence of financial and personal interests of one or more of Dragoneer’s directors results in conflicts of interest on the part of such director(s) between what he or they may believe is in the best interests of Dragoneer and its shareholders and what he or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Dragoneer’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of Dragoneer’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ADVISORY GOVERNING DOCUMENTS PROPOSALS

Overview

If the Proposed Charter and Bylaws Proposal and the other Condition Precedent Proposals are approved and the Business Combination is to be consummated, Dragoneer will replace the Existing Governing Documents, with a proposed new certificate of incorporation (the “Proposed Certificate of Incorporation”) and proposed new bylaws (the “Proposed Bylaws” and, together with the Proposed Certificate of Incorporation, the “Proposed Governing Documents”) of New Cvent, in each case, under the DGCL.

Dragoneer’s shareholders are asked to consider and vote upon, on a non-binding advisory basis, and to approve by ordinary resolution five (5) separate proposals (collectively, the “Advisory Governing Documents Proposals”) in connection with the replacement of the Existing Governing Documents with the Proposed Governing Documents. This separate vote is not otherwise required by Delaware law or Cayman Islands law separate and apart from the Proposed Charter and Bylaws Proposal but, pursuant to SEC guidance, Dragoneer is submitting these provisions to its shareholders separately for approval, allowing shareholders the opportunity to present their separate views on important governance provisions. However, the shareholder votes regarding these proposals are advisory votes, and are not binding on Dragoneer or the Dragoneer Board (separate and apart from the approval of the Proposed Charter and Bylaws Proposal). In the judgment of the Dragoneer Board, these provisions are necessary to appropriate to address the needs of the post-combination company. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Governing Documents Proposals (separate and apart from approval of Proposed Charter and Bylaws Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, Dragoneer and Cvent may agree that the Proposed Certificate of Incorporation and Proposed Bylaws, in the form set forth on Annex C and Annex D, will take effect at consummation of the Business Combination and Domestication, assuming adoption of the Proposed Charter and Bylaws Proposal.

The Proposed Governing Documents differ in certain material respects from the Existing Governing Documents. The following table sets forth a summary of the principal changes proposed to be made between the Existing Governing Documents and the Proposed Certificate of Incorporation and Proposed Bylaws for New Cvent. This summary is qualified by reference to the complete text of the Existing Governing Documents of Dragoneer, attached to this proxy statement/prospectus/consent solicitation as Annex B, the complete text of the Proposed Certificate of Incorporation, a copy of which is attached to this proxy statement/prospectus/consent solicitation as Annex C and the complete text of the Proposed Bylaws, a copy of which is attached to this proxy statement/prospectus/consent solicitation as Annex D. All shareholders are encouraged to read each of the Proposed Governing Documents in its entirety for a more complete description of its terms. Additionally, as the Existing Governing Documents governed by Cayman Islands law and the Proposed Governing Documents will be governed by the DGCL, we encourage shareholders to carefully consult the information set out under the “Comparison of Corporate Governance and Shareholder Rights” section of this proxy statement/prospectus/consent solicitation.

	Existing Governing Documents	Proposed Governing Documents
Authorized Shares (Advisory Governing Documents Proposal A)	The share capital under the Existing Governing Documents is US$22,100 divided into 200,000,000 Class A ordinary shares of par value US$0.0001 per share, 20,000,000 Class B ordinary shares of par value US$0.0001 per share and 1,000,000 preference shares of par value US$0.0001 per share.	The Proposed Governing Documents authorize 1,500,000,000 shares of New Cvent Common Stock and 1,000,000 shares of New Cvent Preferred Stock.

	See paragraph 5 of the Memorandum of Association.	See Article IV of the Proposed Certificate of Incorporation.

Authorize the Board of Directors to Issue Preferred Stock Without Stockholder Consent (Advisory Governing Documents Proposal B)	The Existing Governing Documents authorize the issuance of 1,000,000 preference shares with such designation, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered under the Existing Governing Documents, without shareholder approval, to issue preference shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares.	The Proposed Governing Documents authorize the board of directors to issue all or any shares of New Cvent Preferred Stock in one or more series and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as the board of directors may determine.

	See paragraph 5 of the Memorandum of Association and Article 3 of the Articles of Association.	See Article IV subsection B of the Proposed Certificate of Incorporation.

Investor Rights Agreement (Advisory Governing Documents Proposal C)	The Existing Governing Documents are not subject to any director composition agreement.	The Proposed Governing Documents provide that certain provisions therein are subject to the Investor Rights Agreement.

	Existing Governing Documents	Proposed Governing Documents

See Article IV subsection 3, Article V subsections 1 and 3, Article VII subsections 1, 2, 3, and Article XIV of the Proposed Certificate of Incorporation.

Shareholder/Stockholder Written Consent In Lieu of a Meeting (Advisory Governing Documents Proposal D)	The Existing Governing Documents provide that resolutions may be passed by a vote in person, by proxy at a general meeting, or by unanimous written resolution.	The Proposed Governing Documents allow stockholders to vote in person or by proxy at a meeting of stockholders, but prohibit the ability of stockholders to act by written consent in lieu of a meeting.

	See Articles 18, 22 and 31 of our Articles of Association.	See Article VIII subsection 1 of the Proposed Certificate of Incorporation.

Corporate Name (Advisory Governing Documents Proposal E)	The Existing Governing Documents provide the name of the company is “Dragoneer Growth Opportunities Corp. II”	The Proposed Governing Documents will provide that the name of the corporation will be “Cvent Holding Corp.”

	See paragraph 1 of our Memorandum of Association.	See Article 1 of the Proposed Certificate of Incorporation.

Perpetual Existence (Advisory Governing Documents Proposal E)	The Existing Governing Documents provide that if we do not consummate a business combination (as defined in the Existing Governing Documents) by February 19, 2023 (twenty-seven months after the closing of Dragoneer’s initial public offering, provided that Dragoneer has executed a definitive agreement for a Business Combination by November 19, 2022 but has not completed a Business Combination by November 19, 2022), Dragoneer will cease all operations except for the purposes of winding up and will redeem the shares issued in Dragoneer’s initial public offering and liquidate its trust account.	The Proposed Governing Documents do not include any provisions relating to New Cvent’s ongoing existence; the default under the DGCL will make New Cvent’s existence perpetual.

	See Article 49 of our Articles of Association.	This is the default rule under the DGCL.

	Existing Governing Documents	Proposed Governing Documents

Exclusive Forum (Advisory Governing Documents Proposal E)	The Existing Governing Documents do not contain a provision adopting an exclusive forum for certain shareholder litigation.	The Proposed Governing Documents adopt Delaware as the exclusive forum for certain stockholder litigation and the United States District Court for the District of Delaware as the exclusive forum for litigation arising out of the Securities Act.

See Article XIII of the Proposed Bylaws.

Takeovers by Interested Stockholders (Advisory Governing Documents Proposal E)	The Existing Governing Documents do not provide restrictions on takeovers of Dragoneer by a related shareholder following a business combination.	The Proposed Governing Documents will have New Cvent elect not to be governed by Section 203 of the DGCL relating to takeovers by interested stockholders.

See Article X of the Proposed Certificate of Incorporation.

Provisions Related to Status as Blank Check Company (Advisory Governing Documents Proposal E)	The Existing Governing Documents set forth various provisions related to our status as a blank check company prior to the consummation of a business combination.	The Proposed Governing Documents do not include such provisions related to our status as a blank check company, which no longer will apply upon consummation of the Business Combination, as we will cease to be a blank check company at such time.

See Article 49 of our Articles of Association.

ADVISORY GOVERNING DOCUMENTS PROPOSAL A—APPROVAL OF AUTHORIZATION OF CHANGE TO AUTHORIZED SHARE CAPITAL, AS SET FORTH IN THE PROPOSED GOVERNING DOCUMENTS

Overview

Advisory Governing Documents Proposal A—to approve the change in the authorized share capital of Dragoneer from US$22,100 divided into (i) 200,000,000 Class A ordinary shares, par value $0.0001 per share, 20,000,000 Class B ordinary shares, par value $0.0001 per share, and 1,000,000 preference shares, par value $0.0001 per share, to (ii) 1,500,000,000 shares of New Cvent Common Stock and 1,000,000 shares of New Cvent Preferred Stock.

As of the date of this proxy statement/prospectus/consent solicitation, there are 35,252,000 ordinary shares issued and outstanding, which includes an aggregate of 6,900,000 Class B ordinary shares held by the Initial Shareholders, including Sponsor.

In connection with the Domestication, on the Closing Date prior to the First Effective Time, (i) each issued and outstanding Class A ordinary share and each issued and outstanding Class B ordinary share of Dragoneer will be converted into one share of New Cvent Common Stock, par value $0.0001 per share; (ii) the governing documents of Dragoneer will be amended and restated and become the certificate of incorporation and the bylaws of New Cvent as described in this proxy statement/prospectus; and (iii) Dragoneer’s name will change to “Cvent Holding Corp.” Immediately prior to the First Effective Time, but following the Domestication, Dragoneer will issue the Forward Purchase Shares at a price of $10.00 per share on the terms and conditions set forth in the Forward Purchase Agreement and the Business Combination Agreement.

In accordance with the terms and subject to the conditions of the Business Combination Agreement, at the First Effective Time, (i) each share and equity award of Cvent outstanding as of immediately prior to the First Effective Time will be exchanged for shares of New Cvent Common Stock or comparable equity awards that are settled or are exercisable for shares of New Cvent Common Stock, as applicable, based on an implied Cvent equity value of $4,467,973,959. For further details, see “Consideration to Cvent Equityholders in the Business Combination.”

In order to ensure that New Cvent has sufficient authorized capital for future issuances, our board of directors has approved, subject to stockholder approval, that the Proposed Governing Documents of New Cvent change in the authorized share of Dragoneer from US$22,100 divided into (i) 200,000,000 Class A ordinary shares, 20,000,000 Class B ordinary shares and 1,000,000 preference shares of Dragoneer to (ii) 1,500,000,000 shares of New Cvent Common Stock and 1,000,000 shares of New Cvent Preferred Stock.

This summary is qualified by reference to the complete text of the Proposed Governing Documents of New Cvent, copies of which are attached to this proxy statement/prospectus/consent solicitation as Annex C and Annex D. All stockholders are encouraged to read the Proposed Governing Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

The principal purpose of this proposal is to provide for an authorized capital structure of New Cvent that will enable it to continue as an operating company governed by the DGCL. Our board of directors believes that it is important for us to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support our growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions).

Vote Required for Approval

The approval of Advisory Governing Documents Proposal A requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the issued ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

Advisory Governing Documents Proposal A is a non-binding advisory proposal and is not conditioned on any other approval.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the change in the authorized share capital of Dragoneer from US$22,100 divided into (i) 200,000,000 Class A ordinary shares, par value $0.0001 per share, (ii) 20,000,000 Class B ordinary shares, par value $0.0001 per share and (iii) 1,000,000 preference shares, par value $0.0001 per share, to (a) 1,500,000,000 shares of common stock, par value $0.0001 per share, of New Cvent and (b) 1,000,000 shares of preferred stock, par value $0.0001 per share, of New Cvent be approved.”

Recommendation of the Dragoneer Board

THE DRAGONEER BOARD UNANIMOUSLY RECOMMENDS THAT DRAGONEER SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ADVISORY GOVERNING DOCUMENTS PROPOSAL A.

The existence of financial and personal interests of one or more of Dragoneer’s directors results in conflicts of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Dragoneer and its shareholders and what he, she or they may believe is best for himself, herself or themselves, including what’s best for other investment vehicles advised by affiliates of Dragoneer, in determining to recommend that shareholders vote for the proposals. In addition, Dragoneer’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of Dragoneer’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ADVISORY GOVERNING DOCUMENTS PROPOSAL B—APPROVAL OF PROPOSAL REGARDING ISSUANCE OF PREFERRED STOCK OF NEW Cvent AT THE BOARD OF DIRECTORS’ SOLE DISCRETION, AS SET FORTH IN THE PROPOSED GOVERNING DOCUMENTS

Overview

Advisory Governing Documents Proposal B—to authorize the New Cvent Board to issue any or all of the shares of New Cvent Preferred Stock in one or more classes or series, with such terms and conditions as may be expressly determined by the New Cvent Board and as may be permitted by the DGCL.

Our shareholders are also being asked to approve Advisory Governing Documents Proposal B, which is, in the judgment of our board of directors, necessary to adequately address the needs of New Cvent after the Business Combination.

If Advisory Governing Documents Proposal A is approved, the number of authorized shares of New Cvent Preferred Stock will be 1,000,000 shares. Approval of this Advisory Governing Documents Proposal B will allow for issuance of any or all of these shares of New Cvent Preferred Stock from time to time at the discretion of the board of directors, as may be permitted by the DGCL, and without further stockholder action. The shares of New Cvent Preferred Stock would be issuable for any proper corporate purpose, including, among other things, future acquisitions, capital-raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans, pursuant to which we may provide equity incentives to employees, officers and directors, and in certain instances may be used as an anti-takeover defense.

This summary is qualified by reference to the complete text of the Proposed Governing Documents of New Cvent, copies of which are attached to this proxy statement/prospectus/consent solicitation as Annex C and Annex D. All stockholders are encouraged to read the Proposed Governing Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

Our board of directors believes that the ability of the New Cvent Board to issue shares of New Cvent Preferred Stock in one or more classes or series will provide us with needed flexibility to issue shares in the future in a timely manner and under circumstances we consider favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

Authorized but unissued preferred stock may enable the board of directors to render it more difficult or to discourage an attempt to obtain control of New Cvent and thereby protect continuity of or entrench its management, which may adversely affect the market price of New Cvent. If, in the due exercise of its fiduciary obligations, for example, the board of directors was to determine that a takeover proposal was not in the best interests of New Cvent, such preferred stock could be issued by the board without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. Allowing the New Cvent Board to issue the authorized preferred stock on its own volition will enable New Cvent to have the flexibility to issue such preferred stock in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. New Cvent currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized stock for such purposes.

Vote Required for Approval

The approval of Advisory Governing Documents Proposal B requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

Advisory Governing Documents Proposal B is a non-binding advisory proposal and is not conditioned on any other proposal.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the authorization to the New Cvent Board to issue any or all shares of New Cvent Preferred Stock in one or more classes or series, with such terms and conditions as may be expressly determined by the Cvent Board and as may be permitted by the Delaware General Corporation Law be approved.”

Recommendation of the Dragoneer Board

THE DRAGONEER BOARD UNANIMOUSLY RECOMMENDS THAT DRAGONEER SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ADVISORY GOVERNING DOCUMENTS PROPOSAL B.

The existence of financial and personal interests of one or more of Dragoneer’s directors results in conflicts of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Dragoneer and its shareholders and what he, she or they may believe is best for himself, herself or themselves, including what’s best for other investment vehicles advised by affiliates of Dragoneer, in determining to recommend that shareholders vote for the proposals. In addition, Dragoneer’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of Dragoneer’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ADVISORY GOVERNING DOCUMENTS PROPOSAL C—APPROVAL OF PROPOSAL REGARDING CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BYLAWS BEING SUBJECT TO THE INVESTOR RIGHTS AGREEMENT

Overview

Advisory Governing Documents Proposal C—to provide that certain provisions of the certificate of incorporation and bylaws of New Cvent relating to the New Cvent Board (including the number of directors, term of office, vacancies and removal) are subject to the Investor Rights Agreement.

Our shareholders are also being asked to approve Advisory Governing Documents Proposal C, which is, in the judgment of our board of directors, necessary to adequately address the needs of New Cvent after the Business Combination.

At the Closing, New Cvent, Sponsor, certain of the Vista Investors and certain other persons (each an “Other Investor” and together with the applicable Vista Investors and the Sponsor, the “Investors”) will enter into the Investor Rights Agreement, which will become effective at the Closing of the Business Combination, pursuant to which, among other things, (a) the shareholders party thereto have agreed not to effect any sale or distribution of any equity securities of New Cvent held by any of them during the lock-up period described therein and (b) the Investors have been granted certain rights to nominate directors for election to the New Cvent Board and, in the case of the Vista Investors party thereto, certain additional rights with respect to such representation. For additional information, see “Business Combination Proposal—Related Agreements—Investor Rights Agreement.”

This agreement would indicate that the terms of New Cvent’s certificate of incorporation and bylaws are subject to the terms of Investor Rights Agreement when such terms are in conflict.

This summary is qualified by reference to the complete text of the Proposed Governing Documents of New Cvent, copies of which are attached to this proxy statement/prospectus as Annex C and Annex D. All stockholders are encouraged to read the Proposed Governing Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

These provisions are intended to ensure that the terms of New Cvent’s certificate of incorporation do not conflict with the rights granted under the Investor Rights Agreement. See “Business Combination Proposal—Related Agreements—Investor Rights Agreement.”

Vote Required for Approval

The approval of Governing Documents Proposal C requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

Advisory Governing Documents Proposal C is a non-binding advisory proposal and is not conditioned on any other proposal.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the provision that certain provisions of the certificate of incorporation of New Cvent are subject to the Investor Rights Agreement be approved.”

Recommendation of the Dragoneer Board

THE DRAGONEER BOARD UNANIMOUSLY RECOMMENDS THAT DRAGONEER SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ADVISORY GOVERNING DOCUMENTS PROPOSAL C.

The existence of financial and personal interests of one or more of Dragoneer’s directors results in conflicts of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Dragoneer and its shareholders and what he, she or they may believe is best for himself, herself or themselves, including what’s best for other investment vehicles advised by affiliates of Dragoneer, in determining to recommend that shareholders vote for the proposals. In addition, Dragoneer’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of Dragoneer’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ADVISORY GOVERNING DOCUMENTS PROPOSAL D—APPROVAL OF PROPOSAL REGARDING THE ABILITY OF STOCKHOLDERS TO ACT BY WRITTEN CONSENT, AS SET FORTH IN THE PROPOSED GOVERNING DOCUMENTS

Overview

Advisory Governing Documents Proposal D—the removal of the ability of New Cvent stockholders to take action by written consent in lieu of a meeting be approved.

Our shareholders are also being asked to approve Advisory Governing Documents Proposal D, which is, in the judgment of our board of directors, necessary to adequately address the needs of New Cvent after the Business Combination.

The Proposed Governing Documents stipulate that any action required or permitted to be taken by the stockholders of New Cvent must be effected at a duly called annual or special meeting of stockholders of New Cvent, and may not be effected by any consent in writing by such stockholder.

This summary is qualified by reference to the complete text of the Proposed Governing Documents of New Cvent, copies of which are attached to this proxy statement/prospectus/consent solicitation as Annex C and Annex D. All stockholders are encouraged to read the Proposed Governing Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

Under the Proposed Governing Documents, New Cvent’s stockholders will have the ability to propose items of business (subject to the restrictions set forth therein) at duly convened stockholder meetings and will not have the ability to take action by written consent in lieu of a meeting. Eliminating the right of stockholders to act by written consent limits the circumstances under which stockholders can act on their own initiative to remove directors, or alter or amend New Cvent’s organizational documents outside of a duly called special or annual meeting of the stockholders of New Cvent. Further, our board of directors believes continuing to limit stockholders’ ability to act by written consent will reduce the time and effort our board of directors and management would need to devote to stockholder proposals, which time and effort could distract our directors and management from other important company business.

In addition, the elimination of the stockholders’ ability to act by written consent may have certain anti-takeover effects by forcing a potential acquirer to take control of the board of directors only at a duly called special or annual meeting. However, this proposal is not in response to any effort of which Dragoneer is aware to obtain control of New Cvent, and Dragoneer and its management do not presently intend to propose other anti-takeover measures in future proxy solicitations. Further, the board of directors does not believe that the effects of the elimination of stockholder action by written consent will create a significant impediment to a tender offer or other effort to take control of New Cvent. Inclusion of these provisions in the Proposed Governing Documents might also increase the likelihood that a potential acquirer would negotiate the terms of any proposed transaction with the board of directors and thereby help protect stockholders from the use of abusive and coercive takeover tactics.

Vote Required for Approval

The approval of Advisory Governing Documents Proposal D requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

Advisory Governing Documents Proposal D is a non-binding advisory proposal and is not conditioned on any other proposal.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the removal of the ability of New Cvent stockholders to take action by written consent in lieu of a meeting be approved.”

Recommendation of the Dragoneer Board

THE DRAGONEER BOARD UNANIMOUSLY RECOMMENDS THAT DRAGONEER SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ADVISORY GOVERNING DOCUMENTS PROPOSAL D.

The existence of financial and personal interests of one or more of Dragoneer’s directors results in conflicts of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Dragoneer and its shareholders and what he, she or they may believe is best for himself, herself or themselves, including what’s best for other investment vehicles advised by affiliates of Dragoneer, in determining to recommend that shareholders vote for the proposals. In addition, Dragoneer’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of Dragoneer’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ADVISORY GOVERNING DOCUMENTS PROPOSAL E—APPROVAL OF OTHER CHANGES IN CONNECTION WITH ADOPTION OF THE PROPOSED GOVERNING DOCUMENTS

Overview

Advisory Governing Documents Proposal E—to amend and restate the Existing Governing Documents and to authorize all other changes in connection with the replacement of Existing Governing Documents with the Proposed Certificate of Incorporation and Proposed Bylaws as part of the Domestication (copies of which are attached to this proxy statement/prospectus/consent solicitation as Annex C and Annex D, respectively), including (i) changing the post-Business Combination corporate name from “Dragoneer Growth Opportunities Corp. II” to “Cvent Holding Corp.” (which is expected to occur after the consummation of the Domestication in connection with the Business Combination), (ii) making New Cvent’s corporate existence perpetual, (iii) adopting Delaware as the exclusive forum for certain stockholder litigation and the United States District Court for the District of Delaware as the exclusive forum for litigation arising out of the Securities Act and certain other litigation, (iv) electing to not be governed by Section 203 of the DGCL and (v) removing certain provisions related to our status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which the Dragoneer Board believes are necessary to adequately address the needs of New Cvent after the Business Combination.

Our shareholders are also being asked to approve Advisory Governing Documents Proposal E, which is, in the judgment of our board of directors, necessary to adequately address the needs of New Cvent after the Business Combination.

The Proposed Governing Documents will be further amended in connection with the Business Combination to provide that the name of the corporation will be “Cvent Holding Corp.” In addition, the Proposed Governing Documents will make New Cvent’s corporate existence perpetual.

The Proposed Certificate of Incorporation, which will be in effect upon consummation of the Domestication, provides that, unless New Cvent consents in writing to the selection of an alternative forum (an “Alternative Forum Consent”), the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of New Cvent, (ii) any action asserting a claim of breach of a fiduciary duty (including any fiduciary duty) owed by any current or former director, officer, stockholder, agent or employee of New Cvent to New Cvent or New Cvent’s stockholders, (iii) any action asserting a claim against New Cvent or any current or former director, officer, stockholder or employee of New Cvent arising out of or relating to any provision of the General Corporation Law of Delaware, the Proposed Certificate of Incorporation or Proposed Bylaws (each, as in effect from time to time), or (iv) any action asserting a claim against New Cvent or any current or former director, officer, stockholder or employee of New Cvent governed by the internal affairs doctrine of the State of Delaware. The foregoing shall not apply to any claims under the Exchange Act or the Securities Act of 1933, as amended. In addition, unless New Cvent gives an Alternate Forum Consent, the United States District Court for the District of Delaware shall be the sole and exclusive forum for resolving any action asserting a claim arising under the Securities Act of 1933.

The Proposed Certificate of Incorporation of New Cvent explicitly “opts out” of Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a public company incorporated in Delaware from engaging in a “business combination” with any “interested stockholder” for three years following the time that the person became an interested stockholder, unless, among other exceptions, the interested stockholder attained such status with the approval of the board of directors. A business combination includes, among other things, a merger or consolidation involving the interested stockholder and the sale of more than 1% of the company’s assets. In general, an interested stockholder is any stockholder that, together with its affiliates, beneficially owns 15% or more of the company’s stock. A public company incorporated in Delaware is automatically subject to Section 203, unless it opts out in its original corporate charter or pursuant to a subsequent charter amendment approved by stockholders.

The Proposed Certificate of Incorporation will not contain provisions related to a blank check company (including those related to operation of the trust account, winding up of our operations should we not complete a business combination by a specified date, and other such blank check-specific provisions as are present in the Existing Governing Documents) because following the consummation of the Business Combination, New Cvent will not be a blank check company.

While certain material changes between the Existing Governing Documents and the Proposed Governing Documents have been unbundled into distinct Advisory Governing Documents Proposals or otherwise identified in this Advisory Governing Documents Proposal E, there are other differences between the Existing Governing Documents and the Proposed Governing Documents (arising from, among other things, differences between Cayman Islands law and the DGCL and the typical form of organizational documents under each such body of law) that will be approved (subject to the approval aforementioned related proposals and consummation of the Business Combination) if our shareholders approve this Advisory Governing Documents Proposal E. Accordingly, we encourage shareholders to carefully review the terms of the Proposed Governing Documents of

New Cvent, attached hereto as Annex C and Annex D, as well as the information set under the “Comparison of Corporate Governance and Shareholder Rights” section of this proxy statement/prospectus/consent solicitation.

Reasons for the Amendments

Corporate Name

Our board of directors believes that changing the post-business combination corporate name from “Dragoneer Growth Opportunities Corp. II” to “Cvent Holding Corp.” is desirable to reflect the Business Combination with Cvent and to clearly identify New Cvent as the publicly traded entity.

Perpetual Existence

Our board of directors believes that making New Cvent’s corporate existence perpetual is desirable to reflect the Business Combination. Additionally, perpetual existence is the usual period of existence for public corporations, and our board of directors believes that it is the most appropriate period for New Cvent following the Business Combination.

Exclusive Forum

Adopting Delaware as the exclusive forum for certain stockholder litigation is intended to assist New Cvent in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues and the application of a relatively known body of case law and level of expertise and should promote efficiency and cost savings in the resolutions of such claims. Our board of directors believes that the Delaware courts are best suited to address disputes involving such matters given that, after the Domestication, New Cvent will be incorporated in Delaware. Delaware law generally applies to such matters and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes which help provide relatively quick decisions. This accelerated schedule can minimize the time, cost and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. This provides stockholders and the post-combination company with more predictability regarding the outcome of intra-corporate disputes. In the event the Court of Chancery does not have jurisdiction, the other state courts located in Delaware would be the most appropriate forums because these courts have more expertise on matters of Delaware law compared to other jurisdictions.

In addition, this amendment would promote judicial fairness and avoid conflicting results, as well as make the post-combination company’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery.

Adopting the United States District Court for the District of Delaware as the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, unless we consent in writing to an alternative forum, is intended to allow for the consolidation of multi-jurisdiction litigation, avoid state court forum shopping, provide efficiencies in managing the procedural aspects of securities litigation and reduce the risk that the outcome of cases in multiple jurisdictions could be inconsistent.

Takeovers by Interested Stockholders

The Proposed Certificate of Incorporation will contain a provision that explicitly “opts out” of Section 203 of the DGCL. Opting out of Section 203 of the DGCL allows New Cvent to establish its own rules governing business combinations with interested parties.

Provisions Related to Status as Blank Check Company

The elimination of certain provisions related to our status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, the Proposed Certificate of Incorporation does not include the requirement to dissolve New Cvent and allows it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for public corporations, and our board of directors believes it is the most appropriate period for New Cvent following the Business Combination. In addition, certain other provisions in our current certificate require that proceeds from the Dragoneer’s initial public offering be held in the trust account until a business combination or liquidation of Dragoneer has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the Proposed Certificate of Incorporation.

Vote Required for Approval

The approval of Advisory Governing Documents Proposal E requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

Advisory Governing Documents Proposal E is a non-binding advisory proposal and is not conditioned on any other proposal.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the amendment and restatement of the Existing Governing Documents be approved and that all other changes necessary or, as mutually agreed in good faith by Dragoneer and Cvent, desirable in connection with the replacement of Existing Governing Documents with the Proposed Certificate of Incorporation and Proposed Bylaws (copies of which are attached to the proxy statement/prospectus/consent solicitation as Annex C and Annex D, respectively) as part of the Domestication, including (i) changing the post-Business Combination corporate name from “Dragoneer Growth Opportunities Corp. II” to “Cvent Holding Corp.” (which is expected to occur upon the consummation of the Domestication), (ii) making New Cvent’s corporate existence perpetual, (iii) adopting Delaware as the exclusive forum for certain stockholder litigation and the United States District Court for the District of Delaware as the exclusive forum for litigation arising out of the Securities Act of 1933, as amended, (iv) electing to not be governed by Section 203 of the Delaware General Corporation Law and (v) removing certain provisions related to our status as a blank check company that will no longer be applicable upon consummation of the Business Combination be approved.”

Recommendation of the Dragoneer Board

THE DRAGONEER BOARD UNANIMOUSLY RECOMMENDS THAT DRAGONEER SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ADVISORY GOVERNING DOCUMENTS PROPOSAL E.

The existence of financial and personal interests of one or more of Dragoneer’s directors results in conflicts of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Dragoneer and its shareholders and what he, she or they may believe is best for himself, herself or themselves, including what’s best for other investment vehicles advised by affiliates of Dragoneer, in determining to recommend that shareholders vote for the proposals. In addition, Dragoneer’s officers have interests in the

Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of Dragoneer’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

NASDAQ PROPOSAL

Overview

The Nasdaq Proposal—to consider and vote upon a proposal to approve by ordinary resolution for the purposes of complying with the applicable provisions of the Nasdaq Stock Exchange Listing Rules (each, a “Nasdaq Listing Rule”) 5635(a), (b) and (d), the issuance of shares of New Cvent Common Stock in connection with the Business Combination and the PIPE Financing, to the extent such issuance would require a shareholder vote under Nasdaq Listing Rule 5635(a), (b), or (d) (such proposal the “Nasdaq Proposal”).

Reasons for the Approval for Purposes of Nasdaq Listing Rule 5635.

Under Nasdaq Listing Rule 5635(a)(1), shareholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in connection with the acquisition of another company if such securities are not issued in a public offering for cash and (i) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities (or securities convertible into or exercisable for common stock); or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Additionally, under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the registrant. Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering, involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lesser of the official Nasdaq closing price immediately before signing of a binding agreement and the average official Nasdaq closing price for the five trading days immediately preceding the signing of the binding agreement of the stock if the number of shares of common stock to be issued exceeds one percent is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance. If the Business Combination is completed pursuant to the Business Combination Agreement, Dragoneer currently expects to issue an estimated [•] shares of New Cvent Common Stock (assuming that none of Dragoneer’s outstanding public shares are redeemed) in connection with the Business Combination, PIPE Financing and Forward Purchase Agreement. For further details, see “Business Combination Proposal—Consideration to Cvent Equityholders in the Business Combination” and “Incentive Equity Plan Proposal.”

Additionally, pursuant to Nasdaq Listing Rule 5635(a)(2), when a Nasdaq-listed company proposes to issue securities in connection with the acquisition of the stock or assets of another company, shareholder approval is required if any director, officer or substantial security holder of such company has a 5% or greater interest, directly or indirectly, in such company or the assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock (or securities convertible into or exercisable for common stock) could result in an increase in outstanding shares of common stock or voting power of 5% or more. Nasdaq Listing Rule 5635(e)(3) defines a substantial stockholder as the holder of an interest of 5% or more of either the number of shares of common stock or the voting power outstanding of a Nasdaq-listed company. Because Sponsor currently owns greater than 5% of Dragoneer’s ordinary shares, Sponsor and the Vista Investors are considered substantial shareholders of Dragoneer under Nasdaq Listing Rule 5635(e)(3).

In the event that this proposal is not approved by Dragoneer shareholders, the Business Combination cannot be consummated. In the event that this proposal is approved by Dragoneer shareholders, but the Business Combination Agreement is terminated (without the Business Combination being consummated) prior to the issuance of shares of New Cvent Common Stock pursuant to the Business Combination Agreement, New Cvent will not issue such shares of New Cvent Common Stock.

Vote Required for Approval

The approval of the Nasdaq Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

The Nasdaq Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that for the purposes of complying with the applicable provisions of Nasdaq Stock Exchange Listing Rule 5635, the issuance of the Forward Purchase Shares and the shares of New Cvent Common Stock be approved.”

Recommendation of the Dragoneer Board

THE DRAGONEER BOARD UNANIMOUSLY RECOMMENDS THAT DRAGONEER SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE NASDAQ PROPOSAL.

The existence of financial and personal interests of one or more of Dragoneer’s directors results in conflicts of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Dragoneer and its shareholders and what he, she or they may believe is best for himself, herself or themselves, including what’s best for other investment vehicles advised by affiliates of Dragoneer, in determining to recommend that shareholders vote for the proposals. In addition, Dragoneer’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of Dragoneer’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

INCENTIVE EQUITY PLAN PROPOSAL

Overview

The Incentive Equity Plan Proposal—to consider and vote upon a proposal to approve and adopt by ordinary resolution the Cvent Holding Corp. 2021 Omnibus Incentive Plan, which is referred to herein as the “2021 Plan,” a copy of which is attached to this proxy statement/prospectus/consent solicitation as Annex J (such proposal, the “Incentive Equity Plan Proposal”).

The Dragoneer Board has approved, subject to stockholder approval, the Cvent Holding Corp. 2021 Omnibus Incentive Plan, or the 2021 Plan, for the purpose of promoting the success and enhancing the value of Cvent by linking the individual interests of employees, members of the board of directors, and consultants to those of Cvent stockholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Cvent stockholders. Our shareholders are being asked to consider and approve the 2021 Plan, which will reserve an aggregate amount equal to 10.5% of New Cvent shares outstanding as of the Closing plus the number of shares of New Cvent Common Stock (approximately 51,764,924 shares based on our current estimate) issuable upon the exercise or conversion of the New Cvent options to be issued at Closing to current optionholders of Cvent. This reserve amount will be increased on the first day of each fiscal year during the term of the 2021 Plan commencing with the 2022 fiscal year by 5% of the total number of shares of common stock outstanding on the last day of the immediately preceding fiscal year or a lesser amount determined by the New Cvent Board.

Description of the Material Features of the 2021 Plan

The following is a summary of the material features of the 2021 Plan. This summary is qualified in its entirety by reference to the complete text of the 2021 Plan, which is contained in Annex J to this proxy statement/prospectus/consent solicitation.

Purpose of the 2021 Plan

Cvent operates in a highly competitive and challenging marketplace in which its success depends to a great extent on its ability to attract and retain high-caliber employees, directors and consultants. If approved, the 2021 Plan is expected to be a significant part of our overall equity compensation strategy. The purpose of the 2021 Plan is to promote the success and enhance the value of New Cvent by linking the individual interests of employees, members of the board of directors, and consultants to those of New Cvent stockholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to New Cvent stockholders. The 2021 Plan is further intended to provide flexibility to New Cvent in its ability to motivate, attract, and retain selected employees, directors and consultants through the granting of stock-based compensation awards, including without limitation, nonqualified stock options (“NSOs”), incentive stock options (“ISOs”), stock appreciation rights (“SARs”), restricted stock awards, restricted stock unit awards (“RSUs”), bonus stock, dividend equivalents, substitute awards, annual incentive awards, performance awards, and other stock or cash based awards, in each case, intended to align the interests of participants with those of our shareholders. We believe that the 2021 Plan will provide us with flexibility to, in our discretion, grant a variety of types of awards to our employees, directors and consultants that will be important to our ability to maintain competitiveness. We expect that incentive awards granted under the 2021 Plan will enhance award-holders’ sense of participation in the affairs of New Cvent and its participating subsidiaries and provide an incentive for continued service. Accordingly, the Dragoneer Board believes that approval of the 2021 Plan is in the best interests of the Company and the Dragoneer Board recommends that stockholders vote for approval of the 2021 Plan.

Share Reserve

In connection with its adoption by our Board and approval by our stockholders, we will reserve [•] shares of our common stock for issuance under the 2021 Plan. In addition, the following shares of our common stock will again be available for grant or issuance under the 2021 Plan:

•	shares subject to awards granted under the 2021 Plan that are subsequently forfeited or cancelled;

•	shares subject to awards granted under the 2021 Plan that otherwise terminate without shares being issued; and

•	shares surrendered, cancelled or exchanged by the Company for cash (but not shares surrendered to pay the exercise price or withholding taxes associated with an award).

The maximum number of shares subject to stock options that are intended to qualify as incentive stock options, or ISOs, under Section 422 of the Code, will be [•].

Administration

The 2021 Plan shall be administered by a committee of the board of directors duly authorized by the board of directors to administer the 2021 Plan, or the board of directors if no committee is so authorized. The board of directors anticipates that the 2021 Plan will be administered by our Compensation and Nominating Committee. The Compensation and Nominating Committee will have the authority to construe and interpret the 2021 Plan, grant awards, and make all other determinations necessary or advisable for the administration of the plan. Awards under the 2021 Plan may be made subject to performance conditions and any other terms and conditions that the Compensation and Nominating Committee deems necessary or advisable.

Eligibility

Our employees, consultants, and directors, and the employees, consultants, and directors of our affiliates, will be eligible to receive awards under the 2021 Plan; provided that the grant date of such Award shall be no earlier than the date that such employee, consultant, or director provides services to the Company or its Affiliate as an eligible employee, consultant, or director. The Compensation and Nominating Committee will determine who will receive awards and the terms and conditions of such awards. If this proposal is approved by the stockholders, [•] employees, [•] directors and [•] consultants will be eligible to participate in the 2021 Plan.

Term

The 2021 Plan will terminate 10 years from the date our Board adopts the plan, unless it is terminated earlier by our Board.

Stock Options

The 2021 Plan will provide for the grant of ISOs only to employees. All options other than ISOs may be granted to employees, directors, and consultants. The exercise price of each option to purchase stock must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of ISOs granted to 10% or more stockholders must be at least equal to 110% of that value. Options granted under the 2021 Plan may be exercisable at such times and subject to such terms and conditions as the Compensation and Nominating Committee determines. The maximum term of options granted under the 2021 Plan will be ten years (five years in the case of ISOs granted to 10% or more stockholders).

Stock Appreciation Rights

Stock appreciation rights will provide for a payment, or payments, in cash or common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price of the stock appreciation right. The exercise price must be at least equal to the fair market value of our common stock on the date the stock appreciation right is granted. Stock appreciation rights may vest based on time or achievement of performance conditions, as determined by the Compensation and Nominating Committee.

Restricted Stock

The Compensation and Nominating Committee may grant awards consisting of shares of our common stock subject to restrictions on sale and transfer. The price (if any) paid by a participant for a restricted stock award will be determined by the Compensation and Nominating Committee. Unless otherwise determined by the Compensation and Nominating Committee at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited to or repurchased by us. The Compensation and Nominating Committee may condition the grant or vesting of shares of restricted stock on the achievement of performance conditions and/or the satisfaction of a time-based vesting schedule.

Other Stock-Based and Other Cash-Based Awards

The Compensation and Nominating Committee may grant other stock-based awards and other cash-based awards to participants under the 2021 Plan in amounts and on terms and conditions determined by the Committee in its discretion. Such awards may be granted subject to vesting and other conditions or restrictions, or granted without being subject to any conditions or restrictions.

Additional Provisions

Awards granted under the 2021 Plan will not be transferable other than by will or by the laws of descent and distribution, or as determined by the Compensation and Nominating Committee. In the event of a change in control (as defined in the 2021 Plan), the Compensation and Nominating Committee will have the discretion to provide for any or all of the following actions: (a) awards may be continued, assumed, or substituted with new rights, (b) awards may be purchased for cash equal to the excess (if any) of the price per share of common stock paid in the change in control transaction over the aggregate exercise price of such awards, (c) outstanding and unexercised stock options and stock appreciation rights may be terminated before the change in control (in which case holders of such unvested awards would be given notice and the opportunity to exercise such awards), or (d) vesting or lapse of restrictions may be accelerated. All 2021 Plan awards will be equitably adjusted in the case of the division of stock and similar transactions.

Material U.S. Federal Income Tax Consequences

The following is a general summary under current law of the principal United States federal income tax consequences related to awards under the 2021 Plan. This summary deals with the general federal income tax principles that apply and is provided only for general information. Some kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

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NSOs. If a participant is granted an NSO under the 2021 Plan, the participant should not have taxable income on the grant of the option. Generally, the participant should recognize ordinary income at the time of exercise in an amount equal to the fair market value of the shares acquired on the date of exercise, less the exercise price paid for the shares. The participant’s basis in the common stock for purposes of determining gain or loss on a subsequent sale or disposition of such shares generally will be the fair market value of our common stock on the date the participant exercises such option. Any subsequent gain or loss will be taxable as a long-term or short-term capital gain or loss. We or our subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the participant recognizes ordinary income.

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ISOs. A participant receiving ISOs should not recognize taxable income upon grant. Additionally, if applicable holding period requirements are met, the participant should not recognize taxable income at the time of exercise. However, the excess of the fair market value of the shares of our common stock received over the option exercise price is an item of tax preference income potentially subject to the alternative minimum tax. If stock acquired upon exercise of an ISO is held for a minimum of two years from the date of grant and one year from the date of exercise and otherwise satisfies the ISO requirements, the gain or loss (in an amount equal to the difference between the fair market value on the date of disposition and the exercise price) upon disposition of the stock will be treated as a long-term capital gain or loss, and we will not be entitled to any deduction. If the holding period requirements are not met, the ISO will be treated as one that does not meet the requirements of the Code for ISOs and the participant will recognize ordinary income at the time of the disposition equal to the excess of the amount realized over the exercise price, but not more than the excess of the fair market value of the shares on the date the ISO is exercised over the exercise price, with any remaining gain or loss being treated as capital gain or capital loss. We or our subsidiaries or affiliates generally are not entitled to a federal income tax deduction upon either the exercise of an ISO or upon disposition of the shares acquired pursuant to such exercise, except to the extent that the participant recognizes ordinary income on disposition of the shares.

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Other Awards. The current federal income tax consequences of other awards authorized under the 2021 Plan generally follow certain basic patterns: SARs are taxed and deductible in substantially the same manner as NSOs; nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid, if any, only at the time the restrictions lapse (unless the participant elects to accelerate recognition as of the date of grant through a Section 83(b) election); RSUs, dividend equivalents and other stock or cash based awards are generally subject to tax at the time of payment. We or our subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the participant recognizes ordinary income.

THE DISCUSSION ABOVE IS INTENDED ONLY AS A SUMMARY AND DOES NOT PURPORT TO BE A COMPLETE DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT TO PARTICIPANTS IN THE 2021 PLAN. AMONG OTHER ITEMS THIS DISCUSSION DOES NOT ADDRESS ARE TAX CONSEQUENCES UNDER THE LAWS OF ANY STATE, LOCALITY OR FOREIGN JURISDICTION, OR ANY TAX TREATIES OR CONVENTIONS BETWEEN THE UNITED STATES AND FOREIGN JURISDICTIONS. THIS DISCUSSION IS BASED UPON CURRENT LAW AND INTERPRETATIONAL AUTHORITIES WHICH ARE SUBJECT TO CHANGE AT ANY TIME.

New Plan Benefits

As of the date of this proxy statement/prospectus/consent solicitation, no awards (including stock options) have been granted under the 2021 Plan. Awards under the 2021 Plan may be made at the discretion of the Compensation and Nominating Committee, and any awards (including stock options) that may be made and any benefits and amounts that may be received or allocated under the 2021 Plan in the future are not determinable at this time. As such, we have omitted the New Plan Benefits table.

Share Price

On [•], the last trading day prior to the record date, the closing price of our Class A ordinary shares on Nasdaq was $[•] per share.

Registration with the SEC

New Cvent will file a Registration Statement on Form S-8 with the SEC with respect to the shares of our common stock to be offered and sold pursuant to the 2021 Plan as soon as reasonably practicable following stockholder approval and prior to the offering or sale of any such shares. In accordance with applicable Form S-8 requirements, such Registration Statement will not be filed prior to 60 days following the Closing Date.

Vote Required for Approval

The approval of the Incentive Equity Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

The Incentive Equity Plan Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the Cvent Holding Corp. 2021 Omnibus Incentive Plan, a copy of which is attached to the proxy statement/prospectus/consent solicitation as Annex J, be adopted and approved.”

Recommendation of the Dragoneer Board

THE DRAGONEER BOARD UNANIMOUSLY RECOMMENDS THAT DRAGONEER SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE EQUITY PLAN PROPOSAL.

The existence of financial and personal interests of one or more of Dragoneer’s directors results in conflicts of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Dragoneer and its shareholders and what he, she or they may believe is best for himself, herself or themselves, including what’s best for other investment vehicles advised by affiliates of Dragoneer, in determining to recommend that shareholders vote for the proposals. In addition, Dragoneer’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of Dragoneer’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ESPP PROPOSAL

Overview

The ESPP Proposal—to consider and vote upon a proposal to approve by ordinary resolution the Employee Stock Purchase Plan, a copy of which is attached to this proxy statement/prospectus/consent solicitation as Annex K.

The Dragoneer Board has approved, subject to stockholder approval, the Employee Stock Purchase Plan for the purpose of providing a means through which to attract, motivate and retain personnel and to provide a means whereby our employees can acquire and maintain an equity interest in us, thereby strengthening their commitment to our welfare and aligning their interests with those of our stockholders. Shareholders are being asked to consider and approve the Employee Stock Purchase Plan, which will reserve an aggregate amount of 2% of the New Cvent shares outstanding as of the Closing which reserve amount will be increased on the first day of each fiscal year during the term of the Employee Stock Purchase Plan commencing with the 2022 fiscal year by the lesser of (a) 1% of the total number of shares of New Cvent Common Stock outstanding on the last day of the immediately preceding fiscal year, or (b) a lesser amount determined by the New Cvent Board.

Description of the Material Features of the Employee Stock Purchase Plan

This section summarizes certain principal features of the Employee Stock Purchase Plan, which authorizes the grant of options to U.S. employees of New Cvent that are intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code. The ESPP is intended to have two components: (1) a component intended to qualify as an “employee stock purchase plan” under Section 423 of the Code (the “423 Component”), and (2) a component that is not intended to so qualify (the “Non-423 Component”). Except as otherwise provided, the Non-423 Component will be operated and administered in the same manner as the 423 Component, except where prohibited by law. This summary is qualified in its entirety by reference to the complete text of the Employee Stock Purchase Plan, which is contained in Annex K to this proxy statement/prospectus/consent solicitation.

Purpose of the Employee Stock Purchase Plan

Cvent operates in a highly competitive and challenging marketplace in which its success depends to a great extent on its ability to attract and retain high-caliber employees. If approved, the Employee Stock Purchase Plan is expected to be a significant part of our overall equity compensation strategy, especially with respect to our non-executive employees. The purpose of the Employee Stock Purchase Plan is to provide employees of New Cvent and its participating subsidiaries with the opportunity to purchase New Cvent Common Stock at a discount through accumulated payroll deductions during successive offering periods. We believe that the Employee Stock Purchase Plan enhances such employees’ sense of participation in our performance, aligns their interests with those of our stockholders, and is a necessary and powerful incentive and retention tool that benefits our stockholders. Accordingly, the Dragoneer Board believes that approval of the Employee Stock Purchase Plan is in the best interests of New Cvent and the Dragoneer Board recommends that stockholders vote for approval of the Employee Stock Purchase Plan.

Eligibility and Administration

The Compensation and Nominating Committee will administer and will have authority to interpret the terms of the Employee Stock Purchase Plan and determine eligibility of participants. The administrator may designate certain of New Cvent’s subsidiaries as participating “designated subsidiaries” in the Employee Stock Purchase Plan and may change these designations from time to time. Employees of New Cvent and its participating designated subsidiaries are eligible to participate in the Employee Stock Purchase Plan if they meet the eligibility requirements under the Employee Stock Purchase Plan established from time to time by the administrator. However, an employee may not be granted rights to purchase shares under the Employee Stock Purchase Plan if such employee (1) would immediately after such grant own shares or options to purchase shares with 5% or more of the total combined voting power of all classes of our capital stock, or (2) holds rights to purchase stock under all of our “employee stock purchase plans” (within the meaning of Section 423 of the Code) that would accrue at a rate in excess of $25,000 in fair market value of our stock (determined at the time the rights are granted) for each calendar year in which such rights are outstanding at any time.

In addition, the administrator may exclude from participation (1) any employee that has not completed at least six months of service since his or her last hire date (or such greater or lesser period of time as may be determined by the administrator in its discretion); however, for offerings under the 423 Component, such exclusion must be applied uniformly to all employees; (2) any employee who is not customarily employed by New Cvent or any participating subsidiary at least 20 hours per week; however, for offerings under the 423 Component, such exclusion must be applied uniformly to all employees; (3) any employee who is a highly compensated employee (within the meaning of Section 414(q) of the Code); and (4) any employee who is a highly compensated employee (within the meaning of Section 414(q) of the Code) with compensation above a certain level or is an officer of New Cvent subject to the reporting requirements of Section 16(a) of the Exchange Act if such exclusion is applied uniformly to all such highly compensated employees or officers.

Eligible employees become participants in the Employee Stock Purchase Plan by enrolling and authorizing payroll deductions by the deadline established by the administrator prior to the first day of the applicable offering period. Non-employee directors and consultants are not eligible to participate in the Employee Stock Purchase Plan. Employees who choose not to participate, or are not eligible to participate at the start of an offering period but who become eligible thereafter, may enroll in any subsequent offering period.

As of the date of this proxy statement/prospectus/consent solicitation, Cvent had approximately [●] employees who would have been eligible to participate in the Employee Stock Purchase Plan had the Employee Stock Purchase Plan been in operation on such date and the subsidiaries for whom such employees work had been designated as participating subsidiaries under the Employee Stock Purchase Plan.

Shares Available for Awards

A total of 2% of the New Cvent shares outstanding as of the Closing are reserved for issuance under the Employee Stock Purchase Plan, which reserve amount will be increased on the first day of each fiscal year during the term of the Employee Stock Purchase Plan commencing with the 2022 fiscal year by the lesser of (a) 1% of the total number of shares of New Cvent Common Stock outstanding on the last day of the immediately preceding fiscal year, or (b) a lesser amount determined by the New Cvent Board. The number of shares subject to the Employee Stock Purchase Plan may be adjusted for changes in our capitalization and certain corporate transactions, as described below under the heading “Adjustments.” We cannot precisely predict the New Cvent share usage under the Employee Stock Purchase Plan as it will depend on a range of factors including the level of New Cvent employee participation, the contribution rates of participants, the trading price of New Cvent Common Stock and New Cvent future hiring activity. Any shares distributed pursuant to an award may consist, in whole or in part, of authorized and unissued common stock, treasury common stock or common stock purchased on the open market.

Participating in an Offering

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Offering Periods and Purchase Periods. New Cvent Common Stock will be offered under the Employee Stock Purchase Plan during offering periods. The length of the offering periods under the Employee Stock Purchase Plan will be determined by the administrator and may be up to 27 months long. The Employee Stock Purchase Plan initially will have purchase periods approximately six months in duration commencing with the first trading day after one exercise date and ending with the next exercise date. Employee payroll deductions will be used to purchase shares on each exercise date during an offering period. The exercise dates for each offering period will be the final trading day in the offering period. Offering periods under the Employee Stock Purchase Plan will commence when determined by the administrator. The administrator may, in its discretion, modify the terms of future offering periods.

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Enrollment and Contributions. The Employee Stock Purchase Plan permits participants to purchase New Cvent Common Stock through payroll deductions or otherwise to the extent permitted by the administrator of up to a specified percentage of their eligible compensation (which, in the absence of a contrary designation, shall be 15% of eligible compensation), which includes a participant’s regular and recurring straight time gross earnings, payments for overtime and shift premium, but excludes payments for incentive compensation, bonuses, equity compensation and other similar compensation. The administrator will establish a maximum number of shares that may be purchased by a participant during any offering period. In addition, no employee will be permitted to accrue the right to purchase stock at a rate in excess of $25,000 worth of stock during any offering period.

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Purchase Rights. On the first trading day of each offering period, each participant will automatically be granted an option to purchase shares of New Cvent Common Stock. The option will expire at the end of the applicable offering period and will be exercised at that time to the extent of the payroll deductions accumulated during the offering period. Any remaining balance shall be carried forward to the next offering period unless the participant has elected to withdraw from the plan, as described below, or has ceased to be an eligible employee.

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Purchase Price. The purchase price of the shares, in the absence of a contrary designation by the administrator, will be 85% of the lower of the fair market value of New Cvent Common Stock on the first trading day of the offering period or on the final trading day of the offering period. The fair market value per share of New Cvent Common Stock under the Employee Stock Purchase Plan generally is the closing sales price of New Cvent Common Stock on the date for which fair market value is being determined, or if there is no closing sales price for a share of New Cvent Common Stock on the date in question, the closing sales price for a share of New Cvent Common Stock on the last preceding date for which such quotation exists.

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Withdrawal and Termination of Employment. Participants may withdraw from the Employee Stock Purchase Plan voluntarily at any time by filing a notice of withdrawal prior to the close of business on the date established by the administrator. A participant will be deemed to have elected to withdraw from the Employee Stock Purchase Plan upon the termination of the participant’s employment for any reason or in the event the participant is no longer eligible to participate in the Employee Stock Purchase Plan. Participants will be paid their accrued payroll deductions that have not yet been used to purchase shares of New Cvent Common Stock.

Certain Transactions; Adjustments

In the event of merger, consolidation or similar transaction, an acquiring or successor corporation may assume or substitute each outstanding option. If the successor corporation refuses to assume or substitute for the outstanding option, the offering period then in progress will be shortened by setting a new exercise date. The administrator will notify each participant in writing or electronically that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date, unless the participant has already withdrawn from the offering period. In the event of our proposed liquidation or dissolution, any offering period then in progress will be shortened by setting a new exercise date, and will terminate immediately prior to such liquidation or dissolution unless otherwise determined by the administrator. The administrator will notify participants of the new exercise date in writing or electronically, at which time any participant’s purchase rights will be automatically exercised, unless the participant has earlier withdrawn from the offering period. In the event of certain changes in our capitalization, to prevent dilution or enlargement of the benefits or potential benefits available under the Employee Stock Purchase Plan, the administrator will make adjustments, as it may deem equitable, to the number and class of shares that may be delivered, the applicable purchase price for shares, and/or the numerical share limits, pursuant to the Employee Stock Purchase Plan.

Foreign Participants

The administrator may provide special terms, establish supplements to, or amendments, restatements or alternative versions of the Employee Stock Purchase Plan, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States.

Transferability

A participant may not transfer rights granted under the Employee Stock Purchase Plan other than by will or the laws of descent and distribution or as otherwise provided under the Employee Stock Purchase Plan, and such rights are generally exercisable only by the participant.

Plan Amendment and Termination

The administrator may amend, suspend or terminate the Employee Stock Purchase Plan at any time, except that, subject to certain exceptions described in the Employee Stock Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock. The Employee Stock Purchase Plan will continue in effect unless earlier terminated by the administrator.

Material U.S. Federal Income Tax Consequences

The U.S. federal income tax consequences of the Employee Stock Purchase Plan under current income tax law are summarized in the following discussion which deals with the general tax principles applicable to the Employee Stock Purchase Plan, and is intended for general information only. Other federal taxes and foreign, state and local income taxes are not discussed, and may vary depending on individual circumstances and from locality to locality.

The Employee Stock Purchase Plan, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Section 423 of the Code. Under the applicable Code provisions, no income will be taxable to a participant until the sale or other disposition of the shares purchased under the Employee Stock Purchase Plan. This means that a participant will not recognize taxable income on the date the participant is granted an option under the Employee Stock Purchase Plan. In addition, the participant will not recognize taxable income upon the purchase of shares. Upon such sale or disposition, the participant generally will be subject to tax in an amount that depends upon the length of time such shares are held by the participant prior to disposing of them. If the shares are sold or disposed of more than two years from the date of grant and more than one year from the date of purchase, or if the participant dies while holding the shares, the participant (or the participant’s estate) will recognize ordinary income measured as the lesser of (1) the excess of the fair market value of the shares at the time of such sale or disposition (or death) over the purchase price or (2) the excess of the fair market value of the shares at the time the option was granted over the purchase price. Any additional gain will be treated as long-term capital gain. If the shares are held for the holding periods described above but are sold for a price that is less than the purchase price, there is no ordinary income and the participant has a long-term capital loss for the difference between the sale price and the purchase price.

If the shares are sold or otherwise disposed of before the expiration of the holding periods described above, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price and New Cvent will be entitled to a tax deduction for compensation expense in the amount of ordinary income recognized by the employee. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares were held following the date they were purchased by the participant prior to disposing of them. If the shares are sold or otherwise disposed of before the expiration of the holding periods described above but are sold for a price that is less than the purchase price, the participant will recognize ordinary income equal to the excess of the fair market value of the shares on the date of purchase over the purchase price (and New Cvent will be entitled to a corresponding deduction), but the participant generally will be able to report a capital loss equal to the difference between the sales price of the shares and the fair market value of the shares on the date of purchase.

THE DISCUSSION ABOVE IS INTENDED ONLY AS A SUMMARY AND DOES NOT PURPORT TO BE A COMPLETE DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT TO PARTICIPANTS IN THE EMPLOYEE STOCK PURCHASE PLAN. AMONG OTHER ITEMS THIS DISCUSSION DOES NOT ADDRESS ARE TAX CONSEQUENCES UNDER THE LAWS OF ANY STATE, LOCALITY OR FOREIGN JURISDICTION, OR ANY TAX TREATIES OR CONVENTIONS BETWEEN THE UNITED STATES AND FOREIGN JURISDICTIONS. THIS DISCUSSION IS BASED UPON CURRENT LAW AND INTERPRETATIONAL AUTHORITIES WHICH ARE SUBJECT TO CHANGE AT ANY TIME.

New Plan Benefits

Benefits under the Employee Stock Purchase Plan will depend on the employees’ enrollment and contribution elections, and the fair market value of the shares at various future dates. Therefore, it is not possible to determine the benefits that will be received in the future by participants in the Employee Stock Purchase Plan.

Registration with the SEC

New Cvent will file a Registration Statement on Form S-8 with the SEC with respect to the shares of our common stock to be offered and sold pursuant to the Employee Stock Purchase Plan as soon as reasonably practicable following stockholder approval and prior to the offering or sale of any such shares. In accordance with applicable Form S-8 requirements, such Registration Statement will not be filed prior to 60 days following the Closing Date.

Vote Required for Approval

The approval of the ESPP Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

The ESPP Proposal is not conditioned on any other proposal.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the Employee Stock Purchase Plan, a copy of which is attached to the proxy statement/prospectus/consent solicitation as Annex K, be adopted and approved.”

Recommendation of the Dragoneer Board

THE DRAGONEER BOARD UNANIMOUSLY RECOMMENDS THAT DRAGONEER SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ESPP PROPOSAL.

The existence of financial and personal interests of one or more of Dragoneer’s directors results in conflicts of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Dragoneer and its shareholders and what he, she or they may believe is best for himself, herself or themselves, including what’s best for other investment vehicles advised by affiliates of Dragoneer, in determining to recommend that shareholders vote for the proposals. In addition, Dragoneer’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of Dragoneer’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ADJOURNMENT PROPOSAL

The Adjournment Proposal allows the Dragoneer Board to submit a proposal to approve, by ordinary resolution, the adjournment of the extraordinary general meeting to a later date or dates (i) to solicit additional proxies for the purpose of obtaining approval by the Dragoneer shareholders for each of the proposals necessary to consummate the transactions contemplated by the Business Combination Agreement, (ii) for the absence of a quorum, (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that Dragoneer has determined, based on the advice of outside legal counsel, are reasonably likely to be required under applicable law and for such supplemental or amended disclosures to be disseminated and reviewed by the Class A ordinary shareholders prior to the extraordinary general meeting or (iv) if the holders of the Class A ordinary shares have elected to redeem a number of Class A ordinary shares as of such time that would reasonably be expected to result in the conditions required for the Closing of the Business Combination Agreement not to be satisfied; provided that, without the consent of Cvent, in no event shall the extraordinary general meeting of shareholders be adjourned on more than two (2) occasions or for more than fifteen (15) business days later than the most recently adjourned meeting or to a date that is beyond the termination date of the Business Combination Agreement. See “Business Combination Proposal—Interests of Dragoneer’s Directors and Executive Officers in the Business Combination.”

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is presented to the extraordinary general meeting and is not approved by the shareholders, the Dragoneer Board may not be able to adjourn the extraordinary general meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.

Vote Required for Approval

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.

The Adjournment Proposal is not conditioned on any other proposal.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates, if necessary (i) to solicit additional proxies for the purpose of obtaining approval by the Dragoneer shareholders for each of the proposals necessary to consummate the transactions contemplated by the Business Combination Agreement (ii) for the absence of a quorum, (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that Dragoneer has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by the Class A ordinary shareholders prior to the extraordinary general meeting or (iv) if the holders of the Class A ordinary shares have elected to redeem a number of Class A ordinary shares as of such time that would reasonably be expected to result in the conditions required for the Closing of the Business Combination Agreement to not occur; provided that, without the consent of Cvent, in no event shall the extraordinary general meeting of shareholders be adjourned on more than two (2) occasions or for more than fifteen (15) business days later than the most recently adjourned meeting or to a date that is beyond the termination date of the Business Combination Agreement, at the extraordinary general meeting be approved.”

Recommendation of the Dragoneer Board

THE DRAGONEER BOARD UNANIMOUSLY RECOMMENDS THAT DRAGONEER SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of Dragoneer’s directors results in conflicts of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Dragoneer and its shareholders and what he, she or they may believe is best for himself, herself or themselves, including what’s best for other investment vehicles advised by affiliates of Dragoneer, in determining to recommend that shareholders vote for the proposals. In addition, Dragoneer’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of Dragoneer’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of material U.S. federal income tax considerations generally applicable to holders of our public shares (other than our Sponsor or any of its affiliates) as a consequence of the (i) Domestication, (ii) exercise of redemption rights and (iii) ownership and disposition of shares of New Cvent Common Stock after the Domestication. This section applies only to holders that hold their public shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion is a summary only and does not discuss all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances or status including:

•	financial institutions or financial services entities;

•	broker-deals;

•	S corporations;

•	taxpayers that are subject to the mark-to-market accounting rules;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies or real estate investment trusts;

•	expatriates or former long-term residents of the United States;

•	persons that actually or constructively own five percent or more of our voting shares or five percent or more of the total value of all classes of our shares (except as specifically addressed below);

•	persons that acquired our securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•	persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

•	persons whose functional currency is not the U.S. dollar;

•	controlled foreign corporations;

•	persons who purchase stock in New Cvent as part of the PIPE Financing;
•	accrual method taxpayers that file applicable financial statements as described in Section 451(b) of the Code; or

•	passive foreign investment companies.

This discussion is based on current U.S. federal income tax law, which is subject to change, possibly on a retroactive basis, which may affect the U.S. federal income tax consequences described herein. Furthermore, this discussion does not address any aspect of U.S. federal non-income tax laws, such as gift, estate or Medicare contribution tax laws, or state, local or non-U.S. tax laws. In addition, this summary does not address any tax consequences to investors that directly or indirectly hold equity interests in Cvent prior to the Business Combination, including holders of our public shares that also hold, directly or indirectly, equity interests in Cvent. With respect to the consequences of holding shares of New Cvent Common Stock, this discussion is limited to holders who acquire such shares of New Cvent Common Stock in connection with the Domestication. We have not sought, and will not seek, a ruling from the U.S. Internal Revenue Service (“IRS”) as to any U.S. federal income tax consideration described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

This discussion does not consider the U.S. federal income tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our public shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partner and the partnership. If you are a partner of a partnership holding our public shares, we urge you to consult your tax advisor.

THE FOLLOWING IS FOR INFORMATIONAL PURPOSES ONLY. EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE DOMESTICATION, AN EXERCISE OF REDEMPTION RIGHTS, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS AND OWNERSHIP AND DISPOSITION OF SHARES OF NEW CVENT COMMON STOCK.

U.S. Holders

As used herein, a “U.S. Holder” is a beneficial owner of our public shares or New Cvent Common Stock, as applicable, and is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust if (i) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a U.S. person.

Effects of the Domestication on U.S. Holders

The discussion under this heading “—Effects of the Domestication on U.S. Holders” constitutes the opinion of Ropes & Gray LLP, United States tax counsel to Dragoneer, insofar as it discusses the material U.S. federal income tax considerations applicable to U.S. Holders of Dragoneer Class A ordinary shares as a result of the Domestication, based on, and subject to, customary assumptions, qualifications and limitations, and the assumptions, qualifications and limitations herein and in the opinion included as Exhibit 8.1 hereto, as well as representations of Dragoneer.

The U.S. federal income tax consequences of the Domestication will depend primarily upon whether the Domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code.

Under Section 368(a)(1)(F) of the Code, a reorganization is a “mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”). Pursuant to the Domestication, we will change our jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware, changing our name to “Cvent Holding Corp.”

The Domestication generally should qualify as an F Reorganization. However, due to the absence of direct guidance on the statutory conversion of a corporation holding only investment-type assets such as Dragoneer, this result is not entirely clear. Accordingly, due to the absence of such guidance, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position.

In the case of a transaction, such as the Domestication, that should qualify as an F Reorganization, U.S. Holders of public shares generally should not recognize gain or loss for U.S. federal income tax purposes on the Domestication, except as provided under “—Effects of Section 367(b) to U.S. Holders” and “—PFIC Considerations,” and the Domestication should be treated for U.S. federal income tax purposes as if Dragoneer (i) transferred all of its assets and liabilities to New Cvent in exchange for all of the outstanding common stock of New Cvent; and then (ii) distributed the common stock of New Cvent to the shareholders of Dragoneer in liquidation of Dragoneer. The taxable year of Dragoneer should be deemed to end on the date of the Domestication.

In the case of a transaction, such as the Domestication, that should qualify as an F Reorganization, subject to the PFIC rules discussed below: (i) a U.S. Holder’s tax basis in a share of New Cvent Common Stock received in the Domestication should generally be the same as its tax basis in the public share surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder under Section 367(b) of the Code (as discussed below) and (ii) the holding period for a share of New Cvent Common Stock should generally include such U.S. Holder’s holding period for the public share surrendered in exchange therefor (however, it is unclear whether the redemption rights with respect to the public shares may prevent the holding period of the public shares from commencing prior to the termination of such rights).

If the Domestication fails to qualify as an F Reorganization, subject to the PFIC rules discussed below, a U.S. Holder generally would recognize gain or loss with respect to a public share in an amount equal to the difference, if any, between the fair market value of the corresponding share of New Cvent Common Stock received in the Domestication and the U.S. Holder’s adjusted tax basis in its public share surrendered in exchange therefor. In such event, such U.S. Holder’s basis in the share of New Cvent Common Stock would be equal to the fair market value of that share of New Cvent Common Stock on the date of the Domestication and such U.S. Holder’s holding period for the share of New Cvent Common Stock would begin on the day following the date of the Domestication.

Effects of Section 367(b) to U.S. Holders

Section 367(b) of the Code applies to certain transactions involving foreign corporations, including an inbound domestication of a foreign corporation in an F Reorganization. Section 367(b) of the Code imposes U.S. federal income tax on certain U.S. persons in connection with transactions that would otherwise qualify as a “reorganization” within the meaning of Section 368 of the Code. Section 367(b) of the Code will generally apply to U.S. Holders on the date of the Domestication. Because the Domestication will occur immediately prior to the redemption of U.S. Holders that exercise redemption rights with respect to our public shares, U.S. Holders exercising such redemption rights may be subject to the potential tax consequences of Section 367(b) of the Code as a result of the Domestication.

A.	U.S. Holders That Hold 10 Percent or More of Dragoneer

A U.S. Holder who on the date of the Domestication beneficially owns (actually or constructively) 10% or more of the total combined voting power of all classes of our stock entitled to vote or 10% or more of the total value of all classes of our stock (a “U.S. Shareholder”) must include in income as a dividend the “all earnings and profits amount” attributable to the public shares it directly owns, within the meaning of Treasury Regulations under Section 367(b) of the Code. Complex attribution rules apply in determining whether a U.S. Holder is a U.S. Shareholder and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.

A U.S. Shareholder’s “all earnings and profits amount” with respect to its public shares is the net positive earnings and profits of Dragoneer (as determined under Treasury Regulations under Section 367 of the Code) attributable to such public shares (as determined under Treasury Regulations under Section 367 of the Code) but without regard to any gain that would be realized on a sale or exchange of such public shares. Treasury Regulations under Section 367 provide that all earnings and profits amount attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code and the Treasury Regulations thereunder. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock (as defined in Treasury Regulations under Section 1248 of the Code) in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.

Dragoneer does not expect to have significant, cumulative earnings and profits through the date of the Domestication. If Dragoneer’s cumulative net earnings and profits through the date of the Domestication is less than or equal to zero, then a U.S. Holder is not expected to be required to include in gross income an “all earnings and profits amount” with respect to its public shares. If Dragoneer’s cumulative net earnings and profits are greater than zero through the date of the Domestication, a U.S. Shareholder would be required to include its “all earnings and profits amount” in income as a deemed dividend under Treasury Regulations under Section 367(b) of the Code as a result of the Domestication. Any such U.S. Holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code. Such U.S. Holders that are corporate shareholders should consult their own tax advisors as to the applicability of Section 245A of the Code in their particular circumstances.

B.	U.S. Holders That Own Less Than 10 Percent of Dragoneer

A U.S. Holder who, on the date of the Domestication, beneficially owns (actually and constructively) public shares with a fair market value of $50,000 or more, but is not a U.S. Shareholder, will recognize gain (but not loss) with respect to the Domestication or, in the alternative, may elect to recognize the “all earnings and profits” amount attributable to such U.S. Holder as described below.

Unless a U.S. Holder makes the “all earnings and profits” election as described below, such U.S. Holder generally must recognize gain (but not loss) with respect to shares of New Cvent Common Stock received in the Domestication in an amount equal to the excess of the fair market value of such shares of New Cvent Common Stock over the U.S. Holder’s adjusted tax basis in the public shares deemed surrendered in exchange therefor.

In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income the “all earnings and profits amount” attributable to its public shares under Section 367(b) of the Code.

There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:

•	(i) a statement that the Domestication is a Section 367(b) exchange (within the meaning of the applicable Treasury Regulations);

•	(ii) a complete description of the Domestication;

•	(iii) a description of any stock, securities or other consideration transferred or received in the Domestication;

•	(iv) a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;

•

(v) a statement that the U.S. Holder is making the election including (A) a copy of the information that the U.S. Holder received from Dragoneer establishing and substantiating the U.S. Holder’s “all earnings and profits amount” with respect to the U.S. Holder’s public shares and (B) a representation that the U.S. Holder has notified Dragoneer (or New Cvent) that the U.S. Holder is making the election; and

•	(vi) certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations.

In addition, the election must be attached by an electing U.S. Holder to such U.S. Holder’s timely filed U.S. federal income tax return for the year of the Domestication, and the U.S. Holder must send notice of making the election to New Cvent no later than the date such tax return is filed. In connection with this election, we intend to provide each U.S. Holder eligible to make such an election with information regarding Dragoneer’s earnings and profits upon written request.

Dragoneer does not expect to have significant cumulative earnings and profits through the date of the Domestication. However, as noted above, if it were determined that Dragoneer had positive earnings and profits through the date of the Domestication, a U.S. Holder that makes the election described herein could have an “all earnings and profits amount” with respect to its public shares, and thus could be required to include that amount in income as a deemed dividend under applicable Treasury Regulations as a result of the Domestication.

EACH U.S. HOLDER IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE CONSEQUENCES TO IT OF MAKING THE ELECTION DESCRIBED HEREIN AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO SUCH ELECTION.

C.	U.S. Holders that Own Public Shares with a Fair Market Value of Less Than $50,000

A U.S. Holder who is not a U.S. Shareholder and who, on the date of the Domestication, beneficially owns (actually and constructively) public shares with a fair market value less than $50,000 generally is not expected to be required to recognize any gain or loss under Section 367(b) of the Code in connection with the Domestication, and generally is not expected to be required to include any part of the “all earnings and profits amount” in income.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE EFFECTS OF SECTION 367(b) OF THE CODE TO THEIR PARTICULAR CIRCUMSTANCES.

PFIC Considerations

In addition to the discussion under “—Effects of Section 367(b) to U.S. Holders,” the Domestication could be a taxable event to U.S. Holders under the PFIC provisions of the Code.

A.	Definition of a PFIC

A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. For purposes of these rules, which may apply to Dragoneer prior to the Domestication, interest income earned by Dragoneer would be considered passive income and cash held by Dragoneer would be considered a passive asset. Pursuant to a start-up exception, a foreign corporation that would otherwise be treated as a PFIC will not be a PFIC for the first taxable year the corporation has gross income (the “start-up year”), if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years.

B.	PFIC Status of Dragoneer

Because Dragoneer is a blank check company with no current active business, based upon the composition of its income and assets, and upon a review of its financial statements, Dragoneer believes that it likely will not be eligible for the start-up exception and therefore likely has been a PFIC since its first taxable year and will likely be considered a PFIC for the taxable year which ends as a result of the Domestication.

C.	Effects of PFIC Rules on the Domestication

If Dragoneer is a PFIC for U.S. federal income tax purposes, U.S. Holders could be subject to adverse PFIC rules as a result of the Domestication. These rules are discussed in the immediately following paragraphs.

Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a United States person who disposes of stock of a PFIC recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form, those proposed Treasury Regulations may require gain recognition to U.S. Holders of public shares upon the Domestication if (i) Dragoneer were classified as a PFIC at any time during such U.S. Holder’s holding period for such public shares and (ii) the U.S. Holder had not timely made (a) a QEF Election (as described below) for the first taxable year in which the U.S. Holder owned such public shares or in which Dragoneer was a PFIC, whichever is later, or (b) a mark-to-market election (as described below) with respect to such public shares. The tax on any such recognized gain would be imposed based on a complex set of computational rules.

Under these rules:

•	the U.S. Holder’s gain will be allocated ratably over the U.S. Holder’s holding period for such U.S. Holder’s public shares;

•

the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which Dragoneer was a PFIC, will be taxed as ordinary income;

•

the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period would be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•

an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of such U.S. Holder.

In addition, the proposed Treasury Regulations provide coordinating rules with Section 367(b) of the Code, whereby, if the gain recognition rule of the proposed Treasury Regulations under Section 1291(f) of the Code applies to a disposition of PFIC stock that results from a transfer with respect to which Section 367(b) of the Code requires the shareholder to recognize gain or include an amount in income as discussed under the “—Effects of Section 367(b) to U.S. Holders,” the gain realized on the transfer is taxable under the PFIC rules discussed above, and the excess, if any, of the amount to be included in income under Section 367(b) of the Code over the gain realized under Section 1291 of the Code is taxable as provided under Section 367(b) of the Code.

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. Therefore, if Dragoneer is determined to be a PFIC, U.S. Holders of public shares that have not made a timely QEF Election or a mark-to-market election (both as defined and described below) may, pursuant to the proposed Treasury Regulations, be subject to taxation on the Domestication to the extent their public shares have a fair market value in excess of their tax basis therein. An Electing Shareholder (as defined below) generally would not be subject to the adverse PFIC rules discussed above with respect to its public shares but rather would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of Dragoneer, whether or not such amounts are actually distributed to such shareholders in any taxable year.

D.	QEF Election and Mark-to-Market Election

The impact of the PFIC rules on a U.S. Holder of public shares would depend on whether the U.S. Holder makes a timely and effective election to treat Dragoneer as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. Holder’s holding period of public shares during which Dragoneer qualified as a PFIC (a “QEF Election”). The QEF Election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a “PFIC Annual Information Statement,” to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF Elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. If applicable, U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF Election under their particular circumstances. A U.S. Holder’s ability to make a QEF Election with respect to Dragoneer is contingent upon, among other things, the provision by Dragoneer of a “PFIC Annual Information Statement” to such U.S. Holder. Upon written request, New Cvent will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC Annual Information Statement, with respect to each taxable year for which New Cvent determines it is a PFIC in order to enable the U.S. Holder to make and maintain a QEF Election. There is no assurance, however, that we would timely provide such required information. A U.S. Holder that makes a QEF Election may be referred to as an “Electing Shareholder” and a U.S. Holder that does not make a QEF Election may be referred to as a “Non-Electing Shareholder.” An Electing Shareholder generally would not be subject to the adverse PFIC rules discussed above with respect to their public shares. As a result, if we are determined to be a PFIC, such a U.S. Holder is not expected to recognize gain or loss as a result of the Domestication except to the extent described under “—Effects of Section 367(b) to U.S. Holders.”

The impact of the PFIC rules on a U.S. Holder of public shares may also depend on whether the U.S. Holder has made an election under Section 1296 of the Code. U.S. Holders who hold (actually or constructively) stock of a foreign corporation that is classified as a PFIC may annually elect to mark such stock to its market value if such stock is regularly traded on an established exchange (a “mark-to-market election”). No assurance can be given that the public shares are considered to be regularly traded for purposes of the mark-to-market election or whether the other requirements of this election are satisfied. If such an election is available and has been made, such U.S. Holders will generally not be subject to the special taxation rules of Section 1291 of the Code discussed herein. However, if the mark-to-market election is made by a Non-Electing Shareholder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to public shares.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING, WITHOUT LIMITATION, THE APPLICABILITY OF THE START-UP EXCEPTION, AND WHETHER A QEF ELECTION, A MARK-TO-MARKET ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION.

Effects to U.S. Holders of Exercising Redemption Rights

The U.S. federal income tax consequences to a U.S. Holder of public shares (which will be exchanged for shares of New Cvent Common Stock in the Domestication) that exercises its redemption rights to receive cash from the trust account in exchange for all or a portion of its shares of New Cvent Common Stock will depend on whether the redemption qualifies as a sale of the shares of New Cvent Common Stock redeemed under Section 302 of the Code or is treated as a distribution under Section 301 of the Code. If the redemption qualifies as a sale of such U.S. Holder’s shares of New Cvent Common Stock redeemed, such U.S. Holder will generally be treated in the same manner as described under “—Sale, Exchange or Other Disposition of Shares of New Cvent Common Stock” below.

The redemption of shares of New Cvent Common Stock generally will qualify as a sale of the shares of New Cvent Common Stock redeemed if such redemption either (i) is “substantially disproportionate” with respect to the redeeming U.S. Holder, (ii) results in a “complete termination” of such U.S. Holder’s interest in New Cvent or (iii) is “not essentially equivalent to a dividend” with respect to such U.S. Holder. These tests are explained more fully below.

For purposes of such tests, a U.S. Holder takes into account not only shares of New Cvent Common Stock actually owned by such U.S. Holder, but also shares of New Cvent Common Stock that are constructively owned by such U.S. Holder. A redeeming U.S. Holder may constructively own, in addition to shares of New Cvent Common Stock owned directly, shares of New Cvent Common Stock owned by certain related individuals and entities in which such U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any shares of New Cvent Common Stock such U.S. Holder has a right to acquire by exercise of an option.

The redemption of shares of New Cvent Common Stock generally will be “substantially disproportionate” with respect to a redeeming U.S. Holder if the percentage of New Cvent’s outstanding voting shares that such U.S. Holder actually or constructively owns immediately after the redemption is less than 80 percent of the percentage of New Cvent’s outstanding voting shares that such U.S. Holder actually or constructively owned immediately before the redemption, and such U.S. Holder immediately after the redemption actually and constructively owned less than 50 percent of the total combined voting power of New Cvent Common Stock. There will be a complete termination of such U.S. Holder’s interest if either (i) all of the shares of New Cvent Common Stock actually or constructively owned by such U.S. Holder are redeemed or (ii) all of the shares of New Cvent Common Stock actually owned by such U.S. Holder are redeemed and such U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of the shares of New Cvent Common Stock owned by certain family members and such U.S. Holder does not constructively own any other shares of New Cvent Common Stock. The redemption of shares of New Cvent Common Stock will not be essentially equivalent to a dividend if it results in a “meaningful reduction” of such U.S. Holder’s proportionate interest in New Cvent. Whether the redemption will result in a “meaningful reduction” in such U.S. Holder’s proportionate interest will depend on the particular facts and circumstances applicable to it. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the above tests is satisfied, a redemption will be treated as a distribution with respect to the shares of New Cvent Common Stock, the U.S. federal income tax consequences of which are described above under “— Distributions on Shares of New Cvent Common Stock” below. After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed New Cvent Common Stock will be added to the U.S. Holder’s adjusted tax basis in its remaining shares.

Because the Domestication will occur immediately prior to the redemption of U.S. Holders that exercise redemption rights with respect to our public shares, U.S. Holders exercising such redemption rights may be subject to the potential tax consequences of the Domestication. All U.S. Holders considering exercising redemption rights with respect to their public shares are urged to consult with their tax advisors with respect to the potential tax consequences to them of the Domestication and exercise of redemption rights.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF A REDEMPTION OF ALL OR A PORTION OF THEIR SHARES OF NEW CVENT COMMON STOCK PURSUANT TO AN EXERCISE OF REDEMPTION RIGHTS.

Distributions on Shares of New Cvent Common Stock

A U.S. Holder generally will be required to include in gross income as dividends the amount of any cash distribution paid with respect to shares of New Cvent Common Stock, to the extent the distribution is paid out of New Cvent’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its shares of New Cvent Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the shares of New Cvent Common Stock and will be treated as described under “—Sale, Exchange or Other Disposition of Shares of New Cvent Common Stock” below.

Dividends that New Cvent pays to a U.S. Holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends that New Cvent pays to a non-corporate U.S. Holder may be taxed as “qualified dividend income” at the preferential tax rate accorded to long-term capital gains. It is unclear whether the redemption rights described herein with respect to the shares of Dragoneer Class A ordinary shares may have suspended the running of the applicable holding period for these purposes.

Sale, Exchange or Other Disposition of Shares of New Cvent Common Stock

Upon a sale or other taxable disposition of shares of New Cvent Common Stock which, in general, would include a redemption of shares of New Cvent Common Stock that is treated as a sale of such securities as described above and below, a U.S. Holder generally will recognize capital gain or loss. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares of New Cvent Common Stock so disposed of exceeds one year. It is unclear, however, whether the redemption rights described herein with respect to the shares of Dragoneer Class A ordinary shares may have suspended the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Generally, the amount of gain or loss recognized by a U.S. Holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its shares of New Cvent Common Stock so disposed of. See “—Effects of the Domestication on U.S. Holders” above for discussion of a U.S. Holder’s adjusted tax basis in its shares of New Cvent Common Stock following the Domestication.

Non-U.S. Holders

As used herein, a “non-U.S. Holder” is a beneficial owner (other than a partnership or entity treated as a partnership for U.S. federal income tax purposes) of public shares or New Cvent Common Stock, as applicable, that is not a U.S. Holder.

The following describes U.S. federal income tax considerations relating to the Domestication, (ii) exercise of redemption rights and (iii) ownership and disposition of shares of New Cvent Common Stock.

Effects of the Domestication on Non-U.S. Holders

Dragoneer does not expect the Domestication to result in any U.S. federal income tax consequences to non-U.S. Holders of public shares.

Effects to Non-U.S. Holders of Exercising Redemption Rights

Because the Domestication will occur immediately prior to the redemption of non-U.S. Holders that exercise redemption rights with respect to our public shares, the U.S. federal income tax consequences to a non-U.S. Holder of shares of New Cvent Common Stock that exercises its redemption rights to receive cash from the trust account in exchange for all or a portion of its shares of New Cvent Common Stock will depend on whether the redemption qualifies as a sale of the shares of New Cvent Common Stock redeemed, as described above under “—U.S. Holders—Effects to U.S. Holders of Exercising Redemption Rights.” If such a redemption qualifies as a sale of shares of New Cvent Common Stock, the U.S. federal income tax consequences to the non-U.S. Holder will be as described below under “—U.S. Holders—Sale, Exchange or Other Disposition of Shares of New Cvent Common Stock.” If such a redemption does not qualify as a sale of shares of New Cvent Common Stock, the non- U.S. Holder will be treated as receiving a distribution, the U.S. federal income tax consequences of which are described below under “U.S. Federal Income Tax Considerations—Non-U.S. Holders—Distributions on Shares of New Cvent Common Stock.”

Distributions on Shares of New Cvent Common Stock

In general, any distributions made to a non-U.S. Holder with respect to shares of New Cvent Common Stock, to the extent paid out of New Cvent’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States, will be subject to withholding tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. Holder’s adjusted tax basis in its shares of New Cvent Common Stock and then, to the extent such distribution exceeds the non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of such shares of New Cvent Common Stock, which will be treated as described under “—Sale, Exchange or Other Disposition of Shares of New Cvent Common Stock.” Dividends paid by New Cvent to a non-U.S. Holder that are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (and if an income tax treaty applies, are attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder) will generally not be subject to U.S. withholding tax, provided such non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends will generally be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders.

Sale, Exchange or Other Disposition of Shares of New Cvent Common Stock

A non-U.S. Holder will generally not be subject to U.S. federal income tax on gain realized on a sale or other disposition of shares of New Cvent Common Stock:

•

such non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of such disposition (subject to certain exceptions as a result of the COVID pandemic) and certain other requirements are met, in which case any gain realized will generally be subject to a flat 30% U.S. federal income tax;

•

the gain is effectively connected with a trade or business of such non-U.S. Holder in the United States (and if an income tax treaty applies, is attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. Holder), in which case such gain will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders, and, if the non-U.S. Holder is a corporation, an additional “branch profits tax” may also apply; or

•

New Cvent is or has been a “U.S. real property holding corporation” at any time during the shorter of the five-year period preceding such disposition and such non-U.S. Holder’s holding period and either (A) the shares of New Cvent Common Stock has ceased to be regularly traded on an established securities market or (B) such non-U.S. Holder has owned or is deemed to have owned, at any time during the shorter of the five-year period preceding such disposition and such non-U.S. Holder’s holding period more than 5% of outstanding shares of New Cvent Common Stock.

If paragraph (iii) above applies to a non-U.S. Holder, gain recognized by such non-U.S. Holder on the sale, exchange or other disposition of shares of New Cvent Common Stock will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of such shares of New Cvent Common Stock from a non-U.S. Holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. New Cvent will be classified as a “U.S. real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. We do not expect New Cvent to be classified as a “U.S. real property holding corporation” following the Business Combination. However, such determination is factual and in nature and subject to change and no assurance can be provided as to whether New Cvent will be a U.S. real property holding corporation with respect to a non-U.S. Holder following the Business Combination or at any future time.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends on and the proceeds from a sale or other disposition of shares of New Cvent Common Stock. A non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person for U.S. federal income tax purposes or otherwise establish an exemption in order to avoid information reporting and backup withholding requirements or to claim a reduced rate of withholding under an applicable income tax treaty. The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such non-U.S. Holder’s U.S. federal income tax liability and may entitle such non-U.S. Holder to a refund, provided that the required information is furnished by such non-U.S. Holder to the IRS in a timely manner.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, securities (including public shares and shares of New Cvent Common Stock) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non- U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which public shares and shares of New Cvent Common Stock are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, public shares and shares of New Cvent Common Stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends in respect of our securities. While withholding under FATCA generally would also apply to payments of gross proceeds from the sale or other disposition of securities (including shares of New Cvent Common Stock), proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. All holders should consult their tax advisors regarding the possible implications of FATCA on their investment in public shares and shares of New Cvent Common Stock.

APPRAISAL RIGHTS

Appraisal rights or dissenters’ rights are not available to Dragoneer shareholders in connection with the Business Combination.

Under Section 262 of the DGCL, if a Cvent Stockholder does not wish to accept the Transaction Share Consideration to be paid in the First Merger (the “Transaction Share Consideration”), as provided in the Business Combination Agreement, does not consent to the adoption of the Business Combination Agreement, and complies with the requirements for perfecting and preserving appraisal rights specified in Section 262 of the DGCL, and the First Merger is consummated, such stockholder has the right to seek appraisal of his, her or its shares of Cvent stock and to receive payment in cash for the fair value of his, her or its shares of Cvent stock exclusive of any element of value arising from the accomplishment or expectation of the First Merger, as determined by the Court of Chancery, together with interest, if any, to be paid upon the amount determined to be the fair value of such shares of Cvent stock. These rights are known as appraisal rights under Delaware law. The “fair value” of such shares of Cvent stock as determined by the Court of Chancery may be more or less than, or the same as, the Transaction Share Consideration that a stockholder of record is otherwise entitled to receive for the same number of shares of Cvent stock under the terms of the Business Combination Agreement. Cvent Stockholders who elect to exercise appraisal rights must comply with the provisions of Section 262 of the DGCL to perfect their rights. Strict compliance with the statutory procedures in Section 262 of the DGCL is required. Failure to strictly comply with such procedures in a timely and proper manner will result in the loss of appraisal rights under Delaware law. Cvent Stockholders who wish to exercise appraisal rights, or preserve the ability to do so, must not deliver a signed written consent adopting the Business Combination Agreement.

This section is intended only as a brief summary of the material provisions of the statutory procedures under Section 262 of the DGCL that a Cvent Stockholder must follow in order to seek and perfect appraisal rights. This summary, however, is not intended to be a complete statement of all applicable requirements and the law pertaining to appraisal rights under the DGCL, and is qualified in its entirety by reference to Section 262 of the DGCL, the full text of which is attached as Annex M to this proxy statement/prospectus/consent solicitation statement and is incorporated herein by reference. Annex M should be reviewed carefully by any Cvent Stockholder who wishes to exercise appraisal rights or to preserve the ability to do so, as failure to comply with the procedures of Section 262 of the DGCL will result in the loss of appraisal rights. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262 of the DGCL. Unless otherwise noted, all references in this summary to “stockholders” or “you” are to the record holders of shares of Cvent stock immediately prior to the effective time of the First Merger as to which appraisal rights are asserted. A person having a beneficial interest in shares of Cvent stock held of record in the name of another person must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Section 262 of the DGCL requires that if the First Merger is approved by a written consent of stockholders in lieu of a meeting of stockholders, each of the stockholders entitled to appraisal rights must be given notice of the approval of the First Merger and that appraisal rights are available. A copy of Section 262 of the DGCL must be included with such notice. The notice must be provided after the First Merger is approved and no later than 10 days after the effective time of the First Merger. Only those Cvent Stockholders who did not submit a written consent adopting the Business Combination Agreement and who have otherwise complied with Section 262 of the DGCL are entitled to receive such notice. The notice will be given by Cvent. If given on or after the effective time of the First Merger, the notice must also specify the effective date of the First Merger; otherwise, a supplementary notice will provide this information. This proxy statement/prospectus/consent solicitation statement is not intended to constitute either such notice. If you want to demand appraisal of your Cvent stock, do not send in your demand before the date of such notice of approval of the First Merger because a demand for appraisal made prior to the date of giving such notice may not be effective to perfect your rights.

Following Cvent’s receipt of sufficient written consents to adopt the Business Combination Agreement and approve the transactions contemplated thereby, including the Business Combination, Cvent will send all non-consenting Cvent Stockholders who satisfy the other statutory conditions the notice regarding the receipt of such written consents and the availability of appraisal rights. A Cvent Stockholder electing to exercise his, her or its appraisal rights will need to take action at that time, in response to such notice, but this description is being provided to all Cvent Stockholders now so you can determine whether you wish to preserve your ability to demand appraisal rights in the future in response to such notice.

In order to preserve your right to receive notice and to demand appraisal rights, you must not deliver a written consent adopting the Business Combination Agreement. As described below, you must also continue to hold your shares for which you are demanding appraisal through the effective time of the First Merger.

If you elect to demand appraisal of your shares of Cvent stock, you must, within 20 days after the date of giving the notice of approval of the First Merger, make a written demand for the appraisal of your shares of Cvent stock to Cvent, at the specific address which will be included in the notice of approval of the First Merger. A demand may be delivered by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Do not submit a demand before the date of the notice of approval of the First Merger because a demand that is made before the date of giving such notice may not be effective to perfect your appraisal rights.

A Cvent Stockholder wishing to exercise appraisal rights must hold of record the shares of Cvent stock on the date the written demand for appraisal is made. In addition, a holder must continue to hold of record the shares of Cvent stock through the effective time of the First Merger. Appraisal rights will be lost if your shares of Cvent stock are transferred prior to the effective time of the First Merger. If you are not the stockholder of record, you will need to follow special procedures as summarized further below.

If you and/or the record holder of your shares of Cvent stock fail to comply with all of the conditions required by Section 262 of the DGCL to perfect your appraisal rights, and the First Merger is completed, your shares of Cvent stock (assuming that you hold them through the effective time of the First Merger) will be converted into the right to receive your portion of the Transaction Share Consideration in respect thereof, as provided for in the Business Combination Agreement, but without interest, and you will have no appraisal rights with respect to such shares.

As noted above, a holder of shares of Cvent stock wishing to exercise his, her or its appraisal rights must, within 20 days after the date of giving of the notice of approval of the First Merger, make a written demand for the appraisal of his, her or its shares of Cvent stock; provided that a demand may be delivered by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. The demand must reasonably inform Cvent of the identity of the stockholder of record and his, her or its intent thereby to demand appraisal of the fair value of the shares held by such holder. Only a holder of record of shares of Cvent stock issued and outstanding immediately prior to the effective time of the First Merger will be entitled to assert appraisal rights for the shares of Cvent stock registered in that holder’s name. The demand for appraisal should be executed by or on behalf of the holder of record of the shares of Cvent stock, fully and correctly, as the stockholder’s name appears on the Cvent stock certificate(s), as applicable, should specify the stockholder’s name and mailing address and the number of shares registered in the stockholder’s name, and must state that the person intends thereby to demand appraisal of the stockholder’s shares of Cvent stock in connection with the First Merger. The demand cannot be made by the beneficial owner of shares of Cvent stock if such beneficial owner does not also hold of record such shares. A beneficial owner of shares of Cvent stock held in “street name” who desires appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such shares. Shares held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depository, such as Cede & Co. Any beneficial holder desiring appraisal who holds shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder. The beneficial holder of such shares should instruct such firm, bank or institution that the demand for appraisal be made by the record holder of the shares, which may be the nominee of a central security depository if the shares have been so deposited. As required by Section 262, a demand for appraisal must reasonably inform Cvent of the identity of the holder(s) of record (which may be a nominee as described above) and of such holder’s intention to seek appraisal of such shares. If shares of Cvent stock are held of record in a fiduciary capacity (such as by a trustee, guardian or custodian) by a person other than the beneficial owner execution of the demand for appraisal should be made by the record holder in that capacity. If the shares of Cvent stock are held of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal on behalf of a holder of record; however, the agent must identify the record holder or holders and expressly disclose the fact that, in executing the demand, he, she or it is acting as agent for the record holder or holders. A record holder who holds shares of Cvent stock as a nominee for others, may exercise appraisal rights with respect to such shares held for one or more beneficial owners, while not exercising such rights with respect to shares held for other beneficial owners. In that case, the written demand should state the number of shares of Cvent stock as to which appraisal is sought. Where no number of shares of Cvent stock is expressly mentioned, the demand for appraisal will be presumed to cover all shares of Cvent stock held in the name of the record holder. Stockholders who hold their shares of Cvent stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

At any time within 60 days after the effective time of the First Merger, but not thereafter, any stockholder who has not commenced an appraisal proceeding or joined a proceeding as a named party may withdraw the demand for appraisal and accept the Transaction Share Consideration for his, her or its shares of Cvent stock by delivering to Cvent a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective time of the First Merger will require written approval of Cvent. Unless the demand for appraisal is properly withdrawn by the stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party within 60 days after the effective time of the First Merger, no appraisal proceeding in the Court of Chancery will be dismissed as to any Cvent Stockholder without the approval of the Court of Chancery, and such approval may be conditioned upon such terms as the court deems just. If Cvent does not approve a request to withdraw a demand for appraisal when that approval is required, or if the Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the fair value determined in any such appraisal proceeding, which value could be less than, equal to or more than the Transaction Share Consideration for his, her or its shares of Cvent stock.

Within 120 days after the effective date of the First Merger, either Cvent or any stockholder who has complied with the requirements of Section 262 of the DGCL and is otherwise entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the fair value of the shares of Cvent stock held by all stockholders entitled to appraisal. Upon the filing of such a petition by a stockholder, service of a copy of such petition shall be made upon Cvent. Cvent has no present intent to file such a petition and has no obligation to cause such a petition to be filed, and stockholders should not assume that Cvent will file a petition. Accordingly, it is the obligation of the holders of Cvent stock to initiate all necessary action to perfect their appraisal rights in respect of such shares of Cvent stock within the time prescribed in Section 262 of the DGCL, as the failure of a stockholder to file such a petition within the period specified could nullify his, her or its previous written demand for appraisal. In addition, within 120 days after the effective time of the First Merger, any stockholder who has properly complied with the requirements for the exercise of appraisal rights under Section 262 of the DGCL, upon written request (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), will be entitled to receive from Cvent a statement setting forth the aggregate number of shares of Cvent stock for which a written consent adopting the Business Combination Agreement was not submitted and with respect to which demands for appraisal have been received, and the aggregate number of holders of such shares. The statement must be given within 10 days after such written request has been received by Cvent or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. A person who is the beneficial owner of shares of Cvent stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition for appraisal or request from Cvent such statement.

If no petition for appraisal is filed within 120 days after the effective date of the First Merger, then you will lose the right to appraisal and instead will receive the Transaction Share Consideration for your shares, without interest. If you otherwise fail to perfect your appraisal rights or successfully withdraw your demand for appraisal then your right to appraisal will cease and you will only be entitled to receive the Transaction Share Consideration for your shares.

If a petition for appraisal is duly filed by a stockholder, the stockholder must serve a copy of the petition upon Cvent, and Cvent will then be obligated to file, within 20 days after receiving service of a copy of the petition, with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares of Cvent stock and with whom agreements as to the value of their shares of Cvent stock have not been reached by Cvent. After notice by the Delaware Register in Chancery to stockholders who have demanded appraisal and Cvent, if such notice is ordered by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing upon the petition and to determine which stockholders have complied with Section 262 of the DGCL and are entitled to appraisal rights provided thereunder. The Register in Chancery, if so ordered by the Court of Chancery, will give notice of the time and place fixed for the hearing of such petition by registered or certified mail to Cvent and to the stockholders shown on the list at the addresses therein stated. Such notice will also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication will be approved by the Court of Chancery, and the costs thereof will be borne by Cvent. The Court of Chancery may require stockholders who have demanded an appraisal for their shares of Cvent stock and who hold stock represented by certificates to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and if any stockholder fails to comply with that direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, dissenting stockholders are cautioned to retain their share certificates pending resolution of the appraisal proceedings.

After the Court of Chancery’s determination of the stockholders entitled to appraisal of their shares of Cvent stock, the Court of Chancery will appraise such shares of Cvent stock in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of such shares as of the effective time of the First Merger after taking into account all relevant factors exclusive of any element of value arising from the accomplishment or expectation of the First Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. When the fair value has been determined, the Court of Chancery will direct the payment of such value, together with interest, if any, upon surrender by those stockholders of the Cvent stock certificates, representing their shares of Cvent stock if such shares are represented by certificates. Holders of Cvent stock considering seeking appraisal should be aware that the fair value of their shares of Cvent stock as determined under Section 262 could be more or less than or the same as the consideration they would receive pursuant to the First Merger if they did not seek appraisal of their shares of Cvent stock and that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262 of the DGCL. The Delaware Supreme Court has stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in appraisal proceedings and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other factors which could be ascertained as of the date of the First Merger which throw any light on future prospects of the merged corporation. The Delaware Supreme Court has declined to adopt a presumption favoring reliance upon the deal price in determining fair value, but has noted that the deal price is one of the relevant factors to be considered, and can often be the best evidence of fair value in arm’s-length mergers with a robust sales process. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. Unless the court in its discretion determines otherwise for good cause shown, interest from the effective time of the First Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time of the First Merger and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, Cvent may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided above only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court of Chancery and (2) interest theretofore accrued, unless paid at that time. The costs of the appraisal action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable under the circumstances. The Court of Chancery may also order that all or a portion of the expenses incurred by a stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares entitled to an appraisal. In the absence of such a determination of assessment, each party bears its own expenses.

No representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Transaction Share Consideration. Moreover, Cvent does not anticipate offering more than the Transaction Share Consideration to any stockholder exercising appraisal rights and Cvent reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262 of the DGCL, the “fair value” of a share of stock is less than the Transaction Share Consideration eligible to be received for such share.

FAILING TO FOLLOW PROPER STATUTORY PROCEDURES WILL RESULT IN LOSS OF YOUR APPRAISAL RIGHTS. In view of the complexity of Section 262 of the DGCL, holders of shares of Cvent stock who may wish to pursue appraisal rights should consult their legal and financial advisors.

INFORMATION ABOUT DRAGONEER

We are a blank check company incorporated on September 25, 2020 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. We reviewed a number of opportunities to enter into a business combination with an operating business, and entered into the Business Combination Agreement on July 23, 2021. We intend to finance the Business Combination through the issuance of New Cvent Common Stock.

Sponsor is an affiliate of Dragoneer Investment Group, LLC, a San Francisco-based, growth-oriented investment firm with over $19 billion in assets under management as of June 30, 2021. Since its launch in 2012, Dragoneer Investment Group, LLC has provided discretionary investment advisory services to alternative investment funds for which Dragoneer Investment Group, LLC acts as sponsor. Dragoneer Investment Group, LLC provides investment advice with respect to investments in both public and private companies, and its funds have demonstrated what is considered a history of strong performance based on realized returns. Our founders are Marc Stad and Pat Robertson. Marc Stad, our Chairman and Chief Executive Officer is the Managing Partner of Dragoneer Investment Group, LLC, and Pat Robertson, our President and Chief Operating Officer is the President and Chief Operating Officer of Dragoneer Investment Group, LLC. The team at Dragoneer Investment Group, LLC consists of over 45 individuals led by team members that have extensive experience and backgrounds in private equity and investment management. Dragoneer Investment Group, LLC invests in both public and private companies across industries and geographies, with a particular focus on software and internet-based businesses.

On November 19, 2020, we consummated an initial public offering of 27,600,000 Class A ordinary shares at an offering price of $10.00 per share.

Following the closing of our initial public offering, an amount equal to $276,000,000 of the net proceeds from our initial public offering was placed in the trust account. The trust account may be invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in United States Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government obligations. As of June 30, 2021, assets held in the trust account totaled $276,008,777 and were held in money market funds, which are invested primarily in U.S. treasury securities. These funds will remain in the trust account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (i) the completion of our initial business combination, (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Existing Governing Documents to modify the substance and timing of our obligation to redeem 100% of the public shares if Dragoneer does not complete a business combination by February 19, 2023, or (iii) the redemption of all of the public shares if Dragoneer is unable to complete a business combination by February 19, 2023 (unless such date is extended in accordance with the Existing Governing Documents), subject to applicable law.

Dragoneer’s public shares are currently listed on Nasdaq under the symbol “DGNS.”

Financial Position

As of June 30, 2021, in the trust account, we had $276,008,777 held in marketable securities, not taking into account payment of $9,660,000 of deferred underwriting fees. With the funds available, we offer a target business a variety of options such as creating a liquidity event for its owners, providing capital for the potential growth and expansion of its operations or strengthening its balance sheet by reducing its debt ratio. Because we are able to complete our initial business combination using Dragoneer’s cash, debt or equity securities, or a combination of the foregoing, we have the flexibility to use the most efficient combination that will allow us to tailor the consideration to be paid to the target business to fit its needs and desires.

Effecting Our Business Combination

Fair Market Value of Target Business

The Nasdaq Listing Rules requires that our business combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the trust account (less any deferred underwriting commissions and taxes payable on interest earned) at the time of our signing a definitive agreement in connection with our initial business combination. Our board of directors determined that this test was met in connection with the proposed Business Combination.

Lack of Business Diversification

For an indefinite period of time after the completion of our initial business combination, the prospects for our success may depend entirely on the future performance of a single business. Unlike other entities that have the resources to complete business combinations with multiple entities in one or several industries, it is probable that we will not have the resources to diversify our operations and mitigate the risks of being in a single line of business. By completing our initial business combination with only a single entity, our lack of diversification may:

•

subject us to negative economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact on the particular industry in which we operate after our initial business combination; and

•	cause us to depend on the marketing and sale of a single product or limited number of products or services.

Redemption Rights for Public Shareholders upon Completion of the Business Combination

We are providing our public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of the initial business combination, including interest earned on the funds held in the trust account and not previously released to us to pay our income taxes, if any, divided by the number of the then-outstanding public shares, subject to the limitations described herein. The amount in the trust account was approximately $10.00 per public share as of June 30, 2021. The per share amount we will distribute to shareholders who properly redeem their shares will not be reduced by the deferred underwriting commissions that we will pay to the underwriters of our initial public offering. The redemption rights include the requirement that a beneficial holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to the transfer agent in order to validly redeem its shares. Further, if the Business Combination does not close, we will not proceed with redeeming our public shares, even if a public shareholder has properly elected to redeem its shares. The Redemptions referred to herein shall take effect as repurchases under the Existing Governing Documents.

Limitations on Redemption Rights

Notwithstanding the foregoing, the Existing Governing Documents provide that in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 (so that we do not then become subject to the SEC’s “penny stock” rules).

Redemption of Public Shares and Liquidation if No Business Combination

We have until February 19, 2023 (unless such date is extended in accordance with the Existing Governing Documents) to complete a business combination. If we are unable to consummate an initial business combination by February 19, 2023, we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. The Existing Governing Documents provide that, if we wind up for any other reason prior to the consummation of our initial business combination, we will follow the foregoing procedures with respect to the liquidation of the trust account as promptly as reasonably possible but not more than ten business days thereafter, subject to applicable Cayman Islands law.

Our Sponsor and each member of our management team have entered into an agreement with us, pursuant to which they have agreed to waive their rights to liquidating distributions from the trust account with respect to any Class B ordinary shares they hold if we fail to consummate an initial business combination by February 19, 2023 (although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our initial business combination by February 19, 2023).

Our Sponsor, executive officers and directors have agreed, pursuant to a written agreement with us, that they will not propose any amendment to the Existing Governing Documents (A) that would modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination by February 19, 2023 or (B) with respect to any other provision relating to the rights of holders of our Class A ordinary shares, unless we provide our public shareholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our income taxes, if any, divided by the number of the then-outstanding public shares. However, we may not redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 (so that we do not then become subject to the SEC’s “penny stock” rules). If this optional redemption right is exercised with respect to an excessive number of public shares such that we cannot satisfy the net tangible asset requirement, we would not proceed with the amendment or the related redemption of our public shares at such time. This redemption right shall apply in the event of the approval of any such amendment, whether proposed by our Sponsor, any executive officer, director or director nominee, or any other person.

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the proceeds of our initial public offering held outside the trust account plus up to $100,000 of funds from the trust account available to us to pay dissolution expenses, although we cannot assure you that there will be sufficient funds for such purpose.

If we were to expend all of the net proceeds of our initial public offering and the sale of the private placement shares, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, the per-share redemption amount received by shareholders upon our dissolution would be $10.00. The proceeds deposited in the trust account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our public shareholders. We cannot assure you that the actual per-share redemption amount received by shareholders will not be less than $10.00. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.

Although we will seek to have all vendors, service providers (excluding our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. The underwriters of our initial public offering will not execute agreements with us waiving such claims to the monies held in the trust account. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. In order to protect the amounts held in the trust account, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amounts in the trust account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per public share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay our tax obligations, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to seek access to the trust account nor will it apply to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, our Sponsor will not be responsible to the extent of any liability for such third-party claims. However, we have not asked our Sponsor to reserve for such indemnification obligations, nor have we independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that our Sponsor’s only assets are securities of our company. Our Sponsor may not be able to satisfy those obligations. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the trust account are reduced below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per public share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay our tax obligations, and our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per public share.

We will seek to reduce the possibility that our Sponsor will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers (excluding our independent registered public accounting firm), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. Our Sponsor will also not be liable as to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. At June 30, 2021, we had access to up to $276 million from the proceeds of the initial public offering and the sale of the private placement shares with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our trust account could be liable for claims made by creditors; however, such liability will not be greater than the amount of funds from our trust account received by any such shareholder.

If we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, we cannot assure you we will be able to return $10.00 per public share to our public shareholders. Additionally, if we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.”

As a result, a bankruptcy court could seek to recover some or all amounts received by our shareholders. Furthermore, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

See “Risk Factors—Risks Related to the Business Combination and Dragoneer—If, after we distribute the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and our board of directors may be exposed to claims of punitive damages.”

Employees

We currently have two executive officers. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the business combination process we are in. We do not intend to have any full time employees prior to the completion of our initial business combination.

Directors and Executive Officers

Our officers and directors are as follows:

Name	Age	Position
Marc Stad	42	Chairman and Chief Executive Officer
Pat Robertson	42	President, Chief Operating Officer and Director
Sarah J. Friar	48	Director
David D. Ossip	55	Director
Gokul Rajaram	47	Director
Jay Simons	48	Director

Marc Stad serves as the Chairman and Chief Executive Officer of Dragoneer Growth Opportunities Corp. II. Mr. Stad also currently serves as Founder, Chief Executive Officer, Chief Investment Officer and Managing Partner at Dragoneer Investment Group, LLC. Prior to founding Dragoneer Investment Group, LLC, Mr. Stad was a Partner and Portfolio Manager at the Investment Group of Santa Barbara, a private investment firm that invests in public and private equities. Previously, he worked in TPG’s buyouts division and at

McKinsey & Co. as a management consultant. Additionally, Mr. Stad has served as the Chairman and Chief Executive Officer of Dragoneer II since its inception in November 2020 and as Chairman of Dragoneer III since its inception in March 2021. Mr. Stad received his AB degree from Harvard University and his MBA from the Stanford Graduate School of Business.

Pat Robertson serves as the President, Chief Operating Officer and a Director of Dragoneer Growth Opportunities Corp. II. Mr. Robertson also currently serves as President and Chief Operating Officer at Dragoneer. Prior to joining Dragoneer Investment Group, LLC at its inception in April 2012, Mr. Robertson was a member of Hall Capital Partners’ research group in San Francisco. His prior experience includes Goldman Sachs & Co.’s investment banking division and the law firm of Kirkland & Ellis LLP. Additionally, Mr. Robertson has served as the President, Chief Operating Officer and a Director of both Dragoneer II since its inception in November 2020 and Dragoneer III since its inception in March 2021. Mr. Robertson received his AB degree in Economics and History from Brown University and his JD from the Harvard Law School. Mr. Robertson is a CFA Charterholder.

Sarah Friar serves on the board of directors of Dragoneer Growth Opportunities Corp. II. Ms. Friar has served as Chief Executive Officer at Nextdoor, Inc., a social network for neighborhoods since December 2018. From July 2012 to November 2018, Ms. Friar served as Chief Financial Officer at Square, Inc., a financial services and mobile payment company. From April 2011 to July 2012, Ms. Friar served as Senior Vice President, Finance and Strategy at salesforce.com, Inc. Ms. Friar also serves as a member of the board of directors of Walmart Inc., a publicly-traded retail and wholesale operations company, and Slack Technologies, Inc., a publicly-traded channel-based messaging platform. From September 2012 to May 2015, Ms. Friar served as a member of the board of directors of Model N, Inc., a publicly-traded company providing revenue management cloud solutions for life sciences and technology companies. From June 2014 to April 2018, Ms. Friar served as a member of the board of directors of New Relic, Inc., a publicly-traded provider of real-time insights for software-driven businesses. Additionally, Ms. Friar has served as a Director of Dragoneer II since November 2020 and as a Director of Dragoneer III since March 2021. Ms. Friar holds a Master of Business Administration from Stanford University and a Master of Engineering in Metallurgy, Economics, and Management from the University of Oxford.

David D. Ossip serves on the board of directors of Dragoneer Growth Opportunities Corp. II. Mr. Ossip is the Chairman and Chief Executive Officer of Ceridian HCM Holding Inc., positions he has held since August 2015 and July 2013, respectively. Mr. Ossip joined Ceridian following its acquisition of Dayforce Corporation in 2012, where he held the position of Chief Executive Officer. Mr. Ossip is currently a director for Ossip Consulting Inc., OSDAC Corp., and 100 Wingarden Properties Ltd., each a private company. Additionally, Mr. Ossip has served as a Director of Dragoneer II since November 2020 and as a Director of Dragoneer III since March 2021. Mr. Ossip holds a bachelor’s degree in Econometrics and Quantitative Economics from the University of Toronto and an M.B.A. from Harvard University.

Gokul Rajaram serves on the board of directors of Dragoneer Growth Opportunities Corp. II. He has served as a member of the board of directors of Pinterest since February 2020, The Trade Desk since May 2018 and Course Hero since June 2008 and has served on the executive team at DoorDash since November 2019. Prior to DoorDash, he worked at Square as Product Engineering Lead from July 2013 to October 2019, where he led several product development teams and served on Square’s executive team. Prior to Square, he served as Product Director of Ads at Facebook from August 2010 to July 2013, where he helped Facebook transition its advertising business to become mobile-first. Earlier in his career, Mr. Rajaram served as a Product Management Director for Google AdSense, where he helped launch the product and grow it into a substantial portion of Google’s business. Additionally, Mr. Rajaram has served as a Director of Dragoneer II since November 2020 and as a Director of Dragoneer III since March 2021. Mr. Rajaram holds a bachelor’s degree in Computer Science Engineering from the Indian Institute of Technology, Kanpur where he received the President’s Gold Medal for being class valedictorian. He also holds an M.B.A. from The Massachusetts Institute of Technology and a Master of Computer Science from the University of Texas at Austin, where he received the MCD University Fellowship.

Jay Simons serves on the board of directors of Dragoneer Growth Opportunities Corp. II. From 2011 until June 2020, Mr. Simons served as president of Atlassian Corporation Plc. From 2008 to 2011, Mr. Simons was vice president of sales and marketing at Atlassian. From October 2005 to May 2008, Mr. Simons served in various roles, including vice president, marketing, at BEA Systems, Inc. an enterprise software company, which was acquired by Oracle Corporation in 2008. From 1998 to 2005, Mr. Simons served in various roles, including vice president, product marketing and strategy, at Plumtree Software, Inc., a web software company, which was acquired by BEA Systems, Inc. in 2005. Mr. Simons is currently a director of Hubspot, Inc. Additionally, Mr. Simons has served as a Director of Dragoneer II since November 2020 and as a Director of Dragoneer III since March 2021. Mr. Simons holds a bachelor’s degree in Political and Environmental Science from the University of Washington.

Number and Terms of Office of Officers and Directors

Our board of directors is divided into three classes, with only one class of directors being appointed in each year, and with each class (except for those directors appointed prior to our first annual general meeting) serving a three-year term. In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual general meeting until one year after our first fiscal year end following our listing on Nasdaq. The term of office of the first class of directors, consisting of Marc Stad and Pat Robertson, will expire at our first annual general meeting. The term of office of the second class of directors, consisting of Sarah J. Friar, will expire at our second annual general meeting. The term of office of the third class of directors, consisting of David D. Ossip, Gokul Rajaram and Jay Simons, will expire at our third annual general meeting.

Prior to the completion of an initial business combination, any vacancy on the board of directors may be filled by a nominee chosen by holders of a majority of our Class B ordinary shares. In addition, prior to the completion of an initial business combination, holders of a majority of our Class B ordinary shares may remove a member of the board of directors for any reason.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our amended and restated memorandum and articles of association as it deems appropriate. Our amended and restated memorandum and articles of association provide that our officers may consist of one or more chairman of the board, chief executive officer, president, chief financial officer, vice presidents, secretary, treasurer and such other offices as may be determined by the board of directors.

Committees of the Board of Directors

Our board of directors has two standing committees: an audit committee and a compensation committee. Subject to phase-in rules and a limited exception, the rules of Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Subject to phase-in rules and a limited exception, the rules of Nasdaq require that the compensation committee of a listed company be comprised solely of independent directors. Each committee operates under a charter that complies with the Nasdaq rules, has been approved by our board of directors and has the composition and responsibilities described below. The charter of each committee is available our website, https://www.dragoneergrowth.com/dgns/.

Audit Committee

We established an audit committee of the board of directors. David D. Ossip, Gokul Rajaram and Jay Simons serve as members of our audit committee. Our board of directors has determined that each of David D. Ossip, Gokul Rajaram and Jay Simons are independent under Nasdaq listing standards and applicable SEC rules. Gokul Rajaram serves as the Chairman of the audit committee. Under Nasdaq listing standards and applicable SEC rules, all the directors on the audit committee must be independent. Each member of the audit committee is financially literate and our board of directors has determined that David D. Ossip, Gokul Rajaram and Jay Simons qualify as an “audit committee financial expert” as defined in applicable SEC rules.

The audit committee is responsible for:

•	meeting with our independent registered public accounting firm regarding, among other issues, audits, and adequacy of our accounting and control systems;

•	monitoring the independence of the independent registered public accounting firm;

•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•	inquiring and discussing with management our compliance with applicable laws and regulations;

•	pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;

•	appointing or replacing the independent registered public accounting firm;
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determining the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

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establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies;

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monitoring compliance on a quarterly basis with the terms of our initial public offering and, if any noncompliance is identified, immediately taking all action necessary to rectify such noncompliance or otherwise causing compliance with the terms of our initial public offering; and

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reviewing and approving all payments made to our existing shareholders, executive officers or directors and their respective affiliates. Any payments made to members of our audit committee will be reviewed and approved by our board of directors, with the interested director or directors abstaining from such review and approval.

Compensation Committee

We established a compensation committee of our board of directors. The members of our compensation committee are Sarah J. Friar and Jay Simons, and Jay Simons serves as chairman of the compensation committee.

Under Nasdaq listing standards, we are required to have a compensation committee composed entirely of independent directors. Our board of directors has determined that each of Sarah J. Friar and Jay Simons are independent. We adopted a compensation committee charter, which details the principal functions of the compensation committee, including, without limitation:

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reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•	reviewing and approving the compensation of all of our other Section 16 executive officers;

•	reviewing our executive compensation policies and plans;

•	implementing and administering our incentive compensation equity-based remuneration plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

•	producing a report on executive compensation to be included in our annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser.

However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, and in the past year has not served, as a member of the compensation committee of any entity that has one or more executive officers serving on our board of directors.

Director Nominations

We do not have a standing nominating committee, though we intend to form a corporate governance and nominating committee as and when required to do so by applicable law or stock exchange rules. In accordance with Nasdaq listing rules, a majority of the independent directors may recommend a director nominee for selection by the board of directors. The board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. In accordance with Nasdaq listing rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.

Prior to our initial business combination, the board of directors will also consider director candidates recommended for nomination by our shareholders during such times as they are seeking proposed nominees to stand for election at an annual meeting of shareholders (or, if applicable, a special meeting of shareholders). Our shareholders that wish to nominate a director for election to the board of directors should follow the procedures set forth in our amended and restated memorandum and articles of association.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders.

Code of Ethics

We adopted a Code of Ethics applicable to our directors, officers and employees. A copy of the Code of Ethics is available on our website. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our officers, directors and persons who beneficially own more than ten percent of our ordinary shares to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish us with copies of all Section 16(a) forms they file.

Conflicts of Interest

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

•	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

•	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

•	directors should not improperly fetter the exercise of future discretion;

•	duty to exercise powers fairly as between different sections of shareholders;

•	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

•	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.

Certain of our founders, officers and directors presently have, and any of them in the future may have additional, fiduciary and contractual duties to other entities. As a result, if any of our founders, officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, then, subject to their fiduciary duties under Cayman Islands law, he or she will need to honor such fiduciary or contractual obligations to present such business combination opportunity to such entity, before we can pursue such opportunity. If these other entities decide to pursue any such opportunity, we may be precluded from pursuing the same. However, we do not expect these duties to materially affect our ability to complete our initial business combination. Our amended and restated memorandum and articles of association provide that we renounce our interest in any business combination opportunity offered to any founder, director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of the company and it is an opportunity that we are able to complete on a reasonable basis.

Notwithstanding the foregoing, we may, at our option, pursue an affiliated joint acquisition opportunity with any such fund or other investment vehicle. Such entity may co-invest with us in the target business at the time of our initial business combination, or we could raise additional proceeds to complete the acquisition by making a specified future issuance to any such fund or vehicle.

Below is a table summarizing the entities to which our executive officers and directors currently have fiduciary duties, contractual obligations or other material management relationships:

Individual	Entity	Entity’s Business	Affiliation
Marc Stad	Dragoneer Investment Group, LLC(1)	Asset Management	Founder, Chief Executive Officer, Chief Investment Officer and Managing Partner

Individual	Entity	Entity’s Business	Affiliation
	Bragg Live Food Products, LLC	Health and Wellness Products	Director

	AmWINS Group, Inc.	Insurance	Director

	Dragoneer Growth Opportunities Corp. II	Special Purpose Acquisition Company	Chairman and Chief Executive Officer

	Dragoneer Growth Opportunities Corp. III	Special Purpose Acquisition Company	Chairman and Chief Executive Officer

Pat Robertson	Dragoneer Investment Group, LLC(1)	Asset Management	President and Chief Operating Officer

	Dragoneer Growth Opportunities Corp. II	Special Purpose Acquisition Company	President, Chief Operating Officer and Director

	Dragoneer Growth Opportunities Corp. III	Special Purpose Acquisition Company	President, Chief Operating Officer and Director

Sarah J. Friar	Nextdoor, Inc.	Social Network	Chief Executive Officer

	Walmart Inc.	Retail and Wholesale Operations	Director

	Slack Technologies, Inc.	Messaging Platform	Director

	Dragoneer Growth Opportunities Corp. II	Special Purpose Acquisition Company	Director

	Dragoneer Growth Opportunities Corp. III	Special Purpose Acquisition Company	Director

David D. Ossip	Ceridian HCM Holding Inc.	Software	Chairman and Chief Executive Officer

	Ossip Consulting Inc.	Consulting Company	Director

	Osaldac Corp.	Holding Company	Vice President

	OsFund Inc.	Holding Company	Vice Chairman and Director

	100 Wingarden Properties Ltd.	Real Estate	Director

	Sunnybrook Health Sciences Centre	Hospital	Director

	Dragoneer Growth Opportunities Corp. II	Special Purpose Acquisition Company	Director

	Dragoneer Growth Opportunities Corp. III	Special Purpose Acquisition Company	Director

Gokul Rajaram	Pinterest Inc.	Social Network	Director

Individual	Entity	Entity’s Business	Affiliation

	The Trade Desk Inc.	Digital Advertising Platform	Director
	Course Hero, Inc.	Online Learning Platform	Director

	Dragoneer Growth Opportunities Corp. II	Special Purpose Acquisition Company	Director

	Dragoneer Growth Opportunities Corp. III	Special Purpose Acquisition Company	Director

Jay Simons	Hubspot, Inc.	Enterprise Software	Director

	Dragoneer Growth Opportunities Corp. II	Special Purpose Acquisition Company	Director

	Dragoneer Growth Opportunities Corp. III	Special Purpose Acquisition Company	Director

(1)	Includes Dragoneer Investment Group, LLC and certain of its funds, affiliates, and other related entities, including certain portfolio companies in which the funds and other related entities invest.

Potential investors should also be aware of the following other potential conflicts of interest:

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Our executive officers and directors are not required to, and will not, commit their full time to our affairs, which results in conflicts of interest in allocating their time between our operations and our search for a business combination and their other businesses. We do not intend to have any full-time employees prior to the completion of our initial business combination. Each of our executive officers is engaged in several other business endeavors for which he may be entitled to substantial compensation, and our executive officers are not obligated to contribute any specific number of hours per week to our affairs.

•	Sponsor purchased Class B ordinary shares prior to our initial public offering and private placement shares in a transaction that closed concurrently with our initial public offering.

•	We entered into a forward purchase agreement with the Forward Purchaser, which is an affiliate of our Sponsor.

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Sponsor and each member of our management team have entered into an agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any Class B ordinary shares held by them in connection with (i) the completion of our initial business combination, and (ii) a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association (A) that would modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination by February 19, 2023 or (B) with respect to any other provision relating to the rights of holders of our Class A ordinary shares. Additionally, our Sponsor has agreed to waive its rights to liquidating distributions from the trust account with respect to its Class B ordinary shares if we fail to complete our initial business combination within the prescribed time frame. If we do not complete our initial business combination within the prescribed time frame, the private placement shares will expire worthless. Except as described herein, our Sponsor and our directors and executive officers have agreed not to transfer, assign or sell any of their founder shares until the earliest of (A) one year after the completion of our initial business combination and (B) subsequent to our initial business combination, (x) if the closing price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 120 days after our initial business combination, or (y) the date on which we complete a liquidation, merger, share exchange or other similar transaction that results in all of our public shareholders having the right to exchange their ordinary shares for cash, securities or other property. Except as described herein, the private placement shares will not be transferable until 30 days following the completion of our initial business combination. Because each of our executive officers and directors owns ordinary shares directly or indirectly, they have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.

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Our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors is included by a target business as a condition to any agreement with respect to our initial business combination. In addition, our founders, officers and directors may sponsor, form or participate in other blank check companies similar to ours during the period in which we are seeking an initial business combination. Any such companies may present additional conflicts of interest in pursuing an acquisition target, particularly in the event there is overlap among investment mandates.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with our Sponsor, officers or directors. In the event we seek to complete our initial business combination with a company that is affiliated with our Sponsor or any of our officers or directors, we, or a committee of independent directors, will obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions that such initial business combination is fair to our company from a financial point of view. We are not required to obtain such an opinion in any other context.

Furthermore, in no event will our Sponsor or any of our existing officers or directors, or their respective affiliates, be paid by us any finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the completion of our initial business combination. Our Sponsor has agreed to provide us office space and general administrative services at no cost.

We cannot assure you that any of the above-mentioned conflicts will be resolved in our favor.

If we seek shareholder approval, we will complete our initial business combination only if we obtain the approval of an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at a general meeting. In such case, our Sponsor and our independent directors have agreed to vote their Class A ordinary shares and Class B ordinary shares in favor of the Business Combination.

Limitation on Liability and Indemnification of Officers and Directors

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. The Existing Governing Documents provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. We will enter into agreements with our directors and officers to provide contractual indemnification in addition to the indemnification provided for in our amended and restated memorandum and articles of association. We expect to purchase a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

Our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the trust account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the trust account for any reason whatsoever (except to the extent they are entitled to funds from the trust account due to their ownership of public shares). Accordingly, any indemnification provided will only be able to be satisfied by us if (i) we have sufficient funds outside of the trust account or (ii) we consummate an initial business combination.

Our indemnification obligations may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Executive Compensation and Director Compensation and Other Interests

None of our executive officers or directors have received any cash compensation for services rendered to us. Our Sponsor, executive officers and directors, or their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made by us to our Sponsor, executive officers or directors, or their affiliates. Any such payments prior to an initial business combination will be made using funds held outside the trust account. Other than quarterly audit committee review of such reimbursements, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by the company to our Sponsor, executive officers and directors, or their respective affiliates, prior to completion of our initial business combination.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials or tender offer materials furnished to our shareholders in connection with a proposed business combination. We have not established any limit on the amount of such fees that may be paid by the combined company to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed business combination, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our executive officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our executive officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.

Director Independence

The rules of Nasdaq require that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of Dragoneer or its subsidiaries or any other individual having a relationship with Dragoneer which in the opinion of the Dragoneer Board, could interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that Sarah J. Friar, David D. Ossip, Gokul Rajaram and Jay Simons are “independent directors” as defined in the rules of Nasdaq and applicable SEC rules. Our independent directors have regularly scheduled meetings at which only independent directors are present.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending or, to Dragoneer’s knowledge, threatened against Dragoneer or any members of Dragoneer’s management team in their capacity as such.

Properties

We currently maintain our executive offices at One Letterman Drive, Building D Suite M500, San Francisco, CA 92149. Upon consummation of the Business Combination, the principal executive offices of New Cvent will be located at 1765 Greensboro Station Place, 7th Floor, Tysons, Virginia 22102.

Competition

If we succeed in effecting the Business Combination with Cvent, there will be, in all likelihood, significant competition from their competitors. We cannot assure you that, subsequent to the Business Combination, we will have the resources or ability to compete effectively.

Periodic Reporting and Audited Financial Statements

Dragoneer has registered its securities under the Exchange Act and have reporting obligations, including the requirement to file annual and reports with the SEC. In accordance with the requirements of the Exchange Act, Dragoneer’s annual reports will contain financial statements audited and reported on by Dragoneer’s independent registered public accounting firm.

We are required to evaluate our internal control procedures for the fiscal year ending December 31, 2021 as required by the Sarbanes-Oxley Act. Only in the event we are deemed to be a large accelerated filer or an accelerated filer and no longer qualify as an emerging growth company, will we be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. A target business may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition.

We are subject to the rules and regulations promulgated under the Exchange Act. We have no current intention of filing a Form 15 to suspend our reporting or other obligations under the Exchange Act prior or subsequent to the consummation of our initial business combination.

We are a Cayman Islands exempted company. Exempted companies are Cayman Islands companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Companies Act. As an exempted company, we have applied for and received a tax exemption undertaking from the Cayman Islands government that, in accordance with Section 6 of the Tax Concessions Law (2018

Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of us.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A ordinary shares that are held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

DRAGONEER’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this section to the “Company,” “Dragoneer,” “we,” “us” or “our” refer to Dragoneer prior to the consummation of the Business Combination. The following discussion and analysis of Dragoneer’s financial condition and results of operations should be read in conjunction with Dragoneer’s consolidated financial statements and notes to those statements included in this proxy statement/prospectus/consent solicitation. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors. Please see “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in this proxy statement/prospectus/consent solicitation.

Overview

We are a blank check company incorporated on September 25, 2020 as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. For the period from September 25, 2020 (inception) to June 30, 2021 we incurred approximately $1,081,600 of expenses associated with our pursuit of the transactions contemplated by the Business Combination Agreement.

Dragoneer’s sponsor is Dragoneer Growth Opportunities Holdings II, a Cayman Islands limited liability company. The registration statement for the initial public offering was declared effective on November 16, 2020. On November 19, 2020, Dragoneer consummated its initial public offering of 27,600,000 Class A ordinary shares, including 3,600,000 additional shares to cover over-allotments, at $10.00 per share, generating gross proceeds of $276,000,000, and incurring offering costs of approximately $15,853,777, inclusive of approximately $9,660,000 in deferred underwriting commissions.

Simultaneously with the closing of the initial public offering, Dragoneer consummated the private placement (the “private placement”) of 752,000 private placement shares at a price of $10.00 per share in a private placement to the Sponsor, generating gross proceeds of approximately $7,520,000.

Following the closing of the initial public offering and the private placement, $276,000,000 ($10.00 per share) of the net proceeds of the initial public offering were placed in the trust account, which, subsequent to January 1, 2021, was invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 of the Investment Company Act, as determined by us, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the trust account to our shareholders, as described below.

On October 29, 2020, Dragoneer entered into a forward purchase agreement pursuant to which the Forward Purchaser agreed to subscribe for an aggregate of up to 5,000,000 Class A ordinary shares for $10.00 per share, or up to $50,000,000 in the aggregate, in a private placement to close substantially concurrently with the closing of the initial Business Combination. Pursuant to the terms of the Business Combination Agreement, Dragoneer has agreed to require the funding of the maximum amount under the Forward Purchase Agreement.

On January 19, 2021, Dragoneer and Sponsor executed a promissory note pursuant to which Sponsor provided Dragoneer with an interest-free working capital loan of $2,000,000. At the consummation of the Business Combination, the Sponsor intends to elect to have the $2,000,000 balance of the note converted, in whole or in part, into Class A ordinary shares substantially identical to the private placements shares, at a price of $10.00 per share.

Dragoneer’s management has broad discretion with respect to the specific application of the net proceeds of the initial public offering and the sale of the private placement shares, although substantially all of the net proceeds are intended to be applied generally toward consummating the Business Combination.

If Dragoneer is unable to complete an initial business combination by February 19, 2023 (the “Combination Period”), Dragoneer will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to Dragoneer to pay for Dragoneer’s income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Dragoneer’s remaining shareholders and Dragoneer’s board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to Dragoneer’s shares, which will expire worthless if Dragoneer fails to consummate an initial business combination within the Combination Period.

As of June 30, 2021 we had $1,966,727 in cash held outside of the trust account; $276,008,777 in marketable securities held in the trust account; and deferred underwriting fees of $9,660,000 and other offering costs of $673,777.

Proposed Business Combination

On July 23, 2021, Dragoneer entered into the Business Combination Agreement. In connection with the Business Combination, Dragoneer also entered into the Subscription Agreements, the Sponsor Letter Agreement and the Cvent Shareholder Transaction Support Agreements, as further described in “Business Combination Proposal—Related Agreements.”

At the closing of the Cvent Business Combination, certain of the Vista Investors, and certain other individuals will enter into the Amended and Restated Registration Rights Agreement with Dragoneer.

Revision of Previously Issued Financial Statements

We previously reported, at December 31, 2020, our Class A ordinary shares subject to redemption to be equal to the redemption value of approximately $10.00 per Public Share, while taking into consideration that a redemption cannot result in net tangible assets being less than $5,000,001. Although we did not specify a maximum redemption threshold, our charter provides that currently, Dragoneer will not redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. Upon considering the impact of the Forward Purchase Agreement, it was concluded that the redemption value should include all Public Shares, resulting in the Class A ordinary shares subject to possible redemption being equal to $276,000,000. This resulted in a measurement adjustment to the carrying value of the Class A ordinary shares subject to redemption with the offset recorded to additional paid-in capital and accumulated deficit which was initially reported in our March 31, 2021 Form 10-Q. See the notes to the unaudited March 31, 2021 financial statements included elsewhere in this proxy statement/prospectus/consent solicitation for further detail.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities from September 25, 2020 (inception) through June 30, 2021 were organizational activities, those necessary to prepare for the initial public offering, described below, and identifying a target company for a business combination. We do not expect to generate any operating revenues until after the completion of our Business Combination. We may generate non-operating income in the form of interest income on marketable securities held in the trust account. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the period from September 25, 2020 (inception) to June 30, 2021 we incurred approximately $1,081,600 of expenses associated with our pursuit of the transactions contemplated by the Business Combination Agreement.

For the period from September 25, 2020 (inception) through December 31, 2020, we had a net loss of $97,764, which consists of formation and operating expenses of $97,764.

For the three months ended June 30, 2021, we had a net loss of $1,399,497, which consists of general and administrative expenses of $1,405,778, offset by interest income on marketable securities held in the Trust Account of $6,281.

For the six months ended June 30, 2021, we had a net loss of $1,771,139, which consists of general and administrative expenses of $1,779,916, offset by interest income on marketable securities held in the Trust Account of $8,777.

Liquidity and Capital Resources

On November 19, 2020, we consummated our initial public offering of 27,600,000 Class A ordinary shares, which included the full exercise by the underwriters of the over-allotment option to purchase an additional

3,600,000 shares, at $10.00 per share, generating gross proceeds of $276,000,000. Simultaneously with the closing of the initial public offering, we consummated the sale of an aggregate of 752,000 private place shares to our Sponsor at a price of $10.00 per share, generating gross proceeds of $7,520,000.

Following the initial public offering, the exercise of the over-allotment option and the sale of the private placement shares, a total of $276,000,000 was placed in the trust account. We incurred $15,853,777 in transaction costs, including $5,520,000 of underwriting fees, $9,660,000 of deferred underwriting fees and $673,777 of other offering costs in connection with the initial public offering and the sale of the private placement shares.

For the six months ended June 30, 2021, net cash used in operating activities was $148,070. Net loss of $1,771,139 was affected by interest income on marketable securities held in the trust account of $8,777 and changes in operating assets and liabilities which provided $1,631,846 of cash from operating activities.

At June 30, 2021, we had marketable securities held in the trust account of $276,008,777. We intend to use substantially all of the funds held in the trust account, including any amounts representing interest earned on the trust account (less taxes payable (if applicable) and deferred underwriting commissions) and the proceeds from the sale of the Forward Purchase Shares to complete our Business Combination. To the extent that our shares or debt is used, in whole or in part, as consideration to complete our Business Combination, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the post-Business Combination entity, make other acquisitions and pursue our growth strategies.

At June 30, 2021, we had cash of $1,966,727 held outside of the trust account. The funds held outside the trust account have been or will be used primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, properties or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete the Business Combination.

In order to fund working capital deficiencies or finance transaction costs in connection with a business combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. In January 2021, we executed a promissory note with our Sponsor for $2,000,000 as a working capital loan, which the Sponsor intends to elect to convert, in whole or in part, upon the consummation of the Business Combination into Class A ordinary shares substantially identical to the private placement shares, at a price of $10.00 per share. In the event that a Business Combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment.

We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, if our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating and consummating the Business Combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our Business Combination. Moreover, we may need to obtain additional financing either to complete our Business Combination or because we become obligated to redeem a significant number of our public shares upon consummation of our Business Combination, in which case we may issue additional securities or incur debt in connection with such Business Combination. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of our Business Combination. If we are unable to complete our Business Combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account. In addition, following our Business Combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.

Off-Balance Sheet Arrangements; Commitments and Contractual Obligations; Quarterly Results

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of June 30, 2021. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

Registration Rights

Pursuant to the Business Combination Agreement, at Closing, the Registration Rights Investors will enter into the Amended and Restated Registration Rights Agreement, to be effective upon Closing pursuant to which, among other things, the Registration Rights Investors will agree to only effect a sale or distribution of Dragoneer equity securities pursuant to certain transfer restrictions and be granted certain customary registration rights. Under the Amended and Restated Registration Rights Agreement, the Vista Holders will be entitled to request that New Cvent register the Vista Holders’ shares on a long-form or short-form registration statement on one or more occasions in the future, which registrations may be “shelf registrations,” subject to certain conditions outlined in the Amended and Restated Registration Rights Agreement. The Amended and Restated Registration Rights Agreement requires that New Cvent file a resale registration statement for certain registrable securities, including registrable securities held by Dragoneer, within thirty days of Closing. The Registration Rights Investors, including the Vista Holders, will also be entitled to participate in certain of our registered offerings, subject to the restrictions in the Amended and Restated Registration Rights Agreement. Under certain circumstances, New Cvent will pay Registration Rights Agreement Investors’ (including the Vista Holders’) expenses in connected with the exercise of these rights.

Underwriting Agreement

Dragoneer granted the underwriters in the initial public offering a 45-day option from the date of the final prospectus relating to the initial public offering to purchase up to 3,600,000 additional public shares to cover over-allotments at the initial public offering price, less the underwriting discounts and commissions. On November 19, 2020, the underwriters in the initial public offering fully exercised their over-allotment option.

The underwriters in the initial public offering were entitled to a cash underwriting discount of $0.20 per share, or $5,520,000 in the aggregate paid upon the closing of the initial public offering. In addition, the underwriters are entitled to a deferred fee of $0.35 per share, or $9,660,000 in the aggregate, payable to the underwriters from the amounts held in the trust account upon completion of the Business Combination, subject to the terms of the underwriting agreement.

Critical Accounting Policies

Class A ordinary shares subject to possible redemption

We account for our Class A ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. Our ordinary shares feature certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, Class A ordinary shares subject to possible redemption is presented as temporary equity, outside of the shareholders’ equity section of our unaudited condensed balance sheets.

Dragoneer recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable Class A ordinary shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid in capital and accumulated deficit.

Net income (loss) per ordinary shares

We apply a presentation of income (loss) per share for ordinary shares subject to possible redemption in a manner similar to the two-class method of income (loss) per ordinary share. Net income per ordinary share, basic and diluted, for Class A redeemable ordinary shares is calculated by dividing the interest income earned on the trust account, by the weighted average number of Class A redeemable ordinary shares outstanding for the period. Net income (loss) per share, basic and diluted, for Class A and Class B non-redeemable ordinary shares is calculated by dividing the net income (loss), adjusted for income attributable to Class A redeemable ordinary shares, by the weighted average number of Class A and Class B non-redeemable ordinary shares outstanding for the period. Class A and Class B non-redeemable ordinary shares include the founder shares and private placement shares as these shares do not have any redemption features and do not participate in the income earned on the trust account.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU No. 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. ASU 2020-06 removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception and it also simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. We adopted ASU 2020-06 effective as of January 1, 2021. The adoption of ASU 2020-06 did not have an impact on our financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our condensed financial statements.

Quantitative and Qualitative Disclosures about Market Risk

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information otherwise required under this it

JOBS Act

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. Dragoneer qualifies as an “emerging growth company” and under the JOBS Act are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. Dragoneer is electing to delay the adoption of new or revised accounting standards, and as a result, Dragoneer may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, the financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Additionally, Dragoneer is in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” Dragoneer chooses to rely on such exemptions Dragoneer may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of the initial public offering or until Dragoneer is no longer an “emerging growth company,” whichever is earlier.

INFORMATION ABOUT CVENT

Business Summary

Unless otherwise indicated or the context otherwise requires, references in this Business Summary to “Cvent,” “we,” “us,” “our” and other similar terms refer to Cvent and its subsidiaries prior to the Business Combination and to New Cvent and its consolidated subsidiaries after giving effect to the Business Combination.

Our Mission

Our mission is to transform the meetings and events industry through technology that delivers live engagement across virtual, in-person and hybrid events.

Overview

Cvent is a leading cloud-based platform of enterprise event marketing and management and hospitality solutions. We power the marketing and management of meetings and events through our Event Cloud and Hospitality Cloud solutions. Our Event Cloud consists of tools to enable event organizers to manage the entire event lifecycle and deliver engaging experiences across every type of event and all event delivery models: in-person, virtual and hybrid. Event Cloud serves as the system of record for event and engagement data collected across an organization’s Total Event Program, which comprises every internal and external event an organization hosts or attends. Our Hospitality Cloud offers a marketplace that connects event organizers looking for the appropriate event space for their in-person and hybrid events with hoteliers and venue operators through a vertical search engine built on our proprietary database of detailed event space information. In addition, our Hospitality Cloud provides marketing and software solutions that hotels and venues leverage to digitally showcase their event space to attract valuable leads and grow their businesses. This combination of the Cvent Event Cloud and Hospitality Cloud results in a cohesive platform that we believe generates powerful network effects and attracts more event organizers and hotels and venues.

Meetings and events are prevalent in organizations of almost every size, industry vertical and geography. The meetings and events space encompasses a broad spectrum of external marketing events, such as customer events, conferences, trade shows and prospect meetings; and internal events, such as sales kick-offs, training seminars, board meetings and companywide gatherings. Enterprises spend an average of 1% to 3% of their revenue on meetings and events, according to 2014 data from BTN Group. Collectively, organizations spent $1 trillion on meetings and events globally in 2018, according to the Industry and Events Council. According to Frost & Sullivan, the TAM for our platform is $29.7 billion, across our Event Cloud and Hospitality Cloud solutions. See “—Our Market Opportunity” for a discussion of what is included in our TAM.

Meetings and events are regarded as some of the most effective marketing channels for building engagement with customers, employees and members. External events, whether conducted in-person or virtually, are critical to marketing efforts, as they represent opportunities for enterprises to directly engage with their most important external audiences. Events offer a highly effective way for organizations to maximize engagement throughout the customer journey, helping them to generate and qualify leads, deepen relationships with customers and build brand loyalty and advocacy. According to Forrester, 74% of respondents considered events to be their most important demand generation tactic. Forrester also estimates that events in total comprise approximately 24% of the average organization’s business-to-business, or B2B, marketing program budget. In addition, internal events aid in employee retention and development, as they offer critical opportunities for HR, training professionals and executive leadership to inspire and motivate their employees through engaging experiences.

In 2020, the meetings and events industry was transformed by the global COVID-19 pandemic, which forced events into virtual environments and accelerated the ongoing digital transformation of the events industry. For virtual events, the event technology is the event venue, video is the primary method of content delivery and virtual attendees create a digital footprint of all of their event engagement that can be captured, analyzed and leveraged to both deliver better event experiences and inform subsequent sales and marketing efforts. Even as the pandemic subsides, we believe virtual events will remain prominent due to their ability to attract and engage vast audiences across the globe.

However, we believe in the post-pandemic world, the fundamental and innate desire to meet in-person will mean that organizations’ Total Event Programs will feature a combination of virtual events, in-person events and hybrid events that offer the benefits of both. The hybrid event model enables organizations to harness the advantages of both in-person and virtual meetings at the same time by reaching both a broader audience and achieving greater levels of engagement across far more attendees, thereby unlocking the potential for maximum return on their events investment.

With three event types now available to organizations, we believe enterprises will host more events, more frequently and with far more registrants, and that they will also significantly expand their event technology spend given the increased complexity of their Total Event Program. For event professionals, planning, marketing and executing an event is a highly complex endeavor that can become inefficient and time-consuming when managed using traditional manual processes, homegrown solutions or disparate point software solutions. This complexity will be further exacerbated by the proliferation of hybrid events which essentially require planners to simultaneously execute two events that are consistent across distinct event delivery models. With events throughout the customer journey now being held across various event types and multiple event delivery models, organizations increasingly need a single system of record to collect and analyze these interrelated account and attendee engagement data points and act on this data, as well as manage the associated meetings spend, enabling them to measure the impact of, and return on, their events investment.

We address these challenges faced by event organizers with our end-to-end Event Cloud platform with solutions to drive live engagement and manage all event types and processes within an organization’s Total Event Program. Prior to an event, event organizers use our platform to identify the appropriate venue within our marketplace, secure competitive proposals from venues, configure an event diagram, evaluate and secure speakers to design an impactful agenda, build an event website with tailored registration and pre-event content, market the event by sending segmented invitations and follow-up reminders, conduct pre-event surveys, manage in-person and hybrid event logistics such as travel and lodging, manage budgets and fee collections and produce broadcast-quality video content that can engage attendees before an event occurs. During the course of an event, our platform enables event marketers and planners to process registrations, check-in attendees, conduct virtual and in-person sessions, broadcast pre-recorded or live sessions for online audiences, facilitate online or in-person appointments and lead capture and manage on-going communication with attendees via an event-specific mobile app. Following an event, exhibitors and sponsors can act on leads collected via our platform, while event organizers can leverage our platform to analyze registration, attendance, attendee engagement, session data and survey responses to measure attendee engagement, content effectiveness and overall event success, as well as provide registrants with web or mobile app access to on-demand video content to keep attendees engaged after an event concludes.

Our platform leverages this proprietary data to generate an engagement score for each attendee. When this data is integrated with an organization’s customer relationship management, or CRM, and marketing automation system, it can boost existing lead scores and inform the optimal action including sending leads to sales, putting engaged attendees into marketing nurture streams and improving future events. Cross-event analysis also enables organizations to measure the effectiveness of the entirety of their Total Event Program. The ability of our platform to provide organizations with insights into buyer interests across the customer journey across all events has made the event program even more strategic and has positioned event technology as a critical component of an organization’s marketing technology stack.

Group business is a critical component of revenue and income for the hospitality industry. The groups, meetings and event market accounted for approximately 15% of total U.S. hotel room revenue, or approximately $30 billion, in 2017 according to a study by Kalibri, and, among full-service hotels characterized by higher published room rates, group business accounts for 30% to 35% of room nights. Beyond room night revenue, according to that same report, hotels generated another $110 billion from food and beverage, event space, audiovisual support, equipment rental, transportation and other services. We believe that as the hospitality industry seeks to recover from the significant impact of the pandemic, hoteliers and venues will actively seek to drive group meeting business and will turn to digital marketing tools and supporting software solutions to reach buyers globally at scale, to market and sell their event space, services and sleeping rooms.

Our Hospitality Cloud solution offers vertical online marketplaces that connect event organizers seeking event space to hotels and venues. Our platform helps hotels find event organizers and win group business by enabling them to advertise and digitally showcase their event space, and also provides event organizers with tools to search, diligence, negotiate and contract with hotels for that event space. The largest of these marketplaces is CSN, which connects over 80,000 meeting and event organizers with approximately 281,000 hotels and venues featured in our proprietary global database as of June 30, 2021. We believe that CSN contains one of the world’s most extensive and accurate repositories of detailed meeting venue information, empowering event organizers to search for, and qualify, potential event sites. We also believe that our marketplace generates significant network effects that simultaneously increase the volume of RFPs, submitted from event organizers and increase the number of hospitality professionals using our system to respond to RFPs.

Our Hospitality Cloud also offers software solutions to hotels and venues that improve the group sales process and streamline collaboration between hoteliers and event organizers to design, manage, and execute events. Our software solutions include, but are not limited to, lead scoring to prioritize group RFPs, three-dimensional hotel tours, event diagramming to collaborate with event organizers on designing optimal and safe event layouts and viewing three-dimensional renderings, room block management to enable event attendees to reserve hotel rooms, business transient solutions that simplify how hotels attract, manage and win corporate travel business and business intelligence solutions to benchmark against internal and targeted competitive metrics.

Our Hospitality Cloud also offers software solutions to hotels and venues that improve the group sales process and streamline collaboration between hoteliers and event organizers to design, manage, and execute events. Our software solutions include lead scoring to prioritize group RFPs, event diagramming to collaborate with event organizers on designing optimal event layouts, room block management to enable event attendees to reserve hotel rooms, business transient solutions that simplify how hotels attract, manage and win corporate travel business and business intelligence solutions to benchmark against internal and targeted competitive metrics.

We sell our platform primarily through a direct inside sales team. For our Event Cloud, our customers enter into annual and multi-year subscriptions to utilize our cloud-based event marketing and management solutions. The amount of these sum-certain contracts is based on a committed annual number of registrants and events across an organization’s Total Event Program. As of June 30, 2021, we had approximately 11,000 Event Cloud customers, including companies such as Deere & Company, Morningstar, Inc., and Zoom Video Communications, Inc. For our Hospitality Cloud, hotels and venues enter into annual and multi-year contracts for group business marketing solutions and software. As of June 30, 2021, we had approximately 12,000 Hospitality Cloud customers, including brands such as Accor S.A., Best Western International, Inc., and Marriott, International Inc.

The structure of our platform allows us to employ a land-and-expand business model, where customers grow their spend with us over time. As our Event Cloud customers grow their Total Event Program by launching new types of events, running more events and attracting additional registrants to their events, their contracts are typically renewed at higher annual values. Additionally, customers purchasing our platform to replace certain homegrown or multiple disparate point solutions may initially purchase only one or a few of our solutions. As those customers recognize the value of an integrated platform, they typically expand their footprint over time. As of December 31, 2020, December 31, 2019 and December 31, 2018 our net dollar retention rate was 89%, 108% and 110%, respectively, with the decline in 2020 resulting from the global COVID-19 pandemic. As of June 30, 2021 and 2020, our net dollar retention rate was 85% and 104%, respectively, with the decline in 2021 resulting from the global COVID-19 pandemic. See “Cvent’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics” for additional information regarding our net dollar retention rate.

For the three and six months ended June 30, 2021, our revenue was $122.8 million and $240.1 million, respectively, representing year-over-year declines of (1.9)% and (9.3)%, respectively, and for the year ended December 31, 2020, our revenue was $498.7 million, representing a year-over-year decline of (12.1)%. The declines were driven primarily by the impact of the global COVID-19 pandemic on both the meetings and events industry and our business. For the year ended December 31, 2019, our revenue was $567.6 million, representing a year-over-year increase of 18.2%, driven primarily by strong demand for our Event Cloud and Hospitality Cloud products from new and existing customers. For the three and six months ended June 30, 2021, our net loss was $(21.8) million and $(38.4) million, respectively, compared to $(28.0) million and $(52.7) million for the three and six months ended June 30, 2020, respectively. For the years ended December 31, 2020, 2019 and 2018 our net loss was $(83.7) million, $(91.8) million and $(54.0) million, respectively. Our net loss margin, defined as net loss divided by revenue, was (17.8)% and (16.0)% for the three and six months ended June 30, 2021, respectively, compared to (22.4)% and (19.9)% for the three and six months ended June 30, 2020, respectively. For the years ended December 31, 2020, 2019 and 2018, our net loss margin was (16.8)%, (16.2)% and (11.3)%, respectively. For the three and six months ended June 30, 2021, our Adjusted EBITDA was $24.8 million and $47.5 million, respectively, compared to $36.3 million and $62.9 million for the three and six months ended June 30, 2020, respectively. For the years ended December 31, 2020, 2019 and 2018, our Adjusted EBITDA was $129.6 million, $113.0 million and $111.4 million, respectively. Our Adjusted EBITDA margin was 20.2% and 19.8% for the three and six months ended June 30, 2021, respectively, compared to 29.0% and 23.7% for the three and six months ended June 30, 2020, respectively. For the years ended December 31, 2020, 2019 and 2018, our Adjusted EBITDA margin was 26.0%, 19.7% and 23.1%, respectively. See “Information about Cvent—Non-GAAP Financial Measures” for additional information regarding Adjusted EBITDA and Adjusted EBITDA margin, a reconciliation of Adjusted EBITDA to net loss and a reconciliation of Adjusted EBITDA margin to net loss margin.

Industry Trends and Opportunities

Event Cloud

Increased Importance of Meetings and Events to Chief Marketing Officers During and After the Pandemic. Meetings and events offer opportunities for enterprises to engage directly with their customers for extended periods of time, and as a result, can represent some of the most effective and highest value touchpoints along the entire customer journey. With the growth in virtual and hybrid events, the opportunities to use events to directly engage with a larger audience has grown significantly. Marquee events such as user conferences and tradeshows present companies with significant marketing and sales opportunities, providing a forum to engage with hundreds or thousands of their prospects, customers and partners in attendance. As a result, meetings and events can represent one of the enterprise’s most influential marketing channels. According to Forrester, 74% of respondents considered events to be their most important demand generation tactic.

Due to their importance to the customer journey, meetings and events can be a significant component of the marketing efforts for any organization. Forrester also estimates that events in total comprise approximately 24% of the average organization’s business-to-business, or B2B, marketing program budget. Given the significance of the associated spend, the ability of events to generate engagement to showcase buyer interests, and event’s expected direct impact on sales pipeline, we believe that chief marketing officers and other C-suite executives will have a heightened interest in their success and effectiveness.

Increased Importance of Internal Meetings and Events to Engage Employees. In a world characterized by increasingly distributed workforces, organizations will rely more than ever on events, whether in-person, virtual or hybrid, to engage and retain employees who will now have fewer daily in-person interactions. With the option to host virtual and hybrid events, we believe employers will host events more frequently to enhance employee engagement, facilitate networking opportunities, help establish and maintain company culture, attract and recruit new employees, offer immersive opportunities for career development and lower attrition. As companies look to provide differentiated workplace experiences to attract and retain top talent, we believe internal events will become even more important to HR and other C-suite executives.

Fundamental Shift to Virtual and Hybrid Event Environments. Prior to the global COVID-19 pandemic, the meetings and events industry was principally dominated by in-person events, including customer events, user conferences, industry trade shows and group meetings. Virtual events were typically characterized by limited scope, small audiences and undifferentiated content. Existing solutions for hosting these virtual events were generally built for one-way interactions, offered limited engagement opportunities and often were not integrated into a company’s broader marketing technology stack.

However, the global COVID-19 pandemic necessitated the complete reimagining of virtual events, as event organizers swiftly moved their historically in-person cornerstone events to entirely virtual environments. This virtual event environment, whereby the technology itself is the event venue, has fundamentally increased the role and mission-criticality of event marketing and management solutions. Enterprise scale events cannot be held virtually without a software platform designed to enable enterprises to build immersive, interactive and seamlessly branded experiences, run multiple simultaneous live or on-demand sessions, facilitate attendee interaction, capture attendee, exhibitor and sponsor data and maximize engagement throughout the entirety of the event. When event technology is the venue, virtual platforms must be secure, scalable and stable or risk an entire event being compromised, delayed or cancelled.

When the impact of the pandemic subsides, we expect that in-person events will return as a critical component of the events landscape, due to their unmatched ability to drive face-to-face engagement, networking, loyalty and overall business impact. However, following the success of the virtual events held throughout the pandemic, we believe many of these in-person events will become hybrid events that prominently feature virtual components to enable event organizers to maximize audience reach and engagement. We believe that while companies will continue to host standalone in-person and virtual events, the hybrid event model will become the industry standard, enabling event organizers to experience the benefits of both from a single event and maximize the return on their events investment. We also believe that the increased value proposition of a larger Total Event Program led by hybrid events will drive event organizers to host more events, more frequently, attracting more attendees, and thus increasing their total event technology spend.

Accelerated Adoption of Event Technology to Automate Highly Complex Planning Process. Organizing and executing a meeting, event, or conference is a highly complex process, involving a multitude of discrete tasks that are often tedious, manual and very costly. For example, in order to research and secure venues prior to its start, manage logistics during the event and analyze interaction data and facilitate attendee follow-up after the event, event organizers have often used an inefficient and disparate combination of tools, including general internet search engines, event magazines, telephone calls, spreadsheets, emails and internally developed systems. In addition, event organizers must coordinate with various internal stakeholders, including individuals in marketing, sales, travel, human resources, training and development and operations, as well as a broad range of external stakeholders, including the event venue operator, service providers, registrants and attendees, speakers, exhibitors and sponsors. The various stakeholders each require different information and communication strategies.

While many enterprises have embraced digital transformation by investing in enterprise software to automate workflows, streamline business processes and enable data collection and analysis for several departments, including finance, sales, marketing, expense management and human resources, organizations have generally not made similar investments in event technology to manage and automate the activities of event organizers and their Total Event Program.

The transition to virtual events during the global COVID-19 pandemic, and the need to effectively manage a combination of in-person, virtual and hybrid events, has resulted in new complexities in managing a Total Event Program. While hybrid events offer significant flexibility to attendees, they add incredible complexity to the organizer, as they require the delivery of two different, but consistent experiences over one event for all parts of the event lifecycle. We believe that this increased complexity has resulted in an inflection point that will accelerate the digital transformation of the event management space.

Some event organizers have attempted to address these challenges with external point solutions or internally developed tools that we believe do not give them direct control over the attendee experience, are not built to deliver engaging experiences and do not provide access to real-time, actionable data. Moreover, these tools and point solutions do not address the entire event lifecycle or the full range of event delivery models. As a result, these organizations may struggle to effectively plan, manage, measure and improve their events, which may reduce or eliminate the associated sales and marketing benefits. We believe these challenges will lead organizations to embrace and expand their use of event technology to harness the full potential of their Total Event Program.

Challenge of Managing All Event Delivery Models to Unlock Actionable Insights Across a Total Event Program. With the emergence of virtual and hybrid events, event organizers must now manage a Total Event Program consisting of multiple events across all event delivery models. Over the course of a customer’s journey from initial awareness to closing of a sale, an enterprise may interact with that customer through an in-person industry trade show, a virtual webinar, an in-person seminar, a hybrid roadshow, an in-person prospect development event, a hybrid user conference and a virtual customer event, among other interactions. For any given event, interaction and engagement data helps to provide a more accurate view into that customer’s interests and intent.

When combined across all of the events in a Total Event Program, this engagement data can deliver actionable insights into the optimal action in that customer’s journey, helping organizations identify leads and advance sales opportunities. Some event organizers may attempt to manage their Total Event Program and attendee data with an array of disparate point solutions designed for a specific event delivery model, like virtual only or in-person only, or designed only for a specific portion of the event lifecycle, such as registration, a mobile app or onsite check-in. However, these point solutions leave attendee engagement data isolated in silos and typically lack the functionality for executing events across event delivery models, as well as the integration and data sharing capabilities to create a single system of record for the Total Event Program. We believe the inability to put together a full and clear picture of interest will lead organizations to use one event technology platform that can show prospect and customer intent across the Total Event Program.

Broad Range of Channels to Engage with Attendees throughout the Event Lifecycle. Communication with attendees throughout the event lifecycle is critical and event organizers utilize a wide variety of mediums to reach their intended audience, including email, online advertising, text messaging, virtual chat messaging, social media platforms and video content. Event organizers also engage with attendees through mobile event apps and, for virtual events, through the virtual event venue. Event organizers leverage these channels to market their event prior to its start, increase engagement through gamification, share event-related information in real-time, establish interactive online attendee networks and communities during the event and connect with attendees following the event to continue attendee engagement and solicit valuable feedback essential to future event planning and sales follow-up. However, we believe many event organizers struggle to maintain consistent messaging and branding across the numerous channels through which they are interacting with attendees. Marketers and planners require a comprehensive cross-channel platform to help them interact with attendees throughout the event lifecycle across the customer’s entire journey in one consistent voice.

Events to Provide Long-term On-Demand Content that Will Extend the Life of Events and Greatly Impact the Buyer’s Journey. Events provide the opportunity for organizations to engage with their attendees before an event and extend engagement with attendees after an event concludes, through on-demand video and content marketing incorporated into their virtual elements. During the pandemic, organizations utilized virtual events to drive audiences to digital video content that could be easily accessed before the event, during the event and on-demand after the event. The combination of events and content on video platforms gives organizers the ability to create an environment where events are no longer constrained by specific event dates, creating opportunities for engagement before, during, and after an event concludes.

Need for Greater Visibility into Meeting and Event Spend and Return on Investment. Enterprises have increasingly adopted software platforms to provide visibility into areas of spend throughout the organization. However, companies have historically lacked a cloud-based solution to centrally monitor and manage the spend associated with their meetings and events. As event planning and execution is often not limited to one department or one specific role and, in our experience, planners are typically not required to seek advance approval for event, meeting and conference expenses, organizations have very limited visibility into and control over the level and allocation of event spend. With an accurate picture of spend, planners are able to calculate the return on their meetings and events investments.

As meetings and events budgets have grown, enterprises are adopting event marketing and management software to help them assess the aggregate spend, make the event process more efficient and leverage spend data in vendor negotiations. With an accurate picture of spend, event organizers are able to calculate the return on their meetings and events investments. This analysis can in turn be used to justify additional events spend, particularly as event organizers seek to expand their Total Event Program with hybrid and virtual events. Event spend management can also ensure that events are effectively designed, organized and managed to meet targeted objectives. For example, certain event organizers in more regulated environments, such as pharmaceutical sales, face comprehensive regulatory requirements, like reporting on spend per Health Care Professional, that are not easily manageable with manual processes.

Hospitality Cloud

Fiercely Competitive Hospitality Landscape Exacerbated by Pandemic. In normal operating environments, hotels generate revenue from three primary types of business: leisure travel, business travel and event and group business. Meetings also drive hotel revenue from food and beverage, event space, audiovisual support, equipment rental, transportation and other services. According to a 2017 study by Kalibri, hotels generated approximately $30 billion in room revenue from group business plus another $110 billion from food and beverage, audiovisual support, ground transportation and other services. Additionally, event attendees are typically hotel guests that may utilize the hotel’s restaurants, shops, spas and other paid amenities. Given the highly profitable nature of events and group meetings, competition to attract and win this business has increased significantly among hotels. With the global COVID-19 pandemic temporarily reducing the overall demand for hotel business and creating excess supply, hoteliers looking to recover from the pandemic have further increased competition between hotels to attract this highly coveted events and group meetings business.

Underinvestment in Group Meetings Business. Event organizers can be found across a broad range of departments, including marketing, sales, travel, human resources, training and development and operations, and have a wide variety of titles. Due to this decentralized and non-standard nature of event planning within enterprises, hoteliers often find it challenging to identify highly qualified leads and accurately market to the professionals responsible for planning meetings and events within most organizations. As a result of this challenge and the typically heavy manual effort involved, hotels generally underinvest in sales and marketing efforts to solicit and generate this group meetings business, despite its critical importance to drive revenue. Without an effective way to conduct outbound marketing, hotels must rely on less targeted marketing tactics or on inbound leads to solicit interest and generate events and group meetings business. We believe that hotels and venues that leverage scalable technology solutions, such as ours, that are built for their target audience are better positioned to attract more business and increase their return on marketing spend.

Need to Digitize and Automate Highly Manual RFP and Group Business Processes. In searching for a venue, event organizers often submit inquiries and bids to hotels in a variety of formats, including emails, phone calls and PDF, Word or Excel files. In responding to these requests, many hoteliers and venue operators rely on a variety of generic business tools including word processing applications, spreadsheets and scanned documents. This non- standard process results in increased time and cost associated with an RFP for both parties. In managing confirmed group meetings business, hoteliers and event organizers also typically leverage these generic tools to gather guest data, book rooms and organize room reservations. In our experience, these tools increase the time and cost burden of the process, often increase the chance of data entry error and could heighten the risk of data privacy issues. As hotels look to streamline efforts and ensure compliance, additional technology solutions will be required.

Need to Showcase Meeting and Event Space in a Virtual Environment. Traditionally, hoteliers and venue operators have showcased their properties to event organizers with in-person site visits. However, even before the pandemic, hoteliers had begun to utilize virtual tools to showcase a property and visualize different floorplan layouts as organizations looked to reduce spend and streamline the event planning process. The pandemic has further accelerated the trend of online and virtual sourcing, to the extent that many event organizers now expect online site tours and interactive floorplans and event diagrams to be a standard offering.

Need for Group Business Intelligence to Compete More Effectively. Given the highly profitable nature of group meetings business, the competition to attract and win this business has increased significantly among hotels. In order to uncover new areas of opportunity and generate leads, hotels and venue operators need to leverage data to evaluate their performance in this segment. Business intelligence can provide insights into RFP trends, response activities, win ratios, pace against expected demand, and other key performance metrics. Business intelligence also enables hotels and venue operators to evaluate their group performance relative to their competition and to identify opportunities for improvement.

Key Benefits of Our Solution

Event Cloud. We provide event organizers with a comprehensive platform to drive live engagement and manage the entire lifecycle of meetings and events across their Total Event Program, which includes virtual, in-person, and hybrid events. Our cloud-based platform delivers event organizers the following benefits:

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Increase Efficiency by Automating Key Processes throughout the Event Lifecycle. Our event marketing and management solutions enable enterprises to automate workflows and streamline labor- intensive business processes associated with organizing, marketing and executing meetings and events. For venue selection, our CSN venue-sourcing tool enables event organizers to quickly search for suitable venues, send RFPs, and compare the resulting bids side-by-side, allowing them to more rapidly identify, contact and negotiate with potential venues. Our solution also enables event organizers to produce highly sophisticated and fully customized event websites and virtual event experiences without any professional web-design or back-end coding needed. We offer a sophisticated site builder featuring a simple drag-and-drop interface, automated validation for best practices, logic checks and link checks, version history control and responsive design. Once built, these websites can be cloned and lightly edited to create new events in minutes. In addition to these processes, our solution also automates a number of traditionally manual processes throughout the event lifecycle, including processing online registrations and payments, collecting attendee information and preferences, creating custom schedules for attendees and automatically updating attendees of schedule changes via an event-specific mobile application. In the wake of the global COVID-19 pandemic, event organizers are able to deliver safer in-person events with our diagram check tools that provide accurate spacing of event floorplans and via contactless event and session check-in and lead capture products. Our platform automates many of the daily tasks of an event organizers, leaving them with more time to focus on other core valuable activities.

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Increase Meeting and Event Attendance. Our event marketing and management solutions allow organizations to maximize registration and attendance at events across their Total Event Program. Our integrated event marketing solution empowers event organizers to develop sophisticated, multi-channel marketing campaigns to efficiently and effectively reach a large audience with their event promotions. The campaigns can be tailored to reference personal event attendance history and can be differentiated per each audience segment. Our robust contact management functionality enables event organizers to simplify and automate the process of collecting and maintaining accurate contact information by integrating with an organization’s existing marketing and CRM databases, while also allowing prospective attendees to seamlessly provide their most up-to-date contact information during the event registration process. Once organizers attract prospective attendees to their event website, our advanced registration features such as early bird discounts, coupon codes and dynamic registration paths, permit organizers to customize offerings based on their separate attendee segments and event goals. By offering integrated solutions for marketing and event registration across all event delivery models, we believe we help event organizers maximize the overall attendance and impact of their events.

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Enhance the Attendee, Sponsor, Exhibitor and Host or Venue Experience. We believe our platform enables event organizers to deliver a better overall event experience for all those who attend or support the event including general attendees, sponsors and exhibitors, as well as the host venue. Whether an event is in-person, virtual or hybrid, our platform helps to create an experience that is more engaging, interactive and impactful. For example, in a virtual environment, attendees can network and engage with their peers through live chat, engage session speakers through live polling and Q&A and view presentations live or on-demand based on a catalog of recommended sessions aligned to their preferences. For an in-person experience, sponsors and exhibitors can derive more value from the event through gamification and reminders to schedule one-on-one appointments via a mobile event app. Pre- and post-event surveys allow all stakeholders to share insights that can be used to improve future events. For all delivery models, we believe our technology enhances the overall stakeholder experience and drives deep engagement, which leads to higher attendee satisfaction and increased attendance at future events, resulting in more business for the organizer.

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Create, Measure and Act on Attendee Engagement to Increase Sales Pipeline. We believe our solutions enable event organizers to create events that maximize engagement points across the event lifecycle and collect and analyze this data across their Total Event Program. Engagement data includes: event attendance; session attendance, including time spent in virtual sessions; product and trade show booth visits; appointments attended; survey responses; polls taken; questions submitted via Q&A; and participation in chat, among others. Our platform synthesizes all of these attendee actions into a single attendee engagement score. Virtual and hybrid events enable organizations to track millions of attendee interaction points, including in-person activity that hadn’t historically been digitized, and virtual attendee activity. When our attendee engagement scores are correlated with data from marketing automation and CRM systems, event organizers receive the clearest, most complete picture of customers and prospects that can be used to determine the next-best actions in the customer journey.

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Track, Manage and Measure Event Expenditure to Measure ROI of Events. As event planning and execution is often not limited to one department or one specific role and, in our experience, event organizers are typically not required to seek advance approval for associated expenses, organizations have very limited visibility into and control over the level and allocation of event spend. Our solution streamlines, automates and enhances event planning processes to provide end-to-end visibility into all corporate meetings and events. Our software enables the tracking of all meeting processes and data by compiling sourcing data from CSN, attendance data from our event marketing and management solutions, budget data from event organizers, actual expenditures from credit card platforms and expense data from platforms such as Concur. Our software acts as the system of record for all event processes, spend, engagement data and data privacy and security program compliance to provide visibility into budgeting, saving users time, de-risking spend and enabling the measurement of event ROI.

Hospitality Cloud. We provide hotels and venues solutions to market their event space to attract event organizers and gain RFPs, manage leads through the sales process and measure performance against internal and external metrics. Our marketplace and software deliver hoteliers and venue operators the following benefits:

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Market to Event Organizers to Increase Events and Group Meetings Business Revenue. Hoteliers and venue operators leverage our online marketing solutions to target event organizers looking for event space. Due to the tens of thousands of event organizers that we drive to our sourcing networks, our solutions make it easier for hoteliers and venue operators to market to relevant, hard-to-identify event organizer personnel within organizations, which we believe results in an increased number of sales leads and converted event and group meetings bookings. We believe that compared to other marketing channels, this represents an extremely scalable, cost-efficient way to win event business and increase revenue.

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Enhance Productivity and Efficiency Through Automation. We enable hoteliers and venues to automate and standardize the process by which they receive and respond to RFPs from event organizers. We provide a standardized framework that enables hotels and venues to pre-populate many responses, so their employees can respond to RFPs quickly and accurately. With hoteliers and venue operators having reduced workforces in response to the global COVID-19 pandemic, our solution empowers them to automate marketing and sales processes to drive efficiency with fewer resources. In addition, hoteliers and venue operators leverage our software solutions to automate the entire group lifecycle beyond the sourcing process. For example, hotels utilize Lead Scoring to prioritize and assign RFPs and Passkey to manage group room blocks and process room reservations more efficiently and securely.

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Strengthen Collaboration Between Hoteliers and Event Organizers. Our solution enables hoteliers and venue operators to showcase their event spaces virtually in three dimensions and collaboratively design safe event layouts in real-time with event organizers, helping to streamline processes that were often manual, time consuming and ad-hoc.

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Better Analyze Operational Results through CSN Business Intelligence. Hoteliers and venue operators can closely monitor the volume of prospected and closed business received through CSN, as well as our other sourcing platforms, enabling them to more effectively measure their return on marketing investments. Managers can also improve the performance and productivity of their sales representatives by monitoring responsiveness to RFPs, tracking successful bids and benchmarking their performance against internal and targeted competitive metrics. Our CSN Business Intelligence is also available to chains, brands and hotel management companies to help them measure, evaluate and improve the performance of the properties in their portfolios.

Our Competitive Strengths

We believe that the following strengths provide us with sustainable competitive differentiation relative to our competitors:

One Platform to Drive Live Engagement and Take Action Across the Total Event Program. Our platform enables organizations to manage and execute internal and external events of all sizes, complexities and delivery models. For external customer-facing events, we power events that a company hosts, as well as conferences and trade shows that a company attends as an exhibitor or sponsor. Our platform serves as a single system of record for the Total Event Program, enabling event organizers to maximize, collect and take action on attendee registration and engagement data before, during and after events. This centralized repository of data collected from attendee interactions across multiple events throughout the customer journey delivers actionable intelligence on the interests and preferences of an organization’s customers and prospects. We believe that our ability to offer an integrated platform that maximizes live engagement across a full suite of event marketing and management solutions for in-person, virtual and hybrid events is a key competitive differentiator when compared to competitors offering point solutions for specific processes or event delivery models.

Management of the Entire Event Lifecycle. We offer an integrated, end-to-end, cloud-based platform that addresses the entire lifecycle of meetings and events of every type and delivery model. Our platform offers solutions for every aspect of an event from event inception to post-event follow-up. Companies using point solutions are required to cobble together disparate products and data silos from across the event lifecycle to manage a single event. Importing and exporting data into and out of multiple systems creates data integrity concerns and potential risk as it relates to privacy laws. Our platform approach enables organizations to streamline the workflow for managing all elements of an event, and results in a more fluid, branded, secure and engaging experience for attendees.

Large Online Marketplace. We believe that CSN is a valuable resource for both components of the meetings and events ecosystem — marketers and event planners and hoteliers and venues — due to its:

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Depth and Breadth of Venue Profiles. Our proprietary network includes detailed event space profile information on approximately 281,000 hotels and other venues. CSN enables planners to conduct searches and filter results based on over 200 characteristics and criteria per hotel profile. For example, planners can narrow their search based on a variety of factors, including the number of hotel sleeping rooms or meeting rooms, meeting room size or ceiling heights, meeting room capacity based on customized layouts, hotel amenities, available promotions and distance from the airport. Once an event space is identified, CSN enables planners to visit some venues virtually via three-dimensional models. A portion of the underlying event data is submitted by the hotels and venues and a portion is researched by our expert team, which has created an extensive data set with an exceptional level of detail and granularity. Our team of customer-facing staff maintain relationships and work with the venues to keep their information up to date and enhance the data richness of CSN. The size and accuracy of our database is of critical importance to planners and sets CSN apart.

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Billions in RFP Value. During 2019, planners sourced approximately $18.1 billion in RFP value through our sourcing tools, including CSN. Even as the global COVID-19 pandemic forced the cancellation of in-person events, planners sourced approximately $8.8 billion in RFP value during 2020. This network effect also helps us continue to increase our brand awareness, leading to increased sales of our event marketing and management solutions. For hotels that manage the largest number of properties, we believe that by offering a global marketplace for both sides of the events ecosystem, CSN is a critical external lead generation channel for event and group meetings business.

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Integration with Hotels. As of June 30 2021, we are directly integrated with the back-end sales and catering and IT systems of more than 39,000 hotels, reducing manual data entry by hoteliers and enabling a more efficient RFP response process. We believe this level of adoption and back-end IT system integration from our hotel partners is further evidence of the value hoteliers and venues derive from CSN.

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Powerful Network Effects Across the Events Ecosystem. By connecting both sides of the meetings and events ecosystem, CSN generates significant network effects. As more hoteliers and venue operators list and market their properties on the CSN, it becomes more valuable to event planners and marketers sourcing venues for their events. Increased usage by event planners increases the volume of RFPs delivered to hotels and venues, thereby increasing the value we deliver to hoteliers and venue operators and causing more hotels and venues to list their properties on the network.

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Efficiency for Planners. Planners use CSN, generally at no cost, to search for venues, request price quotes and proposals from hotels and venues and compare proposals to identify the venue that best meets the specialized needs and requirements of their event. The vertical nature of CSN makes it a highly relevant and effective tool for planners in identifying an appropriate venue. CSN also provides substantial time savings benefits, as planners can quickly evaluate an extensive network of potential hotels and venues and receive rapid responses from a selected shortlist.

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Lead Sourcing for Hoteliers and Venue Operators. Hotel and venue operators list their event spaces, generally at no cost, on CSN in order to receive and respond to event proposal requests from planners. Our ability to connect hoteliers and venue operators with high quality leads makes us an essential resource for hoteliers and venue operators and has resulted in a significant volume of RFPs processed. In part due to the extensive scope of our marketplace, many hotels have integrated CSN into their core back-end IT systems.

Relationships with Meeting and Event Planners. Unlike personnel in traditional, clearly defined departments, planners can often be based within a wide range of corporate departments, such as marketing, sales, travel, human resources, training and development and operations. Professionals ranging from marketing managers to sales representatives to executive assistants are tasked with organizing and executing meetings and events. Given the periodic nature of events, in many cases event planning falls outside of the scope of their day-to-day responsibilities and these professionals dedicate only a portion of their time to event planning. Through our more than two decades supporting the events industry, we have developed a substantial, internal, proprietary database of professionals who we believe are involved in meeting and event planning activities within their organizations. Given our industry prominence and the millions of events we have powered throughout our history, we have deep domain expertise on how to maximize event success, and we create thought leadership content that we promote to our database and through digital marketing. Each year, we engage with an increasing number of industry professionals, allowing us to build new relationships and continue to grow our prominence in the industry.

Recurring Revenue Model. Our business model is highly recurring with annual or multi-year subscriptions under sum-certain contracts. Given the number of multi-year contracts, we have strong visibility into and predictability of future revenue, as well as resiliency, as evidenced by our performance during the early stages of the pandemic. Contracts for our Event Cloud solution range from one to five years in length. These contracts generally include subscription fees for licensed modules, which are based on volume commitments aligned with the registrations and events anticipated across the customer’s Total Event Program. Our Event Cloud contracts typically include overage fees for usage beyond the specified registrant and event amounts. We also sell our Hospitality Cloud solutions to hoteliers and venue operators through annual or multi-year contracts, which typically range from one to three years. These contracts typically include subscription fees for our marketing placements and licensed software modules. The predictability of future revenue allows us to more confidently invest in R&D so we stay on the forefront of technology innovation.

Investment in Product Innovation. We have a team of over 1,100 in Client Services that actively collect daily feedback and enhancement requests from our wide and varied user base. We also host an online Cvent Community where thousands of users go to ask questions, network with peers and provide suggestions and feedback on future product direction. Our team of approximately 1,100 employees working in product development operate in an agile development environment and are able to release new feature capabilities and modules on a weekly basis that we believe address the rapidly evolving needs of the industry. Additionally, we place high value on and invest significantly in information and cloud platform security. We believe that relative to our competitors, we have a faster pace of innovation, deeper dedication to security, compliance and data privacy and larger investment in next-gen technology that will further strengthen our solutions, especially for virtual and hybrid events.

Global Scale of Operations. With nearly 4,000 employees around the world, and offices in eight countries, we are positioned to both support our growing global user base and enter into new markets. By hiring regional experts, we are able to strategically expand our market presence by tapping into the characteristics of the local marketplace, which in turns helps us build stronger relationships and rapport with those customers. To further support our global scale, we also maintain extensive operations in India, with over 1,750 employees based in our Indian office as of June 30, 2021. Every department within the organization has employees in India. Our Indian operations enable us to achieve important business objectives including: (i) near-continuous research and development and customer service operations; (ii) expanded international sales and marketing reach worldwide; and (iii) development and maintenance of our proprietary databases of venues and hotels. In addition, the majority of our marketing personnel for the Asia-Pacific, Europe, Middle East and Africa regions are based in our India location. Finally, we leverage our India-based personnel to expand and maintain our massive repository of detailed and in-depth venue information, consisting of over 424 million square feet of event space across approximately 281,000 venues as of June 30, 2021. Our Indian operations enable us to benefit from the labor and infrastructure cost advantages of the region and to accomplish many critical business tasks in an efficient and cost-effective manner. We established our India operations initially for cost savings, have expanded our presence in India due to its value proposition, and we continue to invest in India for innovation.

Our Market Opportunity

Meetings and events represent one of the most effective ways for organizations to engage, educate and motivate their target audiences. This value proposition is why meetings and events are often regarded as some of the most effective and best funded marketing strategies, and why they are critical to effective internal employee engagement.

While meetings and events have always been important, the accelerated digital transformation of the events industry driven by the global COVID-19 pandemic has given rise to a new events landscape where a combination of virtual, in-person and hybrid events will proliferate in the marketplace. In this new landscape, organizations are able to reach larger audiences, engage with greater frequency and deliver differentiated experiences. Event technology will be critical to engaging with event attendees and managing all processes needed to plan, promote and execute events across a Total Event Program and to providing a single system of record for all event data.

Our platform delivers a single system of record for organizations to manage their Total Event Program, regardless of venue—in-person, virtual or hybrid—and regardless of audience—internal or external. Our platform enables customers to not only drive engagement, increase efficiency and scale their Total Event Programs, but also to integrate these solutions into their broader engagement and marketing strategy. According to Frost & Sullivan, the TAM for our platform is $29.7 billion, across our Event Cloud and Hospitality cloud solutions.

Cvent Event Cloud. According to Frost & Sullivan, the annual TAM for the Event Cloud is $25.6 billion worldwide. The TAM was calculated by first estimating the total number of organizations that our platform and products address, segmented by size of employee base and organization type, including corporate and non-corporate, based on the 2017 Statistics of U.S. Businesses and 2020 U.S. Census Data. Addressability assumptions were then applied by segment and band based on our experience in the market. An estimated annual value was then applied to each band of organizations based on survey responses related to spend on event technology. The total number of companies within each band was then multiplied by the calculated annual value for that band. The aggregate calculated value represents the current annual estimated market opportunity of $14.1 billion and $11.5 billion in the United States and Rest of World, respectively.

Cvent Hospitality Cloud. According to Frost & Sullivan, the annual TAM for the Hospitality Cloud is $4.1 billion. The TAM is calculated by first estimating the total number of hotels with meeting space, segmented by geography, market tier, and banded by total square footage of meeting space. Addressability assumptions were then applied by segment and product based on our experience in the market. An estimated annual spend was then applied to each band of hotels and venues based on survey responses related to spend on group marketing in digital channels. The total number of hotels and venues within each band was then multiplied by the calculated annual value for that band. The aggregate calculated value represents the current global annual estimated market opportunity of $4.1 billion.

Our Growth Strategy

Key elements of our growth strategy include:

Expand Our Customer Base by Adding New Marketers, Planners, Hotels and Venues. We believe that with the emergence of virtual and hybrid meetings, and the accelerated digital transformation of the events industry, organizations will host more events, with more attendees, and will have a greater need for event technology. Organizations will require a single platform capable of driving live engagement and managing all of their events, which will further increase the demand for our solutions. We believe a significant portion of organizations that have had to embrace virtual events during the pandemic have seen the promise of event digitalization and will no longer rely on homegrown tools and manual processes to manage events.

We also believe there is a significant opportunity to increase our penetration into hotels and venues. As the pandemic abates and in-person events return, group meetings business will again represent a significant component of hotel revenue. We believe that hoteliers seeking to recover their group meetings revenue will increasingly seek out technology solutions to market their venues and generate incremental business. With hoteliers and venue operators operating with reduced workforces in response to the global COVID-19 pandemic, our solution enables them to automate marketing and sales processes to drive efficiency with fewer resources.

Facilitate Upsell and Cross-Sell Activity Within Our Event Cloud Customers. Our Event Cloud consists of multiple solutions for marketing and managing enterprise meetings and events. As of June 30, 2021, 48% of our Event Cloud customers have subscriptions to more than one of our solutions. We believe there is a significant opportunity to cross-sell additional solutions such as our Attendee Hub, mobile event app, Onsite Solutions and add-on functionality within our existing base of approximately 11,000 Event Cloud customers as of June 30, 2021. As the meetings and events ecosystem shifts toward a combination of in-person, virtual and hybrid events, we believe that organizations will derive even greater value from a platform that drives engagement and enables the seamless management of their Total Event Program. We also believe that the expanded reach and effectiveness of virtual and hybrid events will drive growth in both the number of events and the number of registrants, and that these customers will expand their usage of the Event Cloud over time. As a result, we believe that our renewing Event Cloud customers are likely to increase their overall contract value through both larger Total Event Programs and the adoption of additional solutions. Additionally, we believe that we can cross-sell new subscriptions or additional functionality to the over 70,000 planners that have access to the CSN free of charge, some of whom also have paid subscriptions to our other Event Cloud solutions.

Facilitate Upsell and Cross-Sell Activity Within Our Hospitality Cloud Customers. Our Hospitality Cloud solution not only connects hotels and venues with tens of thousands of planners, but also provides a suite of products to market their venues and manage sales and operations of their group business. We continue to expand our inventory of marketing placements and add specialized tiers for hotels and venues to purchase. As we add these new capabilities, we believe that hoteliers and venue operators will leverage our marketplace offerings to reach buyers at scale and expand the use of our platform to manage the marketing, sales and operations of their group meetings business more efficiently and profitably.

Expand Our Marketing Lead Generation and Direct Salesforce. We intend to continue investing in sales and marketing to expand our direct salesforce and increase our reach in the marketplace. We believe these investments will drive leads, expand our sales coverage and improve the efficiency and efficacy of our sales efforts. We are also investing in our partnerships, where we have strategic relationships with industry groups, technology providers and event and travel management companies. We will continue to develop other strategic relationships that both complement our existing sales reach and enhance the value proposition we provide to our customers.

Expand Our International Footprint. We believe there is significant opportunity to expand globally and increase our non-North American revenue, which accounted for 13.5% and 12.0%, respectively, of total revenue for the six months ended June 30, 2021 and 2020, respectively. In our experience, the adoption rate of technology outside North America has typically lagged North American adoption. For example, with respect to the Hospitality Cloud, while our non-North American hotel and venue listings represent approximately 62% of the total venues in CSN, only a small percentage of our RFPs are sent to these international hotels and venues. If the volume of international meeting RFPs on the CSN increases, we expect our international revenue to expand. We opened our first European sales office in London in May 2013 to support our international expansion, and we now have sales offices in eight countries across North America, Europe, APAC and the Middle East.

Extend Our Product Leadership and Introduce Additional Solutions to Our Platform. We have invested significantly in research and development to build and improve our platform over time. The strength of our platform and solutions has helped to solidify our position as a leading cloud-based platform for enterprise event marketing and management and hospitality solutions. We have added additional products and features over time and regularly implement updates and improvements to our platform in order to improve our competitive position relative to competitors, meet the needs of our customers and to improve the event experience for all stakeholders in the event ecosystem. We also intend to opportunistically acquire companies that we believe have solutions that extend the capabilities of our platform and can readily be put through our existing sales and marketing distribution channel.

Our Platform

We offer a software-as-a-service platform focused on the event and hospitality industry. Our platform is comprised of two parts: the Event Cloud and the Hospitality Cloud. Our platform drives live engagement across the Total Event Program for corporations of all sizes, as well as for associations, universities, non-profits, governmental entities and others. Additionally, our platform enables marketers and event planners to organize all types of events that comprise a Total Event Program, whether virtual, in-person or hybrid, with solutions for the entire lifecycle of each individual event. Our platform also provides a comprehensive marketplace that connects planners with hotels and venues.

Event Cloud

The Event Cloud is a portfolio of event marketing and management solutions that enables marketers and planners to maximize engagement and ROI from their virtual, in-person or hybrid events, while automating and simplifying the management of each stage of the event lifecycle. Our solutions can be deployed independently or together as a cohesive and fully integrated platform.

For marketers, we offer a single platform to maximize live engagement across the event channel, with powerful tools to reach, engage and convert their virtual, in-person and hybrid attendees into customer leads and sales. Our platform provides marketers with a robust set of automated and personalized audience generation tools to help them attract more virtual and in-person audiences to their events. Before, during, and after the event experience, our platform offers engagement features that allow marketers to capture attendee interest across numerous individual engagement points. Our platform captures deep signals of expressed interest throughout the entire event lifecycle. Firmographic, demographic, and interest data is gathered during the registration process before an event, and session registration, attendance, poll and live Q&A responses, chat, one-on-one appointments, and booth visits are gathered during the event. After an event concludes, event content can be promoted and viewed on-demand and survey results can be compiled on attendee feedback, interests, and preferences. Our platform scores, consolidates and shares attendee engagement data through integrations with CRM and marketing automation tools to help marketers enhance buyer profiles, obtain a clearer picture of attendee interest, and follow up more quickly and accurately with attendees, bolstering sales pipeline and aiding in client retention.

Internal events offer a critical opportunity for human resources, training professionals and executive leadership to inspire and engage their employees. As a result of the global COVID-19 pandemic, organizations have a more distributed workforce, and we expect that trend to continue in the post-pandemic world. Organizations will be relying on companywide meetings, sales kickoffs, town halls and trainings more than ever in order to engage and retain employees who will now have fewer daily in-person interactions. We expect that internal meetings that remain virtual will be enhanced from non-specialized video chat software to something more branded, stylized, engaging and interactive, or organizations will solve the distributed workforce dilemma by opting to hold more in-person events. In either scenario, we believe there is an increased need for our Event Cloud solutions, which we believe offer increased attendee engagement and branded experience.

Whether for external events or internal meetings, we offer event and meeting organizers technology and services to help organizations execute and scale their event programs in a more cost- and resource-effective manner. In planning an event, our software helps planners manage the hundreds of manual, often repetitive, tasks that need to work in concert for a successful event, including event approvals and budgeting, venue sourcing and management, event marketing, attendee management and speaker, exhibitor management and video content creation.

During an event, our solutions enable planners to deliver elevated in-person and exhibitor experiences, including onsite check-in, badging, attendance tracking, appointments, mobile event apps and lead capture.

For virtual audiences, we enable planners to deliver an integrated, interactive virtual event experience that allows online audiences to connect with content, other attendees, exhibitors and sponsors. After events, our platform offers analytics and insights that allow planners to measure the impact of their events and improve future events. For many organizations, a Total Event Program may consist of hundreds or even thousands of meetings annually. Our Event Cloud provides the full picture of attendee interest, assembled from engagement interactions across all events, irrespective of format, with a single system of record utilizing standardized processes to manage each stage in the event lifecycle.

Event Marketing and Management Solutions

Our platform offers management of the end-to-end event lifecycle:

Planning

Strategic Meetings Management

We offer our Strategic Meetings Management, or SMM, solution for customers with large, complex event programs. Our SMM solution is intended to help organizations manage their internal and external meetings program more efficiently, control spend and capture previously untracked meeting expenditures.

Our SMM solution enables organizations to centrally collect meeting requests, route and track approvals, and manage budgets, housing and travel and reporting in a single system, consolidating all elements associated with their event and travel programs. This information is critical to providing planners and procurement teams with better visibility into and control of event spend. Centralizing meeting, event and attendee data also allows enterprises to lower the risk of the in-person portions of their programs. By providing rapid access to critical event program data, organizations can more quickly respond to unforeseen disruptions and safeguard their attendees, employees and revenue.

Venue Sourcing

We offer multiple venue sourcing networks that allow planners to find the right event space.

The largest of our networks is CSN, which is a comprehensive and searchable global marketplace connecting planners to approximately 281,000 hotels. Planners can access CSN generally at no cost and can quickly search for venues based on meeting space-specific search criteria, including health, safety and floorplan information. Planners can send a single electronic RFP to multiple properties at once and receive standardized proposals in return, vastly simplifying the sourcing process and providing visibility into total meeting and event spend in order to negotiate the most competitive rates.

We believe that CSN is the world’s largest network dedicated to hotels and venues that host meetings and events. The total unique RFP meeting value submitted through our sourcing networks in 2020 and 2019 was $8.8 billion and $18.1 billion, respectively. As of June 30, 2021, the total unique RFP meeting value submitted through our sourcing networks is approximately $4.4 billion. We believe the decrease in RFP value sourced in 2020 was a direct result of the global COVID-19 pandemic, as the value of RFPs sent through our networks has increased year- over-year every other year in our history.

Venue Diagramming

Venue Diagramming is a collaborative venue diagramming and seating solution, providing planners with three-dimensional venue diagrams and interactive floor plans to design event layouts that optimize attendee health, safety and networking. Planners can also use our solution prior to the event and during the registration process to easily manage attendee seating to help execute a smooth and successful onsite event experience.

Speaker Management

Our Speaker Management solution offers advanced content management capabilities that help marketers and planners source, review, select and manage the right content and speakers for their events. Marketers solicit submissions via web and email, customize a review process, accept or reject submissions and publish accepted content to an agenda, website, virtual experience and mobile event app.

Promotion

Event Marketing

Our Event Marketing solution provides event organizers with tools to plan and promote their events, attract prospective audiences and increase event attendance at their virtual, in-person and hybrid events. We offer promotion tools that allow marketers and planners to execute targeted and personalized email campaigns that engage the right audience, boost response rates and drive attendees to virtual, in-person and hybrid events. Our solution includes automated invites, reminders, and confirmations to drive both increased registration and attendance rates. Our solution also includes extensive creative controls to design seamlessly branded email campaigns, widgets and other digital assets.

Exhibitor Management

Our Exhibitor Management solution helps sponsors and exhibitors promote their presence and connect with attendees at hybrid, virtual and in-person events, while also enabling planners to coordinate and manage sponsors and exhibitors at their events. Our solutions allow event organizers to create tasks and automate emails to drive behavior that will increase an exhibitor’s value at their event. Through a self-serve portal, exhibitors can register their booth staff, manage their organization’s profile and add product videos, sales collateral and content. Using our solution, exhibitors can purchase Lead Capture licenses for booth staff and request meetings with qualified buyers using Appointments. Our solution provides real-time reporting on leads gathered during and after the event, which exhibitors can export into their CRM and Marketing Automation system for post-event activation.

Registration

Our Event Registration solution enables customers to easily build professional, branded event websites that convert visitors into registrants. An intuitive, drag and drop interface allows individuals to develop robust event websites without requiring HTML expertise or IT involvement. Event websites built with our solutions are fully responsive, enabling invitees to register easily from any device.

Our newly redesigned online Event Registration solution allows for a high degree of customization over the registration workflow, allowing for a differentiated experience for each distinct attendee type, including customers, prospects, partners, VIPs, members, non-members, exhibitors and students. Event organizers can configure the registration experience to include pre-populated contact information fields, pre- and post-event survey questions, a group registration option, session selection, housing and travel requests or bookings and event registration fee payment processing.

Below is an example created by Cvent of a customer event registration page.

Day of Event

Virtual and Hybrid Experience

Attendee Hub

Attendee Hub, our virtual and hybrid solution, allows marketers and planners to deliver interactive and engaging virtual and hybrid event experiences. Our Attendee Hub solution enables organizations to deliver compelling online event experiences in a virtual-only use-case, or use the same technology to create hybrid events that extend in-person events to a global, online audience. Our solution enables organizations to showcase a consistent, fully branded experience and create and broadcast compelling video content from the invitation to the event website, and into the virtual experience itself.

By harnessing the most rewarding aspects of face-to-face gatherings and reproducing them for online audiences, the Attendee Hub delivers what we believe is constant engagement for attendees, exhibitors and sponsors. These capabilities include:

•	A branded “virtual event lobby” that provides easy access to key event details, live and upcoming sessions and surveys;

•	Immersive and interactive virtual sessions with enterprise-grade live or pre-recorded video, including on-demand offerings;

•

A video production solution to help event professionals easily capture and produce broadcast-quality video content, whether live or pre-recorded, for online audiences, which permit event planners to easily capture and produce great-looking video content for more engaging webinars, and virtual events;

•	Video conferencing capabilities to support collaborative sessions, virtual appointments and virtual meeting rooms;

•	Powerful interactivity features including polling, live session Q&A, and chat;

•	Gamification to encourage attendees to stay engaged by awarding them points for taking actions, such as joining a session, submitting feedback or visiting a virtual booth;

•	Virtual roundtable discussions that connect attendees and enable them to network with one another; and

•	Collected real-time feedback via session surveys.

The Attendee Hub addresses a significant limitation in the virtual event space by offering powerful brand awareness and lead generation tools to exhibitors and sponsors who are often key sources of event revenue. The tools include virtual booths with embedded video conferencing to allow exhibitors to share relevant company and product information (allowing an attendee to self-schedule virtual meetings with exhibitors and instantly share their contact information), lead generation functionality and the ability to sponsor sessions.

The Attendee Hub also captures and stores virtual event and attendee data in a single location, allowing marketers and planners to analyze the extensive volume of data that comes from virtual engagement to better understand attendee interests. Our solution features powerful web analytics, survey capabilities and engagement scoring that provides sales and marketing teams a single, simple and actionable view of attendee activity.

We also offer virtual event services to help organizations project manage the setup and configuration of their virtual event, provide production and video editing services to deliver dynamic and professional-grade content and provide webcast and speaker support to ensure virtual speakers are prepared and supported. Below is a reproduction of our Attendee Hub solution from the attendee perspective.

Onsite Solutions

OnArrival, the core of our Onsite Solutions offering, includes check-in and badging that allow organizations to quickly check-in attendees, individually or as groups, collect signatures and process outstanding payments. We offer both planner-administered check-in and kiosk-based self-check-in processes, including the option for fully contactless check-in and badge printing to meet increased attendee expectations for health and safety.

We offer tools that allow onsite staff to quickly and easily check attendees in to sessions by scanning badges in order to capture attendance, monitor room capacity, control or limit access and track continuing education credits. This same attendance data is fed into our reporting system, allowing marketers and planners to digitize the physical footprint of an in-person attendee and to gain valuable insights into event and attendee-level content preferences.

For larger or more complex events, we offer OnArrival 360, a service providing end-to-end onsite project management support to ensure event success. Through this service, specialists assist onsite staff with badges, floor plan set up for attendee check-in, setup and configuration of onsite check-in hardware, and oversight of the organizer’s onsite registration staff.

Mobile Event App

Our solution enables event organizer to offer a native event app to all attendees, which can be accessed via the Apple App Store, Google Play Store or the web. From the mobile event app, attendees are able to access the agenda and speaker roster, manage their personal schedule, watch streamed content, engage through polls and questions, network with others via chat and appointments, and engage with sponsors and exhibitors, among other activities. Additionally, the app can be leveraged for in-person, virtual or hybrid events. In a hybrid event experience, in-person attendees leveraging the app onsite would enjoy the same features and capabilities that a virtual attendee would experience from a desktop environment.

Appointments

Our Appointments solution facilitates meetings between attendees, employees, sponsors, and exhibitors, allowing them to make more connections, effectively network and foster deeper relationships. Planners can set rules and parameters around who can meet with whom, when, and where. Appointments also has a powerful recommendation engine that leverages attendee profile data to surface like-minded attendees to help make finding new connections seamless. Our solution integrates directly with attendees’ calendar clients such as Microsoft Outlook or Gmail to ensure calendars are always in sync and up-to-date.

Lead Capture

Our Lead Capture solution provides organizations with a single lead retrieval tool across all of their events, including those they host and those they attend. Our solution enables organizations to significantly increase event-related lead volume and conversion through standardization, more widespread staff adoption and improved qualification as compared to manual or disparate solutions. For events an organization hosts, Lead Capture allows exhibitors and sponsors to quickly and easily capture, qualify and rate leads for fast follow up and increased ROI, making those partners more likely renew their investment in future events. For events an organization attends, the same solution used across events and tradeshows enables faster and consistent collection of leads, and timelier and more informed sales follow-up.

Post-Event

Lead Conversion

Our Lead Conversion capabilities calculate an engagement score for each attendee that tracks all engagement points throughout the event lifecycle, providing event marketers with one ranked set of attendees across both virtual and in-person channels. Sales and marketing teams can leverage the attendee engagement scores to quickly assess interest, send targeted follow-up and prioritize leads. Our solution features integrations with CRM and marketing automation platforms to seamlessly share event and attendee data to recommend the optimal actions. Our solution includes native integrations with Salesforce, Marketo, Oracle Eloqua, HubSpot, and Microsoft Dynamics, and is also capable of connecting to any web-based program through APIs and webhooks. Our solution’s Salesforce integration is different from our competitors’ offerings in that it empowers sales teams to drive event attendance by inviting or registering their customers and prospects directly from within Salesforce, mitigating the need for marketing teams to interface with sales to coordinate invite lists, promotions, and discounts.

Event Insights

Our Event Insights solution captures and analyzes event and engagement data across virtual, in-person and hybrid events, enabling organizations to assess success and follow up on attendee interests quickly and effectively. Our platform includes more than 100 built-in reports that offer marketers and planners deep insight into the performance of their individual events. These insights enable planners to continually improve performance and provide marketing and sales teams a clear, complete picture of attendee interest. Our solution enables organizations to collect feedback on attendee and exhibitor satisfaction with tools for registration surveys, session polling, live Q&A, live chat and post-event surveys. In addition to delivering actionable insights from a single event, our solution provides organizations with a single source of data across their entire Total Event Program. Cross-event reporting and analytics compare results by region, business purpose, seasonality, venue type and other metrics, in order to provide insight into which events are most effective in meeting event goals.

Hospitality Cloud

Our Hospitality Cloud provides hotels, venues and destinations, which we refer to collectively as Suppliers, with robust online marketing solutions for marketing their events business to planners and software solutions that automate the events sales cycle and improving collaboration with planners to design and manage events.

Hospitality Cloud Online Marketing Solutions

Our platform enables Suppliers to advertise and market on our venue sourcing networks to reach and engage tens of thousands of meeting and event planners who are researching destinations and venues for their in-person and hybrid events. Our venue sourcing networks include CSN, Cvent SpeedRFP and Cvent Wedding Spot.

CSN Advertising

CSN, the largest of our venue sourcing platforms, allows planners to filter, search and research a database of approximately 281,000 individual hotel and venue profiles to determine which venues to send an event RFP. CSN features comprehensive venue coverage and content, strong search functionality, side-by-side venue comparison tools and RFP management capabilities. With over 80,000 active planners that have access, we believe CSN aggregates the largest planner audience looking for meeting venues with billions of dollars in meeting and event demand.

Our large planner audience makes CSN a compelling “point of purchase” marketing channel for Suppliers, who can engage planners to drive awareness, consideration and selection of their venues for meetings and events. Hotel properties, chains and brands, as well as venues and destinations, purchase search advertising, display advertising, custom-branded microsites and other marketing opportunities to increase their visibility on CSN and influence planner venue selection.

Cvent SpeedRFP Advertising

Our SpeedRFP.com venue sourcing network helps event professionals and occasional planners to source venues for business and social events. We enable hotels and other Suppliers to advertise and market to these event buyers on SpeedRFP.com.

Cvent Wedding Spot Advertising

Our Wedding-Spot.com website allows couples and wedding planners to source venues for weddings. Hotels and other event venues advertise and market to these couples and planners on our website in order to grow their wedding business.

Whitelabel

Suppliers also market to event organizers via their own websites by using our Whitelabel Sourcing Solutions. These solutions include Whitelabel Search and RFP and Interactive Floorplans.

Whitelabel Search and RFP

Our Whitelabel Search and RFP solutions enable hotels and venues to provide the same sourcing experience as our venue sourcing networks on their own websites. These Whitelabel Search and RFP solutions can power websites of the largest corporate hotel brands as well as websites run by individual hotels. By participating on our venue sourcing networks and using Whitelabel Search and RFP products, our platform enables hotels and venues to aggregate and respond to RFPs received via our venue sourcing network and their own website.

Interactive Floorplans

Our Interactive Floorplans solution enables a venue to present interactive floorplans on their own website that provides planners visibility into details of event space, including how meetings rooms are connected, room capacity, and available layouts.

Hospitality Cloud Software Solutions

Our Hospitality Cloud also offers hotels, destinations and venues software solutions to automate and improve how they sell and execute events.

Cvent Lead Scoring

Our Cvent Lead Scoring solution enables hotel sales staff to evaluate and prioritize event RFPs. With our solution, hotel sales management can make smart decisions about the attractiveness of a potential event and the appropriate level of investment to compete for that business.

CSN Business Intelligence

Our CSN Business Intelligence solution enables hotel sales teams to better understand their metrics and performance against internal benchmarks, goals and competing venues. Our solution can help management assess the performance of a given property or portfolio of properties by providing a view of how competitive properties or venues are performing in attracting and responding to RFPs and winning business in the same general event business climate.

Cvent Event Diagramming

Our Cvent Event Diagramming solution enables hotels to offer three-dimensional digital site tours and work collaboratively online with planners using diagramming tools to experiment with room layouts, and ensure desired seating arrangements and required safety protocols are taken into account. Our solution allows Suppliers to virtually show how its space can accommodate the particular needs of the planner for that event and enables Suppliers and planners to work together to make adjustments and optimize the space.

Cvent Passkey

Our Cvent Passkey solution allows hotels and planners to work in concert to manage guest room reservations and room blocks for events. Our solution offers greater efficiency, better personal data security and management, real-time updates of room block data in hotel systems, enhanced online room booking experiences for hotel guests and opportunities for the hotel to sell additional amenities to guests online during room selection. While the solution is primarily used by hoteliers, we also directly offer Cvent Passkey to event organizers that are either managing city-wide events that require complex room block management across multiple hotels or looking to offer a more seamless and autonomous process for their attendees to book rooms against the contracted room block.

Cvent Business Transient

Our Cvent Business Transient solution enables Suppliers to manage and respond to the transient RFPs corporate travel buyers issue through the platform. Our solution includes business intelligence tools to help hotels determine which RFPs to pursue and how to optimize their bid, as well as rate and content management tools to manage their participation in corporate hotel programs. While this solution is primarily used by hoteliers, we also offer Cvent Business Transient to corporate travel managers to source, negotiate, benchmark and audit corporate hotel rates with preferred hotel partners to better manage and optimize their corporate travel programs.

The Network Effect

We believe one of our differentiators in the marketplace is our ability to not only drive live engagement and be a system of record for an organization’s Total Event Program as outlined above, but also to power an entire meetings and events ecosystem through our sourcing networks. Market-leading enterprise software platforms that drive standardized processes have proven to be very “sticky” because organizations learn how to routinely automate complex processes that were previously chaotic to manage. However, networks that compound in value as more participants are added to the network, have proven to be even stickier. The consistent growth of CSN for sourcing event space sets us apart in the industry, and we believe the expected growth in RFP volume, planners sourcing on the network and the numbers of venues on CSN itself post-COVID-19 pandemic, will only continue to drive adoption of the Cvent platform and our sourcing networks within the meetings and events world.

Sales and Marketing

We sell our platform primarily through direct sales, which comprises field sales representatives and inside sales personnel, organized by customer account size (enterprise and mid-market organizations) and customer geography across North America, Europe and APAC.

Sales Team Model

We sell our platform globally through a direct sales model, which is comprised of field and inside sales personnel. In the Event Cloud, we have dedicated teams that focus on different segments of the market: Enterprise, Mid-Market Corporate, Mid-Market Government, Association, Non-Profit, Education, or GANE, and Third-Party Partners. Within each team, there are four tiers that guide our representatives’ seniority, size of territory, and annual quota. In the Hospitality Cloud, we have the following distinct teams: Strategic Accounts, Territory and Unique Venues. The sales model for both Event Cloud and Hospitality Cloud is the same. Direct Sales Representatives, or DSRs, serve as hunters and bring in new business. Sales Development Representatives, or SDRs, work alongside the DSRs and set appointments for qualified buyers. We also have a team of Solutions Consultants that assist both the DSRs and account managers in sharing more technical aspects of our platform with buyers. After new business is closed, it is passed over to Account Managers, or AMs, who serve as farmers and are responsible for renewal, account retention and upselling and cross-selling additional volume and solutions. We believe we still have massive remaining wallet share to capture within our installed base of customers. Our sales team is dispersed across North America, with the majority located in the Washington, DC area and additional sales teams in the United Kingdom, Singapore, and the United Arab Emirates. In addition, we employ sales personnel in Australia, Spain, the Netherlands and Germany. Our sales team predominantly generates business through inbound leads generated by our marketing team, complemented by proactive outbound efforts into top accounts. We are rigorous regarding tracking our sales activity and our sales process with both prospects and clients. Every step of the sales process is accounted for within our accounts and opportunities in our CRM and configure, price and quote applications.

Our Marketing Approach

We have been continually evolving our approach to marketing for more than two decades, with a focus on building brand awareness and generating high quality sales leads. We combine our rigorous grassroots marketing approach built on a finely-tuned event and email marketing program with a strong digital marketing program built around thought leadership and content distribution to maximize engagement and interest in our solutions. In addition to these foundational elements of our marketing approach, our program includes:

•	sponsoring and participating in user conferences, trade shows and industry events;

•	customer advocacy marketing;

•	public relations efforts; and

•	social media marketing.

We host our marquee event technology conference, Cvent CONNECT, each year in the United States and in Europe. With thousands of attendees, compelling keynote speakers from across the industry, numerous networking sessions, and an industry tradeshow, we believe these events set the agenda in the event technology space. Cvent CONNECT helps us excite prospects, deepen relationships with customers and grow the Cvent brand. Starting in 2021, we began hosting our Cvent CONNECT conferences as hybrid events, and our Cvent CONNECT program will continue to play a critical role in our sales and marketing efforts.

Our inbound/outbound marketing approach scales globally and is designed to engage our audience, share customer best practices, build increasing interest in our solutions, and ultimately create a marketing qualified lead that is then sent to our sales teams for qualification. We track and measure our marketing costs and results closely across all channels in order to maximize our efforts and build our sales pipeline.

Partnerships and Industry Associations

Our go-to-market objectives include building our brand by expanding the Cvent ecosystem through a network of partnerships and driving growth through channel partners. We have established partnerships across three primary areas:

Meetings, Travel, Conference and Event Management Companies

We have established partnerships with the largest event, meeting and travel management companies, including American Express Business Travel, BCD Meetings & Events, HelmsBriscoe, ConferenceDirect and Maritz Travel. Additionally, we signed a strategic partnership with Encore, a global leader for white-glove event production services. These organizations use us as part of their services to their customers, including event management, sourcing, housing and virtual solutions, and have long-term agreements with us to promote our solutions to their customers. We also have approximately 1,400 smaller agencies and management companies globally that use and promote us as their primary event marketing and management, and sourcing solution, such as Balboa Travel, Meetings & Incentives and AdTrav Travel Management. These partnerships help expand our footprint globally to reach more customers and expand the utilization of our technology.

Technology Providers

We have built partnerships with leading industry technology providers such as Salesforce, Concur, American Express and MasterCard that complement, enhance, and extend our solutions. These partnerships include joint integrations and referral agreements. These strategic relationships help our customers maximize the value from their meeting and event programs through a seamless integration with our platform.

Leading Industry Associations

We also partner with many leading associations in both the meetings and hospitality industries, including Meeting Professionals International, Global Business Travel Association and American Marketing Association. We work with these influential industry organizations by providing them access to our technology, including complimentary training and certification to their members, in exchange for co-marketing benefits to our target buyers. These marketing benefits include attending and speaking at their industry events, distributing our content to their member base and hosting thought leadership sessions for their members. Since these industry partners and their smaller chapters are our customers, we believe that aligning ourselves with these organizations gives us strong market and brand credibility in addition to showcasing our solutions to a potential audience of tens of thousands of event, meeting and travel professionals.

Our Technology

We deliver our solutions using an internally developed cloud-based software-as-a-service model. Our cloud- based delivery model limits involvement from our clients’ technical teams and reduces implementation time and costs. We have developed a multi-tenant architecture and a secure, scalable and highly available technology platform that provides a high degree of flexibility to allow each customer to configure the business process workflow, branding and user interface to best meet their needs.

The architecture, design, deployment and management of our cloud-based platform are focused on the following:

Multi-Tenant Architecture. Our multi-tenant architecture enables all customers to be on the same version of our solutions. When we improve existing functionality, all customers receive the benefit of the new version at the same time.

Secure, Scalable and Highly Available Cloud Technology Platform. Our customers often rely on our solutions for their most important and largest meetings and events whether virtual, in-person, or both. To meet their demanding expectations, we designed an enterprise-grade, cloud-based technology platform that is secure, scalable and highly available. We regularly review the key facets of our platform and make improvements and enhancements to keep pace with growth, technology evolution and the evolving needs of our customers.

Scalability. We designed our software and systems to handle substantial growth in users and data without requiring significant re-engineering. For example, our event marketing and management solutions processed over three times as many registrations in 2020 as compared to 2013.

Security. Our security program is designed to strengthen the trust of our customers, employees and investors. A compliance mindset underpins our technology foundation, and we believe we are a leader in the meetings and events industry in terms of certifications. We maintain compliance with Payment Card Industry Data Security Standard (“PCI DSS”), and certifications with the International Information Security Standard (“ISO”) 27001, the Service Organization Control (“SOC”) 1 and SOC 2. Furthermore, our security program continually invests in training its engineers on secure coding practices. In addition, regular penetration tests are conducted to identify and remediate any potential vulnerabilities along with a bounty program to identify areas for further improvements.

Availability and Redundancy. We have two hosting regions architected to offer scaling, redundancy and disaster/recovery as a part of our standard offering. In 2020, we achieved an uptime of greater than 99.9% across all regions and products. North America is the largest region with 74% operating on a single cloud-service platform, and the remainder in our colocation facilities in Ashburn, Virginia and Portland, Oregon. Europe is hosted 100% from a cloud-service platform in Ireland and Germany. We maintain 24 hours per day, seven days per week, operations with automated instrumentation and alerting, and a global workforce to accommodate any potential business continuity concerns.

Data Privacy. The changing regulatory environment regarding protecting the personal data of our customers and their event stakeholders is increasingly becoming a key focus point for our business. Our platform includes features and options designed to support compliance with the GDPR, the CCPA and other United States and international privacy laws, and provides options and features to enable customers to make privacy and compliance choices that align with their needs and relevant legal requirements. For example, our platform enables customers to implement tailored notice, opt-out and consent language and customize registration forms to help customers remain compliant with applicable privacy laws. Additionally, our platform has built-in solutions to facilitate compliance with data subject requests. These solutions allow us to obtain and maintain certifications with the ISO 27701 and the APEC Cross-Border Privacy Rules and Privacy Recognition for Processors.

Customers

Our Event Cloud Customers

Meetings and events are prevalent in organizations of almost every size, industry vertical and geography. Our Event Cloud customers include corporations of all sizes, associations, universities, non-profits, governmental entities and others, along with third-party planners. External events represent opportunities for enterprises to directly engage with their most important external audiences – i.e., for corporations, their prospects and customers; for associations, their members and exhibitors; for non-profits, their donors and sponsors and for universities, their students and alumni. From an employee engagement perspective, internal events provide a critical opportunity for HR, training professionals, and executive leadership to teach, inspire and motivate their employees.

As of June 30, 2021, we had approximately 11,000 Event Cloud customers, including 50% of the Fortune 500. In the Event Cloud, we define a customer as a party who has entered into an active separate subscription contract with us. The majority of customers represent individual organizations. In certain cases, business units of a customer that have entered into separate subscription agreements with us are considered separate customers.

We also have over 80,000 active user meeting and event organizers with access to CSN, some of which also have a paid subscription to our other solutions. We consider a user to be active if such user accessed their account within 12 months preceding the date of measurement.

Our customers come from a wide variety of vertical markets in the corporate sector including consumer products, financial services, healthcare, insurance, pharmaceutical, retail, technology, telecommunications, travel and leisure. We also have customers across the GANE sector. In each of the three months ended June 30, 2021 and 2020, no Event Cloud customer represented 1.2% or more of our revenue for that year. A representative list of customers is set forth below:

Technology	Financial Services	Life Sciences
Cisco Okta Pendo TeraData Zoom	Lincoln Financial Group Mastercard Metlife MorningStar World Bank	BioHorizons Bristol-Myers Squibb Mednet PENTAX Medical Sonova USA, Inc.

CPG & Manufacturing	Professional Services	Education
Deere & Co. Olympus The Coca Cola Company TruGreen W.L.Gore	Cengage Learning Deloitte & Touche InXpress KPMG ServiceMaster Company	Duke University Georgetown University Penn State University Univ. of Southern California Yale University Central IT Department

Association	Non-Profit	Government
American Association of Community Colleges American Diabetes Association Association of American Medical Colleges California Teachers Association National Education Association	Anti-Defamation League Children’s Defense Fund NAACP The National Geographic Society YMCA of the U.S.A.	California Public Employees Retirement System Federal Deposit Insurance Corporation (FDIC) NASA Research & Education Support Services National Institute of Health U.S. Dept. Of State

Our Hospitality Cloud Customers

As of June 30, 2021, more than 12,000 hotels, venues and destinations purchased products from our Hospitality Cloud through annual or multi-year contracts. In the Hospitality Cloud, we define a customer as an entity with an active account with us, where the customer pays for the account or the account is paid for by the customer’s parent company. For example, a corporate brand’s individual hotel properties whose accounts are paid for by that property’s corporate brand would be considered separate customers.

In each of the three months ended June 30, 2021 and 2020, no Hospitality Cloud customer represented more than approximately 1% of our revenue for that year. A representative list of our customers follows below:

Hotels	Convention & Visitor Bureaus
Accor Best Western Hotels & Resorts Marriott International Radisson Hotel Group Taj Hotels, Palaces & Resorts	Visit Dallas Visit Anaheim New Orleans & Company Department of Culture and Tourism Abu Dhabi Hong Kong Tourism Board

In addition to the paid relationships with hotels, venues and destinations, we have direct integrations with the back-end sales and catering and IT systems of over 39,000 individual hotel properties, including many major hotel chains and brands.

Competition

We operate in an intensely competitive market that is characterized by constant change and innovation. Our biggest competitor is existing manual, paper and spreadsheet-based systems organizations utilize by themselves in a fragmented manner. We believe the digitization of the industry and the need for driving and capturing engagement to understand attendee interests provides the greatest opportunity to grow our business. Other competition arises from:

•

small and large event technology providers that compete with one or some of the components of our platform, such as event marketing, consumer ticketing, registration management, onsite solutions, mobile event apps and venue sourcing and booking;

•	providers that exclusively offer point solutions for hosting events;

•	in-house developed solutions that are difficult to maintain and do not integrate into marketing automation or CRM systems;

•	meeting and event management firms that offer their own custom-built event technology or leverage other commercial tools to run events for organizations of all sizes;

•	venue searches and bookings processed by phone or email, and budget and expense through spreadsheets;

•	online group sourcing and booking solutions, including group buying websites, consolidators and wholesalers of meeting products and services, and search websites; and

•	hotel and venue direct websites and their call centers that provide direct sourcing and booking solutions.

We believe the principal competitive factors in our market include the following:

•	breadth and depth of feature set;

•	pricing;

•	user experience;

•	financial viability;

•	industry expertise;

•	proven customer references;

•	global client support and implementation services;

•	scalability and security;

•	privacy and industry-specific compliance with regulations;

•	integration into other enterprise software solutions; and

•	terms and commissions for direct booking.

We believe that we generally compete favorably with our competitors because of the comprehensive platform we have built specifically for marketers and planners (our Event Cloud) and hoteliers and venues (our Hospitality Cloud). Our cloud-based platform provides both broad and deep capabilities enabling organizations to use one overall solution instead of relying on multiple point products that may not integrate well together.

Client Services

We believe that our award-winning client services solidify our reputation as an industry leader. Our client services are essential to onboarding new customers and a primary reason customers renew their contracts. With staff and infrastructure already established in several countries and offering a mix of service levels and premium services offerings, our Client Services function is well positioned to provide scalable and global customer services for in-person, virtual and hybrid events.

Our global Client Services organization is comprised of four groups—Customer Support, Client Success, Professional Services and Customer Training—that together help ensure our customers derive maximum value from their use of our solutions. As of June 30, 2021, we had over 1,100 employees in our Client Services organization working from locations in the United States, Canada, UK, Australia and India.

Our Customer Support organization supports in-person, virtual and hybrid events, is available to our event, mobile and conference management subscription customers 24 hours per day, 7 days per week and can be contacted via telephone, online chat and web form during the subscription period. Our Client Success teams work closely with our clients to ensure successful onboarding and help drive maximum platform adoption. Our Professional Services teams provide paid support for clients across a number of areas critical to successful events including advanced production for virtual events, web site creation, graphic design, mobile application creation, implementation services and onsite support for in-person and hybrid events. Our Customer Training team designs and facilitates online and in-person training sessions to help with platform adoption.

As a complement to our people-based services, we have created an online community available to all of our customers, called the Cvent Community. The primary function of the Cvent Community is to provide an online ecosystem for our customers to discuss best practices for using our platform, ask questions and share ideas with other customers and our support team. The Cvent Community includes a multitude of industry trainings to assist in educating our customer base. Additionally, by actively supporting and soliciting input from customers using the Cvent Community, we believe we have created a valuable feedback loop through which our application development teams gain insights about potential new features and functions that guide our future development efforts. In addition, through our established customer advisory boards, our customers can gain deeper insight into our application roadmap. We further actively support the sharing of best practices and information across our community by providing collaboration and communication tools such as a shared library of development tools and templates, discussion forums and blogs written by our application and customer service experts. With all of the Community’s resources and conversations focused on a single version of our software, any enhancements developed can benefit the entire community.

Research and Product Development

Our Research and Development effort is focused both on developing new software and on improving our existing products to transform the meetings and events industry and deliver live engagement. Our product development team closely monitors market needs and works closely with customers to identify their current and future requirements. The release of Attendee Hub, which was built and launched in five months, has since become the fastest-growing product in our history by sales. As of June 30, 2021, 1,061 employees work on our research and development team, which represents 27% of our employee base.

We believe that constant innovation and timely development of new features and products is essential to meeting the needs of our customers and improving our competitive position through platform expansion and differentiation. We supplement our own research and development effort with technologies and products that we license from third parties. We test our products thoroughly to certify and ensure interoperability with third-party hardware and software products. Our U.S. and India personnel develop our products on a nearly continual basis all year long.

For the six months ended June 30, 2021 and 2020, respectively, our research and development expenses totaled $46.3 million and $48.0 million, representing 19.3% and 18.1% of Cvent’s gross revenue for the same periods. We plan to continue to significantly invest resources for our research and development efforts, especially to accelerate our event marketing and management solutions for virtual and hybrid events.

Intellectual Property

Our ability to obtain, maintain, protect, defend and enforce our intellectual property, including our technology, is and will be an important factor in the success and continued growth of our business. We primarily protect our intellectual property through trade secrets, patents, copyrights, trademarks and contractual restrictions. However, these legal and contractual protections may provide only limited protection. Some of our technology relies upon third-party licensed intellectual property incorporated into our software solutions. We are not materially dependent upon these third-party providers.

As of June 30, 2021, we owned 39 registered U.S. trademarks, 10 pending U.S. trademark application, 124 registered non-U.S. trademarks and 14 pending non-U.S. trademark applications, including registered trademarks for “CVENT,” “CVENT CONNECT”,“ATTENDEEHUB”, “ATTENDEE JOURNEY” and “ONARRIVAL”. We pursue additional trademark registrations to the extent we believe doing so would be beneficial to our competitive position. Despite our efforts, the actions we take to protect our trademarks may not be adequate to prevent third parties from infringing, diluting, or otherwise harming our trademarks, and the laws of foreign jurisdictions may not protect our trademark rights to the same extent as the laws of the United States.

As of June 30, 2021, we owned four issued U.S. and two issued non-U.S. patents, seven pending U.S. patent applications and six pending non-U.S. patent applications. The two issued non-U.S. patents expire in October 2029 and 2030, respectively. While these issued patents and pending patent applications protect some of our intellectual property, we are not materially dependent on any one or more of them.

We have also established business procedures designed to maintain the confidentiality of our proprietary information, including the use of confidentiality agreements and invention assignment agreements with employees, independent contractors, consultants, companies and other third parties with whom we conduct business.

Despite our efforts to protect our intellectual property rights, we cannot be certain that the steps we have taken will be sufficient or effective to prevent the unauthorized access, use, copying, reverse engineering, infringement, misappropriation or other violation of our intellectual property, technology and other proprietary information, including by third parties who may use our technology or other proprietary information to develop services that compete with ours. Additionally, our intellectual property rights may not be respected in the future or may be invalidated, circumvented, challenged, narrowed in scope or rendered unenforceable. For important additional information related to our intellectual property position, please review the information set forth in “Risks Related to Cvent’s Business and to New Cvent’s Business Following the Business Combination — Risks Relating to Our Business and Industry” and “Risk Factors—Legal and Regulatory Risks.”

Employees and Human Capital Resources

Our mission is to transform the meetings and events industry through technology that delivers live engagement across virtual, in-person, and hybrid events. We believe in connecting people globally through our solutions and services.

Cvent Culture

Over the last 20 years, our innovative solutions can be attributed to our people and our culture. Simply put, the DNA of Cvent is our people. We have thrived and built a culture of empowerment, encouraging employees to think and act like entrepreneurs, or what we call “intrapreneurs;” to drive business and innovation and their passion has pushed us to become an industry leader. Our employees are guided by our core values called the Soul of Cvent, which include values such as taking actions that make good business sense; adapting, growing and being open to change in an industry that is driven widely by innovation; taking educated risks; and cultivating community by celebrating differences and building on shared connections.

We’ve been recognized for multiple years in many reputable benchmark surveys such as the Best Places to Work in the US, UK and India, The Washington Post Top Workplaces and Stevie American Business Awards, among others.

Global Reach and People

Our headquarters are situated in Tysons, Virginia, the tech hub of the Washington, D.C. area. While our roots are in Northern Virginia, we pride ourselves on our global mindset with 17 offices across the U.S., Europe, Asia Pacific, and the Middle East, which gives employees plenty of opportunities for growth. As of June 30, 2021, we have 3,900 total employees. The largest employee populations are based in two main locations—our headquarters office with approximately 800 employees, and our operations in Gurgaon, India, with over 1,750 employees. The remaining employees are strategically situated in offices and remote locations that enable us to service our customers. While we place great importance in collaboration, we will be evaluating our location strategy post-pandemic, which may result in divesting from our physical locations to ensure we are creating the right value proposition while keeping our workforce engaged and continue to service our clients.

Our Human Capital Strategy is grounded in our people-first philosophy; as such, our employees’ opinions and sentiments are imperative to the programs and policies we practice. We consistently solicited employee feedback through an annual engagement survey, pulse surveys and hosting informal employee focus group meetings. We are a pro-employee organization and none of our employees are represented by a labor organization or are a party to any collective bargaining arrangement. We have never had a work stoppage, and we consider our relationship with our employees to be good while continuing to build programs and offerings with an employee-centric approach.

With respect to community engagement, we encourage employees to support their respective communities in multiple ways. We match donations made by employees to non-profit philanthropic programs, and we reward employees who volunteer their time in the community by giving personal time off through our Cvent Gives Back program. Throughout the year, employees of Cvent or its subsidiaries raise money and participate in group activities that create awareness through fund raising events, and Cvent matches dollars to these charitable organizations as well.

Compensation and Benefits Program

Our compensation package is designed to attract, motivate, reward, and retain top talent to drive our strategic key results and objectives. We provide all employees with a competitive total cash compensation package, which includes base salary plus an annual cash bonus to drive engagement and discretionary effort. We provide long-term incentives to employees at certain levels of the organization to engage them in long-term company success. It is offered in the form of equity with a graduated vesting period.

We invest in our employees by offering a wide range of benefits that help take care of each employee and their dependents. We offer a benefits package that focuses on work-life balance, healthy habits, and financial wellness. The package includes comprehensive health, vision, dental insurance programs, PTO days, sick leave, flexible spending accounts and health savings accounts, a 401(k) program, and an employee discount program. Our health and welfare program provides both choice and value to meet the needs of our diverse workforce.

Diversity, Equity, and Inclusion

We believe that the impact of our people practices goes beyond the walls of Cvent and indirectly translates to how we support our community, improves societal issues, and enhances the customer experience. For this reason, we are committed to and focused on creating an inclusive workplace where diversity initiatives are not just a program, but a way of doing business and building talent. Our diverse workforce is the engine of innovation, and we strive to integrate our end-to-end Human Resources processes with the lens of diversity, equity, and inclusion. Our leadership has made diversity a top priority, and we are continuing to evaluate and improve our practices. Broadening our understanding started with unconscious bias training and creating transparency of our progress and commitments during our company-wide employee meeting.

We have broadened the scope and accountability of Diversity, Equity, and Inclusion (“DEI”) to include employees at all levels of the organization. We have several Employee Resource Groups, or ERGs, where we bring employees of Cvent or its subsidiaries together based on common life experiences, diverse backgrounds and passion to elevate issues of society and community. We presently have six ERGs, which represent the LGBTQIA+, female, Black, veteran, Jewish and working parent communities at the company. Representatives from each ERG participate in a company-wide committee called the Inclusion, Diversity, Equity, Allyship and Storytelling (IDEAS) Council to collaborate and share ideas to improve our DEI efforts. Approximately 22% of our employees participate in one or more ERGs.

Facilities

We currently lease approximately 188,600 square feet of space for our corporate headquarters in Tysons, Virginia under a lease agreement that expires in July 2025. We also lease approximately 150,000 square feet of space for our Gurgaon, India office under a lease agreement that expires in December 2028. Both of these offices are used for administrative, marketing, support and development operations. In connection with our sales and product development efforts, we also lease office space in Atlanta, Georgia; Austin, Texas; Chicago, Illinois; Dallas, Texas; Draper, Utah; Dubai, UAE; Fredericton, Canada; Vancouver, Canada; Portland, Oregon and Singapore.

We believe that our current facilities and planned expansion facilities will be adequate for the foreseeable future; however, we will continue to seek additional space as needed to satisfy our growth. We also continue to invest in technology that allows our distributed workforce to work efficiently and effectively from remote locations.

Legal Proceedings

From time to time, we may become involved in legal proceedings in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would be material to our business, operating results, financial condition or cash flows.

GOVERNMENT REGULATION

Although we do not believe that significant existing laws or government regulations adversely impact us, our business could be affected by different interpretations or applications of existing laws, rules or regulations, future laws, rules or regulations or actions by domestic or foreign regulatory agencies. Failure to comply with these and other laws, rules and regulations may result in, among other consequences, administrative enforcement actions and fines, class action lawsuits, other litigation and significant civil and criminal liability.

Data Privacy, Protection and Security

Businesses use our platform to facilitate, coordinate and plan in-person, virtual and hybrid meetings and events, and to streamline collaboration between meeting and event planners, hotels and venues. Accordingly, our platform collects, uses, stores, transmits, analyzes and otherwise processes information from and about both our own customers and prospective customers, as well as a business’s end customers and event attendees that interact with the business or its content on our platform. We utilize a variety of technical and organizational security measures and other procedures and protocols to protect our data and information, including personal data and other data pertaining to customers, employees and other users. Despite measures we put in place, we may be unable to anticipate or prevent unauthorized access to such data, including personal data.

Compliance with laws, rules, regulations, policies, industry standards and other legal obligations regarding data privacy, cybersecurity, data protection, data breaches, and the collection, storage, transfer, use, analysis and other processing of personal data, which we refer to as privacy laws, are critical to our compliance and risk strategy. Globally, numerous jurisdictions have passed or are actively considering passing new or amended privacy laws. As a result, privacy laws are increasing in number, and with increased enforcement of these new laws the number of fines and other penalties have also increased. Beyond legislative developments, decisions by courts and regulatory bodies relating to privacy laws can also have a significant impact on us and other businesses that operate across international jurisdictions.

In some cases, privacy laws apply directly to both us and our customers, and in other cases our customers pass through compliance obligations and requirements to us contractually. Further, under some privacy laws, we may be considered a “processor” or a “service provider” and our customers may be considered a “controller” or “business,” while other privacy laws may not clearly distinguish between such roles. In all cases, however, we must monitor, respond to and address privacy laws and related compliance, whether to ensure our own compliance or enable compliant use of our platform by our customers. In general, our failure to adequately safeguard data, address privacy compliance, or comply with our security and privacy commitments to customers could subject us, not only to significant contractual liability to customers and direct liability under privacy laws, but also to reputational harm and regulatory investigations, inquiries or enforcement actions under U.S. (federal and state) and international laws, rules and regulations relating to consumer protection and unfair business practices. Specifically, certain privacy law developments could have significant impacts to our platform and business. For example, privacy laws that restrict the use of personal information for marketing purposes or the tracking of individuals’ online activities (such as the EU’s proposed ePrivacy Regulation and the CCPA), could expose us to additional regulatory burdens or necessitate changes to our platform or certain features. In addition, certain countries have passed or are considering passing laws that impose data localization requirements or cross border data transfer restrictions on certain data. As with most cloud-based solutions, restrictions on the transfer of platform data outside of the originating jurisdiction pose particular challenges that could result in additional costs or otherwise impact platform use.

With the evolving legal landscape, the scope, interpretation and enforcement of privacy laws could change and new or amended laws may take effect. As a result, the associated burdens and compliance costs on us and our platform could increase in the future. Although we continue to monitor and respond to privacy legal developments and have invested in addressing major privacy law developments (such as the GDPR and the CCPA), it is not possible for us to predict with certainty the effect of these developments on our platform and business.

Copyrights and Trademarks

In the U.S., the Copyright Act of 1976, the Lanham Act and the statutes and regulations associated with copyrights and trademarks and enforced by the United States Copyright Office and the United States Patent and Trademark Office are intended to protect the rights of third parties from infringement. Our customers and their users can generally use our platform to upload and present a wide variety of content. We follow a copyright infringement process and respond to takedown requests by third-party intellectual property right owners that might result from content uploaded to our platform. As our business expands to other jurisdictions, we must also respond to regional and country-specific intellectual property considerations, including takedown and cease-and-desist notices in foreign languages, and we must build infrastructure to support these processes. The Digital Millennium Copyright Act, or DMCA, also applies to our business. This statute provides relief for claims of circumvention of copyright-protected technologies but includes a safe harbor that is intended to reduce the liability of online service providers for listing or linking to third-party websites or hosting content that infringes copyrights of others. The copyright infringement policies that we have implemented for our platform are intended to satisfy the DMCA safe harbor.

Accessibility

Government authorities outside the U.S. may seek to restrict access to or block our service, prohibit or block the hosting of certain content available through our platform or impose other restrictions that may affect the accessibility or usability of our platform in that country for a period of time or even indefinitely. In addition, some countries have enacted laws that allow websites to be blocked for hosting certain types of content or may require websites to remove certain restricted content.

Consumer Protection

In addition, we provide advertising data and information and conduct marketing activities that are subject to consumer protection laws that regulate unfair and deceptive practices, domestically and internationally, including, in some countries, pricing display requirements, licensing and registration requirements and industry specific value-added tax regimes.

For important information related to government regulation of our business and the risks related to our compliance with such laws, please review the information set forth in “Risks Related to Cvent’s Business and to New Cvent’s Business Following the Business Combination —Risks Related to Our Business and Industry—Legal and Regulatory Risks.”

CVENT’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of Cvent’s financial condition and results of operations together with the section entitled Cvent’s audited consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 and notes thereto and the unaudited condensed consolidated financial statements as of June 30, 2021 and for the three and six months ended June 30, 2021 and 2020 included elsewhere in this proxy statement/prospectus/consent solicitation. Certain of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus/consent solicitation, including information with respect to plans and strategy for Cvent’s business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section entitled “Risk Factors,” Cvent’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. You should carefully read the section entitled “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from Cvent’s forward-looking statements. Please also see the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Unless otherwise indicated or the context otherwise requires, references in this Cvent’s Management’s Discussion and Analysis of Financial Condition and Results of Operations section to “Cvent,” “we,” “us,” “our” and other similar terms refer to Cvent and its subsidiaries prior to the Business Combination and to New Cvent and its consolidated subsidiaries after giving effect to the Business Combination.

Overview

Cvent is a leading cloud-based platform of enterprise event marketing and management and hospitality solutions. We power the marketing and management of meetings and events through our Event Cloud and Hospitality Cloud. Our Event Cloud consists of tools to enable event organizers to manage the entire event lifecycle and deliver engaging experiences across every type of event and all event delivery models: in-person, virtual and hybrid. Event Cloud serves as the system of record for event and engagement data collected across an organization’s Total Event Program, which comprises every internal and external event an organization hosts or attends. Our Hospitality Cloud offers a marketplace that connects event organizers looking for the appropriate event space for their in-person and hybrid events with hoteliers and venue operators through a vertical search engine built on our proprietary database of detailed event space information. In addition, our Hospitality Cloud provides marketing and software solutions that hotels and venues leverage to digitally showcase their event space to attract valuable leads and grow their businesses. This combination of the Cvent Event Cloud and Hospitality Cloud results in a cohesive platform that we believe generates powerful network effects and attracts more event organizers and hotels and venues.

We address these challenges faced by event organizers with our end-to-end Event Cloud platform with solutions to drive live engagement and manage all event types and processes within an organization’s Total Event Program. Prior to an event, event organizers use our platform to identify the appropriate venue within our marketplace, secure competitive proposals from venues, configure an event diagram, evaluate and secure speakers to design an impactful agenda, build an event website with tailored registration and pre-event content, market the event by sending segmented invitations and follow-up reminders, conduct pre-event surveys, manage in-person and hybrid event logistics such as travel and lodging and manage budgets and fee collections, and produce broadcast-quality video content that can engage attendees before an event occurs. During the course of an event, our platform enables event marketers and planners to process registrations, check-in attendees, conduct virtual and in-person sessions, broadcast pre-recorded or live sessions for online audiences, facilitate online or in-person appointments and lead capture and manage on-going communication with attendees via an event-specific mobile app. Following an event, exhibitors and sponsors can act on leads collected via our platform, while event organizers can leverage our platform to analyze registration, attendance, attendee engagement, session data and survey responses to measure attendee engagement, content effectiveness and overall event success, as well as provide registrants with web or mobile app access to on-demand video content to keep attendees engaged after an event concludes.

Our Hospitality Cloud solution offers vertical online marketplaces that connect event organizers seeking event space to hotels and venues. Our platform helps hotels find event organizers and win group business by enabling them to advertise and digitally showcase their event space, and also provides event organizers with tools to search, diligence, negotiate and contract with hotels for that event space. Our Hospitality Cloud also offers software solutions to hotels and venues that improve the group sales process and streamline collaboration between hoteliers and event organizers to design, manage, and execute events. Our software solutions include, but are not limited to, lead scoring to prioritize group RFPs, three-dimensional hotel tours, event diagramming to collaborate with event organizers on designing optimal and safe event layouts and viewing three-dimensional renderings, room block management to enable event attendees to reserve hotel rooms, business transient solutions that simplify how hotels attract, manage and win corporate travel business and business intelligence solutions to benchmark against internal and targeted competitive metrics.

Cvent was founded in 1999 in the Washington, D.C. metro area as a provider of event registration software to meeting and event organizers. Since that time, we have continually innovated to develop a comprehensive platform of event marketing and management solutions and hospitality solutions. We believe that since inception, we have demonstrated an entrepreneurial spirit, culture of teamwork and sense of resilience, particularly in moments of crisis. This is best evidenced by the Company’s continued progress and innovation in the midst of challenges like the recessions of 2001 and 2008 and the global COVID-19 pandemic.

Following the steep economic downturn in the technology sector from 2000 to 2002, we emerged as a leader in the event registration space. In the midst of the financial crisis of 2008, we first released our Cvent Supplier Network, which enabled us to become a leader in group and event hotel sourcing, and started creating network effects as we connected event organizers to the venues they needed. In the period from 2010 to 2014, we expanded our platform to include enterprise meetings solutions for tracking meetings and events and associated spend. Cvent became a public company with common stock traded on the New York Stock Exchange in 2013. From 2013 until 2017, we developed a leading event-specific mobile application solution among a crowd of well-funded and highly publicized competitors. In the 2015 to 2017 period, we further expanded our platform with the development of a leading onsite technology solution. In November 2016, we were acquired by Vista, and subsequently merged with Lanyon Solutions, Inc., a Vista portfolio company and provider of meeting, event and travel software solutions, where Cvent survived as the operating company with its executive leadership team remaining in place. In 2020, as the global COVID-19 pandemic delivered the most significant impact to the meetings and events industry in our history, we rapidly innovated to develop and launch our Attendee Hub to power virtual and hybrid events, which has since become the fastest growing product in Cvent history, as measured by sales. As a result, we believe we are well positioned to extend our leadership in the event technology space and become a leading live engagement platform as organizations expand their Total Event Programs to engage a bigger audience across in-person, virtual and hybrid delivery models.

We sell our platform primarily through a direct inside sales team. For our Event Cloud, our customers enter into annual and multi-year subscriptions to utilize our cloud-based event marketing and management solutions. The amount of these sum-certain contracts is based on a committed annual number of registrants and events across an organization’s Total Event Program. As of June 30, 2021, we had approximately 11,000 Event Cloud customers, including companies such as Deere & Company, Morningstar, Inc., and Zoom Video Communications, Inc. For our Hospitality Cloud, hotels and venues enter into annual and multi-year contracts for group business marketing solutions and software. As of June 30, 2021, we had approximately 12,000 Hospitality Cloud customers, including brands such as Accor S.A., Best Western International, Inc., and Marriott International Inc.

The structure of our platform allows us to employ a land-and-expand business model, where customers grow their spend with us over time. As our Event Cloud customers grow their Total Event Program by launching new types of events, running more events and attracting additional registrants to their events, their contracts are typically renewed at higher annual values. Additionally, customers purchasing our platform to replace certain homegrown or multiple disparate point solutions may initially purchase only one or a few of our solutions. As those customers recognize the value of an integrated platform, they typically expand their footprint over time. As our Hospitality Cloud customers purchase higher value marketing solutions on CSN or purchase additional software solutions, their contracts are typically renewed at higher annual values as well. As of December 31, 2020, December 31, 2019 and December 31, 2018 our net dollar retention rate was 89%, 108% and 110%, respectively, with the decline in 2020 resulting from the global COVID-19 pandemic. As of June 30, 2021 and 2020, our net dollar retention rate was 85% and 104%, respectively, with the decline in 2021 resulting from the global COVID-19 pandemic. See “— Key Business Metrics” for additional information regarding our net dollar retention rate.

For the three and six months ended June 30, 2021, our revenue was $122.8 million and $240.1 million, respectively, representing year-over-year declines of (1.9)% and (9.3)%, respectively, and for the year ended December 31, 2020, our revenue was $498.7 million, representing a year-over-year decline of (12.1)%. The declines were driven primarily by the impact of the global COVID-19 pandemic on both the meetings and events industry and our business. For the year ended December 31, 2019, our revenue was $567.6 million, representing a year-over-year increase of 18.2%, driven primarily by strong demand for our Event Cloud and Hospitality Cloud products from new and existing customers. For the three and six months ended June 30, 2021, our net loss was $(21.8) million and $(38.4) million, respectively, compared to $(28.0) million and $(52.7) million for the three and six months ended June 30, 2020, respectively. For the years ended December 31, 2020, 2019 and 2018 our net loss was $(83.7) million, $(91.8) million and $(54.0) million, respectively. Our net loss margin, defined as net loss divided by revenue, was (17.8)% and (16.0)% for the three and six months ended June 30, 2021, respectively, compared to (22.4)% and (19.9)% for the three and six months ended June 30, 2020, respectively. For the years ended December 31, 2020, 2019 and 2018, our net loss margin was (16.8)%, (16.2)% and (11.3)%, respectively. For the three and six months ended June 30, 2021, our Adjusted EBITDA was $24.8 million and $47.5 million, respectively, compared to $36.3 million and $62.9 million for the three and six months ended June 30, 2020, respectively. For the years ended December 31, 2020, 2019 and 2018, our Adjusted EBITDA was $129.6 million, $113.0 million and $111.4 million, respectively. Our Adjusted EBITDA margin was 20.2% and 19.8% for the three and six months ended June 30, 2021, respectively, compared to 29.0% and 23.7% for the three and six months ended June 30, 2020, respectively. For the years ended December 31, 2020, 2019 and 2018, our Adjusted EBITDA margin was 26.0%, 19.7% and 23.1%, respectively. See “—Non-GAAP Financial Measures” for additional information regarding Adjusted EBITDA and Adjusted EBITDA margin, a reconciliation of Adjusted EBITDA to net loss and a reconciliation of Adjusted EBITDA margin to net loss margin.

Impact of COVID-19 on Operating Results

COVID-19 was declared a global pandemic by the World Health Organization in March 2020. Many governments instituted lockdowns or other similar measures to slow infection rates in response. In response to COVID-19, as many other companies have done, we required substantially all of our employees to continue to work remotely; implemented travel restrictions; and postponed or canceled our in-person customer, industry and employee events, and converted other events to virtual-only experiences.

The global COVID-19 pandemic significantly impacted our ability to sign new clients, and to upsell to and renew contracts with our existing clients, starting in March 2020. As a result, total revenue for the six months ended June 30, 2021 declined $24.6 million, or 9.3%, compared to the six months ended June 30, 2020, and for the year ended December 31, 2020 declined by $68.9 million, or 12.1%, compared to the year ended December 31, 2019. Additionally, in May 2020, in response to the impact of the global COVID-19 pandemic, we implemented a global reduction in force of approximately 10% that affected all areas of our business. We compensated our termed employees for a total of $3.6 million in severance payments. For the six months ended June 30, 2021 and the year ended December 31, 2020, we experienced overall cost declines in terms of absolute dollars, and in the case of the year ended December 31, 2020, as a percentage of revenue, because of temporary cost reduction policies that were implemented in response to the global COVID-19 pandemic and the suspension of in-person meetings and events. We do not expect both the declines in revenue and expense to recur in the near-term as the impact of the pandemic decreases. In particular, our sales started to increase on a year-over-year basis starting in February 2021, we began increasing our workforce in the second half of 2020, and we expect to continue increasing the size of our workforce throughout 2021 to support our business as it recovers from the pandemic and expands due to the emergence of virtual and hybrid events and the accelerated digitization of the meetings and events industry.

The extent to which the global COVID-19 pandemic affects our business will depend on future developments in the United States and around the world, which are highly uncertain and cannot be predicted, including the duration and spread of the pandemic and different COVID-19 variants, new information which may emerge concerning the severity of COVID-19 and the actions required to contain and treat it, among others. Although the ultimate impact of the global COVID-19 pandemic on our business and financial results remains uncertain, a continued and prolonged public health crisis such as the global COVID-19 pandemic could have a material negative impact on our business, operating results and financial condition. See “Risk Factors — Risks Relating to the Global COVID-19 Pandemic — The effects of the global COVID-19 pandemic have materially affected how we and our customers are operating our businesses, and the duration and extent to which this will impact our future results of operations and overall financial performance remains uncertain” for more information.

Proposed Business Combination

On July 23, 2021, we executed the Business Combination Agreement between Cvent and Dragoneer. As a result of the proposed Business Combination, Dragoneer will be renamed “Cvent Holding Corp.”, and Cvent will become a wholly owned subsidiary of New Cvent. Upon the completion of the proposed Business Combination, the shareholders of Cvent will exchange their interests in Cvent for shares of New Cvent Common Stock and awards issued under Cvent’s existing equity incentive plans, including the 2017 Stock Option Plan (as defined below), will be exchanged for awards issued under a new equity incentive plan to be adopted by New Cvent.

In addition, certain investors have agreed to subscribe for and purchase an aggregate of $475.0 million of New Cvent Common Stock immediately prior to the closing of the Business Combination. The combined company also is expected to receive $50 million pursuant to a forward purchase agreement commitment from certain Dragoneer funds. The combined company is expected to receive net proceeds of approximately $801.0 million at the closing of the transaction (assuming no redemptions are affected by shareholders of Dragoneer) and will continue to operate under the Cvent management team chief executive officer Rajeev Aggarwal. The boards of directors of both Dragoneer and Cvent have approved the proposed transaction. Completion of the transaction, which is expected in the fourth quarter of 2021, is subject to approval of Dragoneer’s shareholders and the satisfaction or waiver of certain other customary closing conditions. For more information, see “Business Combination Proposal—Conditions to Closing of the Business Combination.”

The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Dragoneer will be treated as the acquired company and Cvent will be treated as the acquirer for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of New Cvent will represent a continuation of the financial statements of Cvent, with the Business Combination treated as the equivalent of Cvent issuing stock for the historical net assets of Dragoneer, accompanied by a recapitalization. The net assets of Dragoneer will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Cvent.

As a consequence of the Business Combination, Cvent will become the successor to an SEC-registered and Nasdaq-listed company which will require Cvent to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. Cvent expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees.

Our Business Model

We generate revenue from two primary sources: Event Cloud subscription-based solutions, and Hospitality Cloud marketing-based and subscription-based solutions. Event Cloud subscriptions are primarily priced based on the number of registrations purchased, as well as the number and complexity of mobile applications, onsite and virtual event technology purchased. In addition, customers may subscribe to additional modules that enhance the functionality of our Event Cloud solutions. Our Event Cloud contract amounts are sum-certain based on the committed annual number of registrants and events across an organization’s Total Event Program. Generally, if a customer exceeds the number of purchased registrations, the customer will incur an overage fee for the registrations that exceeded the number of registrations purchased. In some cases, the subscription price is based on the number of subscriptions being purchased by the customer. Hospitality Cloud marketing revenue is generated based on the number of advertisements purchased, rather than on a pay-per-click or impression basis. The price for the advertisement is primarily determined by the term, targeted geography, market tier, number and prominence of the advertising placement. Hospitality Cloud solutions are priced primarily on by the number of licenses purchased. The terms of our subscription and marketing contracts for both the Event Cloud and Hospitality Cloud are typically non-cancellable, for annual or multi-year terms and are billed in advance on an annual or quarterly basis. We recognize revenue associated with subscription and marketing agreements ratably over the term of the subscription or advertising period.

Key Factors Affecting Our Performance

Our historical financial performance has been, and we expect our financial performance in the future to be, driven by:

Customer Acquisition

We are focused on continuing to acquire new customers to support our long-term growth. Our ability to attract new customers will depend on a number of factors, including the effectiveness of our pricing and products, offerings of our competitors, the effectiveness of our marketing efforts and the growth of the market for event marketing and management software and hospitality solutions. We believe there is a significant opportunity to expand our penetration into enterprises, hotels and venues, as well as into the mid-market. We intend to continue to invest heavily in our sales and marketing efforts to drive new customer acquisition. As of June 30, 2021, we had approximately 23,000 customers, as defined below, with approximately 11,000 customers in our Event Cloud and approximately 12,000 customers in our Hospitality Cloud. Our customers include businesses of various sizes and industries, associations, non-profits, academic institutions and government organizations. In the Event Cloud, we define a customer as a party who has entered into an active subscription contract with us. The majority of our customers are parties who are separate organizations. In certain instances, separate business units of an organization that have each entered into separate subscription agreements with us are considered separate customers. In the Hospitality Cloud, we define a customer as an entity with an active account with the Company, where the customer pays for the account or the account has been paid for by the customer’s parent company. For example, a corporate brand’s individual hotel properties whose accounts are paid for by that property’s corporate brand would be considered separate customers.

Expansion Within Our Existing Customer Base

Our business model relies on not only acquiring new customers, but also on renewing and expanding relationships with existing customers over time. Our ability to expand sales within our existing customer base will depend on a number of factors, including their satisfaction with our solutions and support, competition and the extent to which our customers expand their Total Event Program. We believe that based on current customer penetration, there is significant opportunity to further expand our sales with existing customers. We typically upsell our Event Cloud software solutions to increase the total number of registrations. Additionally, we cross-sell additional software solutions to our existing customers to enable those customers to realize the benefit of our integrated event marketing and management solutions. With the emergence of virtual and hybrid events, we expect to be able to both upsell our Event Cloud solutions and cross-sell our Attendee Hub solution to our customers as they host more events in their Total Event Program and attract additional attendees through the expanded reach of virtual and hybrid events. In the Hospitality Cloud, we have additional marketing solutions that we upsell to existing Hospitality Cloud customers. We also cross-sell software solutions that include, but are not limited to, lead scoring to prioritize group RFPs, three-dimensional hotel tours, event diagramming to collaborate with event organizers on designing optimal and safe event layouts and viewing three-dimensional renderings, room block management to enable event attendees to reserve hotel rooms, business transient solutions that simplify how hotels attract, manage and win corporate travel business and business intelligence solutions to benchmark against internal and targeted competitive metrics.

Innovation of Existing Solutions and Introduction of New Solutions

Our continued growth is contingent upon our ability to sustain innovation in order to maintain a competitive advantage. We continually invest in improving our existing solutions and creating new solutions targeted at enabling event organizers to more effectively organize, market, manage and report on the meetings they organize and attend, and enabling hotels and venues to more effectively drive group meetings revenue. Although we have built some of the most robust and integrated event marketing and management solutions in the industry, we recognize that the pace of technological innovation is accelerating, and that we need to continue to innovate to maintain our product differentiation.

For example, in response to the global COVID-19 pandemic that drastically altered the meetings and events industry beginning in March 2020, we quickly shifted technology resources in April 2020 to develop a virtual solution that would support the evolving needs of the industry. Five months later, at the end of August 2020, we introduced Attendee Hub, our interactive virtual and hybrid event solution. The strength of Attendee Hub, together with significant demand for a virtual meetings solution, has made Attendee Hub the fastest growing product in our history based on sales. Additionally, we believe Attendee Hub can help us to become a leader in supporting the anticipated shift to hybrid events that have both virtual and in-person elements.

Expansion of International Footprint

Our ability to continue to serve our international clients and grow our international revenue as a percentage of total revenue will be dependent on our ability to continue to effectively implement our international go-to-market strategy, our ability to adapt to cultural differences and the increased international adoption of technology by event organizers, hoteliers and venues. We believe there is significant opportunity for us to increase our market penetration internationally. Our solutions are currently used by clients in 134 countries. In addition to our sales team in North America, we have sales teams in the United Kingdom, Singapore, and the United Arab Emirates. In addition, we employ sales personnel in Australia, Spain, the Netherlands and Germany. Additionally, we have localized our products in different languages, with some parts of our products being localized in over 30 different languages. To support our international expansion, we opened a new data center in Europe in early 2019. The percentage of revenue generated from customers outside North America was 13.5% and 12.0% for the six months ended June 30, 2021 and 2020, respectively, and 12.3%, 11.7% and 11.8% for the years ended December 31, 2020, 2019, and 2018, respectively.

Key Business Metrics

In addition to our GAAP financial information, we review the following key business metrics to measure our performance, identify trends, formulate business plans and make strategic decisions.

Net Dollar Retention Rate

To evaluate the efficacy of our land and expand model, we examine the rate at which our customers increase their spend with us for our solutions. Our net dollar retention rate measures our ability to increase spend across our existing customer base through expanded use of our platform, offset by customers who choose to stop using our solutions or spend less with us.

We calculate our net dollar retention rate as a quotient of the following:

•	Denominator: Revenue from customers whose revenue existed in the twelve months ending on the day twelve months prior to the date as of which the retention rate is being reported.

•	Numerator: Revenue in the last twelve months from the customers whose revenue is reflected in the denominator.

In the Event Cloud, we define a customer as a party who has entered into an active subscription contract with us. The majority of our customers are parties who are separate organizations. In certain instances, separate business units of an organization that have each entered into separate subscription agreements with us are considered separate customers. In the Hospitality Cloud, we define a customer as an entity with an active account with the Company, where the customer pays for the account or the account has been paid for by the customer’s parent company. For example, a corporate brand’s individual hotel properties whose accounts are paid for by that property’s corporate brand would be considered separate customers.

The calculation excludes revenue associated with acquisitions where by-client revenue is not available, revenue is recognized on a transactional basis and revenue associated with our client conference. This revenue comprised 3.6% and 10.1% of revenue for the twelve months ended June 30, 2021 and 2020, respectively, and 5.8%, 11.3% and 14.6% of revenue for fiscal years ended December 31, 2020, 2019, and 2018, respectively.

We believe our ability to not only retain, but upsell and cross-sell additional features and products to, our existing customers will continue to support our net dollar retention rate. As of June 30, 2021 and 2020, our net dollar retention rate was 85% and 104%, respectively, and as of December 31, 2020, 2019, and 2018, our net dollar retention rate was 89% and 108% and 110%, respectively. The decrease in net dollar retention rate in 2020 and 2021 was primarily due to the impact of the global COVID-19 pandemic, and we expect this rate to return to historical levels once the impact of the global COVID-19 pandemic on our business subsides, and potentially exceed historical levels as a result of the market opportunity created by virtual and hybrid events.

Our net dollar retention rate may fluctuate as a result of a number of factors, including the growing level of our revenue base, the level of penetration within our customer base, expansion of products and features, our ability to retain our customers and our ability to upsell and cross-sell to our customers. Our calculation of net dollar retention rate may differ from similarly titled metrics presented by other companies.

Customers Contributing More Than $100,000 of Annual Recurring Revenue

We focus on growing the number of customers that contribute more than $100,000 of annual recurring revenue, or ARR, as a measure of our ability to scale with our existing customers and attract larger organizations to Cvent. Revenue from these customers represented 38.8% and 32.7% for the twelve months ended June 30, 2021 and 2020, and 32.9%, 32.6% and 30.5% of revenue for the fiscal years ended December 31, 2020, 2019, and 2018, respectively. As of June 30, 2021 and 2020, we had 764 and 727 customers that contributed more than $100,000 of ARR in each of the last twelve months ended, and as of December 31, 2020, 2019, and 2018, we had 666, 722 and 581 customers that contributed more than $100,000 of ARR in each of their respective fiscal years, demonstrating our rapid penetration of larger organizations including enterprises. The decrease in number of clients that contribute to more than $100,000 of ARR in 2020 was primarily due to the impact of the global COVID-19 pandemic, and we expect this number to rise again once the impact of the pandemic on our business subsides, which we started to see in our June 30, 2021 results. The increase we saw as of June 30, 2021 is the primarily result of cross-selling Attendee Hub into our existing client base, significantly increasing the value of those clients. The threshold value of customers for which we calculate ARR and our calculation of ARR may differ from similarly titled metrics presented by other companies.

Components of Results of Operations

Revenue

For the three and six months ended June 30, 2021 and the year ended December 31, 2020, we experienced declines in total revenue as a result of the global COVID pandemic. We do not expect this decline in total revenue to recur in the near-term as the impact of the pandemic decreases, and this is already occurring in the Event Cloud where revenue increased for the three and six months ended June 30, 2021 by 11.6% and 0.9%, respectively, compared to the three and six months ended June 30, 2020. See the “Impact of COVID-19 on Operating Results” for more information about the impact to our business during 2021 and 2020 and the discussion below for additional analysis of our operating results.

We generate revenue from two primary sources: Event Cloud subscription-based solutions and Hospitality Cloud marketing-based and subscription-based solutions. Subscription-based solution revenue consists primarily of fees to provide our customers with access to our cloud-based software platform. Marketing-based solution revenue consists primarily of fees for digital advertising on CSN or one of our other online advertising platforms. For the three and six months ended June 30, 2021 and 2020 and the years ended December 31, 2020, 2019, and 2018, our revenue by cloud was as follows:

	Three Months Ended June 30,
	2021	2020
	(in thousands, apart from percentage)
Revenue by cloud:
Event cloud	$85,590	$76,703
Hospitality cloud	37,224	48,455

Total revenue	$122,814	$125,158

Percentage of revenue by cloud:
Event cloud	69.7%	61.3%
Hospitality cloud	30.3%	38.7%

Total	100.0%	100.0%

	Six Months Ended June 30,
	2021	2020
	(in thousands, apart from percentage)
Revenue by cloud:
Event cloud	$166,723	$165,158
Hospitality cloud	73,378	99,550

Total revenue	$240,101	$264,708

Percentage of revenue by cloud:
Event cloud	69.4%	62.4%
Hospitality cloud	30.6%	37.6%

Total	100.0%	100.0%

	Years Ended December 31,
	2020	2019	2018
	(in thousands, apart from percentage)
Revenue by cloud:
Event cloud	$316,080	$379,216	$325,219
Hospitality cloud	182,620	188,388	154,796

Total revenue	$498,700	$567,604	$480,015

Percentage of revenue by cloud:
Event cloud	63.4%	66.8%	67.8%
Hospitality cloud	36.6%	33.2%	32.2%

Total	100.0%	100.0%	100.0%

Event Cloud

We generate the majority of our Event Cloud revenue from subscriptions for our event marketing and management software solution. Subscription revenue is driven primarily by the number of registrations purchased and the number and complexity of mobile applications, onsite events and virtual events purchased in addition to additional modules that enhance the functionality of the software solution. In some cases, the subscription price is based on the number of subscriptions being purchased by the customer.

The terms of our Event Cloud contracts are typically non-cancellable, have annual or multi-year terms, and are billed in advance, generally annually, but also on a quarterly basis. In the case of multi-year agreements, the agreement sometimes includes annual price increases over the contract term. Our agreements are sum-certain and not pay-as-you-go. Generally, if a customer exceeds their purchased number of registrations, the customer will incur an overage fee. We recognize revenue associated with Event Cloud subscription agreements ratably over the term of the contract. Certain revenue associated with Onsite Solutions and Attendee Hub products is recognized at a point in time as the services are performed and the performance obligations are satisfied. Amounts that have been contractually invoiced are initially recorded as deferred revenue and are recognized as revenue ratably over the subscription period. We refer to contractual amounts that have not been invoiced as unbilled contract value, and together with deferred revenue, remaining performance obligations. Unbilled contract value is not reflected in our consolidated financial statements.

Hospitality Cloud

We generate our Hospitality Cloud revenue from marketing and subscription-based software solutions. Marketing solutions revenue is primarily driven by the number of advertisements purchased on CSN. The advertisement price is primarily determined by the term, targeted geography, market tier, number and prominence of the advertising placement. Subscription revenue is driven primarily by the number of licenses purchased for our lead scoring solution to prioritize group RFPs, three-dimensional hotel tours, event diagramming to collaborate with event organizers on designing optimal event layouts and viewing three-dimensional renderings, room block management to enable event attendees to reserve hotel rooms, business transient solutions and business intelligence solutions to benchmark against internal and targeted competitive metrics. In some cases, the subscription price is based on the number of subscriptions being purchased by the customer.

The terms of our subscription and marketing contracts are typically non-cancellable, annual or multi-year terms, and are typically billed in advance, generally annually, but also on a quarterly basis. In the case of multi-year agreements, the agreement sometimes includes annual price increases over the contract term. Our agreements are sum-certain and not based on usage. We recognize revenue associated with these agreements ratably over the term of the subscription or advertising period. Amounts that have been contractually invoiced are initially recorded as deferred revenue and are recognized as revenue ratably over the subscription or advertising period.

We refer to contractual amounts that have not been invoiced as unbilled contract value, and together with deferred revenue, remaining performance obligations. Unbilled contract value is not reflected in our consolidated financial statements.

For multi-year agreements for either Event Cloud or Hospitality Cloud solutions, we typically invoice the amount for the first year of the contract at signing, followed by subsequent annual invoices at the anniversary of each year. Since we bill most of our customers in advance, there can be amounts that we have not yet been contractually able to invoice. Until such time as these amounts are invoiced or recognized in revenue, they are considered by us to be unbilled contract value, and together with deferred revenue, remaining performance obligations. As of June 30, 2021 and 2020 our total current deferred revenue was $241.6 million and $239.0 million, respectively, which amounts do not include unbilled contract value for contracts not yet billed of $511.5 million and $420.5 million, respectively. As of December 31, 2020, 2019 and 2018, our total current deferred revenue was $207.6 million, $225.1 million and $180.1 million, which amounts do not include unbilled contract value for contracts not yet billed of $576.1 million, $424.5 million and $346.9, respectively. We expect that the amount of unbilled contract value relative to the total value of our contracts will change from year to year for several reasons, including the amount of cash collected early in the contract term, the specific timing and duration of customer agreements, varying invoicing cycles of agreements, the specific timing of customer renewal, changes in customer financial circumstances and foreign currency fluctuations. We expect to recognize approximately 70% of our remaining performance obligations as revenue over the subsequent 24 months, and the remainder thereafter.

Cost of Revenue

For cost of revenue in the six months ended June 30, 2021 and the year ended December 31, 2020, we experienced cost declines, both in terms of absolute dollars and as a percentage of revenue, as a result of the global COVID pandemic. We do not expect this to recur in the near-term as the impact of the pandemic decreases. See the section “Impact of COVID-19 on Operating Results” for more information about the impact to our business during 2021 and 2020 and the discussion below for additional analysis of our operating results.

Cost of revenue primarily consists of employee-related expenses, such as salaries, benefits, bonuses and stock-based compensation, related to providing support and hosting our solutions, costs of cloud-based data center capacity, software license fees, costs to support our onsite solutions and virtual products, interchange fees related to merchant services and amortization expense associated with capitalized software. In addition, we allocate a portion of overhead, such as rent and depreciation and amortization to cost of revenue based on headcount.

We are invested in our customers’ success and as such, we will continue to invest in providing support, expanding our capacity to support our growth and developing new features to support virtual and hybrid events and enhance our existing products, which in the near-term will result in higher cost of revenue in absolute dollars and as a percentage of revenue.

Gross Profit and Gross Margin

Gross profit is total revenue less total cost of revenue. Gross margin is gross profit expressed as a percentage of total revenue. We expect that our gross margin may fluctuate from period to period as a result of seasonality related to our onsite solutions, virtual and merchant services products in the near-term, and additional costs associated with potential future acquisitions.

Operating Expenses

For all of our operating expenses, in the six months ended June 30, 2021 and the year ended December 31, 2020, we experienced cost declines, both in terms of absolute dollars and as a percentage of revenue, as a result of the global COVID-19 pandemic. We do not expect this to recur in the near-term as the impact of the pandemic decreases. See the section “Impact of COVID-19 on Operating Results” for more information about the impact to our business during 2021 and 2020 and the discussion below for additional analysis of our operating results.

Sales and Marketing

Sales and marketing expenses primarily consist of personnel and related expenses for our sales and marketing staff, including salaries, benefits, bonuses, commissions and stock-based compensation. We capitalize commissions when they are earned by staff, which is when the customer contract is signed. We amortize capitalized commissions over the average historic customer contract life. In addition to staff costs, our cost of marketing includes product marketing and other brand-building and lead generation tactics such as webinars, trade shows, product seminars, content marketing, digital marketing, third-party content distribution and our annual client conference, Cvent CONNECT. We also allocate a portion of overhead, such as rent and depreciation to sales and marketing based on headcount.

We intend to continue to invest in sales and marketing and expect spending in these areas to increase in the near-term in absolute dollars and as a percentage of revenue over the near-term as we continue to expand our business both domestically and internationally and take advantage of the growing need for virtual and hybrid events. We expect sales and marketing expenses to continue to be among the most significant components of our operating expenses.

Research and Development

Research and development expenses consist primarily of personnel and related expenses for our research and development staff, including salaries, benefits, bonuses and stock-based compensation and the cost of third-party contractors. Research and development expenses, other than software development costs that qualify for capitalization, are expensed as incurred. In addition, we allocate a portion of overhead, such as rent and depreciation to research and development based on headcount.

With the exception of software developed by companies we have acquired, we maintain a unified software code base for our entire platform, which we believe improves the efficiency of our research and development activities. We expect research and development expenses to increase in the near-term in absolute dollars and as a percentage of revenue as we expand our product offerings, including our virtual and hybrid event functionality, and integrate and support potential future acquired businesses and technologies.

General and Administrative

General and administrative expenses consist primarily of personnel and related expenses for administrative, internal information technology operations, finance, legal and human resource staff, including salaries, benefits, bonuses and stock-based compensation, as well as professional fees, insurance premiums and other corporate expenses. In addition, we allocate a portion of overhead, such as rent and depreciation to general and administrative based on headcount.

We expect our general and administrative expenses to increase in absolute dollars and as a percentage of revenue over the near-term as we continue to expand our operations and hire additional personnel to support our growth. Additionally, we expect to incur incremental general and administrative expenses to comply with the additional requirements of being a public company.

Intangible Asset Amortization, Exclusive of Amounts Included in Cost of Revenue

Intangible asset amortization, exclusive of amounts included in cost of revenue, consists entirely of amortization expenses related to acquired customer relationship and trademark intangible assets. This line item excludes intangible asset amortization related to cost of revenue, which is defined as acquired developed technology and capitalized software intangible asset amortization.

We expect our intangible asset amortization expenses to increase in absolute dollars and as a percentage of revenue over the near-term as we expect to strategically acquire companies to aid in our near-term growth.

Other

Interest Expense

Interest expense consists primarily of interest payments on our outstanding borrowings under our Credit Facilities. See “— Liquidity and Capital Resources — Credit Facilities.”

Amortization of Deferred Financing Costs and Debt Discount

Amortization of deferred financing costs and debt discount consists of the amortization of up-front fees paid at the inception of our Credit Facilities.

Gain/(Loss) on Divestitures, net

Gain/(loss) on divestitures, net consists entirely of the loss incurred on the divestiture of a subsidiary of the Company in 2020.

Other Income/(Expense), net

Other income/(expense), net consists primarily of interest income, foreign currency gains or losses, and import tax credits.

Provision for/(Benefit from) Income Taxes

Provision for/(benefit from) income taxes consists primarily of income taxes related to U.S. federal and state income taxes and income taxes in foreign jurisdictions in which we conduct business.

Results of Operations

Comparison of Three Months Ended June 30, 2021 and 2020

The following table sets forth our consolidated statement of operations and comprehensive loss data for the period indicated:

	Three Months Ended June 30,
	2021	2020
	(in thousands)
Consolidated Statement of Operations and Comprehensive Loss Data:
Revenue:
Event cloud	$85,590	$76,703
Hospitality cloud	37,224	48,455

Total revenue	122,814	125,158
Cost of revenue	45,999	42,485

Gross profit	76,815	82,673
Operating expenses:
Sales and marketing	33,070	32,474
Research and development	24,657	22,875
General and administrative	21,600	20,446
Intangible asset amortization, exclusive of amounts included in cost of revenue	12,929	13,468

Total operating expenses	92,256	89,263

Loss from operations	(15,441)	(6,590)
Interest expense	(7,638)	(8,828)
Amortization of deferred financial costs and debt discount	(941)	(951)
Loss on divestures, net	—	(9,634)
Other income, net	3,998	20

Loss before income taxes	(20,022)	(25,983)
Provision for income taxes	1,825	2,018

Net loss	$(21,847)	$(28,001)

The following table sets forth our consolidated statements of operations data expressed as a percentage of total revenue for the period indicated:

	Three Months Ended June 30,
	2021	2020
Consolidated Statement of Operations and Comprehensive Loss Data:
Revenue:
Event cloud	69.7%	61.3%
Hospitality cloud	30.3%	38.7%

Total revenue	100.0%	100.0%
Cost of revenue	37.5%	33.9%

Gross profit	62.5%	66.1%
Operating expenses:
Sales and marketing	26.9%	25.9%
Research and development	20.1%	18.3%
General and administrative	17.6%	16.3%
Intangible asset amortization, exclusive of amounts included in cost of revenue	10.5%	10.8%

Total operating expenses	75.1%	71.3%

Loss from operations	(12.6)%	(5.3)%
Interest expense	(6.2)%	(7.1)%
Amortization of deferred financial costs and debt discount	(0.8)%	(0.8)%
Loss on divestures, net	0.0%	(7.7)%
Other income, net	3.3%	0.0%

Loss before income taxes	(16.3)%	(20.8)%
Provision for income taxes	1.5%	1.6%

Net loss	(17.8)%	(22.4)%

Revenue

	Three Months Ended June 30,
	2021	2020	$ Change	% Change
	(in thousands)
Revenue:
Event Cloud	$85,590	$76,703	$8,887	11.6%
Hospitality Cloud	37,224	48,455	(11,231)	(23.2)%

Total revenue	$122,814	$125,158	$(2,344)	(1.9)%

Total revenue for the three months ended June 30, 2021 was $122.8 million, a decrease of $2.3 million, or (1.9)% compared to the three months ended June 30, 2020. Event Cloud revenue accounted for $85.6 million, or 69.7% of total revenue, and Hospitality Cloud revenue accounted for $37.2 million, or 30.3% of total revenue, for the three months ended June 30, 2021.

Event Cloud revenue increased $8.9 million, or 11.6%, during the three months ended June 30, 2021 compared to the prior year. This increase was primarily due to revenue from our new virtual product, Attendee Hub, which we introduced at the end of August 2020. This increase was offset by a decline in revenue from products that support the in-person meetings and event experience, such as Onsite Solutions and Mobile, as their sales were negatively impacted by the COVID 19 pandemic in 2020 and first half of 2021.

Hospitality Cloud revenue decreased $11.2 million, or (23.2)%, during the three months ended June 30, 2021 compared to the prior year primarily due to the suspension of in-person meetings and events caused by the global COVID-19 pandemic, which began to significantly affect our business in March 2020.

We generate the majority of our revenue from North America. Revenue from outside North America accounted for 13.3% and 12.3%, respectively, of total revenue for the three months ended June 30, 2021 and 2020, respectively. In the near-term, in absolute dollars, we expect that total revenue from outside North America will increase at the same rate as the rest of our business, and as such, we expect total revenue from outside of North America as proportion of total revenue will not substantially change.

Cost of Revenue

	Three Months Ended June 30,
	2021	2020	$ Change	% Change
	(in thousands)
Cost of revenue	$45,999	$42,485	$3,514	8.3%

Cost of revenue for the three months ended June 30, 2021 was $46.0 million, an increase of $3.5 million, or 8.3%, compared to the three months ended June 30, 2020. This increase in cost of revenue was driven by an increase in costs related to supporting virtual, in-person, and hybrid events. These costs include virtual third-party costs, which increased $2.1 million, and credit card interchange fees related to our merchant services business, which increased $1.5 million. Additionally, amortization of capitalized software development costs increased $1.1 million as a result of continued enhancement of our product platform, employee expenses increased $0.5 million and hosting expense increased $0.4 million. These cost increases were offset by a $1.3 million decline in restructuring expense, a $0.4 million decrease in depreciation expense and $0.3 million decline in intangible asset amortization.

Operating Expenses

	Three Months Ended June 30,
	2021	2020	$ Change	% Change
	(in thousands)
Operating Expenses:
Sales and marketing	$33,070	$32,474	$596	1.8%
Research and development	24,657	22,875	1,782	7.8%
General and administrative	21,600	20,446	1,154	5.6%
Intangible asset amortization, exclusive of amounts included in cost of revenue	12,929	13,468	(539)	(4.0)%

Total operating expenses	$92,256	$89,265	$2,991	3.4%

Sales and Marketing. Sales and marketing expenses for the three months ended June 30, 2021 were $33.1 million, an increase of $0.6 million, or 1.8%, compared to the three months ended June 30, 2020. This increase was driven primarily by a $1.6 million increase in marketing program expenses and a $1.1 million increase in stock-based compensation. Partially offsetting these increases were a $0.9 million decrease in restructuring expense, a $0.6 million decrease in facility and depreciation costs, and a $0.3 million reduction in employee expense.

Research and Development. Research and development expenses for the three months ended June 30, 2021 were $24.7 million, an increase of $1.8 million, or 7.8%, compared to the three months ended June 30, 2020. This increase was driven primarily by higher employee expenses of $2.3 million due to a 2.3% increase in average headcount, $0.9 million in increased stock-based compensation and a $0.2 million increase in contracted services. These increases were partially offset by lower restructuring expense of $0.8 million, a $0.7 million wage subsidy received in 2021 pursuant to the Canada Emergency Wage Subsidy program and a $0.2 million decrease in depreciation expense.

General and Administrative. General and administrative expenses for the three months ended June 30, 2021 were $21.6 million, an increase of $1.2 million, or 5.6%, compared to the three months ended June 30, 2020. This increase was driven primarily by a $1.1 million increase in transaction costs associated with amending our credit facility agreement, costs incurred as part of the ongoing merger process with Dragoneer, and costs associated with the acquisition of Shoflo, LLC in May 2021, a $0.9 million increase in bad debt expense, a $0.7 million increase in contracted services, and a $0.7 million increase in stock-based compensation. Partially offsetting these increases were a $1.4 million decrease in legal costs associated with an ongoing litigation matter, a $0.4 million decrease in restructuring expense, and a $0.4 million decrease in licenses and fees.

Intangible Asset Amortization, Exclusive of Amounts Included in Cost of Revenue. Intangible asset amortization, exclusive of amounts included in cost of revenue for the three months ended June 30, 2021 was $12.9 million, a decrease of $0.5 million, or 4.0%, compared to the three months ended June 30, 2020. This decrease was driven primarily by the scheduled decline in the amortization of intangible assets acquired in past years and no business acquisitions occurring in 2020.

Interest Expense

	Three Months Ended June 30,
	2021	2020	$ Change	% Change
	(in thousands)
Interest expense	$(7,638)	$(8,828)	$1,190	(13.5)%

Interest expense for the three months ended June 30, 2021 was $7.6 million, a decrease of $1.2 million, or (13.5)%, compared to the three months ended June 31, 2020. This decrease was driven primarily by a lower variable rate, i.e., one-month LIBOR, which declined by approximately 40 basis points on average, on our outstanding long-term debt. The Revolving Credit Facility was fully re-paid in April 2021.

Amortization of Deferred Financing Costs and Debt Discount

	Three Months Ended June 30,
	2021	2020	$ Change	% Change
	(in thousands)
Amortization of deferred financing costs and debt discount	$(941)	$(951)	$10	1.1%

Amortization of deferred financing costs and debt discount for the three months ended June 30, 2021 was $0.9 million, which did not change compared to the three months ended June 30, 2020.

Loss on Divestitures, Net

	Three Months Ended June 30,
	2021	2020	$ Change	% Change
	(in thousands)
Loss on divestitures, net	$—	$(9,634)	$9,634	100.0%

Loss on divestitures, net for the three months ended June 30, 2021 was $0 compared to a loss of $(9.6) million for the three months ended June 30, 2020. This loss is result of the divestiture of Kapow Events in June 2020. There were no divestitures in 2021.

Other Income, Net

	Three Months Ended June 30,
	2021	2020	$ Change	% Change
	(in thousands)
Other income, net	$3,998	$20	$3,978	19,890.0%

Other income, net for the three months ended June 30, 2021 was $4.0 million, an increase of $4.0 million, compared to the three months ended June 30, 2020. This increase was primarily driven by a sales tax settlement received.

Provision for Income Taxes

	Three Months Ended June 30,
	2021	2020	$ Change	% Change
	(in thousands)
Provision for income taxes	$1,825	$2,018	$(193)	(9.6)%

Provision for income taxes for the three months ended June 30, 2021 was $1.8 million, a decrease of $0.2 million, or (9.6)%, compared to the three months ended June 30, 2020. This decrease was driven primarily by the impact of the reduction of foreign pre-tax book income.

Comparison of Six Months Ended June 30, 2021 and 2020

The following table sets forth our consolidated statement of operations and comprehensive loss data for the period indicated:

	Six Months Ended June 30,
	2021	2020
	(in thousands)
Consolidated Statement of Operations and Comprehensive Loss Data: :
Revenue:
Event cloud	$166,723	$165,158
Hospitality cloud	73,378	99,550

Total revenue	240,101	264,708
Cost of revenue	89,844	94,446

Gross profit	150,257	170,262
Operating expenses:
Sales and marketing	61,907	70,539
Research and development	46,331	48,021
General and administrative	38,354	43,638
Intangible asset amortization, exclusive of amounts included in cost of revenue	25,964	26,925

Total operating expenses	172,556	189,123

Loss from operations	(22,299)	(18,861)
Interest expense	(15,171)	(19,544)
Amortization of deferred financial costs and debt discount	(1,884)	(1,904)
Loss on divestures, net	—	(9,634)
Other income, net	4,271	1,457

Loss before income taxes	(35,083)	(48,486)
Provision for income taxes	3,325	4,222

Net loss	$(38,408)	$(52,708)

The following table sets forth our consolidated statements of operations data expressed as a percentage of total revenue for the period indicated:

	Six Months Ended June 30,
	2021	2020
Consolidated Statement of Operations and Comprehensive Loss Data:
Revenue:
Event cloud	69.4%	62.4%
Hospitality cloud	30.6%	37.6%

Total revenue	100.0%	100.0%
Cost of revenue	37.4%	35.7%

Gross profit	62.6%	64.3%
Operating expenses:
Sales and marketing	25.8%	26.6%
Research and development	19.3%	18.1%
General and administrative	16.0%	16.5%
Intangible asset amortization, exclusive of amounts included in cost of revenue	10.8%	10.2%

Total operating expenses	71.9%	71.4%

Loss from operations	(9.3)%	(7.1)%
Interest expense	(6.3)%	(7.4)%
Amortization of deferred financial costs and debt discount	(0.8)%	(0.7)%
Loss on divestures, net	0.0%	(3.6)%
Other income, net	1.8%	0.6%

Loss before income taxes	(14.6)%	(18.3)%
Provision for income taxes	1.4%	1.6%

Net loss	(16.0)%	(19.9)%

Revenue

	Six Months Ended June 30,
	2021	2020	$ Change	% Change
	(in thousands)
Revenue:
Event cloud	$166,723	$165,158	$1,565	0.9%
Hospitality cloud	73,378	99,550	(26,172)	(26.3)%

Total revenue	$240,101	$264,708	$(24,607)	(9.3)%

Total revenue for the six months ended June 30, 2021 was $240.1 million, a decrease of $24.6 million, or (9.3)%, compared to the six months ended June 30, 2020. Event Cloud revenue accounted for $166.7 million, or 69.4% of total revenue, and Hospitality Cloud revenue accounted for $73.4 million, or 30.6% of total revenue, for the six months ended June 30, 2021.

Event Cloud revenue increased $1.6 million, or 0.9%, during the six months ended June 30, 2021 compared to the prior year. This increase was primarily due to revenue from our new virtual product, Attendee Hub, which we introduced at the end of August 2020. This increase was offset by a decline in revenue from products that support the in-person meetings and event experience, such as Onsite Solutions and Mobile, as their sales were negatively impacted by the COVID-19 pandemic in 2020 and first half of 2021.

Hospitality Cloud revenue decreased $26.2 million, or (26.3)%, during the six months ended June 30, 2021 compared to the prior year primarily due to the suspension of in-person meetings and events caused by the global COVID-19 pandemic, which began to significantly affect our business in March 2020.

We generate the majority of our revenue from North America. Revenue from outside North America accounted for 13.5% and 12.0%, respectively, of total revenue for the six months ended June 30, 2021 and 2020, respectively. In the near-term, in absolute dollars, we expect that total revenue from outside North America will increase at the same rate as the rest of our business, and as such, we expect total revenue from outside of North America as proportion of total revenue will not substantially change.

Cost of Revenue

	Six Months Ended June 30,
	2021	2020	$ Change	% Change
	(in thousands)
Cost of revenue	$89,844	$94,446	$(4,602)	(4.9)%

Cost of revenue for the six months ended June 30, 2021 was $89.8 million, a decrease of $4.6 million, or (4.9)%, compared to the six months ended June 30, 2020. This decrease in cost of revenue was driven by a decrease in onsite third-party costs related to supporting in-person events, which declined $4.4 million as a result of the suspension of in-person meetings and events caused by the global COVID-19 pandemic, which began to significantly affect our business in March 2020. Additionally, employee expense declined by $3.2 million due to a 9.7% reduction in average headcount partially due to the global reduction in force completed in May 2020 and a $1.0 million wage subsidy received in 2021 pursuant to the Canada Emergency Wage Subsidy program, restructuring expense decreased $1.3 million, depreciation expense decreased $0.9 million, and intangible asset amortization declined $0.8 million. These cost declines were offset by a $3.6 million increase in virtual event-related third-party costs, a $2.6 million increase in amortization of capitalized development costs as a result of continued enhancement of our product platform and a $1.2 million increase in hosting expense.

Operating Expenses

	Six Months Ended June 30,
	2021	2020	$ Change	% Change
	(in thousands)
Operating Expenses:
Sales and marketing	$61,907	$70,539	$(8,632)	(12.2)%
Research and development	46,331	48,021	(1,690)	(3.5%
General and administrative	38,354	43,638	(5,284)	(12.1)%
Intangible asset amortization, exclusive of amounts included in cost of revenue	25,964	26,925	(961)	(3.6)%

Total operating expenses	$172,556	$189,123	$(16,567)	(8.8)%

Sales and Marketing.

Sales and marketing expenses for the six months ended June 30, 2021 were $61.9 million, a decrease of $8.6 million, or (12.2)%, compared to the six months ended June 30, 2020. This decrease was driven primarily by a $5.1 million decrease in employee expense due to a 14.1% decline in average headcount and a $0.4 million wage subsidy received in 2021 pursuant to the Canada Emergency Wage Subsidy program, a $1.0 million decrease in travel expenses, a $0.9 million reduction in restructuring expense, a $0.6 million decrease in depreciation expense, a $0.5 million decrease in facility costs, which are allocated based upon headcount, and a $0.4 million decrease in licenses and fees.

Research and Development. Research and development expenses for the six months ended June 30, 2021 were $46.3 million, a decrease of $1.7 million, or (3.5)%, compared to the six months ended June 30, 2020. This decrease was driven primarily by a $3.4 million decrease due to a wage subsidy received in 2021 pursuant to the Canada Emergency Wage Subsidy program, a $0.9 million decrease in restructuring expense, and a $0.4 million decrease in depreciation expense. These declines were partially offset by a $3.2 million increase in employee expense due to a decline in capitalized software development costs.

General and Administrative. General and administrative expenses for the six months ended June 30, 2021 were $38.4 million, a decrease of $5.3 million, or (12.1)%, compared to the six months ended June 30, 2020. This decrease was driven primarily by a $1.5 million decrease in legal costs associated with an ongoing litigation matter, a $1.5 million decrease in employee expense due to a 7.6% decline in average headcount, $1.4 decrease in stock-based compensation, a $1.0 million decrease in travel expenses, a $0.8 million decrease in licenses and fees, and a $0.3 million decrease in restructuring expense. Partially offsetting these decreases was a $1.2 million increase in transaction costs associated with amending our credit facility agreement, costs incurred as part of the ongoing merger process with Dragoneer, and costs associated with the acquisition of Shoflo, LLC in May 2021.

Intangible Asset Amortization, Exclusive of Amounts Included in Cost of Revenue. Intangible asset amortization, exclusive of amounts included in cost of revenue for the six months ended June 30, 2021 was $25.9 million, a decrease of $1.0 million, or (3.6)%, compared to the six months ended June 30, 2020. This decrease was driven primarily by the scheduled decline in the amortization of intangible assets acquired in past years and no business acquisitions occurring in 2020.

Interest Expense

	Six Months Ended June 30,
	2021	2020	$ Change	% Change
	(in thousands)
Interest expense	$(15,171)	$(19,544)	$4,373	22.4%

Interest expense for the six months ended June 30, 2021 was $15.2 million, a decrease of $4.4 million, or (22.4)%, compared to the six months ended June 31, 2020. This decrease was driven primarily by a lower variable rate, i.e., one-month LIBOR, which declined by approximately 100 basis points on average, on our outstanding long-term debt.

Amortization of Deferred Financing Costs and Debt Discount

	Six Months Ended June 30,
	2021	2020	$ Change	% Change
	(in thousands)
Amortization of deferred financing costs and debt discount	$(1,884)	$(1,904)	$(20)	1.1%

Amortization of deferred financing costs and debt discount for the six months ended June 30, 2021 was $1.9 million, which did not change compared to the six months ended June 30, 2020.

Loss on Divestitures, Net

	Six Months Ended June 30,
	2021	2020	$ Change	% Change
	(in thousands)
Loss on divestitures, net	$—	$(9,634)	$9,634	100.0%

Loss on divestitures, net for the six months ended June 30, 2021 was $0 compared to a loss of $(9.6) million for the six months ended June 30, 2020. This loss is result of the divestiture of Kapow Events in June 2020. There were no divestitures in 2021.

Other Income, Net

	Six Months Ended June 30,
	2021	2020	$ Change	% Change
	(in thousands)
Other income, net	$4,271	$1,457	$2,814	193.1%

Other income, net for the six months ended June 30, 2021 was $4.3 million, an increase of $2.8 million, compared to the six months ended June 30, 2020. This increase was primarily driven by a sales tax settlement received, which was partially offset by a decrease in foreign currency losses. This decrease in foreign currency losses was driven primarily by fluctuations in the British Pound, Euro and Canadian Dollar currencies.

Provision for Income Taxes

	Six Months Ended June 30,
	2021	2020	$ Change	% Change
	(in thousands)
Provision for income taxes	$3,325	$4,222	$(897)	(21.2)%

Provision for income taxes for the six months ended June 30, 2021 was $3.3 million, a decrease of $0.9 million, or (21.2)%, compared to the six months ended June 30, 2020. This decrease was driven primarily by the impact of the reduction of foreign pre-tax book income.

Comparison of Years Ended December 31, 2020 and 2019

The following table sets forth our consolidated statement of operations and comprehensive loss data for the period indicated:

	Year Ended December 31,
	2020	2019
	(in thousands)
Consolidated Statement of Operations and Comprehensive Loss Data:
Revenue:
Event cloud	$316,080	$379,216
Hospitality cloud	182,620	188,388

Total revenue	498,700	567,604
Cost of revenue	176,250	211,857

Gross profit	322,450	355,747
Operating expenses:
Sales and marketing	128,388	155,801
Research and development	87,866	96,012
General and administrative	80,564	92,018
Intangible asset amortization, exclusive of amounts included in cost of revenue	53,844	57,685

Total operating expenses	350,662	401,516

Loss from operations	(28,212)	(45,769)
Interest expense	(35,557)	(47,875)
Amortization of deferred financial costs and debt discount	(3,798)	(3,836)
Loss on divestures, net	(9,634)	—
Other income/(expense), net	1,333	(294)

Loss before income taxes	(75,868)	(97,774)
Provision for/(benefit from) income taxes	7,865	(6,013)

Net loss	$(83,733)	$(91,761)

The following table sets forth our consolidated statements of operations data expressed as a percentage of total revenue for the period indicated:

	Year Ended December 31,
	2020	2019
Consolidated Statement of Operations and Comprehensive Loss Data:
Revenue:
Event cloud	63.4%	66.8%
Hospitality cloud	36.6%	33.2%

Total revenue	100.0%	100.0%
Cost of revenue	35.3%	37.3%

Gross profit	64.7%	62.7%
Operating expenses:
Sales and marketing	25.7%	27.4%
Research and development	17.6%	16.9%
General and administrative	16.2%	16.2%
Intangible asset amortization, exclusive of amounts included in cost of revenue	10.8%	10.2%

Total operating expenses	70.3%	70.7%

Loss from operations	(5.7)%	(8.1)%
Interest expense	(7.1)%	(8.4)%
Amortization of deferred financial costs and debt discount	(0.8)%	(0.7)%
Loss on divestures, net	(1.9)%	—
Other income/(expense), net	0.3%	(0.1)%

Loss before income taxes	(15.2)%	(17.2)%
Provision for/(benefit from) income taxes	1.6%	(1.1)%

Net loss	(16.8)%	(16.2)%

Revenue

	Year Ended December 31,
	2020	2019	$ Change	% Change
	(in thousands)
Revenue:
Event cloud	$316,080	$379,216	$(63,136)	(16.6)%
Hospitality cloud	182,620	188,388	(5,768)	(3.1)%

Total revenue	$498,700	$567,604	$(68,904)	(12.1)%

Total revenue for the year ended December 31, 2020 was $498.7 million, a decrease of $68.9 million, or (12.1)% compared to the year ended December 31, 2019. Event Cloud revenue accounted for $316.1 million, or 63.4% of total revenue, and Hospitality Cloud revenue accounted for $182.6 million, or 36.6% of total revenue, for the year ended December 31, 2020.

Event Cloud revenue decreased $63.1 million, or (16.6)%, during the year ended December 31, 2020 compared to the prior year primarily due to the suspension of in-person meetings and events caused by the global COVID-19 pandemic, which began to significantly affect the Company in March 2020. Revenue from products that support the in-person meetings and event experience, such as Onsite Solutions and Mobile, were most negatively impacted. Revenue from our Event Management product, which supports both in-person and virtual meetings, was not as negatively impacted. These declines were partially offset by revenue generated by our new virtual product, Attendee Hub, which we introduced at the end of August 2020.

Hospitality Cloud revenue decreased $5.8 million, or (3.1)%, during the year ended December 31, 2020 compared to the prior year primarily due to the suspension of in-person meetings and events caused by the global COVID-19 pandemic, which began to significantly affect our business in March 2020. Despite the suspension of in-person meetings and events, Hospitality Cloud revenue declined only 3.1% compared to the prior year owing to the strong fourth quarter sales performance, in part due to increased prices for CSN, and the fact that revenue for Hospitality Cloud software products is recognized ratably over the term of the contract, most of which are for one or more years.

We generate the majority of our revenue from North America. Revenue from outside North America accounted for 12.3% and 11.7%, respectively, of total revenue for the years ended December 31, 2020 and 2019, respectively. In the near-term, in absolute dollars, we expect that total revenue from outside North America will increase at the same rate as the rest of our business, and as such, we expect total revenue from outside of North America as proportion of total revenue will not substantially change.

Cost of Revenue

	Year Ended December 31,
	2020	2019	$ Change	% Change
	(in thousands)
Cost of Revenue	$176,250	$211,857	$(35,607)	(16.8)%

Cost of revenue for the year ended December 31, 2020 was $176.3 million, a decrease of $35.6 million, or (16.8)%, compared to the year ended December 31, 2019. This decrease in cost of revenue was driven primarily by a decline in costs related to supporting in-person events, which were suspended in March 2020 due to the global COVID-19 pandemic. These costs include onsite third-party costs, which declined $18.3 million, credit card interchange fees related to our merchant services business, which declined $12.1 million, and employee expenses, which declined $11.0 million due to an 11.8% reduction in average headcount. This reduction in headcount was primarily the result of the global reduction in force in May 2020 in response to COVID-19. Additionally, costs associated with Cvent CONNECT declined $2.8 million as a result of the event being held virtually in 2020, and travel expenses declined $2.5 million as a result of corporate travel stopping in March 2020 due to the global COVID-19 pandemic. These cost declines were offset by a $10.8 million increase in amortization of capitalized software development costs as a result of continued enhancement of our product platform.

Operating Expenses

	Year Ended December 31,
	2020	2019	$ Change	% Change
	(in thousands)
Operating Expenses:
Sales and marketing	$128,388	$155,801	$(27,413)	(17.6)%
Research and development	87,866	96,012	(8,146)	(8.5)%
General and administrative	80,564	92,018	(11,454)	(12.4)%
Intangible asset amortization, exclusive of amounts included in cost of revenue	53,844	57,685	(3,841)	(6.7)%

Total operating expenses	$350,662	$401,516	$(50,854)	(12.7)%

Sales and Marketing. Sales and marketing expenses for the year ended December 31, 2020 were $128.4 million, a decrease of $27.4 million, or (17.6)%, compared to the year ended December 31, 2019. This decrease was driven primarily by an $8.7 million reduction in marketing program spend, a $7.5 million decline in costs associated with Cvent CONNECT due to it being held virtually, a $4.5 million decline in travel, meals and entertainment costs as a result of corporate travel stopping in March 2020 due to the global COVID-19 pandemic and a $2.7 million fee incurred in connection with terminating an Australian reseller agreement to bring all Australian sales under our direct sales team incurred in 2019 that did not recur in 2020. The remaining decline was the result of a $1.4 million decrease in employee expenses due to a 5.9% reduction in average headcount partially lower headcount due to the global reduction in force completed in May 2020 and a $1.1 million decrease in contracted services.

Research and Development. Research and development expenses for the year ended December 31, 2020 were $87.9 million, a decrease of $8.1 million, or (8.5)%, compared to the year ended December 31, 2019. This decrease was driven primarily by lower employee expenses of $6.3 million due to a 1.3% reduction in average headcount partially due to the global reduction in force completed in May 2020 and a $1.4 million wage subsidy received in 2021 pursuant to the Canada Emergency Wage Subsidy program, a $1.4 million decline in travel, meals and entertainment costs as a result of corporate travel stopping in March 2020 due to the global COVID-19 pandemic and lower contracted development services of $1.5 million. These reductions were partially offset by higher software license fees of $1.0 million.

General and Administrative. General and administrative expenses for the year ended December 31, 2020 were $80.6 million, a decrease of $11.5 million, or (12.4)%, compared to the year ended December 31, 2019. This decrease was driven primarily by a $4.7 million reduction in professional services fees, a $4.1 million decline in employee expenses due to a 7.3% reduction in average headcount partially due to the global reduction in force completed in May 2020, no acquisition costs in 2020, compared to 2019, during which $3.3 million in acquisition costs were incurred, and a $1.9 million decline in travel, meals and entertainment as a result of corporate travel stopping in March 2020 due to the global COVID-19 pandemic. Additionally, costs associated with lower office supplies, computer hardware and recruiting contributed to the decline in costs. These cost declines were partially offset by $2.5 million of increased outside legal fees associated with prosecuting a trade secret misappropriation claim, $1.9 million of higher bad debt expense associated with an increase in the allowance for expected credit losses of certain accounts receivable due to the effect of the global COVID-19 pandemic on our client’s operations and a $1.6 million increase in restructuring expense associated with shuttering certain office spaces.

Intangible Asset Amortization, Exclusive of Amounts Included in Cost of Revenue. Intangible asset amortization, exclusive of amounts included in cost of revenue for the year ended December 31, 2020 was $53.8 million, a decrease of $3.8 million, or (6.7)%, compared to the year ended December 31, 2019. This decrease was driven primarily by the scheduled decline in the amortization of intangible assets acquired in past years and no business acquisitions occurring in 2020.

Interest Expense

	Year Ended December 31,
	2020	2019	$ Change	% Change
	(in thousands)
Interest expense	$(35,557)	$(47,875)	$12,318	25.7%

Interest expense for the year ended December 31, 2020 was $35.6 million, a decrease of $12.3 million, or (25.7)%, compared to the year ended December 31, 2019. This decrease was driven primarily by a lower variable rate, i.e., one-month LIBOR, which declined by approximately 170 basis points on average, on our outstanding long-term debt.

Amortization of Deferred Financing Costs and Debt Discount

	Year Ended December 31,
	2020	2019	$ Change	% Change
	(in thousands)
Amortization of deferred financing costs and debt discount	$(3,798)	$(3,836)	$(38)	(1.0)%

Amortization of deferred financing costs and debt discount for the year ended December 31, 2020 was $3.8 million, which did not change compared to the year ended December 31, 2019.

Loss on Divestitures, Net

	Year Ended December 31,
	2020	2019	$ Change	% Change
	(in thousands)
Loss on divestitures, net	$(9,634)	$—	$(9,634)	(100.0)%

Loss on divestitures, net for the year ended December 31, 2020 was $(9.6) million. This loss is result of the divestiture of Kapow Events in June 2020. There were no divestitures in 2019.

Other Income/(Expense), Net

	Year Ended December 31,
	2020	2019	$ Change	% Change
	(in thousands)
Other income/(expense), net	$1,333	$(294)	$1,627	553.4%

Other income/(expense), net for the year ended December 31, 2020 was $1.3 million, an increase of $1.6 million, or 553.0%, compared to the year ended December 31, 2019. This increase was driven primarily by proceeds from the sale of import tax credit certificates and interest income, partially offset by a decrease in foreign currency losses. This decrease in foreign currency losses was driven primarily by fluctuations in the British Pound, Euro and Canadian Dollar currencies.

Provision for/(Benefit from) Income Taxes

	Year Ended December 31,
	2020	2019	$ Change	% Change
	(in thousands)
Provision for/(benefit from) income taxes	$7,865	$(6,013)	$13,878	230.8%

Provision for/(benefit from) income taxes for the year ended December 31, 2020 was $7.9 million, an increase of $13.9 million, or 230.8%, compared to the year ended December 31, 2019. This increase was driven primarily by the impact of changes in pre-tax book income, changes in state effective tax rates and changes in the valuation allowance as a result of the reduction in deferred tax liabilities that could be used as a source of taxable income for the realization of deferred tax assets.

Comparison of Years Ended December 31, 2019 and 2018

The following table sets forth our consolidated statement of operations and comprehensive loss data for the period indicated:

	Year Ended December 31,
	2019	2018
	(in thousands)
Consolidated Statement of Operations and Comprehensive Loss Data:
Revenue:
Event cloud	$379,216	$325,219
Hospitality cloud	188,388	154,796

Total revenue	567,604	480,015
Cost of revenue	211,857	165,181

Gross profit	355,747	314,834
Operating expenses:
Sales and marketing	155,801	126,531
Research and development	96,012	78,447
General and administrative	92,018	76,155
Intangible asset amortization, exclusive of amounts included in cost of revenue	57,685	60,494

Total operating expenses	401,516	341,627

Loss from operations	(45,769)	(26,793)
Interest expense	(47,875)	(42,259)
Amortization of deferred financial costs and debt discount	(3,836)	(3,704)
Other expense, net	(294)	(1,391)

Loss before income taxes	(97,774)	(74,147)
Benefit from income taxes	(6,013)	(20,107)

Net loss	$(91,761)	$(54,040)

The following table sets forth our consolidated statements of operations data expressed as a percentage of total revenue for the period indicated:

	Year Ended December 31,
	2019	2018
Consolidated Statement of Operations and Comprehensive Loss Data:
Revenue:
Event cloud	66.8%	67.8%
Hospitality cloud	33.2%	32.2%

Total revenue	100.0%	100.0%
Cost of revenue	37.3%	34.4%

Gross profit	62.7%	65.6%
Operating expenses:
Sales and marketing	27.4%	26.4%
Research and development	16.9%	16.3%
General and administrative	16.2%	15.9%
Intangible asset amortization, exclusive of amounts included in cost of revenue	10.2%	12.6%

Total operating expenses	70.7%	71.2%

Loss from operations	(8.1)%	(5.6)%
Interest expense	(8.4)%	(8.8)%
Amortization of deferred financial costs and debt discount	(0.7)%	(0.8)%
Other expense, net	(0.1)%	(0.3)%

Loss before income taxes	(17.2)%	(15.4)%
Benefit from income taxes	(1.1)%	(4.2)%

Net loss	(16.2)%	(11.3)%

Revenue

	Year Ended December 31,
	2019	2018	$ Change	% Change
Revenue:
Event cloud	$379,216	$325,219	$53,997	16.6%
Hospitality cloud	188,388	154,796	33.592	21.7%

Total revenue	$567,604	$480,015	$87,589	18.2%

Total revenue for the year ended December 31, 2019 was $567.6 million, an increase of $87.6 million, or 18.2% compared to the year ended December 31, 2018. Event Cloud revenue accounted for $379.2 million, or 66.8% of total revenue, and Hospitality Cloud revenue accounted for $188.4 million, or 33.2% of total revenue, for the year ended December 31, 2019.

Event Cloud revenue increased $54.0 million, or 16.6%, during the year ended December 31, 2019 compared to the prior year primarily due to strong demand for our Event Management, Onsite Solutions and Mobile products.

Hospitality Cloud revenue increased by $33.6 million, or 21.7%, during the year ended December 31, 2019 compared to the prior year primarily due strong demand for our CSN, Passkey and Business Transient products, in addition to incremental full-year revenue from Social Tables, which was acquired in October 2018.We generate the majority of our revenue from North America. Revenue from outside North America accounted for 11.7% and 11.8%, respectively, of total revenue for the years ended December 31, 2019 and 2018, respectively. In the near-term, in absolute dollars, we expect that total revenue from outside North America will increase at the same rate as the rest of our business, and as such, we expect total revenue from outside of North America as proportion of total revenue will not substantially change.

Cost of Revenue

	Year Ended December 31,
	2019	2018	$ Change	% Change
Cost of revenue	$211,857	$165,181	$46,676	28.3%

Cost of revenue for the year ended December 31, 2019 was $211.9 million, an increase of $46.7 million, or 28.3%, compared to the year ended December 31, 2018. The increase in cost of revenue was driven by an increase of $14.9 million in employee expense due to 26.6% growth in average headcount, a $13.2 million increase in amortization of capitalized software development costs as a result of continued enhancement of our product platform, a $7.5 million increase in hosting expense, a $5.0 million increase in onsite third-party costs, a $1.8 million increase in Cvent CONNECT, and a $1.5 million increase in credit card interchange fees related to our merchant services business.

Operating Expenses

	Year Ended December 31,
	2019	2018	$ Change	% Change
Operating Expenses:
Sales and marketing	$155,801	$126,531	$29,270	23.1%
Research and development	96,012	78,447	17,565	22.4%
General and administrative	92.018	76,155	15,863	20.8%
Intangible asset amortization, exclusive of amounts included in cost of revenue	57,685	60,494	(2,809)	(4.6)%

Total operating expenses	$401,516	$341.627	$59,889	17.5%

Sales and Marketing. Sales and marketing expenses for the year ended December 31, 2019 were $155.8 million, an increase of $29.3 million, or 23.1%, compared to the year ended December 31, 2018. This increase was driven primarily by a $18.3 million increase in employee expenses due to a 23.3% increase in average headcount, a $4.5 million increase in marketing program spend, a $1.1 million increase in costs associated with Cvent CONNECT, a $1.0 million increase in facility costs, which are allocated based upon headcount, and a $2.7 million fee incurred in connection with terminating an Australian reseller agreement to bring all Australian sales under our direct sales team.

Research and Development. Research and development expenses for the year ended December 31, 2019 were $96.0 million, an increase of $17.6 million, or 22.4%, compared to the year ended December 31, 2018. This increase was driven primarily by a $15.2 million increase in employee expenses due to a 23.8% increase in average headcount, a $1.8 million increase in facility costs, which are allocated based on headcount, and a $0.5 million increase in licenses and fees.

General and Administrative. General and administrative expenses for the year ended December 31, 2019 were $92.0 million, an increase of $15.9 million, or 20.8%, compared to the year ended December 31, 2018. This increase was driven primarily by a $6.2 million increase in employee expenses due to 20.0% increase in average headcount, a $3.8 million increase in licenses and fees, a $1.7 million increase in contracted and professional services, a $1.5 million increase in restructuring expense associated with shuttering certain office spaces, a $1.3 million increase in outside legal fees primarily associated with prosecuting a trade secret misappropriation claim, a $1.1 million increase in depreciation expense, a $1.0 million increase in telecom expense, a $0.9 million increase in acquisition-related costs, and increased office supplies, facilities, and travel, meals and entertainment. These cost increases were partially offset by a $3.4 million decline in miscellaneous indirect taxes and a $1.6 million decline in integration consulting costs related to significant corporate system conversions that occurred in 2017 and 2018.

Intangible Asset Amortization, Exclusive of Amounts Included in Cost of Revenue. Intangible asset amortization, exclusive of amounts included in cost of revenue for the year ended December 31, 2019 was $57.7 million, a decrease of $2.8 million, or 4.6%, compared to the year ended December 31, 2018. This decrease was driven primarily by the scheduled decline in the amortization of intangible assets acquired in past years.

Interest Expense

	Year Ended December 31,
	2019	2018	$ Change	% Change
	(in thousands)
Interest expense	$(47,875)	$(42,259)	$(5,616)	(13.3)%

Interest expense for the year ended December 31, 2019 was $47.9 million, an increase of $5.6 million, or 13.3%, compared to the year ended December 31, 2018. This increase was driven primarily by the additional long-term debt taken on by the Company in October 2018 to finance the acquisition of Social Tables.

Amortization of Deferred Financing Costs and Debt Discount

	Year Ended December 31,
	2019	2018	$ Change	% Change
	(in thousands)
Amortization of deferred financing costs and debt discount	$(3,836)	$(3,704)	$(132)	(3.6)%

Amortization of deferred financing costs and debt discount for the year ended December 31, 2019 was $3.8 million compared to $3.7 million for the year ended December 31, 2018.

Other Expense, Net

	Year Ended December 31,
	2019	2018	$ Change	% Change
	(in thousands)
Other expense, net	$(294)	$(1,391)	$1,097	78.9%

Other expense, net for the year ended December 31, 2019 was $(0.3) million, a decline of $1.1 million or 78.9% compared to the year ended December 31, 2018. The decline was primarily driven by a decrease in foreign currency losses, an increase in interest income, and job grant subsidy received in 2018 that did not recur in 2019. This decrease in foreign currency losses was driven primarily by fluctuations in the British Pound, Euro and Canadian Dollar currencies.

Benefit from Income Taxes

	Year Ended December 31,
	2019	2018	$ Change	% Change
	(in thousands)
Benefit from income taxes	$(6,013)	$(20,107)	$14,094	70.1%

Benefit from income taxes for the year ended December 31, 2019 declined by $14.1 million or 70.1% as compared to the year ended December 31, 2018. This decrease was driven primarily by the impact of changes in state effective tax rates and changes in the valuation allowance as a result of the reduction in deferred tax liabilities that could be used as a source of taxable income for the realization of deferred tax assets offset by changes in pre-tax book income.

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we believe the non-GAAP measures of Adjusted EBITDA and Adjusted EBITDA margin are useful in evaluating our operating performance. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and assists in comparisons with other companies, some of which use similar non-GAAP information to supplement their GAAP results. The non-GAAP financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly-titled non-GAAP measures used by other companies. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA and Adjusted EBITDA margin are supplemental measures of operating performance monitored by management that are not defined under GAAP and that do not represent, and should not be considered as, an alternative to net loss or net loss margin, as determined by GAAP. We define Adjusted EBITDA as net loss adjusted for interest expense, amortization of deferred financing costs and debt discount, (gain)/loss on divestitures, net, other income/(expense), net, provision for/(benefit from) income taxes, depreciation, amortization of software development costs, intangible asset amortization, stock-based compensation expense, restructuring expense, impact of adjustments to acquired unearned revenue, cost related to acquisitions, and other items. Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue adjusted for the impact of adjustments to acquired unearned revenue. We use Adjusted EBITDA and Adjusted EBITDA margin to understand and evaluate our core operating performance and trends. We believe Adjusted EBITDA and Adjusted EBITDA margin are helpful to investors, analysts, and other interested parties because it can assist in providing a more consistent and comparable overview of our operations across our historical financial periods.

Adjusted EBITDA and Adjusted EBITDA margin have limitations as analytical tools, and you should not consider either in isolation or as a substitute for analysis of our results as reported under GAAP. Because of these limitations, you should consider Adjusted EBITDA and Adjusted EBITDA alongside other financial performance measures, including net loss, net loss margin and our other GAAP results. In evaluating Adjusted EBITDA and Adjusted EBITDA margin, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA and Adjusted EBITDA margin should not be construed to imply that our future results will be unaffected by the types of items excluded from the calculation of Adjusted EBITDA and Adjusted EBITDA margin. Adjusted EBITDA and Adjusted EBITDA margin are not a presentation made in accordance with GAAP and the use of the term varies from others in our industry.

A reconciliation of Adjusted EBITDA to net loss and of Adjusted EBITDA margin to net loss margin (defined as net loss divided by revenue), the most directly comparable GAAP measure, respectively, is as follows:

	For the Three Months Ended June 30,
	2021	2020
Adjusted EBITDA:
Net loss	$(21,847)	$(28,001)
Adjustments
Interest expense	7,638	8,828
Amortization of deferred financing costs and debt discount	941	951
Loss on divestitures, net (1)	—	9,634
Other income, net	(3,998)	(20)
Provision for	1,825	2,018
Depreciation	2,901	4,017
Amortization of software development costs	15,214	14,336
Intangible asset amortization	12,929	13,468
Stock-based compensation expense	7,815	4,831
Restructuring expense (2)	312	3,784
Impact of adjustments to acquired unearned revenue (3)	42	—
Cost related to acquisitions (4)	764	182
Other items (5)	289	2,238

Adjusted EBITDA	$24,825	$36,266

Adjusted EBITDA Margin:
Revenue	$122,814	$125,158
Adjusted Revenue (6)	$122,856	$125,158
Net loss margin (6)	(17.8)%	(22.4)%
Adjusted EBITDA margin (6)	20.2%	29.0%

	For the Six Months Ended June 30,
	2021	2020
Adjusted EBITDA:
Net loss	$(38,408)	$(52,708)
Adjustments
Interest expense	15,171	19,544
Amortization of deferred financing costs and debt discount	1,884	1,904
Loss on divestitures, net (1)	—	9,634
Other income, net	(4,271)	(1,457)
Provision for income taxes	3,325	4,222
Depreciation	5,985	8,268
Amortization of software development costs	30,409	28,594
Intangible asset amortization	25,964	26,925
Stock-based compensation expense	8,423	9,678
Restructuring expense (2)	566	3,933
Impact of adjustments to acquired unearned revenue (3)	42	374
Cost related to acquisitions (4)	1,186	676
Other items (5)	(2,802)	3,279

Adjusted EBITDA	47,474	62,866

Adjusted EBITDA Margin:
Revenue	$240,101	$264,708
Adjusted Revenue (6)	$240,143	$265,082
Net loss margin (6)	(16.0)%	(19.9)%
Adjusted EBITDA margin (6)	19.8%	23.7%

	For the Year Ended December 31,
	2020	2019	2018
Adjusted EBITDA:
Net loss	$(83,733)	$(91,761)	$(54,040)
Adjustments
Interest expense	35,557	47,875	42,259
Amortization of deferred financing costs and debt discount	3,798	3,836	3,704
Loss on divestitures, net (1)	9,634	—	—
Other income/(expense), net	(1,333)	294	1,391
Provision for/(benefit from) income taxes	7,865	(6,013)	(20,107)
Depreciation	15,141	16,163	14,664
Amortization of software development costs	58,606	48,572	40,250
Intangible asset amortization	53,844	55,815	53,900
Stock-based compensation expense	17,695	18,833	17,911
Restructuring expense (2)	7,400	3,230	3,538
Impact of adjustments to acquired unearned revenue (3)	374	4,876	2,481
Cost related to acquisitions (4)	877	4,164	2,914
Other items (5)	3,853	7,096	2,515

Adjusted EBITDA	$129,578	$112,980	$111,380

Adjusted EBITDA Margin:
Revenue	$498,700	$567,604	$480,015
Adjusted Revenue (6)	$499,075	$572,481	$482,496
Net loss margin (6)	(16.8)%	(16.2)%	(11.3)%
Adjusted EBITDA margin (6)	26.0%	19.7%	23.1%

(1)	Loss on divestitures, net is the result of the divestiture of Kapow Events in June 2020.
(2)

Restructuring expense includes costs associated with severance related to the global reduction in force that took place in May 2020 in response to the global COVID-19 pandemic, severance to employees of acquired entities, retention bonuses to employees of acquired entities, costs to discontinue use of a back-office system and closing of office space.

(3)

Represents the impact of adjustments to acquired unearned revenue relating to services billed by an acquired company, including QuickMobile, Social Tables, DoubleDutch and Wedding Spot, prior to our acquisition of that company. These adjustments represent the difference between the revenue recognized based on management’s estimate of fair value of acquired unearned revenue and the receipts billed prior to the acquisition, less revenue recognized prior to the acquisition.

(4)	Represents costs incurred in association with acquisition activity, including due diligence and post- acquisition earn out payments.
(5)	Includes other costs associated with litigation, private equity management fees, and credit facility fees, net of the gain from government subsidies related to global COVID-19 pandemic.
(6)	Net loss margin represents net loss divided by revenue and Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue adjusted for the impact of adjustments to acquired unearned revenue.

Liquidity and Capital Resources

General

Our principal sources of liquidity are cash and cash equivalents, on-going collection of our accounts receivable and our Credit Facilities. Cash and cash equivalents may include holdings in bank demand deposits, money market instruments and certificates of deposit. We also periodically invest a portion of our excess cash in short-term investments with stated maturity dates between three months and one year from the purchase date.

Our U.S. entities held $52.5 million in cash and cash equivalents and short-term investments as of June 30, 2021, and $26.0 million, $36.9 million and $60.9 million as of December 31, 2020, 2019 and 2018, respectively. Our non-U.S. entities held $54.6 million in cash and cash equivalents and short-term investments as of June 30, 2021, respectively, and $39.2 million, $36.4 million and $25.8 million as of December 31, 2020, 2019 and 2018, respectively.

Due to the global COVID-19 pandemic, in March 2020, global economic activity slowed down. In anticipation of possible constraints on cash and working capital, the Company fully drew on its Revolving Credit Facility on March 20, 2020. We paid off portions of the Revolving Credit Facility in May, September, and December 2020, leaving $13.4 million drawn as of December 31, 2020 (including $0.1 million in outstanding letters of credit). We repaid the remaining outstanding balance on our Revolving Credit Facility as of April 2021.

We believe that existing cash and cash equivalents and short-term investments held by us, cash and cash equivalents anticipated to be generated by us and borrowing capacity under our revolving line of credit are sufficient to meet working capital requirements, anticipated capital expenditures, and contractual obligations for at least 12 months. We also believe that these financial resources will continue to allow us to manage the ongoing impact of COVID-19 on our business operations for the foreseeable future, including mitigating potential reductions in revenue and delays in payments from our customers and partners. Our future capital requirements will depend on several factors, including but not limited to our obligation to repay any amounts outstanding under our Credit Facilities, our subscription growth rate, subscription renewal activity, billing frequency, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced solutions and the continuing market adoption of our platform. In the future, we may enter into arrangements to acquire or invest in complementary businesses, services and technologies, including intellectual property rights.

We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies, this could reduce our ability to compete successfully and harm our results of operations.

Material Cash Requirements for Known Contractual and Other Obligations

The following is a description of commitments for capital expenditures and other known and reasonably likely cash requirements as June 30, 2021 and December 31, 2020. We anticipate fulfilling such commitments with our existing cash and cash equivalents short-term investments and borrowing capacity under our Revolving Credit Facility, which amounted to $39.6 million as of June 30, 2021 and December 31, 2020.

In the ordinary course of business, we enter into various purchase commitments primarily related to third-party cloud hosting, technology operations and data services. Total non-cancelable purchase commitments as of December 31, 2020 were approximately $33.0 million expiring at various dates through 2023. Total non-cancelable purchase commitments as of June 30, 2021 were approximately $16.1 million expiring at various dates through 2023. See Note 13b, Purchase Commitments of our audited consolidated financial statements included elsewhere in this proxy statement/prospectus/consent solicitation.

We entered into the Credit Facilities on November 30, 2017 and increased the amount of the Term Loan Facility by way of incremental facilities on October 16, 2018 and October 26, 2018. A portion of the proceeds under the Term Loan Facility was used to repay borrowings outstanding under our then existing credit facilities, together with accrued interest, a prepayment premium and related expenses, and the proceeds of the incremental facilities were used to finance additional acquisitions or to refinance acquisition indebtedness. In April 2021, we amended and extended our Revolving Credit Facility through August 30, 2024. Due to the spread of COVID-19 in the beginning of 2020, the global economic activity slowed down and in anticipation of constraints on cash and working capital, we fully drew on the Revolving Credit Facility on March 20, 2020. We paid off portions of the Revolving Credit Facility in May, September, and December 2020 and repaid the remaining balance as of April 2021. Further information regarding the Company’s debt issuances and payment commitments can be found in Note 12, Debt, of our consolidated financial statements included elsewhere in this proxy statement/prospectus/consent solicitation.

Credit Facilities

Borrowings under the Credit Facilities bear interest at a rate per annum, at our option, equal to an applicable margin, plus, (a) for alternative base rate borrowings, the highest of (i) the prime rate in effect on such day as determined by the administrative agent, (ii) the Federal Funds Rate in effect on such day plus 1/2 of 1.00% and (iii) LIBOR (subject to a floor of 0.0%) plus 1.00% and (b) for eurocurrency borrowings, LIBOR for the relevant interest period divided by 1 minus the Statutory Reserves (if any) (each term as defined in the Credit Agreement) (subject to a floor of 0.0%). The applicable margin for borrowings under the Credit Facilities is (a) with respect to term loan borrowings, 2.75% for alternate base rate borrowings and 3.75% for eurocurrency borrowings, and (b) with respect to revolving loans, 2.75% for alternate base rate borrowings and 3.75% for eurocurrency borrowings when our first lien leverage ratio is greater than 4.00 to 1.00, with step downs to (i) 2.50% for alternate base rate borrowings and 3.50% for eurocurrency borrowings when our first lien leverage ratio is less than or equal to 4.00 to 1.00 but greater than 3.50 to 1.00 and (ii) 2.25% for alternate base rate borrowings and 3.25% for eurocurrency borrowings when our first lien leverage ratio is less than or equal to 3.50 to 1.00. Our first lien leverage ratio is determined in accordance with the terms of the Credit Facilities. The interest rate on our Term Loan Facility was 3.8% and 3.9% as of June 30, 2021 and 2020, respectively, and 3.9%, 5.6% and 6.1% at December 31, 2020, 2019 and 2018, respectively, and the interest rate on our Revolving Credit Facility was 3.8% and 3.7% as of June 30, 2021 and 2020, respectively, and 3.9%, 3.9% and 6.1% at December 31, 2020, 2019 and 2018, respectively.

Cash Flows

The following table presents a summary of our consolidated cash flows from operating, investing and financing activities for the six months ended June 30, 2021 and 2020:

	For the Six Months Ended June 30,
	2021	2020
	(in thousands)
Net cash provided by operating activities	$95,598	$46,819
Net cash used in investing activities	(48,274)	(32,015)
Net cash (used in)/provided by financing activities	(16,902)	35,594
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(744)	(3,301)

Change in cash, cash equivalents, and restricted cash	29,678	47,097
Cash, cash equivalents, and restricted cash at beginning of year	65,470	72,271

Cash, cash equivalents, and restricted cash at end of year	$95,148	$119,818

Cash paid for interest	$15,181	$19,531

Operating Activities

Net cash provided by operating activities is significantly influenced by the amount of cash we invest in personnel and infrastructure to support the anticipated growth of our business and the amount and timing of customer payments. Cash provided by operations in the six months ended June 30, 2021 and 2020 is primarily attributable to net loss adjusted for non-cash items. Cash provided by operations is also attributable to the change in accounts receivable and deferred revenue, which is driven by the seasonality of our business and our collections process. Our cash flows from operating activities are generally reflective of our ability to invoice annual subscription fees upfront with payments due 30 days after the customer’s receipt of the invoice. We experience seasonality in our accounts receivable. The first and fourth quarters historically include a higher level of cash collections, which is a result of higher levels of invoicing in the first and fourth quarters.

For the six months ended June 30, 2021, net cash provided by operating activities was $95.6 million, which was primarily driven by a $34.1 million decrease in accounts receivable, a $33.3 million increase in deferred revenue and net loss adjusted for non-cash items. For the six months ended June 30, 2020, net cash provided by operating activities was $46.8 million, which was primarily driven by net loss adjusted for non-cash items, a $24.6 million decrease in accounts receivable and a $15.0 million increase in deferred revenue. These items were partially offset by a $31.9 million decline in client cash related to merchant services. The decline in client cash and lower than usual increase in deferred revenue were the result of the suspension of in-person events due to the global COVID-19 pandemic, which started to significantly affect our business in March 2020.

Investing Activities

Our investing activities have consisted primarily of costs related to software developed for internal use, purchases of computer equipment and leasehold improvements, purchases and sales of short-term investments, business acquisitions and proceeds from the divestiture of Kapow Events in 2020. As with other parts of our business, capital expenditures were significantly lower in 2021 and 2020 as a result of the global COVID-19 pandemic. As the impact of the pandemic lessens and our business grows, we expect our capital expenditures and our investment activity to increase.

For the six months ended June 30, 2021, net cash used in investing activities was $48.3 million, reflecting $19.4 million in capitalized software development, $14.8 million for the acquisition of Shoflo, LLC, $12.1 million of purchases of short-term investments net of maturities and $2.0 million of purchases of property and equipment. For the six months ended June 30, 2020, net cash used in investing activities was $32.0 million, reflecting $23.1 million in capitalized software development, $7.4 million of purchases of short-term investments net of maturities, $1.4 million for the acquisition of SummitSync and $0.6 million of purchases of property and equipment.

Financing Activities

Our financing activities have consisted primarily of proceeds from and principal payments on the Company’s Term Loan and Revolving Credit Facilities and proceeds from the exercise of stock options.

For the six months ended June 30, 2021, net cash used by financing activities was $16.9 million, consisting of $13.4 million in repayments on the Company’s $40.0 million Revolving Credit Facility and $4.0 million of scheduled principal payments on the Company’s Term Loan Facility. For the six months ended June 30, 2020, net cash provided by financing activities was $35.6 million, consisting of $39.5 million in proceeds from drawing on the Company’s $40.0 million Revolving Credit Facility, net of $4.0 million of scheduled principal payments on the Company’s Term Loan Facility.

The following table presents a summary of our consolidated cash flows from operating, investing and financing activities for the years ended December 31, 2020, 2019 and 2018:

	For the Year Ended December 31,
	2020	2019	2018
	(in thousands)
Net cash provided by operating activities	$29,099	$48,029	$49,773
Net cash used in investing activities	(42,571)	(73,754)	(177,769)
Net cash provided by financing activities	5,528	20,352	86,202
Effect of exchange rate changes on cash, cash equivalents and restricted cash	693	255	1,029

Change in cash, cash equivalents, and restricted cash	(7,251)	(5,118)	(40,765)
Cash, cash equivalents, and restricted cash at beginning of year	72,721	77,839	118,604

Cash, cash equivalents, and restricted cash at end of year	$65,470	$72,721	$77,839

Cash paid for interest	$35,552	$47,856	$41,905

Operating Activities

Net cash provided by operating activities is significantly influenced by the amount of cash we invest in personnel and infrastructure to support the anticipated growth of our business and the amount and timing of customer payments. Cash provided by operations in the years ended December 31, 2020, 2019, and 2018 is primarily attributable to net loss adjusted for non-cash items. Cash provided by operations is also attributable to the change in accounts receivable and deferred revenue, which is driven by the seasonality of our business and our collections process. Our cash flows from operating activities are generally reflective of our ability to invoice annual subscription fees upfront with payments due 30 days after the customer’s receipt of the invoice. We experience seasonality in our accounts receivable. The first and fourth quarters historically include a higher level of cash collections, which is a result of higher levels of invoicing in the first and fourth quarters.

For the year ended December 31, 2020, net cash provided by operating activities was $29.1 million, which was primarily driven by net loss adjusted for non-cash items, partially offset by a $42.1 decline in client cash related to merchant services, and a $16.6 million decline in deferred revenue. The decline in client cash and deferred revenue were the result of the suspension of in-person events due to the global COVID-19 pandemic, which started to significantly affect our business in March 2020. For the year ended December 31, 2019, net cash provided by operating activities was $48.0 million, which was primarily driven by a $42.4 million increase in deferred revenue and net loss adjusted for non-cash items. These items were partially offset by increased accounts receivable of $23.4 million. For the year ended December 31, 2018, net cash provided by operating activities was $49.8 million, which was primarily driven by a $36.0 million increase in deferred revenue and net loss adjusted for non-cash items. These items were partially offset by increased accounts receivable of $33.1 million.

Investing Activities

Our investing activities have consisted primarily of costs related to software developed for internal use, purchases of computer equipment and leasehold improvements, purchases and sales of short-term investments, business acquisitions and proceeds from the divestiture of Kapow Events in 2020. As with other parts of our business, capital expenditures were significantly lower in 2020 as a result of the global COVID-19 pandemic. As the impact of the pandemic lessens and our business grows, we expect our capital expenditures and our investment activity to increase.

For the year ended December 31, 2020, net cash used in investing activities was $42.6 million, reflecting $40.6 million in capitalized software development, $2.1 million of purchases of property and equipment and $1.4 million for the acquisition of SummitSync. For the year ended December 31, 2019, net cash used in investing activities was $73.8 million, reflecting $45.0 million in capitalized software development, $19.9 million of purchases of property and equipment, $7.9 million of maturities of short-term investments net of purchases and $16.7 million in contingent consideration payments related to past acquisitions and the acquisitions of Wedding Spot, LLC and DoubleDutch, Inc. For the year ended December 31, 2018, net cash used in investing activities was $178.1 million, reflecting $121.7 million for the acquisition of Social Tables, Kapow and QuickMobile, $36.6 million in capitalized software development, $12.1 million of purchases of property and equipment and $7.7 million in purchases of short-term investment net of maturities.

Financing Activities

Our financing activities have consisted primarily of proceeds from and principal payments on the Company’s Term Loan and Revolving Credit Facilities and proceeds from the exercise of stock options. For the year ended December 31, 2020, net cash provided by financing activities was $5.5 million, consisting of $14.4 million in proceeds from drawing on the Company’s $40.0 million Revolving Credit Facility, net of $7.9 million of scheduled principal payments on the Company’s Term Loan Facility. For the year ended December 31, 2019, net cash provided by financing activities was $20.4 million, consisting of $28.5 million in proceeds from the exercise of stock options by certain employees, net of $7.9 million of scheduled principal payments on the Company’s Term Loan Facility. For the year ended December 31, 2018, net cash provided by financing activities was $86.2 million, consisting of $91.7 million in proceeds from the issuance of long-term debt related to the Social Tables acquisition, net of $5.5 million of scheduled principal payments on the Company’s Term Loan Facility.

Indemnification Agreements

In the ordinary course of business, we enter into agreements of varying scope and terms pursuant to which we agree to indemnify customers, vendors, lessors, business partners and other parties with respect to certain matters, including, but not limited to, losses related to breach of confidentiality and claims by third parties of intellectual property infringement, misappropriation or other violation. See “Risk Factors—Risks Relating to Our Business and Industry—Operational Risks—We have indemnity provisions under our contracts with our customers, channel partners and other third parties, which could have a material adverse effect on our business.” In addition, in connection with the consummation of the Business Combination we intend to enter into indemnification agreements with our directors and certain officers and employees that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees. There are no claims that we are aware of that could have a material effect on our consolidated balance sheets, consolidated statements of operations and comprehensive loss, or consolidated statements of cash flows.

Critical Accounting Estimates

Our discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements included elsewhere in this proxy statement/prospectus/consent solicitation. The preparation of our financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates, impacting our reported results of operations and financial condition.

Our critical accounting estimates are those that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material effect on our consolidated financial statements or our results of operation. A thorough understanding of these critical accounting estimates is essential when reviewing our consolidated financial statements. We believe that the critical accounting estimates listed below are the most difficult management decisions as they involve the use of significant estimates and assumptions as described above. Refer to “Note 2—Summary of Significant Accounting Policies” to the consolidated financial statements included elsewhere in this proxy statement/prospectus/consent solicitation for more detailed information regarding our critical accounting estimates.

Business Combinations, Goodwill and Acquired Intangible Assets

We account for business acquisitions using the purchase method of accounting, in accordance with which assets acquired and liabilities assumed are recorded at their respective fair values at the acquisition date. We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. Such valuations are subject to uncertainty as they require us to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired users, acquired technology and trade names from a market participant perspective, useful lives and discount rates. We use the Multi-Period Excess Earnings Method, which is an income approach, to value the customer relationship intangible assets. We apply certain growth assumptions, related to price and volume increases, as well as expected customer churn and attrition levels to the forecasted revenue model. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. The estimates underlying such valuations have not materially changed in the year ended December 31, 2020 compared to December 31, 2019 or the year ended December 31, 2019 compared to December 31, 2018.

Goodwill represents the excess of the aggregate fair value of the consideration transferred in a business combination over the fair value of the assets acquired, net of liabilities assumed. Goodwill is not amortized but the Company evaluates goodwill impairment of its single reporting unit annually in the fourth quarter, or more frequently if events or changes in circumstances indicate the goodwill may be impaired.

Sales Commissions

The adoption of Topic 606 resulted in the capitalization of incremental costs to obtain contracts with customers. Commissions earned by our sales personnel are considered incremental costs of obtaining a contract with a customer. Accordingly, sales commissions are capitalized when incurred and amortized on a straight-line basis over our average historical customer life, which is determined based on the underlying product line and ranges from one to four years. We determine the period of amortization by reviewing the average length of our customers contracts, changes in technology, expected contract renewals and customer retention, and other industry factors. We re-assess this calculation periodically.

Capitalized Software Development Costs

Costs incurred during the application development stage to develop software directly used in the delivery of revenue generating activities are capitalized and recorded as capitalized software development costs on the balance sheet. There is judgment involved in estimating cost incurred on a project-by-project basis in the application development stage. These costs are amortized on a project-by-project basis using the straight-line method over the estimated economic life of the application, which is generally two to seven years, beginning when the asset is ready for its intended use. Costs incurred during the preliminary development stage, as well as maintenance and training costs are expensed as incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of the existing assets and liabilities, and their respective income tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company establishes a valuation allowance when it is more likely than not that all or a portion of a deferred tax asset will not be realized. The Company accounts for uncertain tax positions based on a two-step process of evaluating recognition and measurement criteria. The first step assesses whether the tax position is more-likely-than-not to be sustained upon examination by the taxing authority, including resolution of any appeals or litigation, on the basis of the technical merits of the position. If the tax position meets the more-likely-than-not criteria, the portion of the tax benefit that has a greater than 50% likelihood of being realized upon settlement with the relevant tax authority is recognized in the consolidated financial statements.

The Company is subject to tax on global intangible low-taxed income, or GILTI, earned by certain foreign subsidiaries. Entities can make an accounting policy election to either recognize deferred taxes for temporary basis differences expected to reverse as GILTI in future years or provide for the tax expense related to GILTI in the year the tax is incurred. The Company has elected to account for GILTI tax as a current period expense.

Stock-Based Compensation

Employee stock-based compensation is recognized as a cost in the consolidated statements of operations and comprehensive loss. For both equity-classified and liability-classified awards, such cost is measured at the grant date fair value of the award. We estimate the grant date fair value for stock options using the Black-Scholes option-pricing model. The Black-Scholes pricing model requires the use of subjective assumptions including the expected term of the options, the price volatility of the underlying stock, dividend yield, and a discount for the lack of marketability. The expected dividend yield is zero, as we have not previously declared cash dividends and do not currently intend to declare cash dividends in the foreseeable future. In addition, because we are privately-held, the Black-Scholes pricing inputs, including the grant date fair value of the underlying common stock, volatility of the underlying stock, and a discount for the lack of marketability, are estimated based on our peer group companies, which are publicly-traded. Our peer group is established through consultation with our external valuation firm; our ultimate parent entity, an affiliate of Vista; and confirmed through the review of the performance and valuation attributes of our peer group to determine that our public-company peer group is a reasonable and fair proxy for our share performance, if our shares were publicly-traded. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve at the date of grant.

The initial determination of compensation cost is based on the number of stock options or other awards granted, which is then amortized over the vesting period. Liability classified awards are remeasured to fair value at each reporting date with the corresponding change in value recorded in the consolidated statements of operations and comprehensive loss. We recognize expense over the requisite service period on a straight-line basis. We record the impact of forfeitures on stock compensation expense in the period the forfeitures occur.

The fair value of the common stock underlying the stock options is determined by the board of directors, which intends all options granted to be exercisable at a price per share not less than the per share fair value of the common stock underlying those options on the date of grant. The valuations of the common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation and Internal Revenue Service Revenue Ruling 59-60. The assumptions used by us in the valuation model were based on future expectations combined with management judgment. In the absence of a public trading market, the board of directors with input from management exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the common stock as of the date of each option grant, including the following factors:

•	contemporaneous independent valuations performed at periodic intervals by an unrelated third-party valuation specialist;

•	the nature of the business and its history since inception;

•	the economic outlook in general and the condition and outlook of the specific industry;

•	the book value of the stock and the financial condition of the business;

•	the operating and financial performance and forecast;

•	whether or not we have goodwill or other intangible values;

•	marketability of the common stock;

•	the hiring of key personnel;

•	any corporate or asset acquisitions, or divestitures;

•	present value of estimated future cash flows;

•

the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of the company, given prevailing market condition and the nature and history of the business;

•	illiquidity of stock-based awards involving securities in a private company;

•	the market performance of comparable publicly traded technology companies; and

•	the U.S. and global capital market conditions.

Recent Accounting Pronouncements

For a description of our recently adopted accounting pronouncements and recently issued accounting standards not yet adopted, see Note 2, Summary of Significant Accounting Policies—Recently Adopted Accounting Pronouncements, to our audited consolidated financial statements appearing elsewhere in this proxy statement/prospectus/consent solicitation.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency rates, although we also have some exposure due to potential changes in inflation or interest rates. We do not hold financial instruments for trading purposes.

Foreign Currency Exchange Risk

Foreign currency exchange rates are subject to fluctuation and may cause us to recognize transaction gains and losses in our consolidated statement of operations and comprehensive loss. A portion of our business is conducted through our subsidiary in India whose functional currency is the U.S. Dollar. Our primary foreign currency exchange risk arises from subsidiaries operating in foreign countries where the functional currency is the local currency, including the U.K., Germany, and Canada. We report our foreign subsidiaries’ financial results upon the translation into USD. To the extent that transactions by our foreign subsidiaries are denominated in currencies other than the U.S. Dollar, we bear the risk that fluctuations in the exchange rates of the U.S. Dollar in relation to other currencies could increase our costs and expenses. Realized foreign currency transaction (gains)/losses are included in net loss and were $(0.2) million and $(0.9) million in the six months ended June 30, 2021 and 2020, respectively, and $0.8 million, $1.5 million and $3.7 million in the years ended December 31, 2020, 2019 and 2018, respectively.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited, and we may not be able to successfully hedge our exposure.

During the six months ended June 30, 2021 and 2021 and the years ended December 31, 2020, 2019 and 2018, a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have had a material impact on our consolidated financial statements.

Interest Rate Risk

Our primary market risk exposure is changing LIBOR-based interest rates. Our Credit Facilities bear interest at a floating rate at our option of a rate per annum equal to (a) LIBOR (subject to a floor of 0.0%) plus an applicable margin of 3.75%, or (b) an alternative base rate plus an applicable margin of 2.75% (as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities,” above). At December 31, 2020, we had outstanding principal balances of $771.6 million and $13.8 million (including $0.4 million in outstanding letters of credit) under our Term Loan Facility and Revolving Credit Facility, respectively. Based on the amounts outstanding, a 100-basis point increase or decrease in market interest rates over a twelve-month period would result in a change to interest expense of $7.9 million. At June 30, 2021, we had outstanding principal balances of $767.7 million and $0.0 million (including $0.4 million in outstanding letters of credit) under our Term Loan Facility and Revolving Credit Facility, respectively. Based on the amounts outstanding, a 100-basis point increase or decrease in market interest rates over a twelve-month period would result in a change to interest expense of $8.1 million.

At December 31, 2020, we had cash and cash equivalents, net of restricted cash of $65.3 million. At June 30, 2021, we had cash and cash equivalents, net of restricted cash of $102.7 million. Our cash equivalents primarily consist of money market funds backed by United States Treasury Bills and certificates of deposit. Our short-term investments primarily consist of bank certificates of deposit. The carrying amount of our cash equivalents and short-term investments reasonably approximates fair value, due to the short maturities of these instruments. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash and investments. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to a fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. Due to the short-term nature of our investment portfolio and our tendency to hold investments to maturity, however, we do not believe an immediate increase or decrease in interest rates of as much as 10% would have a material effect on the fair market value of our portfolio. We therefore do not expect our operating results or cash flows to be materially affected by a sudden change in market interest rates.

We do not believe our cash equivalents or short-term investments have significant risk of default or illiquidity. While we believe our cash equivalents or short-term investments do not contain excessive risk, we cannot provide absolute assurance that in the future our investments will not be subject to adverse changes in market value. In addition, we maintain significant amounts of cash and cash equivalents at one or more financial institutions that are in excess of federally insured limits. We cannot be assured that we will not experience losses on these deposits.

EXECUTIVE COMPENSATION

Unless the context otherwise requires, any reference in this section of this proxy statement/prospectus/consent solicitation to the “Cvent,” “we,” “us” or “our” refers to Cvent and its consolidated subsidiaries prior to the consummation of the Business Combination and to New Cvent and its consolidated subsidiaries following the Business Combination.

Compensation Discussion and Analysis

The purpose of this compensation discussion and analysis section is to provide information about the material elements of compensation that are paid, awarded to, or earned by, our “named executive officers,” who consist of our principal executive officer, principal financial officer, and the three other most highly compensated executive officers. For fiscal year 2020, our named executive officers were:

•	Rajeev Aggarwal, Founder, Chief Executive Officer and Director;

•	Charles Ghoorah, Co-founder, President of Worldwide Sales and Marketing;

•	David Quattrone, Co-founder, Chief Technology Officer;

•	Lawrence Samuelson, Senior Vice President, General Counsel and Corporate Secretary; and

•	William Newman, III, Senior Vice President and Chief Financial Officer.

Historical Compensation Decisions

Our compensation approach is necessarily tied to our stage of development. Prior to the consummation of the Business Combination, Cvent is a privately held company. As a result, most, if not all, of our prior compensation policies and determinations, including those made for fiscal year 2020, have been the product of negotiations between the named executive officers and our board of directors, and have been based on a variety of informal factors including our financial condition and available resources, our need for that particular position to be filled, and the compensation levels of our other executive officers, each as of the time of the applicable compensation decision. As we transition from a private company to a publicly traded company, we will evaluate our compensation program as circumstances require.

Compensation Philosophy and Objectives

Following the consummation of the Business Combination, New Cvent’s Compensation and Nominating Committee will review and approve the compensation of its named executive officers and oversee and administer New Cvent’s executive compensation programs and initiatives. As New Cvent’s management gains experience as a public company, we expect that the specific direction, emphasis, and components of New Cvent’s executive compensation program will continue to evolve. Accordingly, the compensation paid to our named executive officers for fiscal year 2020 is not necessarily indicative of how New Cvent will compensate its named executive officers following the consummation of the Business Combination.

We have strived to create an executive compensation program that balances short-term versus long-term payments and awards, cash payments versus equity awards, and fixed versus contingent payments and awards in ways that we believe are most appropriate to motivate our executive officers. Our executive compensation program is designed to:

•	attract and retain talented and experienced executives in our industry;

•	reward executives whose knowledge, skills, and performance are critical to our success;

•	align the interests of our executive officers and stockholders by motivating executive officers to increase stockholder value and rewarding executive officers when stockholder value increases;

•

ensure fairness among the executive management team by recognizing the (i) function and subject matter expertise each executive officer performs and (ii) contributions each executive makes to our success;

•	foster a shared commitment among executives by aligning their individual goals with the goals of the executive management team and our company; and

•	compensate our executives in a manner that incentivizes them to manage our business to meet our long-range objectives.

To achieve these objectives, we expect to maintain our current compensation plans, while making necessary adjustments to remain competitive in a demanding employment market, and to tie a substantial portion of the executives’ overall compensation to the attainment of key strategic financial and operational goals. Our pillar goals as a company are smart growth, customer centricity, product innovation and global scale. We seek to ensure that all incentives are aligned with our stated compensation philosophy of providing compensation commensurate with performance.

Setting Compensation

Role of Our Board of Directors, Compensation and Nominating Committee, and Named Executive Officers

As a privately held company, our prior compensation policies and determinations have been the product of negotiations between the named executive officers and our board of directors, considerations of a variety of informal internal factors as well as external factors, such as the competitive market for corresponding positions within comparable geographic areas and companies of similar size and stage of development operating in our industry. This informal consideration was based on the general knowledge possessed by our board of directors regarding the compensation given to some of the executive officers of other companies in our industry through informal discussions with recruiting firms, research, and informal benchmarking against their personal knowledge of the competitive market. As a result, our board of directors historically has applied its subjective discretion to make compensation decisions and did not formally benchmark executive compensation against a particular set of comparable companies or use a formula to set the compensation for our executives in relation to survey data. Our Chief Executive Officer, in consultation with our board of directors, made compensation decisions for our executive officers (other than himself) and after thorough discussion of various factors, including any informal knowledge or data he may have had, would set the compensation for each executive officer on an individual basis. We anticipate that our Compensation and Nominating Committee will more formally benchmark executive compensation against a peer group of comparable companies in the future. We also anticipate that our Compensation and Nominating Committee may make adjustments in executive compensation levels in the future as a result of this more formal benchmarking process. See “Management of New Cvent Following the Business Combination—Corporate Governance—Board Committees—Compensation and Nominating Committee.”

Following the consummation of the Business Combination, the Compensation and Nominating Committee will oversee and administer New Cvent’s executive compensation arrangements. The Compensation and Nominating Committee will meet outside the presence of all of its executive officers, including its named executive officers, to consider appropriate compensation for our Chief Executive Officer. For all other named executive officers, the Compensation and Nominating Committee will meet outside the presence of all executive officers except its Chief Executive Officer. Going forward, New Cvent’s Chief Executive Officer will review annually each other named executive officer’s performance with the Compensation and Nominating Committee and recommend appropriate base salary, cash performance awards, and grants of long-term equity incentive awards for all other executive officers. Based upon the recommendations of our Chief Executive Officer and in consideration of the objectives described above and the principles described below, the Compensation and Nominating Committee will approve the annual compensation packages of our executive officers other than New Cvent’s Chief Executive Officer. The Compensation and Nominating Committee also will annually analyze New Cvent’s Chief Executive Officer’s performance and determine his base salary, cash performance awards, and grants of long-term equity incentive awards based on its assessment of his performance with input from any consultants engaged by the Compensation and Nominating Committee.

Role of Compensation Consultant

We did not engage a compensation consultant in determining pay actions in advance of fiscal year 2020 or 2021. We anticipate New Cvent engaging a compensation consultant in determining pay actions with respect to fiscal year 2022.

Benchmarking

The board of directors does not currently use benchmarking or peer group analysis in making compensation decisions. Following the completion of the Business Combination, however, New Cvent’s Compensation and Nominating Committee intends to use peer group analysis to assess competitive pay levels and, as described above, New Cvent will engage a compensation consulting firm to assist with this analysis. See “Management of New Cvent Following the Business Combination—Corporate Governance—Board Committees—Compensation and Nominating Committee.”

Risk Management

We have determined that any risks arising from our compensation programs and policies are not reasonably likely to have a material adverse effect on Cvent. Cvent’s compensation programs and policies mitigate risk by combining performance-based, long-term compensation elements with payouts that are highly correlated to the value delivered to stockholders. The combination of both corporate and individual performance measures for annual bonuses, together with the equity compensation programs for executive officers, which include multiyear vesting schedules for equity awards, encourages employees to maintain both a short- and a long-term view with respect to Company performance.

Elements of Compensation

Our current executive compensation program, which was set by our board of directors, consists of the following components:

•	base salary;

•	annual cash incentive awards linked to overall corporate and individual performance;

•	periodic grants of long-term equity-based compensation, such as options;

•	other executive benefits and perquisites; and

•	employment agreements, which contain termination benefits.

We combine these elements in order to formulate compensation packages that provide competitive pay, reward the achievement of financial, operational, and strategic objectives and align the interests of our executive officers and other senior personnel with those of our stockholders.

Pay Mix

We utilize the particular elements of compensation described above because we believe that it provides a well-proportioned mix of secure compensation, retention value, and at-risk compensation that produces short-term and long-term performance incentives and rewards. By following this approach, we provide our executive officers a measure of security in the minimum expected level of compensation, while motivating our executive officers to focus on the attainment of business metrics that will produce a high level of short-term and long-term performance for Cvent and long-term wealth creation for the executive officers, as well as reducing the risk of recruitment of our top executive talent by others. The mix of metrics used for our annual cash incentive awards and long-term incentive program likewise provides an appropriate balance between short-term financial performance and long-term financial and stock performance.

For key executives, the mix of compensation is weighted toward at-risk pay (annual incentives and long-term incentives), with the base salary component of total compensation generally at or below 50%. We consider compensation to be “at-risk” if it is subject to performance-based payment or vesting conditions. We believe this pay-for-performance approach aligns the interests of our named executive officers who provide services to us with those of our stockholders. Our executive compensation programs are designed to attract and retain individuals with the background and skills necessary to successfully execute our business model in a demanding environment, to motivate those individuals to reach near-term and long-term goals in a way that aligns their interests with those of our stockholders and to reward success in reaching such goals. Maintaining this pay mix results fundamentally in a pay-for-performance orientation for our executives, which is aligned with our stated compensation philosophy of providing compensation commensurate with corporate performance and stockholder value.

Base Salary

Our named executive officers’ base salaries depend on their position within Cvent and its subsidiaries, the scope of their responsibilities, the period during which they have been performing those responsibilities, and their overall performance. Base salaries are reviewed annually and are generally adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance, and experience. In response to COVID-19, Cvent implemented salary reductions for the 2020 fiscal year effective July 1, 2020. The salary reduction amounts are provided under “Summary Compensation Table”.

Annual Bonus

Our named executive officers are hired to lead and grow our organization and, accordingly, we believe that a portion of our named executive officers’ compensation should be tied to our overall performance. We maintain an annual incentive cash bonus program for senior management (which we refer to as the “management incentive plan”), which emphasizes pay-for-performance by providing our named executive officers with the opportunity to earn an annual bonus based on company and individual performance goals established by our board of directors with respect to each fiscal year.

On an annual basis, or at the commencement of an executive officer’s employment with us, our Chief Executive Officer and/or board of directors typically sets a target level of bonus compensation that is structured as a percentage of such executive officer’s annual base salary. The annual bonus is divided into two elements—corporate performance and individual performance. The percentage of target annual bonus allocated to corporate performance ranges from 50% to 75%, with the remaining 50% to 25% of the target annual bonus allocated to individual performance. Depending upon corporate performance, an executive officer may receive up to 125% of his target corporate performance bonus amount. Depending upon the individual’s performance, an executive officer may receive up to 100% of his target individual performance bonus amount. The various corporate and individual performance objectives considered by our Chief Executive Officer and/or board of directors when making our executive officers’ annual cash bonus determinations are different for each individual depending upon that officer’s duties and areas of responsibility. In making bonus determinations, our Chief Executive Officer and/or board of directors consider general performance metrics that he or they believe most appropriately reflect each executive officer’s impact on our overall corporate performance. These corporate and individual performance objectives are designed to be challenging but achievable. The performance metrics and objectives are not weighted in any specific manner by our Chief Executive Officer and/or board of directors in making annual bonus determinations for executive officers and they are both qualitative and quantitative in nature. Historically, the corporate performance metrics utilized by the board of directors consist of revenue, bookings and EBITDA margin. The plan also provides for various individual objectives for our named executive officers. See “—Non-Equity Incentive Compensation—Performance Based Annual Cash Incentive Awards.”

Our Chief Executive Officer and/or board of directors have the discretion to determine whether and in what amounts such bonuses are paid based upon his or their subjective and quantitative evaluation of whether the executive officers’ have achieved their respective objectives and the impact of their performance on overall corporate objectives. Bonus determinations are not formulaic and our Chief Executive Officer and/or board of directors retain complete discretion over the ultimate annual bonus determinations regardless of a named executive officer’s individual or corporate performance. In making the bonus determinations, our Chief Executive Officer and/or board of directors have not historically followed any established guidelines. In addition, our Chief Executive Officer and/or board of directors may adjust bonuses due to extraordinary or nonrecurring events, such as significant financings, equity offerings, or acquisitions. We believe that establishing cash bonus opportunities helps us attract and retain qualified and highly skilled executives. These annual bonuses are intended to reward executive officers who have a positive impact on corporate results. Following the consummation of the Business Combination, the Compensation and Nominating Committee will take a more significant role in this annual review and decision-making process. See “Management of New Cvent Following the Business Combination—Corporate Governance—Board Committees—Compensation and Nominating Committee.”

In July 2020, our board of directors established, based on the recommendation of our Chief Executive Officer, the target percentage amounts for the cash bonuses for each of our named executive officers. Actual bonus amounts under the management incentive plan were based on the level of achievement of company bookings, revenue and EBITDA margin goals and attainment by each named executive officer of his objectives. See “—Non-Equity Incentive Compensation—Performance Based Annual Cash Incentive Awards.”

In general, we consider our company goals for 2020 to have been challenging but achievable. Our actual EBITDA margin for 2020 was the target percentage set under the management incentive plan, our actual revenue was slightly below target and our actual bookings were slightly above target. As a result, overall company performance under the management incentive plan was considered 90% achieved. The attainment of each individual objective by the named executive officers was assessed by the Chief Executive Officer and the board of directors to determine whether each objective was “met”, “exceeded” or “failed”. For the 2020 fiscal year, each named executive officer either met or exceeded his individual objectives.

The table below sets forth the cash bonuses (as both a percentage of base salary (before the 2020 pay reductions) and a dollar amount based on the named executive officer’s base salary as of December 31, 2020) and actual bonus payment amounts for each of the named executive officers.

Name	Incentive Target (%)	Incentive Target ($)	Bonus Amount Earned ($)
Rajeev Aggarwal	35.6	162,000	149,850
Charles Ghoorah	36.0	129,780	121,344
David Quattrone	35.1	160,680	151,039
Lawrence Samuelson	29.0	92,700	87,138
William Newman, III	27.3	78,000	72,150

Long-Term Incentive Compensation

Our Chief Executive Officer and/or board of directors believe that equity-based and incentive-based compensation is an important component of our executive compensation program and that providing a significant portion of our executive officers’ total compensation package in equity-based and incentive-based compensation aligns the incentives of our executives with the interests of our stockholders and with our long-term corporate success. Additionally, our Chief Executive Officer and/or board of directors believe that equity-based and incentive-based compensation awards enable us to attract, motivate, retain, and adequately compensate executive talent. To that end, we have awarded equity-based compensation in the form of stock options (“Options”) pursuant to the Papay Topco, Inc. 2017 Stock Option Plan and one or more underlying award agreements and incentive-based compensation in the form of cash bonuses (“Incentives”) pursuant to the Papay Topco, Inc. Long-Term Incentive Plan (the “LTIP”). Our Chief Executive Officer and/or board of directors believe equity awards and long-term cash incentives provide executives with a significant long-term interest in our success by rewarding the creation of stockholder value over time.

Equity-Based Compensation

Generally, each executive officer is provided with an equity grant in the form of Options when they join our company based upon his or her position with us and his or her relevant prior experience. The majority of grants generally vest over the course of four years with 25% of the shares vesting on the first anniversary of the applicable grant date and the remainder of the shares vesting in substantially equal installments every full three calendar month period thereafter. The board of directors has adjusted the foregoing vesting schedule for certain executive officers in order to encourage executive longevity, acknowledge a promotion and compensate our executive officers for their contribution to our success over a period of time as follows: (i) over the course of four years with 25% of the shares vesting on each annual anniversary of the applicable grant date, (ii) over the course of four years with 50% of the shares vesting on the second anniversary of the applicable grant date and the remainder of the shares vesting in substantially equal installments every full three calendar month period thereafter, and (iii) over the course of three years with 31.25% vesting on the first applicable vesting date and the remainder of the shares vesting in substantially equal installments every full three calendar month period thereafter. In addition to grants made upon commencement of employment with us, our board of directors has granted, and our compensation committee may grant, additional equity awards to retain our executives and to recognize the achievement of corporate and individual goals and/or strong individual performance.

In general, equity grants have historically been a product of negotiations between the named executive officers and our board of directors and based on a variety of informal internal factors including our financial condition and available resources, as well as external considerations, such as the competitive market equity grant size for corresponding positions within comparable geographic areas and companies of similar size and stage of development operating in our industry. This informal consideration was based on the general knowledge possessed by our board of directors regarding the equity compensation given to some of the executive officers of other companies in our industry through informal discussions with recruiting firms, research, and informal benchmarking against their personal knowledge of the competitive market. Our board of directors also considers the executive officer’s current position with our company, the size of their total compensation package, and the amount of existing vested and unvested equity awards, if any, then held by the executive officer. No formal benchmarking efforts are made by our Chief Executive Officer and/or board of directors with respect to the size of equity grants made to executive officers and, in general, the determination process is informal. Historically, our Chief Executive Officer and/or Board have made all equity grant decisions with respect to our executive officers, and we anticipate that, following the consummation of the Business Combination, our Compensation and Nominating Committee will, subject to approval by our Board if the authority to make the equity grant decision with regard to the executive officer does not fall within the Compensation and Nominating Committee charter or as otherwise deemed advisable by the Compensation and Nominating Committee, determine the size and terms and conditions of equity grants to our executive officers in accordance with the terms of the applicable plan and will approve them on an individual basis. See “Management of New Cvent Following the Business Combination—Corporate Governance—Board Committees—Compensation and Nominating Committee.” For the 2020 fiscal year, no equity grants were made to our named executive officers.

Cash Incentive Compensation

Pursuant to the LTIP, Mr. Newman was awarded an Incentive that vests upon a “qualified event” or a “sale of the company” (each as defined in the LTIP), which will not include the Business Combination, subject to his continued employment through such date, where Vista realizes at least a 2x return on its invested capital (the “total equity return multiple”) as a result of such qualified event or sale of the company. The amount of the Incentive will be more or less than the target amount awarded depending on the total equity return multiple. For the 2020 fiscal year, no other Incentive grants were made to our named executive officers. See “Termination and Change in Control Arrangements – LTIP” for additional detail about Mr. Newman’s Incentive.

Other Executive Benefits and Perquisites

We provide the following benefits to our executive officers on the same basis as other eligible employees:

•	health insurance;

•	vacation, personal holidays and sick days;

•	life insurance and supplemental life insurance;

•	short-term and long-term disability; and

•	a 401(k) plan with matching contributions.

We believe these benefits are generally consistent with those offered by other companies and specifically with those companies with which we compete for employees.

Compensation Program Following the Business Combination

We believe that, following the Business Combination, New Cvent will have more flexibility in designing compensation programs to attract, motivate, and retain its executives, including permitting it to regularly compensate executives with non-cash compensation reflective of its stock performance in relation to a comparator group in the form of publicly traded equity. Accordingly, as described above, we expect New Cvent to adopt the 2021 Plan to be a more suitable plan for a public company as described in “The Incentive Equity Plan Proposal” elsewhere in this proxy statement/prospectus/consent solicitation.

While we are still in the process of determining specific details of the compensation program that will take effect following the consummation of the Business Combination, it is anticipated that the Compensation and Nominating Committee and the Company will base our compensation program following the consummation of the Business Combination on the same principles and designed to achieve the same objectives as our current compensation program.

Summary Compensation Table

The following table includes all compensation earned by the named executive officers for the respective periods, regardless of whether such amounts were actually paid during the period.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)		Option Awards ($)	Non-Equity Incentive Plan Compensation ($)		Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(2)	Total
Rajeev Aggarwal, Chief Executive Officer and Director	2020	235,454				149,850	(4)		3,500	$338,804
Charles Ghoorah, President of Worldwide Sales and Marketing	2020	302,820	64,890	(3)		121,344	(4)		3,500	$721,751
						229,197	(5)
David Quattrone, Chief Technology Officer	2020	411,588	80,340	(3)		151,039	(4)		3,500	$646,467
Lawrence Samuelson, SVP, General Counsel & Corporate Secretary	2020	297,747	46,350	(3)		87,138	(4)		3,500	$434,735
William Newman, III, SVP & Chief Financial Officer	2020	268,840	39,000	(3)		72,150	(4)		1,072	$381,062

(1)

The amounts reported in the “Salary” column are the salaries actually paid to the named executive officers for the 2020 fiscal year and reflect salary reductions implemented by Cvent in response to COVID-19 effective July 1, 2020. The salary reduction amounts for each of the named executive officers were as follows: (a) 100% for Mr. Aggarwal, (b) 32% for Mr. Ghoorah, (c) 20% for Mr. Quattrone, (d) 13.5% for Mr. Samuelson, and (d) 12% for Mr. Newman. The actual annual base salaries for each of the named executive officers, exclusive of the salary reductions, were as follows: (i) $455,000 for Mr. Aggarwal, (ii) $360,500 for Mr. Ghoorah, (iii) $457,320 for Mr. Quattrone, (iv) $319,300 for Mr. Samuelson, and (v) $286,000 for Mr. Newman.

(2)	The amounts reported in the All Other Compensation column reflect Cvent matches under Cvent’s 401(k) plan for each of the named executive officers.
(3)	The amounts reported in the Bonus column reflect special retention bonus payment amounts, which were payable to all employees, including the named executive officers, in 2020.
(4)

The amounts reported in the Non-Equity Incentive Compensation column reflect amounts earned in 2020, which were paid during 2021, under the management incentive plan based on the achievement of company goals and individual objectives. See “—Non-Equity Incentive Compensation—Performance Based Annual Cash Incentive Awards” and “—Grants of Plan-Based Awards During 2020.”

(5)

The amount reported in the Non-Equity Incentive Compensation column for Mr. Ghoorah reflects the actual amount earned by Mr. Ghoorah under Cvent’s Sales Incentive Compensation Plan. See “—Non-Equity Incentive Compensation—Commissions.”

Grants of Plan-Based Awards During 2020

There were no grants of equity incentive plan-based awards for the year ended December 31, 2020 with respect to our named executive officers. The following table includes all non-equity incentive plan-based awards granted to the named executive officers for the respective period.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards
		Target ($)		Maximum ($)
Rajeev Aggarwal	—	162,000	(1)	192,375	(4)
Charles Ghoorah	—	129,780	(1)	150,869	(4)
	—	229,265	(2)	—
David Quattrone	—	160,680	(1)	184,782	(4)
Lawrence Samuelson	—	92,700	(1)	106,605	(4)
William Newman, III	—	78,000	(1)	92,625	(4)
	11/13/2020	120,000	(3)	—

(1)

The amounts reported in these columns reflect the target annual performance-based cash bonus opportunity for each of our named executive officers under our management incentive plan for fiscal year 2020, the terms of which are summarized under “Annual Bonus” above. See also “—Non-Equity Incentive Compensation—Performance Based Annual Cash Incentive Awards.” As discussed above “—Non-Equity Incentive Compensation—Performance Based Annual Cash Incentive Awards”, Messrs. Aggarwal, Ghoorah, Quattrone, Samuelson and Newman earned 92.5%, 93.5%, 94%, 94% and 92.5% of their 2020 target annual performance-based cash bonuses, respectively. The annual performance-based bonus opportunity for each of our named executive officers are not subject to a threshold.

(2)

Mr. Ghoorah is eligible for commissions pursuant to Cvent’s Sales Incentive Compensation Plan. Mr. Ghoorah’s earned $229,265 upon achievement of 100% of his annual goals for the year ended December 31, 2020. See “—Non-Equity Incentive Compensation—Commissions.”

(3)	On November 13, 2020, Mr. Newman was granted an Incentive with a target amount equal to $120,000. See “—Long-Term Incentive Compensation—Cash-Incentive Compensation.”
(4)

Depending upon corporate performance, an executive officer may receive up to 125% of his or her target corporate performance bonus amount. Depending upon the individual’s performance, an executive officer may receive up to 100% of his or her target individual performance bonus amount. See “—Non-Equity Incentive Compensation—Performance Based Annual Cash Incentive Awards.”

Employment Agreements with Named Executive Officers

Cvent, Inc. has entered into employment agreements, as amended, with each of the named executive officers that memorialize each executive’s base salary, target bonus opportunity, and eligibility to participate in Cvent’s benefit plans generally. In addition to the key terms summarized below, each employment agreement provides for certain severance benefits upon a resignation by such named executive officer for “good reason” or upon a termination by Cvent without “cause.” See “—Termination and Change in Control Arrangements—Employment Agreements” below for more details regarding the severance benefits that each named executive officer is eligible to receive.

The annual base salaries for each of Messrs. Aggarwal, Ghoorah, Quattrone, Samuelson, and Newman for the 2020 fiscal year were $455,000, $360,500, $457,320, $319,300, and $286,600, respectively, and their target annual performance bonuses were $162,000, $129,780, $160,680, $92,700, and $78,000, respectively. As noted above, the annual base salary for (a) Mr. Aggarwal was reduced by 100%, (b) for Mr. Ghoorah, 32%, (c) for Mr. Quattrone, 20%, (d) for Mr. Samuelson, 13.5%, and (d) for Mr. Newman, 12%, in each case, effective July 1, 2020.

Each named executive officer is party to a Confidentiality, Invention Assignment, Non-Solicit, Non-Compete and Arbitration Agreement providing the following restrictive covenants: (a) perpetual confidentiality, (b) assignment of intellectual property, (c) noncompetition during his employment and for a period of two years following termination of such employment, and (d) nonsolicitation of employees or customers during his employment and for a period of two years following termination of such employment.

Non-Equity Incentive Compensation—Performance Based Annual Cash Incentive Awards

Each of our named executive officers is eligible for an annual performance-based cash bonus opportunity. These bonuses are awarded in the discretion of the board of directors, and for Messrs. Ghoorah, Quattrone, Samuelson and Newman, based on the board of directors and Mr. Aggarwal’s mutual determination of achievement of various company objectives such as revenue, bookings and EBITDA margin. Company objectives are weighted as follows: (a) 65% for Mr. Ghoorah, (b) 60% for Messrs. Quattrone and Samuelson, and (c) for 75% for Messrs. Aggarwal and Newman. The plan also provides for various management by objective targets, which we refer to as MBOs, for our named executive officers such as: (i) leadership retention, marketing engagement, virtual events and customer retention for Mr. Aggarwal, (ii) sales team retention, multi-year commitment sales, training and certification of users, marketing and cross-functional collaboration for Mr. Ghoorah, (iii) legacy product phase outs, labor cost efficiency, virtual events and product development and delivery for Mr. Quattrone, (iv) contract management, customer satisfaction of the legal department, budget and privacy solutions for Mr. Samuelson and (v) budget, collection efficiency, operating leverage driver visibility measures and virtual event product profitability for Mr. Newman. MBOs are weighted as follows: (A) 35% for Mr. Ghoorah, (B) 40% for Messrs. Quattrone and Samuelson, and (C) 25% for Messrs. Aggarwal and Newman. The target annual cash bonus amounts for Messrs. Aggarwal, Ghoorah, Quattrone, Samuelson and Newman are as set forth in the section entitled “—Employment Agreements with Named Executive Officers” above.

Non-Equity Incentive Compensation—Commissions

Mr. Ghoorah is eligible for commissions pursuant to Cvent’s Sales Incentive Compensation Plan, which we refer to as the SICP. Mr. Ghoorah’s achievement rate under the SICP was 99.79%. Commissions are paid quarterly as an advance for the measurable period of the related customer contract. Commissions are reconciled in the event of contract cancellations and other occurrences such as customer non-payments, contract errors, and renegotiations. If there is a reduction in contract value at any time or if an overpayment has otherwise been identified, commissions must be repaid to Cvent and/or any advance commission paid will be reclaimed against future advances.

Outstanding Equity Awards at December 31, 2020

The following table shows outstanding stock option awards held by the named executive officers as of December 31, 2020.

	Option Awards (1)
Name and Principal Position	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Rajeev Aggarwal, Chief Executive Officer and Director	20,012	(2) (3)	—	1,664.02	5/26/2027
	300		—	1,664.02	8/29/2027
Charles Ghoorah, President of Worldwide Sales and Marketing	10,787	(2) (4)	—	1,664.02	5/26/2027
	30		—	1,664.02	8/29/2027

	Option Awards (1)
Name and Principal Position	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
David Quattrone, Chief Technology Officer	10,787	(2) (5)	—		1,664.02	5/26/2027
	30		—		1,664.02	8/29/2027
Lawrence Samuelson, SVP, General Counsel & Corporate Secretary	1,683	(2)	—		1,664.02	5/26/2027
William Newman, III, SVP & Chief Financial Officer	721	(2)	—		1,664.02	5/26/2027
	58		59	(6)	2,172.01	11/15/2028
			40	(7)	2,451.67	11/15/2029

(1)

For each named executive officer, the Options disclosed in this table are subject to service-based vesting requirements. See “—Potential Payments upon a Termination or Change in Control” for additional information regarding the circumstances that could result in accelerated vesting of these awards.

(2)

The Options disclosed in this column are subject to service-based vesting requirements as follows: 25% of the time-vesting Options vested on the first anniversary of the specified vesting commencement date and the remaining 75% vested in equal installments at the end of each full three month calendar month period thereafter, subject to the Option holder’s continuous service with us through each applicable vesting date. All of the Options held by the named executive officer pursuant to this award were fully vested as of December 31, 2020.

(3)

In calendar year 2019, Mr. Aggarwal exercised 15,745 previously granted and vested Options and holds the corresponding number of shares of our common stock and the remaining 20,012 fully vested Options.

(4)	In calendar year 2019, Mr. Ghoorah transferred 1,798 fully vested Options to his family trust. The remaining Options are held individually by Mr. Ghoorah.
(5)	In calendar year 2019, Mr. Quattrone transferred 1,500 fully vested Options to his family trust. The remaining Options are held individually by Mr. Quattrone.
(6)

On November 15, 2018, Mr. Newman was granted 117 Options subject to service-based vesting requirements as follows: 31.25% of the Options vested on February 15, 2020 and the remaining 68.75% will vest in equal installments at the end of each full three month calendar period thereafter, subject to Mr. Newman’s continuous service with us through each applicable vesting date.

(7)

On November 15, 2019, Mr. Newman was granted 40 Options subject to service-based vesting requirements as follows: 50% of the Options vested on March 1, 2021 and the remaining 50% will vest on March 1, 2022, subject to Mr. Newman’s continuous service with us through each applicable vesting date. None of the Options held by Mr. Newman pursuant to this award were fully vested as of December 31, 2020.

Options Exercised and Stock Vested During Fiscal Year 2020

None of our named executive officers exercised Options, and our named executive officers did not hold stock awards other than Options, during fiscal year 2020. See “—Outstanding Equity Awards at December 31, 2020” above for more details regarding Options that vested during fiscal year 2020.

Pension Benefits During Fiscal Year 2020

None of our named executive officers participate in defined benefit pension plans.

Nonqualified Deferred Compensation During Fiscal Year 2020

None of our named executive officers participate in nonqualified deferred compensation plans.

Termination and Change in Control Arrangements

Employment Agreements

The employment agreements for our named executive officers provide that, upon a termination of the named executive officer’s employment by Cvent without “cause” or by the named executive officer with “good reason,” each as defined therein, subject to their execution of a fully effective release of claims in favor of Cvent and continued compliance with applicable restrictive covenants, the named executive officer is eligible to receive certain severance payments and benefits. For Messrs. Aggarwal, Ghoorah and Quattrone, such severance payments and benefits are as follows: (a) 12 months of base salary continuation, (b) solely to the extent approved by the board of directors and CEO, a prorated bonus based on actual performance for the year in which such termination occurs, and (c) reimbursements of health insurance premiums for a period of 12 months. Messrs. Samuelson and Newman are eligible to receive: (i) 12 months of base salary continuation, provided that any remuneration received between the date that is 6 months following termination and the date that is 12 months following termination will be offset against any base salary continuation on a dollar-for-dollar basis, (ii) solely to the extent approved by the board of directors and CEO, a prorated bonus based on actual performance for the year in which such termination occurs, and (iii) reimbursements of health insurance premiums for a period of 6 months.

Stock Options

Each named executive officers’ outstanding unvested Options will accelerate and vest upon a “termination event,” which is generally defined as (a) any sale or transfer by Cvent (or any of its significant subsidiaries) of all or substantially all of their assets on a consolidated basis (an “Asset Sale”), (b) any consolidation, merger or reorganization of Cvent (or any of its significant subsidiaries) with or into any other entity or entities as a result of which any person or group other than Vista obtains possession of voting power to elect a majority of the surviving entity’s board of directors or, in the case of a surviving entity which is not a corporation, governing body, or (c) any sale or transfer to any third party of units or shares of the capital stock of any significant subsidiary by the holders thereof as a result of which any person or group other than Vista obtains possession of voting power to elect a majority of the Cvent board of directors or the board of directors or any other governing body of the applicable significant subsidiary.

Upon a “termination event,” which will not include the Business Combination, accelerated Options will be deemed to be automatically exercised through a cashless exercise and the Option holder will have no further rights under the Options other than payment of the consideration, if any, to be paid to the Option holder in respect of such deemed exercise of the accelerated Options.

LTIP

Mr. Newman’s outstanding Incentive will vest and be payable upon a “qualified event” (which is generally defined as any sale or transfer to a third party of at least 50% of Vista’s equity interests in the Company) or a “sale of the company” (which is generally defined as the earlier of (i) the date on which Vista no longer holds any equity securities in the Company and (ii) an Asset Sale), in each case, which will not include the Business Combination, subject to his continued employment through such date, where Vista realizes at least a 2x return on its invested capital (the “total equity return multiple”) as a result of such qualified event or sale of the company. The amount of the Incentive will be more or less than the target amount awarded depending on the total equity return multiple: (i) 0% of the Incentive is payable where the total equity return multiple is less than 2x, (ii) 100% is payable where the total equity return multiple is 2x, (iii) 200% is payable where the total equity return multiple is 3x, (iv) 300% is payable where the total equity return multiple is 4x, and (v) 300% plus 100% for each whole number above 4x is payable where the total equity return multiple is greater than 4x. Where the total equity return multiple is not a whole number, the percentage of the Incentive that is payable is determined based on interpolation.

Potential Payments upon Termination or Change in Control

The following table sets forth quantitative estimates of the benefits that would have accrued to each of our named executive officers if his employment had been terminated without cause or if he had resigned for good reason on December 31, 2020. Each named executive officer would also receive specified payments in connection with a change in control of Cvent had such change in control occurred on December 31, 2020. The table below provides dollar amounts for all potential payments that would be paid by us to each named executive officer under these scenarios involving either a termination or a change in control. Amounts below reflect potential payments pursuant to the various agreements or arrangements described in the footnotes to the table.

	Payable Upon a Termination Without Cause or Resignation for Good Reason			Payable Upon a Change in Control
Name and Principal Position	Continued Base Salary ($) (1)	Annual Bonus for Year of Termination ($) (2)	Continued Health Benefits ($) (3)	Value of Accelerated Equity Awards ($) (4)	Value of LTIP Incentives ($)
Rajeev Aggarwal, Chief Executive Officer and Director	455,000	149,850	20,149	—	—
Charles Ghoorah, President of Worldwide Sales and Marketing	360,500	121,344	19,209	—	—
David Quattrone, Chief Technology Officer	457,320	151,039	19,932	—	—
Lawrence Samuelson, SVP, General Counsel & Corporate Secretary	319,300	87,138	8,922	—	—
William Newman, III, SVP & Chief Financial Officer	286,000	72,150	3,048	7,728 (5)	120,000 (6)

(1)

For each named executive officer, the amounts disclosed in this column represent 12 months of base salary continuation as provided pursuant to his employment agreement upon a termination by Cvent without cause or by the named executive officer with good reason. For Messrs. Samuelson and Newman, this assumes that no remuneration was received by the named executive officer between the date that is 6 months following termination and the date that is 12 months following termination such that the base salary continuation would be subject to offset. See “—Termination and Change in Control Arrangements—Employment Agreements” above for more details regarding the severance benefits that each named executive officer is eligible to receive.

(2)

For each named executive officer, the amounts disclosed in this column represent amounts earned under the management incentive plan based on the actual achievement of company goals and individual objectives for 2020 as provided pursuant to his employment agreement upon a termination by Cvent without cause or by the named executive officer with good reason. For each named executive officer, this assumes that the board of directors and CEO approved payment of the bonus based on actual performance. Assuming termination occurred on December 31, 2020, no proration has been applied. See “—Termination and Change in Control Arrangements—Employment Agreements” above for more details regarding the severance benefits that each named executive officer is eligible to receive.

(3)

The amounts disclosed in this column represent health insurance premium reimbursements for a period of 12 months for Messrs. Aggarwal, Ghoorah and Quattrone, and for a period of 6 months for Messrs. Samuelson and Newman. See “—Termination and Change in Control Arrangements—Employment Agreements” above for more details regarding the severance benefits that each named executive officer is eligible to receive.

(4)

For each named executive officer, the amounts disclosed in this column represent the value of any outstanding unvested Options subject to acceleration upon a change in control of Cvent, which is the “spread” based on the board of directors approved independent valuation price per share as of December 31, 2020 of $2303.66 and the exercise price of the Options.

(5)

On November 15, 2018, Mr. Newman was granted 117 Options with a strike price of $2,172.01. The Options are subject to service-based vesting requirements and any outstanding unvested Options will accelerate and vest upon a change in control of Cvent. Of the Options, 59 were outstanding and subject to acceleration upon a change in control as of December 31, 2020. See “—Termination and Change in Control Arrangements—Stock Options.”

(6)

On November 13, 2020, Mr. Newman was granted an Incentive under the LTIP that will vest and be payable upon a change in control of Cvent where total equity return multiple is at least 2x. The amount disclosed in this column assumes 100% of the Incentive was payable upon a total equity return multiple of 2x. See “—Termination and Change in Control Arrangements—LTIP.”

DIRECTOR COMPENSATION

Sanju Bansal was the sole non-employee member of our board of directors eligible for pay during 2020. We did not pay any compensation, reimburse any expense of, make any equity awards or non-equity awards to, or pay any other compensation to Mr. Bansal in 2020.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)		Total ($)
Sanju Bansal	—	—	(1)	—

(1)

On November 12, 2018, Mr. Bansal received 156 Options. Of the Options, 50% vested on the first anniversary of August 9, 2018, and the remaining 50% vest in equal installments at the end of each full three month calendar month period thereafter. In calendar year 2019, Mr. Bansal exercised 87 previously granted and vested Options and held the corresponding number of shares of our common stock as of December 31, 2020. As of December 31, 2020, Mr. Bansal held 69 unvested Options from this grant, which remain subject to Mr. Bansal’s continuous service with us through each applicable vesting date. On April 29, 2019, Mr. Bansal received 45 Options. Of the Options, 25% vested on the first anniversary of March 1, 2019 and the remaining 75% will vest in equal installments at the end of each full three month calendar month period thereafter, subject to Mr. Bansal’s continuous service with us through each applicable vesting date. Of the Options granted to Mr. Basal in 2019, 19 were vested as of December 31, 2020. Mr. Bansal did not receive Options in 2020.

We do not currently have a formal policy with respect to compensating our non-employee directors for service as directors. Following the consummation of the Business Combination, New Cvent will implement a formal policy pursuant to which its non-employee directors will be eligible to receive compensation for service on the New Cvent Board and committees of the New Cvent Board.

MANAGEMENT OF NEW CVENT FOLLOWING THE BUSINESS COMBINATION

Below is a list of the names, ages as of August 20, 2021, positions and a brief account of the business experience of the individuals who serve as New Cvent’s executive officers and directors.

Name	Age	Position
Rajeev K. Aggarwal	52	Founder, Chief Executive Officer and Director Nominee
Charles Ghoorah	51	Co-founder, President of Worldwide Sales and Marketing
David Quattrone	48	Co-founder, Chief Technology Officer
William J. Newman, III	46	Senior Vice President and Chief Financial Officer
Lawrence J. Samuelson	51	Senior Vice President, General Counsel and Corporate Secretary
[●].	[●]	Director Nominee
[●]	[●]	Director Nominee
[●]	[●]	Director Nominee
[●]	[●]	Director Nominee

Rajeev K. Aggarwal is the founder of Cvent and has served as a member of the board of directors and Chief Executive Officer since September 1999. Mr. Aggarwal will continue to serve on the New Cvent Board. From 1999 through November 2016, when Vista acquired Cvent, Mr. Aggarwal served as Chairman of the board of directors. Mr. Aggarwal received a Bachelor of Science degree from the University of Virginia, a juris doctor degree from Washington and Lee University and a Master of Laws degree from Georgetown University. Mr. Aggarwal is a leading voice in the meetings and events industry, and his knowledge of Cvent as its founder allows him to make valuable contributions to the board of directors.

Charles V. Ghoorah is a co-founder of Cvent. Since September 2014, he has served as our President of Worldwide Sales and Marketing. Mr. Ghoorah served from 2003 to 2014 as Executive Vice President of Sales and Marketing and from 1999 to 2002 as Senior Vice President of Sales and Marketing. Prior to joining Cvent, Mr. Ghoorah was an attorney at Hale & Dorr, an associate director at the Advisory Board Company and an attorney at Williams & Connolly. Mr. Ghoorah received Bachelor of Arts, Master of Arts and juris doctor degrees from Duke University.

David Quattrone is a co-founder of Cvent. Since 2008, he has served as the Chief Technology Officer. Mr. Quattrone served from 2003 to 2008 as Vice President of Product Development and from 1999 to 2002 as Director of Product Development. Prior to joining Cvent, Mr. Quattrone worked at First Consulting Group, E.J. Bell Systems and co-founded Network Resources Group. Mr. Quattrone received Bachelor of Science degrees in electrical engineering and economics from the University of Pennsylvania and a Master of Business Administration degree from the University of Maryland.

William J. Newman, III has served as Senior Vice President and Chief Financial Officer of Cvent since September 2018, including on an interim basis from September 2018 to August 2020. From August 2014 to September 2018, he served as Vice President of Financial Planning and Analysis. Before joining Cvent in 2014, Mr. Newman was Vice President of Finance at Online Resources Corporation, a provider of online banking and full-service bill pay solutions, from August 2002 to June 2013. He began his career as a consultant in the Financial Advisory Services Group at PricewaterhouseCoopers. Mr. Newman received a Bachelor of Science degree in finance and accounting and a Master of Science degree in accounting from the University of Virginia.

Lawrence J. Samuelson has served as Senior Vice President, General Counsel and Corporate Secretary of Cvent since June 2016. From June 2013 to June 2016, he served as Vice President, General Counsel and Corporate Secretary. Prior to joining Cvent, Mr. Samuelson served as the Vice President, Deputy General Counsel and Corporate Secretary of NeuStar, Inc., an information services and analytics company, from January 2011 to May 2013. Mr. Samuelson previously was a corporate securities and mergers and acquisitions attorney at Fried Frank Harris Shriver and Jacobson. Mr. Samuelson received a Bachelor of Arts degree from Tufts University, a Master of International Affairs from Columbia University and a juris doctor degree from Boston University.

FAMILY RELATIONSHIPS

There are no family relationships between any of executive officers or directors of Dragoneer or Cvent or that will be on the management team of New Cvent.

CORPORATE GOVERNANCE

Board Composition and Director Independence

New Cvent’s business and affairs will be managed under the direction of the New Cvent Board. Following completion of this Business Combination, the New Cvent Board will be composed of [●] directors. The Proposed Certificate of Incorporation will provide that the authorized number of directors may be changed only by resolution of the New Cvent Board. The Proposed Certificate of Incorporation will also provide that the New Cvent Board will be divided into three classes of directors, with the classes as nearly equal in number as possible. Subject to any earlier resignation or removal in accordance with the terms of the Proposed Governing Documents, the Class I directors will be [●] and [●] and will serve until the first annual meeting of shareholders following the completion of the Business Combination, the Class II directors will be [●] and [●] and will serve until the second annual meeting of shareholders following the completion of the Business Combination and the Class III directors will be [●] and [●] and will serve until the third annual meeting of shareholders following the completion of the Business Combination. Upon completion of this Business Combination, it is expected that each of the directors will serve in the classes as indicated above. In addition, the Proposed Certificate of Incorporation will provide that the directors may be removed with cause by the affirmative vote of at least a majority of the voting power of New Cvent’s outstanding shares of stock entitled to vote thereon.

Following the closing of the Business Combination, [●] will be the Chair of the New Cvent Board.

The listing standards of the Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act.

It is anticipated that, prior to our completion of this Business Combination, the Cvent Board and the Dragoneer Board will determine that [●] meet the requirements to be independent directors. In making this determination, it is anticipated that the Cvent Board and the Dragoneer Board will consider the relationships that each such non-employee director has with Dragoneer and the relationship they will have with the New Cvent and all other facts and circumstances that the Cvent Board and the Dragoneer Board, respectively, deems relevant in determining their independence, including beneficial ownership of Dragoneer and New Cvent’s common stock.

Controlled Company Status

After completion of the Business Combination, the Vista Funds will control a majority of outstanding New Cvent Common Stock. As a result, New Cvent will be a “controlled company.” Under the Nasdaq rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:

•	the company has a board that is composed of a majority of “independent directors,” as defined under the rules of such exchange;

•	the company has a compensation committee that is composed entirely of independent directors; and

•	the company has a nominating and corporate governance committee that is composed entirely of independent directors.

Following the closing of the Business Combination, New Cvent intends to rely on this exemption. As a result, New Cvent may not have a majority of independent directors on our board of directors. In addition, New Cvent’s compensation committee (“Compensation and Nominating Committee”) may not consist entirely of independent directors or be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements. See “Risk Factors—Risks Related to the Business Combination and Dragoneer—As a “controlled company” within the meaning of Nasdaq listing standards, New Cvent will qualify for exemptions from certain corporate governance requirements. New Cvent has the opportunity to elect any of the exemptions afforded a controlled company.”

Board Committees

Upon completion of the Business Combination, the New Cvent Board will have an Audit Committee and a Compensation and Nominating Committee. The composition, duties and responsibilities of these committees will be as set forth below. In the future, the New Cvent Board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Board Member	Audit Committee	Compensation and Nominating Committee

AUDIT COMMITTEE

Following this Business Combination, the Audit Committee will be composed of [•], with [•] serving as chair of the committee. We intend to comply with the audit committee requirements of the SEC and the Nasdaq, which require that the Audit Committee be composed of at least one independent director at the closing of the Business Combination, a majority of independent directors within 90 days following this Business Combination and all independent directors within one year following the Business Combination. It is anticipated that, prior to the completion of the Business Combination, the Cvent Board will determine that [•] meet the independence requirements of Rule 10A-3 under the Exchange Act and the applicable listing standards of the Nasdaq. We anticipate that, prior to our completion of this Business Combination, the Cvent Board will determine that [•] is an “audit committee financial expert” within the meaning of SEC regulations and applicable listing standards of the Nasdaq. The Audit Committee’s responsibilities upon completion of the Business Combination will include:

•	appointing, approving the compensation of, and assessing the qualifications, performance and independence of our independent registered public accounting firm;

•	pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	review our policies on risk assessment and risk management;

•

reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending, based upon the Audit Committee’s review and discussions with management and the independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the Audit Committee report required by the rules of the SEC to be included in our annual proxy statement;

•	reviewing all related party transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing and discussing with management and our independent registered public accounting firm our earnings releases.

COMPENSATION AND NOMINATING COMMITTEE

Following this Business Combination, the Compensation and Nominating Committee will be composed of [•], with [•] serving as chair of the committee. The Compensation and Nominating Committee’s responsibilities upon completion of this Business Combination will include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining and approving the compensation of our chief executive officer;

•	reviewing and approving the compensation of our other executive officers;

•	appointing, compensating and overseeing the work of any compensation consultant, legal counsel or other advisor retained by the Compensation and Nominating Committee;

•	conducting the independence assessment outlined in the Nasdaq rules with respect to any compensation consultant, legal counsel or other advisor retained by the Compensation and Nominating Committee;

•	annually reviewing and reassessing the adequacy of the committee charter in its compliance with the listing requirements of the Nasdaq;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	overseeing and administering our compensation and similar plans;

•	reviewing and making recommendations to the New Cvent Board with respect to director compensation;

•	reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K;

•	developing and recommending to the New Cvent Board criteria for board and committee membership;

•	identifying and recommending to the New Cvent Board the persons to be nominated for election as directors and to each of our board committees;

•	developing and recommending to the New Cvent Board best practices and corporate governance principles;

•	developing and recommending to the New Cvent Board a set of corporate governance guidelines;

•	reviewing and recommending to the New Cvent Board the functions, duties and compositions of the committees of the Board;

•

reviewing and making recommendations to the New Cvent Board with respect to Environmental, Social and Governance (“ESG”) strategy, policies and procedures (including the Sustainability Policy) and emergent ESG-related trends and issues (including climate change and human capital management) in connection with New Cvent’s business activities, to encourage long-term sustainable performance, manage ESG risks, and effectively communicate ESG initiatives to stakeholders, including ESG ratings agencies;

•	reviewing and discussing with management ESG reports by management and ESG efforts that management has implemented to monitor and address New Cvent’s impact on ESG issues; and

•	reviewing and assessing shareholder proposals submitted to New Cvent for inclusion in New Cvent’s proxy statement, including an assessment of the relevance and significance of the proposal.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or Compensation and Nominating Committee.

CODE OF BUSINESS CONDUCT AND ETHICS

Following the consummation of the Business Combination, New Cvent will adopt a code of business conduct and ethics that applies to all of its employees, officers and directors, including those officers responsible for financial reporting. Upon the closing of the Business Combination, the code of business conduct and ethics will be available on the Legal section at www.cvent.com. The information contained on this website is not part of this prospectus. If New Cvent make any substantive amendments to, or grant any waivers from, the code for any officer or director, New Cvent will disclose the nature of such amendment or waiver on our website.

ESG OVERSIGHT

The New Cvent Board will oversee its approach to ESG matters, including: its governance and privacy-related policies and practices; its systems of risk management and controls; its human capital strategy; the manner in which it serves customers and supports communities; and how it approaches sustainability in businesses and operations. In connection with the Business Combination, the New Cvent Board will establish standing committees that will oversee certain aspects of ESG matters in accordance with the scope of their charters. Cvent believes that its long-term success requires a continued focus on these evolving topics and a commitment to regularly evaluating how we are doing and challenging ourselves to improve.

Cvent believes that its impact on the environment; how it protects and process personal data; how it builds relationships and interact with employees, suppliers, customers and the communities where it operates; and the accountability of its leadership to its stockholders is critically important to the business. Cvent has undertaken a number of strategies to further these goals, including strategies to measure our greenhouse gas footprint, energy efficiency, and natural resource usage; commit to the Science Based Targets initiative (“SBTi”) and develop emissions reduction targets that are in line with the SBTi’s criteria; invest in data security; increase employee diversity; and ensure a respectful workplace and connect with its communities. To support these initiatives, it has several employee led-groups with C-level support that devote time to Cvent’s ERG-related programs. See “Information about Cvent—Employees and Human Capital Resources” for a more detailed discussion of our social initiatives.

Cvent maintains several ESG policies, including Sustainability, Code of Business Conduct and Ethics, Anti-Discrimination and Harassment, and Anti-Corruption policies. Cvent is also in the process of setting goals with respect to environmental impact, diversity, equity and inclusion, community engagement, corporate social responsibility, data privacy, cyber security, employee engagement and health and wellness. Finally, with respect to its services, Cvent believes its products help achieve a positive social and environmental impact by helping reduce paper waste at live events and by helping reduce the need for travel thanks to its virtual event offerings. Cvent also helps train planners on hosting green events and its CSN allows customers to identify environmentally friendly venues.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership of Dragoneer ordinary shares as of the record date and of New Cvent Common Stock immediately following consummation of the Business Combination by:

•	each person known by Dragoneer to be the beneficial owner of more than 5% of Dragoneer’s outstanding ordinary shares on the record date;

•	each person known by Dragoneer who may become beneficial owner of more than 5% of outstanding New Cvent Common Stock immediately following the Business Combination;

•	each of Dragoneer’s current executive officers and directors;

•	each person who will become an executive officer or a director of New Cvent upon consummation of the Business Combination;

•	all of Dragoneer’s current executive officers and directors as a group; and

•	all of New Cvent’s executive officers and directors as a group after the consummation of the Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security. Under those rules, beneficial ownership includes securities that the individual or entity has the right to acquire, such as through the exercise of stock options, within 60 days of [●], 2021. Shares subject to options that are currently exercisable or exercisable within 60 days of [●], 2021 are considered outstanding and beneficially owned by the person holding such shares, options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as noted by footnote, and subject to community property laws where applicable, based on the information provided to Dragoneer, Dragoneer believes that the persons and entities named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them.

			After Business Combination
	Prior to Business Combination(2)		Assuming No Redemptions(3)		Assuming Maximum Redemptions(4)
Name and Address of Beneficial Owners(1)	Number of Shares	%	Number of Shares	%	Number of Shares	%
Directors and officers prior to the Business Combination:
Marc Stad(5)	6,600,000
Pat Robertson(6)	—
Sarah J. Friar	75,000
David D. Ossip	75,000
Gokul Rajaram	75,000
Jay Simons	75,000
All directors and officers prior to the Business Combination (seven persons)	6,900,000

After Business Combination
	Prior to Business Combination(2)		Assuming No Redemptions(3)		Assuming Maximum Redemptions(4)
Name and Address of Beneficial Owners(1)	Number of Shares	%	Number of Shares	%	Number of Shares	%
Directors and named executive officers after the Business Combination:
Rajeev Aggarwal
Charles Ghoorah
David Quattrone
Lawrence Samuelson
William Newman
[Director Nominee]
[Director Nominee]
[Director Nominee]
[Director Nominee]
All directors and officers after the Business Combination as a group ([●] persons)
Five Percent Holders:
Vista Funds(7)
Sponsor

(1)

Unless otherwise noted, the business address of each of the directors and officers prior to the Business Combination is One Letterman Drive, Building D Suite M500, San Francisco, CA 94129 and the business address of each of the directors and officers after the Business Combination is 1765 Greensboro Station Place, 7th Floor, Tysons, VA 22201.

(2)

Prior to the Business Combination, the percentage of beneficial ownership of Dragoneer on the record date is calculated based on (i) 27,600,000 Class A ordinary shares and (ii) 6,900,000 Class B ordinary shares, in each case, outstanding as of such date.

(3)

The expected beneficial ownership of New Cvent immediately upon consummation of the Business Combination, assuming no holders of public shares exercise their redemption rights in connection therewith and the Closing occurs on [●], is based on [●] shares of New Cvent Common Stock outstanding as of such date, and consists of (i) 27,600,000 Class A ordinary shares that will convert into a like number of shares of New Cvent Common Stock, (ii) 6,900,000 Class B ordinary shares that will convert into a like number of shares of New Cvent Common Stock, (iii) 416,351,853 shares of New Cvent Common Stock that will be issued to the holders of shares of common stock of Cvent, (iv) 5,000,000 Class A ordinary shares that will be issued in connection with the forward purchase agreement substantially concurrently with the consummation of the Business Combination, (v) 47,500,000 shares of New Cvent Common Stock that will be issued in the PIPE Financing, (vi) 752,000 private placement shares held by Sponsor and (vii) 200,000 Class A ordinary shares that will be issued upon conversion of the principal amount of a working capital loan provided by Sponsor.

(4)

The expected beneficial ownership of New Cvent immediately upon consummation of the Business Combination, assuming all holders of Dragoneer’s public shares exercise their redemption rights in connection therewith and the Closing occurs on [●], is based on [●] shares of New Cvent Common Stock outstanding as of such date, and consists of (i) 6,900,000 Class B ordinary shares that will convert into a like number of shares of New Cvent Common Stock, (ii) 416,351,853 shares of New Cvent Common Stock that will be issued to the holders of shares of common stock of Cvent, (iii) 5,000,000 Class A ordinary shares that will be issued in connection with the forward purchase agreement immediately prior to the closing of the Business Combination and (iv) 47,500,000 shares of New Cvent Common Stock that will be issued in the PIPE Financing, (v) 752,000 private placement shares held by Sponsor and (vi) 200,000 Class A ordinary shares that will be issued upon conversion of the principal amount of a working capital loan provided by Sponsor.

(5)

Prior to the Business Combination, includes 6,600,000 Class B ordinary shares held in the name of Sponsor. Prior to the Business Combination, does not include 200,000 Class A ordinary shares that will be issued upon conversion of the principal amount of a working capital loan provided by Sponsor. Immediately upon consummation of the Business Combination, includes 5,000,000 Class A ordinary shares that will be issued in connection with the Forward Purchase Agreement to the Forward Purchaser, an affiliate of Sponsor, immediately prior to the closing of the Business Combination. Immediately upon consummation of the Business Combination, does not include 200,000 Class A ordinary shares that will be issued upon conversion of the principal amount of a working capital loan provided by Sponsor. Marc Stad is the sole member of the ultimate general partner of Dragoneer Interco Holdings LP, which is the ultimate manager of Sponsor. Mr. Stad is the sole member of the ultimate general partner of Dragoneer Global GP II, LLC, which is the general partner of Dragoneer Global Fund II, L.P., which is the manager of Dragoneer Funding II LLC. As a result of the foregoing relationships, Mr. Stad may be deemed to beneficially own securities held by Sponsor and Dragoneer Funding II LLC.

(6)	Does not include any shares indirectly owned by this individual as a result of his membership interest in Sponsor.
(7)

Represents [•] shares held directly by Vista Equity Partners Fund VI, L.P., or VEPF VI, [•] shares held directly by Vista Equity Partners Fund VI-A, L.P., or VEPF VI-A, and [•] shares held directly by VEPF VI FAF, L.P., or VEPF VI FAF. Vista Equity Partners Fund VI GP, L.P., or VEPF VI GP, is the sole general partner of each of VEPF VI, VEPF VI-A and VEPF VI FAF. VEPF VI GP’s sole general partner is VEPF VI GP, Ltd., or VEPF VI UGP. Robert F. Smith is the Sole Director of VEPF VI UGP, as well as one of its 11 Members. VEPF Management, L.P., or VEPF Management, is the sole management company of each of VEPF VI, VEPF VI-A and VEPF VI FAF. VEPF Management’s sole general partner is VEP Group, LLC, or VEP Group, and VEPF Management’s sole limited partner is Vista Equity Partners Management, LLC, or VEPM. VEP Group is the Senior Managing Member of VEPM.

Additionally represents [•] shares held directly by VEPF IV AIV VII, L.P., or VEPF IV, and [•] shares held directly by VEPF IV AIV VII-A, L.P., or VEPF IV-A. Vista Equity Partners Fund IV GP, LLC, or VEPF IV GP, is the sole general partner of each of VEPF IV and VEPF IV-A. VEPF IV GP’s sole senior managing member is VEP Group.

Additionally represents [•] shares held directly by VEPF III AIV VI, L.P., or VEPF III, and [•] shares held directly by VEPF III AIV VI-A, L.P., or VEPF III-A. Vista Equity Partners Fund III GP, LLC, or VEPF III GP is the sole general partner of each of VEPF III and VEPF III-A. VEPF III GP’s sole senior managing member is VEP Group.

Additionally represents [•] shares held directly by VFF I AIV IV, L.P., or VFF I, and [•] shares held directly by VFF I AIV IV-A, L.P., or VFF I-A, and collectively with VEPF VI, VEPF VI-A, VEPF VI FAF, VEPF IV, VEPF IV-A, VEPF III, VEPF III-A and VFF I, the Vista Funds. Vista Foundation Fund I GP, LLC, or VFF I GP, is the sole general partner of each of VFF I and VFF I-A. VFF I GP’s sole senior managing member is VEP Group.

Robert F. Smith is the sole Managing Member of VEP Group. Consequently, Mr. Smith, VEPF VI UGP and VEP Group may be deemed the beneficial owners of the shares held by VEPF VI, VEPF VI-A and VEPF VI FAF, and Mr. Smith and VEP Group may be deemed the beneficial owners of the shares held by VEPF IV, VEPF IV-A, VEPF III, VEPF III-A, VFF I and VFF I-A. Each of the Vista Funds, VEPF VI UGP, VEP Group and Mr. Smith expressly disclaim beneficial ownership of any shares not held directly. The principal business address of each of the Vista Funds, VEPF VI UGP, VEPF Management and VEP Group is c/o Vista Equity Partners, 4 Embarcadero Center, 20th Fl., San Francisco, California 94111. The principal business address of Mr. Smith is c/o Vista Equity Partners, 401 Congress Drive, Suite 3100, Austin, Texas 78701.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Certain Relationships and Related Person Transactions—Dragoneer

On September 29, 2020, our sponsor paid $25,000, or approximately $0.0087 per share, to cover certain of our offering and formation costs in consideration of 2,875,000 Class B ordinary shares, par value $0.0001. On October 22, 2020, Dragoneer effected a share dividend, resulting in 5,750,000 founder shares outstanding. On November 16, 2020, Dragoneer effected a share dividend, resulting in 6,900,000 founder shares outstanding. On October 29, 2020, our sponsor transferred 75,000 Class B ordinary shares to each of our independent directors. The founder shares (including the Class A ordinary shares issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder.

Our sponsor purchased an aggregate of 752,000 private placement shares for a purchase price of $10.00 per whole share, or $7,520,000 in the aggregate, in a private placement that occurred simultaneously with the closing of our Initial Public Offering. The private placement shares may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder.

We have entered into the Forward Purchase Agreement pursuant to which the Forward Purchaser, which has received commitments from one or more funds affiliated with Dragoneer, has agreed to subscribe for an aggregate of up to 5,000,000 Class A ordinary shares for $10.00 per share, or up to $50,000,000 in the aggregate, in a private placement to close substantially concurrently with the closing of our initial Business Combination. We will determine in our sole discretion the specific number of Forward Purchase Shares that we sell to the Forward Purchaser, if any.

The Forward Purchase Agreement also provides that the forward purchase investor is entitled to registration rights with respect to the Forward Purchase Shares and ordinary shares acquired by the forward purchase investor, including any time after we complete our initial Business Combination.

The Forward Purchase Agreement also provides that the Forward Purchaser is entitled to registration rights with respect to (A) the Forward Purchase Shares and (B) any other Class A ordinary shares acquired by the Forward Purchaser, including any time after we complete our initial business combination. Please see “Description of Securities—Registration Rights” for additional information.

If any of our officers or directors becomes aware of a business combination opportunity that falls within the line of business of any entity to which he, she or they has then-current fiduciary or contractual obligations, he, she or they will honor his or her fiduciary or contractual obligations to present such opportunity to such entity. Our officers and directors currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to us. We may, at our option, pursue an Affiliated Joint Acquisition opportunity with an entity to which an officer or director has a fiduciary or contractual obligation. Any such entity may co-invest with us in the target business at the time of our initial business combination, or we could raise additional proceeds to complete the acquisition by making a specified future issuance to any such entity.

We currently maintain our executive offices at One Letterman Drive, Building D, Suite M500, San Francisco, California 94129. Our sponsor has agreed to provide us office space and general administrative services at no cost.

No compensation of any kind, including finder’s and consulting fees, will be paid to our sponsor, officers and directors, or their respective affiliates, for services rendered prior to or in connection with the completion of an initial business combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made by us to our sponsor, officers, directors or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

In addition, in order to finance transaction costs in connection with the Business Combination Agreement, we executed a promissory note pursuant to which our sponsor provided us with an interest-free working capital loan of $2,000,000. The Sponsor intends to elect to have the $2,000,000 balance of a working capital loan provided to Dragoneer converted, in whole or in part, upon the consummation of the Business Combination, into Class A ordinary shares substantially identical to the private placements shares, at a price of $10.00 per share. If we complete the initial business combination, we may repay such loaned amounts out of the proceeds of the trust account released to us. The shares would be identical to the private placement shares, including as to exercise price, exercisability and exercise period. We do not expect to seek loans from parties other than our sponsor, its affiliates or our management team as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.

After the closing of the Business Combination, members of our management team who remain with New Cvent may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our shareholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a general meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.

Amended and Restated Registration Rights Agreement

Pursuant to the Business Combination Agreement, at Closing, the Registration Rights Investors will enter into the Amended and Restated Registration Rights Agreement, to be effective upon Closing pursuant to which, among other things, the Registration Rights Investors have agreed to only effect a sale or distribution of Dragoneer equity securities pursuant to certain transfer restrictions and have been granted certain customary registration rights. Under the Amended and Restated Registration Rights Agreement, the Vista Holders will be entitled to request that New Cvent register the Vista Holders’ shares on a long-form or short-form registration statement on one or more occasions in the future, which registrations may be “shelf registrations,” subject to certain conditions outlined in the Amended and Restated Registration Rights Agreement. The Amended and Restated Registration Rights Agreement requires that New Cvent file a resale registration statement for certain registrable securities, including registrable securities held by Dragoneer, within thirty days of Closing. The Registration Rights Investors, including the Vista Holders, will also be entitled to participate in certain of our registered offerings, subject to the restrictions in the Amended and Restated Registration Rights Agreement. Under certain circumstances, New Cvent will pay Registration Rights Agreement Investors’ (including the Vista Holders’) expenses in connected with the exercise of these rights.

PIPE Financing

At Closing, the PIPE Investors will purchase $475,000,000 of New Cvent Common Stock in a private placement. The funds from such private placement will be used as part of the consideration to New Cvent’s equityholders in connection with the Business Combination, and any excess funds from such private placement would be used for working capital in New Cvent. For additional information, see “Business Combination Proposal—Related Agreements—PIPE Financing.”

Certain Relationships and Related Person Transactions—Cvent

Prior to completion of this Business Combination, Cvent intends to adopt a policy with respect to the review, approval and ratification of related party transactions. Under the policy, New Cvent’s Audit Committee will be responsible for reviewing and approving related person transactions. In the course of its review and approval of related party transactions, the Audit Committee will consider the relevant facts and circumstances to decide whether to approve such transactions. In particular, this policy will require the Audit Committee to consider, among other factors it deems appropriate:

•	the related person’s relationship to us and interest in the transaction;

•	the material facts of the proposed transaction, including the proposed aggregate value of the transaction;

•	the impact on a director’s independence in the event the related person is a director or an immediate family member of the director;

•	the benefits to Cvent of the proposed transaction;

•	if applicable, the availability of other sources of comparable products or services; and

•	an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

The Audit Committee may only approve those transactions that are in, or are not inconsistent with, Cvent’s best interests and those of its shareholders, as the Audit Committee determines in good faith.

In addition, under Cvent’s code of business conduct and ethics, which will be adopted prior to the consummation of the Business Combination, Cvent’s employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

All of the transactions described below were entered into prior to the adoption of Cvent’s written related party transactions policy (which policy will be adopted prior to the consummation of the Business Combination), but all were approved by the Cvent Board considering similar factors to those described above.

Related Party Transactions

Other than compensation arrangements for Cvent’s directors and named executive officers, which are described in the section entitled “Executive Compensation”, below Cvent describes transactions since January 1, 2018 to which it was a participant or will be a participant, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of its directors, executive officers, or holders of more than 5% of Company capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Indemnification of Officers and Directors

Upon completion of the Business Combination, Cvent intends to enter into indemnification agreements with each of its executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL. Additionally, Cvent may enter into indemnification agreements with any new directors or officers that may be broader in scope than the specific indemnification provisions contained in Delaware law.

Term Loan Facility

In October 2018, Cvent, Inc. and Papay Holdco, LLC, (“Papay Holdco”), each of which are wholly-owned subsidiaries of Cvent, entered into two incremental facilities, which increased the balance of the Term Loan Facility by an aggregate of $93.0 million. Vista Private Equity provided a shareholder loan of $40.0 million for Cvent’s acquisition of Social Tables, Inc. on October 16, 2018, which was repaid in full, including accrued interest, on October 26, 2018. Vista Credit Partners provided the funding for the financing of $53.0 million bringing its total share of the first lien loan to $62.8 million as of December 31, 2018. Vista Credit Partners has a balance of $50.1 million, $51.5 million and $49.3 million in the Term Loan Facility as of June 30, 2021, December 31, 2020 and 2019, respectively. There are no other related parties that have a position in the Term Loan Facility.

Relationship with Vista

For the years ended December 31, 2020, 2019, and 2018, respectively, Cvent and its subsidiaries incurred $0.1 million, $0.4 million and $0.4 million for consulting fees from the Vista Investors which is recorded in general and administrative expenses. For the three months ended June 30, 2021 and 2020, respectively, Cvent incurred less than $0.1 million for consulting fees from Vista which is recorded in general and administrative expenses. For the six months ended June 30, 2021 and 2020, respectively, Cvent incurred $0.1 million for consulting fees from Vista which is recorded in general and administrative expenses. As of December 31, 2020, 2019, and 2018 and as of June 30, 2021 and June 30, 2020, respectively, less than $0.1 million was included in accrued expenses in Cvent’s consolidated balance sheet.

Arrangements with Companies Controlled by Vista

On November 29, 2016, Papay Holdco entered into an agreement with Active Network, LLC, (“Active”), an affiliate of Lanyon Solutions, Inc., (“Lanyon”), to purchase certain services that had been shared when Cvent, Inc. and Lanyon were under common control by the Vista Investors. Certain of these agreements continued to remain in force for all or part of 2018 and 2019, and Cvent incurred expenses to Active of $0.04 million and $0.07 million for the years ended December 31, 2019 and 2018, respectively. Such arrangement ended as of December 31, 2019.

In addition, Cvent and its subsidiaries entered into transactions to sell services to other Vista Investor controlled entities during 2021, 2020, 2019 and 2018. For the years ended December 31, 2020, 2019 and 2018 respectively, Cvent recognized $1.4 million, $0.9 million and $1.2 million in revenue related to these transactions. For the three months ended June 30, 2021 and 2020, respectively, Cvent recognized $0.2 million and $0.8 million in revenue related to these transactions. For the six months ended June 30, 2021 and 2020, respectively, Cvent recognized $0.3 million and $1.0 million in revenue related to these transactions. Cvent also purchased software subscription and other services from Vista Investor affiliates. The total expenses incurred were $1.3 million, $0.2 million and $0.3 million for the years ended December 31, 2020, 2019 and 2018, respectively. For the three months ended June 30, 2021 and 2020, respectively, Cvent recognized $0.5 million and $0.3 million in expenses related to these transactions. For the six months ended June 30, 2021 and 2020, respectively, Cvent recognized $0.9 million and $0.5 million in expenses related to these transactions.

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS

Dragoneer is an exempted company incorporated under the Cayman Islands Companies Act. The Cayman Islands Companies Act, Cayman Islands law generally and the Existing Governing Documents govern the rights of its shareholders. The Cayman Islands Companies Act and Cayman Islands law generally differs in some material respects from laws generally applicable to United States corporations and their stockholders. In addition, the Existing Governing Documents differ in certain material respects from the Proposed Governing Documents. As a result, when you become a stockholder of New Cvent, your rights will differ in some regards as compared to when you were a shareholder of Dragoneer.

Below is a summary chart outlining important similarities and differences in the corporate governance and stockholder/shareholder rights associated with each of Dragoneer and New Cvent according to applicable law and/or the organizational documents of Dragoneer and New Cvent. You also should review the Proposed Certificate of Incorporation and the Proposed Bylaws of New Cvent attached hereto as Annex C and Annex D to this proxy statement/prospectus/consent solicitation, as well as the Delaware corporate law and corporate laws of the Cayman Islands, including the Cayman Islands Companies Act, to understand how these laws apply to Dragoneer and New Cvent.

	Delaware	Cayman Islands
Stockholder/Shareholder Approval of Business Combinations

Mergers generally require approval of a majority of all outstanding shares.

Mergers in which less than 20% of the acquirer’s stock is issued generally do not require acquirer stockholder approval.

Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.

Mergers require a special resolution, and any other authorization as may be specified in the relevant articles of association. Parties holding certain security interests in the constituent companies must also consent.

All mergers (other than parent/subsidiary mergers) require shareholder approval—there is no exception for smaller mergers.

Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder.

A Cayman Islands company may also be acquired through a .

	Delaware	Cayman Islands
“scheme of arrangement” sanctioned by a Cayman Islands court and approved by 50%+1 in number and 75% in value of shareholders in attendance and voting at a shareholders’ meeting

Stockholder/Shareholder Votes for Routine Matters	Generally, approval of routine corporate matters that are put to a stockholder vote require the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter.	Under Cayman Islands law and the Existing Governing Documents, routine corporate matters may be approved by an ordinary resolution (being a resolution passed by a simple majority of the shareholders as being entitled to do so).

Appraisal Rights	Generally a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger.	Minority shareholders that dissent from a Cayman Islands statutory merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.

Inspection of Books and Records	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.

Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit subject to procedural requirements (including adopting Delaware as the exclusive forum as per Governing Documents Proposal E).

In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.

Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders.

A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole.

In addition to fiduciary duties, directors owe a duty of care, diligence and skill.

Such duties are owed to the company but may be owed direct to creditors or shareholders in certain limited circumstances.

	Delaware	Cayman Islands
Indemnification of Directors and Officers	A corporation is generally permitted to indemnify its directors and officers acting in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.	A Cayman Islands company generally may indemnify its directors or officers except with regard to fraud or willful default.

Limited Liability of Directors	Permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.	Liability of directors may be unlimited, except with regard to their own fraud or willful default.

DESCRIPTION OF NEW CVENT SECURITIES

The following summary of certain provisions of New Cvent securities does not purport to be complete and is subject to the Proposed Certificate of Incorporation, the Proposed Bylaws and the provisions of applicable law. Copies of the Proposed Certificate of Incorporation and the Proposed Bylaws are attached to this proxy statement/prospectus/consent solicitation as Annex C and Annex D, respectively.

Authorized Capitalization

General

Upon completion of the Business Combination, New Cvent’s authorized capital stock will consist of 1,500,000,000 shares of common stock, par value $0.0001 per share, and 1,000,000 shares of undesignated preferred stock, par value $0.0001 per share. As of June 30, 2021, Dragoneer had 35,252,000 ordinary shares outstanding held by shareholders of record and no shares of preference shares outstanding. After consummation of this Business Combination and the use of proceeds therefrom, New Cvent expects to have 416,351,853 shares of New Cvent Common Stock outstanding (not including shares of New Cvent Common Stock underlying options issued to current optionholders of Cvent), and expects to have no shares of preferred stock outstanding. The following description of capital stock is intended as a summary only and is qualified in its entirety by reference to the Proposed Governing Documents to be in effect at the closing of the Business Combination, which are filed as exhibits to the Business Combination Agreement attached hereto of which this prospectus/proxy statement forms a part, and to the applicable provisions of the DGCL.

New Cvent Common Stock

Dividend Rights

Subject to preferences that may apply to shares of New Cvent Preferred Stock outstanding at the time, holders of outstanding shares of New Cvent Common Stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as the New Cvent Board may determine from time to time.

Voting Rights

Each outstanding share of New Cvent Common Stock will be entitled to one vote on all matters submitted to a vote of shareholders. Holders of shares of New Cvent Common Stock shall have no cumulative voting rights.

Preemptive Rights

New Cvent Common Stock will not be entitled to preemptive or other similar subscription rights to purchase any of New Cvent’s securities.

Conversion or Redemption Rights

New Cvent Common Stock will be neither convertible nor redeemable.

Liquidation Rights

Upon New Cvent’s liquidation, the holders of New Cvent Common Stock will be entitled to receive pro rata New Cvent’s assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of New Cvent Preferred Stock then outstanding.

Preferred Stock

The New Cvent Board may, without further action by its shareholders, from time to time, direct the issuance of shares of New Cvent Preferred Stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the New Cvent Common Stock. Satisfaction of any dividend preferences of outstanding shares of New Cvent Preferred Stock would reduce the amount of funds available for the payment of dividends on shares of New Cvent Common Stock. Holders of shares of New Cvent Preferred Stock may be entitled to receive a preference payment in the event of liquidation before any payment is made to the holders of shares of New Cvent Common Stock. Under certain circumstances, the issuance of shares of New Cvent Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of New Cvent’s securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the New Cvent Board, without shareholder approval, may issue shares of New Cvent Preferred Stock with voting and conversion rights which could adversely affect the holders of shares of New Cvent Common Stock and the market value of New Cvent’s common stock.

ANTI-TAKEOVER EFFECTS OF THE COMBINED COMPANY’S CERTIFICATE OF INCORPORATION AND THE COMBINED COMPANY’S BYLAWS

The Proposed Governing Documents and the DGCL will contain provisions, which are summarized in the following paragraphs that are intended to enhance the likelihood of continuity and stability in the composition of the New Cvent Board. These provisions are intended to avoid costly takeover battles, reduce vulnerability to a hostile change of control and enhance the ability of the New Cvent Board to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of New Cvent by means of a tender offer, a proxy contest or other takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of New Cvent Common Stock held by shareholders.

These provisions include:

Classified Board

The Proposed Certificate of Incorporation will provide that the New Cvent Board will be divided into three classes of directors, with the classes as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of the New Cvent Board will be elected each year. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of the New Cvent Board. The Proposed Certificate of Incorporation will also provide that, subject to any rights of holders of New Cvent Preferred Stock to elect additional directors under specified circumstances and subject to the Investor Rights Agreement, the number of directors will be fixed exclusively pursuant to a resolution adopted by its board of directors. Upon completion of this Business Combination, it is expected that the New Cvent Board will have [•] members.

Shareholder Action by Written Consent

The Proposed Certificate of Incorporation will preclude shareholder action by written consent.

Special Meetings of Shareholders

The Proposed Governing Documents will provide that, except as required by law, special meetings of the New Cvent shareholders may be called at any time only by or at the direction of the New Cvent Board or the chairman of the New Cvent Board. The Proposed Bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of New Cvent.

Advance Notice Procedures

The Proposed Bylaws will establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to our board of directors. Shareholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the New Cvent Board or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given the New Cvent Secretary timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting. Although the Proposed Bylaws will not give the New Cvent Board the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the Proposed Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of New Cvent.

Removal of Directors; Vacancies

The Proposed Certificate of Incorporation will provide that, subject to the Investor Rights Agreement, directors may only be removed for cause, and only by the affirmative vote of holders of at least a majority in voting power of all the then-outstanding shares of stock of New Cvent entitled to vote thereon, voting together as a single class. In addition, the Proposed Certificate of Incorporation will provide that, subject to the rights granted to one or more series of New Cvent Preferred Stock then outstanding, any newly created directorship on the New Cvent Board that results from an increase in the number of directors and any vacancies on the New Cvent Board will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director.

The combination of the classification of the New Cvent Board and the lack of cumulative voting will make it more difficult for our existing shareholders to replace the New Cvent Board as well as for another party to obtain control of us by replacing the New Cvent Board. Because the New Cvent Board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing shareholders or another party to effect a change in management.

Authorized but Unissued Shares

The authorized but unissued shares of New Cvent Common Stock and New Cvent Preferred Stock will be available for future issuance without shareholder approval, subject to stock exchange rules. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. One of the effects of the existence of authorized but unissued New Cvent Common Stock or New Cvent Preferred Stock may be to enable the New Cvent Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of New Cvent by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of New Cvent’s management and possibly deprive New Cvent’s shareholders of opportunities to sell their shares of New Cvent Common Stock at prices higher than prevailing market prices.

Business Combinations

The Proposed Governing Documents will provide that New Cvent will not be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested shareholder” for a three-year period following the time that the person becomes an interested shareholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested shareholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested shareholder is prohibited unless it satisfies one of the following conditions: (1) before the shareholder became an interested shareholder, the board of directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder; (2) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or (3) at or after the time the shareholder became an interested shareholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the shareholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested shareholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a shareholders’ amendment approved by at least a majority of the outstanding voting shares.

New Cvent will opt out of Section 203 in the Proposed Certificate of Incorporation.

DISSENTERS’ RIGHTS OF APPRAISAL AND PAYMENT

Under the DGCL, with certain exceptions, New Cvent’s shareholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, shareholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

SHAREHOLDERS’ DERIVATIVE ACTIONS

Under the DGCL, any of New Cvent’s shareholders may bring an action in New Cvent’s name to procure a judgment in New Cvent’s favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of New Cvent’s shares at the time of the transaction to which the action relates or such shareholder’s stock thereafter devolved by operation of law.

AMENDMENT TO CERTIFICATE OF INCORPORATION AND BYLAWS

The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment.

The Proposed Governing Documents will provide that, subject to the terms of the Investor Rights Agreement, each may be amended by the affirmative vote of a majority of the outstanding stock entitled to vote thereon.

EXCLUSIVE FORUM

The Proposed Certificate of Incorporation will provide that, unless it consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) will be the sole and exclusive forum for any state court action for (1) any derivative action or proceeding brought on New Cvent’s behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of New Cvent’s directors, officers or other employees to New Cvent or New Cvent’s shareholders, (3) any action asserting a claim against New Cvent or any director or officer of New Cvent arising pursuant to any provision of the DGCL, New Cvent’s certificate of incorporation or New Cvent’s bylaws or (4) any other action asserting a claim against New Cvent or any director or officer of New Cvent that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Unless New Cvent consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of New Cvent’s capital stock will be deemed to have notice of and to have consented to the provisions of New Cvent’s certificate of incorporation described above; provided, however, that stockholders will not be deemed to have waived compliance with the federal securities laws and the rules and regulations thereunder. These provisions may have the effect of discouraging lawsuits against New Cvent or its directors and officers. Additionally, the forum selection clause in New Cvent’s certificate of incorporation may limit its stockholders’ ability to bring a claim in a forum that they find favorable for disputes with it or its directors, officers, employees, or agents, which may discourage such lawsuits against it and its directors, officers, employees, and agents even though an action, if successful, might benefit stockholders. The Court of Chancery of the State of Delaware may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to New Cvent than its stockholders.

Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and New Cvent’s bylaws will provide that the federal district courts of the United States of America will, unless consented to in writing and to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

CONFLICTS OF INTEREST

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or shareholders. New Cvent’s certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that New Cvent has in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain of its officers, directors or shareholders or their respective affiliates, other than those officers, directors, shareholders or affiliates who are New Cvent or its subsidiaries’ employees. New Cvent’s certificate of incorporation will provide that, to the fullest extent permitted by law, no director who is not employed by New Cvent (including any non-employee director who serves as one of New Cvent’s officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which New Cvent or its affiliates now engage or propose to engage or (2) otherwise competing with New Cvent or its affiliates. In addition, to the fullest extent permitted by law, in the event that any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for New Cvent or its affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to New Cvent or any of its affiliates and they may take any such opportunity for themselves or offer it to another person or entity. The Proposed Certificate of Incorporation will not renounce its interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of New Cvent. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for New Cvent unless it would be permitted to undertake the opportunity under New Cvent’s certificate of incorporation, it has sufficient financial resources to undertake the opportunity, and the opportunity would be in line with its business.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. New Cvent’s certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of New Cvent and its shareholders, through shareholders’ derivative suits on its behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

The Proposed Bylaws will provide that New Cvent must indemnify and advance expenses to its directors and officers to the fullest extent authorized by the DGCL. New Cvent also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for New Cvent’s directors, officers and certain employees for some liabilities.

The limitation of liability, indemnification and advancement provisions that will be included in the Proposed Governing Documents may discourage shareholders from bringing a lawsuit against directors for breaches of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit New Cvent or its shareholders. In addition, your investment may be adversely affected to the extent New Cvent pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of Cvent’s directors, officers or employees for which indemnification is sought.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for New Cvent Common Stock is Continental. The transfer agent’s address is 1 State Street 30th Floor, New York, New York 10004 and its phone number is 212-845-3287.

LISTING

Dragoneer has applied to list its common stock on Nasdaq under the symbol “CVT.”

SECURITIES ACT RESTRICTIONS ON RESALE OF NEW CVENT COMMON STOCK

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted New Cvent Common Stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of New Cvent at the time of, or at any time during the three months preceding, a sale and (ii) New Cvent is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange

Act during the twelve months (or such shorter period as New Cvent was required to file reports) preceding the sale.

Persons who have beneficially owned restricted New Cvent Common Stock shares for at least six months but who are affiliates of New Cvent at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of New Cvent Common Stock then outstanding; or

•	the average weekly reported trading volume of the New Cvent Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of New Cvent under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about New Cvent.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding twelve months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, our Initial Shareholders will be able to sell their Class B ordinary shares and private placement shares, as applicable, pursuant to Rule 144 without registration one year after we have completed our initial business combination.

We anticipate that following the consummation of the Business Combination, New Cvent will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

STOCKHOLDER PROPOSALS AND NOMINATIONS

Stockholder Proposals

New Cvent’s Proposed Bylaws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. New Cvent’s Proposed Bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in the notice of such meeting (or any supplement or amendment thereto) given by or at the direction of the New Cvent Board, (ii) otherwise properly brought before such meeting by or at the direction of the New Cvent Board, or (iii) otherwise properly brought before such meeting by a stockholder who is a stockholder of record on the date of giving of the notice and on the record date for determination of stockholders entitled to vote at such meeting who has complied with the notice procedures specified in New Cvent’s Proposed Bylaws. To be timely for New

Cvent’s annual meeting of stockholders, New Cvent’s secretary must receive the written notice at New Cvent’s principal executive offices:

•	not later than the 90th day; and

•	not earlier than the 120th day before the one-year anniversary of the preceding year’s annual meeting.

In the event that no annual meeting was held in the previous year (as would be the case for New Cvent’s 2022 annual meeting) or New Cvent holds its annual meeting of stockholders more than 30 days before or 60 days after the one-year anniversary of a preceding year’s annual meeting, notice of a stockholder proposal must be received no later than the close of business on the later of the 90th day prior to the scheduled date of such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Nominations and proposals also must satisfy other requirements set forth in the bylaws. The Chairperson of the New Cvent Board may refuse to acknowledge the introduction of any stockholder proposal not made in compliance with the foregoing procedures.

Under Rule 14a-8 of the Exchange Act, a shareholder proposal to be included in the proxy statement and proxy card for the 2022 annual general meeting pursuant to Rule 14a-8 must be received at our principal office a reasonable time before New Cvent begins to print and send out its proxy materials for such 2022 annual meeting (and New Cvent will publicly disclose such date when it is known).

Stockholder Director Nominees

New Cvent’s Proposed Bylaws permit stockholders to nominate directors for election at an annual general meeting of stockholders. To nominate a director, the stockholder must provide the information required by New Cvent’s Proposed Bylaws. In addition, the stockholder must give timely notice to New Cvent’s secretary in accordance with New Cvent’s Proposed Bylaws, which, in general, require that the notice be received by New Cvent’s secretary within the time periods described above under “—Stockholder Proposals” for stockholder proposals.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with the Dragoneer Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Dragoneer Growth Opportunities Corp. II, One Letterman Drive, Building D Suite M500, San Francisco, CA 94129. Following the Business Combination, such communications should be sent in care of New Cvent, 1765 Greensboro Station Place, 7th Floor, Tysons, Virginia 22102. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

Ropes & Gray LLP will pass upon the validity of the New Cvent Common Stock issued in connection with the Business Combination and certain other matters related to this proxy statement/prospectus/consent solicitation. Ropes & Gray LLP and some of its attorneys are limited partners of RGIP, LP, which is an investor in certain investment funds advised by the Vista Investors and sometimes a co-investor with such funds. Upon the consummation of the business combination, RGIP, LP will directly or indirectly own less than 1% of the voting power of our outstanding voting shares.

EXPERTS

The financial statements of Dragoneer Growth Opportunities Corp. II as of December 31, 2020 and for the period from September 25, 2020 (inception) through December 31, 2020 appearing in this proxy statement/prospectus/consent solicitation have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Papay Topco, Inc. as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020 included in this proxy statement/prospectus/consent solicitation have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, Dragoneer and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of Dragoneer’s annual report to shareholders and Dragoneer’s proxy statement. Upon written or oral request, Dragoneer will deliver a separate copy of the annual report to shareholders and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may likewise request that Dragoneer delivers single copies of such documents in the future. Shareholders receiving multiple copies of such documents may request that Dragoneer delivers single copies of such documents in the future. Shareholders may notify Dragoneer of their requests by calling or writing Dragoneer at its principal executive offices at One Letterman Drive, Building D Suite M500, San Francisco, CA 94129 or (415) 539-3099.

ENFORCEABILITY OF CIVIL LIABILITY

Dragoneer is a Cayman Islands exempted company. If Dragoneer does not change its jurisdiction of incorporation from the Cayman Islands to Delaware by effecting the Domestication, you may have difficulty serving legal process within the United States upon Dragoneer. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against Dragoneer in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that the courts of the Cayman Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, Dragoneer may be served with process in the United States with respect to actions against Dragoneer arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of Dragoneer’s securities by serving Dragoneer’s U.S. agent irrevocably appointed for that purpose.

TRANSFER AGENT AND REGISTRAR

The transfer agent for Dragoneer’s securities is Continental Stock Transfer & Trust Company.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

Dragoneer has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus/consent solicitation. This proxy statement/prospectus/consent solicitation is a part of that registration statement.

Dragoneer files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on Dragoneer at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov. Those filings are also available free of charge to the public on, or accessible through, Dragoneer’s corporate website at https://www.dragoneergrowth.com/dgns. Dragoneer’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus/consent solicitation.

Information and statements contained in this proxy statement/prospectus/consent solicitation or any Annex to this proxy statement/prospectus/consent solicitation are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus/consent solicitation forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

All information contained in this proxy statement/prospectus/consent solicitation relating to Dragoneer has been supplied by Dragoneer, and all such information relating to Cvent has been supplied by Cvent. Information provided by one another does not constitute any representation, estimate or projection of the other.

If you would like additional copies of this proxy statement/prospectus/consent solicitation or if you have questions about the Business Combination, you should contact via phone or in writing:

Morrow Sodali LLC

509 Madison Avenue, New York, New York 10022

(800) 662-5200

DGNS@investor.morrowsodali.com

To obtain timely delivery of the documents, you must request them no later than five business days before the date of the meeting, or no later than [•], 2021.

All information contained in this document relating to Dragoneer has been supplied by Dragoneer and all such information relating to Cvent has been supplied by the Cvent Supporting Shareholders. Information provided by Dragoneer or Cvent does not constitute any representation, estimate or projection of the other.

INDEX TO AUDITED FINANCIAL STATEMENTS OF DRAGONEER GROWTH OPPORTUNITIES CORP. II

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Dragoneer Growth Opportunities Corp. II

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Dragoneer Growth Opportunities Corp. II. (the “Company”), as of December 31, 2020, the related statements of operations, changes in shareholders’ equity and cash flows for the period from September 25, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from September 25, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2020.

New York, New York

March 31, 2021

DRAGONEER GROWTH OPPORTUNITIES CORP. II

BALANCE SHEET

DECEMBER 31, 2020

ASSETS
Current assets
Cash	$90,095
Prepaid expenses	1,188,660

Total Current Assets	1,278,755
Cash held in Trust Account	276,000,000

TOTAL ASSETS	$277,278,755

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities - accrued expenses	$25,296
Deferred underwriting fee payable	9,660,000

Total Liabilities	9,685,296

Class A ordinary shares subject to possible redemption, 26,259,345 shares at $10.00 per share	262,593,450
Shareholders’ Equity
Preference shares, $0.0001 par value; 1,000,000 shares authorized; no shares issued and outstanding	—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; 2,092,655 shares issued and outstanding (excluding 26,259,345 shares subject to possible redemption)	209
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 6,900,000 shares issued and outstanding	690
Additional paid-in capital	5,096,874
Accumulated deficit	(97,764)

Total Shareholders’ Equity	5,000,009

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$277,278,755

The accompanying notes are an integral part of the financial statements.

DRAGONEER GROWTH OPPORTUNITIES CORP. II

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM SEPTEMBER 25, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

Formation and operational costs	$97,764

Net Loss	$(97,764)

Weighted average shares outstanding of Class A redeemable ordinary shares	27,600,000

Basic and diluted net income per ordinary share, Class A	$0.00
Weighted average shares outstanding of Class A and B non-redeemable ordinary shares	7,236,000

Basic and diluted net loss per ordinary share, Class A and B	$(0.01)

The accompanying notes are an integral part of these financial statements.

DRAGONEER GROWTH OPPORTUNITIES CORP. II

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE PERIOD FROM SEPTEMBER 25, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid in Capital	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance — September 25, 2020 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B ordinary shares to Sponsor	—	—	6,900,000	690	24,310	—	25,000
Sale of 27,600,000 Public Shares, net of underwriting discounts and offering costs	27,600,000	2,760	—	—	260,143,463	—	260,146,223
Sale of 752,000 Private Placement Shares	752,000	75	—	—	7,519,925	—	7,520,000
Class A ordinary shares subject to possible redemption	(26,259,345)	(2,626)	—	—	(262,590,824)	—	(262,593,450)
Net loss	—	—	—	—	—	(97,764)	(97,764)

Balance — December 31, 2020	2,092,655	$209	6,900,000	$690	$5,096,874	$(97,764)	$5,000,009

The accompanying notes are an integral part of these financial statements.

DRAGONEER GROWTH OPPORTUNITIES CORP. II

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM SEPTEMBER 25, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

Cash Flows from Operating Activities:
Net loss	$(97,764)
Adjustments to reconcile net loss to net cash used in operating activities:
Payment of formation costs through issuance of Class B ordinary shares	5,000
Changes in operating assets and liabilities:
Prepaid expenses	(1,188,660)
Accrued expenses	25,296

Net cash used in operating activities	(1,256,128)

Cash Flows from Investing Activities:
Investment of cash in Trust Account	(276,000,000)

Net cash used in investing activities	(276,000,000)

Cash Flows from Financing Activities:
Proceeds from sale of Public Shares, net of underwriting discounts paid	270,480,000
Proceeds from sale of Private Placement Shares	7,520,000
Repayment of promissory note – related party	(104,462)
Payments of offering costs	(549,315)

Net cash provided by financing activities	277,346,223

Net Change in Cash	90,095
Cash – Beginning	—

Cash – Ending	$90,095

Non-Cash Investing and Financing Activities:
Initial classification of Class A ordinary shares subject to possible redemption	$262,686,220

Change in value of Class A ordinary shares subject to possible redemption	$(92,770)

Deferred underwriting fee payable	$9,660,000

Offering costs paid directly by Sponsor in consideration for the issuance of Class B ordinary shares	$20,000

Payment of offering costs through promissory note – related party	$104,462

The accompanying notes are an integral part of these financial statements.

DRAGONEER GROWTH OPPORTUNITIES CORP. II

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 1—ORGANIZATION AND PLAN OF BUSINESS OPERATIONS

Dragoneer Growth Opportunities Corp. II (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on September 25, 2020. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (a “Business Combination”).

The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2020, the Company had not commenced any operations. All activity for the period from September 25, 2020 (inception) through December 31, 2020 relates to the Company’s formation and the initial public offering (“Initial Public Offering”), which is described below. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement for the Company’s Initial Public Offering was declared effective on November 16, 2020. On November 19, 2020, the Company consummated the Initial Public Offering of 27,600,000 Class A ordinary shares (the “Public Shares”), which includes the full exercise by the underwriters of their over-allotment option in the amount of 3,600,000 Public Shares, at $10.00 per Public Share, generating gross proceeds of $276,000,000 which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 752,000 private placement shares (the “Private Placement Shares”) at a price of $10.00 per Private Placement Share in a private placement to the Company’s sponsor, Dragoneer Growth Opportunities Holdings II (an affiliate of Dragoneer Investment Group, LLC), generating gross proceeds of $7,520,000, which is described in Note 4.

Transaction costs amounted to $15,853,777, consisting of $5,520,000 of underwriting fees, $9,660,000 of deferred underwriting fees and $673,777 of other offering costs.

Following the closing of the Initial Public Offering on November 19, 2020, an amount of $276,000,000 ($10.00 per share) from the net proceeds of the sale of the Public Shares in the Initial Public Offering and the sale of the Private Placement Shares was placed in a trust account (the “Trust Account”), which the Company expects will not earn interest or be invested until January 1, 2021, after which the proceeds will be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earliest of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Shares, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. Exchange listing rules require that the Business Combination must be with one or more target businesses that together have an aggregate fair market value of at least 80% of the value of the Trust Account (excluding any deferred underwriters’ fees and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide the holders of the public shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of the Business Combination, either (i) in connection with a general meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination (initially $10.00 per Public Share), including interest (which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, subject to certain limitations as described in the prospectus. The per-share amount to be distributed to the Public Shareholders who properly redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6).

The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 and, if the Company seeks shareholder approval, it receives an ordinary resolution under Cayman Islands law approving a Business Combination, which requires the affirmative vote of a majority of the shareholders who attend and vote in person or by proxy at a general meeting of the Company. If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the Company’s Sponsor has agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each Public Shareholder may elect to redeem their Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against a proposed Business Combination.

Notwithstanding the foregoing, if the Company seeks shareholder approval of the Business Combination and the Company does not conduct redemptions pursuant to the tender offer rules, a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares without the Company’s prior written consent.

The Sponsor has agreed (a) to waive its redemption rights with respect to any Founder Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Memorandum and Articles of Association (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial Business Combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable), divided by the number of then issued and outstanding Public Shares.

The Company will have until November 19, 2022 (or February 19, 2023 if the Company has executed a letter of intent, agreement in principle or definitive agreement for a Business Combination by November 19, 2022 but has not completed a Business Combination by November 19, 2022) to consummate a Business Combination (the “Combination Period”). However, if the Company has not completed a Business Combination within the Combination Period as may be extended from time to time by the Company as a result of a shareholder vote to amend its Amended and Restated Memorandum and Articles of Association (an “Extension Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish the rights of the Public Shareholders as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Public Shareholders and its Board of Directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor has agreed to waive its rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period or any Extension Period. However, if the Sponsor or any of its respective affiliates acquire Public Shares, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period or any Extension Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period or any Extension Period, and in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Share ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (1) $10.00 per Public Share and (2) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per Public Shares due to reductions in the value of trust assets, in each case net of the interest which may be withdrawn to pay taxes, provided that such liability will not apply to any claims by a third party or prospective target business that executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash Held in Trust Account

At December 31, 2020, the assets held in the Trust Account were held in cash.

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at December 31, 2020, Class A ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.

Offering Costs

Offering costs consist of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that are directly related to the Initial Public Offering. Offering costs amounting to $15,853,777 were charged to shareholders’ equity upon the completion of the Initial Public Offering.

Income Taxes

The Company accounts for income taxes under ASC Topic 740, “Income Taxes,” which prescribes a recognition threshold and a measurement attribute for the financial statements recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2020, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company is considered to be a Cayman Islands exempted company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, as of December 31, 2020, the Company has no provision for income taxes.

Net Loss Per Ordinary Share

Net loss per ordinary share is computed by dividing net loss by the weighted average number of ordinary shares issued and outstanding during the period. At December 31, 2020, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per ordinary share is the same as basic loss per ordinary share for the period presented.

The Company’s statement of operations includes a presentation of loss per share for ordinary shares subject to possible redemption in a manner similar to the two-class method of loss per share. Net income per share, basic and diluted, for Class A redeemable ordinary shares is calculated by dividing the interest income earned on the Trust Account, by the weighted average number of Class A redeemable ordinary shares outstanding since original issuance. Net loss per share, basic and diluted, for Class A and B non-redeemable ordinary shares is calculated by dividing the net loss, adjusted for income attributable to Class A redeemable ordinary shares, by the weighted average number of Class A and B non-redeemable ordinary shares outstanding for the period. Class A and B non-redeemable ordinary shares includes the Founder Shares and Private Placement Shares as these shares do not have any redemption features and do not participate in the income earned on the Trust Account.

The following table reflects the calculation of basic and diluted net income (loss) per ordinary share (in dollars, except per share amounts):

For the Period from September 25, 2020 (inception) Through December 31, 2020
Redeemable Class A Ordinary Shares
Numerator: Earnings allocable to Redeemable Class A Ordinary Shares
Interest Income	$—

Net Earnings	$—
Denominator: Weighted Average Redeemable Class A Ordinary Shares
Redeemable Class A Ordinary Shares, Basic and Diluted	27,600,000
Earnings/Basic and Diluted Redeemable Class A Ordinary Shares	$0.00
Non-Redeemable Class A and B Ordinary Shares
Numerator: Net Loss minus Redeemable Net Earnings
Net Loss	$(97,764)
Redeemable Net Earnings	$—

Non-Redeemable Net Loss	$(97,764)
Denominator: Weighted Average Non-Redeemable Class A and B Ordinary Shares
Non-Redeemable Class A and B Ordinary Shares, Basic and Diluted (1)	7,236,000
Loss/Basic and Diluted Non-Redeemable Class A and B Ordinary Shares	$(0.01)

Note: As of December 31, 2020, basic and diluted shares are the same as there are no non-redeemable securities that are dilutive to the shareholders.

(1)

The weighted average non-redeemable ordinary shares for the period from September 25, 2020 (inception) through December 31, 2020 includes the effect of 752,000 Private Placement Shares, which were issued in conjunction with the Initial Public Offering on November 19, 2020.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximate the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3—INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 27,600,000 Public Shares, which includes the full exercise by the underwriters of their over-allotment option in the amount of 3,600,000 Public Shares, at a purchase price of $10.00 per Public Share.

NOTE 4—PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 752,000 Private Placement Shares, at a price of $10.00 per Private Placement Share, for an aggregate purchase price of $7,520,000. A portion of the proceeds from the Private Placement Shares were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period or any Extension Period, the proceeds from the sale of the Private Placement Shares will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Shares will be worthless.

NOTE 5—RELATED PARTY TRANSACTIONS

Founder Shares

In September 2020, the Sponsor paid $25,000 to cover certain offering and formation costs of the Company in consideration for 2,875,000 Class B ordinary shares (the “Founder Shares”). On October 29, 2020, the Sponsor transferred 75,000 Founder Shares to each of the Company’s four independent directors. On October 22, 2020 and on November 16, 2020, the Company effected share dividends, resulting in 6,900,000 Founder Shares outstanding. The Founder Shares included an aggregate of up to 900,000 shares that were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option was exercised, so that the number of Founder Shares would equal, on an as-converted basis, 20% of the Company’s issued and outstanding ordinary shares after the Initial Public Offering (excluding the Private Placement Shares). As a result of the underwriter’s election to fully exercise their over-allotment option, 900,000 Founder Shares are no longer subject to forfeiture.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earliest of: (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 120 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Public Shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.

Promissory Note—Related Party

On September 29, 2020, the Company issued an unsecured promissory note (the “Promissory Note”) to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $300,000. The Promissory Note was non-interest bearing and payable on the earlier of (i) February 28, 2021 or (ii) the completion of the Initial Public Offering. The outstanding balance under the Promissory Note of $104,462 was repaid upon the consummation of the Initial Public Offering on November 19, 2020.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, up to $2,000,000 of notes may be converted upon completion of a Business Combination into shares at a price of $10.00 per share. Such shares would be identical to the Private Placement Shares. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. As of December 31, 2020, the Company had no outstanding borrowings under the Working Capital Loans.

NOTE 6—COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position and/or search for a target company, the specific impact is not readily determinable as of the date of the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Registration and Shareholder Rights

Pursuant to a registration rights agreement entered into on November 16, 2020, the holders of the Founder Shares and Private Placement Shares, including any Private Placement Shares that may be issued upon conversion of the Working Capital Loans and any Class A ordinary shares issuable upon conversion of Founder Shares, will be entitled to registration rights. The holders of these securities will be entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. However, the registration and shareholder rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The registration and shareholder rights agreement does not contain liquidating damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters are entitled to a deferred fee of $0.35 per Public Share, or $9,660,000 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Forward Purchase Agreement

On October 29, 2020, the Company entered into a forward purchase agreement pursuant to which an affiliate of the Sponsor agreed to purchase an aggregate of up to 5,000,000 forward purchase shares for $10.00 per share, or up to $50,000,000 in the aggregate, in a private placement to close substantially concurrently with the initial Business Combination. The Company will determine in its sole discretion the specific number of forward purchase shares that it sells to the purchaser, if any. The funds from the sale of forward purchase shares may be used as part of the consideration to the sellers in the initial Business Combination, expenses in connection with the initial Business Combination or for working capital in the post transaction company. The obligations under the forward purchase agreement do not depend on whether any public shareholders elect to redeem their shares and provide the Company with a minimum funding level for the initial Business Combination.

NOTE 7—SHAREHOLDERS’ EQUITY

Preference Shares—The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At December 31, 2020, there were no preference shares issued or outstanding.

Class A Ordinary Shares—The Company is authorized to issue 200,000,000 Class A ordinary shares, with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. At December 31, 2020, there were 2,092,655 Class A ordinary shares issued and outstanding, excluding 26,259,345 Class A ordinary shares subject to possible redemption.

Class B Ordinary Shares—The Company is authorized to issue 20,000,000 Class B ordinary shares, with a par value of $0.0001 per share. Holders of the Class B ordinary shares are entitled to one vote for each share. At December 31, 2020, there were 6,900,000 Class B ordinary shares issued and outstanding.

Holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all matters submitted to a vote of shareholders, except as required by law. Prior to the Business Combination, only holders of the Founder Shares will have the right to vote on the appointment of directors. Holders of the Public Shares and Private Placement Shares will not be entitled to vote on the appointment of directors during such time. In addition, prior to the completion of a Business Combination, holders of a majority of the Founder Shares may remove a member of the board of directors for any reason.

In a vote to continue the company in jurisdiction outside the Cayman Islands (which required the approval of at least two thirds of the votes of all ordinary shares), holders of the Founder Shares will have ten votes for every Founder Share and holders of the Class A ordinary shares will have one vote for every Class A ordinary share.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of a Business Combination or earlier at the option of the holders thereof at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding upon completion of the Initial Public Offering, plus (ii) the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of a Business Combination, excluding any forward purchase shares and any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in a Business Combination and any Private Placement Shares issued to the Sponsor, its affiliates or any member of the Company’s management team, including upon conversion of Working Capital Loans. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one-to-one.

NOTE 8—SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements was issued. Based upon this review, other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

On January 19, 2021, the Company entered into a convertible promissory note with Dragoneer Growth Opportunities Holdings II (the “Sponsor”) pursuant to which the Sponsor agreed to loan the Company up to an aggregate principal amount of $2,000,000 (the “Note”). The Note is non-interest bearing and due on the date on which the Company consummates a Business Combination. If the Company does not consummate a Business Combination, the Company may use a portion of any funds held outside the Trust Account to repay the Note;

however, no proceeds from the Trust Account may be used for such repayment. If such funds are insufficient to repay the Note, the unpaid amounts would be forgiven. Up to $2,000,000 of the Note may be converted into shares at a price of $10.00 per share at the option of the Sponsor. The shares would be identical to the Private Placement Shares.

DRAGONEER GROWTH OPPORTUNITIES CORP. II

CONDENSED BALANCE SHEETS

	March 31, 2021	December 31, 2020
	(Unaudited)
ASSETS
Current assets
Cash	$2,032,151	$90,095
Prepaid expenses	1,073,441	1,188,660

Total Current Assets	3,105,592	1,278,755
Investment held in Trust Account	276,002,496	276,000,000

TOTAL ASSETS	$279,108,088	$277,278,755

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accrued expenses	$226,271	$25,296
Convertible note	2,000,000	—

Total Current Liabilities	2,226,271	25,296
Deferred underwriting fee payable	9,660,000	9,660,000

Total Liabilities	11,886,271	9,685,296

Commitments

Class A ordinary shares subject to possible redemption 27,600,000 at $10.00 per share redemption value as of March 31, 2021 and December 31, 2020	276,000,000	276,000,000
Shareholders’ Deficit
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding	—	—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; 752,000 shares issued and outstanding (excluding 27,600,000 shares subject to possible redemption) as of March 31, 2021 and December 31, 2020	75	75
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 6,900,000 shares issued and outstanding as of March 31, 2021 and December 31, 2020	690	690
Additional paid-in capital	—	—
Accumulated deficit	(8,778,948)	(8,407,306)

Total Shareholders’ Deficit	(8,778,183)	(8,406,541)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$279,108,088	$277,278,755

The accompanying notes are an integral part of the unaudited condensed financial statements.

DRAGONEER GROWTH OPPORTUNITIES CORP. II

CONDENSED STATEMENT OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2021

(UNAUDITED)

General and administrative expenses	374,138

Loss from operations	(374,138)

Other income:
Interest earned on marketable securities held in Trust Account	2,496

Net loss	$(371,642)

Weighted average shares outstanding of Class A redeemable ordinary shares	27,600,000

Basic and diluted income per share, Class A redeemable ordinary shares	$0.00

Weighted average shares outstanding of Class A and Class B non-redeemable ordinary shares	7,652,000

Basic and diluted net loss per share, Class A and Class B non-redeemable ordinary shares	$(0.05)

The accompanying notes are an integral part of the unaudited condensed financial statements.

DRAGONEER GROWTH OPPORTUNITIES CORP. II

CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT

THREE MONTHS ENDED MARCH 31, 2021

(UNAUDITED)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – January 1, 2021	752,000	$75	6,900,000	$690	$—	$(8,407,306)	$(8,406,541)

Net loss	—	—	—	—	—	(371,642)	(371,642)

Balance – March 31, 2021	752,000	$75	6,900,000	$690	$—	$(8,778,948)	$(8,778,183)

The accompanying notes are an integral part of the unaudited condensed financial statements.

DRAGONEER GROWTH OPPORTUNITIES CORP. II

CONDENSED STATEMENT OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2021

(UNAUDITED)

Cash Flows from Operating Activities:
Net loss	$(371,642)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(2,496)
Changes in operating assets and liabilities:
Prepaid expenses	115,219
Accrued expenses	200,975

Net cash used in operating activities	(57,944)

Cash Flows from Financing Activities
Proceeds from convertible promissory note – related party	2,000,000

Net cash provided by financing activities	$2,000,000

Net Change in Cash	1,942,056
Cash – Beginning of period	90,095

Cash – End of period	$2,032,151

The accompanying notes are an integral part of the unaudited condensed financial statements.

DRAGONEER GROWTH OPPORTUNITIES CORP. II

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2021

(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Dragoneer Growth Opportunities Corp. II (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on September 25, 2020. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (a “Business Combination”).

The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of March 31, 2021, the Company had not commenced any operations. All activity for the period from September 25, 2020 (inception) through March 31, 2021 relates to the Company’s formation, the initial public offering (“Initial Public Offering”), which is described below, and subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement for the Company’s Initial Public Offering was declared effective on November 16, 2020. On November 19, 2020, the Company consummated the Initial Public Offering of 27,600,000 Class A ordinary shares (the “Public Shares”), which includes the full exercise by the underwriters of their over-allotment option in the amount of 3,600,000 Public Shares, at $10.00 per Public Share, generating gross proceeds of $276,000,000 which is described in Note 4.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 752,000 private placement shares (the “Private Placement Shares”) at a price of $10.00 per Private Placement Share in a private placement to the Company’s sponsor, Dragoneer Growth Opportunities Holdings II (an affiliate of Dragoneer Investment Group, LLC), generating gross proceeds of $7,520,000, which is described in Note 5.

Transaction costs amounted to $15,853,777, consisting of $5,520,000 of underwriting fees, $9,660,000 of deferred underwriting fees and $673,777 of other offering costs.

Following the closing of the Initial Public Offering on November 19, 2020, an amount of $276,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Public Shares in the Initial Public Offering and the sale of the Private Placement Shares was placed in a trust account (the “Trust Account”), which, subsequent to January 1, 2021, was invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earliest of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Shares, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. Exchange listing rules require that the Business Combination must be with one or more target businesses that together have an aggregate fair market value of at least 80% of the value of the Trust Account (excluding any deferred underwriters’ fees and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide the holders of the public shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of the Business Combination, either (i) in connection with a general meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination (initially $10.00 per Public Share), including interest (which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, subject to certain limitations as described in the prospectus. The per-share amount to be distributed to the Public Shareholders who properly redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 7).

The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 and, if the Company seeks shareholder approval, it receives an ordinary resolution under Cayman Islands law approving a Business Combination, which requires the affirmative vote of a majority of the shareholders who attend and vote in person or by proxy at a general meeting of the Company. If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the Company’s Sponsor has agreed to vote its Founder Shares (as defined in Note 6) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each Public Shareholder may elect to redeem their Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against a proposed Business Combination.

Notwithstanding the foregoing, if the Company seeks shareholder approval of the Business Combination and the Company does not conduct redemptions pursuant to the tender offer rules, a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares without the Company’s prior written consent.

The Sponsor has agreed (a) to waive its redemption rights with respect to any Founder Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Memorandum and Articles of Association (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial Business Combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable), divided by the number of then issued and outstanding Public Shares.

The Company will have until November 19, 2022 (or February 19, 2023 if the Company has executed a letter of intent, agreement in principle or definitive agreement for a Business Combination by November 19, 2022 but has not completed a Business Combination by November 19, 2022) to consummate a Business Combination (the “Combination Period”). However, if the Company has not completed a Business Combination within the Combination Period as may be extended from time to time by the Company as a result of a shareholder vote to amend its Amended and Restated Memorandum and Articles of Association (an “Extension Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish the rights of the Public Shareholders as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Public Shareholders and its Board of Directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor has agreed to waive its rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period or any Extension Period. However, if the Sponsor or any of its respective affiliates acquire Public Shares, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period or any Extension Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 7) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period or any Extension Period, and in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Share ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (1) $10.00 per Public Share and (2) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per Public Shares due to reductions in the value of trust assets, in each case net of the interest which may be withdrawn to pay taxes, provided that such liability will not apply to any claims by a third party or prospective target business that executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

NOTE 2 — REVISION OF PREVIOUSLY ISSUED FINANCIAL STATEMENT

The Company previously reported its Class A ordinary shares subject to redemption to be equal to the redemption value of approximately $10.00 per Public Share, while taking into consideration that a redemption cannot result in net tangible assets being less than $5,000,001.

In accordance with SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10, redemption provisions not solely within the control of the Company require ordinary shares subject to redemption to be classified outside of permanent equity. The Company had previously classified certain Public Shares in permanent equity. Although the Company did not specify a maximum redemption threshold, its charter provides that currently, the Company will not redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001.

Upon considering the impact of the forward purchase agreement entered into on October 29, 2020, it was concluded that the redemption value should include all Public Shares, resulting in the Class A ordinary shares subject to possible redemption being equal to $276,000,000. This resulted in a measurement adjustment to the carrying value of the Class A ordinary shares subject to redemption with the offset recorded to additional paid-in capital and accumulated deficit.

The table below summarizes the effects of the revision of the financial statements for all periods being revised:

	As Previously Reported	Adjustments	As Revised
Balance sheet as of November 19, 2020
Class A Ordinary Shares Subject to Possible Redemption	262,686,220	13,313,780	276,000,000
Class A Ordinary Shares	208	(133)	75
Additional Paid-in Capital	5,004,105	(5,004,105)	—
Accumulated Deficit	(4,999)	(8,309,542)	(8,314,541)
Total Shareholders’ Equity (Deficit)	5,000,004	(13,313,780)	(8,313,776)

Balance sheet as of December 31, 2020
Class A Ordinary Shares Subject to Possible Redemption	262,593,450	13,406,550	276,000,000
Class A Ordinary Shares	209	(134)	75
Additional Paid-in Capital	5,096,874	(5,096,874)	—
Accumulated Deficit	(97,764)	(8,309,542)	(8,407,306)
Total Shareholders’ Equity (Deficit)	5,000,009	(13,406,550)	(8,406,541)

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the period ended December 31, 2020, as filed with the SEC on March 31, 2021. The interim results for the three months ended March 31, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any future periods.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the condensed financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of March 31, 2021 and December 31, 2020.

Offering Costs

Offering costs consist of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that are directly related to the Initial Public Offering. Offering costs amounting to $15,853,777 were charged to shareholders’ equity upon the completion of the Initial Public Offering.

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at March 31, 2021 and December 31, 2020, Class A ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable Class A ordinary shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares is affected by charges against additional paid in capital and accumulated deficit.

Income Taxes

The Company accounts for income taxes under ASC Topic 740, “Income Taxes,” which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of March 31, 2021 and December 31, 2020, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company is considered to be a Cayman Islands exempted company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, as of March 31, 2021, the Company has no provision for income taxes.

Net Income (Loss) per Ordinary Share

Net income (loss) per share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding for the period. At March 31, 2021, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted income (loss) per ordinary share is the same as basic loss per ordinary share for the period presented.

The Company’s statement of operations includes a presentation of income (loss) per share for ordinary shares subject to possible redemption in a manner similar to the two-class method of income (loss) per ordinary share. Net income per ordinary share, basic and diluted, for Class A redeemable ordinary shares is calculated by dividing the interest income earned on the Trust Account, by the weighted average number of Class A redeemable ordinary shares outstanding for the period. Net income (loss) per share, basic and diluted, for Class A and Class B non-redeemable ordinary shares is calculated by dividing the net income (loss), adjusted for income attributable to Class A redeemable ordinary shares, by the weighted average number of Class A and Class B non-redeemable ordinary shares outstanding for the period. Class A and Class B non-redeemable ordinary shares includes the Founder Shares and Private Placement Shares as these shares do not have any redemption features and do not participate in the income earned on the Trust Account.

The following table reflects the calculation of basic and diluted net income (loss) per ordinary share (in dollars, except per share amounts):

Three Months Ended March 31, 2021
Redeemable Class A Ordinary Shares
Numerator: Earnings allocable to Redeemable Class A Ordinary Shares
Interest Income	$2,496

Net Earnings	$2,496
Denominator: Weighted Average Redeemable Class A Ordinary Shares
Redeemable Class A Ordinary Shares, Basic and Diluted	27,600,000
Earnings/Basic and Diluted Redeemable Class A Ordinary Shares	$0.00
Non-Redeemable Class A and B Ordinary Shares
Numerator: Net Loss minus Redeemable Net Earnings
Net Loss	$(371,642)
Redeemable Net Earnings	(2,496)

Non-Redeemable Net Loss	$(374,138)
Denominator: Weighted Average Non-Redeemable Class A and B Ordinary Shares
Non-Redeemable Class A and B Ordinary Shares, Basic and Diluted (1)	7,652,000
Loss/Basic and Diluted Non-Redeemable Class A and B Ordinary Shares	$(0.05)

Note: As of March 31, 2021, basic and diluted shares are the same as there are no non-redeemable securities that are dilutive to the Company’s shareholders.

(1)

The weighted average non-redeemable ordinary shares for period ended March 31, 2021 includes the effect of 752,000 Private Placement Shares, which were issued in conjunction with the Initial Public Offering on November 19, 2020

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times may exceed the Federal Depository Insurance Corporation coverage limit of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying condensed balance sheets, primarily due to their short-term nature.

Recent Accounting Standards

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2022 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company adopted ASU 2020-06 effective January 1, 2021.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s condensed financial statements.

NOTE 4. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 27,600,000 Public Shares, which includes the full exercise by the underwriters of their over-allotment option in the amount of 3,600,000 Public Shares, at a purchase price of $10.00 per Public Share.

NOTE 5. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 752,000 Private Placement Shares, at a price of $10.00 per Private Placement Share, for an aggregate purchase price of $7,520,000. A portion of the proceeds from the Private Placement Shares were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period or any Extension Period, the proceeds from the sale of the Private Placement Shares will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Shares will be worthless.

NOTE 6. RELATED PARTY TRANSACTIONS

Founder Shares

In September 2020, the Sponsor paid $25,000 to cover certain offering and formation costs of the Company in consideration for 2,875,000 Class B ordinary shares (the “Founder Shares”). On October 29, 2020, the Sponsor transferred 75,000 Founder Shares to each of the Company’s four independent directors. On October 22, 2020 and on November 16, 2020, the Company effected share dividends, resulting in 6,900,000 Founder Shares outstanding. The Founder Shares included an aggregate of up to 900,000 shares that were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option was exercised, so that the number of Founder Shares would equal, on an as-converted basis, 20% of the Company’s issued and outstanding ordinary shares after the Initial Public Offering (excluding the Private Placement Shares). As a result of the underwriter’s election to fully exercise their over-allotment option, 900,000 Founder Shares are no longer subject to forfeiture.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earliest of: (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 120 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Public Shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.

Promissory Note — Related Party

On September 29, 2020, the Company issued an unsecured promissory note (the “Promissory Note”) to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $300,000. The Promissory Note was non-interest bearing and payable on the earlier of (i) February 28, 2021 or (ii) the completion of the Initial Public Offering. The outstanding balance under the Promissory Note of $104,462 was repaid upon the consummation of the Initial Public Offering on November 19, 2020.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, up to $2,000,000 of notes may be converted upon completion of a Business Combination into shares at a price of $10.00 per share. Such shares would be identical to the Private Placement Shares. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans.

On January 19, 2021, the Company entered into a convertible promissory note with the Sponsor pursuant to which the Sponsor agreed to loan the Company up to an aggregate principal amount of $2,000,000 (the “Convertible Promissory Note”). The Convertible Promissory Note is non-interest bearing and due on the date on which the Company consummates a Business Combination. If the Company does not consummate a Business Combination, the Company may use a portion of any funds held outside the Trust Account to repay the Convertible Promissory Note; however, no proceeds from the Trust Account may be used for such repayment. If such funds are insufficient to repay the Convertible Promissory Note, the unpaid amounts would be forgiven. Up to $2,000,000 of the Convertible Promissory Note may be converted into shares at a price of $10.00 per share at the option of the Sponsor. The shares would be identical to the Private Placement Shares. The outstanding balance under the Convertible Promissory Note amounted to $2,000,000 as of March 31, 2021.

The Company assessed the provisions of the Convertible Promissory Note under ASC 815-15 and ASU 2020-06, which addresses equity versus liability treatment and classification of equity-linked financial instruments, including convertible debt, and states that an instrument may be classified as a component of equity only if, among other things, the instrument is indexed to the issuer’s ordinary shares. ASU 2020-06 states that if the fair value option is not elected, the conversion option is not required to be bifurcated and the convertible debt was not issued with a substantial premium, the convertible debt will be accounted for as a single unit of account and should be accounted for as a liability in its entirety. The Company determined that the conversion option met the scope exception of a contract being indexed to the Company’s ordinary shares and, therefore, should not be bifurcated. Accordingly, the Convertible Promissory Note is accounted for as a single unit of account, with no allocation of the proceeds to the conversion feature.

NOTE 7. COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Registration and Shareholder Rights

Pursuant to a registration rights agreement entered into on November 16, 2020, the holders of the Founder Shares and Private Placement Shares, including any Private Placement Shares that may be issued upon conversion of the Working Capital Loans and any Class A ordinary shares issuable upon conversion of Founder Shares, will be entitled to registration rights. The holders of these securities will be entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. However, the registration and shareholder rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The registration and shareholder rights agreement does not contain liquidating damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters are entitled to a deferred fee of $0.35 per Public Share, or $9,660,000 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Forward Purchase Agreement

On October 29, 2020, the Company entered into a forward purchase agreement pursuant to which an affiliate of the Sponsor agreed to purchase an aggregate of up to 5,000,000 forward purchase shares for $10.00 per share, or up to $50,000,000 in the aggregate, in a private placement to close substantially concurrently with the initial Business Combination. The Company will determine in its sole discretion the specific number of forward purchase shares that it sells to the purchaser, if any. The funds from the sale of forward purchase shares may be used as part of the consideration to the sellers in the initial Business Combination, expenses in connection with the initial Business Combination or for working capital in the post transaction company. The obligations under the forward purchase agreement do not depend on whether any public shareholders elect to redeem their shares and provide the Company with a minimum funding level for the initial Business Combination.

NOTE 8. SHAREHOLDERS’ EQUITY

Preference Shares — The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of March 31, 2021 and December 31, 2020, there were no preference shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue 200,000,000 Class A ordinary shares, with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. As of March 31, 2021 and December 31, 2020, there were 752,000 Class A ordinary shares issued and outstanding, excluding 27,600,000 Class A ordinary shares subject to possible redemption, respectively.

The Company determined the Class A ordinary shares subject to redemption to be equal to the redemption value of approximately $10.00 per Public Share while also taking into consideration a redemption cannot result in net tangible assets being less than $5,000,001. Upon considering the impact of the forward purchase agreement, it was concluded that the redemption value should include all Public Shares resulting in the Class A ordinary shares subject to possible redemption being equal to $276,000,000.

Class B Ordinary Shares — The Company is authorized to issue 20,000,000 Class B ordinary shares, with a par value of $0.0001 per share. Holders of the Class B ordinary shares are entitled to one vote for each share. As of March 31, 2021 and December 31, 2020, there were 6,900,000 Class B ordinary shares issued and outstanding, respectively.

Holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all matters submitted to a vote of shareholders, except as required by law. Prior to the Business Combination, only holders of the Founder Shares will have the right to vote on the appointment of directors. Holders of the Public Shares and Private Placement Shares will not be entitled to vote on the appointment of directors during such time. In addition, prior to the completion of a Business Combination, holders of a majority of the Founder Shares may remove a member of the board of directors for any reason.

In a vote to continue the company in jurisdiction outside the Cayman Islands (which required the approval of at least two thirds of the votes of all ordinary shares), holders of the Founder Shares will have ten votes for every Founder Share and holders of the Class A ordinary shares will have one vote for every Class A ordinary share.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of a Business Combination or earlier at the option of the holders thereof at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding upon completion of the Initial Public Offering, plus (ii) the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of a Business Combination, excluding any forward purchase shares and any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in a Business Combination and any Private Placement Shares issued to the Sponsor, its affiliates or any member of the Company’s management team, including upon conversion of Working Capital Loans. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one-to-one.

NOTE 9. FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

At March 31, 2021, assets held in the Trust Account were comprised of $276,002,496 in money market funds, which are invested primarily in U.S. Treasury Securities. Through March 31, 2021, the Company did not withdraw any interest earned from the Trust. At December 31, 2020, the assets held in the Trust Account were held in cash.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at March 31, 2021 and December 31, 2020 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	March 31, 2021	December 31, 2020
Assets:
Marketable securities held in Trust Account – Money Market Funds	1	$276,002,496	$—

NOTE 10. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the condensed financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required recognition or disclosure in the condensed financial statements.

DRAGONEER GROWTH OPPORTUNITIES CORP. II

CONDENSED BALANCE SHEETS

(Unaudited)

	June 30 2021	December 31, 2020
	(Unaudited)
ASSETS
Current assets
Cash	$1,966,727	$90,095
Prepaid expenses	901,024	1,188,660

Total Current Assets	2,867,751	1,278,755

Investment held in Trust Account	276,008,777	276,000,000

TOTAL ASSETS	$278,876,528	$277,278,755

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accrued expenses	$1,369,506	$25,296
Advance from related party	24,702	—
Convertible note - related party	2,000,000	—

Total Current Liabilities	3,394,208	25,296
Deferred underwriting fee payable	9,660,000	9,660,000

Total Liabilities	13,054,208	9,685,296

Commitments and contingencies

Class A ordinary shares subject to possible redemption 27,600,000 at $10.00 per share redemption values as of June 30, 2021 and December 31, 2020	276,000,000	276,000,000

Shareholders’ Deficit
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding	—	—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; 752,000 shares issued and outstanding (excluding 27,600,000 shares subject to possible redemption) as of June 30, 2021 and December 31, 2020	75	75
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 6,900,000 shares issued and outstanding as of June 30, 2021 and December 31, 2020	690	690
Additional paid-in capital	—	—
Accumulated deficit	(10,178,445)	(8,407,306)

Total Shareholders’ Deficit	(10,177,680)	(8,406,541)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$278,876,528	$277,278,755

DRAGONEER GROWTH OPPORTUNITIES CORP. II

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended June 30,	Six Months Ended June 30,
	2021	2021
General and administrative expenses	$1,405,778	$1,779,916

Loss from operations	(1,405,778)	(1,779,916)

Other income
Interest earned on marketable securities held in Trust Account	6,281	8,777

Net Loss	$(1,399,497)	$(1,771,139)

Weighted average shares outstanding of Class A redeemable ordinary shares	27,600,000	27,600,000

Basic and diluted income per share, Class A redeemable ordinary shares	$0.00	$0.00

Weighted average shares outstanding of Class A and Class B non-redeemable ordinary shares	7,652,000	7,652,000

Basic and diluted net loss per share, Class A and Class B non-redeemable ordinary shares	$(0.18)	$(0.23)

The accompanying notes are an integral part of the unaudited condensed financial statements.

DRAGONEER GROWTH OPPORTUNITIES CORP. II

STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT

THREE AND SIX MONTHS ENDED JUNE 30, 2021

(Unaudited)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in	Accumulated	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance – January 1, 2021	752,000	$75	6,900,00	$690	$—	$(8,407,306)	$(8,406,541)

Net loss	—	—	—	—	—	(371,642)	(371,642)

Balance – March 31, 2021 (unaudited)	752,000	$75	6,900,00	$690	$—	$(8,778,948)	$(8,778,183)

Net loss	—	—	—	—	—	(1,399,497)	(1,399,497)

Balance – June 30, 2021 (unaudited)	752,000	$75	6,900,00	$690	$—	$(10,178,445)	$(10,177,680)

The accompanying notes are an integral part of the unaudited condensed financial statements.

DRAGONEER GROWTH OPPORTUNITIES CORP. II

CONDENSED STATEMENT OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2021

(Unaudited)

Cash Flows from Operating Activities:
Net loss	$(1,771,139)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(8,777)
Changes in operating assets and liabilities:
Prepaid expenses	287,636
Accrued expenses	1,344,210

Net cash used in operating activities	(148,070)

Cash Flows from Financing Activities
Advances from related party	24,702
Proceeds from convertible promissory note - related party	2,000,000

Net cash provided by financing activities	$2,024,702

Net Change in Cash	1,876,632
Cash – Beginning of period	90,095

Cash – End of period	1,966,727

The accompanying notes are an integral part of the unaudited condensed financial statements.

DRAGONEER GROWTH OPPORTUNITIES CORP. II

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Dragoneer Growth Opportunities Corp. II (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on September 25, 2020. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (a “Business Combination”).

The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of June 30, 2021, the Company had not commenced any operations. All activity for the period from September 25, 2020 (inception) through June 30, 2021 relates to the Company’s formation, the initial public offering (“Initial Public Offering”), which is described below, and subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement for the Company’s Initial Public Offering was declared effective on November 16, 2020. On November 19, 2020, the Company consummated the Initial Public Offering of 27,600,000 Class A ordinary shares (the “Public Shares”), which includes the full exercise by the underwriters of their over-allotment option in the amount of 3,600,000 Public Shares, at $10.00 per Public Share, generating gross proceeds of $276,000,000 which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 752,000 private placement shares (the “Private Placement Shares”) at a price of $10.00 per Private Placement Share in a private placement to the Company’s sponsor, Dragoneer Growth Opportunities Holdings II (an affiliate of Dragoneer Investment Group, LLC), generating gross proceeds of $7,520,000, which is described in Note 4.

Transaction costs amounted to $15,853,777, consisting of $5,520,000 of underwriting fees, $9,660,000 of deferred underwriting fees and $673,777 of other offering costs.

Following the closing of the Initial Public Offering on November 19, 2020, an amount of $276,000,000 ($10.00 per share) from the net proceeds of the sale of the Public Shares in the Initial Public Offering and the sale of the Private Placement Shares was placed in a trust account (the “Trust Account”), which, subsequent to January 1, 2021, was invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earliest of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Shares, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. Exchange listing rules require that the Business Combination must be with one or more target businesses that together have an aggregate fair market value of at least 80% of the value of the Trust Account (excluding any deferred underwriters’ fees and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide the holders of the public shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of the Business Combination, either (i) in connection with a general meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination (initially $10.00 per Public Share), including interest (which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, subject to certain limitations as described in the prospectus. The per-share amount to be distributed to the Public Shareholders who properly redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 7).

The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 and, if the Company seeks shareholder approval, it receives an ordinary resolution under Cayman Islands law approving a Business Combination, which requires the affirmative vote of a majority of the shareholders who attend and vote in person or by proxy at a general meeting of the Company. If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the Company’s Sponsor has agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each Public Shareholder may elect to redeem their Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against a proposed Business Combination.

Notwithstanding the foregoing, if the Company seeks shareholder approval of the Business Combination and the Company does not conduct redemptions pursuant to the tender offer rules, a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares without the Company’s prior written consent.

The Sponsor has agreed (a) to waive its redemption rights with respect to any Founder Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Memorandum and Articles of Association (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial Business Combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable), divided by the number of then issued and outstanding Public Shares.

The Company will have until November 19, 2022 (or February 19, 2023 if the Company has executed a letter of intent, agreement in principle or definitive agreement for a Business Combination by November 19, 2022 but has not completed a Business Combination by November 19, 2022) to consummate a Business Combination (the

“Combination Period”). However, if the Company has not completed a Business Combination within the Combination Period as may be extended from time to time by the Company as a result of a shareholder vote to amend its Amended and Restated Memorandum and Articles of Association (an “Extension Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish the rights of the Public Shareholders as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Public Shareholders and its Board of Directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor has agreed to waive its rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period or any Extension Period. However, if the Sponsor or any of its respective affiliates acquire Public Shares, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period or any Extension Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period or any Extension Period, and in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Share ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (1) $10.00 per Public Share and (2) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per Public Shares due to reductions in the value of trust assets, in each case net of the interest which may be withdrawn to pay taxes, provided that such liability will not apply to any claims by a third party or prospective target business that executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the period ended December 31, 2020, as filed with the SEC on March 31, 2021. The interim results for the three and six months ended June 30, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any future periods.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the condensed financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of June 30, 2021 and December 31, 2020.

Offering Costs

Offering costs consist of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that are directly related to the Initial Public Offering. Offering costs amounting to $15,853,777 were charged to shareholders’ equity upon the completion of the Initial Public Offering.

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at June 30, 2021 and December 31, 2020, Class A ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable Class A ordinary shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares is affected by charges against additional paid in capital and accumulated deficit.

Income Taxes

The Company accounts for income taxes under ASC Topic 740, “Income Taxes,” which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of June 30, 2021 and December 31, 2020, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company is considered to be a Cayman Islands exempted company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, as of June 30, 2021, the Company has no provision for income taxes. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net Income (Loss) per Ordinary Share

Net income (loss) per share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding for the period. At June 30, 2021, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted income (loss) per ordinary share is the same as basic loss per ordinary share for the periods presented.

The Company’s condensed statements of operations include a presentation of income (loss) per share for ordinary shares subject to possible redemption in a manner similar to the two-class method of income (loss) per ordinary share. Net income per ordinary share, basic and diluted, for Class A redeemable ordinary shares is calculated by dividing the interest income earned on the Trust Account, by the weighted average number of Class A redeemable ordinary shares outstanding for the period. Net income (loss) per share, basic and diluted, for Class A and Class B non-redeemable ordinary shares is calculated by dividing the net income (loss), adjusted for income attributable to Class A redeemable ordinary shares, by the weighted average number of Class A and Class B non-redeemable ordinary shares outstanding for the period. Class A and Class B non-redeemable ordinary shares includes the Founder Shares and Private Placement Shares as these shares do not have any redemption features and do not participate in the income earned on the Trust Account.

The following table reflects the calculation of basic and diluted net income (loss) per ordinary share (in dollars, except per share amounts):

	Three Months Ended June 30, 2021	Six Months Ended June 30, 2021
Redeemable Class A Ordinary Shares
Numerator: Earnings allocable to Redeemable Class A Ordinary Shares
Interest Income	$6,281	$8,777

Redeemable Net Earnings	$6,281	$8,777

Denominator: Weighted Average Redeemable Class A Ordinary Shares
Redeemable Class A Ordinary Shares, Basic and Diluted	27,600,000	27,600,000
Earnings/Basic and Diluted Redeemable Class A Ordinary Shares	$0.00	$0.00

Non-Redeemable Class A and B Ordinary Shares
Numerator: Net Loss minus Redeemable Net Earnings
Net Loss	$(1,399,497)	$(1,771,139)
Redeemable Net Earnings	(6,281)	(8,777)

Non-Redeemable Net Loss	$(1,405,778)	$(1,779,916)
Denominator: Weighted Average Non-Redeemable Class A and B Ordinary Shares
Non-Redeemable Class A and B Ordinary Shares, Basic and Diluted (1)	7,652,000	7,652,000
Loss/Basic and Diluted Non-Redeemable Class A and B Ordinary Shares	$(0.18)	$(0.23)

Note: As of June 30, 2021, basic and diluted shares are the same as there are no non-redeemable securities that are dilutive to the Company’s shareholders.

(1)

The weighted average non-redeemable ordinary shares for period ended June 30, 2021 includes the effect of 752,000 Private Placement Shares, which were issued in conjunction with the Initial Public Offering on November 19, 2020.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times may exceed the Federal Depository Insurance Corporation coverage limit of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying condensed balance sheets, primarily due to their short-term nature.

Recent Accounting Standards

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2022 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company adopted ASU 2020-06 effective January 1, 2021. The adoption of ASU 2020-06 did not have an impact on the Company’s financial statements. Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s condensed financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 27,600,000 Public Shares, which includes the full exercise by the underwriters of their over- allotment option in the amount of 3,600,000 Public Shares, at a purchase price of $10.00 per Public Share.

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 752,000 Private Placement Shares, at a price of $10.00 per Private Placement Share, for an aggregate purchase price of $7,520,000. A portion of the proceeds from the Private Placement Shares were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period or any Extension Period, the proceeds from the sale of the Private Placement Shares will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Shares will be worthless.

NOTE 5. RELATED PARTY TRANSACTIONS

Advances from Related Party

As of June 30, 2021 and December 31, 2020, the Company had outstanding advances from related party of $24,702 and $0, respectively.

Founder Shares

In September 2020, the Sponsor paid $25,000 to cover certain offering and formation costs of the Company in consideration for 2,875,000 Class B ordinary shares (the “Founder Shares”). On October 29, 2020, the Sponsor transferred 75,000 Founder Shares to each of the Company’s four independent directors. On October 22, 2020 and on November 16, 2020, the Company effected share dividends, resulting in 6,900,000 Founder Shares outstanding. The Founder Shares included an aggregate of up to 900,000 shares that were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option was exercised, so that the number of Founder Shares would equal, on an as-converted basis, 20% of the Company’s issued and outstanding ordinary shares after the Initial Public Offering (excluding the Private Placement Shares). As a result of the underwriter’s election to fully exercise their over-allotment option, 900,000 Founder Shares are no longer subject to forfeiture.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earliest of: (A) one year after the completion of a Business Combination and (B) subsequent to a

Business Combination, (x) if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 120 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Public Shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.

Promissory Note — Related Party

On September 29, 2020, the Company issued an unsecured promissory note (the “Promissory Note”) to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $300,000. The Promissory Note was non-interest bearing and payable on the earlier of (i) February 28, 2021 or (ii) the completion of the Initial Public Offering. The outstanding balance under the Promissory Note of $104,462 was repaid upon the consummation of the Initial Public Offering on November 19, 2020. As of June 30, 2021, the promissory note has expired and is no longer available to the Company.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, up to $2,000,000 of notes may be converted upon completion of a Business Combination into shares at a price of $10.00 per share. Such shares would be identical to the Private Placement Shares. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans.

On January 19, 2021, the Company entered into a convertible promissory note with the Sponsor pursuant to which the Sponsor agreed to loan the Company up to an aggregate principal amount of $2,000,000 (the “Convertible Promissory Note”). The Convertible Promissory Note is non-interest bearing and due on the date on which the Company consummates a Business Combination. If the Company does not consummate a Business Combination, the Company may use a portion of any funds held outside the Trust Account to repay the Convertible Promissory Note; however, no proceeds from the Trust Account may be used for such repayment. If such funds are insufficient to repay the Convertible Promissory Note, the unpaid amounts would be forgiven. Up to $2,000,000 of the Convertible Promissory Note may be converted into shares at a price of $10.00 per share at the option of the Sponsor. The shares would be identical to the Private Placement Shares. The outstanding balance under the Convertible Promissory Note amounted to $2,000,000 as of June 30, 2021.

The Company assessed the provisions of the Convertible Promissory Note under ASC 815-15 and ASU 2020-06, which addresses equity versus liability treatment and classification of equity-linked financial instruments, including convertible debt, and states that an instrument may be classified as a component of equity only if, among other things, the instrument is indexed to the issuer’s ordinary shares. ASU 2020-06 states that if the fair value option is not elected, the conversion option is not required to be bifurcated and the convertible debt was not issued with a substantial premium, the convertible debt will be accounted for as a single unit of account and should be accounted for as a liability in its entirety. The Company determined that the conversion option met the scope exception of a contract being indexed to the Company’s ordinary shares and, therefore, should not be bifurcated. Accordingly, the Convertible Promissory Note is accounted for as a single unit of account, with no allocation of the proceeds to the conversion feature.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these condensed financial statements. The condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Registration and Shareholder Rights

Pursuant to a registration rights agreement entered into on November 16, 2020, the holders of the Founder Shares and Private Placement Shares, including any Private Placement Shares that may be issued upon conversion of the Working Capital Loans and any Class A ordinary shares issuable upon conversion of Founder Shares, will be entitled to registration rights. The holders of these securities will be entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. However, the registration and shareholder rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The registration and shareholder rights agreement does not contain liquidating damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters are entitled to a deferred fee of $0.35 per Public Share, or $9,660,000 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Forward Purchase Agreement

On October 29, 2020, the Company entered into a forward purchase agreement pursuant to which an affiliate of the Sponsor agreed to purchase an aggregate of up to 5,000,000 forward purchase shares for $10.00 per share, or up to $50,000,000 in the aggregate, in a private placement to close substantially concurrently with the initial Business Combination. The Company will determine in its sole discretion the specific number of forward purchase shares that it sells to the purchaser, if any. The funds from the sale of forward purchase shares may be used as part of the consideration to the sellers in the initial Business Combination, expenses in connection with the initial Business Combination or for working capital in the post transaction company. The obligations under the forward purchase agreement do not depend on whether any public shareholders elect to redeem their shares and provide the Company with a minimum funding level for the initial Business Combination.

NOTE 7. SHAREHOLDERS’ EQUITY

Preference Shares — The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of June 30, 2021 and December 31, 2020, there were no preference shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue 200,000,000 Class A ordinary shares, with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. As of June 30, 2021 and December 31, 2020, there were 752,000 Class A ordinary shares issued and outstanding, excluding 27,600,000 Class A ordinary shares subject to possible redemption.

The Company determined the Class A ordinary shares subject to redemption to be equal to the redemption value of approximately $10.00 per Public Share while also taking into consideration a redemption cannot result in net tangible assets being less than $5,000,001. Upon considering the impact of the forward purchase agreement, it was concluded that the redemption value should include all Public Shares resulting in the Class A ordinary shares subject to possible redemption being equal to $276,000,000.

Class B Ordinary Shares — The Company is authorized to issue 20,000,000 Class B ordinary shares, with a par value of $0.0001 per share. Holders of the Class B ordinary shares are entitled to one vote for each share. As of June 30, 2021 and December 31, 2020, there were 6,900,000 Class B ordinary shares issued and outstanding.

Holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all matters submitted to a vote of shareholders, except as required by law. Prior to the Business Combination, only holders of the Founder Shares will have the right to vote on the appointment of directors. Holders of the Public Shares and Private Placement Shares will not be entitled to vote on the appointment of directors during such time. In addition, prior to the completion of a Business Combination, holders of a majority of the Founder Shares may remove a member of the board of directors for any reason.

In a vote to continue the company in jurisdiction outside the Cayman Islands (which required the approval of at least two thirds of the votes of all ordinary shares), holders of the Founder Shares will have ten votes for every Founder Share and holders of the Class A ordinary shares will have one vote for every Class A ordinary share.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of a Business Combination or earlier at the option of the holders thereof at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding upon completion of the Initial Public Offering, plus (ii) the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of a Business Combination, excluding any forward purchase shares and any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in a Business Combination and any Private Placement Shares issued to the Sponsor, its affiliates or any member of the Company’s management team, including upon conversion of Working Capital Loans. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one-to-one.

NOTE 8. FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

At June 30, 2021, assets held in the Trust Account were comprised of $276,008,777 in money market funds, which are invested primarily in U.S. Treasury Securities. Through June 30, 2021, the Company had $8,777 of interest earned from the Trust. At December 31, 2020, the assets held in the Trust Account were held in cash.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at June 30, 2021 and December 31, 2020 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	June 30, 2021	December 31, 2020
Assets:
Marketable securities held in Trust Account – Money Market Funds	1	$276,008,777	$—

Transfers to/from Levels 1, 2, and 3 are recognized at the end of the reporting period. There were no transfers between levels in the three and six month periods ended June 30, 2021.

NOTE 9. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the condensed financial statements were issued. Based upon this review, the Company did not identify any subsequent events, other than the below, that would have required recognition or disclosure in the condensed financial statements.

On July 23, 2021, the Company entered into a Business Combination Agreement (the “Business Combination Agreement”) by and among the Company, Redwood Opportunity Merger Sub, Inc., a Delaware corporation, Redwood Merger Sub LLC, a Delaware limited liability company, and Papay Topco, Inc., a Delaware corporation, which is the owner of Cvent, Inc. Concurrently with the execution of the Business Combination Agreement, the Company entered into Subscription Agreements with certain investors, which agreements provide for binding subscriptions to purchase an aggregate of 47,500,000 shares of the post-transaction combined business for a purchase price of $10.00 per share, for aggregate gross proceeds of $475,000,000.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Papay Topco, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Papay Topco, Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, of changes in stockholders’ equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Changes in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019 and the manner in which it accounts for revenue from contracts with customers in 2018.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Capitalized software development costs – capitalized costs

As described in Notes 2 and 6 to the consolidated financial statements, the Company’s consolidated capitalized software development costs, net was $124.0 million as of December 31, 2020. Costs incurred by the Company during the application development stage to develop software directly used in the delivery of revenue generating activities are capitalized. There is judgment involved in estimating cost incurred on a project-by-project basis in the application development stage.

The principal considerations for our determination that performing procedures relating to capitalized software development costs, specifically the estimate of costs eligible for capitalization, is a critical audit matter are the significant judgments by management when developing their estimate, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s determination of costs incurred during the application development stage.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) testing management’s process for determining costs eligible for capitalization in the current year, (ii) evaluating whether the costs were eligible for capitalization, (iii) testing the underlying data used in management’s estimate of eligible costs, and (iv) evaluating the reasonableness of management’s estimate of eligible costs. Evaluating the reasonableness of management’s estimate of eligible costs involved comparing management’s determination of costs incurred during the application development stage to supporting documentation as well as performing inquiries with management.

/s/PricewaterhouseCoopers LLP

Arlington, Virginia

August 20, 2021

We have served as the Company’s auditor since 2017.

PAPAY TOPCO, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$65,265	$72,315
Restricted cash	205	406
Short-term investments	—	982
Accounts receivable, net of allowance of $3.3 million and $1.9 million, respectively	141,113	144,711
Capitalized commissions, net	22,000	22,284
Prepaid expenses and other current assets	12,415	12,452

Total current assets	240,998	253,150
Property and equipment, net	21,715	35,708
Capitalized software development costs, net	124,030	143,575
Intangible assets, net	272,416	325,082
Goodwill	1,605,628	1,614,157
Operating lease right-of-use assets	38,922	47,164
Capitalized commissions, net, non-current	20,427	18,179
Deferred tax assets, non-current	2,036	2,163
Other assets, non-current, net	5,479	5,838

Total assets	$2,331,651	$2,445,016

Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of long-term debt	$17,920	$4,484
Accounts payable	4,078	5,889
Accrued expenses and other current liabilities	81,939	72,776
Fees payable to customers	16,872	58,928
Operating lease liabilities, current	15,910	15,511
Deferred revenue	207,622	225,131

Total current liabilities	344,341	382,719
Deferred tax liabilities, non-current	16,950	15,062
Long-term debt, net	753,953	758,473
Operating lease liabilities, non-current	40,317	49,015
Other liabilities, non-current	5,239	3,966

Total liabilities	1,160,800	1,209,235
Commitments and contingencies (Note 14)
Stockholders’ equity:
Common stock, $0.001 par value, 1,100,000 shares authorized at December 31, 2020 and 2019; 917,365 and 917,085 shares issued and outstanding as of December 31, 2020 and 2019, respectively	1	1
Additional paid-in capital	1,936,447	1,918,809
Accumulated other comprehensive loss	(69)	(1,234)
Accumulated deficit	(765,528)	(681,795)

Total stockholders’ equity	1,170,851	1,235,781

Total liabilities and stockholders’ equity	$2,331,651	$2,445,016

See accompanying notes to the consolidated financial statements

PAPAY TOPCO, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except share and per share data)

	Year ended December 31,
	2020	2019	2018
Revenue	$498,700	$567,604	$480,015
Cost of revenue	176,250	211,857	165,181

Gross profit	322,450	355,747	314,834
Operating expenses:
Sales and marketing	128,388	155,801	126,531
Research and development	87,866	96,012	78,447
General and administrative	80,564	92,018	76,155
Intangible asset amortization, exclusive of amounts included in cost of revenue	53,844	57,685	60,494

Total operating expenses	350,662	401,516	341,627

Loss from operations	(28,212)	(45,769)	(26,793)
Interest expense	(35,557)	(47,875)	(42,259)
Amortization of deferred financing costs and debt discount	(3,798)	(3,836)	(3,704)
Loss on divestitures, net	(9,634)	—	—
Other income/(expense), net	1,333	(294)	(1,391)

Loss before income taxes	(75,868)	(97,774)	(74,147)
Provision for/(benefit from) income taxes	7,865	(6,013)	(20,107)

Net loss	$(83,733)	$(91,761)	$(54,040)

Other comprehensive income/(loss):

Foreign currency translation gain/(loss)	1,165	1,376	(307)

Comprehensive loss	$(82,568)	$(90,385)	$(54,347)

Basic and Diluted net loss per common share	$(91.30)	$(100.81)	$(60.04)

Basic and Diluted weighted-average common shares outstanding	917,109	910,263	900,003

See accompanying notes to the consolidated financial statements

PAPAY TOPCO, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(in thousands, except share data)

	Common Stock		Amount
	Shares	Amount	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income / (loss)	Total stockholders’ equity
Balance as of January 1, 2018	900,000	$1	$1,853,065	$(558,743)	$(2,303)	$1,292,020

Cumulative effect from adoption of ASC 606	—	—	—	22,588	—	22,588

Adjusted balance as of January 1, 2018	900,000	$1	$1,853,065	$(536,155)	$(2,303)	$1,314,608

Stock-based compensation	—	—	18,609	—	—	18,609
Net loss	—	—	—	(54,040)	—	(54,040)
Exercise of stock options	28	—	26	—		26
Foreign currency translation gain/(loss)	—	—	—	—	(307)	(307)

Balance as of December 31, 2018	900,028	$1	$1,871,700	$(590,195)	$(2,610)	$1,278,896

Cumulative effect from adoption of ASC 842				4		4

Adjusted balance as of January 1, 2019	900,028	$1	$1,871,700	$(590,191)	$(2,610)	$1,278,900

Stock-based compensation	—	—	18,833	—	—	18,833
Net loss	—	—	—	(91,761)	—	(91,761)
Exercise of stock options	17,251	—	28,539	—	—	28,539
Repurchase of stock options	(194)	—	(253)	—	—	(253)
Other activity	—	—	(10)	157	—	147
Foreign currency translation gain/(loss)	—	—	—	—	1,376	1,376

Balance as of December 31, 2019	917,085	$1	$1,918,809	$(681,795)	$(1,234)	$1,235,781

Stock-based compensation	—	—	17,695	—	—	17,695
Net loss	—	—	—	(83,733)	—	(83,733)
Exercise of stock options	1,103	—	72	—	—	72
Repurchase of stock options	(823)	—	(129)	—	—	(129)
Foreign currency translation gain/(loss)	—	—	—	—	1,165	1,165

Balance as of December 31, 2020	917,365	$1	$1,936,447	$(765,528)	$(69)	$1,170,851

See accompanying notes to the consolidated financial statements

PAPAY TOPCO, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended December 31,
	2020	2019	2018
Operating activities:
Net loss	$(83,733)	$(91,761)	(54,040)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	127,723	120,912	108,574
Amortization of the right-of-use assets	10,380	8,207	—
Allowance for expected credit losses	3,280	1,407	490
Amortization of deferred financing costs and debt discount	3,798	3,836	3,704
Amortization of capitalized commission	29,119	25,641	22,644
Unrealized foreign currency transaction gain	67	39	522
Loss on divestitures, net	9,634	—	—
Stock-based compensation	17,695	18,833	17,911
Change in deferred taxes	2,016	(12,299)	(26,134)
Change in operating assets and liabilities, net of acquired assets and liabilities:
Accounts receivable	786	(23,412)	(33,122)
Prepaid expenses and other assets	3,563	(2,002)	3,389
Capitalized commissions, net	(30,604)	(31,278)	(26,470)
Accounts payable, accrued expenses and other liabilities	(36,433)	(2,452)	(3,646)
Operating lease liabilities	(11,601)	(10,002)	—
Deferred revenue	(16,591)	42,360	35,951

Net cash provided by operating activities	29,099	48,029	49,773
Investing activities:
Purchase of property and equipment	(2,081)	(19,851)	(12,084)
Capitalized software development costs	(40,572)	(45,042)	(36,616)
Purchase of short-term investments	(26,919)	(27,759)	(28,375)
Maturities of short-term investments	27,901	35,627	20,995
Acquisitions, net of cash acquired	(1,400)	(16,729)	(121,689)
Proceeds from divestiture	500	—	—

Net cash used in investing activities	(42,571)	(73,754)	(177,769)
Financing activities:
Short-term related party financing received	—	—	40,000
Short-term related party financing payment	—	—	(40,000)
Issuance of long-term debt, net	—	—	91,660
Principal repayments on first lien term loan	(7,935)	(7,935)	(5,484)
Principal repayments of revolving credit facility	(26,600)	—	—
Proceeds from revolving credit facility	40,000	—	—
Repurchase of stock	(10)	(253)	—
Proceeds from exercise of stock options	73	28,540	26

Net cash provided by financing activities	5,528	20,352	86,202
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	693	255	1,029

Change in cash, cash equivalents, and restricted cash	(7,251)	(5,118)	(40,765)
Cash, cash equivalents, and restricted cash, beginning of year	72,721	77,839	118,604

Cash, cash equivalents, and restricted cash, end of year	$65,470	$72,721	77,839

Supplemental cash flow information:
Interest paid	$35,552	$47,856	41,905
Income taxes paid	$6,193	$7,092	3,746

Supplemental disclosure of non-cash investing and financing activities:
Outstanding payments for purchase of property and equipment at year end	$413	$622	1,829
Outstanding payments for capitalized software development costs at year end	$356	$701	311

See accompanying notes to the consolidated financial statements

PAPAY TOPCO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

December 31, 2020, 2019, and 2018

1. Description of Business

Papay Topco, Inc. (the “Company”) is the indirect parent company of Cvent, Inc. (“Cvent”). The ultimate parent of the Company is Vista Private Equity Funds.

The Company provides a cloud-based enterprise event marketing and management platform with solutions for both sides of the meetings and events value ecosystem: (i) for marketers and meeting and event planners, through its Event Cloud offering and (ii) for hoteliers and venues, through its Hospitality Cloud. The Company’s integrated event marketing and management platform powers the entire event lifecycle by enabling marketers and event planners to automate and streamline the entire process of creating, promoting, managing, and measuring events for organizations of all sizes. Cvent solutions empower customers to deliver and maximize live engagement across their event programs helping to forge deeper relationships with attendees, build brand advocacy and increase demand for their products and services. It also helps organizations more efficiently manage critical event processes, control spend and reduce meetings costs. The Company’s Hospitality Cloud provides hoteliers and venues with an integrated platform that enables properties to increase group and business transient revenue through a combination of cloud-based software products and targeted advertising to organizations that run events while they are in the process of sourcing their events. Hospitality Cloud solutions also improve purchasing intelligence through innovative demand management and business intelligence. By connecting event organizers to venues, the Company powers an entire ecosystem that increases Cvent’s “stickiness” and drives sales of our software offerings across our Event and Hospitality Cloud businesses.

Response to COVID-19

The Company believes there is sufficient cash flow to meets its business obligations, working capital needs, and remain in financial compliance with covenants for the next 12 months from the date of financial statement issuance. Nonetheless, in order to better enable the Company to weather the extraordinary business challenges brought about by the global COVID-19 pandemic, to protect the safety and welfare of its employees, itself financially, maintain cash reserves, and ensure its long-term solvency, the Company instituted certain temporary measures during 2020 that continue into 2021. These measures, including undertaking restructuring actions to manage costs and headcount, provided the Company the financial flexibility needed to manage a wide array of outcomes that may result from the pandemic.

The global COVID-19 pandemic has created, and may continue to create, significant uncertainty in macroeconomic conditions, and the extent of its impact on the Company’s operational and financial performance will depend on continuously evolving factors including, but not limited to the duration and spread of the outbreak, the speed and degree of the anticipated economic recovery, and the impact on the Company’s customers. The Company considered the impact of COVID-19 on the estimates and assumptions and determined that there were no material adverse impacts on the consolidated financial statements for the period ended December 31, 2020. As events continue to evolve and additional information becomes available, the Company’s estimates and assumptions may change materially in future periods.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and pursuant to the regulations of the U.S. Securities and Exchange Commission (“SEC”).

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates and assumptions made by management include estimated useful lives of property and equipment, capitalized software development costs, the valuation of goodwill and intangibles, allowances for doubtful accounts, valuation of deferred tax assets, certain assumptions related to stock-based compensation, including the estimated value of the Company’s common stock and, income taxes. As of the date the financial statements were available for issuance, we are not aware of any specific events or circumstances that would require us to update our estimates, judgments, or to revise the carrying values of our assets or liabilities. Actual results could differ from those estimates and assumptions.

Cash and Cash Equivalents

Highly liquid financial instruments purchased with original maturities of 90 days or less at the date of purchase are reported as cash equivalents. Cash equivalents are recorded at cost, which approximates fair value due to their short-term maturities.

Included in cash and cash equivalents are funds representing amounts reserved for registration fees processed on behalf of customers. While these cash accounts are not restricted as to their use, a liability for amounts due to customers under these arrangements has been recorded in Fees payable to customers in the accompanying consolidated balance sheets. Fees payable to customers of $16.9 million and $58.9 million as of December 31, 2020 and 2019, respectively.

Restricted Cash

Restricted cash represents amounts required to be held as collateral in a money market account for treasury management service agreements. The Company held $0.2 million and $0.4 million of restricted cash as of December 31, 2020 and 2019, respectively.

The following table presents the Company’s cash, cash equivalents and restricted cash by category in the Company’s Consolidated Balance Sheets (in thousands):

	Year Ended December 31,
	2020	2019
Cash and cash equivalents	$65,265	$72,315
Restricted cash	205	406

Cash, cash equivalents, and restricted cash	$65,470	$72,721

Short-term Investments

All highly liquid investments with stated maturity dates between three months and one year from the purchase date are classified as short-term investments. The Company determines the appropriate classification of its short-term investments at the time of purchase. The Company’s short-term investments consist of highly liquid financial instruments, which are comprised of certificates-of-deposit, and are considered Level 2 investments.

Accounts Receivable

Accounts receivable includes billed and unbilled receivables, net of allowance for credit losses. Accounts receivable are recorded at the amount invoiced to customers and do not bear interest. The Company estimates the allowance for expected credit loss based on collectability of accounts receivable and unbilled receivables by considering various factors, including the age of the accounts receivable balances, historical write-off experience, the collection history of customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and any other factors that may affect the Company’s ability to collect from customers. The Company assesses collectability by reviewing accounts receivable by group based on similar characteristics and review individual customer when specific issues are identified. The allowance for expected credit losses are recorded as part of Accounts Receivable, net, in the Consolidated Balance Sheets. The change in the Company’s allowance for expected credit losses is as follows (in thousands):

	Year Ended December 31,
	2020	2019	2018
Allowance for expected credit losses, beginning of period	$1,912	$3,379	$3,326
Credit loss expense	3,280	1,407	490
Write-offs and adjustments	(1,905)	(2,874)	(437)

Allowance for expected credit losses, end of period	$3,287	$1,912	$3,379

Credit loss expense during the years ended December 31, 2020, 2019, and 2018 was $3.3 million, $1.4 million, and $0.5 million, respectively. The allowance for expected credit losses is consistent with actual historical write-offs; however, higher than expected credit losses may result in the future if write-offs are greater than the Company’s estimates, particularly due to COVID-19. As a result of the volatility in global markets and economies and the financial difficulties faced by many of its customers, the Company has increased the allowance for expected credit losses. The Company does not have any off-balance-sheet credit exposure related to its customers.

Revenue Recognition

Effective January 1, 2018, the Company’s revenue recognition policy follows guidance from Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (Topic 606). The Company derives revenue from two primary sources: Event Cloud subscription-based solutions and Hospitality Cloud marketing and subscription-based solutions. Subscription services revenue consists primarily of fees to provide the Company’s customers with access to its cloud-based platform. Subscription service contracts do not provide customers with the right to take possession of the software, are non-cancellable, and do not contain rights of return. Hospitality Cloud marketing solutions primarily relate to digital advertising on the Company’s hosted venue sourcing networks. Revenue is recognized when control of these services is transferred to a customer. A time-elapsed method is used to measure progress for subscription contracts because control is transferred evenly over the contract term. The Company recognizes approximately 91.4% of its revenue from services transferred to the customer over time, with the remaining 8.6% of revenue recognized at a point in time upon delivery, generally when an event has occurred. The Company’s services are generally provided under annual and multi-year contracts with invoicing occurring in annual or quarterly installments at the beginning of each year, or quarter, in the contract period. Revenue is presented net of sales and other taxes the Company collects on behalf of governmental authorities.

Certain contracts may include multiple distinct performance obligations which may consist of some or all of subscription services, marketing packages, and professional services. When an arrangement includes multiple performance obligations relating to SaaS subscriptions, which are concurrently delivered and have the same pattern of transfer to the customer (the services transfer to the customer ratably over the contract period), the entire contract value is recognized on a straight-line basis over the contract term. When an arrangement includes multiple performance obligations that do not have the same pattern of transfer to the customer, revenue is recognized at each performance obligation’s respective standalone selling price (“SSP”), when the performance obligations are satisfied. The SSP is the price at which the Company would sell a promised good or service separately to a customer. The Company estimates SSP based on internal margin analysis, competitor data, and other industry standards for SaaS-based companies.

Event Cloud Revenue

Event Management

The Company generates the majority of its Event Cloud revenue through four primary sources: 1) Software-as-a-Service (“SaaS”) subscriptions to the event and conference management platform for in-person, virtual, and hybrid events, 2) SaaS subscriptions for access to mobile apps and tools to create custom mobile apps, 3) Attendee Hub, and 4) Onsite Event Solutions. Pricing for SaaS subscriptions is based on the features and functionality selected by the customer and, with the exception of professional services that can also be purchased, are available for use by the client for the full duration of the contract. The Company’s SaaS subscriptions to its cloud-based platform are considered a service arrangement and recognized to revenue over time, on a straight-line basis over the term of the subscription arrangement. Professional services revenue is recognized over time, primarily using an input method based on the hours incurred for the related project.

Event and Conference Management Platform

SaaS subscriptions to the event and conference management platforms may include functionality that enables customers to manage the registration of people that plan to attend the customer’s event or events. At any time during the subscription term, customers may elect to purchase blocks of additional registrations (“reg blocks”) and other features or functionality (“non-reg”), which are referred to as subscription up-sells. Reg blocks are not considered distinct and are treated as a single performance obligation with the accompanying feature set of the base event management platform. The purchase of a reg block up-sell is considered a contract modification that adjusts only the transaction price of the original contract. Accordingly, a cumulative revenue catch-up is recognized from the start of the original contract with the remaining amount recognized on a straight-line basis over the duration of the contract term. Non-reg block features are considered distinct and the purchase of a non-reg up-sell is considered a contract modification that adjusts the scope and transaction price of the original contract. Accordingly, the modification is accounted for as a separate contract and the revenue is recognized over the subscription period. No portion of the subscription fee is refundable regardless of the actual number of registrations that occur, or the extent to which other features and functionality are used.

Attendee Hub and Mobile Apps

Subscription-based solutions also include the sale of mobile event apps for in-person, virtual, or hybrid events. The Company introduced a new product, the Attendee Hub to provide fully-branded event experiences for virtual and hybrid events and to automate key aspects of the meeting planning process from registration, appointments, and qualifying leads throughout the event lifecycle. The Attendee Hub works in concert with Cvent’s Mobile Apps to drive live engagement throughout an event to capture more intelligence on attendee interests. The revenue for mobile event apps solutions and Attendee Hub is recognized over time on a straight-line basis over the life of the contract. At any time during the subscription term, customers may elect to purchase access to additional mobile event apps, additional events within an existing mobile event app, or additional Attendee Hub events, which are referred to as up-sells. Revenue for these up-sells is recognized prospectively over the remaining contract term. No portion of the subscription fee is refundable.

Onsite Event Solutions

Event specific onsite solutions include the rental of equipment and consultants needed to successfully manage and execute a complex event, along with the SaaS to manage appointments, exhibitors, speakers, and lead capture and to aggregate all of this information to understand attendee interests. Revenue related to rental of equipment and consultants is recognized based on the contractual stated value, which approximates its relative standalone selling price, and is generally recognized at a point in time as the services are performed and the performance obligations are satisfied. Revenue related to the Company’s SaaS subscriptions to its onsite solutions are considered a service arrangement and recognized to revenue over time, on a straight-line basis over the term of the subscription arrangement.

Hospitality Cloud Revenue

The Hospitality Cloud offers cloud-based SaaS solutions to drive increased demand across the hotel group sales lifecycle from advertising to lead management tools.

Group Marketing Solutions

Group marketing solutions revenue is generated through the delivery of various forms of advertising sold through annual or multi-year contracts to hotels and venues. Advertising is sold as a stand ready obligation to deliver advertising, and accordingly revenue is recognized over time on a straight-line basis as the performance obligation is satisfied and the advertisement is displayed. Such solutions include prominent display of a customer’s venue within the Cvent Supplier Network to find and book physical event space. Pricing for the advertisements is based on the term of the advertisement, targeted geography, market tier, number of advertisements and prominence of the ad placement.

Cloud-Based SaaS Solutions

The Hospitality Cloud also offers a variety of cloud-based SaaS solutions such as 1) Passkey, which allows hotels, convention and visitor bureaus and meeting management companies to streamline and automate hotel room blocks; hotels also use Passkey to create upsell opportunities with group guests, who in turn gain a simpler way to make and manage their hotel reservations. 2) Business Transient, which simplifies how hotels attract, manage and win corporate travel business, publish data to Global Distribution Systems and online travel agency websites, and 3) Event Diagramming, a collaborative SaaS tool that empowers event planners and venues to work together to design the optimal venue layout before an event occurs. This technology enables meeting spaces to be viewed in a three-dimensional rendering which facilitates designing the optimal room layout to scale that includes tables, chairs, stages, and other structures used for events. Revenue for Passkey, Business Transient and Event Diagramming is generated through the delivery of SaaS subscriptions to the respective cloud-based platform. The entire subscription fee is recognized over time on a straight-line basis over the term of the subscription arrangement as the performance obligation is satisfied.

Business Combinations

The Company allocates the purchase price of acquired companies to the identifiable tangible and intangible assets acquired and liabilities assumed at the acquisition date based upon their estimated fair values. This allocation and valuation requires management to make significant estimates and assumptions, specifically with respect to long-lived and intangible assets.

Critical estimates in valuing intangible assets include, but are not limited to, estimates regarding: future expected cash flows from customer contracts, customer lists, discount rates, distribution agreements, developed proprietary technology including acquired software platforms and non-competition agreements and assumptions about the period of time these assets will benefit the Company. The Company’s estimates of fair value are based upon assumptions the Company believes to be reasonable, but which are inherently uncertain and unpredictable.

In addition, uncertain tax positions and tax-related valuation allowances assumed in connection with a business combination are initially estimated as of the acquisition date.

Transaction costs related to acquisitions are expensed as incurred.

Leases

The Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842) (“ASC 842”) as of January 1, 2019 using a modified retrospective approach. Reported financial information for the historical comparable periods prior to the adoption of ASC 842 was not revised and continues to be reported under the accounting standards in effect during the historical periods. See Recently Adopted Accounting Pronouncements note for the impact of the adoption on the Company’s financial statements.

Under ASC 842, the Company determines whether an arrangement is or contains a lease at contract inception, and arrangements meeting the definition of a lease are classified as operating or financing leases at the lease commencement date. For leases with an original term longer than twelve months, lease liabilities are initially recognized on the lease commencement date based on the present value of the future minimum lease payments over the lease term. A corresponding right-of-use asset is initially recognized equal to the lease liability adjusted for any lease prepayments, initial direct costs and lease incentives. The discount rates used in determining the present value of leases represent the Company’s collateralized borrowing rate considering lease term and currency of payment. The lease term includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain. Lease expense is generally recognized on a straight-line basis over the lease term and included in General and administrative expense in the Company’s Consolidated Statements of Operations and Comprehensive Loss. Variable lease payments are expensed as incurred. The Company excludes short-term leases having initial terms of 12 months or less as an accounting policy election, and instead recognizes rent expense on a straight-line basis over the lease term.

Deferred Revenue

Deferred revenue consists of contractual billings made for which the contract start date has passed or where payments have been received in advance of revenue recognition from Event Cloud solutions or Hospitality Cloud solutions. The Company generally invoices customers in annual or quarterly installments. Customer invoices are generally due 30 days from the time of invoicing. The Company does not have significant financing components in its contracts as the Company expects to receive full payment for its services within one year from the date of transfer of services to customers.

Cost of Revenue

Cost of revenue primarily consists of employee-related expenses, including salaries, benefits, bonuses and stock-based compensation, related to providing support and hosting our applications, costs of cloud-based data center capacity, software license fees, costs to support our onsite solutions and virtual products, interchange fees related to merchant services and amortization expense associated with capitalized software. In addition, we allocate a portion of overhead, such as rent and depreciation and amortization to cost of revenue based on headcount.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Improvements and replacements of property and equipment are capitalized. Maintenance and repairs that do not improve or extend the lives of property and equipment are charged to expense as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the ledger and any gain or loss is reported in operating loss in the accompanying consolidated statements of operations and comprehensive loss. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The estimated useful life of computer equipment and purchased software is three years while the estimated useful lives of furniture and equipment is seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset.

Capitalized Software Development Costs

Costs incurred during the application development stage to develop software directly used in the delivery of revenue generating activities are capitalized and recorded as capitalized software development costs on the consolidated balance sheet in accordance with the provisions of FASB ASC Subtopic 350-40, Intangibles – Goodwill and Other Subtopic 40 Internal-Use Software. There is judgment involved in estimating cost incurred on a project-by-project basis in the application development stage. These costs are amortized on a project-by-project basis using the straight-line method over the estimated economic life of the application, which is generally two to seven years, beginning when the asset is ready for its intended use. Costs incurred during the preliminary development stage, as well as maintenance and training costs are expensed as incurred.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. If such review indicates that the carrying amount of long-lived assets is not recoverable from future undiscounted cash flows, the carrying amount of such assets is reduced to the lower of the carrying value or fair value.

In addition to the recoverability assessment, the Company routinely reviews the remaining estimated lives of its long-lived assets. Any reduction in the useful life assumption will result in increased depreciation and amortization expense in the period when such determinations are made, as well as in subsequent periods. There was no change to the useful lives of long-lived assets for the years-ended December 31, 2020 and 2019.

Goodwill

Goodwill represents the excess of: (i) the aggregate of the fair value of consideration transferred in a business combination, over (ii) the fair value of assets acquired, net of liabilities assumed. Goodwill is not amortized but is subject to annual impairment tests. The Company adopted Accounting Standards Update No 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment in 2018, which eliminated the second step of the impairment assessment and allows for companies to recognize as an impairment charge, the excess of the reporting unit’s carrying value over the fair value, subject to certain limitations.

The Company performs an annual impairment review of goodwill, or when a triggering event occurs between annual impairment tests. The Company operates as one reporting unit. The Company’s test for goodwill impairment starts with a qualitative assessment to determine whether it is necessary to perform a quantitative goodwill impairment test. If qualitative factors indicate that the fair value of the reporting unit is more likely than not less than its carrying amount, then a quantitative goodwill impairment test is performed. Under the quantitative impairment test, if the carrying amount of the reporting unit exceeds its fair value, then an impairment loss is recognized in an amount equal to that excess, not to exceed the total amount of goodwill. During the 2020 qualitative assessment of goodwill, management concluded that it was more likely than not that the fair value of the Company’s reporting unit exceeded its carrying value, resulting in no indication of impairment as of December 31, 2020.

Research and Development

Research and development expenses consist primarily of personnel and related expenses for our research and development staff, including salaries, benefits, bonuses and stock-based compensation and the cost of third-party contractors. Research and development expenses, other than software development costs that qualify for capitalization, are expensed as incurred. In addition, we allocate a portion of overhead, such as rent and depreciation to research and development based on headcount.

Sales Commissions

The adoption of Topic 606 resulted in the capitalization of incremental costs to obtain contracts with customers. Commissions earned by the Company’s sales personnel are considered incremental costs of obtaining a contract with a customer. Accordingly, sales commissions are capitalized when incurred and amortized on a straight-line basis over the Company’s average historical customer life, which is determined based on the underlying product line and ranges from one to four years. The Company determined the period of amortization by reviewing the average length of its customers contracts, changes in technology, expected contract renewals and customer retention, and other industry factors. The Company re-assesses this calculation at each reporting period. The amortization of capitalized commissions is recorded as a component of sales and marketing expense. Commissions incurred, but not paid, are included in accrued expenses in the accompanying consolidated balance sheets. In the event a customer contract is canceled in proportion to the remaining contract period at the date of cancellation, sales commissions are clawed back and recorded in sales and marketing expense. Commissions subject to claw back features are capitalized as the Company has concluded that all parties are committed to perform their respective obligations and collection is probable. Amounts clawed back to date have not been material to the Company’s results of operations.

The current portion of capitalized commissions, net was $22.0 million and $22.3 million as of December 31, 2020 and 2019, respectively. The noncurrent portion of capitalized commissions, net was $20.4 million and $18.2 million as of December 31, 2020 and 2019, respectively. During the year ended December 31, 2020, 2019, and 2018, $29.1 million, $25.6 million, and $22.6 million, respectively, of capitalized commissions were amortized to sales and marketing expense in the accompanying consolidated statements of operations and comprehensive loss.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of the existing assets and liabilities, and their respective income tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company establishes a valuation allowance when it is more likely than not that all or a portion of a deferred tax asset will not be realized. The Company accounts for uncertain tax positions based on a two-step process of evaluating recognition and measurement criteria. The first step assesses whether the tax position is more-likely-than-not to be sustained upon examination by the taxing authority, including resolution of any appeals or litigation, on the basis of the technical merits of the position. If the tax position meets the more-likely-than-not criteria, the portion of the tax benefit that has a greater than 50% likelihood of being realized upon settlement with the relevant tax authority is recognized in the consolidated financial statements.

The Company is subject to tax on global intangible low-taxed income (“GILTI”) earned by certain foreign subsidiaries. Entities can make an accounting policy election to either recognize deferred taxes for temporary basis differences expected to reverse as GILTI in future years or provide for the tax expense related to GILTI in the year the tax is incurred. The Company has elected to account for GILTI tax as a current period expense.

Stock-Based Compensation

Employee stock-based compensation is recognized as a cost in the consolidated statements of operations and comprehensive loss. For both equity-classified and liability-classified awards, such cost is measured at the grant date fair value of the award. The Company estimates the grant date fair value for stock options using the Black-Scholes option-pricing model. Fair value of the common stock is further discussed in Note 10. The Black-Scholes pricing model requires the use of subjective assumptions including the expected term of the options, the price volatility of the underlying stock, dividend yield, and a discount for the lack of marketability. The expected dividend yield is zero, as the Company has not previously declared cash dividends and does not currently intend to declare cash dividends in the foreseeable future. In addition, because the Company is privately-held, the Black-Scholes pricing inputs, including the grant date fair value of the underlying common stock, volatility of the underlying stock, and a discount for the lack of marketability, are estimated based on its peer group companies, which are publicly-traded. The Company’s peer group is established through consultation with its external valuation firm; its ultimate parent, Vista Private Equity; and confirmed through the review of the performance and valuation attributes of its peer group to determine that its public-company peer group is a reasonable and fair proxy for the Company’s share performance, if its shares were publicly-traded. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve at the date of grant.

The initial determination of compensation cost is based on the number of stock options or other awards granted, which is then amortized over the vesting period. Liability classified awards are remeasured to fair value at each reporting date with the corresponding change in value recorded in the consolidated statements of operations and comprehensive loss. The Company recognizes expense over the requisite service period on a straight-line basis. The Company records the impact of forfeitures on stock compensation expense in the period the forfeitures occur.

Comprehensive Loss

Comprehensive loss comprises net loss and foreign currency translation gains for the years ended December 31, 2020, 2019, and 2018, respectively.

Foreign Currency

The Company’s foreign subsidiary in India designates the U.S. dollar as its functional currency. For this subsidiary, assets and liabilities denominated in currencies other than the U.S. dollar are remeasured into U.S. dollars at current exchange rates for monetary assets and liabilities and historical exchange rates for non-monetary assets and liabilities. Foreign currency gains and losses associated with this remeasurement are included as a component of other income/(expense), net in the consolidated statements of operations and comprehensive loss.

The functional currency for certain of the Company’s other foreign subsidiaries is the local currency. For those subsidiaries, the assets and liabilities are translated into U.S. dollars at exchange rates in effect as of the balance sheet date. Revenue and expense items are translated based on average exchange rates for the period.

Foreign currency losses associated with realized transactions and remeasurement, recorded in other income/(expense), net, were $0.8 million, $1.5 million, and $3.7 million for the years ended December 31, 2020, 2019, and 2018 respectively.

Non-Monetary Transactions

The Company occasionally participates in non-monetary transactions with its customers in exchange for marketing and other services. Non-monetary transactions with commercial substance are recorded at the estimated fair value of the services received from or provided to the counter-party, whichever value is more clearly evident. In certain periods there are timing differences between the revenue and the related expense, due to the timing of delivery and receipt of services. Non-monetary transaction revenue totaled $2.6 million, $4.2 million, and $2.5 million for the years ended December 31, 2020, 2019, and 2018, respectively. Non-monetary transaction expense totaled $1.4 million, $4.2 million, and $2.5 million for the years ended December 31, 2020, 2019, and 2018, respectively.

Fair Value Measurements

Fair value represents the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on the following three levels of inputs, of which the first two are considered observable and the last one is considered unobservable:

Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 Inputs: Unobservable inputs that require the Company to use present value and other valuation techniques in the determination of fair value.

The Company’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, accounts payable and accrued liabilities. The carrying value of these financial instruments on the consolidated balance sheets approximate their fair value based on their short-term maturities.

Debt Issuance Costs

Costs incurred with lenders and other third parties that are specific and incremental costs required to obtain debt are amortized as interest expense over the life of the debt using the effective interest method. Unamortized debt issuance costs are presented as a direct reduction of the carrying value of the related debt.

Segment and Geographic Data

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s CODM is its Chief Executive Officer. The Company has determined that it operates in one operating segment and one reportable segment, as the CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance.

Property and equipment in non-North America geographic locations represented 21.8% and 18.5% of total property and equipment, net as of December 31, 2020 and 2019, respectively, and are located primarily in India. The composition of the Company’s property and equipment between North America and locations outside of North America is set forth below (in thousands):

	Year Ended December 31,
	2020	2019
North America	$16,976	$29,093
Non-North America	4,739	6,615

Total	$21,715	$35,708

Net Loss per Share of Common Stock

Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period.

Diluted earnings per share adjusts basic earnings per share for the potentially dilutive impact of stock options. As the Company has reported losses for all periods presented, all potentially dilutive securities including stock options, are antidilutive and accordingly, basic net loss per share equals diluted net loss per share.

81,595, 83,543, and 99,024 stock options as of December 31, 2020, 2019, and 2018, respectively, were excluded from the computation of diluted net loss per share of common stock because including them would have been antidilutive.

Recently Adopted Accounting Pronouncements

The Company adopted Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606), effective January 1, 2018 utilizing the modified retrospective method. The reported results for the year ended December 31, 2018 reflect the application of Topic 606.

The primary impact of adopting the new revenue standard related to Subtopic 340-40 and the deferral of incremental commission costs to obtain contracts with customers. Prior to adoption, the Company did not defer any commission costs. Under the new revenue standard, the Company capitalizes direct and incremental commissions associated with an executed contract with a customer.

The following table summarizes the cumulative impact of adoption of the new revenue standard for revenue recognition on financial statement line items within the Consolidated Balance Sheets (in thousands):

	As of January 1, 2018
	Prior to adoption of the new standard	Adjustments for the new revenue standard	As adjusted
Assets
Accounts receivable, net	$87,531	$92	$87,623
Capitalized commission, net	—	15,693	15,693
Capitalized commission, net, non-current	—	14,210	14,210
Other assets, non-current, net	2,672	(103)	2,569
Liabilities and Stockholders’ Equity
Deferred revenue, current portion	130,586	(1,304)	129,282
Deferred tax liability, non-current	39,433	8,608	48,041
Accumulated deficit	(558,743)	22,588	(536,155)

The following table summarizes the effects of the new revenue standard on financial statement line items within the Consolidated Statements of Operations and Comprehensive Loss (in thousands):

	Year ended December 31, 2018
	Prior to adoption of the new standard	Adjustments for the new revenue standard	As adjusted
Revenue	$479,009	$1,006	$480,015
Cost of revenue	165,270	(89)	165,181

Gross profit	313,739	1,095	314,834
Operating expenses:
Sales and marketing	131,127	(4,596)	126,531
General and administrative	76,160	(5)	76,155

Research and development	78,455	(8)	78,447
Provision for income taxes	28,038	(7,931)	20,107

Net loss	(67,675)	13,635	(54,040)

The following table summarizes the effects of the new revenue standard for revenue recognition on financial statement line items within the Consolidated Balance Sheets (in thousands):

	As of December 31, 2018
	Prior to adoption of the new standard	Adjustments for the new revenue standard	As adjusted
Assets
Accounts receivable, net	$121,901	$118	$122,019
Capitalized commission, net	—	17,948	17,948
Capitalized commission, net, non-current	—	16,343	16,343
Other assets, non-current, net	1,548	(131)	1,417
Liabilities and Stockholders’ Equity
Deferred revenue, current portion	182,372	(2,276)	180,096
Deferred tax liability, non-current	26,000	614	26,614
Accumulated deficit	(626,418)	36,223	(590,195)
Other comprehensive income	(2,327)	(283)	(2,610)

Under ASC 842, lessees are required to record most leases on their balance sheets but expense recognition remained largely the same, with the exception of sublease income, which is required to be disclosed separately from rent expenses. The updated guidance also eliminated certain real estate-specific provisions and changes the guidance on sale-leaseback transactions, initial direct costs and lease executory costs for all entities. All entities will classify leases to determine how to recognize lease-related revenue and expense. The Company adopted ASC 842 effective January 1, 2019 utilizing the modified retrospective transition approach. Accordingly, reported financial information for historical comparable periods prior to the adoption of ASC 842 are not revised and continue to be reported under the accounting standards in effect during those historical periods. The Company elected the practical expedients provided under ASC 842 regarding identification of leases, lease classification, indirect costs, and the combination of lease and non-lease components for all classes of assets. In addition, the Company made an accounting policy election to not record leases with terms of twelve months or less on the balance sheet and will recognize those lease payments on a straight-line basis over the lease term. The adoption of ASC 842 resulted in the recognition of operating right-of-use assets of $ 51.5 million and operating lease liabilities of $69.7 million. The adoption of ASC 842 did not materially affect the Company’s consolidated results of operations or statement of cash flows.

In June 2016, the FASB issued Accounting Standards Update No 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 requires certain types of financial instruments, including trade receivables, to be presented at the net amount expected to be collected based on historical events, current conditions, and forward-looking information. The Company adopted ASU 2016-13, utilizing the modified retrospective transition approach, as of January 1, 2020 and the adoption did not have a material impact on its consolidated financial position, results of operations, and cash flows. Under ASU 2016-13, the Company applies a current expected credit loss (“CECL”) impairment model to its trade accounts receivable, in which lifetime expected credit losses on such financial assets are measured and recognized at each reporting date based on historical, current, and forecasted information. Under the CECL model, trade accounts receivable with similar risk characteristics are analyzed on a collective (pooled) basis.

In August 2018, the FASB issued Accounting Standards Update No 2018-13, Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements for fair value measurements for certain types of investments by removing, modifying, or adding certain disclosures using the prospective method. The Company adopted this standard as of January 1, 2020. The adoption did not have a material impact on the Company’s consolidated financial position, results of operations, and cash flows.

In August 2018, the FASB issued Accounting Standards Update No 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract: A consensus of the FASB Emerging Issues Task Force (“ASU 2018-15”). ASU 2018-15 requires customers in a hosting arrangement that is a service contract to follow existing internal-use software guidance to determine which implementation costs to capitalize and which costs to expense. Customers are required to amortize the capitalized implementation costs over the term of the hosting arrangement, which might extend beyond the noncancelable period. Financial statement presentation under ASU 2018-15 requires: (i) capitalized implementation costs be classified in the same balance sheet line item as the amounts prepaid for the related hosting arrangement; (ii) amortization of capitalized implementation costs be presented in the same income statement line item as the service fees for the related hosting arrangement; and (iii) cash flows related to capitalized implementation costs be presented within the same category of cash flow activity as the cash flows for the related hosting arrangement (i.e. operating activity). The Company adopted ASU 2018-15 prospectively as of January 1, 2020 and the adoption did not have a material impact on its consolidated financial position, results of operations, and cash flows. As of December 31, 2020, the Company did not have any material capitalized implementation costs related to cloud computing arrangements that are service contracts.

New Accounting Pronouncements

In December 2019, the FASB issued Accounting Standards Update No 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 simplifies certain aspects of accounting for income taxes by removing (i) the exception to the incremental approach for intraperiod tax allocation when there is a loss from continuing operations and income or a gain from other items, (ii) the exception to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment, and (iii) the exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. The Company adopted ASU 2019-12 prospectively as of January 1, 2021 and the adoption did not have a material impact on its consolidated financial position, results of operations, and cash flows.

3. Revenue

Disaggregation of Revenue

The Company derives revenue from two primary sources: Event Cloud subscription-based solutions and Hospitality Cloud marketing and subscription-based solutions. They are principally generated from North America, which comprises of the United States and Canada, with Canada representing 2.5%, 2.4%, and 2.5% of total revenue in 2020, 2019, and 2018, respectively. Revenue from sources outside North America represented 12.3%, 11.7%, and 11.8% of total revenue in 2020, 2019, and 2018, respectively. The Company’s disaggregation of revenue primary geographic region is as follows (in thousands):

	Year Ended December 31,
	2020	2019	2018
North America	$437,191	$501,332	$423,202
Non-North America	61,509	66,272	56,813

Revenue	$498,700	$567,604	$480,015

The Company’s disaggregation of revenue by major business activity is as follows (in thousands):

	Year Ended December 31,
	2020	2019	2018
Event Cloud	$316,080	$379,216	$325,219
Hospitality Cloud	182,620	188,388	154,796

Revenue	$498,700	$567,604	$480,015

Deferred Revenue

Deferred revenue represents billings under signed contracts before the related products or services are transferred to customers. The portion of deferred revenue that is expected to be recognized as revenue during the subsequent 12-month period is recorded as deferred revenue in current liabilities and the remaining portion is recorded as other liabilities, non-current, which is not material. Deferred revenue was $207.6 million and $225.1 million as of December 31, 2020 and 2019, respectively. During the years ended December 31, 2020, 2019, and 2018, the Company recognized $211.4 million, $176.7 million, and $127.1 million, respectively, of revenue that was included in the deferred revenue balance at the beginning of each period.

Remaining Performance Obligations

For multiple-year agreements for either Event Cloud or Hospitality Cloud, we typically invoice the amount for the first year of the contract at signing followed by subsequent annual invoices at the anniversary of each year. Since we bill most of our customers in advance, there can be amounts that we have not yet been contractually able to invoice. Until such time as these amounts are invoiced or recognized in revenue, they are considered by us to be unbilled contract value, and together with deferred revenue, remaining performance obligations. As of December 31, 2020 and 2019, our total current deferred revenue was $207.6 million and $225.1 million, respectively, which amount does not include unbilled contract value for contracts not yet billed of approximately $576.1 million and $424.5 million, respectively. We expect that the amount of unbilled contract value relative to the total value of our contracts will change from year to year for several reasons, including the amount of cash collected early in the contract term, the specific timing and duration of customer agreements, varying invoicing cycles of agreements, the specific timing of customer renewal, changes in customer financial circumstances and foreign currency fluctuations. We expect to recognize 70.0% of our remaining performance obligations as revenue over the subsequent 24 months, and the remainder thereafter.

4. Business Combinations

Acquisitions

SummitSync

On February 20, 2020, the Company acquired certain assets of SummitSync, Inc. (“SummitSync”) for total cash consideration of $1.4 million. SummitSync provides appointments solutions for booking 1:1 meetings at trade shows and conferences. The Company completed this acquisition for strategic and competitive advantage. The acquisition was accounted for as a business combination.

The $1.4 million purchase price was allocated to the assets and liabilities assumed based upon their estimated fair value at the time of close. The table below outlines the allocation of the purchase price between the net assets assumed and intangible asset (in thousands):

Customer relationships	$1,501
Non-current assets	5
Current liabilities	(106)

Total purchase consideration	$1,400

The estimated fair values of the intangible asset were primarily determined through discounted cash flow analyses. Customer relationships represent the fair value of the underlying relationships and agreements with SummitSync customers and were stratified between the value to be realized contracting for the acquired technology and the value from upselling and cross-selling the Company’s products and services into the acquired customer base. The following table summarizes the identifiable intangible asset acquired as of the acquisition date and its useful life (in thousands, except for useful life):

	Fair value acquired	Useful life (years)
Customer relationships	$1,501	7

Total intangible assets	$1,501

The intangible asset is deductible for tax purposes; accordingly, no deferred tax asset or liability been established for the identified intangible asset.

Acquisition-related costs, including transaction costs such as legal and accounting fees, were immaterial and expensed as incurred and have been included in the general and administrative expenses in the consolidated statements of operations.

Wedding Spot

On May 21, 2019, the Company acquired certain assets of Wedding Spot, LLC (“Wedding Spot”) from HoneyBook, Inc. for total consideration of $7.0 million, with no cash acquired. Wedding Spot is a venue sourcing network focused on couples looking for a wedding venue. Venues can increase the prominence of their listing on search landing pages by purchasing digital advertising for a contracted period of time. The Company completed this acquisition for strategic and competitive advantage. The acquisition was accounted for as a business combination.

The $7.0 million purchase price was allocated to the assets and liabilities assumed based upon their estimated fair value at the time of close. The table below outlines the allocation of the purchase price between the net assets assumed, intangible assets and goodwill (in thousands):

Other current assets	$104
Non-current assets	10
Current liabilities	(191)
Non-current liabilities	(2)
Trademarks	1,005
Customer relationships	1,520
Developed technology	3,477
Goodwill	1,077

Total purchase consideration	$7,000

The estimated fair values of intangible assets were primarily determined through discounted cash flow analyses. Trademarks represent the estimated fair value of Wedding Spot’s existing trademarks. Developed technology represents the estimated fair value of Wedding Spot’s developed venue sourcing platform. Customer relationships represent the fair value of the underlying relationships and agreements with Wedding Spot customers and were stratified between the value to be realized contracting for the acquired technology and the value from upselling and cross-selling the Company’s products and services into the acquired customer base. The following table summarizes the identifiable intangible assets acquired as of the acquisition date and their useful lives (in thousands, except for useful life):

	Fair value acquired	Useful life (years)
Trademarks	$1,005	7
Customer relationships	1,520	10
Developed technology	3,477	5

Total intangible assets	$6,002

The excess of purchase consideration over the fair value of the net tangible and identifiable intangible assets acquired of $1.1 million was recorded as goodwill. The goodwill balance is attributed to the assembled workforce and expanded market opportunities when integrating Wedding Spot’s business into the Company’s technology. The acquired intangibles are deductible for tax purposes; accordingly, no deferred tax asset or liability has been established for the intangibles.

Acquisition-related costs of $0.3 million, including transaction costs such as legal and accounting fees, were expensed as incurred and have been included in the general and administrative expenses in the consolidated statements of operations.

DoubleDutch

On June 7, 2019, the Company acquired 100% of the equity interests of DoubleDutch, Inc. (“DoubleDutch”) for total consideration of $12.5 million, including cash acquired of $1.8 million. DoubleDutch provides mobile event application technology primarily to large enterprise clients. The Company completed this acquisition for strategic and competitive advantage. The acquisition was accounted for as a business combination.

The $12.5 million purchase price was allocated to the assets and liabilities assumed based upon their estimated fair value at the time of close. The table below outlines the allocation of the purchase price between the net assets assumed, intangible assets and goodwill (in thousands):

Cash and cash equivalents	$1,768
Other current assets	453
Non-current assets	620
Current liabilities	(4,219)
Non-current liabilities	(433)
Trademarks	130
Customer relationships	9,212
Developed technology	1,285
Goodwill	3,683

Total purchase consideration	$12,499

The estimated fair values of intangible assets were primarily determined through discounted cash flow analyses. Trademarks represent the estimated fair value of DoubleDutch’s existing trademarks. Developed technology represents the estimated fair value of DoubleDutch’s developed mobile app platform. Customer relationships represent the fair value of the underlying relationships and agreements with DoubleDutch customers and were stratified between the value to be realized contracting for the acquired technology and the value from upselling and cross-selling the Company’s products and services into the acquired customer base. The following table summarizes the identifiable intangible assets acquired as of the acquisition date and their useful lives (in thousands, except for useful life):

	Fair value acquired	Useful life (years)
Trademarks	$130	2
Customer relationships	9,212	7
Developed technology	1,285	2

Total intangible assets	$10,627

The excess of purchase consideration over the fair value of the net tangible and identifiable intangible assets acquired of $3.7 million was recorded as goodwill. The goodwill balance is attributed to the assembled workforce and expanded market opportunities when integrating DoubleDutch’s business into the Company’s technology. The purchase price allocated to goodwill and intangible assets will not be deductible for tax purposes; accordingly, a deferred tax liability has been established for identified intangible assets.

Acquisition-related costs of $0.6 million, including transaction costs such as legal and accounting fees, were expensed as incurred and have been included in the general and administrative expenses in the consolidated statements of operations.

QuickMobile

On May 22, 2018, the Company acquired 100% of the equity interests of QuickMobile, Inc. (QuickMobile) for total consideration of $23.3 million, including cash acquired of $0.5 million. QuickMobile provides mobile event application technology primarily to large enterprise clients. The Company completed this acquisition for strategic and competitive advantage. The acquisition was accounted for as a business combination.

The $23.3 million purchase price was allocated to the assets and liabilities assumed based upon their estimated fair value at the time of close. The table below outlines the allocation of the purchase price between the net assets assumed, intangible assets and goodwill (in thousands):

Cash and cash equivalents	$545
Other current assets	2,240
Non-current assets	165
Current liabilities	(2,848)
Trademarks	106
Customer relationships	14,427
Developed technology	1,374
Goodwill	7,328

Total purchase consideration	$23,337

The estimated fair values of intangible assets were primarily determined through discounted cash flow analyses. Trademarks represent the estimated fair value of QuickMobile’s existing trademarks. Developed technology represents the estimated fair value of QuickMobile’s developed software platform. Customer relationships represent the fair value of the underlying relationships and agreements with QuickMobile customers and were stratified between the value to be realized contracting for the acquired technology and the value from upselling and cross-selling the Company’s products and services into the acquired customer base. The following table summarizes the identifiable intangible assets acquired as of the acquisition date and their useful lives (in thousands, except for useful life):

	Fair value acquired	Useful life (years)
Trademarks	$106	1
Customer relationships	14,427	8
Developed technology	1,374	3

Total intangible assets	$15,907

The excess of purchase consideration over the fair value of the net tangible and identifiable intangible assets acquired of $7.3 million was recorded as goodwill. The goodwill balance is attributed to the assembled workforce and expanded market opportunities when integrating QuickMobile’s business into the Company’s technology. The purchase price allocated to goodwill and intangible assets will not be deductible for tax purposes; accordingly, a deferred tax liability has been established for identified intangible assets.

Acquisition-related costs of $0.8 million, including transaction costs such as legal and accounting fees, were expensed as incurred and have been included in the general and administrative expenses in the consolidated statements of operations.

Kapow

On June 4th, 2018, the Company acquired 100% of the equity interests of Kapow Events, Inc. (Kapow) for total consideration of $12.8 million, including cash acquired of $2.3 million. Of the $12.8 million purchase price, $1.3 million to indemnify the Company against certain contractual defined events, within the period of one year and a half after the acquisition date, was released in December 2019. Kapow operates an online marketplace for event planners to book events, referred to as ‘experiences’, directly with venues. The Company completed this acquisition for strategic and competitive advantage. The acquisition was accounted for as a business combination.

The $12.8 million purchase price was allocated to the assets and liabilities assumed based upon their estimated fair value at the time of close. The table below outlines the allocation of the purchase price between the net assets assumed, intangible assets and goodwill (in thousands):

Cash and cash equivalents	$2,291
Other current assets	1,597
Non-current assets	1,551
Current liabilities	(3,098)
Acquired intangible assets	1,762
Goodwill	8,695

Total purchase consideration	$12,798

The estimated fair value of the acquired intangible assets were primarily determined through discounted cash flow analyses. The acquired intangible assets represent the estimated fair value of Kapow’s developed direct booking platform. The following table summarizes the intangible assets acquired as of the acquisition date and its useful life (in thousands, except for useful life):

	Fair value acquired	Useful life (years)
Acquired intangible assets	$1,762	3

Total intangible assets	$1,762

The excess of purchase consideration over the fair value of the net tangible and identifiable intangible assets acquired of $8.7 million was recorded as goodwill. The goodwill balance is attributed to the assembled workforce and expanded market opportunities when integrating Kapow’s business into the Company’s technology. The purchase price allocated to goodwill and intangible assets will not be deductible for tax purposes; accordingly, a $0.3 million deferred tax asset has been established for identified intangible assets.

Acquisition-related costs of $0.4 million, including transaction costs such as legal and accounting fees, were expensed as incurred and have been included in the general and administrative expenses in the consolidated statements of operations.

The business was divested on June 25, 2020. See Divestitures note below.

Social Tables

On October 16, 2018, the Company acquired 100% of the equity interests of Social Tables, Inc. (Social Tables) for total purchase consideration price of $102.7 million, including cash acquired of $10.5 million. The purchase price was funded with $93 million in debt proceeds and $9.7 million in cash, including $5.6 million to settle vested stock options. Social Tables operates a cloud-based seating management platform that is leveraged by both event planners and venues. The Company completed this acquisition for strategic and competitive advantage. The acquisition was accounted for as a business combination.

The $102.7 million purchase price was allocated to the assets and liabilities assumed based upon their estimated fair value at the time of close. The table below outlines the allocation of the purchase price between the net assets assumed, intangible assets and goodwill (in thousands):

Cash and cash equivalents	$10,543
Other current assets	1,130
Non-current assets	1,791
Current liabilities	(4,701)
Non-current liabilities	(6,841)
Trademarks	700
Customer relationships	17,400
Developed technology	4,200
Goodwill	78,466

Total purchase consideration	$102,688

The estimated fair values of intangible assets were determined through discounted cash flow analyses. The following table summarizes the identifiable intangible assets acquired as of the acquisition date and their useful lives (in thousands, except for useful life):

	Fair value acquired	Useful life (years)
Trademarks	$700	2
Customer relationships	17,400	10
Developed technology	4,200	5

Total intangible assets	$22,300

The excess of purchase consideration over the fair value of the net tangible and identifiable intangible assets acquired of $78.5 million was recorded as goodwill. The goodwill balance is attributed to the assembled workforce and expanded market opportunities when integrating Social Tables’ business into the Company’s technology. The purchase price allocated to goodwill and intangible assets will not be deductible for tax purposes; accordingly, a $6.2 million deferred tax liability has been established for identified intangible assets.

On October 16, 2018, there were vested and unexercised options and unvested options in the Social Tables stock compensation plan. Awards that had not reached their initial cliff vesting date were deemed to be vested to the extent of the required service period rendered prior to the acquisition date. These vested options had a total fair value of $6.5 million based on the $2.53 per share purchase price. $4.6 million were vested and the option holders received payment at the close. At the time of the transaction, the stock option plan was canceled and individuals holding unvested awards received a bonus equal to the option’s fair value as of the acquisition date. The fair value of unvested options converted to a bonus is $1.9 million, of which $0.5 million, $0.5 million, and $0.2 million was paid and expensed for the year ended December 31, 2020, 2019, and 2018, respectively, according to the underlying award vesting schedule. The post-acquisition expense recognized associated with the unvested awards recognized in the statement of operations for the year ended December 31, 2018 is approximately $0.2 million.

Acquisition-related costs of $1.1 million, including transaction costs such as legal and accounting fees, were expensed as incurred and have been included in the general and administrative expenses in the consolidated statements of operations.

There were no measurement period adjustments for the year ended December 31, 2019 or 2020.

The Company has included the financial results of business combinations in the consolidated financial statements from the respective date of acquisition, which were not material. Pro forma revenue and earnings amounts on a combined basis have not been presented as they are not material to the historical pre-acquisition financials.

Divestitures

On June 25, 2020, the Company sold its Kapow Events (“Kapow”) business to Enterprise Event Management (the “Buyer”). The Buyer acquired all of the outstanding stock of Kapow for total consideration of $0.5 million. Kapow operates an online marketplace for event planners to book events, referred to as ‘experiences’, directly with venues. The significant decline in value compared with the value at the acquisition date is mainly driven by steep decline in in-person events as a result of COVID-19 spread in early 2020, which resulted in little to no sale of Kapow in-person experiences. The divested assets and liabilities comprise the Company’s developed direct booking platform and goodwill. As Kapow was never fully integrated into our existing business and given the limited time between when Kapow was acquired and when it was disposed of, goodwill was allocated to the divested business based on the original purchase price allocation as of the acquisition date. The $0.5 million in consideration is comprised of $0.5 million in upfront cash consideration and $0.6 million of future cash consideration to be received in various sums ($0.1 million, $0.2 million, and $0.3 million for the years ended December 31, 2021, 2022, and 2023, respectively), less $0.6 million closing net working capital. An immaterial receivable balance related to the future cash consideration is recorded at fair value as of the transaction date and is included in the Consolidated Balance Sheet line item labeled “Other assets, current,” and “Other assets, non-current, net” based upon when amounts are due to the Company.

As a result of the disposition, during the year ended December 31, 2020, the Company recorded a loss on the disposition of $9.6 million, calculated as follows (in thousands):

Carrying value of net assets divested	$(10,182)
Closing net working capital	(552)
Cash received for disposition at closing	500
Cash expected to be received post-closing	600

Gain/(loss) on divestitures, net	$(9,634)

5. Property and Equipment

Property and equipment are summarized as follows (in thousands):

	2020	2019
Computer equipment, purchased software and software developed for internal-use	$22,408	$22,888
Leasehold improvements	26,675	25,872
Furniture and equipment	11,075	11,343
Rentable onsite solutions equipment	6,326	9,331
Other	66	251

Property and equipment, gross	66,550	69,685
Less accumulated depreciation	(44,835)	(33,977)

Property and equipment, net	$21,715	$35,708

Depreciation of property and equipment was $15.1 million, $16.2 million, and $14.7 million during the years ended December 31, 2020, 2019, and 2018, respectively.

6. Capitalized Software Development Costs

Capitalized software for the Company’s software platforms was developed either internally or was acquired through acquisitions. Capitalized software development costs and acquired software technology are summarized as follows (in thousands):

	2020	2019
Capitalized software development costs, gross	$339,082	$301,670
Less accumulated amortization	(215,052)	(158,095)

Capitalized software development costs, net	$124,030	$143,575

Amortization of capitalized software development costs, recorded as cost of revenue, was $58.6 million, $48.6 million, and $40.3 million during the years ended December 31, 2020, 2019, and 2018, respectively.

7. Goodwill and Intangible Assets

The change in carrying amount of goodwill is summarized as follows (in thousands):

Goodwill as of January 1, 2019	$1,608,836
Foreign currency translation adjustments	300
Measurement period adjustments from 2018 acquisitions	261
Addition from 2019 acquisitions (Note 4)	4,760

Goodwill as of December 31, 2019	$1,614,157
Foreign currency translation adjustments	166
Disposition from divestiture	(8,695)

Goodwill as of December 31, 2020	$1,605,628

Intangible assets are amortized based on a pattern in which the asset’s economic benefits are consumed, or if not reliably determined, amortized on a straight-line basis over their estimated useful lives between two and fifteen years. The intangible assets are summarized as follows (in thousands):

	Intangible Assets, Gross			Accumulated Amortization			Intangible Assets, Net
	January 1, 2020	Additions and retirements	December 31, 2020	January 1, 2020	Expense and retirements, net	December 31, 2020	January 1, 2020	December 31, 2020	Weighted average remaining life as of December 31, 2020
Customer relationships	$436,182	$1,817	$437,999	$(170,643)	$(44,280)	$(214,923)	$265,539	$223,076	5.6 years
Trademarks	97,185	(684)	96,501	(37,704)	(9,519)	(47,223)	59,481	49,278	5.2 years
Non-compete agreements	588	—	588	(588)	—	(588)	—	—	—

Intangible assets subject to amortization	$533,955	$1,133	$535,088	$(208,935)	$(53,799)	$(262,734)	$325,020	$272,354

Indefinite-lived assets	62	—	62	—	—	—	62	62

Intangible assets, net	$534,017	$1,133	$535,150	$(208,935)	$(53,799)	$(262,734)	$325,082	$272,416

	Intangible Assets, Gross			Accumulated Amortization			Intangible Assets, Net
	January 1, 2019	Additions and retirements	December 31, 2019	January 1, 2019	Expense and retirements, net	December 31, 2019	January 1, 2019	December 31, 2019	Weighted average remaining life as of December 31, 2019
Customer relationships	$424,860	$11,322	$436,182	$(125,699)	$(44,944)	$(170,643)	$299,161	$265,539	6.5 years
Trademarks	96,046	1,139	97,185	(26,735)	(10,969)	(37,704)	69,311	59,481	6.2 years
Non-compete agreements	588	—	588	(588)	—	(588)	—	—	—

Intangible assets subject to amortization	$521,494	$12,461	$533,955	$(153,022)	$(55,913)	$(208,935)	$368,472	$325,020

Indefinite-lived assets	62	—	62	—	—	—	62	62

Intangible assets, net	$521,556	$12,461	$534,017	$(153,022)	$(55,913)	$(208,935)	$368,534	$325,082

Accumulated amortization of intangible assets was $262.7 million and $208.9 million as of December 31, 2020 and 2019, respectively.

The total amount of amortization expense related to acquired intangible assets, recorded as intangible asset amortization, exclusive of amounts included in cost of revenue, was $53.8 million, $55.9 million, and $53.9 million during the years ended December 31, 2020, 2019, and 2018, respectively. The intangible asset balance remaining as of December 31, 2020 will be amortized into expense in future years as follows (in thousands):

2021	$51,338
2022	48,399
2023	46,610
2024	45,132
2025	39,282
Thereafter	41,593

Total amortization expense related to acquired intangible assets	$272,354

8. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of accrued compensation, such as bonus, commission, payroll taxes, sales and other tax liabilities, etc. The following table summarizes the Company’s accrued expenses and other current liabilities for the periods indicated (in thousands):

	2020	2019
Accrued compensation	$50,312	$47,017
Sales and other tax liabilities	9,550	8,607
Other	22,077	17,152

Accrued expenses and other current liabilities	$81,939	$72,776

9. Income Taxes

Loss before income taxes is summarized as follows (in thousands):

	Year ended December 31,
	2020	2019	2018
U.S.	$(101,146)	$(119,221)	(102,298)
Foreign	25,278	21,447	28,151

Loss before income taxes	$(75,868)	$(97,774)	(74,147)

The provision for/(benefit from) income taxes for the years ended is summarized as follows (in thousands):

	Year ended December 31,
	2020	2019	2018
Current:
Federal	$(6)	$(67)	361
State	850	711	448
Foreign	5,086	5,792	5,426

Current tax expense/(benefit)	$5,930	$6,436	6,235
Deferred:
Federal	237	(2,128)	(7,557)
State	1,513	(9,604)	(19,802)
Foreign	185	(717)	1,017

Deferred tax expense/(benefit)	1,935	(12,449)	(26,342)

Provision for/(benefit from) income taxes	$7,865	$(6,013)	(20,107)

A reconciliation between the Company’s statutory tax rate and its effective tax rate is summarized as follows:

	Year ended December 31,
	2020	2019	2018
U.S. federal statutory rate	21.0%	21.0%	21.0%
Increase (reduction) resulting from:
U.S. state income taxes, net of federal benefits	(3.0)	9.2	26.2
Non-deductible/non-taxable items	(0.3)	(1.5)	(1.0)
Uncertain tax positions	(0.1)	—	(0.7)
Tax on unremitted earnings	0.1	(1.1)	(3.4)
Foreign tax rate differential	(0.7)	(0.5)	(0.6)
Change in valuation allowance	(18.3)	(16.1)	(8.2)
Foreign tax expense	0.6	0.3	0.4
Global intangible low-taxed income (GILTI)	(6.5)	(4.5)	(6.1)
Divestiture of Kapow	(4.2)	—	—
Other	1.0	(0.6)	(0.5)

Effective tax rate	(10.4)%	6.2%	27.1%

The CARES Act, enacted March 27, 2020, provides various forms of relief to companies impacted by the global COVID-19 pandemic. As part of the relief available under the Act, we deferred remittance of our 2020 Federal Insurance Contributions Act taxes as allowed by the legislation. The Company was able to defer $8.0 million of the employer portion of FICA taxes for payroll paid between from March 27, 2020 and

December 31, 2020. The Company will have until December 31, 2021, to pay 50% of the FICA deferral with the remaining 50% to be remitted on or before December 31, 2022.

Significant components of the Company’s deferred tax assets and liabilities are summarized as follows (in thousands):

	December 31,
	2020	2019
Deferred tax assets:
Allowance for doubtful accounts	$805	$430
Accrued expenses and other	995	2,991
Right of use asset	14,391	15,885
Stock-based compensation	14,489	12,098
Foreign tax and other credit carryforward	9,120	9,341
Net operating loss carryforwards	123,716	134,941
Capitalized software	18,765	13,146
Deferred revenue	3,256	4,537

Deferred tax assets	$185,537	$193,369
Less: valuation allowance	(81,461)	(72,783)

Net deferred tax assets	104,076	120,586

Deferred tax liabilities:
Accrued expenses	(6,730)	—
Right of use liability	(9,535)	(11,077)
Fixed assets	(784)	(3,579)
Deferred revenue	—	(64)
Intangible assets	(101,941)	(118,765)

Total deferred tax liabilities	(118,990)	(133,485)

Net deferred tax assets (liabilities)	$(14,914)	$(12,899)

In assessing the Company’s ability to realize the future benefit associated with its deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The ultimate realization is dependent on the generation of taxable income within the periods that those temporary differences become deductible. Management believes certain net operating loss carry forwards and other credit carry forwards may not be realizable before they expire. Accordingly, the Company has recorded a valuation allowance on such deferred tax assets in the amount of $81.5 million and $72.8 million as of December 31, 2020 and 2019, respectively.

The change in the Company’s valuation allowance is as follows (in thousands):

	December 31,
	2020	2019	2018
Valuation allowance, beginning of year	$72,783	$44,752	$33,683
Increase	8,678	28,031	11,069

Valuation allowance, end of year	$81,461	$72,783	$44,752

The Company had approximately $449.4 million and $480.2 million of federal net operating loss carryforwards for federal income tax return purposes as of December 31, 2020 and 2019, respectively. The tax effected amounts of these carryforward are $94.4 million and $100.8 million as of December 31, 2020 and 2019, respectively. Additionally, the tax effected state net operating carryforwards are $26.6 million and $30.3 million as of December 31, 2020 and 2019, respectively. $7.2 million of the federal net operating loss carryforward was generated after December 31, 2017 and does not expire, the remaining portion of these net operating loss carryforwards will expire, if unused, in varying amounts beginning in 2031.

The realization of the benefits of the net operating loss carryforwards is dependent on sufficient taxable income in future years. Among other things, the lack of future earnings, or a change in ownership of the Company, could adversely affect the Company’s timing and ability to utilize the net operating loss carryforward to reduce future current tax expense. The Company believes that it is more likely than not that the benefit from certain federal and state net operating loss carryforwards will not be realized. In recognition of this assessment, the Company provided a valuation allowance of $68.9 million as of December 31, 2020 on the deferred tax assets relating to the federal and state net operating loss carryforwards. The total valuation allowance relating to these net operating loss carryforwards and other deferred tax assets was $81.5 million as of December 31, 2020.

The Company records tax liabilities for uncertainties relate to federal, state, and international tax positions. The estimated values of the Company’s gross uncertain tax positions are as follows (in thousands):

	December 31,
	2020	2019	2018
Unrecognized tax benefits, beginning of year	$853	$833	$740
Reductions for tax positions for prior years	56	100	116
Lapse of statute of limitations	(44)	(80)	(23)

Unrecognized tax benefits, end of year	$865	$853	$833

The Company does not believe it is reasonably possible that the composition of its unrecognized tax benefits would materially change in the next 12 months.

The Company’s practice is to recognize interest and penalties related to uncertain tax positions in income tax expense. The amount of interest and penalties included in income tax expense was $0.1 million, $0.1 million, and $0.2 million for the years ended December 31, 2020, 2019, and 2018 respectively. The Company had approximately $1.1 million and $1.0 million for the payment of interest and penalties accrued for the years ended December 31, 2020 and 2019, respectively.

The Company operates under a tax holiday in India, which is effective through March 31, 2029. The tax holidays are conditional upon our meeting certain employment and investment thresholds. The impact of these tax holidays decreased foreign taxes by $0.2 million, $1.3 million, $0.4 million for the years ended December 31, 2020, 2019, and 2018 respectively.

The Company is subject to U.S. federal income tax, foreign income tax, and state and local income tax in multiple jurisdictions. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, foreign, state, or local tax authorities for years before 2011. While the federal statute of limitations generally is three years, the IRS can re-determine items in tax years normally barred by the statute of limitations if a net operating loss utilized in an open year was carried over from a closed year.

10. Stockholders’ Equity

The Company’s Amended and Restated Articles of Incorporation authorized 1,100,000 shares of Common Stock, $0.001 per share par value, of which 917,365 and 917,085 shares were outstanding as of December 31, 2020 and 2019, respectively. The holders of the Common Stock are entitled to dividends only when declared by the Board of Directors ratably on a per share basis. Each share of Common Stock has one vote.

2017 Stock Option Plan

On May 26, 2017, the Board of Directors of the Company approved a stock option plan (the “2017 Stock Option Plan”) to provide incentives to its employees, directors, officers, consultants and/or advisors of Papay Topco, Inc. The 2017 Stock Option Plan provides for the grant of stock options to employees and officers of the Company.

Key definitions and features of the 2017 Stock Option Plan include:

Change of Control Provision: Any options that were unvested immediately prior to a sale of the Company shall be deemed vested upon the consummation of a sale of the Company.

Limitation on the Aggregate Number of Shares of Common Stock: Options granted shall not exceed 101,123 shares of common stock in the aggregate. On April 14, 2021, the Board of Directors approved an increase in the number of shares that can be granted to 132,162.

Vesting Requirements: The vesting criteria are based solely on time-based service requirements and do not contain any performance or market-based vesting criteria. Generally, these have either a one- or two-year cliff vest of 25% or 50% of the options, respectively, with the remaining balance vesting equally on a quarterly basis thereafter. All options will be 100% vested four years from the original grant date. Options granted generally have a maximum term of 10 years.

2017 Other Equity Awards

In July 2017, the Board of Directors of the Company’s ultimate parent, Papay Topco, Inc., approved certain other equity awards to provide incentives to a limited number of employees of Cvent, Inc. These awards are liability-classified because they are required to be settled in cash.

Key definitions and features of the 2017 Other Equity Awards include:

Grant date value:	$1,664
Total awards granted:	3,125

In September 2018, these awards were terminated by the Company and severance payments were made in lieu of any vesting of these awards. At the time of termination, the liability was released and the deferred compensation expense was reversed.

Stock-based Compensation

The weighted average assumptions used in the valuation of stock option awards granted under the Black-Scholes model are summarized as follows:

	Year Ended December 31,
	2020	2019	2018
Dividend yield	—	—	—
Volatility	44.65%	37.60%	39.75%
Expected term (years)	5.89	5.89	6.12
Risk-free interest rate	0.65%	1.80%	2.95%

Stock-based Compensation Activity Rollforward

Stock options	Number of shares subject to option	Weighted average exercise price per share	Weighted average remaining contractual term (years)	Aggregate intrinsic value (in thousands)	Unrecognized compensation expense (in thousands)
Balance at January 1, 2019	99,024	$1,675	7.99	$53,272	$37,680
Granted	2,379	2,424
Exercised	(17,251)	1,667
Forfeited	(609)	1,974

Balance at December 31, 2019	83,543	$1,697	7.08	$76,153	$20,500

Granted	648	2,354
Exercised	(1,103)	1,705
Forfeited	(874)	2,100
Expired	(619)	1,715

Balance at December 31, 2020	81,595	$1,698	6.08	$49,446	$2,708

Vested and exercisable as of December 31, 2019	54,407	$1,665	7.42	$51,319	$—

Vested and exercisable as of December 31, 2020	77,819	$1,671	6.43	$49,262	$—

The weighted-average grant date fair value of options granted during the years ended December 31, 2020, 2019, and 2018 was $959, $941, $884 per share, respectively.

The total intrinsic value of options that were exercised during the years ended December 31, 2020, 2019, and 2018 was $0.7 million, $16.2 million, and $0.05 million, respectively.

As of December 31, 2020, the $2.7 million in unrecognized compensation cost related to stock options will be recognized over a weighted average period of 0.94 years.

Stock-based Compensation Expense

Stock-based compensation expense for equity and liability classified awards is recognized using the straight-line attribution method. In addition, the Company ensures that it has fully recognized expense for at least the options tranches that have fully vested in the period in which they vest.

Stock-based compensation expense is summarized as follows (in thousands), including expense in connection with liability classified awards:

	Year ended December 31,
	2020	2019	2018
Cost of revenue	$430	$519	$457
Sales and marketing	5,199	5,382	5,289
Research and development	4,140	4,325	4,316
General and administrative (1)	7,926	8,607	7,849

Total stock-based compensation expense	$17,695	$18,833	$17,911

(1)	2018 expense includes a benefit of $698 in relation to the cancellation of 2017 Other Equity Awards.

Common Stock Valuations

The fair value of the common stock underlying the stock options was determined by the board of directors, which intended all options granted to be exercisable at a price per share not less than the per share fair value of the common stock underlying those options on the date of grant. The valuations of the common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation and Internal Revenue Service Revenue Ruling 59-60. The assumptions the Company used in the valuation model were based on future expectations combined with management judgment. In the absence of a public trading market, the board of directors with input from management exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the common stock as of the date of each option grant, including the following factors:

•	contemporaneous independent valuations performed at periodic intervals by an unrelated third-party valuation specialist;

•	the nature of the business and its history since inception;

•	the economic outlook in general and the condition and outlook of the specific industry;

•	the book value of the stock and the financial condition of the business;

•	the operating and financial performance and forecast;

•	whether or not the Company has goodwill or other intangible values;

•	marketability of the common stock;

•	the hiring of key personnel;

•	any corporate or asset acquisitions, or divestitures;

•	present value of estimated future cash flows;

•

the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of the company, given prevailing market condition and the nature and history of the business;

•	illiquidity of stock-based awards involving securities in a private company;

•	the market performance of comparable publicly traded technology companies; and

•	the U.S. and global capital market conditions.

2017 Long-Term Incentive Plan

On May 26, 2017, the Board of Directors of the Company’s ultimate parent, Papay Topco, Inc., approved a Long-Term Incentive Plan (the “2017 LTI Plan”) to provide incentives to its employees of Cvent, Inc. The 2017 LTI Plan provides for the payment of a cash bonus if the Company is sold, or another similar Qualifying Event occurs. The 2017 LTI Plan is not convertible to common shares, or any equity interest, under any circumstance. The incentive approved through the 2017 LTI Plan remains unvested until a sale of the Company, or other Qualifying Event occurs. A Qualifying event is defined as any sale or transfer to any third party of at least 50% of the investor’s equity interest. If the Company is sold, or another Qualifying Event occurs, the amount of the cash bonus will vary based on the total purchase price. Specifically, the LTI cash bonus payment will only occur if each and every of the following events occur: a) the Company is sold, or another Qualifying Event occurs; b) the Company is sold for an Equity Return Multiple of at least 2 times Equity initially invested by Vista Equity Partners Fund VI, L.P., (“Fund VI”); and c) the respective employee remains employed at the time of the sale.

The Company recorded no expense for the 2017 LTI Plan for the years ended December 31, 2020, 2019, and 2018 because the incentive remains unvested and the Company is only liable to make the LTI cash bonus payments upon a sale of the Company, or other Qualified Event, which is not currently determined to be probable. The liability and related expense will be recorded at the point in time that a Qualified Event becomes probable. As of December 31, 2020, these awards were not considered probable of meeting the vesting requirements and accordingly, no expense was recorded during the year ended December 31, 2020 and the timing of when this expense will be recognized is unknown.

11. Retirement Plans

a) 401(k) Retirement Savings Plan

In 2020 and 2019, Cvent provided a 401(k) Retirement Savings Plan (the “Plan”) to eligible employees in the United States, which were subject to certain minimum age and period of service restrictions. The Plan provides for discretionary contributions from Cvent related to a calendar year ending December 31, on or before February 28 of the next calendar year. The Company matches 50% of employee contributions up to 6% of their earnings, subject to a $3,500 U.S. dollar limit per employee. Company contributions were $2.1 million, $3.6 million, and $2.8 million, respectively, during the years ended December 31, 2020, 2019, and 2018, respectively. Cvent contributions to its Plan in the United States are accrued during the calendar year and paid out following the end of the year.

At the beginning of 2020, Cvent started funding the employer match on a monthly basis based on the same contribution scheme described above and maintained this approach through April 2020. However, starting in June 2020, because of the global COVID-19 pandemic, the Company decided to temporarily halt all employer matching on 401(k) contributions. The Company reinstated the employer match starting in April 2021 capped at $2,625 U.S. dollar per employee for the 2021 calendar year.

The Company maintains other defined contribution plans where activity is immaterial.

b) India Gratuity Plan

Under the India Payment of Gratuity Act of 1972, the Company maintains a gratuity defined-benefit plan for eligible employees of the Company’s India subsidiary. Upon termination of an employee for any reason, the Company must pay the equivalent of 15 days of the current salary to the employee for each year of service if the employee has vested in the plan. Benefits accrue based on all eligible employees regardless of their respective vesting schedule upon their date of hire. The accrual calculation includes an estimate for the number of employees who will not meet their vesting requirements. Eligible employees vest upon reaching five years of service with the Company.

The funding liability under the plan was determined by licensed actuarial professionals, based on a rate of interest of 4.9% and 6.7% and a retirement age of 58 years, and was $2.4 million and $2.1 million as of December 31, 2020 and 2019, respectively. The liability is included in accrued and other current liabilities in the accompanying consolidated balance sheets. Expense under the plan was $0.6 million, $0.6 million, and $0.4 million for the years ended December 31, 2020 and 2019, respectively. The plan is currently unfunded.

12. Debt

The outstanding principal amount and related unamortized debt issuance costs, net, are summarized as follows (in thousands):

	December 31,
	2020	2019
First Lien Principal amount	$771,648	$779,582
Revolving Credit Facility Principal Amount	13,400	—
Less: original issue discount	(1,702)	(2,147)
Less: unamortized deferred financing costs	(11,473)	(14,478)

Total principal amount and related unamortized debt issuance costs, net	$771,873	$762,957

a) First Lien

As of January 1, 2019, the Company had a $787.5 million variable rate first lien loan, or Term Loan Facility, with a consortium of lenders (including Vista Credit Partners) and Goldman Sachs acting as the administrative agent with a maturity date of November 30, 2024. The Company can elect Eurodollar Borrowings using a variable interest rate that may be based upon one, two, three, or six-month LIBOR plus an applicable margin of 3.75% or the Alternate Base Rate plus an applicable margin of 2.75%. The Company can elect the interest rate at the time the previous election matures, and the accrued interest is due. If an election is not made, then the prior interest election remains in effect. The Financial Conduct Authority in the United Kingdom (“U.K.”) has stated it plans to phase out LIBOR by the end of calendar year 2021. The Company does not anticipate a significant impact to our financial position or results of operations as we expect our agreements to be modified utilizing a similar rate before phase out occurs. The principal amount of the Term Loan Facility amortizes in quarterly installments equal to $2.0 million, due on the last business day of the quarter with a balloon payment at the end of the seven-year term ending on November 30, 2024. The quarterly principal payment due may be adjusted from time to time to reflect voluntary and mandatory prepayments with the balance payable at maturity. In addition, the Company remits an administrative agent fee to Goldman Sachs in the amount and at the time agreed upon between the Company and the lenders. The interest rate on outstanding borrowings under the first lien was 3.90% as of December 31, 2020. The carrying value of variable rate debt approximates fair value due to the short-term nature of the interest rates.

With respect to the Term Loan Facility, mandatory prepayments are required upon certain events including: 1) net cash proceeds from certain asset sales that meet the requirements contained in the debt agreement, 2) net cash proceeds from debt issuances that are not permitted under the credit agreements or 3) a prepayment related to the Company’s Excess Cash Flow. Excess Cash Flow is defined in the Company’s first lien credit agreement with Goldman Sachs. Excess Cash Flow is defined as Consolidated EBITDA(as defined in the agreement governing the Term Loan Facility) minus certain items, including, but not limited to, a) debt service, b) capital expenditures, c) consolidated tax expense paid in cash, d) cash paid for permitted acquisitions, e) negative changes in working capital, and f) various other items. The Excess Cash Flow prepayment calls for a payment based on the percentage of Excess Cash Flow recognized for the period that exceeds $7.5 million. The percentage of excess cash that must be used to prepay the loan varies based on the first lien leverage ratio, as defined in the credit agreement, at that time. The prepayment is reduced dollar for dollar for any voluntary prepayments, buybacks or forced retirements made during the year. There was no Excess Cash Flow payment due for the year ended December 31, 2020 and 2019. The first lien is prepayable at any time subject to the call provisions in the loan agreement.

Future minimum principal payments under the debt agreement as of December 31, 2020 are as follows (in thousands):

2021	$7,935
2022	7,935
2023	7,935
2024	747,843

Total minimum principal payments on debt	$771,648

b) Revolving Credit Facility

The Company has an agreement for a variable rate revolving credit facility in the amount of $40.0 million, which has a maturity date of November 29, 2021. In April 2021, the Company amended and extended this revolving credit facility through November 2024. Due to the spread of COVID-19 in the beginning of 2020, the global economic activity slowed down and in anticipation of constraints on cash and working capital, the Company fully drew on the revolving credit facility on March 20, 2020, which currently bears interest at a rate of one-month LIBOR plus a 3.75% margin payable monthly in arrears. The Company paid off portions of the revolving credit facility in May, September, and December 2020. As of December 31, 2020, there was $13.4 million in outstanding revolving loans. The Company repaid the remaining balance as of April 2021. If the revolving credit facility is drawn more than 35% of the $40.0 million commitment it requires the Company to maintain compliance with the financial covenant maintaining a First Lien Leverage Ratio of less than 7.20 to 1.00 as of the last day of any Test Period. Throughout the entire duration of 2020 and as of December 31, 2020 the Company was and is within compliance of the First Lien Leverage Ratio and all financial covenants. The interest rate on outstanding borrowings under the revolving credit facility was 3.90% as of December 31, 2020.

c) Letters of Credit

The Company has letters of credit with Bank of America and Goldman Sachs, for the purposes of securing leased space to support our global operations. The letter of credit with Bank of America is secured by cash in the amount of $0.1 million that we classify as restricted cash on the consolidated balance sheets. The Goldman Sachs letter of credit is backstopped against the Company’s revolving credit facility.

13. Leases

The Company enters into lease arrangements for office facilities under non-cancelable operating leases with various expiration dates. As of December 31, 2020 and 2019, the Company recognized operating lease liabilities of $56.2 million and $64.5 million, respectively, and right-of-use assets of $38.9 million and $47.2 million, respectively.

The tables below present information regarding the Company’s lease assets and liabilities (in thousands, except years and percentages):

	December 31, 2020	December 31, 2019
Assets:
Operating lease right-of-use assets	$38,922	$47,164

Liabilities:
Current
Operating lease liabilities	15,910	15,511
Long-term
Operating lease liabilities	40,317	49,015

	$56,227	$64,527

The components of lease expense for the years ended December 31, 2020 and 2019 are as follows (in thousands):

	Year Ended December 31, 2020	Year Ended December 31, 2019
Operating leases
Operating lease cost	$15,967	$12,348
Variable lease cost	2,781	2,433
Short-term lease rent expense	567	1,229
Less: Sublease income	(1,054)	(1,008)

Net rent expense	$18,261	$15,002

Other information related to leases were as follows (in thousands, except years and percentages):

	December 31, 2020	December 31, 2019
Weighted-average remaining lease term – operating leases (in years)	4.36	5.18
Weighted-average discount rate – operating leases	6.0%	6.0%

	Year Ended December 31, 2020	Year Ended December 31, 2019
Operating cash flows - operating leases	$16,480	$14,136
Right-of-use assets obtained in exchange for operating lease liabilities	$2,500	$55,168

Future minimum payments during the next five years and thereafter are as follows (in thousands):

2021	$15,784
2022	14,900
2023	13,375
2024	10,727
2025	6,711
Thereafter	2,503

Total	64,000
Less: present value discount	(7,773)

Operating lease liabilities	$56,227

Rent expense under operating leases was $12.4 million, $12.7 million, and $9.5 million for the years ended December 31, 2020, 2019 and 2018, respectively.

On July 31, 2021, the Company exercised an option to early terminate approximately 30,880 square feet of space at our Washington, D.C. office in exchange for a termination fee of $0.9 million. The modification was not accounted for as a separate contract.

Subleases

The Company subleases certain of its office facilities under operating leases with various expiration dates. Sublease income amounted to $1.1 million, $1 million, and $0.7 million for the years ended December 31, 2020,

2019, and 2018, respectively, and is recorded in General and administrative expense in the Company’s Consolidated Statements of Operations and Comprehensive Loss.

14. Commitments and Contingencies

a) Legal Proceedings, Regulatory Matters and Other Contingencies

From time to time, the Company may become involved in legal proceedings, regulatory matters or other contingencies in the ordinary course of its business. In its opinion, the Company is not presently involved in any legal proceeding, regulatory matter or other contingency that, if determined adversely to it, would individually or in the aggregate have a material adverse effect on its business, operating results, financial condition or cash flows.

b) Self-Insured Health Plan

On January 1, 2018, the Company began to self-insure all its domestic employees for losses and liabilities related to health benefits. Prior to 2018, the Company had obtained health insurance for its employees through a third-party provider and had not self-insured for losses and liabilities related to health benefits. The Company’s accrued health benefits liability was $1.5 million and $1.1 million as of December 31, 2020 and 2019, respectively. All of the Company’s international subsidiaries obtained health insurance for its employees through a third-party provider and did not self-insure for such losses for the years ended December 31, 2020 and 2019.

c) Purchase Commitments

In the ordinary course of business, the Company enters into various purchase commitments primarily related to third-party cloud hosting, technology operations and data services. Total noncancelable purchase commitments as of December 31, 2020 were approximately $33.0 million expiring at various dates through 2023.

15. Related-Party Transactions

Vista Credit Partners has a balance of $51.5 million and $49.3 million in the first lien loan as of December 31, 2020 and 2019, respectively. There were no other related parties that have a position in the first lien loan.

On November 29, 2016, the Company entered into an agreement with Lanyon Solutions, Inc.’s (“Lanyon”) former parent, Active Network, LLC (“Active”) to purchase certain services that had been shared when Cvent, Inc. and Lanyon were under common control. Certain of these agreements continued to remain in force for all or part of 2018. Specifically, the agreement provides that the Company remit payment to Active for the use of the following services:

•

Paymentech – For a period of no more than twelve months, the Company is entitled to use the services within the Paymentech contract, which enables the processing of credit card fees. This arrangement was terminated as of December 31, 2019.

The agreement was terminated in 2019.

For the years ended December 31, 2020, 2019, and 2018, respectively, the Company incurred $0.1 million, $0.4 million, and $0.4 million for consulting fees from Vista which is recorded in general and administrative expenses. As of December 31, 2020 and 2019, respectively, less than $0.1 million and $0.1 million was included in accrued expenses in the consolidated balance sheet.

The Company also entered into transactions during 2020, 2019, and 2018 to sell services to other Vista controlled entities. For the years ended December 31, 2020, 2019 and 2018, respectively, the Company recognized $1.4 million, $0.9 million, and $1.2 million in revenue related to these transactions. Cvent also purchased software subscription and other services from Vista Investor affiliates. The total expenses incurred were $1.3 million, $0.2 million and $0.3 million for the years ended December 31, 2020, 2019 and 2018, respectively.

16. Condensed Financial Information (Parent Company Only)

Papay Topco, Inc.

(Parent Company Only)

Condensed Balance Sheets

(in thousands, except share data)

	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$—	$—

Total current assets	—	—
Investment in subsidiaries	1,170,949	1,235,879

Total assets	$1,170,949	$1,235,879

Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of long-term debt	$—	$—

Total current liabilities	—	—
Due to subsidiaries	98	98

Total liabilities	98	98
Commitments and contingencies
Stockholders’ equity:
Common stock, $0.001 par value, 1,100,000 shares authorized at December 31, 2020 and 2019; 917,365 and 917,085 shares issued and outstanding as of December 31, 2020 and 2019, respectively	1	1
Additional paid-in capital	1,936,447	1,918,809
Accumulated other comprehensive income/(loss)	(69)	(1,234)
Accumulated deficit	(765,528)	(681,795)

Total stockholders’ equity	1,170,851	1,235,781

Total liabilities and stockholders’ equity	$1,170,949	$1,235,879

Papay Topco, Inc.

(Parent Company Only)

Condensed Statements of Operations and Comprehensive Loss

(in thousands)

	Year ended December 31,
	2020	2019	2018
Revenue	$—	$—	$—
Cost of revenue	—	—	—
Operating expenses	—	—	—
Other income/(expense), net	—	—	—
Loss before income taxes	—	—	—

Provision for/(benefit from) income taxes	—	—	—
Equity in net loss of subsidiaries	(83,733)	(91,761)	(54,040)

Net loss	$(83,733)	$(91,761)	$(54,040)
Other comprehensive income/(loss):
Foreign currency translation gain/(loss)	1,165	1,376	(307)

Comprehensive loss	$(82,568)	$(90,385)	$(54,347)

Basis of Presentation

The Company is a holding company with no material operations of its own that conducts substantially all of its activities through its subsidiaries. The Company has no direct outstanding debt obligations. However, Cvent and Papay Holdco, LLC (“Holdco”), each a wholly owned subsidiary of the Company, are limited in their ability to declare dividends or make any payment on account of its capital stock to, directly or indirectly, fund a dividend or other distribution to the Company as a borrower and a parent guarantor, respectively, under the Company’s Credit Facilities, subject to limited exceptions, including, as of December 31, 2020, (1) certain stock repurchases subject to customary limitations and exceptions, (2) up to the greater of $55,000,000 and 35.0% of consolidated EBITDA (as defined in the agreement governing the Term Loan Facility) tested based on the four consecutive fiscal quarters of Holdco then last ended, subject to customary limitations and exceptions, (3) unlimited amounts subject to compliance with a 4.50 to 1.00 first lien net leverage ratio giving pro forma effect to any distribution, (4) unlimited amount up to 7% per annum of the market capitalization following the consummation of an IPO, and (5) payment of the Company’s overhead expenses. Pursuant to First Amendment to Amended and Restated Credit Agreement, dated as of April 16, 2021, Cvent’s and Holdco’s ability to declare dividends or make any payment on account of its capital stock was further limited, including changes to compliance with a 3.50 to 1.00 first lien net leverage ratio giving pro forma effect to any distribution. For a discussion of the Credit Facilities, refer to Note 12.

These condensed financial statements have been presented on a “parent-only” basis. Under a parent-only presentation, the Company’s investments in subsidiaries are presented under the equity method of accounting. A condensed statement of cash flows was not presented because the Company had no material operating, investing or financing cash flow activities for the years ended December 31, 2020, 2019, or 2018. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. As such, these parent-only statements should be read in conjunction with the accompanying notes to consolidated financial statements.

17. Subsequent Events

The Company evaluated subsequent events from December 31, 2020, the date of these consolidated financial statements, through August 20, 2021, which represents the date the consolidated financial statements were available to be issued, for events requiring adjustment to or disclosure in these consolidated financial statements. Except as discussed below, there are no events that require adjustment to or disclosure in these consolidated financial statements.

On May 24, 2021, the Company acquired Shoflo, LLC (“Shoflo”) for total cash consideration of $16.9 million. Shoflo provides cloud-based studio production tools that are essential to virtual and hybrid events. The Company completed this acquisition for strategic and competitive advantage. The acquisition was accounted for as a business combination. The initial purchase price may be adjusted as needed per the terms of the arrangement agreement. The allocation of purchase price, including any fair value of contingent consideration, the assets acquired and liabilities assumed as of the acquisition date has not been completed.

On July 23, 2021, the Company entered into a business combination agreement with Dragoneer Growth Opportunities Corp. II, (“Dragoneer”), a Special Purpose Acquisition Company. The contemplated deal with Dragoneer would provide all holders of the Company’s common stock to receive common stock of the continuing public company, which will be a wholly owned subsidiary of Dragoneer, which will be renamed Cvent Holding Corp. at the closing of the transaction. The proposed transaction is expected to be completed in the fourth quarter of 2021, subject to, among other things, the approval by Dragoneer’s shareholders, satisfaction of the conditions stated in the merger agreement and other customary closing conditions. There is no assurance that the transaction will be consummated. If consummated, the Business Combination is expected to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Dragoneer will be treated as the acquired company and Cvent will be treated as the acquirer for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of New Cvent will represent a continuation of the financial statements of Cvent, with the Business Combination treated as the equivalent of Cvent issuing stock for the net assets of Dragoneer, accompanied by a recapitalization. The net assets of Dragoneer will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Cvent.

PAPAY TOPCO, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

(Unaudited)

	June 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$95,043	$65,265
Restricted cash	105	205
Short-term investments	12,074	—
Accounts receivable, net of allowance of $1.3 million and $3.3 million, respectively	106,014	141,113
Capitalized commission, net	20,982	22,000
Prepaid expenses and other current assets	15,988	12,415

Total current assets	250,206	240,998
Property and equipment, net	17,852	21,715
Capitalized software development costs, net	118,535	124,030
Intangible assets, net	247,118	272,416
Goodwill	1,617,944	1,605,628
Operating lease-right-of-use assets	34,088	38,922
Capitalized commission, net, non-current	19,427	20,427
Deferred tax assets, non-current	1,868	2,036
Other assets, non-current, net	4,129	5,479

Total assets	$2,311,167	$2,331,651

Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of long-term debt	$4,537	$17,920
Accounts payable	6,449	4,078
Accrued expenses and other current liabilities	64,619	81,939
Fees payable to customers	26,739	16,872
Operating lease liabilities, current	15,492	15,910
Deferred revenue	241,649	207,622

Total current liabilities	359,485	344,341
Deferred tax liabilities, non-current	17,627	16,950
Long-term debt, net	751,680	753,953
Operating lease liabilities, non-current	34,233	40,317
Other liabilities, non-current	7,225	5,239

Total liabilities	1,170,250	1,160,800
Commitments and contingencies (Note 13)
Stockholders’ equity:
Common stock, $0.001 par value, 1,100,000 shares authorized at June 30, 2021 and December 31, 2020; 917,761 and 917,365 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	1	1
Additional paid-in capital	1,945,267	1,936,447
Accumulated other comprehensive loss	(414)	(69)
Accumulated deficit	(803,937)	(765,528)

Total stockholders’ equity	1,140,917	1,170,851

Total liabilities and stockholders’ equity	$2,311,167	$2,331,651

See accompanying notes to the unaudited condensed consolidated financial statements

PAPAY TOPCO, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except share and per share data)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Revenue	$122,814	$125,158	$240,101	$264,708
Cost of revenue	45,999	42,485	89,844	94,446

Gross profit	76,815	82,673	150,257	170,262
Operating expenses:
Sales and marketing	33,070	32,474	61,907	70,539
Research and development	24,657	22,875	46,331	48,021
General and administrative	21,600	20,446	38,354	43,638
Intangible asset amortization, exclusive of amounts included in cost of revenue	12,929	13,468	25,964	26,925

Total operating expenses	92,256	89,263	172,556	189,123

Loss from operations	(15,441)	(6,590)	(22,299)	(18,861)
Interest expense	(7,638)	(8,828)	(15,171)	(19,544)
Amortization of deferred financing costs and debt discount	(941)	(951)	(1,884)	(1,904)
Loss on divestitures, net	—	(9,634)	—	(9,634)
Other income, net	3,998	20	4,271	1,457

Loss before income taxes	(20,022)	(25,983)	(35,083)	(48,486)
Provision for income taxes	1,825	2,018	3,325	4,222

Net loss	$(21,847)	$(28,001)	$(38,408)	$(52,708)

Other comprehensive loss:
Foreign currency translation gain/(loss)	276	1,599	(345)	(3,715)

Comprehensive loss	$(21,571)	$(26,402)	$(38,753)	$(56,423)

Basic and Diluted net loss per common share	$(23.80)	$(30.53)	$(41.86)	$(57.47)

Basic and Diluted weighted-average common shares outstanding	917,745	917,074	917,580	917,080

See accompanying notes to the unaudited condensed consolidated financial statements

PAPAY TOPCO, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(in thousands, except share data)

(Unaudited)

	Common Stock		Amount
	Shares	Amount	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income / (loss)	Total stockholders’ equity
Balance as of December 31, 2020	917,365	$1	$1,936,447	$(765,528)	$(69)	$1,170,851

Stock-based compensation	—	—	609	—	—	609
Net loss	—	—	—	(16,562)	—	(16,562)
Exercise of stock options	268	—	318	—	—	318
Repurchase of stock options	(53)	—	(122)	—	—	(122)
Foreign currency translation loss	—	—	—	—	(621)	(621)

Balance as of March 31, 2021	917,580	$1	$1,937,252	$(782,090)	$(690)	$1,154,473

Stock-based compensation	—	—	7,815	—	—	7,815
Net loss	—	—	—	(21,847)	—	(21,847)
Exercise of stock options	181	—	200	—	—	200
Foreign currency translation loss	—	—	—	—	276	276

Balance as of June 30, 2021	917,761	$1	$1,945,267	$(803,937)	$(414)	$1,140,917

	Common Stock		Amount
	Shares	Amount	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income / (loss)	Total stockholders’ equity
Balance as of December 31, 2019	917,085	$1	$1,918,809	$(681,795)	$(1,234)	$1,235,781

Stock-based compensation	—	—	4,847	—	—	4,847
Net loss	—	—	—	(24,706)	—	(24,706)
Foreign currency translation gain	—	—	—	—	(5,314)	(5,314)

Balance as of March 31, 2020	917,085	$1	$1,923,656	$(706,501)	$(6,548)	$1,210,608

Stock-based compensation	—	—	4,831	—	—	4,831
Net loss	—	—	—	(28,001)	—	(28,001)
Exercise of stock options	28	—	61	—	—	61
Repurchase of stock options	(55)	—	(71)	—	—	(71)
Foreign currency translation gain	—	—	—	—	1,599	1,599

Balance as of June 30, 2020	917,058	1	$1,928,477	$(734,502)	$(4,949)	$1,189,027

See accompanying notes to the unaudited condensed consolidated financial statements

PAPAY TOPCO, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(Unaudited)

	Six Months Ended June 30,
	2021	2020
Operating activities:
Net loss	$(38,408)	$(52,708)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	62,341	63,808
Amortization of the right-of-use assets	4,849	4,653
Allowance for expected credit losses, net	1,118	310
Amortization of deferred financing costs and debt discount	1,884	1,904
Amortization of capitalized commission	14,206	14,941
Unrealized foreign currency transaction gain	24	117
Stock-based compensation	8,423	9,678
Loss on divestiture	—	9,634
Change in deferred taxes	845	1,099
Change in operating assets and liabilities, net of acquired assets and liabilities:
Accounts receivable	34,130	24,548
Prepaid expenses and other assets	(5,774)	3,367
Capitalized commission, net	(19,114)	(17,330)
Accounts payable, accrued expenses and other liabilities	4,211	(26,622)
Operating lease liability	(6,484)	(5,576)
Deferred revenue	33,347	14,996

Net cash provided by operating activities	95,598	46,819
Investing activities:
Purchase of property and equipment	(1,982)	(575)
Capitalized software development costs	(19,449)	(23,149)
Purchase of short-term investments	(31,399)	(26,739)
Maturities of short-term investments	19,325	19,348
Proceeds from divestiture	—	500
Acquisitions, net of cash acquired	(14,769)	(1,400)

Net cash used in investing activities	(48,274)	(32,015)
Financing activities:
Principal repayments on first lien term loan	(3,967)	(3,967)
Principal repayments of revolving credit facility	(13,400)	(500)
Proceeds from revolving credit facility	—	40,000
Proceeds from exercise of stock options	522	61

Repurchase of stock	(57)	—

Net cash provided by financing activities	(16,902)	35,594
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(744)	(3,301)

Change in cash, cash equivalents, and restricted cash	29,678	47,097
Cash, cash equivalents, and restricted cash, beginning of period	65,470	72,721

Cash, cash equivalents, and restricted cash, end of period	$95,148	$119,818

Supplemental cash flow information:
Interest paid	$15,181	$19,531
Income taxes paid	$3,479	$2,223

Supplemental disclosure of non-cash investing and financing activities:
Outstanding payments for purchase of property and equipment at period end	$394	$642
Outstanding payments for capitalized software development costs at period end	$845	$496

See accompanying notes to the unaudited condensed consolidated financial statements

PAPAY TOPCO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

(Unaudited)

1. Description of Business

Papay Topco, Inc. (the “Company”) is the indirect parent company of Cvent, Inc. (“Cvent”). The ultimate parent of the Company is Vista Private Equity Funds.

The Company provides a cloud-based enterprise event marketing and management platform with solutions for both sides of the meetings and events value ecosystem: (i) for marketers and meeting and event planners, through its Event Cloud offering and (ii) for hoteliers and venues, through its Hospitality Cloud. The Company’s integrated event marketing and management platform powers the entire event lifecycle by enabling marketers and event planners to automate and streamline the entire process of creating, promoting, managing, and measuring events for organizations of all sizes. Cvent solutions empower customers to deliver and maximize live engagement across their event programs helping to forge deeper relationships with attendees, build brand advocacy and increase demand for their products and services. It also helps organizations more efficiently manage critical event processes, control spend and reduce meetings costs. The Company’s Hospitality Cloud provides hoteliers and venues with an integrated platform that enables properties to increase group and business transient revenue through a combination of cloud-based software products and targeted advertising to organizations that run events while they are in the process of sourcing their events. Hospitality Cloud solutions also improve purchasing intelligence through innovative demand management and business intelligence. By connecting event organizers to venues, the Company powers an entire ecosystem that increases Cvent’s “stickiness” and drives sales of our software offerings across our Event and Hospitality Cloud businesses.

Response to COVID-19

The Company believes there is sufficient cash flow to meets its business obligations, working capital needs, and remain in financial compliance with covenants for the next 12 months from the date of financial statement issuance. Nonetheless, in order to better enable the Company to weather the extraordinary business challenges brought about by the global COVID-19 pandemic, to protect the safety and welfare of its employees, itself financially, maintain cash reserves, and ensure its long-term solvency, the Company instituted certain temporary measures during 2020 that continue into 2021. These measures, including undertaking restructuring actions to manage costs and headcount, provided the Company the financial flexibility needed to manage a wide array of outcomes that may result from the pandemic.

The global COVID-19 pandemic has created, and may continue to create, significant uncertainty in macroeconomic conditions, and the extent of its impact on the Company’s operational and financial performance will depend on continuously evolving factors including, but not limited to the duration and spread of the outbreak, the speed and degree of the anticipated economic recovery, and the impact on the Company’s customers. The Company considered the impact of COVID-19 on the estimates and assumptions and determined that there were no material adverse impacts on the unaudited interim consolidated financial statements as of June 30, 2021 and for the three and six months ended June 30, 2021 and 2020. As events continue to evolve and additional information becomes available, the Company’s estimates and assumptions may change materially in future periods.

2. Summary of Significant Accounting Policies

Basis of Presentation

The unaudited interim condensed consolidated financial statements as of June 30, 2021 and for the three and six months ended June 30, 2021 and 2020 include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. These unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and pursuant to the regulations of the U.S. Securities and Exchange Commission (“SEC”) regarding interim financial reporting. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting primarily of normal recurring accruals, necessary for a fair presentation of the financial position as of June 30, 2021, the results of operations for the three and six months ended June 30, 2021 and 2020, and cash flows for the six months ended June 30, 2021 and 2020. These unaudited condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements and notes thereto.

Use of Estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates and assumptions made by management include estimated useful lives of property and equipment, capitalized software development costs, the valuation of goodwill and intangibles, allowances for doubtful accounts, valuation of deferred tax assets, certain assumptions related to stock-based compensation, including the estimated value of the Company’s common stock and, income taxes. As of the date the financial statements were available for issuance, we are not aware of any specific events or circumstances that would require us to update our estimates, judgments, or to revise the carrying values of our assets or liabilities. Actual results could differ from those estimates and assumptions.

Restricted Cash

Restricted cash represents amounts required to be held as collateral in a money market account for treasury management service agreements. The Company held $0.1 million and $0.2 million of restricted cash as of June 30, 2021 and December 31, 2020, respectively.

The following table presents the Company’s cash, cash equivalents and restricted cash by category in the Company’s Consolidated Balance Sheets (in thousands):

	June 30,	December 31,
	2021	2020
Cash and cash equivalents	$95,043	$65,265
Restricted cash	105	205

Cash, cash equivalents, and restricted cash	$95,148	$65,470

Revenue Recognition

The Company derives revenue from two primary sources: Event Cloud subscription-based solutions and Hospitality Cloud marketing and subscription-based solutions. Subscription services revenue consists primarily of fees to provide the Company’s customers with access to its cloud-based platform. Subscription service contracts do not provide customers with the right to take possession of the software, are non-cancellable, and do not contain rights of return. Hospitality Cloud marketing solutions primarily relate to digital advertising on the Company’s hosted venue sourcing networks. Revenue is recognized when control of these services is transferred to a customer. A time-elapsed method is used to measure progress for subscription contracts because control is transferred evenly over the contract term. The Company recognizes approximately 87.9% of its revenue from services transferred to the customer over time, with the remaining 12.1% of revenue recognized at a point in time upon delivery, generally when an event has occurred. The Company’s services are generally provided under annual and multi-year contracts with invoicing occurring in annual or quarterly installments at the beginning of each year, or quarter, in the contract period. Revenue is presented net of sales and other taxes the Company collects on behalf of governmental authorities.

Certain contracts may include multiple distinct performance obligations which may consist of some or all of subscription services, marketing packages, and professional services. When an arrangement includes multiple performance obligations relating to SaaS subscriptions, which are concurrently delivered and have the same pattern of transfer to the customer (the services transfer to the customer ratably over the contract period), the entire contract value is recognized on a straight-line basis over the contract term. When an arrangement includes multiple performance obligations that do not have the same pattern of transfer to the customer, revenue is recognized at each performance obligation’s respective standalone selling price (“SSP”), when the performance obligations are satisfied. The SSP is the price at which the Company would sell a promised good or service separately to a customer. The Company estimates SSP based on internal margin analysis, competitor data, and other industry standards for SaaS-based companies.

Fair Value Measurements

Fair value represents the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on the following three levels of inputs, of which the first two are considered observable and the last one is considered unobservable:

Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 Inputs: Unobservable inputs that require the Company to use present value and other valuation techniques in the determination of fair value.

The Company’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, accounts payable and accrued liabilities. The carrying value of these financial instruments on the consolidated balance sheets approximate their fair value based on their short-term maturities.

Segment and Geographic Data

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s CODM is its Chief Executive Officer. The Company has determined that it operates in one operating segment and one reportable segment, as the CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance.

Property and equipment in non-North America geographic locations represented 23.8% and 21.8% of total property and equipment, net as of June 30, 2021 and December 31, 2020, respectively, and are located primarily in India. The composition of the Company’s property and equipment between North America and locations outside of North America is set forth below (in thousands):

	June 30,	December 31,
	2021	2020
North America	$13,595	$16,976
Non-North America	4,257	4,739

Total	$17,852	$21,715

Net Loss per Share of Common Stock

Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period.

Diluted earnings per share adjusts basic earnings per share for the potentially dilutive impact of stock options. As the Company has reported losses for all periods presented, all potentially dilutive securities including stock options, are antidilutive and accordingly, basic net loss per share equals diluted net loss per share.

114,190 and 83,461 stock options as of June 30, 2021 and 2020, respectively, were excluded from the computation of diluted net loss per share of common stock for the three and six months ended June 30, 2021 and 2020, respectively, because including them would have been antidilutive.

Recently Adopted Accounting Pronouncements

In December 2019, the FASB issued Accounting Standards Update No 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 simplifies certain aspects of accounting for income taxes by removing (i) the exception to the incremental approach for intraperiod tax allocation when there is a loss from continuing operations and income or a gain from other items, (ii) the exception to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment, and (iii) the exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. The Company adopted ASU 2019-12 prospectively as of January 1, 2021 and the adoption did not have a material impact on its condensed consolidated financial position, results of operations, and cash flows.

3. Revenue

Disaggregation of Revenue

The Company derives revenue from two primary sources: Event Cloud subscription-based solutions and Hospitality Cloud marketing and subscription-based solutions. They are principally generated from North America, which comprises of the United States and Canada, with Canada representing 2.6% and 2.5% of total revenue for the three months ended June 30, 2021 and 2020, respectively. Canada represents 2.5% and 2.4% of total revenue for the six months ended June 30, 2021 and 2020, respectively. Revenue from sources outside North America represented 13.3% and 12.3% of total revenue for three months ended June 30, 2021 and 2020, respectively. Revenue from sources outside North America represented 13.5% and 12.0% of total revenue for six months ended June 30, 2021 and 2020, respectively. The Company’s disaggregation of revenue primary geographic region is as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
North America	$106,465	109,719	$207,747	232,852
Non-North America	16,349	15,439	32,354	31,856

Revenue	$122,814	125,158	$240,101	264,708

The Company’s disaggregation of revenue by major business activity is as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Event Cloud	$85,590	76,703	$166,723	165,158
Hospitality Cloud	37,224	48,455	73,378	99,550

Revenue	$122,814	125,158	$240,101	264,708

Deferred Revenue

Deferred revenue represents billings under signed contracts before the related products or services are transferred to customers. The portion of deferred revenue that is expected to be recognized as revenue during the subsequent 12-month period is recorded as deferred revenue in current liabilities and the remaining portion is recorded as other liabilities, non-current, which is not material. Deferred revenue was $241.6 million and $207.6 million as of June 30, 2021 and December 31, 2020, respectively. During the three and six months ended June 30, 2021, the Company recognized $63.5 million and $145.9 million of revenue that was included in the deferred revenue balance at the beginning of 2021, respectively. During the three and six months ended June 30, 2020, the Company recognized $67.7 million and $161.1 million of revenue that was included in the deferred revenue balance at the beginning of 2020, respectively.

Remaining Performance Obligations

For multiple-year agreements for either Event Cloud or Hospitality Cloud, we typically invoice the amount for the first year of the contract at signing followed by subsequent annual invoices at the anniversary of each year. Since we bill most of our customers in advance, there can be amounts that we have not yet been contractually able to invoice. Until such time as these amounts are invoiced or recognized in revenue, they are considered by us to be unbilled contract value, and together with deferred revenue, remaining performance obligations. As of June 30, 2021 and December 31, 2020, our total current deferred revenue was $241.6 million and $207.6 million, respectively, which amount does not include unbilled contract value for contracts not yet billed of approximately $511.5 million and $576.1 million, respectively. We expect that the amount of unbilled contract value relative to the total value of our contracts will change from year to year for several reasons, including the amount of cash collected early in the contract term, the specific timing and duration of customer agreements, varying invoicing cycles of agreements, the specific timing of customer renewal, changes in customer financial circumstances and foreign currency fluctuations. We expect to recognize 68.0% of our remaining performance obligations as revenue over the subsequent 24 months, and the remainder thereafter.

Sales Commission

The current portion of capitalized commissions, net was $21.0 million and $22.0 million as of June 30, 2021 and December 31, 2020, respectively. The noncurrent portion of capitalized commissions, net was $19.4 million and $20.4 million as of June 30, 2021 and December 31, 2020, respectively. During the three and six months ended June 30, 2021, $6.9 million and $14.2 million of capitalized commissions were amortized to sales and marketing expense in the accompanying consolidated statements of operations and comprehensive loss, respectively. During the three and six months ended June 30, 2020, $7.2 million and $14.9 million of capitalized commissions were amortized to sales and marketing expense in the accompanying consolidated statements of operations and comprehensive loss, respectively.

Allowance for Expected Credit Losses

The change in the Company’s allowance for expected credit losses is as follows (in thousands):

	June 30,	December 31,
	2021	2020
Allowance for expected credit losses, beginning of period	$3,287	$1,912
Credit loss expense	1,118	3,280
Write-offs and adjustments	(3,087)	(1,905)

Allowance for expected credit losses, end of period	$1,318	$3,287

4. Business Combinations

Acquisitions

SummitSync

On February 20, 2020, the Company acquired certain assets of SummitSync, Inc. (“SummitSync”) for total cash consideration of $1.4 million. SummitSync provides appointments solutions for booking 1:1 meetings at trade shows and conferences. The Company completed this acquisition for strategic and competitive advantage. The acquisition was accounted for as a business combination.

Shoflo

On May 24, 2021, the Company acquired Shoflo, LLC (“Shoflo”) for total consideration of $16.9 million. Shoflo provides cloud-based studio production tools that are essential to virtual and hybrid events. The Company completed this acquisition for strategic and competitive advantage. The acquisition was accounted for as a business combination.

The $16.9 million purchase price was allocated to the assets and liabilities assumed based upon their preliminary estimated fair value at the time of close. The purchase price allocation is subject to change as the Company continues to gather information relevant to its determination of the fair value of the assets and liabilities acquired primarily related to trademarks and developed technology. Any adjustments to the purchase price allocation will be made as soon as practicable but no later than one year from the acquisition date. The table below outlines the preliminary allocation of the purchase price between the net assets assumed and intangible asset (in thousands):

Cash and cash equivalents	$176
Other current assets	149
Non-current assets	83
Current liabilities	(801)
Non-current liabilities	(55)
Trademarks	401
Developed technology	4,933
Goodwill	12,063

Total purchase consideration	$16,949

The preliminary estimated fair values of intangible assets were primarily determined through discounted cash flow analyses. Trademarks represent the estimated fair value of Shoflo’s existing trademarks. Developed technology represents the estimated fair value of Shoflo’s developed studio production tools. The following table summarizes the identifiable intangible assets acquired as of the acquisition date and their useful lives (in thousands, except for useful life):

	Fair value acquired	Useful life (years)
Trademarks	$401	2
Developed technology	4,933	3

Total intangible assets	$5,334

The intangible asset is deductible for tax purposes; accordingly, no deferred tax asset or liability been established for the identified intangible asset.

Acquisition-related costs of $0.7 million, including transaction costs such as legal and accounting fees, were expensed as incurred and have been included in the general and administrative expenses in the consolidated statements of operations.

The financial results of Shoflo are included in the Company’s consolidated financial statements from the date of acquisition. The Shoflo acquisition did not have a material impact on the Company’s condensed consolidated statements of operations and comprehensive loss for the three and six months ended June 30, 2021.

The Company has included the financial results of business combinations in the consolidated financial statements from the respective date of acquisition, which were not material. Pro forma revenue and earnings amounts on a combined basis have not been presented as they are not material to the historical pre-acquisition financials.

5. Property and Equipment

Property and equipment are summarized as follows (in thousands):

	June 30,	December 31,
	2021	2020
Computer equipment, purchased software and software developed for internal-use	$23,577	$22,408
Leasehold improvements	25,850	26,675
Furniture and equipment	11.086	11,075
Rentable onsite solutions equipment	6,325	6,326
Other	868	66

Property and equipment, gross	67,706	66,650
Less accumulated depreciation	(49,854)	(44,835)

Property and equipment, net	$17,852	$21,715

Depreciation of property and equipment was $2.9 million and $4.0 million during the three months ended June 30, 2021 and 2020, respectively. Depreciation of property and equipment was $6.0 million and $8.3 million during the six months ended June 30, 2021 and 2020, respectively.

6. Capitalized Software Development Costs

Capitalized software for the Company’s software platforms was developed either internally or was acquired through acquisitions. Capitalized software development costs and acquired software technology are summarized as follows (in thousands):

	June 30,	December 31,
	2021	2020
Capitalized software development costs, gross	$363,998	$339,082
Less accumulated amortization	(245,463)	(215,052)

Capitalized software development costs, net	$118,535	$124,030

Amortization of capitalized software development costs, recorded as cost of revenue, was $15.2 million and $14.3 million during the three months ended June 30, 2021 and 2020, respectively. Amortization of capitalized software development costs was $30.4 million and $28.6 million during the six months ended June 30, 2021 and 2020, respectively.

7. Goodwill and Intangible Assets

The change in carrying amount of goodwill is summarized as follows (in thousands):

Goodwill as of January 1, 2021	$1,605,628
Foreign currency translation adjustments	253
Addition from acquisition (Note 4)	12,063

Goodwill as of June 30, 2021	$1,617,944

Intangible assets are amortized based on a pattern in which the asset’s economic benefits are consumed, or if not reliably determined, amortized on a straight-line basis over their estimated useful lives between two and fifteen years. The intangible assets are summarized as follows (in thousands):

	Intangible Assets, Gross			Accumulated Amortization			Intangible Assets, Net
	January 1, 2021	Additions and retirements	June 30, 2021	January 1, 2021	Expense and retirements, net	June 30, 2021	January 1, 2021	June 30, 2021	Weighted average remaining life as of June 30, 2021
Customer relationships	$437,999	$482	$438,481	$(214,923)	$(21,463)	$(236,386)	$223,076	$202,095	5.5 years
Trademarks	96,501	405	96,906	(47,223)	(4,722)	(51,945)	49,278	44,961	5.1 years
Non-compete agreements	588	—	588	(588)	—	(588)	—	—	—

Intangible assets subject to amortization	$535,088	$887	$535,975	$(262,734)	$(26,185)	$(288,919)	$272,354	$247,056

Indefinite-lived assets	62	—	62	—	—	—	62	62

Intangible assets, net	$535,150	$887	$536,037	$(262,734)	$(26,185)	$(288,919)	$272,416	$247,118

	Intangible Assets, Gross			Accumulated Amortization			Intangible Assets, Net
	January 1, 2020	Additions and retirements	December 31, 2020	January 1, 2020	Expense and retirements, net	December 31, 2020	January 1, 2020	December 31, 2020	Weighted average remaining life as of December 31, 2020
Customer relationships	$436,182	$1,817	$437,999	$(170,643)	$(44,280)	$(214,923)	$265,539	$223,076	5.6 years
Trademarks	97,185	(684)	96,501	(37,704)	(9,519)	(47,223)	59,481	49,278	5.2 years
Non-compete agreements	588	—	588	(588)	—	(588)	—	—	—

Intangible assets subject to amortization	$533,955	$1,133	$535,088	$(208,935)	$(53,799)	$(262,734)	$325,020	$272,354

Indefinite-lived assets	62	—	62	—	—	—	62	62

Intangible assets, net	$534,017	$1,133	$535,150	$(208,935)	$(53,799)	$(262,734)	$325,082	$272,416

The total amount of amortization expense related to acquired intangible assets, recorded as intangible asset amortization, exclusive of amounts included in cost of revenue, was $12.9 million and $13.5 million during the three months ended June 30, 2021 and 2020, respectively. The total amount of amortization expense related to acquired intangible assets was $26.0 million and $26.9 million during the six months ended June 30, 2021 and 2020, respectively. The intangible asset balance remaining as of June 30, 2021 will be amortized into expense in future years as follows (in thousands):

2021 (remaining six months)	$25,535
2022	48,634
2023	46,725
2024	45,168
2025	39,318
Thereafter	41,676

Total amortization expense related to acquired intangible assets	$247,056

8. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of accrued compensation, such as bonus, commission, payroll taxes, sales and other tax liabilities, etc. The following table summarizes the Company’s accrued expenses and other current liabilities for the periods indicated (in thousands):

	June 30,	December 31,
	2021	2020
Accrued compensation	$38,521	$50,312
Sales and other tax liabilities	5,893	9,550
Other	20,205	22,077

Accrued expenses and other current liabilities	$64,619	$81,939

9. Income Taxes

The effective tax rate for the three months ended June 30, 2021 and 2020 were (9.06)% and (7.77)%, respectively. The effective tax rate for the six months ended June 30, 2021 and 2020 were (9.48)% and (8.71)%, respectively. The difference between the Company’s effective tax rates for the 2021 and 2020 periods and the U.S. statutory tax rate of 21% related primarily to U.S. taxes on foreign earnings, foreign tax rate differentials, and valuation allowance.

The Company evaluates its tax positions on a quarterly basis. There were no material changes to the Company’s uncertain tax positions, interest, or penalties during the three and six months ended June 30, 2021 and 2020.

10. Stockholders’ Equity

The Company’s Amended and Restated Articles of Incorporation authorized 1,100,000 shares of Common Stock, $0.001 per share par value, of which 917,761 and 917,365 shares were outstanding as of June 30, 2021 and December 31, 2020, respectively. The holders of the Common Stock are entitled to dividends only when declared by the Board of Directors ratably on a per share basis. Each share of Common Stock has one vote.

Stock-based Compensation

The weighted average assumptions used in the valuation of stock option awards granted under the Black-Scholes model are summarized as follows:

	Three Months Ended June 30, 2021	Six Months Ended June 30, 2021
Dividend yield	0.0%	0.0%
Volatility	45.45%	45.29%
Expected term (years)	5.88	5.89
Risk-free interest rate	1.32%	1.85%

Stock-based Compensation Activity Rollforward

Stock options	Number of shares subject to option	Weighted average exercise price per share	Weighted average remaining contractual term (years)	Aggregate intrinsic value (in thousands)	Unrecognized compensation expense (in thousands)
Balance as of January 1, 2021	81,595	$1,698	6.08	$49,446	$2,708
Granted	33,938	2,304
Exercised	(828)	1,706
Forfeited	(327)	2,285
Expired	(188)	1,710

Balance as of June 30, 2021	114,190	$1,876	6.80	$305,833	$57,633

Vested and exercisable as of January 1, 2021	77,819	$1,671	6.43	$49,262	$—

Vested and exercisable as of June 30, 2021	95,755	$1,678	5.96	$275,496	$—

No stock options were granted during the three or six months ended June 30, 2020.

The weighted-average grant date fair value of options granted during the three and six months ended June 30, 2021 was $1,885 per share and $1,879 per share, respectively.

The total intrinsic value of options that were exercised during the three and six months ended June 30, 2021 was $1.0 million and $2.4 million, respectively.

As of June 30, 2021, the $57.6 million in unrecognized compensation cost related to stock options will be recognized over a weighted average period of 1.61 years.

Stock-based Compensation Expense

Stock-based compensation expense for equity and liability classified awards is recognized using the straight-line attribution method. In addition, the Company ensures that it has fully recognized expense for at least the options tranches that have fully vested in the period in which they vest.

Stock-based compensation expense is summarized as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30
	2021	2020	2021	2020
Cost of revenue	$435	155	$494	310
Sales and marketing	2,458	1,382	2,793	2,764
Research and development	1,997	1,118	2,138	2,252
General and administrative	2,925	2,176	2,998	4,352

Total stock-based compensation expense	$7,815	4,831	$8,423	9,678

2017 Long-Term Incentive Plan

The Company recorded no expense for the 2017 LTI Plan during the three and six months ended June 30, 2021 and 2020 because the incentive remains unvested and the Company is only liable to make the LTI cash bonus payments upon a sale of the Company, or other Qualified Event, which is not currently determined to be probable. The liability and related expense will be recorded at the point in time that a Qualified Event becomes probable. As of June 30, 2021, these awards were not considered probable of meeting the vesting requirements and accordingly, no expense was recorded during the three and six months ended June 30, 2021 and 2020 and the timing of when this expense will be recognized is unknown.

11. Debt

The outstanding principal amount and related unamortized debt issuance costs, net, are summarized as follows (in thousands):

	June 30, 2021	December 31, 2020
First Lien Principal amount	$767,680	$771,648
Revolving Credit Facility Principal Amount	—	13,400
Less: original issue discount	(1,481)	(1,702)
Less: unamortized deferred financing costs	(9,982)	(11,473)

Total principal amount and related unamortized debt issuance costs, net	$756,217	$771,873

a) First Lien

As of January 1, 2019, the Company had a $787.5 million variable rate first lien loan, or Term Loan Facility, with a consortium of lenders (including Vista Credit Partners) and Goldman Sachs acting as the administrative agent with a maturity date of November 30, 2024. The principal amount of the Term Loan Facility amortizes in quarterly installments equal to $2.0 million, due on the last business day of the quarter with a balloon payment at the end of the seven-year term ending on November 30, 2024. The interest rate on outstanding borrowings under the first lien was 3.84% as of June 30, 2021.

With respect to the Term Loan Facility, mandatory prepayments are required upon certain events including: 1) net cash proceeds from certain asset sales that meet the requirements contained in the debt agreement, 2) net cash proceeds from debt issuances that are not permitted under the credit agreements or 3) a prepayment related to the Company’s Excess Cash Flow. Excess Cash Flow is defined in the Company’s first lien credit agreement with Goldman Sachs. There was no Excess Cash Flow payment due for the six months ended June 30, 2021 and 2020. The first lien is prepayable at any time subject to the call provisions in the loan agreement.

Future minimum principal payments under the debt agreement as of June 30, 2021 are as follows (in thousands):

2021 (remaining six months)	$3,967
2022	7,935
2023	7,935
2024	747,843

Total minimum principal payments on debt	$767,680

b) Revolving Credit Facility

The Company has an agreement for a variable rate revolving credit facility in the amount of $40.0 million, which has a maturity date of November 29, 2021. In April 2021, the Company amended and extended this revolving credit facility through November 2024. Due to the spread of COVID-19 in the beginning of 2020, the global economic activity slowed down and in anticipation of constraints on cash and working capital, the Company fully drew on the revolving credit facility on March 20, 2020, which currently bears interest at a rate of one-month LIBOR plus a 3.75% margin payable monthly in arrears. The Company paid off portions of the revolving credit facility in May, September, December 2020, and March 2021 and fully repaid the remaining balance as of April 2021. If the revolving credit facility is drawn more than 35% of the $40.0 million commitment it requires the Company to maintain compliance with the financial covenant maintaining a First Lien Leverage Ratio of less than 7.20 to 1.00 as of the last day of any Test Period. Throughout the entire duration of 2021 and as of June 30, 2021 the Company was and is within compliance of the First Lien Leverage Ratio and all financial covenants. The $40.0 million borrowing capacity was reduced by $0.4 million related to a letter of credit for the Social Tables office lease, resulting in an available borrowing capacity of $39.6 million as of June 30, 2021.

c) Letters of Credit

The Company has a letter of credit with Goldman Sachs, for the purposes of securing leased space to support our global operations. The Goldman Sachs letter of credit is backstopped against the Company’s revolving credit facility.

12. Leases

The Company enters into lease arrangements for office facilities under non-cancelable operating leases with various expiration dates.

As of June 30, 2021, the Company’s right-of-use (“ROU”) assets and total lease liabilities were $34.1 million and $49.7 million, respectively. As of December 31, 2020, the Company’s ROU assets and total lease liabilities were $38.9 million and $56.2 million, respectively. During the three months ended June 30, 2021, no ROU asset was obtained in exchange for new operating lease liabilities. During the six months ended June 30, 2021, less than $0.1 million of ROU assets were obtained in exchange for new operating lease liabilities. During the three and six months ended June 30, 2020, $0.5 million and $3.1 million of ROU assets were obtained in exchange for new operating lease liabilities, respectively.

On July 31, 2021, the Company exercised an option to early terminate approximately 30,880 square feet of space at our Washington, D.C. office in exchange for a termination fee of $0.9 million. The modification was not accounted for as a separate contract.

13. Commitments and Contingencies

a) Legal Proceedings, Regulatory Matters and Other Contingencies

From time to time, the Company may become involved in legal proceedings, regulatory matters or other contingencies in the ordinary course of its business. In its opinion, the Company is not presently involved in any legal proceeding, regulatory matter or other contingency that, if determined adversely to it, would individually or in the aggregate have a material adverse effect on its business, operating results, financial condition or cash flows.

b) Purchase Commitments

In the ordinary course of business, the Company enters into various purchase commitments primarily related to third-party cloud hosting, technology operations and data services. Total noncancelable purchase commitments as of June 30, 2021 were approximately $16.1 million expiring at various dates through 2023.

14. Related-Party Transactions

Vista Credit Partners has a balance of $50.1 million in the first lien loan as of June 30, 2021. There were no other related parties that have a position in the first lien loan.

For the three months ended June 30, 2021 and 2020, respectively, the Company incurred less than $0.1 million for consulting fees from Vista which is recorded in general and administrative expenses. For the six months ended June 30, 2021 and 2020, respectively, the Company incurred $0.1 million for consulting fees from Vista which is recorded in general and administrative expenses. As of June 30, 2021 and December 31, 2020, respectively, less than $0.1 million was included in accrued expenses in the consolidated balance sheet.

The Company also entered into transactions during the three and six months ended June 30, 2021 and 2020 to sell services to other Vista controlled entities. For the three months ended June 30, 2021 and 2020, respectively, the Company recognized $0.2 million and $0.8 million in revenue related to these transactions. For the six months ended June 30, 2021 and 2020, respectively, the Company recognized $0.3 million and $1.0 million in revenue related to these transactions. Cvent also purchased software subscription and other services from Vista Investor affiliates. For the three months ended June 30, 2021 and 2020, respectively, Cvent recognized $0.5 million and $0.3 million in expenses related to these transactions. For the six months ended June 30, 2021 and 2020, respectively, Cvent recognized $0.9 million and $0.5 million in expenses related to these transactions.

15. Subsequent Events

On July 23, 2021, the Company entered into a business combination agreement with Dragoneer Growth Opportunities Corp. II, (“Dragoneer”), a Special Purpose Acquisition Company. The contemplated deal with Dragoneer would provide all holders of the Company’s common stock to receive common stock of the continuing public company, which will be a wholly owned subsidiary of Dragoneer, which will be renamed Cvent Holding Corp. at Closing of the transaction. The proposed transaction is expected to be completed in the fourth quarter of 2021, subject to, among other things, the approval by Dragoneer’s shareholders, satisfaction of the conditions stated in the merger agreement and other customary closing conditions. There is no assurance that the transaction will be consummated. If consummated, the Business Combination is expected to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Dragoneer will be treated as the acquired company and Cvent will be treated as the acquirer for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of New Cvent will represent a continuation of the financial statements of Cvent, with the Business Combination treated as the equivalent of Cvent issuing stock for the net assets of Dragoneer, accompanied by a recapitalization. The net assets of Dragoneer will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Cvent.

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued, through August 20, 2021. Based upon this review, other than as described herein, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

Annex A

BUSINESS COMBINATION AGREEMENT

BY AND AMONG

DRAGONEER GROWTH OPPORTUNITIES CORP. II,

REDWOOD OPPORTUNITY MERGER SUB, INC.,

REDWOOD MERGER SUB LLC

AND

PAPAY TOPCO, INC.

DATED AS OF JULY 23, 2021

-i-

-ii-

Section 5.6	Exclusive Dealing	70
Section 5.7	Preparation of Registration Statement / Proxy Statement	71
Section 5.8	Dragoneer Shareholder Approval	73
Section 5.9	Merger Sub Shareholder Approvals	74
Section 5.10	Conduct of Business of Dragoneer	74
Section 5.11	Nasdaq Listing	75
Section 5.12	Trust Account	75
Section 5.13	Transaction Support Agreements; Company Shareholder Approval; Investor Subscription Agreements; Forward Purchase Agreement; Shareholder Rights Agreements	76
Section 5.14	Dragoneer Indemnification; Directors’ and Officers’ Insurance	77
Section 5.15	Company Indemnification; Directors’ and Officers’ Insurance	78
Section 5.16	Post-Closing Directors and Officers	80
Section 5.17	PCAOB Financials	80
Section 5.18	FIRPTA Certificates	81
Section 5.19	Dragoneer Incentive Equity Plan	81
Section 5.20	Dragoneer Employee Stock Purchase Plan	81
Section 5.21	Section 16 Matters	82

ARTICLE 6 CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT		82

Section 6.1	Conditions to the Obligations of the Parties	82
Section 6.2	Other Conditions to the Obligations of the Dragoneer Parties	83
Section 6.3	Other Conditions to the Obligations of the Company	84
Section 6.4	Frustration of Closing Conditions	85

ARTICLE 7 TERMINATION		85

Section 7.1	Termination	85
Section 7.2	Effect of Termination	86

ARTICLE 8 MISCELLANEOUS		87

Section 8.1	Non-Survival	87
Section 8.2	Entire Agreement; Assignment	87
Section 8.3	Amendment	87
Section 8.4	Notices	87
Section 8.5	Governing Law	89
Section 8.6	Fees and Expenses	89

-iii-

ANNEXES AND EXHIBITS

Annex A	Investors
Exhibit A	Form of Sponsor Letter Agreement
Exhibit B	Form of Investor Subscription Agreement
Exhibit C-1	Form of Amended and Restated Registration Rights Agreement
Exhibit C-2	Form of Investor Rights Agreement
Exhibit D	Form of Transaction Support Agreement
Exhibit E	Form of Dragoneer Certificate of Incorporation
Exhibit F	Form of Dragoneer Bylaws
Exhibit G	Form of Merger Sub I Certificate of Merger
Exhibit H	Form of Merger Sub II Certificate of Merger

-iv-

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT (this “Agreement”), dated as of July 23, 2021, is made by and among Dragoneer Growth Opportunities Corp. II, a Cayman Islands exempted company (“Dragoneer”), Redwood Opportunity Merger Sub, Inc., a Delaware corporation (“Merger Sub I”), Redwood Merger Sub LLC, a Delaware limited liability company (“Merger Sub II”), and Papay Topco, Inc., a Delaware corporation (the “Company”). Dragoneer, Merger Sub I, Merger Sub II and the Company shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein have the meanings set forth in Section 1.1.

WHEREAS, (a) Dragoneer is a blank check company incorporated as a Cayman Islands exempted company on September 25, 2020 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities, (b) Merger Sub I is, as of the date of this Agreement, a wholly-owned Subsidiary of Dragoneer that was formed for purposes of consummating the transactions contemplated by this Agreement and the Ancillary Documents, and (c) Merger Sub II is, as of the date of this Agreement, a wholly-owned Subsidiary of Dragoneer that was formed for purposes of consummating the transactions contemplated by this Agreement and the Ancillary Documents;

WHEREAS, pursuant to the Governing Documents of Dragoneer, Dragoneer is required to provide an opportunity for its shareholders to have their outstanding Dragoneer Class A Shares redeemed on the terms and subject to the conditions set forth therein in connection with obtaining the Dragoneer Shareholder Approval;

WHEREAS, concurrently with the execution of this Agreement, Dragoneer Growth Opportunities Holdings II, a Cayman Islands limited liability company (the “Sponsor”), the Other Class B Shareholders, Dragoneer and the Company are entering into the sponsor letter agreement, substantially in the form attached hereto as Exhibit A (the “Sponsor Letter Agreement”), pursuant to which, among other things, the Sponsor and each Other Class B Shareholder have agreed to (a) vote in favor of this Agreement and the transactions contemplated hereby (including the Mergers) and (b) waive any adjustment to the conversion ratio set forth in the Governing Documents of Dragoneer and any other anti-dilution or similar protection with respect to the Dragoneer Class B Shares (whether resulting from the transactions contemplated by the Investor Subscription Agreements or otherwise), in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement;

WHEREAS, on the Closing Date, prior to the time at which the First Effective Time occurs, Dragoneer shall transfer by way of continuation from the Cayman Islands to Delaware and domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware (the “DGCL”) and Part XII of the Cayman Islands Companies Act (2020 Revision) (the “Cayman Islands Act”; such domestication, the “Domestication”), on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, on the Closing Date, after the Domestication Effective Time, (a) Merger Sub I will merge with and into the Company (the “First Merger”), with the Company as the surviving company in the First Merger and, as a result of the First Merger, the Company will become a wholly-owned Subsidiary of Dragoneer (the Company, in its capacity as the surviving company of the First Merger, is sometimes referred to as the “Surviving Company”), (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Company will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II being the surviving entity of the Second Merger (Merger Sub II, in its capacity as the surviving entity of the Second Merger, is sometimes referred to as the “Surviving Entity”), and (c) each Company Share will be automatically converted as of the First Effective Time into the right to receive a portion of the Transaction Share Consideration, in each case, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution of this Agreement, each of the investors set forth on Annex A (collectively, the “Investors”) is entering into a subscription agreement, substantially in the form attached hereto as Exhibit B (collectively, the “Investor Subscription Agreements”), pursuant to which, among other things, each Investor has agreed to subscribe for and purchase immediately prior to the Closing (but after the Domestication Effective Time) and Dragoneer has agreed to issue and sell to each such Investor on the Closing Date (but after the Domestication Effective Time), the number of Dragoneer Shares set forth in the applicable Investor Subscription Agreement in exchange for the purchase price set forth therein (the aggregate purchase price under all Investor Subscription Agreements (being $475,000), collectively, the “Investor PIPE Financing Amount”, and the equity financing under all Investor Subscription Agreements, collectively, hereinafter referred to as the “Investor PIPE Financing”), on the terms and subject to the conditions set forth in the applicable Investor Subscription Agreement;

WHEREAS, concurrently with the execution of this Agreement, each of the Investors, who are the record and beneficial owners on the date of this Agreement of Equity Securities of Dragoneer and marked with an asterisk on Annex A, are entering into shareholder support letter agreements (collectively, the “Dragoneer Shareholder Support Agreements”), with the Company pursuant to which, among other things, each such Investor has agreed (a) to vote in favor of this Agreement and the transactions contemplated hereby (including the Mergers) and (b) not to redeem any of the Equity Securities of Dragoneer it owns, in each case, on the terms and subject to the conditions set forth in the applicable Dragoneer Shareholder Support Agreement;

WHEREAS, in connection with the Mergers, immediately prior to the First Effective Time, Dragoneer will issue 5,000,000 additional Dragoneer Class A Shares (the “Forward Purchase Shares”) for $50,000,000 pursuant to the terms of the Forward Purchase Agreement;

WHEREAS, at the Closing, the Sponsor, VEP and certain other Persons will enter into an amended and restated registration rights agreement, substantially in the form attached hereto as Exhibit C-1 and an investor rights agreement, substantially in the form attached hereto as Exhibit C-2 (collectively, the “Shareholder Rights Agreements”), pursuant to which, among other things, the investors party thereto (i) will agree not to effect any sale or distribution of any Equity Securities of Dragoneer held by any of them during the lock-up period described therein, (ii) will be granted certain registration rights with respect to their respective Dragoneer Shares and (iii) will describe certain go-forward nomination rights regarding the board of directors of Dragoneer (the “Dragoneer Board”), on the terms and subject to the conditions therein;

WHEREAS, the Dragoneer Board has unanimously (a) approved this Agreement, the Ancillary Documents to which Dragoneer is or will be a party and the transactions contemplated hereby and thereby (including the Domestication and the Mergers) and (b) recommended, among other things, approval of this Agreement and the transactions contemplated by this Agreement (including the Domestication and the Mergers) by the holders of Dragoneer Shares entitled to vote thereon;

WHEREAS, the board of directors of each of Merger Sub I and Merger Sub II have approved this Agreement, the Ancillary Documents to which Merger Sub I or Merger Sub II, respectively, is or will be a party and the transactions contemplated hereby and thereby (including the Mergers);

WHEREAS, Dragoneer, as the sole shareholder of each of Merger Sub I and Merger Sub II, will as promptly as reasonably practicable (and in any event within one Business Day) following the date of this Agreement, approve this Agreement, the Ancillary Documents to which Merger Sub I or Merger Sub II, respectively, is or will be a party and the transactions contemplated hereby and thereby (including the Mergers);

WHEREAS, the board of directors of the Company has unanimously (a) approved this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Mergers) and (b) recommended, among other things, the approval of this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Mergers) by the holders of Company Shares entitled to vote thereon;

WHEREAS, on or prior to the second (2nd) calendar day after the execution of this Agreement, the Company shall deliver, or cause to be delivered, to Dragoneer a transaction support agreement, substantially in the form attached hereto as Exhibit D (collectively, the “Transaction Support Agreements”), duly executed by each Company Shareholder that is an Affiliate of VEP (collectively, the “Supporting Company Shareholders”), pursuant to which, among other things, each such Supporting Company Shareholder will agree to, among other things, (a) support and vote in favor of this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Mergers) and (b) take, or cause to be taken, any actions within its control necessary or advisable to cause certain agreements to be terminated effective as of the Closing; and

WHEREAS, each of the Parties intends for U.S. federal income tax purposes that (a) this Agreement constitute a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations promulgated thereunder, (b) the Domestication constitute a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and (c) the First Merger and the Second Merger, taken together, be treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368 of the Code (clauses (a)-(c), the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.

“Additional Dragoneer SEC Reports” has the meaning set forth in Section 4.7.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto. Notwithstanding the foregoing, solely for purposes of Section 3.22, the term “Affiliate” with respect to the Company shall not include VEP portfolio companies under common control with the Company (except, for the avoidance of doubt, for the Company and its Subsidiaries).

“Agreement” has the meaning set forth in the introductory paragraph to this Agreement.

“Allocation Schedule” has the meaning set forth in Section 2.3.

“Ancillary Documents” means the Shareholder Rights Agreements, Sponsor Letter Agreement, the Dragoneer Shareholder Support Agreements, the Investor Subscription Agreements, the Transaction Support Agreements, the Confidentiality Agreement and each other agreement, document, instrument and/or certificate contemplated by this Agreement executed or to be executed in connection with the transactions contemplated hereby.

“Anti-Corruption Laws” means, collectively, (a) the U.S. Foreign Corrupt Practices Act (FCPA), (b) the UK Bribery Act 2010 and (c) any other applicable anti-bribery or anti-corruption Laws related to combatting bribery, corruption and money laundering.

“Business Combination Proposal” has the meaning set forth in Section 5.8.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York and San Francisco, California are open for the general transaction of business, provided that banks shall be deemed to be generally open for the general transaction of business in the event of a “shelter in place” or similar closure of physical branch locations at the direction of any governmental authority if such banks’ electronic funds transfer system (including for wire transfers) are open for use by customers on such day.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (H.R. 748), any current federal, state or local Laws or guidance relating to the COVID-19 pandemic and any similar or successor legislation, including any presidential memoranda or executive orders, relating to the COVID-19 pandemic, including the Health and Economic Recovery Omnibus Emergency Solutions Act and the Health, Economic Assistance, Liability, and Schools Act and including the Memorandum for the Secretary of the Treasury signed on August 8, 2020, Notice 2020-65, Notice 2021-11 and the Consolidated Appropriations Act, 2021.

“Cayman Islands Act” has the meaning set forth in the recitals to this Agreement.

“Certificates of Merger” has the meaning set forth in Section 2.1(b)(iii).

“Certificates” has the meaning set forth in Section 2.1(b)(viii).

“Change of Control” means the occurrence, in a single transaction or as the result of a series of related transactions, of one or more of the following events: (i) a merger, consolidation, reorganization or similar business combination transaction involving a Person in which the holders of all of the outstanding equity interests in a Person immediately prior to the consummation of such transaction do not directly or indirectly (including through Affiliates) collectively own beneficially or of record immediately upon the consummation of such transaction outstanding equity interests that represent a majority of the combined outstanding voting securities of the surviving entity in such transaction or of a parent of the surviving entity in such transaction; (ii) a transaction (or series of related transactions) in which a majority of the voting securities of a Person are transferred to any other Person or any two or more other Persons acting as a group, and all Affiliates of such Person or Persons (each, a “Group”), which other Person was not or other Persons were not directly or indirectly (including through Affiliates), beneficially or of record, equityholders of such Person prior to the consummation of such transactions owning a majority of the combined voting power of such Person (other than as a result of equity interests transferred in a secondary transaction by any single equityholder or together with its Affiliates that is not otherwise approved by the disinterested independent directors of the board of such Person) or (iii) the consummation of the sale of all or substantially all of the assets of a Person and its Subsidiaries, taken as a whole, to any Group, other than such a sale to a Group in which the equityholders of a Person, directly or indirectly (including through Affiliates), beneficially or of record, collectively own a majority of the combined voting securities.

“Change of Control Payment” means (a) any success, change of control, retention, severance, transaction bonus or other similar payment or amount to any Person payable solely as a result of the transactions contemplated hereby or (b) any payments made or required to be made pursuant to or in connection with or upon termination of, and any fees, expenses or other payments owing or that will become owing in respect of, any Company Related Party Transaction during the period beginning on the date of the Latest Balance Sheet and ending on the Closing Date. Notwithstanding the foregoing or anything to the contrary herein, (x) the options to purchase Dragoneer Shares to be issued in respect of the Rollover Options and the Dragoneer Shares that will become subject to the Rollover Options at the First Effective Time on the terms and subject to the conditions of this Agreement, and (y) the value of each Incentive outstanding immediately prior to the First Effective Time that will, following the Closing, be cancelled in exchange for restricted stock units under the Dragoneer Incentive Equity Plan, in each case, shall not constitute Change of Control Payments.

“Charter Proposal” has the meaning set forth in Section 5.8.

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Closing Filing” has the meaning set forth in Section 5.4(b).

“Closing Press Release” has the meaning set forth in Section 5.4(b).

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law.

“Code” means the U.S. Internal Revenue Code of 1986.

“Company” has the meaning set forth in the introductory paragraph to this Agreement.

“Company Acquisition Proposal” means any inquiry, proposal or offer concerning (a) any transaction or series of related transactions under which any Person(s), directly or indirectly, (i) acquires or otherwise purchases the Company or any of its controlled Affiliates or (ii) acquires, is granted, leased or licensed or otherwise purchases all or a material portion of assets, properties or businesses of the Company or any of its controlled Affiliates (in the case of each of clause (i) and (ii), whether by merger, consolidation, liquidation, dissolution, recapitalization, reorganization, amalgamation, scheme of arrangement, share exchange, business combination, purchase or issuance of equity securities, tender offer or otherwise), (b) any issuance, sale or acquisition of any portion of the equity interests or voting power or similar investment in the Company or any of its controlled Affiliates (other than the issuance of the applicable class of shares of capital stock of the Company upon the exercise or conversion of any Company Options outstanding on the date of this Agreement in accordance with the terms of the Company Equity Plan and the underlying grant, award or similar agreement). Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby shall constitute a Company Acquisition Proposal.

“Company D&O Persons” has the meaning set forth in Section 5.15(a).

“Company D&O Tail Policy” has the meaning set forth in Section 5.15(c).

“Company Data” means all Databases, data compilations, books, records, files and other data, including retail measurements, consumer panels, product descriptors, classifications, features, and identifiers, orders, sales, transactions, inventories, purchasing, preference and consumption data, market segmentation, performance and channel data, and supplier, vendor, distributor and customer lists and market research and studies, trade secrets, source code and object code for Software, Personal Data, and data that is utilized in connection with, incorporated into, or otherwise relied upon in the creation or distribution of any Company Product, in each case, owned or purported to be owned by, controlled by, or licensed for use by, any Group Company, whether in hard copy or electronic or other format, and whether or not de-identified, aggregated, anonymized, compiled or structured.

“Company Disclosure Schedules” means the disclosure schedules to this Agreement delivered to Dragoneer by the Company on the date of this Agreement.

“Company Equity Award” means, as of any determination time, each Company Option and each other award to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company of rights of any kind to receive any Equity Security of any Group Company under the Company Equity Plan or otherwise that is outstanding immediately prior to the First Effective Time.

“Company Equity Plan” means the Company’s 2017 Stock Option Plan.

“Company Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, any Group Company in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of any Group Company, (b) the aggregate amount of Change of Control Payments (plus, in each case for this clause (b), the employer portion of any unemployment, social security or payroll Taxes thereon without regard to any ability to defer such Taxes under the CARES Act), but excluding “double trigger” payments and any payment due as a result of an action taken on the Closing Date or after the consummation of the transactions contemplated by this Agreement (including the termination of any employee on the Closing Date or after the consummation of such transaction), and (c) any other fees, expenses, commissions or other amounts that are expressly allocated to any Group Company pursuant to this Agreement or any Ancillary Document, including fifty percent (50%) of the HSR Act filing fee. Notwithstanding the foregoing or anything to the contrary herein, Company Expenses shall not include any Dragoneer Expenses.

“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1(a) and Section 3.1(b) (Organization and Qualification), Section 3.2(a) and Section 3.2(c) (Capitalization of the Group Companies), Section 3.3 (Authority), Section 3.8(a) (No Company Material Adverse Effect) and Section 3.17 (Brokers).

“Company IT Systems” means all networks, servers, endpoints, computer systems, platforms, Software, computer hardware, firmware, middleware, data communication lines, routers, hubs, storage, switches and all other information technology systems, Databases, servers, network equipment, including all electronic connections between and among them, and related documentation, in each case, used or held for use by a Group Company.

“Company Licensed Intellectual Property” means Intellectual Property Rights owned by any Person (other than a Group Company) that are licensed or provided as a service to any Group Company.

“Company Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of the Group Companies, taken as a whole, or (b) the ability of the Company to consummate the Mergers in accordance with the terms of this Agreement; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of this Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any applicable Laws, (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which any Group Company operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of any Group Company with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, service providers, service recipients, payors or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 3.5(b) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or the condition set forth in Section 6.2(a) to the extent it relates to such representations and warranties), (vii) any failure by any Group Company to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has a disproportionate adverse effect on the Group Companies, taken as a whole, relative to other participants operating in the industries or markets in which the Group Companies operate.

“Company Non-Party Affiliates” means, collectively, each Company Related Party and each former, current or future Affiliate, Representative, successor or permitted assign of any Company Related Party (other than, for the avoidance of doubt, the Company).

“Company Option” means, as of any determination time, each option to purchase Company Shares that is outstanding and unexercised, whether vested or unvested and granted under the Company Equity Plan.

“Company Owned Intellectual Property” means all Intellectual Property Rights that are owned or purported to be owned by any Group Company.

“Company Product” means all products and services (including products and services under development) that are, as of the date of this Agreement, being developed, marketed, offered, sold, licensed, provided or distributed by or on behalf of the Group Companies.

“Company Registered Intellectual Property” means all Registered Intellectual Property owned or purported to be owned by, or filed in the name of, any Group Company.

“Company Related Party” has the meaning set forth in Section 3.19.

“Company Shareholder Written Consent” has the meaning set forth in Section 5.13(b).

“Company Shareholder Written Consent Deadline” has the meaning set forth in Section 5.13(b).

“Company Shareholders” means, collectively, the holders of Company Shares as of any determination time prior to the First Effective Time.

“Company Shareholders Agreement” means the Stockholders Agreement, dated as of November 29, 2016, by and among the Company and the Company Shareholders party thereto.

“Company Shares” means the shares of common stock, par value $0.001 per share, of the Company.

“Confidentiality Agreement” means that certain confidentiality agreement, dated as of April 9, 2021, by and between the Company and Dragoneer Investment Group, LLC.

“Consent” means any notice, authorization, qualification, registration, filing, notification, waiver, order, consent or approval to be obtained from, filed with or delivered to, a Governmental Entity or other Person.

“Consent Solicitation Statement” has the meaning given to such term in Section 5.13(b).

“Continental” means Continental Stock Transfer & Trust Company.

“Contract” or “Contracts” means any written agreement, contract, license, lease, obligation, undertaking or other commitment or arrangement that is legally binding upon a Person or any of his, her or its properties or assets.

“Copyrights” has the meaning set forth in the definition of Intellectual Property Rights.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

“Creator” has the meaning set forth in Section 3.13(d).

“Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of November 30, 2017, by and among Cvent, Inc., as borrower, Papay Holdco, LLC, as Holdings, Goldman Sachs Bank USA, as administrative agent, the guarantors from time to time party thereto, and the lenders and other parties from time to time party thereto, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Databases” means any and all databases, data collections and data repositories of any type and in any form (and all corresponding data and organizational or classification structures or information), together with all rights therein.

“DGCL” has the meaning set forth in the recitals to this Agreement.

“Dissenting Shares” has the meaning set forth in Section 2.7.

“DLLCA” means the Limited Liability Company Act of the State of Delaware.

“Domestication” has the meaning set forth in the recitals to this Agreement.

“Domestication Effective Time” has the meaning set forth in Section 2.1(a).

“Domestication Proposal” has the meaning set forth in Section 5.8.

“Dragoneer” has the meaning set forth in the introductory paragraph to this Agreement.

“Dragoneer Acquisition Proposal” means (a) any transaction or series of related transactions under which Dragoneer or any of its controlled Affiliates, directly or indirectly, (i) acquires or otherwise purchases any other Person(s), (ii) engages in a business combination with any other Person(s) or (iii) acquires or otherwise purchases all or a material portion of the assets or businesses of any other Persons(s) (in the case of each of clause (i), (ii) and (iii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise) or (b) any equity, debt or similar investment in Dragoneer or any of its controlled Affiliates. Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents, the Forward Purchase Agreement or the transactions contemplated hereby or thereby shall constitute a Dragoneer Acquisition Proposal.

“Dragoneer Board” has the meaning set forth in the recitals to this Agreement.

“Dragoneer Board Recommendation” has the meaning set forth in Section 5.8.

“Dragoneer Bylaws” has the meaning set forth in Section 2.1(a).

“Dragoneer Certificate of Incorporation” has the meaning set forth in Section 2.1(a).

“Dragoneer Class A Shares” means Dragoneer’s Class A ordinary shares.

“Dragoneer Class B Shares” means Dragoneer’s Class B ordinary shares.

“Dragoneer D&O Persons” has the meaning set forth in Section 5.14(a).

“Dragoneer Disclosure Schedules” means the disclosure schedules to this Agreement delivered to the Company by Dragoneer on the date of this Agreement.

“Dragoneer Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, a Dragoneer Party in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of any Dragoneer Party and (b) any other fees, expenses, commissions or other amounts that are expressly allocated to any Dragoneer Party pursuant to this Agreement or any Ancillary Document, including fifty percent (50%) of the HSR Act filing fee. Notwithstanding the foregoing or anything to the contrary herein, Dragoneer Expenses shall not include any Company Expenses.

“Dragoneer ESPP” has the meaning set forth in Section 5.20.

“Dragoneer Financial Statements” means all of the financial statements of Dragoneer included in the Dragoneer SEC Reports.

“Dragoneer Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Authority), Section 4.4 (Brokers) and Section 4.6 (Capitalization of the Dragoneer Parties).

“Dragoneer Incentive Equity Plan” has the meaning set forth in Section 5.19.

“Dragoneer Liabilities” means, as of any determination time, the aggregate amount of Liabilities of the Dragoneer Parties that would be accrued on a balance sheet in accordance with GAAP, whether or not such Liabilities are due and payable as of such time. Notwithstanding the foregoing or anything to the contrary herein, Dragoneer Liabilities shall not include any Dragoneer Expenses.

“Dragoneer Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of the Dragoneer Parties, taken as a whole, or (b) the ability of any Dragoneer Party to consummate the Mergers in accordance with the terms of this Agreement; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Dragoneer Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of this Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any applicable Laws, (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which any Dragoneer Party operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of any Dragoneer Party with investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, service providers, service recipients, payors or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 4.3(b) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or the condition set forth in Section 6.3(a) to the extent it relates to such representations and warranties), (vii) any failure by any Dragoneer Party to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) may be taken into account in determining whether a Dragoneer Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has a disproportionate adverse effect on the Dragoneer Parties, taken as a whole, relative to other “SPACs” operating in the industries in which the Dragoneer Parties operate.

“Dragoneer Non-Party Affiliates” means, collectively, each Dragoneer Related Party (including Dragoneer Funding II LLC) and each of the former, current or future Affiliates, Representatives, successors or permitted assigns of any Dragoneer Related Party (other than, for the avoidance of doubt, any Dragoneer Party).

“Dragoneer Parties” means, collectively, Dragoneer, Merger Sub I and Merger Sub II.

“Dragoneer Related Party” has the meaning set forth in Section 4.9.

“Dragoneer Related Party Transactions” has the meaning set forth in Section 4.9.

“Dragoneer SEC Reports” has the meaning set forth in Section 4.7.

“Dragoneer Share Value” means $10.00.

“Dragoneer Shareholder Approval” means, collectively, the Required Dragoneer Shareholder Approval and the Other Dragoneer Shareholder Approval.

“Dragoneer Shareholders Meeting” has the meaning set forth in Section 5.8.

“Dragoneer Shareholder Redemption” means the right of the holders of Dragoneer Class A Shares to redeem all or a portion of their Dragoneer Class A Shares (in connection with the transactions contemplated by this Agreement or otherwise) as set forth in Governing Documents of Dragoneer.

“Dragoneer Shareholder Support Agreements” has the meaning set forth in the recitals to this Agreement.

“Dragoneer Shares” means (a) prior to the consummation of the Domestication, collectively, the Dragoneer Class A Shares and the Dragoneer Class B Shares and (b) from and after the consummation of the Domestication, shares of common stock, par value $0.0001 per share, of Dragoneer. Any reference to the Dragoneer Shares in this Agreement or any Ancillary Document shall be deemed to refer to clause (a) and/or clause (b) of this definition, as the context so requires.

“Employee Benefit Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) and each other incentive, bonus, commission, profit-sharing, stock option, stock purchase, stock ownership, other equity or equity-based compensation, employment, offer letter, compensation, vacation or other leave, change in control, retention, transaction, supplemental retirement, severance, health, medical, disability, life insurance, welfare, deferred compensation, fringe benefit, employee loan (but excluding loans under a qualified 401(k) plan) or other benefit or compensatory plan, program, policy, practice, scheme, Contract or other arrangement that any Group Company maintains, sponsors, contributes to or is required to contribute to, or under or with respect to which any Group Company has any Liability, other than any plan sponsored or maintained by a Governmental Entity solely to the extent providing the minimum statutorily required level of compensation or benefits thereunder.

“Environmental Laws” means all Laws and Orders concerning pollution, protection of the environment, or human health or safety (to the extent related to exposure to Hazardous Substances).

“Equity Incentive Plan Proposal” has the meaning set forth in Section 5.8.

“Equity Securities” means any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“Equity Value” means $4,467,973,959 plus the aggregate exercise price for all in-the-money Company Equity Awards issued and outstanding as of immediately prior to the First Effective Time.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means each entity that is or was at any time treated as a single employer with such entity for purposes of Section 4001(b)(1) of ERISA or Section 414 of the Code.

“ESPP Proposal” has the meaning set forth in Section 5.8.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning set forth in Section 2.5(a).

“Exchange Fund” has the meaning set forth in Section 2.5(b).

“Federal Securities Laws” means the Exchange Act, the Securities Act and the other U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise.

“Financial Statements” has the meaning set forth in Section 3.4(a).

“First Certificate of Merger” has the meaning set forth in Section 2.1(b)(iii).

“First Effective Time” has the meaning set forth in Section 2.1(b)(iii).

“First Merger” has the meaning set forth in the recitals to this Agreement.

“Foreign Benefit Plan” means each Employee Benefit Plan maintained by any of the Group Companies for its current or former employees, officers, directors or other individual service providers located outside of the United States.

“Forward Purchase Agreement” means the Forward Purchase Agreement, dated as of October 29, 2020, between Dragoneer and Dragoneer Funding II LLC.

“Forward Purchase Shares” has the meaning set forth in the recitals to this Agreement.

“Fraud” means an act or omission by a Party, and requires: (a) a false or incorrect representation or warranty expressly set forth in this Agreement, (b) with actual knowledge (as opposed to constructive, imputed or implied knowledge) by the Party making such representation or warranty that such representation or warranty expressly set forth in this Agreement is false or incorrect, (c) an intention to deceive another Party, to induce him, her or it to enter into this Agreement, (d) another Party, in justifiable or reasonable reliance upon such false or incorrect representation or warranty expressly set forth in this Agreement, causing such Party to enter into this Agreement, and (e) another Party to suffer damage by reason of such reliance. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud or alleged fraud) based on negligence or recklessness.

“GAAP” means United States generally accepted accounting principles in effect from time to time.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a U.S. corporation are its certificate or articles of incorporation and by-laws, the “Governing Documents” of a U.S. limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a U.S. limited liability company are its operating or limited liability company agreement and certificate of formation and the “Governing Documents” of a Cayman Islands exempted company are its memorandum and articles of association.

“Governmental Entity” means any United States or non-United States (a) federal, state, local, provincial, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, governmental commission, branch, department, official, board, bureau, instrumentality or entity and any court or other tribunal) or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any arbitrator, arbitral tribunal or mediator (public or private).

“Group” has the meaning set forth in the definition of “Change of Control”.

“Group Companies” means, collectively, the Company and its Subsidiaries.

“Hazardous Substance” means any hazardous, toxic, explosive or radioactive material, substance or waste that is regulated by any Environmental Law, including any petroleum products or byproducts, asbestos, lead, polychlorinated biphenyls, per- and poly-fluoroakyl substances, or radon.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Indebtedness” means, as of any time, without duplication, with respect to any Person, the outstanding principal amount of, accrued and unpaid interest on, fees and expenses arising under or in respect of (a) indebtedness for borrowed money, (b) other obligations evidenced by any note, bond, debenture or other debt security, (c) obligations for the deferred purchase price of property or assets, including “earn-outs” and “seller notes” (but excluding any trade payables arising in the ordinary course of business), (d) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or other similar instruments, in each case, solely to the extent drawn, (e) leases required to be capitalized under GAAP, (f) derivative, hedging, swap, foreign exchange or similar arrangements, including swaps, caps, collars, hedges or similar arrangements, and (g) any of the obligations of any other Person of the type referred to in clauses (a) through (g) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such Indebtedness has been assumed by such Person. For the avoidance of doubt, Indebtedness does not include Company Expenses or Dragoneer Expenses.

“Intellectual Property Rights” means all intellectual property rights and related proprietary rights protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including all (a) patents and patent applications, industrial designs and design patent rights, including any continuations, divisionals, continuations-in-part and provisional applications and statutory invention registrations, and any patents issuing on any of the foregoing and any reissues, reexaminations, substitutes, supplementary protection certificates, extensions of any of the foregoing (collectively, “Patents”); (b) trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, Internet domain names, corporate names and other source or business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, extensions and renewals of any of the foregoing (collectively, “Marks”); (c) copyrights and works of authorship, and design rights, mask work rights and moral rights, whether or not registered or published, and all registrations, applications, renewals, extensions and reversions of any of any of the foregoing (collectively,

“Copyrights”); (d) trade secrets, know-how and confidential and proprietary information, including invention disclosures, inventions and formulae, whether patentable or not; (e) rights in or to Software or other technology; (f) database rights, including rights under the European Union Directive 96/9/EC and all other similar rights throughout the world, whether or not arising by statute, even when not a creative work of authorship or non-public (“Data Rights”); (g) rights of publicity; and (h) any other intellectual or proprietary rights protectable, arising under or associated with any of the foregoing, including those protected by any Law anywhere in the world.

“Intended Tax Treatment” has the meaning set forth in the recitals to this Agreement.

“Investment Company Act” means the Investment Company Act of 1940.

“Investors” has the meaning set forth in the recitals to this Agreement.

“Investor PIPE Financing” has the meaning set forth in the recitals to this Agreement.

“Investor PIPE Financing Amount” has the meaning set forth in the recitals to this Agreement.

“Investor Subscription Agreements” has the meaning set forth in the recitals to this Agreement.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Latest Balance Sheet” has the meaning set forth in Section 3.4(a).

“Law” means any federal, national, state, local, foreign, national, multi-national or supranational statute, law (including common law), act, ordinance, treaty, order, decree, rule, judgment, code, regulation or other binding directive or decision issued, promulgated or enforced by a Governmental Entity having jurisdiction over a given matter.

“Leased Real Property” has the meaning set forth in Section 3.18(b).

“Liability” or “liability” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law, Proceeding or Order and those arising under any Contract, agreement, arrangement, commitment or undertaking. Notwithstanding the foregoing or anything to the contrary herein, Liability shall not include any Company Expenses or Dragoneer Expenses.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien, license or sub-license, charge, or other similar encumbrance or interest (including, in the case of any Equity Securities, any voting, transfer or similar restrictions).

“Lookback Date” means the date which is two (2) years prior to the date of this Agreement.

“Marks” has the meaning set forth in the definition of Intellectual Property Rights.

“Material Contracts” has the meaning set forth in Section 3.7(a).

“Material Permits” has the meaning set forth in Section 3.6.

“Mergers” has the meaning set forth in the recitals to this Agreement.

“Merger Sub I” has the meaning set forth in the introductory paragraph to this Agreement.

“Merger Sub II” has the meaning set forth in the introductory paragraph to this Agreement.

“Minimum Cash Condition” has the meaning set forth in Section 6.1(h).

“Multiemployer Plan” has the meaning set forth in Section (3)37 or Section 4001(a)(3) of ERISA.

“Nasdaq” means The NASDAQ Global Select Market and any successor stock exchange or inter dealer quotation system operated by The Nasdaq Stock Market, LLC or any successor thereto.

“Nasdaq Proposal” has the meaning set forth in Section 5.8.

“Non-Party Affiliate” has the meaning set forth in Section 8.13.

“Off-the-Shelf Software” means any Software or Database products or services that are made generally and widely available to the public on a commercial basis and are licensed or provided as a service to any of the Group Companies on a non-exclusive basis under standard terms and conditions for a one-time license fee of less than $350,000 per agreement or ongoing cumulative fees and charges of less than $150,000 per year.

“Officers” has the meaning set forth in Section 5.16(a).

“Order” means any outstanding writ, order, judgment, injunction, award, ruling or decree entered, issued or rendered by any Governmental Entity.

“Other Class B Shareholders” means each holder of Dragoneer Class B Shares other than the Sponsor.

“Other Dragoneer Shareholder Approval” means the approval of each Other Transaction Proposal by the affirmative vote of the holders of the requisite number of Dragoneer Shares entitled to vote thereon, whether in person or by proxy at the Dragoneer Shareholders Meeting (or any adjournment, recess or postponement thereof), in accordance with the Governing Documents of Dragoneer and applicable Law.

“Other Transaction Proposal” means each Transaction Proposal, other than the Required Transaction Proposals.

“Parties” has the meaning set forth in the introductory paragraph to this Agreement.

“Patents” has the meaning set forth in the definition of Intellectual Property Rights.

“PCAOB” means the Public Company Accounting Oversight Board.

“Permits” means any approvals, authorizations, clearances, licenses, registrations, permits or certificates of a Governmental Entity.

“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not yet delinquent or are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (b) Liens for Taxes, assessments or other governmental charges not yet due and payable as of the Closing Date or which are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (c) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) that do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (d) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the use or occupancy of such real property or the operation of the businesses of the Group Company and do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (e) cash deposits or cash pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature, in each case in the ordinary course of business and which are not yet due and payable, (f) grants by any Group Company to customers of Company Products of non-exclusive rights in Intellectual Property Rights in the ordinary course of business and (g) other Liens that do not materially and adversely affect the value, use or operation of the asset subject thereto.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture, business trust, trust, Governmental Entity or other similar entity, whether or not a legal entity.

“Personal Data” means any data or information that identifies or is capable of being associated with an identified natural person, household, browser or device, and any other data or information that constitutes personal data or personal information under the Privacy and Security Requirements.

“Pre-Closing Dragoneer Holders” means the holders of Dragoneer Shares at any time prior to the First Effective Time.

“Privacy and Data Security Policies” has the meaning set forth in Section 3.20(a).

“Privacy Contracts” means all Material Contracts between any Group Company and any Person that govern the Processing of Personal Data.

“Privacy Laws” means Laws relating to the Processing or protection of Personal Data and that apply to the Group Companies, including but not limited to Security Breach notification laws, including but not limited to the California Consumer Privacy Act (CCPA), the Telephone Consumer Protection Act (“TCPA”), the Controlling the Assault of Non-Solicited Pornography

And Marketing Act (“CAN-SPAM”), the Payment Card Industry Data Security Standard (“PCI DSS”), the General Data Protection Regulation, the UK General Data Protection Regulation, applicable laws and regulations of the United Kingdom and each applicable European Union member state, in each case and to the extent applicable to the operation of the Group Companies, to the extent the Group Companies are legally required to comply.

“Privacy and Security Requirements” means any and all of the following to the extent applicable to Processing of Personal Data by or on behalf of the Group Companies or otherwise relating to privacy, data and cyber security, or Security Breach notification requirements, and in each case applicable to the Group Companies: (a) all applicable Privacy Laws, (b) provisions relating to Processing of Personal Data in all applicable Privacy Contracts, (c) all applicable Privacy and Data Security Policies and (d) to the extent applicable to the Group Companies, the Payment Card Industry Data Security Standard, issued by the Payment Card Industry Security Standards Council.

“Proceeding” means any litigation, action, audit, claim, complaint, charge, proceeding, suit, mediation, or arbitration (in each case, whether civil, criminal or administrative and whether public or private) pending by or before or otherwise involving any Governmental Entity.

“Process” (or “Processing” or “Processes”) means any operation or set of operations that is performed upon Personal Data or sets of Personal Data, whether or not by automatic means, such as the collection, compilation, receipt, access, acquisition, use, storage, processing, recording, distribution, transfer, import, export, protection (including security measures), destruction, disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).

“Prospectus” has the meaning set forth in Section 8.18.

“Public Shareholders” has the meaning set forth in Section 8.18.

“Public Software” means any Software that contains, includes, incorporates, or has instantiated therein, or is derived in any manner (in whole or in part) from, any Software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, including under any terms or conditions that impose any requirement that any Software using, linked with, incorporating, distributed with or derived from such Public Software (a) be made available or distributed in source code form; (b) be licensed for purposes of making derivative works; or (c) be redistributable at no, or a nominal, charge.

“Real Property Leases” means all leases, sub-leases, licenses or other agreements, in each case, pursuant to which any Group Company leases or sub-leases any real property.

“Registered Intellectual Property” means all issued Patents, pending Patent applications, registered Marks, pending applications for registration of Marks, registered Copyrights, pending applications for registration of Copyrights and Internet domain name registrations.

“Registration Statement / Proxy Statement” means a registration statement on Form S-4 relating to the transactions contemplated by this Agreement and the Ancillary Documents and containing a prospectus and proxy statement of Dragoneer and the Consent Solicitation Statement.

“Representatives” means with respect to any Person, such Person’s Affiliates and its and such Affiliates’ respective directors, managers, officers, employees, accountants, consultants, advisors, attorneys, agents and other representatives.

“Required Dragoneer Shareholder Approval” means the approval of each Required Transaction Proposal by the affirmative vote of the holders of the requisite number of Dragoneer Shares entitled to vote thereon, whether in person or by proxy at the Dragoneer Shareholders Meeting (or any adjournment, recess or postponement thereof), in accordance with the Governing Documents of Dragoneer and applicable Law.

“Required Transaction Proposals” means, collectively, the Business Combination Proposal, the Domestication Proposal, the Nasdaq Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and the Charter Proposal.

“Rollover Option” has the meaning set forth in Section 2.4(a).

“Sanctions and Export Control Laws” means any applicable Law related to (a) import and export controls, including the U.S. Export Administration Regulations, (b) economic sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union, any European Union Member State, the United Nations, and Her Majesty’s Treasury of the United Kingdom or (c) anti-boycott measures.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Schedules” means, collectively, the Company Disclosure Schedules and the Dragoneer Disclosure Schedules.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Certificate of Merger” has the meaning set forth in Section 2.1(b)(iii).

“Second Effective Time” has the meaning set forth in Section 2.1(b)(iii).

“Second Merger” has the meaning set forth in the recitals to this Agreement.

“Securities Act” means the U.S. Securities Act of 1933.

“Securities Laws” means Federal Securities Laws and other applicable foreign and domestic securities or similar Laws.

“Security Breach” means any (i) unauthorized acquisition of, access to, or loss of, or misuse (by any means) of, Personal Data; (ii) unauthorized or unlawful Processing, sale or rental of Personal Data; or (iii) other act or omission that compromises the security or confidentiality of Personal Data.

“Shareholder Rights Agreements” has the meaning set forth in the recitals to this Agreement.

“Significant Customer” has the meaning set forth in Section 3.21(a).

“Significant Supplier” has the meaning set forth in Section 3.21(b).

“Signing Filing” has the meaning set forth in Section 5.4(b).

“Signing Press Release” has the meaning set forth in Section 5.4(b).

“Software” means any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (c) descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (d) all documentation, including user manuals and other training documentation, related to any of the foregoing.

“Sponsor” has the meaning set forth in the recitals to this Agreement.

“Sponsor Letter Agreement” has the meaning set forth in the recitals to this Agreement.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other legal entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Supporting Company Shareholders” has the meaning set forth in the recitals to this Agreement.

“Surviving Company” has the meaning set forth in the recitals to this Agreement.

“Surviving Company Share” has the meaning set forth in Section 2.1(b)(vii).

“Surviving Entity” has the meaning set forth in the recitals to this Agreement.

“Tax” means any federal, state, local or non-United States income, gross receipts, franchise, estimated, alternative minimum, sales, use, transfer, value added, excise, stamp, customs, duties, ad valorem, real property, personal property (tangible and intangible), capital stock, social security, unemployment, payroll, wage, employment, severance, occupation, registration, environmental, communication, mortgage, profits, license, lease, service, goods and services, withholding, premium, unclaimed property, escheat, turnover, windfall profits or other taxes of any kind whatever, whether computed on a separate or combined, unitary or consolidated basis or in any other manner, together with any interest, deficiencies, penalties, additions to tax, or additional amounts imposed by any Governmental Entity with respect thereto, whether disputed or not, and including any secondary Liability for any of the aforementioned.

“Tax Authority” means any Governmental Entity responsible for the collection or administration of Taxes or Tax Returns.

“Tax Return” means returns, information returns, statements, declarations, claims for refund, schedules, attachments and reports relating to Taxes required to be filed with any Governmental Entity.

“Termination Date” has the meaning set forth in Section 7.1(d).

“Transaction Litigation” has the meaning set forth in Section 5.2(d).

“Transaction Proposals” has the meaning set forth in Section 5.8.

“Transaction Share Consideration” means an aggregate number of Dragoneer Shares equal to (a) the Equity Value, divided by (b) the Dragoneer Share Value.

“Transaction Support Agreement Deadline” has the meaning set forth in Section 5.13(a).

“Transaction Support Agreements” has the meaning set forth in the recitals to this Agreement.

“Trust Account” has the meaning set forth in Section 8.18.

“Trust Account Released Claims” has the meaning set forth in Section 8.18.

“Trust Agreement” has the meaning set forth in Section 4.8.

“Trustee” has the meaning set forth in Section 4.8.

“Union” has the meaning set forth in Section 3.14(d).

“Unpaid Company Expenses” means the Company Expenses that are unpaid as of immediately prior to the Closing.

“Unpaid Dragoneer Expenses” means the Dragoneer Expenses that are unpaid as of immediately prior to the Closing.

“Unpaid Expenses” means all Unpaid Company Expenses and all Unpaid Dragoneer Expenses.

“VEP” means Vista Equity Partners Management, LLC, a Delaware limited liability company.

“WARN” means the Worker Adjustment Retraining and Notification Act of 1988, as well as analogous applicable state or local Laws.

“Willful Breach” means a material breach that is a consequence of an act undertaken or a failure to act by the breaching party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement.

ARTICLE 2

MERGERS

Section 2.1 Closing Transactions. On the terms and subject to the conditions set forth in this Agreement, the following transactions shall occur in the order set forth in this Section 2.1:

(a) Domestication. On the Closing Date prior to the First Effective Time, Dragoneer shall cause the Domestication to occur in accordance with Section 388 of the DGCL and the Cayman Islands Act (the time the Domestication becomes effective being referred to herein as the “Domestication Effective Time”). In connection with the Domestication, (i) each Dragoneer Class A Share and each Dragoneer Class B Share that is issued and outstanding immediately prior to the Domestication shall become one share of common stock, par value $0.0001 per share, of Dragoneer, (ii) each Forward Purchase Share shall become one share of common stock, par value $0.0001 per share, of Dragoneer, (iii) the Governing Documents of Dragoneer shall be amended and restated such that the certificate of incorporation of Dragoneer shall be substantially in the form attached hereto as Exhibit E (the “Dragoneer Certificate of Incorporation”), and the bylaws of Dragoneer shall be substantially in the form attached hereto as Exhibit F (the “Dragoneer Bylaws”), and (iv) Dragoneer’s name shall be changed as determined by the Company in its sole discretion; provided, however, that, in the case of clause (iv), each of the Parties acknowledges and agrees that each of the Dragoneer Certificate of Incorporation and the Dragoneer Bylaws shall be appropriately revised so as not to implement any amendments to the Governing Documents of Dragoneer contemplated by the Dragoneer Certificate of Incorporation and the Dragoneer Bylaws that are not adopted and approved by the Pre-Closing Dragoneer Holders at the Dragoneer Shareholders Meeting (other than, for the avoidance of doubt, the amendments to the Governing Documents of Dragoneer that are contemplated by the Charter Proposal).

(b) The Mergers.

(i) On the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, on the Closing Date promptly following the Domestication Effective Time, Merger Sub I and the Company shall consummate the First Merger, pursuant to which Merger Sub I shall be merged with and into the Company, following which the separate corporate existence of Merger Sub I shall cease and the Company shall continue as the Surviving Company after the First Merger and as a direct, wholly owned Subsidiary of Dragoneer (provided that references to the Company for periods after the First Effective Time until the Second Effective Time shall include the Surviving Company).

(ii) On the terms and subject to the conditions set forth in this Agreement and in accordance with the DLLCA, at the Second Effective Time, the Surviving Company shall be merged with and into Merger Sub II, following which the separate corporate existence of the Surviving Company shall cease and Merger Sub II shall continue as the Surviving Entity after the Second Merger and as a direct, wholly owned subsidiary of Dragoneer (provided that references to the Company or the Surviving Company for periods after the Second Effective Time shall include the Surviving Entity).

(iii) At the Closing (but in any event after the Domestication Effective Time), the parties hereto shall consummate the First Merger by causing a certificate of merger, in the form attached hereto as Exhibit G (the “First Certificate of Merger”), to be executed and filed with the Secretary of State of the State of Delaware. The First Merger shall become effective on the date and at the time at which the First Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware or at such later date and/or time as is agreed by Dragoneer and the Company and specified in the First Certificate of Merger (the time the First Merger becomes effective being referred to herein as the “First Effective Time”). As soon as practicable following the First Effective Time and in any case on the same day as the First Effective Time, the Surviving Company and Merger Sub II shall consummate the Second Merger by causing a certificate of merger, in the form attached hereto as Exhibit H (the “Second Certificate of Merger” and, together with the First Certificate of Merger, the “Certificates of Merger”), to be executed and filed with the Secretary of State of the State of Delaware. The Second Merger shall become effective on the date and at the time at which the Second Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware or at such later date and/or time as is agreed by Dragoneer and the Company and specified in the Second Certificate of Merger (the time the Second Merger becomes effective being referred to herein as the “Second Effective Time”).

(iv) The Mergers shall have the effects set forth in Section 251 of the DGCL and Section 209 of the DLLCA. Without limiting the generality of the foregoing, and subject thereto, (x) at the First Effective Time, all of the assets, properties, rights, privileges, powers and franchises of the Company and Merger Sub I shall vest in the Surviving Company and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub I shall become the debts, liabilities, obligations and duties of the Surviving Company, in each case, in accordance with the DGCL, and (y) at the Second Effective Time, all of the assets, properties, rights, privileges, powers and franchises of the Surviving Company and Merger Sub II shall vest in the Surviving Entity and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Surviving Company and Merger Sub II shall become the debts, liabilities, obligations and duties of the Surviving Entity, in each case, in accordance with the DLLCA.

(v) At the First Effective Time, the Governing Documents of Merger Sub I shall be the Governing Documents of the Surviving Company, except that the name of the Surviving Company shall be changed as determined by the Company in its sole discretion, in each case, until thereafter changed or amended as provided therein or by applicable Law. At the Second Effective Time, the Governing Documents of Merger Sub II shall be the Governing Documents of the Surviving Entity, except that the name of the Surviving Entity shall be changed as determined by the Company in its sole discretion, in each case, until thereafter changed or amended as provided therein or by applicable Law.

(vi) At the First Effective Time, the directors and officers of the Company immediately prior to the First Effective Time shall be the initial directors and officers of the Surviving Company, each to hold office in accordance with the Governing Documents of the Surviving Company until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal. At the Second Effective Time, the board of managers and officers of the Surviving Entity shall be the board of managers and officers as set forth in the amended and restated operating agreement of the Surviving Entity.

(vii) At the First Effective Time, by virtue of the First Merger and without any action on the part of any Party or any other Person, each share of capital stock of Merger Sub I issued and outstanding immediately prior to the First Effective Time shall be automatically cancelled and extinguished and converted into one share of common stock, par value $0.0001, of the Surviving Company (each such share, a “Surviving Company Share”).

(viii) At the First Effective Time, by virtue of the First Merger and without any action on the part of any Party or any other Person, each Company Share (other than the Company Shares cancelled and extinguished pursuant to Section 2.1(b)(viii) and other than Dissenting Shares) issued and outstanding as of immediately prior to the First Effective Time shall be automatically canceled and extinguished and converted into the right to receive a number of Dragoneer Shares set forth on the Allocation Schedule. From and after the First Effective Time, each Company Shareholder’s certificates (the “Certificates”) evidencing ownership of the Company Shares and the Company Shares held in book-entry form issued and outstanding immediately prior to the First Effective Time shall each cease to have any rights with respect to such Company Shares except as otherwise expressly provided for herein or under applicable Law.

(ix) At the First Effective Time, by virtue of the First Merger and without any action on the part of any Party or any other Person, each Company Share held immediately prior to the First Effective Time by the Company as treasury stock shall be automatically canceled and extinguished, and no consideration shall be paid with respect thereto.

(x) At the Second Effective Time, by virtue of the Second Merger and without any action on the part of any Party or any other Person, (a) each share of common stock of the Surviving Company issued and outstanding as of immediately prior to the Second Effective Time shall be automatically canceled and extinguished and shall cease to exist without any conversion thereof or payment therefor, and (b) the limited liability company interests of Merger Sub II outstanding as of immediately prior to the Second Effective Time shall be converted into and become the limited liability company interests of the Surviving Entity, which shall constitute one hundred percent (100%) of the outstanding equity of the Surviving Entity. From and after the Second Effective Time, the limited liability company interests of Merger Sub II shall be deemed for all purposes to represent the number of membership interests into which they were converted in accordance with the immediately preceding sentence.

Section 2.2 Closing of the Transactions Contemplated by this Agreement. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place electronically by exchange of the closing deliverables by the means provided in Section 8.11 as promptly as reasonably practicable, but in no event later than the third (3rd) Business Day, following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions at the Closing) or at such other place, date and/or time as Dragoneer and the Company may agree in writing. The date on which the Closing actually occurs is referred to herein as the “Closing Date”.

Section 2.3 Allocation Schedule. No later than three (3) Business Days prior to the Closing Date, the Company shall deliver to Dragoneer an allocation schedule (the “Allocation Schedule”) setting forth (a) the number of Company Shares held by each Company Shareholder, the number of Company Shares subject to each Company Equity Award held by each holder thereof, as well as the vesting terms and schedule of such awards as of immediately prior to the First Effective Time, and, in the case of the Company Options, the exercise price thereof, the date of grant, the vesting commencement date, the expiration date, and the portion that is vested and the portion that is unvested, (b) the number of Dragoneer Shares that will be subject to each Rollover Option and the exercise price thereof at the First Effective Time, as well as the exchange ratio on which such calculations are based (which shall, for the avoidance of doubt, be the same exchange ratio for each calculation pursuant to this clause (b)), (c) the portion of the Transaction Share Consideration allocated to each Company Shareholder (assuming such Company Shareholder does not hold any Dissenting Shares) and each holder of a Company Equity Award (provided that no Transaction Share Consideration shall be allocated to out-of-money Company Equity Awards (if any)), and (d) a certification, duly executed by an authorized officer of the Company, that (i) the information delivered pursuant to clauses (a), (b), and (c) is, and will be as of immediately prior to the First Effective Time, true and correct in all respects and in accordance with the last sentence of this Section 2.3 and (ii) the Company has performed, or otherwise complied with, as applicable, its covenants and agreements set forth in Section 2.4(c) and Section 5.13(d). The Company will review any comments to the Allocation Schedule provided by Dragoneer or any of its Representatives and consider in good faith any reasonable comments proposed by Dragoneer or any of its Representatives. Notwithstanding the foregoing or anything to the contrary herein, (A) the aggregate number of Dragoneer Shares that each Company Shareholder will have a right to receive pursuant to Section 2.1(b)(viii) will be rounded down to the nearest whole share, (B) in no event shall the aggregate number of Dragoneer Shares set forth on the Allocation Schedule that are allocated in respect of Company Shares (including Dissenting Shares) and Company Equity Awards exceed the Transaction Share Consideration or be paid in respect of any Equity Securities of the Company not accurately set forth on Section 3.2(a) of the Company Disclosure Schedules or issued or granted in violation of Section 5.1(b) and (C) in no event shall the Allocation Schedule (or the calculations or determinations therein) breach, as applicable, any applicable Law, the Governing Documents of the Company, the Company Shareholders Agreement, the Company Equity Plan or any other Contract to which the Company is a party or bound (taking into account, for the avoidance of doubt, any actions taken by the Company pursuant to Section 2.4(c) and Section 5.13(d)).

Section 2.4 Treatment of Awards under the Company Equity Plan.

(a) At the First Effective Time, by virtue of the First Merger and without any action of any Party or any other Person (but subject to, in the case of the Company, Section 2.4(d)), each Company Option (whether vested or unvested) shall cease to represent the right to purchase

Company Shares and shall be canceled in exchange for an option to purchase Dragoneer Shares under the Dragoneer Incentive Equity Plan (each, a “Rollover Option”) in an amount, at an exercise price and subject to such terms and conditions, in each case, as set forth on the Allocation Schedule. Each Rollover Option shall be subject to the same terms and conditions (including applicable vesting, expiration and forfeiture provisions) that applied to the corresponding Company Option immediately prior to the First Effective Time, except for (i) terms rendered inoperative by reason of the transactions contemplated by this Agreement (including any anti-dilution or other similar provisions that adjust the number of underlying shares that could become exercisable subject to the options) and (ii) such other immaterial administrative or ministerial changes as the Dragoneer Board (or the compensation committee of the Dragoneer Board) may determine in good faith are appropriate to effectuate the administration of the Rollover Options. Such conversion shall occur in a manner intended to comply with the requirements of Section 409A of the Code.

(b) At the First Effective Time, after taking into account treatment of Company Options under Section 2.4(a), the Company Equity Plan shall terminate and all Company Equity Awards (whether vested or unvested) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder thereof shall cease to have any rights with respect thereto or under the Company Equity Plan, except as otherwise expressly provided for in this Section 2.4.

(c) Prior to the Closing, the Company shall take, or cause to be taken, all necessary or appropriate actions under the Company Equity Plan (and the underlying grants, awards or similar agreements) or otherwise to give effect to the provisions of this Section 2.4.

Section 2.5 Deliverables

(a) As promptly as reasonably practicable following the date of this Agreement, but in no event later than ten (10) Business Days prior to the Closing Date, Dragoneer shall appoint Continental (or its applicable Affiliate) as an exchange agent (the “Exchange Agent”) and enter into an exchange agent agreement with the Exchange Agent for the purpose of exchanging Certificates, if any, representing the Company Shares and each Company Share held in book-entry form on the stock transfer books of the Company immediately prior to the First Effective Time, in either case, for the portion of the Transaction Share Consideration issuable in respect of such Company Shares pursuant to Section 2.1(b)(viii) and on the terms and subject to the other conditions set forth in this Agreement. Notwithstanding the foregoing or anything to the contrary herein, in the event that Continental is unable or unwilling to serve as the Exchange Agent, then Dragoneer and the Company shall, as promptly as reasonably practicable thereafter, but in no event later than the Closing Date, mutually agree upon an exchange agent (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), Dragoneer shall appoint and enter into an exchange agent agreement with such exchange agent, who shall for all purposes under this Agreement constitute the Exchange Agent, in form and substance reasonably satisfactory to the Company.

(b) At the First Effective Time, Dragoneer shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the Company Shareholders and for exchange in accordance with this Section 2.5 through the Exchange Agent, evidence of Dragoneer Shares in book-entry form representing the portion of the Transaction Share Consideration issuable pursuant to Section

2.1(b)(viii) in exchange for the Company Shares outstanding immediately prior to the First Effective Time. All shares in book-entry form representing the portion of the Transaction Share Consideration issuable pursuant to Section 2.1(b)(viii) deposited with the Exchange Agent shall be referred to in this Agreement as the “Exchange Fund”.

(c) Each Company Shareholder whose Company Shares have been converted into the right to receive a portion of the Transaction Share Consideration pursuant to Section 2.1(b)(viii) shall be entitled to receive the portion of the Transaction Share Consideration to which he, she or it is entitled on the Closing Date.

(d) Dragoneer and the Company shall take all necessary actions to cause the applicable portion of the Transaction Share Consideration to be issued to the applicable Company Shareholder in book-entry form on the Closing Date.

(e) If any portion of the Transaction Share Consideration is to be issued to a Person other than the Company Shareholder in whose name the surrendered Certificate or the transferred Company Share in book-entry form is registered, it shall be a condition to the issuance of the applicable portion of the Transaction Share Consideration that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Company Share in book-entry form shall be properly transferred and (ii) the Person requesting such consideration pay to the Exchange Agent any transfer Taxes required as a result of such consideration being issued to a Person other than the registered holder of such Certificate or Company Share in book-entry form or establish to the satisfaction of the Exchange Agent that such transfer Taxes have been paid or are not payable.

(f) No interest will be paid or accrued on the Transaction Share Consideration (or any portion thereof). From and after the First Effective Time, until surrendered or transferred, as applicable, in accordance with this Section 2.5, each Company Share (other than, for the avoidance of doubt, the Company Shares cancelled and extinguished pursuant to Section 2.1(b)(ix)) shall solely represent the right to receive a portion of the Transaction Share Consideration to which such Company Share is entitled to receive pursuant to Section 2.1(b)(viii).

(g) At the First Effective Time, the stock transfer books of the Company shall be closed and there shall be no transfers of Company Shares that were outstanding immediately prior to the First Effective Time.

(h) Any portion of the Exchange Fund that remains unclaimed by the Company Shareholders twelve (12) months following the Closing Date shall be delivered to Dragoneer or as otherwise instructed by Dragoneer, and any Company Shareholder who has not exchanged his, her or its Company Shares for the applicable portion of the Transaction Share Consideration in accordance with this Section 2.5 prior to that time shall thereafter look only to Dragoneer for the issuance of the applicable portion of the Transaction Share Consideration, without any interest thereon. None of Dragoneer, the Surviving Company, the Surviving Entity or any of their respective Affiliates shall be liable to any Person in respect of any consideration delivered to a public official pursuant to any applicable abandoned property, unclaimed property, escheat, or similar Law. Any portion of the Transaction Share Consideration remaining unclaimed by the Company Shareholders immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of Dragoneer free and clear of any claims or interest of any Person previously entitled thereto.

Section 2.6 Withholding. Dragoneer, the Group Companies and the Exchange Agent shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any consideration payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax Law. To the extent that amounts are so withheld and timely remitted to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. The Parties shall cooperate in good faith to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding).

Section 2.7 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Company Shares outstanding immediately prior to the First Effective Time and owned by a holder who is entitled to demand and has properly demanded appraisal for such shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such shares, “Dissenting Shares”) shall not be converted into the right to receive any portion of the Transaction Share Consideration, and shall instead represent the right to receive payment of the fair value of such Dissenting Shares in accordance with and to the extent provided by Section 262 of the DGCL. At the First Effective Time, (a) all Dissenting Shares shall be cancelled, extinguished and cease to exist and (b) the holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under the DGCL. If any such holder fails to perfect or otherwise waives, withdraws or loses such holder’s right to appraisal under Section 262 of the DGCL or other applicable Law, then the right of such holder to be paid the fair value of such Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted, as of the First Effective Time, into and shall be exchangeable solely for the right to receive the consideration in accordance with this Article II. The Company shall give Dragoneer prompt notice of any demands received by the Company for appraisal of Company Shares, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Dragoneer shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the First Effective Time, the Company shall not, except with the prior written consent of Dragoneer, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise comply with the provisions under Section 262 of the DGCL, or agree or commit to do any of the foregoing.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES RELATING TO THE GROUP COMPANIES

Subject to Section 8.8, except as set forth in the Company Disclosure Schedules, the Company hereby represents and warrants to the Dragoneer Parties as follows:

Section 3.1 Organization and Qualification.

(a) Each Group Company is a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable). Section 3.1(a) of the Company Disclosure Schedules sets forth the jurisdiction of formation or organization (as applicable) for each Group Company. Each Group Company has the requisite corporate, limited liability company or other applicable business entity power and authority to own, lease and operate its properties and to carry on its businesses as presently conducted, except where the failure to have such power or authority would not have a Company Material Adverse Effect.

(b) True and complete copies of the Governing Documents of the Company and the Company Shareholders Agreement have been made available to Dragoneer, in each case, as amended and in effect as of the date of this Agreement. The Governing Documents of the Company and the Company Shareholders Agreement are in full force and effect, and the Company is not in breach or violation of any provision set forth in its Governing Documents or in material breach of the Company Shareholders Agreement.

(c) Each Group Company is duly qualified or licensed to transact business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Company Material Adverse Effect.

Section 3.2 Capitalization of the Group Companies.

(a) Section 3.2(a) of the Company Disclosure Schedules sets forth a true and complete statement as of the date of this Agreement of (i) the number and class or series (as applicable) of all of the Equity Securities of the Company issued and outstanding, (ii) the identity of the Persons that are the record and beneficial owners thereof and (iii) with respect to each Company Equity Award, (A) the date of grant, (B) any applicable vesting commencement date, (C) any applicable exercise (or similar) price, (D) the expiration date, (E) any vested and unvested Equity Securities as of the date of this Agreement and (F) any applicable vesting schedule. All of the Equity Securities of the Company have been duly authorized and validly issued. All of the outstanding Company Shares are fully paid and non-assessable and there is no other capital stock of the Company outstanding. The Equity Securities of the Company (1) were not issued in violation of the Governing Documents of the Company or the Company Shareholders Agreement or any other Contract to which the Company is party or bound, (2) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person and (3) have been offered, sold and issued in compliance with applicable Law, including Securities Laws. Except for the Company Equity Awards set forth on Section 3.2(a) of the Company Disclosure Schedules or the Company Equity Awards either permitted by Section 5.1(b) or issued, granted or entered into in accordance with Section 5.1(b), the Company has no outstanding (x) equity appreciation, phantom equity or profit participation rights or (y) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require the Company, and no obligation of the Company, to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Company. All Company Options were granted in compliance with the Company Equity Plan and applicable Laws, and the exercise price per share of Company Shares underlying each Company Option was equal to or greater than the fair market value of such Company Shares (as determined in accordance with Treasury Regulation section 1.409A-1(b)(5)(iv)(B)(2)) underlying such Company Option as of the grant date.

(b) The Equity Securities of the Company are free and clear of all Liens (other than transfer restrictions under applicable Securities Law or under the Company Shareholders Agreement). Except for the Company Shareholders Agreement, there are no voting trusts, proxies or other Contracts to which the Company is a party with respect to the voting or transfer of the Company’s Equity Securities.

(c) Section 3.2(c) of the Company Disclosure Schedules sets forth a true and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of each Subsidiary of the Company issued and outstanding and (ii) the identity of the Persons that are the record and beneficial owners thereof. There are no outstanding (A) equity appreciation, phantom equity, or profit participation rights or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require any Subsidiary of the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Subsidiaries of the Company. There are no voting trusts, proxies or other Contracts with respect to the voting or transfer of any Equity Securities of any Subsidiary of the Company.

(d) None of the Group Companies owns or holds (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other Person or the right to acquire any such Equity Security, and none of the Group Companies are a partner or member of any partnership, limited liability company or joint venture.

(e) Section 3.2(e) of the Company Disclosure Schedules sets forth a list of all Indebtedness for borrowed money of the Group Companies as of the date of this Agreement, including the principal amount of such Indebtedness, the outstanding balance as of the date of this Agreement, and the debtor and the creditor thereof. As of the date of this Agreement, the Company is not aware of any Defaults or Events of Default (in each case, as defined in the Credit Agreement) that have occurred and are continuing under the Credit Agreement. As of the Closing, the Company is not aware of any Defaults or Events of Default (in each case, as defined in the Credit Agreement) that have occurred and are continuing under the Credit Agreement.

Section 3.3 Authority. The Company has the requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of the Company Shareholder Written Consent, the execution and delivery of this Agreement, the Ancillary Documents to which the Company is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate action on the part of the Company. This Agreement and each Ancillary Document to which the Company is or will be a party has been or will be, upon execution thereof, as applicable, duly and validly executed and delivered by the Company and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of the Company (assuming that this Agreement and the Ancillary Documents to which the Company is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party thereto), enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

Section 3.4 Financial Statements; Undisclosed Liabilities.

(a) The Company has made available to Dragoneer a true and complete copy of (i) the audited consolidated balance sheets of Papay Holdco, LLC and its Subsidiaries as of December 31, 2018, December 31, 2019, December 31, 2020 and the related audited consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows of Papay Holdco, LLC and its Subsidiaries for each of the periods then ended and (ii) the unaudited consolidated balance sheet of Papay Holdco, LLC and its Subsidiaries as of March 31, 2021 (the “Latest Balance Sheet”) and the related unaudited consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows of Papay Holdco, LLC and its Subsidiaries for the period then ended (clauses (i) and (ii), collectively, the “Financial Statements”), each of which is attached as Section 3.4(a) of the Company Disclosure Schedules. Each of the Financial Statements (including the notes thereto) (A) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (B) fairly presents, in all material respects, the financial position, results of operations and cash flows of Papay Holdco, LLC and its Subsidiaries as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein.

(b) Except (i) as set forth on the face of the Latest Balance Sheet, (ii) for Liabilities incurred in the ordinary course of business since the date of the Latest Balance Sheet (none of which is a Liability for breach of contract, breach of warranty, tort, infringement or violation of Law), (iii) for Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of their respective covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby and (iv) for Liabilities that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, no Group Company has any Liabilities of the type required to be set forth on a balance sheet in accordance with GAAP.

(c) The Group Companies have established and maintain systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the Group Companies’ assets. The Group Companies maintain and, for all periods covered by the Financial Statements, have maintained books and records of the Group Companies in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of the Group Companies in all material respects.

(d) Except as set forth in Section 3.4(e) of the Company Disclosure Schedules, since the incorporation of the Company, no Group Company has determined or otherwise received any written complaint, allegation, assertion or claim that there is (i) “significant deficiency” in the internal controls over financial reporting of the Group Companies to the Company’s knowledge, (ii) a “material weakness” in the internal controls over financial reporting of the Group Companies to the Company’s knowledge or (iii) Fraud, whether or not material, that involves management or other employees of the Group Companies who have a significant role in the internal controls over financial reporting of the Group Companies.

Section 3.5 Consents and Requisite Governmental Approvals; No Violations.

(a) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of the Company with respect to the Company’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which the Company is or will be party or the consummation of the transactions contemplated by this Agreement or by the Ancillary Documents, except for (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) filing of the Certificates of Merger or (iv) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a Company Material Adverse Effect.

(b) Neither the execution, delivery or performance by the Company of this Agreement nor the Ancillary Documents to which the Company is or will be a party nor the consummation of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Company’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of (A) any Contract to which any Group Company is a party or (B) any Material Permits, (iii) violate, or constitute a breach under, any Order or applicable Law to which any Group Company or any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of any Group Company, except, in the case of any of clauses (ii) through (iv) above, as would not have a Company Material Adverse Effect.

Section 3.6 Permits. Each of the Group Companies has all Permits (the “Material Permits”) that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except where the failure to hold the same would not result in a Company Material Adverse Effect. Except as is not and would not reasonably be expected to be material to the Group Companies, taken as a whole, (i) each Material Permit is in full force and effect in accordance with its terms and (ii) no written notice of revocation, cancellation or termination of any Material Permit has been received by the Group Companies.

Section 3.7 Material Contracts.

(a) Section 3.7(a) of the Company Disclosure Schedules sets forth a list of the following Contracts (excluding any Employee Benefit Plan) to which a Group Company is, as of the date of this Agreement, a party (each Contract required to be set forth on Section 3.7(a) of the Company Disclosure Schedules, together with each of the Contracts entered into after the date of this Agreement that would be required to be set forth on Section 3.7(a) of the Company Disclosure Schedules if entered into prior to the execution and delivery of this Agreement, collectively, the “Material Contracts”):

(i) any Contract relating to Indebtedness of any Group Company or to the placing of a Lien (other than any Permitted Lien) on any material assets or properties of any Group Company;

(ii) any Contract under which any Group Company is lessee of or holds or operates, in each case, any tangible property (other than real property), owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed $2,000,000;

(iii) any Contract under which any Group Company is lessor of or permits any third party to hold or operate, in each case, any tangible property (other than real property), owned or controlled by such Group Company, except for any lease or agreement under which the aggregate annual rental payments do not exceed $2,000,000;

(iv) any joint venture, profit-sharing, partnership, collaboration, co-promotion, commercialization or research or development Contract, in each case, which requires, or would reasonably be expected to require (based on any occurrence, development, activity or event contemplated by such Contract), aggregate payments to or from any Group Company in excess of $5,000,000 over the life of the Contract;

(v) any Contract that (A) limits or purports to limit, in any material respect, the freedom of any Group Company to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit, in any material respect, the operations of Dragoneer or any of its Affiliates after the Closing, (B) contains any exclusivity, “most favored nation” or similar provisions, obligations or restrictions or (C) contains any other provisions restricting or purporting to restrict the ability of any Group Company to sell, manufacture, develop, commercialize, test or research products, directly or indirectly through third parties, or to solicit any potential employee or customer in any material respect or that would so limit or purports to limit, in any material respect, Dragoneer or any of its Affiliates after the Closing;

(vi) any Contract requiring any future capital commitment or capital expenditure (or series of capital expenditures) by any Group Company in an amount in excess of (A) $2,000,000 annually or (B) $5,000,000 over the life of the agreement;

(vii) any Contract requiring any Group Company to guarantee the Liabilities of any Person (other than the Company or a Subsidiary) or pursuant to which any Person (other than the Company or a Subsidiary) has guaranteed the Liabilities of a Group Company, in each case in excess of $2,000,000;

(viii) any Contract under which any Group Company has, directly or indirectly, made or agreed to make any loan, advance, or assignment of payment to any Person or made any capital contribution to, or other investment in, any Person;

(ix) any Contract required to be disclosed on Section 3.13(c) or Section 3.19 of the Company Disclosure Schedules;

(x) any Contract with any Person (A) pursuant to which any Group Company (or Dragoneer or any of its Affiliates after the Closing) may be required to pay material royalties, service fees, or other material contingent payments based on any research, development, sale, distribution or other similar occurrences, developments, activities or events or (B) under which any Group Company grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to license or any other similar rights with respect to any material Company Product or any material Company Owned Intellectual Property;

(xi) any Contract pursuant to which the Group Companies acquire or otherwise gain access to or the use of any material Company Data for an expenditure by the Group Companies in an amount in excess of (A) $2,000,000 annually or (B) $5,000,000 over the current term of the agreement;

(xii) any Contract for the disposition of any portion of the assets or business of any Group Company or for the acquisition by any Group Company of the assets or business of any other Person (other than acquisitions or dispositions made in the ordinary course of business), or under which any Group Company has any continuing obligation with respect to an “earn-out”, contingent purchase price or other contingent or deferred payment obligation;

(xiii) any settlement, conciliation or similar Contract (A) the performance of which would be reasonably likely to involve any material payments after the date of this Agreement, (B) with a Governmental Entity or (C) that imposes or is reasonably likely to impose, at any time in the future, any material, non-monetary obligations on any Group Company after the Closing (or Dragoneer or any of its Affiliates after the Closing); and

(xiv) any other Contract the performance of which requires either (A) annual payments to or from any Group Company in excess of $3,000,000 or (B) aggregate payments to or from any Group Company in excess of $7,000,000 over the life of the agreement and, in each case, that is not terminable by the applicable Group Company without penalty upon less than thirty (30) days’ prior written notice.

(b) (i) Each Material Contract is valid and binding on the applicable Group Company and, to the knowledge of the Company, the counterparty thereto, and is in full force and effect and (ii) the applicable Group Company and, to the knowledge of the Company, the counterparties thereto are not in material breach of, or default under, any Material Contract. Neither the announcement of the transactions contemplated hereby, the execution of this Agreement or any Ancillary Documents, nor the consummation of the transactions contemplated hereby will cause, bring about, or give rise to a right for any Person to terminate or cease to perform any Material Contract (or any portion thereof), or to alter, accelerate or otherwise adjust any material terms of any Material Contract (including payment terms).

Section 3.8 Absence of Changes. During the period beginning on March 31, 2021 and ending on the date of this Agreement, (a) no Company Material Adverse Effect has occurred and (b) except as expressly required by this Agreement, any Ancillary Document or in connection with the transactions contemplated hereby and thereby, (i) the Company has conducted its business in the ordinary course in all material respects and (ii) no Group Company has taken any action that would require the consent of Dragoneer if taken during the period from the date of this Agreement until the Closing pursuant to Section 5.1(b)(i), Section 5.1(b)(ix), Section 5.1(b)(xii), Section 5.1(b)(xv) or Section 5.1(b)(xvi).

Section 3.9 Litigation. As of the date of this Agreement, there is (and since the Lookback Date there has been) no Proceeding pending or, to the Company’s knowledge, threatened in writing against any Group Company that, if adversely decided or resolved, has been or would reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. Neither the Group Companies nor any of their respective properties or assets is subject to any material Order. As of the date of this Agreement, there are no material Proceedings by a Group Company pending against any other Person.

Section 3.10 Compliance with Applicable Law. Each Group Company (a) conducts (and for the last three (3) years has conducted) its business in accordance with all Laws and Orders applicable to such Group Company and is not in violation of any such Law or Order and (b) has in the last three (3) years not received any written communications from a Governmental Entity that alleges that such Group Company is not in compliance with any such Law or Order, except in each case of clauses (a) and (b), as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

Section 3.11 Employee Plans.

(a) Section 3.11(a) of the Company Disclosure Schedules sets forth a true and complete list of all material Employee Benefit Plans (including, for each such Employee Benefit Plan, its jurisdiction). With respect to each material Employee Benefit Plan, the Group Companies have provided Dragoneer with true and complete copies of the material documents pursuant to which the plan is maintained, funded and administered, including, as applicable: (i) all current plan documents governing such plan and all amendments thereto (or, to the extent unwritten, a summary of its material terms), (ii) the current summary plan description and any summaries of material modifications thereto; (iii) the three most recent annual report filed with the IRS (Form 5500-series) including all schedules and attachments thereto; (iv) each current related trust agreement or other funding arrangement (including insurance policies and stop loss insurance policies); (v) the most recent determination, advisory, or opinion letter from the IRS; (vi) the two most recent compliance testing results, including nondiscrimination testing; and (vii) all material, non-routine notices from or correspondence with any Governmental Entity relating to an Employee Benefit Plan received in the past six (6) years.

(b) No Group Company or any ERISA Affiliate thereof has any Liability (including any Liability on behalf of any ERISA Affiliate) with respect to or under: (i) a Multiemployer Plan; (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or a plan that is or was subject to Title IV of ERISA or Section 412 of the Code; (iii) a “multiple employer plan” within the meaning of Section of 413(c) of the Code or Section 210 of ERISA; or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. No Group Company has any Liabilities to provide any retiree or post-termination health or life insurance or other welfare-type benefits to any Person other than health continuation coverage pursuant to COBRA or similar Law and for which the recipient pays the full cost of coverage. No Group Company has any Liabilities by reason of at any time being considered a single employer under Section 414 of the Code with any other Person.

(c) Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has timely received a favorable determination or opinion or advisory letter from the Internal Revenue Service. None of the Group Companies has incurred (whether or not assessed) any penalty or Tax under Section 4980H, 4980B, 4980D, 6721 or 6722 of the Code.

(d) As of the date of this Agreement, there are no pending or, to the Company’s knowledge, threatened in writing claims or Proceedings with respect to any Employee Benefit Plan (other than routine claims for benefits). There have been no non-exempt “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and no breaches of fiduciary duty (as determined under ERISA) with respect to any Employee Benefit Plan. With respect to each Employee Benefit Plan, all material contributions, distributions, reimbursements and premium payments that are due have been timely made.

(e) The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not (alone or in combination with any other event) (i) result in any payment or benefit becoming due to or result in the forgiveness of any indebtedness of any current or former director, officer or employee of any of the Group Companies, (ii) increase the amount or value of any compensation or benefits payable to any such director, officer or employee of any of the Group Companies, (iii) result in the acceleration of the time of payment or vesting, or trigger any payment or funding of any compensation or benefits to any such director, officer or employee of any of the Group Companies, or (iv) result in any payments or benefits that, individually or in combination with any other payment or benefit, could result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code or in the imposition of an excise Tax under Section 4999 of the Code. The Group Companies have no material obligation to make a “gross-up” or similar payment in respect of any taxes that may become payable under Section 4999 or 409A of the Code.

(f) Each Foreign Benefit Plan that is required to be registered or intended to be tax exempt has been registered (and, where applicable, accepted for registration) and is tax exempt and has been maintained in good standing, to the extent applicable, with each Governmental Entity. No Foreign Benefit Plan is a “defined benefit plan” (as defined in ERISA, whether or not subject to ERISA) or has any material unfunded or underfunded Liabilities. All material contributions required to have been made by or on behalf of the Group Companies with respect to plans or arrangements maintained or sponsored a Governmental Entity (including severance, termination indemnities or other similar benefits maintained for employees outside of the U.S.) have been timely made or fully accrued.

Section 3.12 Environmental Matters. Except as would not have a Company Material Adverse Effect:

(a) None of the Group Companies have received any written notice or communication from any Governmental Entity or any other Person regarding any violation or a failure to comply with, any Environmental Laws.

(b) There is (and since the Lookback Date there has been) no Proceeding pending or, to the Company’s knowledge, threatened in writing against any Group Company pursuant to Environmental Laws.

(c) There has been no manufacture, release, treatment, storage, disposal, arrangement for disposal, transport or handling of, contamination by, or exposure of any Person to, any Hazardous Substances that has given rise to any Liability pursuant to Environmental Laws for any Group Company.

(d) The Group Companies have made available to Dragoneer copies of all material environmental, health and safety reports and documents that are in any Group Company’s possession or control relating to the current or former operations, properties or facilities of the Group Companies.

Section 3.13 Intellectual Property.

(a) Section 3.13(a) of the Company Disclosure Schedules sets forth a true and complete list of all currently issued or pending Company Registered Intellectual Property as of the date of this Agreement. Section 3.13(a) of the Company Disclosure Schedules lists, for each item of Company Registered Intellectual Property, as of the date of this Agreement (A) the record owner of such item, (B) the jurisdictions in which such item has been issued or registered or filed, (C) the issuance, registration or application date, as applicable, for such item and (D) the issuance, registration or application number, as applicable, for such item.

(b) As of the date of this Agreement, all necessary fees, maintenance, filings and renewals with respect to any material Company Registered Intellectual Property have been timely submitted to the relevant intellectual property office or Governmental Entity and Internet domain name registrars as necessary to maintain such material Company Registered Intellectual Property in full force and effect. As of the date of this Agreement, no issuance or registration obtained and no application filed by the Group Companies, in each case, for any Intellectual Property Right, has been cancelled, abandoned, allowed to lapse or not renewed, except where the applicable Group

Company has, in its reasonable business judgment, decided to cancel, abandon, allow to lapse or not renew such issuance, registration or application. As of the date of this Agreement there are no Proceedings pending, including litigations, interference, re-examination, inter partes review, reissue, opposition, nullity, or cancellation proceedings pending that relate to any of the material Company Registered Intellectual Property and, to the Company’s knowledge, no such Proceedings are threatened by any Governmental Entity or any other Person.

(c) A Group Company exclusively owns all right, title and interest in and to all Company Owned Intellectual Property used in and material to the business of each Group Company as currently conducted, free and clear of all Liens (other than Permitted Liens). For all Patents within the Company Owned Intellectual Property, each inventor on the Patent has assigned their rights, title, and interests in and to such Patents to a Group Company. No Group Company has (i) transferred ownership of, or granted any exclusive license or other exclusive right with respect to, any material Company Owned Intellectual Property to any other Person or (ii) granted any customer the right to use any material Company Product or service on anything other than a non-exclusive basis. Section 3.13(c) of the Company Disclosure Schedules sets forth a list of all current material Contracts for Company Licensed Intellectual Property as of the date of this Agreement under which any Group Company has been granted any license or covenant not to sue under, or otherwise has received or acquired any right (whether or not exercisable) or interest in, any material Company Licensed Intellectual Property, other than (A) licenses to, or rights to receive as a service, Off-the-Shelf Software, (B) licenses to Public Software, (C) Contracts with ancillary licenses where the licensing of or granting of rights in Intellectual Property Rights is not the primary purpose of such Contract and (D) non-disclosure agreements and licenses or other Contracts with employees, individual consultants or individual contractors that do not materially differ from the Group Companies’ form therefor that has been made available to Dragoneer. Except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, the applicable Group Company has valid rights under all Contracts for Company Licensed Intellectual Property to use, sell, license, receive as a service, provide as a service and otherwise exploit, as the case may be, all Company Licensed Intellectual Property licensed or otherwise provided pursuant to such Contracts as the same is currently used, sold, licensed, received as a service, provided as a service and otherwise exploited by such Group Company. The Company Owned Intellectual Property and the Company Licensed Intellectual Property, to the knowledge of the Company, constitute (x) all of the Intellectual Property Rights used or held for use by the Group Companies in the operation of their respective businesses, and (y) all Intellectual Property Rights necessary and sufficient to enable the Group Companies to conduct their respective businesses as currently conducted, in each case, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. The Company Registered Intellectual Property and, to the knowledge of the Company, the Company Licensed Intellectual Property are valid, subsisting and enforceable, and, to the Company’s knowledge, all of the Group Companies’ rights in and to the Company Registered Intellectual Property and the Company Owned Intellectual Property are valid and enforceable (in each case, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity), in each case, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(d) Each Group Company’s employees, consultants, advisors and independent contractors who independently or jointly contributed to or otherwise participated in the authorship, invention, creation, improvement, modification or development of any material Company Owned Intellectual Property (each such person, a “Creator”) used in the business of any Group Company since the Lookback Date have agreed to maintain and protect the trade secrets and confidential information of all Group Companies, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. Each Creator has assigned or agreed to a present assignment to such Group Company all Intellectual Property Rights authored, invented, created, improved, modified or developed by such Creator in the course of such Creator’s employment or other engagement with such Group Company, or such Company Owned Intellectual Property has vested in a Group Company by operation of Law, in each case, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. To the knowledge of the Company, no Person is in violation of any such confidentiality or Intellectual Property Rights assignment agreement in any material respect.

(e) Each Group Company has taken reasonable steps to safeguard and maintain the secrecy of any trade secrets, know-how and other confidential information owned or purported to be owned by such Group Company. Without limiting the foregoing, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, each Group Company has not disclosed any trade secrets, know-how or confidential information to any other Person unless such disclosure was under an appropriate written non-disclosure agreement containing appropriate limitations on use, reproduction and disclosure or such Person was bound under applicable Law to equivalent limitations. To the Company’s knowledge, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, there has not been since the Lookback Date any violation or unauthorized access to or disclosure of any trade secrets, know-how or confidential information of or in the possession of each Group Company, or violation of any written obligations with respect to such trade secrets, know-how or confidential information.

(f) Except as set forth in Section 3.13(f) of the Company Disclosure Schedules, none of the material Company Owned Intellectual Property is subject to any outstanding Order that materially restricts the use, sale, transfer, licensing, providing as a service or exploitation thereof by the Group Companies or affects the validity, use or enforceability of any such Company Owned Intellectual Property.

(g) Except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, neither the conduct of the business of the Group Companies nor any of the current Company Products offered, marketed, licensed, provided, sold, distributed or otherwise exploited by the Group Companies nor the design, development, manufacturing, reproduction, use, marketing, offer for sale, sale, importation, exportation, distribution, maintenance or other exploitation of any Company Product infringes, constitutes or results from an unauthorized use or misappropriation of or otherwise violates any valid Intellectual Property Rights of any other Person.

(h) Since the Lookback Date, there is no material Proceeding pending nor has any Group Company received any written charge, complaint, claim, demand, notice or other communications (i) alleging that a Group Company has infringed, misappropriated or otherwise violated any Intellectual Property Rights of any other Person, (ii) challenging the validity, enforceability, use or exclusive ownership of any Company Owned Intellectual Property or (iii) claiming that any Group Company must take a license under or refrain from using any Patent or consider the applicability of any Patents to any products or services of the Group Companies or to the conduct of the business of the Group Companies.

(i) To the Company’s knowledge, no Person is infringing, misappropriating, misusing, diluting or violating any material Company Owned Intellectual Property. Since the Lookback Date, no Group Company has made any claim against any Person alleging any infringement, misappropriation or other violation of any Company Owned Intellectual Property in any material respect.

(j) Each Group Company owns or has obtained, possesses and is in compliance with valid licenses or other rights to use all of the Software present on the Company IT Systems, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as whole. No Group Company has disclosed or delivered to any escrow agent or any other Person, other than employees or contractors who are subject to confidentiality obligations, any of the source code that is Company Owned Intellectual Property, and no other Person has the right, contingent or otherwise, to obtain access to or use any such source code, in each case, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. To the Company’s knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) will, or could reasonably be expected to, result in the delivery, license or disclosure of any source code that is owned or purported to be owned by a Group Company or otherwise constitutes Company Owned Intellectual Property to any Person who is not, as of the date the event occurs or circumstance or condition comes into existence, a current employee or contractor of a Group Company subject to confidentiality obligations with respect thereto.

(k) The Company IT Systems and Company Data are reasonably sufficient in all material respects for the immediate needs of the Group Companies and Company Products, including as to capacity. Since the Lookback Date, there has been no failure, substandard performance, or any data loss involving any Company IT System that has caused a material disruption to the Group Companies. To the Company’s knowledge, the Company IT Systems do not contain any malware or other processes or components intentionally designed to permit unauthorized access to, maliciously disable, encrypt or erase, or otherwise harm any Company IT Systems, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. Since the Lookback Date, the Group Companies have not received written notice of any audit in connection with any Contract pursuant to which they use any Company IT System owned by a third party or Company Data.

(l) No Group Company has accessed, used, modified, linked to, created derivative works from or incorporated into any proprietary Software that constitutes a Company Product or is otherwise considered Company Owned Intellectual Property and that is distributed to Persons outside of the Group Companies or its employees or contractors, any Public Software, in whole or in part, in each case in a manner that (i) requires any Company Owned Intellectual Property to be licensed, sold, disclosed, distributed, hosted or otherwise made available, including in source code form or for the purpose of making derivative works, for any reason, (ii) grants, or requires any Group Company to grant, the right to decompile, disassemble, reverse engineer or otherwise derive the source code or underlying structure of any Company Owned Intellectual Property, (iii) limits in any manner the ability to charge license fees, service fees or otherwise seek compensation in connection with the marketing, licensing, providing or distribution of any Company Owned Intellectual Property or (iv) otherwise imposes any limitation, restriction or condition on the right or ability of any Group Company to use, hold for use, license, provide, host, distribute or otherwise dispose of any Company Owned Intellectual Property, other than compliance with notice and attribution requirements, in each case, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(m) Each item of Company Owned Intellectual Property or material Company Licensed Intellectual Property will be owned or available for use by an applicable Group Company immediately subsequent to the Closing on identical terms and conditions as such Company Owned Intellectual Property or Company Licensed Intellectual Property was owned or available for use by the Group Companies immediately prior to the Closing, except as would not have a Company Material Adverse Effect.

Section 3.14 Labor Matters.

(a) None of the Group Companies has any material Liability for any past due wages or other compensation for services rendered by their employees and individual independent contractors that have come due and payable (including salaries, wage premiums, commissions, fees or bonuses), or any penalty or other sums for failure to pay such compensation in a timely manner. Since the Lookback Date, (i) none of the Group Companies has or has had any material Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security, social insurances or other similar benefits or obligations for any employees of any Group Company (other than routine payments to be made in the normal course of business and consistent with past practice); and (ii) the Group Companies have withheld all amounts required by applicable Law or by agreement to be withheld from wages, salaries and other payments to employees or individual independent contractors of each Group Company, except as has not and would not reasonably be expected to result in, individually or in the aggregate, material Liability to the Group Companies.

(b) The Group Companies are, and for the past three (3) years have been, in material compliance with all applicable Laws respecting employment and employment practices and terms and conditions of employment, including wages and hours and the classification and compensation of employees and individual independent contractors.

(c) Since the Lookback Date, (i) there has been no “mass layoff” or “plant closing” as defined by WARN implemented by any Group Company, and (ii) the Group Companies have not incurred any material Liability under WARN.

(d) No Group Company is a party to or bound by any collective bargaining agreement or other Contract with any labor organization, labor union, works council or other employee representative (each, a “Union”) nor is there any duty on the part of any Group Company to bargain or consult with, or provide notice to, any Union which is representing any employee of the Group Companies, in connection with the execution of this Agreement or the transactions contemplated by this Agreement. No employee of any Group Company is represented by a Union with respect to their employment with the Group Companies. Since the Lookback Date, there has been no actual or, to the Company’s knowledge, threatened unfair labor practice charge, material grievance, material labor arbitration, strike, lockout, concerted work stoppage or slowdown, picketing, hand billing or other material labor dispute against any Group Company. To the Company’s knowledge, since the Lookback Date, there have been no pending or threatened labor organizing activities with respect to any employees of any Group Company.

(e) No employee layoff, facility closure or shutdown (whether voluntary or by Order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages, or other material workforce changes affecting employees of the Group Companies has occurred since March 1 2021, or is, as of the date hereof, currently planned or announced, including as a result of COVID-19.

(f) To the Company’s knowledge, no executive who is a member of the executive committee of the Company or otherwise named in the Registration Statement / Proxy Statement or group of employees of any of the Group Companies has given notice of termination of employment or otherwise disclosed plans to terminate employment with any of the Group Companies within the twelve (12) month period following the date of this Agreement. No executive who is a member of the executive committee of the Company or otherwise named in the Registration Statement / Proxy Statement has been accused of any sexual harassment, sexual assault or other similar misconduct or sexual discrimination in connection with his or her employment with the Group Companies or, to the Company’s knowledge, otherwise during the last three (3) years.

Section 3.15 Insurance. Section 3.15 of the Company Disclosure Schedules sets forth a list of all material policies of fire, liability, workers’ compensation, property, casualty and other forms of insurance owned or held by any Group Company as of the date of this Agreement. All such policies are in full force and effect, all premiums due and payable thereon as of the date of this Agreement have been paid in full as of the date of this Agreement, and true and complete copies of all such policies have been made available to Dragoneer. As of the date of this Agreement, no claim by any Group Company is pending under any such policies as to which coverage has been denied or disputed, or rights reserved to do so, by the underwriters thereof, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

Section 3.16 Tax Matters.

(a) Each Group Company has prepared and filed all material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and each Group Company has paid all material Taxes required to have been paid by it regardless of whether shown on a Tax Return.

(b) Each Group Company has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third-party.

(c) No Group Company is currently the subject of a Tax audit or examination with respect to material Taxes. No Group Company has been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed in each case with respect to material Taxes.

(d) No Group Company has consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business.

(e) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to a Group Company which agreement or ruling would be effective after the Closing Date.

(f) No Group Company is or has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(g) There are no Liens for material Taxes on any assets of the Group Companies other than Permitted Liens.

(h) During the two (2)-year period ending on the date of this Agreement, no Group Company was a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code.

(i) No Group Company (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was a Group Company or any of its current Affiliates) or (ii) has any material Liability for the Taxes of any Person (other than a Group Company or any of its current Affiliates) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-United States Law), as a transferee or successor or by Contract (other than any Contract the principal purpose of which does not relate to Taxes).

(j) No written claims have ever been made by any Tax Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation or to a Tax Return filing requirement by that jurisdiction, which claims have not been resolved or withdrawn.

(k) No Group Company is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than one that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes) and no Group Company is a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.

(l) Each Group Company is tax resident only in its country of formation.

(m) No Group Company has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(n) No Group Company has taken or agreed to take any action not contemplated by this Agreement and/or any Ancillary Document that could reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment. To the knowledge of the Company, no facts or circumstances exist, other than any facts or circumstances to the extent that such facts or circumstances exist or arise as a result of or related to any act or omission occurring after the signing date of any Dragoneer Party or any of their respective Affiliates not contemplated by this Agreement and/or any of the Ancillary Documents, that could reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment.

Section 3.17 Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 3.17 of the Company Disclosure Schedules (which fees shall be the sole responsibility of the Company, except as otherwise provided in Section 8.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates for which any of the Group Companies has any obligation.

Section 3.18 Real and Personal Property.

(a) Owned Real Property. No Group Company owns, or has ever owned, any real property.

(b) Leased Real Property. Section 3.18(b) of the Company Disclosure Schedules sets forth a true and complete list (including street addresses) of all real property leased by any of the Group Companies (the “Leased Real Property”) and all Real Property Leases pursuant to which any Group Company is a tenant or landlord as of the date of this Agreement. True and complete copies of all such Real Property Leases have been made available to Dragoneer. Each Real Property Lease is in full force and effect and is a valid, legal and binding obligation of the applicable Group Company party thereto, enforceable in accordance with its terms against such Group Company and, to the Company’s knowledge, each other party thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). There is no material breach or default by any Group Company or, to the Company’s knowledge, any third party under any Real Property Lease, and, to the Company’s knowledge, no event has occurred which (with or without notice or lapse of time or both) would constitute a material breach or default or would permit termination of, or a material modification or acceleration thereof by any party to such Real Property Leases.

(c) Personal Property. Each Group Company has good, marketable and indefeasible title to, or a valid leasehold interest in or license or right to use, all of the material tangible assets and tangible properties of the Group Companies reflected in the Financial Statements or thereafter acquired by the Group Companies, except for assets disposed of in the ordinary course of business.

Section 3.19 Transactions with Affiliates. To the knowledge of the Company, Section 3.19 of the Company Disclosure Schedules sets forth all Contracts between (a) any Group Company, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of any Group Company (other than, for the avoidance of doubt, any other Group Company) or any family member of the foregoing Persons, on the other hand (each Person identified in this clause (b), a “Company Related Party”), other than (i) Contracts with respect to a Company Related Party’s employment with (including benefit plans and other ordinary course compensation from) any of the Group Companies entered into in the ordinary course of business, (ii) Contracts with respect to a Company Shareholder’s or a holder of Company Equity Awards’ status as a holder of Equity Securities of the Company and (iii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b). No Company Related Party (A) owns any interest in any material asset used in any Group Company’s business, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a supplier, lender, partner, lessor, lessee or other material business relation of any Group Company or (C) owes any material amount to, or is owed any material amount by, any Group Company (other than ordinary course accrued compensation, employee benefits, employee or director expense reimbursement or other transactions entered into after the date of this Agreement that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b)).

Section 3.20 Data Privacy and Security.

(a) Each applicable Group Company involved in the collection of Personal Data subject to applicable Law has implemented and, where applicable, posted written privacy notices relating to the Processing of Personal Data to the extent required by applicable Law (“Privacy and Data Security Policies”), except as would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(b) Except as set forth in Section 3.20(b) of the Company Disclosure Schedules, there have not been any material Proceedings, nor to the Company’s knowledge are there any pending Proceedings, against any Group Company initiated by (i) any Person; (ii) the United States Federal Trade Commission, any state attorney general or similar state official; (iii) any other Governmental Entity or (iv) any regulatory or self-regulatory entity, in each case, alleging that any Processing of Personal Data by or on behalf of a Group Company (A) is in violation of any applicable Privacy Laws or (B) is in violation of any Privacy and Data Security Policies.

(c) Except as set forth in Section 3.20(c)(i) of the Company Disclosure Schedules, since the Lookback Date, (i) there has been no Security Breach of Personal Data, or confidential business information in the possession or control of any Group Company or, to the Company’s knowledge, any third party service provider on behalf of any Group Company, and (ii) there have been no unauthorized intrusions into or Security Breaches of any Group Company systems networks, communication equipment or other technology necessary for the operations of the Group Companies’ business, except, in the case of clauses (i) and (ii), as would not have a Company Material Adverse Effect. Except as set forth in Section 3.20(c)(ii) of the Company Disclosure Schedules, the Group Companies have not experienced any material successful unauthorized access to, use or modification of, or interference with Company IT Systems since the Lookback Date and none of the Group Companies is aware of any written or, to the knowledge of the Company, oral notices or complaints from any Person regarding such a Security Breach or incident, except in each case as would not have a Company Material Adverse Effect. Except as set forth in Section 3.20(c)(iii) of the Company Disclosure Schedules, (A) none of the Group Companies has received any written complaints, claims, demands, inquiries or other notices, including a notice of investigation, from any Person (including any Governmental Entity or self-regulatory authority) regarding any of the Group Companies’ Processing of Personal Data or compliance with applicable Privacy and Security Requirements, and (B) since the Lookback Date, none of the Group Companies have provided or have been obligated to provide notice under any Privacy and Security Requirements regarding any Security Breach or unauthorized access to or use of any Company IT System or Personal Data.

(d) Each Group Company owns or has a license to use the material Company IT Systems as necessary to operate the business of each Group Company as currently conducted. The Group Companies have in place disaster recovery and security plans and procedures, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. The Group Companies have a sufficient number of license seats for all Software included in the Company IT Systems, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(e) Except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, the Group Companies are and have been in compliance with all applicable Privacy and Security Requirements since the Lookback Date.

(f) The Group Companies have implemented reasonable physical, technical and administrative safeguards designed to protect the privacy, operation, confidentiality, integrity and security of all Company IT Systems and Personal Data in their possession or control from unauthorized access by any Person, including each of the Group Companies’ employees and contractors, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(g) The Group Companies have used commercially reasonable efforts to ensure that all third party service providers Processing Personal Data, in each case on behalf of the Group Companies, to (i) to maintain confidentiality of and use Personal Data only for the provision of services to the Group Companies, (ii) comply with applicable Privacy and Security Requirements; and (iii) use reasonable physical, technical and administrative safeguards to secure Personal Data from loss, theft, unauthorized access, use, modification, disclosure or other misuse.

(h) The Group Companies own or have a valid and sufficient basis, license or other right, permission, or consent to collect and use all data used in or necessary for the conduct of their business as currently conducted consistent with Privacy and Security Requirements, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. Except as set forth in Section 3.20(h) of the Company Disclosure Schedules, to the Group Companies’ knowledge, (i) none of the Group Companies has been or is in material breach of any Contract, and (ii) the consummation of the transactions contemplated herein will not result in the loss or impairment of the Group Companies’ basis or rights to use any data and will not result in the breach of, or create on behalf of any party, the right to terminate or modify any Contract to which any of the Group Companies is a party and pursuant to which any of the Group Companies is authorized or licensed to use any third-party data.

(i) The Group Companies have, on each website and online service operated by the Group Companies, posted a privacy policy conforming in all material respects with all applicable Privacy Laws. Each such privacy policy accurately discloses how the Group Company Processes Personal Data.

Section 3.21 Customers and Suppliers.

(a) Except as set forth on Section 3.21(a) of the Company Disclosure Schedules, the Group Companies have no outstanding material disputes concerning its products and/or services with any customer who was one of the 10 largest customers of or to the Group Companies in the year ended December 31, 2020 (each, a “Significant Customer”), and, to the knowledge of the Company, there is no material dissatisfaction on the part of any Significant Customer. Each Significant Customer is listed on Section 3.21(a) of the Company Disclosure Schedules. No Significant Customer has communicated in writing that it does not intend to continue as a customer of the applicable Group Company after the Closing or that it intends to terminate or materially modify existing Contracts with the applicable Group Company, nor does the Company have any knowledge of any Significant Customer’s intent to discontinue its relationship, reduce or materially modify existing Contracts.

(b) Except as set forth on Section 3.21(b) of the Company Disclosure Schedules, the Group Companies have no outstanding material disputes concerning products and/or services provided by any supplier or partner who either, (i) in the year ended December 31, 2020, was one of the 10 largest suppliers of products and/or services to or partner of the Company, based on amounts paid or payable with respect to such period (each, a “Significant Supplier”) or (ii) is a material data provider. Each Significant Supplier is listed on Section 3.21(b) of the Company Disclosure Schedules. The Group Companies have not received any information from any Significant Supplier that such supplier shall not continue as a supplier to the applicable Group Company after the Closing or that such Significant Supplier intends to terminate or materially modify existing Contracts with the applicable Group Company.

Section 3.22 Compliance with International Trade & Anti-Corruption Laws.

(a) Neither the Group Companies nor, to the Company’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been, since the Lookback Date, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a country or territory which is itself the subject of or target of comprehensive Sanctions and Export Control Laws (at the time of this Agreement, the Crimea region of Ukraine, Cuba, Iran, North Korea, and Syria); (iii) an entity fifty percent (50%) or more-owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i)—(iii), in each case in violation of applicable Sanctions and Export Control Laws.

(b) Neither the Group Companies nor, to the Company’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing has (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate for any improper purpose or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment, in each case in violation of any applicable Anti-Corruption Laws.

Section 3.23 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Group Companies expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the Pre-Closing Dragoneer Holders or at the time of the Dragoneer Shareholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 3.24 Investigation; No Other Representations.

(a) The Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, the Dragoneer Parties and (ii) it has been furnished with or given access to such documents and information about the Dragoneer Parties and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, the Company has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of any Dragoneer Party, any Dragoneer Non-Party Affiliate or any other Person, either express or implied, and the Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party, none of the Dragoneer Parties, any Dragoneer Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 3.25 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO ANY DRAGONEER PARTY OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 3 OR THE ANCILLARY DOCUMENTS, NONE OF THE COMPANY, ANY COMPANY NON-PARTY AFFILIATE OR ANY OTHER PERSON MAKES, AND THE COMPANY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF THE GROUP COMPANIES THAT HAVE BEEN MADE AVAILABLE TO ANY DRAGONEER PARTY OR ANY OF THEIR REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE GROUP COMPANIES BY THE MANAGEMENT OF THE COMPANY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY ANY DRAGONEER PARTY OR ANY DRAGONEER NON-PARTY AFFILIATE IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE 3, ANY CERTIFICATES REQUIRED TO BE DELIVERED IN CONNECTION WITH THE CLOSING OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY ANY GROUP COMPANY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF THE COMPANY, ANY COMPANY NON-PARTY AFFILIATE OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY ANY DRAGONEER PARTY OR ANY DRAGONEER NON-PARTY AFFILIATE IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES RELATING TO THE DRAGONEER PARTIES

Subject to Section 8.8, except as set forth on the Dragoneer Disclosure Schedules, or (b) except as set forth in any Dragoneer SEC Reports (excluding any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature), each Dragoneer Party hereby represents and warrants to the Company as follows:

Section 4.1 Organization and Qualification. Each Dragoneer Party is an exempted company, corporation, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of organization, incorporation or formation (as applicable).

Section 4.2 Authority. Each Dragoneer Party has the requisite exempted company, corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and each of the Ancillary Documents to which it is or will be a party and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of the Dragoneer Shareholder Approval and the approvals and consents to be obtained by Merger Sub I and Merger Sub II pursuant to Section 5.9, the execution and delivery of this Agreement, the Ancillary Documents to which a Dragoneer Party is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary exempted company, corporate, limited liability company or other similar action on the part of such Dragoneer Party. This Agreement has been and each Ancillary Document to which a Dragoneer Party is or will be a party will be, upon execution thereof, duly and validly executed and delivered by such Dragoneer Party and constitutes or will constitute, upon execution thereof, as applicable, a valid, legal and binding agreement of such Dragoneer Party (assuming this Agreement has been and the Ancillary Documents to which such Dragoneer Party is or will be a party are or will be, upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against such Dragoneer Party in accordance with their terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

Section 4.3 Consents and Requisite Governmental Approvals; No Violations.

(a) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of a Dragoneer Party with respect to such Dragoneer Party’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which it is or will be party or the consummation of the transactions contemplated by this Agreement or by the Ancillary Documents, except for (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) such filings with and approvals of Nasdaq to permit the Dragoneer Shares to be issued in connection with the transactions contemplated by this Agreement and the other Ancillary Documents to be listed on Nasdaq, (iv) such filings and approvals required in connection with the Domestication, (v) filing of the Certificates of Merger, (vi) the approvals and consents to be obtained by each of Merger Sub I and Merger Sub II pursuant to Section 5.9, (vii) the Dragoneer Shareholder Approval or (viii) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a Dragoneer Material Adverse Effect.

(b) Neither the execution, delivery or performance by a Dragoneer Party of this Agreement nor the Ancillary Documents to which a Dragoneer Party is or will be a party nor the consummation by a Dragoneer Party of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Governing Documents of a Dragoneer Party, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which a Dragoneer Party is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which any such Dragoneer Party or any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) of a Dragoneer Party, except in the case of clauses (ii) through (iv) above, as would not have a Dragoneer Material Adverse Effect.

Section 4.4 Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 4.4 of the Dragoneer Disclosure Schedules (which fees shall be the sole responsibility of the Dragoneer, except as otherwise provided in Section 8.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Dragoneer for which Dragoneer has any obligation.

Section 4.5 Information Supplied. None of the information supplied or to be supplied by or on behalf of either Dragoneer Party expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the Pre-Closing Dragoneer Holders or at the time of the Dragoneer Shareholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.6 Capitalization of the Dragoneer Parties.

(a) Section 4.6(a) of the Dragoneer Disclosure Schedules sets forth a true and complete statement of the number and class or series (as applicable) of the issued and outstanding Dragoneer Shares prior to consummation of the Domestication. All outstanding Equity Securities of Dragoneer (except to the extent such concepts are not applicable under the applicable Law of Dragoneer’s jurisdiction of organization, incorporation or formation, as applicable, or other applicable Law) prior to the consummation of the Domestication have been duly authorized and validly issued and are fully paid and non-assessable. Such Equity Securities (i) were not issued in violation of the Governing Documents of Dragoneer and (ii) are not subject to any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person (other than transfer restrictions under applicable Securities Laws or under the Governing Documents of Dragoneer or under this Agreement or the Ancillary Documents) and were not issued in violation of any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person. Except for the Dragoneer Shares set forth on Section 4.6(a) of the Dragoneer Disclosure Schedules (taking into account, for the avoidance of doubt, any changes or adjustments to the Dragoneer Shares as a result of, or to give effect to, the Domestication and assuming that no Dragoneer Shareholder Redemptions are effected and the Forward Purchase Shares have not been issued), immediately prior to Closing, there shall be no other outstanding Equity Securities of Dragoneer.

(b) On the Closing Date after the time at which the First Effective Time occurs and the closings under all of the Investor Subscription Agreements and the Forward Purchase Agreement have occurred, (i) the authorized share capital of Dragoneer will consist of 1,500,000,000 Dragoneer Shares and 1,000,000 shares of preferred stock, par value $0.0001 per share, of which 87,800,000 Dragoneer Shares will be issued and outstanding (assuming that no Dragoneer Shareholder Redemptions are effected, none of the working capital loans are converted, all Investors have collectively funded the Investor PIPE Financing in full and the Forward Purchase Shares have been issued, but prior to issuance of the Transaction Share Consideration), all Dragoneer Shares issuable as a result of, or in connection with, the Mergers have been issued out of the Exchange Fund by the Exchange Agent, none of the Rollover Options are exercised for Dragoneer Shares on the Closing Date and no Equity Securities are issued or granted after the First Effective Time) and no shares of preferred stock or any other Equity Securities of Dragoneer will be issued and outstanding ((A) assuming that the Allocation Schedule is true and correct in all respects and otherwise in accordance with the requirements of Section 2.3 and the Company has complied in all respects with Section 2.4(c) and Section 5.1(b)(iv) and (B) other than the Rollover Options and Rollover RSUs, any Equity Securities issued or granted in accordance with Section 5.10 or otherwise issued or granted with the prior written consent of the Company or any Equity Securities issued or granted after the First Effective Time), and (ii) all of the issued and outstanding Dragoneer Shares (A) will be duly authorized, validly issued, fully paid and nonassessable, (B) will have been issued in compliance in all material respects with applicable Law and (C) will not have been issued in breach or violation of any preemptive rights or Contract to which Dragoneer is a party or bound.

(c) Except as expressly contemplated by this Agreement, the Forward Purchase Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby or as otherwise mutually agreed to by the Company and Dragoneer, there are no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require Dragoneer, and, except as expressly contemplated by this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby or as otherwise mutually agreed in writing by the Company and Dragoneer, there is no obligation of Dragoneer, to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of Dragoneer.

(d) The Equity Securities of each of Merger Sub I and Merger Sub II outstanding as of the date of this Agreement (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law, and (iii) were not issued in breach or violation of any preemptive rights or Contract to which Merger Sub I or Merger Sub II, as applicable, is a party or bound. All of the outstanding Equity Securities of Merger Sub I and Merger Sub II are owned directly by Dragoneer free and clear of all Liens (other than transfer restrictions under applicable Securities Law). As of the date of this Agreement, Dragoneer has no Subsidiaries other than Merger Sub I and Merger Sub II and does not own, directly or indirectly, any Equity Securities in any Person other than Merger Sub I and Merger Sub II.

(e) Section 4.6(e) of the Dragoneer Disclosure Schedules sets forth as of the date of this Agreement a list of (i) all Indebtedness for borrowed money of Dragoneer, including the principal amount of such Indebtedness, the outstanding balance, and the debtor and the creditor thereof and (ii) a good faith estimate of the aggregate amount of all other Dragoneer Liabilities (including all such liabilities with respect to any business combinations or financing transactions contemplated by Dragoneer other than the transactions contemplated by this Agreement).

(f) Dragoneer has taken all actions required under the Forward Purchase Agreement such that an aggregate of 5,000,000 Dragoneer Shares will be purchased for an aggregate purchase price of $50,000,000 by the counterparties thereto at, and subject only to, the Closing.

Section 4.7 SEC Filings. Except as set forth on the Dragoneer Disclosure Schedules, Dragoneer has timely filed or furnished all statements, forms, reports and documents required to be filed or furnished by it prior to the date of this Agreement with the SEC pursuant to Federal Securities Laws since its initial public offering (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “Dragoneer SEC Reports”), and, as of the Closing, will have filed or furnished all statements, forms, reports and other documents required to be filed or furnished by it with the SEC pursuant to Federal Securities Laws through the Closing (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, but excluding the Registration Statement / Proxy Statement, the “Additional Dragoneer SEC Reports”). Each of the Dragoneer SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, complied and each of the Additional Dragoneer SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, will comply, in all material respects with the applicable requirements of the Federal Securities Laws (including, as applicable, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder) applicable to the Dragoneer SEC Reports or the Additional Dragoneer SEC Reports (for purposes of the Additional Dragoneer SEC Reports, assuming that the representation and warranty set forth in Section 3.23 is true and correct in all respects with respect to all information supplied by or on behalf of Group Companies expressly for inclusion or incorporation by reference therein). As of their respective dates of filing, the Dragoneer SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or will be made, as applicable, not misleading (for purposes of the Additional Dragoneer SEC Reports, assuming that the representation and warranty set forth in Section 3.23 is true and correct in all respects with respect to all information supplied by or on behalf of Group Companies expressly for inclusion or incorporation by reference therein). As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Dragoneer SEC Reports.

Section 4.8 Trust Account. As of the date of this Agreement, Dragoneer has an amount in cash in the Trust Account equal to at least $276,000,000. The funds held in the Trust Account may only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. The funds held in the Trust Account are held in trust pursuant to that certain Investment Management Trust Agreement, dated as of November 16, 2020 (the “Trust Agreement”), between Dragoneer and Continental, as trustee (the “Trustee”). There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Dragoneer SEC Reports to be inaccurate in any material respect or, to Dragoneer’s knowledge, that would entitle any Person to any portion of the funds in the Trust Account (other than (i) in respect of deferred underwriting commissions or Taxes, (ii) the Pre-Closing Dragoneer Holders who shall have elected to redeem their Dragoneer Class A Shares pursuant to the Governing Documents of Dragoneer or (iii) if Dragoneer fails to complete a business combination within the allotted time period set forth in the Governing Documents of Dragoneer and liquidates the Trust Account, subject to the terms of the Trust Agreement, Dragoneer (in limited amounts to permit Dragoneer to pay the expenses of the Trust Account’s liquidation, dissolution and winding up of Dragoneer) and then the Pre-Closing Dragoneer Holders). Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Governing Documents of Dragoneer and the Trust Agreement. Dragoneer has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with the Trust Agreement, and, to the knowledge of Dragoneer, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. As of the date of this Agreement, there are no claims or proceedings pending with respect to the Trust Account. Since November 16, 2020, Dragoneer has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement). Upon the consummation of the transactions contemplated hereby, including the distribution of assets from the Trust Account (A) in respect of deferred underwriting commissions or Taxes or (B) to the Pre-Closing Dragoneer Holders who have elected to redeem their Dragoneer Class A Shares pursuant to the Governing Documents of Dragoneer, each in accordance with the terms of and as set forth in the Trust Agreement, Dragoneer shall have no further obligation under either the Trust Agreement or the Governing Documents of Dragoneer to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms.

Section 4.9 Transactions with Affiliates. Section 4.9 of the Dragoneer Disclosure Schedules sets forth all Contracts between (a) Dragoneer, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder (including the Sponsor) or Affiliate of either Dragoneer or the Sponsor, on the other hand (each Person identified in this clause (b), an “Dragoneer Related Party”), other than (i) Contracts with respect to a Dragoneer Related Party’s employment with, or the provision of services to, Dragoneer entered into in the ordinary course of business (including benefit plans, indemnification arrangements and other ordinary course compensation), (ii) Contracts with respect to a Pre-Closing Dragoneer Holder’s status as a holder of Dragoneer Shares, and (iii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.10 or entered into in accordance with

Section 5.10. No Dragoneer Related Party (A) owns any interest in any material asset used in the business of Dragoneer, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material client, supplier, customer, lessor or lessee of Dragoneer or (C) owes any material amount to, or is owed material any amount by, Dragoneer. All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 4.9 are referred to herein as “Dragoneer Related Party Transactions”.

Section 4.10 Litigation. As of the date of this Agreement, there is (and since its organization, incorporation or formation, as applicable, there has been) no Proceeding pending or, to Dragoneer’s knowledge, threatened against any Dragoneer Party that, if adversely decided or resolved, would be material to the Dragoneer Parties, taken as a whole. None of the Dragoneer Parties nor any of their respective properties or assets is subject to any material Order. As of the date of this Agreement, there are no material Proceedings by any Dragoneer Party pending against any other Person.

Section 4.11 Compliance with Applicable Law. Each Dragoneer Party is (and since its organization, incorporation or formation, as applicable, has been) in compliance with all applicable Laws, except as would not have a Dragoneer Material Adverse Effect.

Section 4.12 Business Activities.

(a) Since its incorporation, Dragoneer has not conducted any business activities other than activities (i) in connection with or incidental or related to its incorporation or continuing corporate (or similar) existence, (ii) directed toward the accomplishment of a business combination, including those incidental or related to or incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby or (iii) those that are administrative, ministerial or otherwise immaterial in nature. Except as set forth in Dragoneer’s Governing Documents, there is no Contract binding upon any Dragoneer Party or to which any Dragoneer Party is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it or its Subsidiaries, any acquisition of property by it or its Subsidiaries or the conduct of business by it or its Subsidiaries (including, in each case, following the Closing).

(b) Each of Merger Sub I and Merger Sub II was organized solely for the purpose of entering into this Agreement, the Ancillary Documents and consummating the transactions contemplated hereby and thereby and has not engaged in any activities or business, other than those incidental or related to or incurred in connection with its organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence or the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby.

Section 4.13 Internal Controls; Listing; Financial Statements.

(a) Except as is not required in reliance on exemptions from various reporting requirements by virtue of Dragoneer’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, or “smaller reporting company” within the meaning of the Exchange Act, since its initial public offering, (i) Dragoneer has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Dragoneer’s financial reporting and the preparation of Dragoneer’s financial statements for external purposes in accordance with GAAP and (ii) Dragoneer has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to Dragoneer is made known to Dragoneer’s principal executive officer and principal financial officer by others within Dragoneer.

(b) Dragoneer has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c) Since its initial public offering, Dragoneer has complied in all material respects with all applicable listing and corporate governance rules and regulations of Nasdaq. The classes of securities representing issued and outstanding Dragoneer Class A Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq. As of the date of this Agreement, there is no material Proceeding pending or, to the knowledge of Dragoneer, threatened against Dragoneer by Nasdaq or the SEC with respect to any intention by such entity to deregister Dragoneer Class A Shares or prohibit or terminate the listing of Dragoneer Class A Shares on Nasdaq. Dragoneer has not taken any action that is designed to terminate the registration of Dragoneer Class A Shares under the Exchange Act.

(d) The Dragoneer SEC Reports contain true and complete copies of the applicable Dragoneer Financial Statements. The Dragoneer Financial Statements (i) fairly present in all material respects the financial position of Dragoneer as at the respective dates thereof, and the results of its operations, shareholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (iii) in the case of the audited Dragoneer Financial Statements, were audited in accordance with the standards of the PCAOB and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(e) Dragoneer has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for Dragoneer’s and its Subsidiaries’ assets. Dragoneer maintains and, for all periods covered by the Dragoneer Financial Statements, has maintained books and records of Dragoneer in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of Dragoneer in all material respects.

(f) Since its incorporation, Dragoneer has not received any written complaint, allegation, assertion or claim that there is (i) a “significant deficiency” in the internal controls over financial reporting of Dragoneer to Dragoneer’s knowledge, (ii) a “material weakness” in the internal controls over financial reporting of Dragoneer to Dragoneer’s knowledge or (iii) Fraud, whether or not material, that involves management or other employees of Dragoneer who have a significant role in the internal controls over financial reporting of Dragoneer.

Section 4.14 No Undisclosed Liabilities. Except for the Liabilities (a) set forth in Section 4.14 of the Dragoneer Disclosure Schedules, (b) incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby (it being understood and agreed that the expected third parties that are, as of the date of this Agreement, entitled to fees, expenses or other payments in connection with the matters described in this clause (b) shall be set forth on Section 4.14 of the Dragoneer Disclosure Schedules), (c) that are incurred in connection with or incidental or related to a Dragoneer Party’s organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence, in each case, which are immaterial in nature, (d) that are incurred in connection with activities that are administrative or ministerial, in each case, which are immaterial in nature, (e) that are either permitted pursuant to Section 5.10(d) or incurred in accordance with Section 5.10(d) (for the avoidance of doubt, in each case, with the written consent of the Company) or (f) set forth or disclosed in the Dragoneer Financial Statements included in the Dragoneer SEC Reports, none of the Dragoneer Parties has any Liabilities of the type required to be set forth on a balance sheet in accordance with GAAP.

Section 4.15 Tax Matters.

(a) Dragoneer has prepared and filed all material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and Dragoneer has paid all material Taxes required to have been paid or deposited by it regardless of whether shown on a Tax Return.

(b) Dragoneer has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third-party.

(c) Dragoneer is not currently the subject of a Tax audit or examination with respect to material taxes. Dragoneer has not been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed, in each case with respect to material Taxes.

(d) Dragoneer has not consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business, in each case with respect to material Taxes.

(e) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to any Dragoneer Party which agreement or ruling would be effective after the Closing Date.

(f) None of the Dragoneer Parties is and none of the Dragoneer Parties has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(g) Each Dragoneer Party is tax resident only in its jurisdiction of organization, incorporation or formation, as applicable.

(h) None of the Dragoneer Parties has taken or agreed to take any action not contemplated by this Agreement and/or any Ancillary Documents that could reasonably be expected to prevent the Mergers or the Domestication from qualifying for the Intended Tax Treatment. To the knowledge of Dragoneer, no facts or circumstances exist, other than any facts or circumstances to the extent that such facts or circumstances exist or arise as a result of or related to any act or omission occurring after the signing date by a Group Company or a Company Shareholder or any of their respective Affiliates in each case not contemplated by this Agreement and/or any of the Ancillary Documents, that could reasonably be expected to prevent the Mergers or the Domestication from qualifying for the Intended Tax Treatment. Merger Sub II is characterized for U.S. federal income Tax purposes as an entity disregarded as separate from Dragoneer and has never made an election pursuant to Treasury Regulation Section 301.7701-3 to be treated as an association taxable as a corporation.

Section 4.16 Investigation; No Other Representations.

(a) Each Dragoneer Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects, of the Group Companies and (ii) it has been furnished with or given access to such documents and information about the Group Companies and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, each Dragoneer Party has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of the Company, any

Company Non-Party Affiliate or any other Person, either express or implied, and each Dragoneer Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party, none of the Company, any Company Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 4.17 Compliance with International Trade & Anti-Corruption Laws.

(a) Since the Lookback Date, neither Dragoneer nor, to Dragoneer’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a country or territory which is itself the subject of or target of comprehensive Sanctions and Export Control Laws (at the time of this Agreement, the Crimea region of Ukraine, Cuba, Iran, North Korea, and Syria); (iii) an entity fifty percent (50%) or more-owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i)—(iii), in each case in violation of applicable Sanctions and Export Control Laws.

(b) Since the Lookback Date, neither Dragoneer nor, to Dragoneer’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing has (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person; (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate for any improper purpose or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment under any Anti-Corruption Laws.

Section 4.18 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 4, ANY CERTIFICATES REQUIRED TO BE DELIVERED IN CONNECTION WITH THE CLOSING AND THE ANCILLARY DOCUMENTS, NONE OF THE DRAGONEER PARTIES, ANY DRAGONEER NON-PARTY AFFILIATE OR ANY OTHER PERSON MAKES, AND EACH DRAGONEER PARTY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF ANY DRAGONEER PARTY THAT HAVE BEEN MADE AVAILABLE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF ANY DRAGONEER PARTY BY OR ON BEHALF OF THE MANAGEMENT OF SUCH DRAGONEER PARTY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS,

AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY COMPANY NON-PARTY AFFILIATE IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE 4, ANY CERTIFICATES REQUIRED TO BE DELIVERED IN CONNECTION WITH THE CLOSING OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING, BUT NOT LIMITED TO, ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF ANY DRAGONEER PARTY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF ANY DRAGONEER PARTY, ANY DRAGONEER NON-PARTY AFFILIATE OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY COMPANY NON-PARTY AFFILIATE IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

ARTICLE 5

COVENANTS

Section 5.1 Conduct of Business of the Company.

(a) From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(a) or Section 5.1(b) of the Company Disclosure Schedules, or as consented to in writing by Dragoneer (it being agreed that any request for a consent shall not be unreasonably withheld, conditioned or delayed), (i) operate the business of the Group Companies in the ordinary course in all material respects, (ii) use commercially reasonable efforts to maintain and preserve intact in all material respects the business organization, assets, properties and material business relations of the Group Companies, taken as a whole and (iii) use commercially reasonable efforts to continue to accrue and collect accounts receivable, accrue and pay accounts payable and other expenses, establish reserves for uncollectible accounts and manage inventory in accordance with past custom and practice (including, for the avoidance of doubt, recent past practice in light of COVID-19).

(b) Without limiting the generality of the foregoing, from and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(b) of the Company Disclosure Schedules or as consented to in writing by Dragoneer (such consent, other than in the case of Section 5.1(b)(i), Section 5.1(b)(ii)(A), Section 5.1(b)(iv), Section 5.1(b)(xii), Section 5.1(b)(xiv), Section 5.1(b)(xv), Section 5.1(b)(xvi) or Section 5.1(b)(xviii) (to the extent related to any of the foregoing), not to be unreasonably withheld, conditioned or delayed), not do any of the following:

(i) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of any Group Company or repurchase or redeem any outstanding Equity Securities of any Group Company for a price greater than the Transaction Share Consideration from any Person (other than employees whose employment with the Company or its Subsidiaries terminates on or after the date of this Agreement);

(ii) (A) merge, consolidate, combine or amalgamate any Group Company with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof, except, in each case, for acquisitions whose aggregate consideration (for all such acquisitions) is not greater than $200,000,000;

(iii) adopt any amendments, supplements, restatements or modifications to any Group Company’s Governing Documents or the Company Shareholders Agreement;

(iv) (A) sell, assign, abandon, lease, license or otherwise dispose of any material assets or material properties of any Group Company, other than inventory or obsolete equipment or grants by any Group Company of non-exclusive rights to Intellectual Property Rights, in each case in the ordinary course of business, or (B) create, subject to or incur any Lien on any material assets or properties of any Group Company (other than Permitted Liens);

(v) transfer, issue, sell, grant, pledge or otherwise directly or indirectly dispose of, or subject to a Lien, (A) any Equity Securities of any Group Company or (B) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any Group Company to issue, deliver or sell any Equity Securities of any Group Company, other than (1) the issuance of shares of the applicable class of capital stock of the Company upon the exercise or conversion of any Company Options outstanding on the date of this Agreement in accordance with the terms of the applicable Company Equity Plan and the underlying grant, award or similar agreement or (2) grants of Company Options under the Company Equity Plan in the ordinary course of business, consistent with past practice; provided, that the Company may, for the avoidance of doubt, issue the Forward Purchase Shares on the terms and subject to the conditions set forth in this Agreement and the Forward Purchase Agreement;

(vi) incur, create or assume any Indebtedness for borrowed money, other than ordinary course trade payables;

(vii) (A) amend or modify the Credit Agreement or waive any rights thereunder in a manner that is materially adverse (when taken as a whole) to the Dragoneer Parties or (B)(i) materially fail to comply with the terms of the Credit Agreement in a manner that will result in an Event of Default (as defined in the Credit Agreement) and (ii) fail to promptly notify Dragoneer of any Default (as defined in the Credit Agreement) of which the Company is aware or any Event of Default (as defined in the Credit Agreement), in each case, after the date of this Agreement under the Credit Agreement;

(viii) make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person, other than (A) intercompany loans, guarantees or capital contributions between the Company and any of its wholly owned Subsidiaries and (B) the reimbursement of expenses of employees in the ordinary course of business;

(ix) except (x) as required under the terms of any Employee Benefit Plan of any Group Company, (y) as otherwise required by Law or (z) in the ordinary course of business, consistent with past practice, (A) amend, modify, adopt, enter into or terminate any Employee Benefit Plan of any Group Company or any benefit or compensation plan, policy, program or Contract that would be an Employee Benefit Plan if in effect as of the date of this Agreement, (B) increase the compensation or benefits payable to any director, officer or employee of the Company or its Subsidiaries whose annual base compensation exceeds $400,000, (C) take any action to accelerate any payment, right to payment, or benefit, or the funding of any payment, right to payment or benefit, payable or to become payable to any current or former director, manager, officer, employee or individual independent contractor of any Group Company, (D) waive or release any noncompetition, non-solicitation, no-hire, nondisclosure or other restrictive covenant obligation of any current or former director, manager, officer, key employee, individual independent contractor of any Group Company, (E) negotiate, enter into, amend or extend any Contract with a Union, or (F) hire or engage, or terminate the employment or engagement (other than for cause), of any employee or individual independent contractor with annual compensation in excess of $400,000;

(x) make, change or revoke any material election concerning Taxes, enter into any material Tax closing agreement, settle any material Tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;

(xi) enter into any settlement, conciliation or similar Contract the performance of which would involve the payment by the Group Companies in excess of $2,000,000, in the aggregate, or that imposes any material, non-monetary obligations on any Group Company after the Closing (or Dragoneer or any of its Affiliates after the Closing);

(xii) authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving any Group Company;

(xiii) change any Group Company’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards;

(xiv) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement;

(xv) make any Change of Control Payment that is not set forth on the Company Disclosure Schedules;

(xvi) (A) amend, modify or terminate any Material Contract of the type described in Section 3.7(a)(ix) or Section 3.7(a)(xi)(B) (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any such Material Contract pursuant to its terms), (B) waive any material benefit or right under any Material Contract of the type described in Section 3.7(a)(ix) or Section 3.7(a)(xi)(B) or (C) enter into any Contract that would constitute a Material Contract of the type described in Section 3.7(a)(ix) or Section 3.7(a)(xi)(B);

(xvii) make any payment to VEP or its Affiliates (other than routine payments to be made in the normal course of business and consistent with past practice); or

(xviii) enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.1.

Notwithstanding anything in this Section 5.1 or this Agreement to the contrary, (a) nothing set forth in this Agreement shall give Dragoneer, directly or indirectly, the right to control or direct the operations of the Group Companies prior to the Closing, (b) any action taken, or omitted to be taken, by any Group Company to the extent such act or omission is reasonably determined by the Company, based on the advice of outside legal counsel, to be necessary to comply with any Law, Order, directive, pronouncement or guideline issued by a Governmental Entity providing for business closures, “sheltering-in-place” or other restrictions that relates to, or arises out of, COVID-19 shall in no event be deemed to constitute a breach of Section 5.1 and (c) any action taken, or omitted to be taken, by any Group Company to the extent that the board of directors of the Company reasonably determines that such act or omission is necessary in response to COVID-19 to maintain and preserve in all material respects the business organization, assets, properties and material business relations of the Group Companies, taken as a whole, shall not be deemed to constitute a breach of Section 5.1; provided, however, (i) in the case of each of clause (b) and (c), the Company shall give Dragoneer prior written notice of any such act or omission to the extent reasonably practicable, which notice shall describe in reasonable detail the act or omission and the reason(s) that such act or omission is being taken, or omitted to be taken, pursuant to clause (b) or (c) and, in the event that it is not reasonably practicable for the Company to give the prior written notice described in this clause (i), the Company shall instead give such written notice to Dragoneer promptly after such act or omission and (ii) in no event shall clause (b) or (c) be applicable to any act or omission of the type described in Section 5.1(b)(i), Section 5.1(b)(ii), Section 5.1(b)(iii), Section 5.1(b)(iv), Section 5.1(b)(ix), Section 5.1(b)(xii), Section 5.1(b)(xiv), Section 5.1(b)(xv), Section 5.1(b)(xvi) or Section 5.1(b)(xviii) (to the extent related to any of the foregoing).

Section 5.2 Efforts to Consummate; Litigation.

(a) Subject to the terms and conditions herein provided, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as reasonably practicable the transactions contemplated by this Agreement (including (i) the satisfaction, but not waiver, of the closing conditions set forth in Article 6 and, in the case of any Ancillary Document to which such Party will be a party after the date of this Agreement, to execute and delivery such Ancillary Document when required pursuant to this Agreement, (ii) using reasonable best efforts to obtain the Investor PIPE Financing on the terms and subject to the conditions set forth in the Investor Subscription Agreements (including, in the case of Dragoneer, by obtaining the Company’s prior written consent prior to consenting to any termination of the Investor Subscription Agreements and enforcing rights under any Investor Subscription Agreement against any counterparty then in breach to the extent the Company is not a third party beneficiary thereunder), (iii) using reasonable best efforts to issue the Forward Purchase Shares on the terms and subject to the conditions set forth in the Forward Purchase Agreement (including, in the case of Dragoneer, by obtaining the Company’s prior written consent prior to consenting to any termination of the Forward Purchase Agreement and enforcing rights under the Forward Purchase Agreement against any counterparty then in breach to the extent the Company is not a third party beneficiary thereunder) and (iv) the Company taking, or causing to be taken, all actions necessary or advisable to cause the agreements set forth on Section 5.2(a) of the Company Disclosure Schedules to be terminated effective as of the Closing without any further obligations or liabilities to the Company or any of its Affiliates (including the other Group Companies and, from and after the First Effective Time, Dragoneer)). Without limiting the generality of the foregoing, each of the Parties shall use commercially reasonable efforts to obtain, file with or deliver to, as applicable, any Consents of any Governmental Entities or other Persons necessary, proper or advisable to consummate the transactions contemplated by this Agreement or the Ancillary Documents. The Company shall bear the costs incurred in connection with obtaining such Consents; provided, however, that each Party shall pay fifty percent (50%) of the HSR Act filing fee; provided, further, that each Party shall bear its out-of-pocket costs and expenses in connection with the preparation of any such Consents. Each Party shall (i) make any appropriate filings pursuant to the HSR Act with respect to the transactions contemplated by this Agreement promptly (and in any event within ten (10) Business Days) following the date of this Agreement and (ii) respond as promptly as reasonably practicable to any requests by any Governmental Entity for additional information and documentary material that may be requested pursuant to the HSR Act. Dragoneer shall promptly inform the Company of any communication between any Dragoneer Party, on the one hand, and any Governmental Entity, on the other hand, and the Company shall promptly inform Dragoneer of any communication between the Company, on the one hand, and any Governmental Entity, on the other hand, in either case, regarding any of the transactions contemplated by this Agreement or any Ancillary Document. Without limiting the foregoing, (a) the Parties agree to request early termination of the applicable waiting period under the HSR Act, and (b) each Party and their respective Affiliates shall not extend any waiting period, review period or comparable period under the HSR Act or enter into any agreement with any Governmental Entity not to consummate the transactions contemplated hereby or by the Ancillary Documents, except with the prior written consent of Dragoneer and the Company. Nothing in this Section 5.2 obligates any Party or any of its Affiliates to agree to (i) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities of any Group Company or any entity, facility or asset of such Party or any of its Affiliates, (ii) terminate, amend or assign existing relationships and contractual rights or obligations, (iii) amend, assign or terminate existing licenses or other agreements, or (iv) enter into new licenses or other agreements. No Party shall agree to any of the foregoing measures with respect to any other Party or any of its Affiliates, except with Dragoneer’s and the Company’s prior written consent.

(b) From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, the Dragoneer Parties, on the one hand, and the Company, on the other hand, shall give counsel for the Company (in the case of any Dragoneer Party) or Dragoneer (in the case of the Company), a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to any Governmental Entity relating to the transactions contemplated by this Agreement or the Ancillary Documents. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with, in the case of any Dragoneer Party, the Company, or, in the case of the Company, Dragoneer in advance and, to the extent not prohibited by such Governmental Entity, gives, in the case of any Dragoneer Party, the Company, or, in the case of the Company, Dragoneer, the opportunity to attend and participate in such meeting or discussion.

(c) Notwithstanding anything to the contrary in the Agreement, in the event that this Section 5.2 conflicts with any other covenant or agreement in this Article 5 that is intended to specifically address any subject matter, then such other covenant or agreement shall govern and control solely to the extent of such conflict.

(d) From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, Dragoneer, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any shareholder demands or other shareholder Proceedings (including derivative claims) relating to this Agreement, any Ancillary Document or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of Dragoneer, any of the Dragoneer Parties or any of their respective Representatives (in their capacity as a representative of a Dragoneer Party) or, in the case of the Company, any Group Company or any of their respective Representatives (in their capacity as a representative of the Company or any Group Company). Dragoneer and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other. Notwithstanding the foregoing, the Company shall, subject to and without limiting the covenants and agreements, and the rights of Dragoneer, set forth in the immediately preceding sentence, control the negotiation, defense and settlement of any such Transaction Litigation; provided, however, that until the earlier of the Closing or termination of this Agreement in accordance with its terms, in no event shall the Company, any other Group Company or any of their respective Representatives settle or compromise any Transaction Litigation without the prior written consent of Dragoneer or, following the Closing, the Sponsor (in each case, not to be unreasonably withheld, conditioned or delayed, provided that it shall be deemed to be reasonable for Dragoneer or, following the Closing, the Sponsor to withhold, condition or delay its consent if any such settlement or compromise (A) prejudices the rights or defenses of any Dragoneer Related Party or Representative thereof that is and remains party to such Transaction Litigation and any such Dragoneer Related Party does not receive a legally binding, full, unconditional and irrevocable release, (B) provides for (x) the payment of cash any portion of which is directly payable by Dragoneer (other than following the

Closing), any Dragoneer Related Party or Representative thereof, unless Dragoneer, such Dragoneer Related Party or Representative thereof, as applicable, has consented in writing to such provision or (y) any non-monetary, injunctive, equitable or similar relief against Dragoneer (other than following the Closing) or any Dragoneer Related Party or any of their respective Representatives or (C) contains an admission of wrongdoing or Liability by Dragoneer (other than following the Closing) or a Dragoneer Related Party or any of its or their Representatives). Without limiting the generality of the foregoing, in no event shall Dragoneer, any of the Dragoneer Parties or any of their respective Representatives settle or compromise any Transaction Litigation without the Company’s prior written consent.

Section 5.3 Confidentiality and Access to Information.

(a) The Parties hereby acknowledge and agree that the information being provided in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference; provided, that notwithstanding anything to the contrary in the Confidentiality Agreement, Dragoneer hereby acknowledges and agrees that the Confidentiality Agreement shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder and any other activities contemplated thereby or hereby. Notwithstanding the foregoing or anything to the contrary in this Agreement, in the event that this Section 5.3(a) or either Confidentiality Agreement conflicts with any other covenant or agreement contained herein or any Ancillary Document that contemplates the disclosure, use or provision of information or otherwise, then such other covenant or agreement contained herein shall govern and control to the extent of such conflict.

(b) From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, the Company shall provide, or cause to be provided, to Dragoneer and its Representatives during normal business hours reasonable access to the directors, officers, books and records of the Group Companies (in a manner so as to not interfere with the normal business operations of the Group Companies). Notwithstanding the foregoing, none of the Group Companies shall be required to provide to Dragoneer or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any Group Company is subject, including any Privacy Law, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally-binding obligation of any Group Company with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any Group Company under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), the Company shall, and shall cause the other Group Companies to, use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law, and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if any Group Company, on the one hand, and any Dragoneer Party, any Dragoneer Non-Party Affiliate or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that the Company shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.

(c) From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, Dragoneer shall provide, or cause to be provided, to the Company and its Representatives during normal business hours reasonable access to the directors, officers, books and records of the Dragoneer Parties (in a manner so as to not interfere with the normal business operations of the Dragoneer Parties). Notwithstanding the foregoing, Dragoneer shall not be required to provide, or cause to be provided to, the Company or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any Dragoneer Party is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally-binding obligation of any Dragoneer Party with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any Dragoneer Party under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), Dragoneer shall use, and shall cause the other Dragoneer Parties to use, commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if a Dragoneer Party, on the one hand, and any Group Company, any Company Non-Party Affiliate or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that Dragoneer shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.

Section 5.4 Public Announcements.

(a) Subject to Section 5.4(b), Section 5.7 and Section 5.8, none of the Parties or any of their respective Representatives shall issue any press releases or make any public announcements with respect to this Agreement or the transactions contemplated hereby without the prior written consent of, prior to the Closing, the Company and Dragoneer or, after the Closing, Dragoneer; provided, however, that each Party may make any such announcement or other communication (i) if such announcement or other communication is required by applicable Law, in which case (A) prior to the Closing, the disclosing Party and its Representatives shall use reasonable best efforts to consult with the Company, if the disclosing party is any Dragoneer Party, or Dragoneer, if the disclosing party is the Company, to review such announcement or communication and the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith, or (B) after the Closing, the disclosing Party and its Representatives shall use reasonable best efforts to consult with Dragoneer and the disclosing Party shall consider such comments in good faith, (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 5.4 and (iii) to Governmental Entities in connection with any Consents required to be made under this Agreement, the Ancillary Documents or in connection with the transactions contemplated hereby or thereby.

(b) The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release in the form agreed by the Company and Dragoneer prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as reasonably practicable after the execution of this

Agreement on the day thereof. Promptly after the execution of this Agreement, Dragoneer shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by, and in compliance with, the Securities Laws, which the Company shall have the opportunity to review and comment upon prior to filing and Dragoneer shall consider such comments in good faith. The Company, on the one hand, and Dragoneer, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or Dragoneer, as applicable) a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”) prior to the Closing, and, on the Closing Date, the Parties shall cause the Closing Press Release to be released. Promptly after the Closing (but in any event within four (4) Business Days after the Closing), Dragoneer shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Securities Laws. In connection with the preparation of each of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing.

Section 5.5 Tax Matters.

(a) Tax Treatment.

(i) The Parties intend that the Domestication shall constitute a transaction treated as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and Dragoneer shall (and shall cause its respective Affiliates to) use commercially reasonable efforts to cause it to so qualify. The Parties intend that the Mergers shall be treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368 of the Code, and each Party shall, and shall cause its respective Affiliates to, use commercially reasonable efforts to so qualify. The Parties shall file all Tax Returns consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise), the treatment described in this Section 5.5(a)(i) unless required to do so pursuant to a “determination” that is final within the meaning of Section 1313(a) of the Code.

(ii) Dragoneer and the Company hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). From the date of this Agreement through the Closing, and following the Closing, the Parties shall not, and shall not permit or cause their respective Affiliates to, take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or would reasonably be expected to prevent or impede, (A) the Mergers qualifying for the Intended Tax Treatment, and (B) in the case of Dragoneer, the Domestication qualifying for the Intended Tax Treatment.

(iii) If, in connection with the preparation and filing of the Registration Statement / Proxy Statement, the SEC requests or requires that tax opinions be prepared and submitted in such connection, Dragoneer and the Company shall deliver to Ropes & Gray LLP and Kirkland & Ellis LLP, respectively, customary Tax representation letters satisfactory to its counsel, dated and executed as of the date the Registration Statement / Proxy Statement shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by such counsel in connection with the preparation and filing of the Registration Statement / Proxy Statement, and, if required, Dragoneer shall request Ropes & Gray LLP to furnish an opinion, subject to customary assumptions and limitations, to the effect that the Intended Tax Treatment should apply to the Domestication and, if required, the Company shall request Kirkland & Ellis LLP to furnish an opinion, subject to customary assumptions and limitations, to the effect that the Intended Tax Treatment should apply to the Mergers.

(b) Tax Matters Cooperation. Each of the Parties shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of relevant Tax Returns, and any audit or tax proceeding. Such cooperation shall include the retention and (upon the other Party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any tax proceeding or audit, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and making available to the Pre-Closing Dragoneer Holders information reasonably necessary to compute any income of any such holder (or its direct or indirect owners) arising (i) if applicable, as a result of Dragoneer’s status as a “passive foreign investment company” within the meaning of Section 1297(a) of the Code or a “controlled foreign corporation” within the meaning of Section 957(a) of the Code for any taxable period ending on or prior to the Closing, including timely providing (A) a PFIC Annual Information Statement to enable such holders to make a “Qualifying Electing Fund” election under Section 1295 of the Code for such taxable period, and (B) information to enable applicable holders to report their allocable share of “subpart F” income under Section 951 of the Code for such taxable period and (ii) under Section 367(b) of the Code and the Treasury Regulations promulgated thereunder as a result of the Domestication.

(c) Dragoneer Taxable Year. The Parties agree to treat the taxable year of Dragoneer as ending on the date of the Domestication for U.S. federal income tax purposes.

(d) Transfer Taxes. The Surviving Entity shall be responsible for any sales, use, real property transfer, stamp or other similar transfer Taxes imposed in connection with the Mergers or the other transactions contemplated by this Agreement.

Section 5.6 Exclusive Dealing.

(a) From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause the other Group Companies and, with respect to clauses (iii) and (iv), the Company’s current or future parent entity, Affiliate, or Subsidiary, and its and their respective Representatives not to, directly or indirectly: (i) solicit, initiate, seek, entertain, encourage (including by means of furnishing or disclosing information), facilitate, endorse, recommend, accept, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (whether formal or informal, written, oral or otherwise) with respect to a Company Acquisition Proposal; (ii) furnish or provide any non-public information or documents to any Person in connection with, or that could reasonably be expected to lead to, a Company Acquisition Proposal; (iii) enter into, participate in or continue in any discussions or negotiations with any third party in connection with or related to, or approve, accept, or enter into any letter of intent, term sheet or Contract or other arrangement or understanding regarding, any Company Acquisition Proposal; (iv) prepare, submit, file or take any steps in connection with a public or other offering or sale of any Equity Securities of any Group Company (or any Affiliate, current or future parent entity or successor of any Group Company), including making any filings or confidential submissions to the SEC related thereto; (v) consummate any Company Acquisition Proposal or (vi) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. The Company agrees to (A) terminate, and cause each of its parent entities, Affiliates and Subsidiaries, and its and their Representatives to terminate, any and all existing discussions or negotiations with any Person or group of Persons other than Dragoneer and its Affiliates regarding a Company Acquisition Proposal, (B) notify Dragoneer promptly upon receipt of any Company Acquisition Proposal by any Group Company or Affiliate or any officer, director, equity holder, employee or other Representative, and to describe the material terms and conditions of any such Company Acquisition Proposal in reasonable detail (including the identity of the Persons making such Company Acquisition Proposal) and to provide a copy of any such Company Acquisition Proposal, if extended in writing, and (C) keep Dragoneer reasonably informed on a current basis of any modifications to such offer or information.

(b) From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Dragoneer Parties shall not, and each of them shall cause their Representatives not to, directly or indirectly: (i) solicit, initiate, encourage (including by means of furnishing or disclosing information), facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a Dragoneer Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a Dragoneer Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding a Dragoneer Acquisition Proposal; (iv) prepare or take any steps in connection with an offering of any securities of any Dragoneer Party (or any Affiliate or successor of any Dragoneer Party); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. Dragoneer agrees to (A) notify the Company promptly upon receipt of any Dragoneer Acquisition Proposal by any Dragoneer Party, and to describe the material terms and conditions of any such Dragoneer Acquisition Proposal in reasonable detail (including the identity of any person or entity making such Dragoneer Acquisition Proposal) and (B) keep the Company reasonably informed on a current basis of any modifications to such offer or information.

Section 5.7 Preparation of Registration Statement / Proxy Statement. As promptly as reasonably practicable following the date of this Agreement, Dragoneer and the Company shall prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either Dragoneer or the Company, as applicable), and Dragoneer shall file with the SEC, the Registration Statement / Proxy Statement (it being understood that the Registration Statement / Proxy Statement shall include a proxy statement / prospectus of Dragoneer which will be included therein as a prospectus and which will be used for the Dragoneer Shareholders Meeting to adopt and approve the Transaction Proposals and other matters reasonably related to the Transaction Proposals, all in accordance with and as required by Dragoneer’s Governing Documents, applicable Law, and any applicable rules and regulations of the SEC and Nasdaq). The Registration Statement / Proxy Statement will include (i) the consolidated balance sheets of the Group Companies as of December 31, 2018, December 31, 2019, December 31, 2020 and the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows of the Group Companies for each of the periods then ended, in each case audited in accordance with the standards of the PCAOB, and (ii) the unaudited consolidated balance sheet of the Group Companies as of the calendar quarters required under the SEC rules as of the date of filing and the related unaudited consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows of the Group Companies for the period then ended (clauses (i) and (ii), collectively, the “PCAOB Financial Statements”), which will be delivered by the Company as soon as practicable after execution of this Agreement and prior to the filing of the Registration Statement / Proxy Statement in accordance with Section 5.17, and such other disclosures as Dragoneer reasonably determines are necessary in connection with seeking the Dragoneer Shareholder Approval. Each of Dragoneer and the Company shall use its reasonable best efforts to (a) cause the Registration Statement / Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, with respect to the Group Companies, the provision of financial statements (audited and unaudited) of, and any other information with respect to, the Group Companies for all periods, and in the form, required to be included in the Registration Statement / Proxy Statement under Securities Laws (after giving effect to any waivers received) or in response to any comments from the SEC and to cause the Group Companies’ independent auditor to deliver the required audit opinions and consents); (b) promptly notify the others of, reasonably cooperate with each other with respect to and respond promptly to any comments of the SEC or its staff; (c) have the Registration Statement / Proxy Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC; and (d) keep the Registration Statement / Proxy Statement effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement. Dragoneer, on the one hand, and the Company, on the other hand, shall promptly furnish, or cause to be furnished, to the other all information concerning such Party, its Non-Party Affiliates and their respective Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 5.7 or for including in any other statement, filing, notice or application made by or on behalf of Dragoneer to the SEC or Nasdaq in connection with the transactions contemplated by this Agreement or the Ancillary Documents, including delivering customary tax representation letters to counsel to enable counsel to deliver any tax opinions requested or required by the SEC to be submitted in connection therewith as described in Section 5.5(a)(iii). If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement / Proxy Statement, then (i) such Party shall promptly inform, in the case of any Dragoneer Party, the Company, or, in the case of the Company, Dragoneer, thereof; (ii) Dragoneer shall prepare an amendment or supplement to the Registration Statement / Proxy Statement; (iii) Dragoneer shall file such amendment or supplement with the SEC; and (iv) the Parties shall reasonably cooperate, if appropriate, in mailing such amendment or supplement to the Pre-Closing Dragoneer Holders. Dragoneer shall as promptly as reasonably practicable advise the Company of the time of effectiveness of the Registration Statement / Proxy Statement, the issuance of any stop order relating thereto or the suspension of the qualification of Dragoneer Shares for offering or sale in any jurisdiction, and Dragoneer and the Company shall each use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Parties shall use reasonable best efforts to ensure that none of the information related to him, her or it or any of his, her or its Non-Party Affiliates or its or their respective Representatives, supplied by or on his, her or its behalf for inclusion or incorporation by reference in the Registration Statement / Proxy Statement will, at the time the Registration Statement / Proxy Statement is initially filed with the SEC, at each time at which it is amended, or at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.8 Dragoneer Shareholder Approval. As promptly as reasonably practicable following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, Dragoneer shall (a) duly give notice of and (b) use reasonable best efforts to duly convene and hold a meeting of its shareholders (the “Dragoneer Shareholders Meeting”) in accordance with the Governing Documents of Dragoneer, for the purposes of obtaining the Dragoneer Shareholder Approval and, if applicable, any approvals related thereto and providing its shareholders with the opportunity to elect to effect a Dragoneer Shareholder Redemption. Dragoneer shall, through unanimous approval of its board of directors, recommend to its shareholders (the “Dragoneer Board Recommendation”), (i) the adoption and approval of this Agreement and the transactions contemplated hereby (including the Mergers) (the “Business Combination Proposal”); (ii) the adoption and the approval of the Domestication (the “Domestication Proposal”); (iii) the adoption and approval of the issuance of the Dragoneer Shares in connection with the transactions contemplated by this Agreement as required by Nasdaq listing requirements (the “Nasdaq Proposal”); (iv) the adoption and approval of the Dragoneer Certificate of Incorporation (the “Charter Proposal”); (v) the adoption and approval of the Dragoneer Incentive Equity Plan (the “Equity Incentive Plan Proposal”); (vi) the adoption and approval of the Dragoneer ESPP (the “ESPP Proposal”); (vii) the adoption and approval of each other proposal that either the SEC or Nasdaq (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement / Proxy Statement or in correspondence related thereto; (viii) the adoption and approval of each other proposal reasonably agreed to by Dragoneer and the Company as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents; and (ix) the adoption and approval of a proposal for the adjournment of the Dragoneer Shareholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (i) through (ix) together, the “Transaction Proposals”); provided, that Dragoneer may (and, at the request of the Company, shall) adjourn the Dragoneer Shareholders Meeting (A) to solicit additional proxies for the purpose of obtaining the Dragoneer Shareholder Approval, (B) for the absence of a quorum, or (C) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that Dragoneer has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Pre-Closing Dragoneer Holders prior to the Dragoneer Shareholders Meeting; provided that, without the consent of the Company, in no event shall Dragoneer adjourn the Dragoneer Shareholders Meeting on more than two (2) occasions or for more than fifteen (15) Business Days later than the most recently adjourned meeting or to a date that is beyond the Termination Date. The Dragoneer Board Recommendation contemplated by the preceding sentence shall be included in the Registration Statement / Proxy Statement. Dragoneer covenants that none of the Dragoneer Board or Dragoneer nor any committee of the Dragoneer Board shall withdraw or modify, or propose publicly or by formal action of the Dragoneer Board, any committee of the Dragoneer Board or Dragoneer to withdraw or modify, in a manner adverse to the Company, the Dragoneer Board Recommendation or any other recommendation by the Dragoneer Board or Dragoneer of the proposals set forth in the Registration Statement / Proxy Statement.

Section 5.9 Merger Sub Shareholder Approvals. As promptly as reasonably practicable (and in any event within one (1) Business Day) following the date of this Agreement, Dragoneer, as the sole shareholder of each of Merger Sub I and Merger Sub II, will approve and adopt this Agreement, the Ancillary Documents to which Merger Sub I or Merger Sub II, as applicable, is or will be a party and the transactions contemplated hereby and thereby (including the Mergers).

Section 5.10 Conduct of Business of Dragoneer. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Dragoneer shall not, and shall cause its Subsidiaries not to, as applicable, except as expressly contemplated by this Agreement, the Forward Purchase Agreement or any Ancillary Document (including, for the avoidance of doubt, in connection with the Domestication or the Investor PIPE Financing), as required by applicable Law, as set forth on Section 5.10 of the Dragoneer Disclosure Schedules or as consented to in writing by the Company, do any of the following:

(a) adopt any amendments, supplements, restatements or modifications to, or waive any provisions of, the Trust Agreement, the Forward Purchase Agreement or the Governing Documents of any Dragoneer Party or any of its Subsidiaries;

(b) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of Dragoneer or any of its Subsidiaries, or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any outstanding Equity Securities of Dragoneer or any of its Subsidiaries, as applicable;

(c) split, combine or reclassify any of its capital stock or other Equity Securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;

(d) incur, create or assume any Indebtedness or other Liability, except for Indebtedness for borrowed money in an amount not to exceed $2,000,000 in the aggregate;

(e) make any loans or advances to, or capital contributions in, any other Person, other than to, or in, Dragoneer or any of its Subsidiaries;

(f) issue any Equity Securities of Dragoneer or any of its Subsidiaries or grant any additional options, warrants or stock appreciation rights with respect to Equity Securities of the foregoing of Dragoneer or any of its Subsidiaries, other than issuances of Dragoneer Shares to the Sponsor for repayment of loans made by the Sponsor to Dragoneer to the extent such loans and such conversion are approved in advance and in writing by the Company;

(g) enter into, renew, modify or revise any Dragoneer Related Party Transaction (or any Contract or agreement that if entered into prior to the execution and delivery of this Agreement would be a Dragoneer Related Party Transaction), other than issuances of Dragoneer Shares to the Sponsor for repayment of loans made by the Sponsor to Dragoneer;

(h) engage in any activities or business, other than activities or business (i) in connection with or incidental or related to such Person’s organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence, (ii) contemplated by, or incidental or related to, this Agreement, any Ancillary Document, the performance of covenants or agreements hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby or (iii) those that are administrative or ministerial, in each case, which are immaterial in nature;

(i) make, change or revoke any material election concerning Taxes, enter into any material Tax closing agreement, settle any material Tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;

(j) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution;

(k) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement; or

(l) enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.10.

Notwithstanding anything in this Section 5.10 or this Agreement to the contrary, (i) nothing set forth in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of any Dragoneer Party and (ii) nothing set forth in this Agreement shall prohibit, or otherwise restrict the ability of, any Dragoneer Party from using the funds held by Dragoneer outside the Trust Account to pay any Dragoneer Expenses or Dragoneer Liabilities or from otherwise distributing or paying over any funds held by Dragoneer outside the Trust Account to the Sponsor or any of its Affiliates, in each case, prior to the Closing.

Section 5.11 Nasdaq Listing. Dragoneer shall use its reasonable best efforts to cause: (a) Dragoneer’s initial listing application with Nasdaq in connection with the transactions contemplated by this Agreement to have been approved: (b) Dragoneer to satisfy all applicable initial and continuing listing requirements of Nasdaq; and (c) the Dragoneer Shares issuable in accordance with this Agreement, including the Domestication and the Mergers, to be approved for listing on Nasdaq (and the Company shall reasonably cooperate in connection therewith), subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the First Effective Time. For the avoidance of doubt, no amendments, supplements, restatements or modifications to the Trust Agreement, Forward Purchase Agreement, the Investor Subscription Agreements or the Governing Documents of any Dragoneer Party or any of its Subsidiaries that are adverse to Dragoneer, the Sponsor or Sponsor’s Affiliates in any material respect shall be required for Dragoneer to satisfy the conditions set forth in this Section 5.11.

Section 5.12 Trust Account. Upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article 6 and provision of notice thereof to the Trustee, (a) at the Closing, Dragoneer shall (i) cause the documents, certificates and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) make all appropriate arrangements to cause the Trustee to (A) pay as and when due all amounts, if any, payable to the Public Shareholders of Dragoneer pursuant to the Dragoneer Shareholder

Redemption, (B) pay the amounts due to the underwriters of Dragoneer’s initial public offering for their deferred underwriting commissions as set forth in the Trust Agreement and (C) immediately thereafter, pay all remaining amounts then available in the Trust Account to Dragoneer in accordance with the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 5.13 Transaction Support Agreements; Company Shareholder Approval; Investor Subscription Agreements; Forward Purchase Agreement; Shareholder Rights Agreements.

(a) On the second (2nd) calendar day following the date of this Agreement (the “Transaction Support Agreement Deadline”), the Company shall deliver, or cause to be delivered, to Dragoneer the Transaction Support Agreements duly executed by each Supporting Company Shareholder.

(b) As promptly as reasonably practicable (and in any event within two (2) Business Days) following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act (the “Company Shareholder Written Consent Deadline”), the Company shall obtain and deliver to Dragoneer a true and correct copy of a written consent (in form and substance reasonably satisfactory to Dragoneer) approving this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Mergers) that is duly executed by the Company Shareholders that hold at least the requisite number of issued and outstanding Company Shares required to approve and adopt such matters in accordance with the DGCL and the DLLCA (as applicable), the Company’s Governing Documents and the Company Shareholders Agreement (the “Company Shareholder Written Consent”). The Company shall include a consent solicitation statement (“Consent Solicitation Statement”) in the Registration Statement / Proxy Statement and shall cause such Consent Solicitation Statement to be disseminated to the Company Shareholders in compliance with the DGCL. The Company, through its board of directors, shall recommend to the holders of Company Shares the approval and adoption of this Agreement and the transactions contemplated by this Agreement (including the Mergers) and shall include such recommendation in the Consent Solicitation Statement. The Consent Solicitation Statement included as part of the Registration Statement / Proxy Statement shall include all information required to be provided to Company Shareholders under Section 262 of the DGCL. Promptly following the receipt of the Company Shareholder Written Consent sufficient to provide approval of the Company Shareholders, the Company will prepare and deliver to the Company Shareholders who have not consented any additional notice required by Section 228(e) of the DGCL.

(c) Dragoneer may not modify or waive any provisions of, or terminate, an Investor Subscription Agreement or the Forward Purchase Agreement without the prior written consent of the Company; provided that any modification or waiver that is solely ministerial in nature or otherwise immaterial and does not affect any economic or any other material term of an Investor Subscription Agreement or the Forward Purchase Agreement shall not require the prior written consent of the Company.

(d) As promptly as reasonably practicable (and in any event prior to the earlier of (x) the time at which the Company delivers the Allocation Schedule to Dragoneer pursuant to Section 2.3 or (y) the time at which the Company is required to deliver to the Allocation Schedule to Dragoneer pursuant to Section 2.3), the Company shall either (i) obtain and deliver to Dragoneer a true and correct copy of a written consent (in form and substance reasonably satisfactory to Dragoneer) approving the Allocation Schedule (and calculations and determinations therein) that is duly executed by the Company Shareholders holding the requisite number of Company Shares required to approve such matter in accordance with the DGCL and the DLLCA (as applicable), the Company’s Governing Documents, the Company Shareholders Agreement and each other Contract to which the Company is a party or bound that governs or otherwise relates to the Company Shares or (ii) amend or otherwise modify, or cause to be amended or otherwise modified, the Governing Documents of the Company, the Company Shareholders Agreement and each other Contract to which the Company is a party or bound that governs or otherwise relates to the Company Shares, in each case, solely to the extent necessary for the Allocation Schedule (and the calculations and determinations therein) to comply with clause (C) of Section 2.3 and otherwise in a form and substance reasonably satisfactory to Dragoneer.

(e) The Company may not amend, modify or waive any provisions of a Dragoneer Shareholder Support Agreement without the prior written consent of Dragoneer.

(f) Dragoneer shall, and shall cause the Dragoneer Parties to, deliver and the Company shall cause the Company Shareholders party to the Dragoneer Shareholder Support Agreement to deliver, in each case at Closing, a counterpart to each of the Shareholders Rights Agreements to which they are party.

Section 5.14 Dragoneer Indemnification; Directors’ and Officers’ Insurance.

(a) Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of each Dragoneer Party, as provided in the applicable Dragoneer Party’s Governing Documents or otherwise in effect as of immediately prior to the First Effective Time, in either case, solely with respect to any matters occurring on or prior to the First Effective Time shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the First Effective Time for a period of six (6) years and (ii) Dragoneer will perform and discharge, or cause to be performed and discharged, all obligations to provide such indemnity and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, Dragoneer shall advance, or caused to be advanced, expenses in connection with such indemnification as provided in the applicable Dragoneer Party’s Governing Documents or other applicable agreements as in effect immediately prior to the First Effective Time. The indemnification and liability limitation or exculpation provisions of the Dragoneer Parties’ Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the First Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the First Effective Time, or at any time prior to such time, were directors or officers of any Dragoneer Party (the “Dragoneer D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring on or prior to the First Effective Time and relating to the fact that such Dragoneer D&O Person was a director or officer of any Dragoneer Party immediately prior to the First Effective Time, unless such amendment, repeal or other modification is required by applicable Law.

(b) Dragoneer shall not have any obligation under this Section 5.14 to any Dragoneer D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Dragoneer D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c) For a period of six (6) years after the First Effective Time, Dragoneer shall maintain, without any lapses in coverage, directors’ and officers’ liability insurance for the benefit of those Persons who are currently covered by any comparable insurance policies of the Dragoneer Parties as of the date of this Agreement with respect to matters occurring on or prior to the First Effective Time. Such insurance policies shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under Dragoneer’s directors’ and officers’ liability insurance policies as of the date of this Agreement. Alternatively, Dragoneer shall purchase a six-year extended reporting period or tail insurance policy that affords coverage which is no less favorable in the aggregate to the insured than the coverage provided under Dragoneer’s directors’ and officers’ liability insurance policies as of the date of this Agreement. In either event, Dragoneer shall not be obligated to pay annual premiums in excess of three hundred and fifty percent (350%) of the most recent annual premium paid by Dragoneer prior to the date of this Agreement and, in such event, Dragoneer shall purchase the maximum coverage available for three hundred and fifty percent (350%) of the most recent annual premium paid by Dragoneer prior to the date of this Agreement.

(d) If Dragoneer or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of Dragoneer shall assume all of the obligations set forth in this Section 5.14.

(e) The Dragoneer D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 5.14 are intended to be third-party beneficiaries of this Section 5.14. This Section 5.14 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of Dragoneer.

Section 5.15 Company Indemnification; Directors’ and Officers’ Insurance

(a) Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of the Group Companies, as provided in the Group Companies’ Governing Documents or otherwise in effect as of immediately prior to the First Effective Time, in either case, solely with respect to any matters occurring on or prior to the First Effective Time, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the First Effective Time for a period of six (6) years and (ii) Dragoneer will cause the applicable Group Companies to perform and discharge all obligations to provide such indemnity and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, Dragoneer shall cause the applicable Group Companies to advance expenses in connection with such indemnification as provided in the Group Companies’ Governing Documents or other applicable agreements in effect as of immediately prior to the First Effective Time. The indemnification and liability limitation or exculpation provisions of the Group Companies’ Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the First Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of the First Effective Time or at any time prior to the First Effective Time, were directors or officers of the Group Companies (the “Company D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring prior to Closing and relating to the fact that such Company D&O Person was a director or officer of any Group Company prior to the First Effective Time, unless such amendment, repeal or other modification is required by applicable Law.

(b) None of Dragoneer or the Group Companies shall have any obligation under this Section 5.15 to any Company D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Company D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c) The Company shall purchase, at or prior to the Closing, and Dragoneer shall maintain, or cause to be maintained, in effect for a period of six (6) years after the First Effective Time, without lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the Group Companies as of the date of this Agreement with respect to matters occurring on or prior to the First Effective Time (the “Company D&O Tail Policy”). Such “tail” policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under the Group Companies’ directors’ and officers’ liability insurance policies as of the date of this Agreement; provided that none of the Company, Dragoneer or any of their respective Affiliates shall pay a premium for such “tail” policy in excess of three hundred and fifty percent (350%) of the most recent annual premium paid by the Group Companies prior to the date of this Agreement and, in such event, the Company, Dragoneer or one of their respective Affiliates shall purchase the maximum coverage available for three hundred and fifty percent (350%) of the most recent annual premium paid by the Group Companies prior to the date of this Agreement.

(d) If Dragoneer or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of Dragoneer shall assume all of the obligations set forth in this Section 5.15.

(e) The Company D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 5.15 are intended to be third-party beneficiaries of this Section 5.15. This Section 5.15 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of the Company.

Section 5.16 Post-Closing Directors and Officers.

(a) Dragoneer shall take all such action within its power as may be necessary or appropriate such that effective immediately after the First Effective Time (i) the Dragoneer Board shall initially consist of the individuals determined in accordance with Section 5.16(b); and (ii) the officers of Dragoneer (the “Officers”) are the individuals determined in accordance with Section 5.16(c).

(b) Following the First Effective Time and without limiting the ability for additional directors to be appointed or nominated in accordance with the Investor Rights Agreement, the Dragoneer Certificate of Incorporation and the Dragoneer Bylaws, the Dragoneer Board shall initially consist of (i) the individual that immediately after the First Effective Time will serve as Dragoneer’s Chief Executive Officer as determined in accordance with Section 5.16(c), (ii) upon written notice by the Sponsor to the Company at least ten (10) business days prior to the effectiveness of the Registration Statement / Proxy Statement, one individual designated by Sponsor, who is “independent” and eligible under the listing rules of Nasdaq to serve on the Dragoneer Board’s audit committee or one non-voting board observer designated by the Sponsor and (iii) such additional number of individuals designated by VEP (on behalf of one or more private equity funds that it advises), in each case for individuals eligible to be nominated pursuant to clauses (ii) and (iii) to the extent that such individuals are designated prior to effectiveness of the Registration Statement / Proxy Statement and in each case for any individual referenced in clauses (i)-(iii) to the extent that a director and officer questionnaire has been satisfactorily completed and submitted to Dragoneer and the Company.

(c) Immediately after the First Effective Time, the Officers shall be the officers of the Company as of immediately prior to the Mergers.

Section 5.17 PCAOB Financials.

(a) As promptly as reasonably practicable, the Company shall deliver to Dragoneer (i) the PCAOB Financial Statements and (ii) any other audited or unaudited consolidated balance sheets and the related audited or unaudited consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows of the Group Companies as of and for a year-to-date period ended as of the end of any other different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal quarter), as applicable that is required to be included in the Registration Statement / Proxy Statement. All such financial statements, together with any audited or unaudited consolidated balance sheet and the related audited or unaudited consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows of the Group Companies as of and for a year-to-date period ended as of the end of a different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal quarter) that is required to be included in the Registration Statement / Proxy Statement (A) will fairly present in all material respects the financial position of the Group Companies as at the date thereof, and the results of its operations, shareholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (B) will be prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (C) in the case of any audited financial statements, will be audited in accordance with the standards of the PCAOB and contain an unqualified report of the Company’s auditor and (D) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(b) The Company shall use its reasonable best efforts (i) to assist, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of any member of such Group Company, Dragoneer in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) of the Group Companies that are required to be included in the Registration Statement / Proxy Statement and any other filings to be made by Dragoneer with the SEC in connection with the transactions contemplated by this Agreement or any Ancillary Document and (ii) to obtain the consents of its auditors with respect thereto as may be required by applicable Law or requested by the SEC.

Section 5.18 FIRPTA Certificates. At or prior to the Closing, the Company shall deliver, or cause to be delivered, to Dragoneer (a) a certificate, duly executed by the Company, complying with Treasury Regulations Section 1.1445-2(c)(3), together with evidence that the Company has provided notice to the Internal Revenue Service in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), in each case, in a form and substance reasonably acceptable to Dragoneer and (b) an IRS Form W-9 duly executed by the Company.

Section 5.19 Dragoneer Incentive Equity Plan. Prior to the effectiveness of the Registration Statement / Proxy Statement, the Dragoneer Board shall approve and adopt an equity incentive plan, substantially in the form as the Company and Dragoneer mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or Dragoneer, as applicable) (the “Dragoneer Incentive Equity Plan”), in the manner prescribed under applicable Law, effective as of one (1) day prior to the Closing Date, reserving for grant thereunder a number of Dragoneer Shares equal to (a) the number of Dragoneer Shares set forth on Section 5.19 of the Company Disclosure Schedules, plus (b) the number of Dragoneer Shares issuable upon the exercise or conversion of the Rollover Options. The Dragoneer Incentive Equity Plan will provide that, during the term of the Dragoneer Incentive Equity Plan, the Dragoneer Shares reserved for issuance thereunder will automatically increase annually on the first (1st) day of each fiscal year beginning with the 2022 fiscal year in an amount equal to the percentage of Dragoneer Shares outstanding on the last day of the immediately preceding fiscal year set forth on Section 5.19 of the Company Disclosure Schedules or such lesser amount as determined by the administrator of the Dragoneer Incentive Equity Plan.

Section 5.20 Dragoneer Employee Stock Purchase Plan. Prior to the effectiveness of the Registration Statement / Proxy Statement, the Dragoneer Board shall approve and adopt an employee stock purchase plan, substantially in the form as the Company and Dragoneer mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or Dragoneer, as applicable) (the “Dragoneer ESPP”), in the manner prescribed under applicable Law, effective as of one (1) day prior to the Closing Date, reserving for grant thereunder the number of Dragoneer Shares set forth on Section 5.20 of the Company Disclosure Schedules.

The Dragoneer ESPP will provide that, during the term of the Dragoneer ESPP, the Dragoneer Shares reserved for issuance thereunder will automatically increase annually on the first (1st) day of each fiscal year beginning with the 2022 fiscal year in an amount equal to the percentage of Dragoneer Shares outstanding on the last day of the immediately preceding fiscal year set forth on Section 5.20 of the Company Disclosure Schedules or such lesser amount as determined by the administrator of the Dragoneer ESPP.

Section 5.21 Section 16 Matters. Prior to the First Effective Time, Dragoneer shall take all such steps (to the extent permitted under applicable Law) as are reasonable necessary to cause any acquisition or disposition of Dragoneer Class A Shares or any derivative thereof that occurs or is deemed to occur by reason of or pursuant to the transactions contemplated by this Agreement or the Ancillary Documents (including the Investor PIPE Financing) by each Person who is or will be or may become subject to Section 16 of the Exchange Act with respect to the Surviving Entity, including by virtue of being deemed a director by deputization, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ARTICLE 6

CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT

Section 6.1 Conditions to the Obligations of the Parties. The obligations of the Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by the Party for whose benefit such condition exists of the following conditions:

(a) the applicable waiting period under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated;

(b) no Order or Law issued by any court of competent jurisdiction or other Governmental Entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement shall be in effect;

(c) the Registration Statement / Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement / Proxy Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending;

(d) the Company Shareholder Written Consent shall have been obtained;

(e) the Required Dragoneer Shareholder Approval shall have been obtained;

(f) after giving effect to the transactions contemplated hereby (including the Investor PIPE Financing), Dragoneer shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the First Effective Time;

(g) the Dragoneer Shares shall be listed on Nasdaq, and Nasdaq shall have raised no objection to the continued listing of the Dragoneer Shares; and

(h) as of immediately prior to the Closing, the result equal to: (i) the cash in the Trust Account, minus (ii) the amount of the Dragoneer Shareholder Redemptions, plus (iii) the aggregate Investor PIPE Financing Amount received by Dragoneer from the Investor PIPE Financing, plus (iv) the aggregate amount received by Dragoneer under the Forward Purchase Agreement shall not be less than $356,000,000; provided, that, notwithstanding the foregoing, the condition in this Section 6.1(h) shall be deemed satisfied with respect to Dragoneer if (x) the amount contemplated by clause (iv) was not funded in full and (y) had such amount been funded in full, the condition in this Section 6.1(h) would have been satisfied (the “Minimum Cash Condition”); provided further, that if one or more Investors does not fund its portion of the Investor PIPE Financing Amount, Sponsor, any of its affiliates or another investor reasonably acceptable to Sponsor and the Company may invest on the same terms as such defaulting Investor and such amount shall be deemed to be part of the Investor PIPE Financing Amount for purposes of the Minimum Cash Condition.

Section 6.2 Other Conditions to the Obligations of the Dragoneer Parties. The obligations of the Dragoneer Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by Dragoneer (on behalf of itself and the other Dragoneer Parties) of the following further conditions:

(a) (i) the Company Fundamental Representations (other than the representations and warranties set forth in Section 3.2(a) and Section 3.8(a)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 3.2(a) shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), (iii) the representations and warranties set forth in Section 3.8(a) shall be true and correct in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date); provided, however, that this clause (iii) shall be deemed to be satisfied if no Company Material Adverse Effect is continuing, and (iv) the representations and warranties of the of the Company set forth in Article 3 (other than the Company Fundamental Representations and the representations and warranties of the Company set forth in Section 3.16(n)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Company Material Adverse Effect;

(b) the Company shall not be in material breach of the covenants and agreements required to be performed or complied with by the Company under this Agreement at or prior to the Closing;

(c) since the date of this Agreement, no Company Material Adverse Effect has occurred that is continuing; and

(d) at or prior to the Closing, the Company shall have delivered, or caused to be delivered, to Dragoneer a certificate duly executed by an authorized officer of the Company, dated as of the Closing Date, to the effect that the conditions specified in Section 6.2(a), Section 6.2(b) and Section 6.2(c) are satisfied, in a form and substance reasonably satisfactory to Dragoneer.

Section 6.3 Other Conditions to the Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by the Company of the following further conditions:

(a) (i) the Dragoneer Fundamental Representations (other than the representations and warranties set forth in Section 4.6(a)) and the representations and warranties of the Dragoneer Parties set forth in Section 4.15(h) shall be true and correct (without giving effect to any limitation as to “materiality” or “Dragoneer Material Adverse Effect” or any similar limitation set forth herein) in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 4.6(a) shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), (iii) the representations and warranties of the Dragoneer Parties (other than the Dragoneer Fundamental Representations and the representations and warranties of the Dragoneer Parties set forth in Section 4.15(h)) contained in Article 4 of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Dragoneer Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Dragoneer Material Adverse Effect;

(b) the Dragoneer Parties shall not be in material breach of the covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing;

(c) the existing certificate of incorporation of Dragoneer shall be amended and restated in the form of the Dragoneer Certificate of Incorporation;

(d) the members of the Dragoneer Board determined in accordance with Section 5.16(b) shall have been duly elected, and the Officers determined in accordance with Section 5.16(c) shall have been duly appointed; and

(e) at or prior to the Closing, Dragoneer shall have delivered, or caused to be delivered, to the Company a certificate duly executed by an authorized officer of Dragoneer, dated as of the Closing Date, to the effect that the conditions specified in Section 6.3(a) and Section 6.3(b) are satisfied, in a form and substance reasonably satisfactory to the Company.

Section 6.4 Frustration of Closing Conditions. The Company may not rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was proximately caused by the Company’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.2. None of the Dragoneer Parties may rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was proximately caused by a Dragoneer Party’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.2.

ARTICLE 7

TERMINATION

Section 7.1 Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:

(a) by mutual written consent of Dragoneer and the Company;

(b) by Dragoneer, if any of the representations or warranties set forth in Article 3 shall not be true and correct or if the Company has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.2(a) or Section 6.2(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) twenty (20) Business Days after written notice thereof is delivered to the Company by Dragoneer, and (ii) the third (3rd) Business Day prior to the Termination Date; provided, however, that none of the Dragoneer Parties is then in breach of this Agreement so as to prevent the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) from being satisfied;

(c) by the Company, if any of the representations or warranties set forth in Article 4 shall not be true and correct or if any Dragoneer Party has failed to perform any covenant or agreement on the part of such applicable Dragoneer Party set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) twenty (20) Business Days after written notice thereof is delivered to Dragoneer by the Company and (ii) the third (3rd) Business Day prior to the Termination Date; provided, however, the Company is not then in breach of this Agreement so as to prevent the condition to Closing set forth in Section 6.2(a) or Section 6.2(b) from being satisfied;

(d) by either Dragoneer or the Company, if the transactions contemplated by this Agreement shall not have been consummated on or prior to April 23, 2022 (the “Termination Date”); provided, that (i) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to Dragoneer if any Dragoneer Party’s breach of any of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date, and (ii) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to the Company if the Company’s breach of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date;

(e) by either Dragoneer or the Company, if any Governmental Entity shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such Order or other action shall have become final and nonappealable;

(f) by the Company, if the Dragoneer Shareholders Meeting has been held (including any adjournment, recess or postponement thereof), has concluded, Dragoneer’s shareholders have duly voted and the Required Dragoneer Shareholder Approval was not obtained; or

(g) by Dragoneer, if the Company does not deliver, or cause to be delivered to Dragoneer (i) a Transaction Support Agreement duly executed by each Supporting Company Shareholder in accordance with Section 5.13(a) on or prior to the Transaction Support Agreement Deadline or (ii) the Company Shareholder Written Consent in accordance with Section 5.13(b) on or prior to the Company Shareholder Written Consent Deadline.

Section 7.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, this entire Agreement shall forthwith become void (and there shall be no Liability or obligation on the part of the Parties and their respective Non-Party Affiliates) with the exception of (a) Section 5.3(a), this Section 7.2, Article 8 and Article 1 (to the extent related to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the Parties and (b) the Confidentiality Agreement, which shall survive such termination and remain valid and binding obligations of the parties thereto in accordance with their respective terms. Notwithstanding the foregoing or anything to the contrary herein, the termination of this Agreement pursuant to Section 7.1 shall not affect (i) any Liability on the part of any Party for any Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud or (ii) any Person’s Liability under any Investor Subscription Agreement, any Confidentiality Agreement, any Transaction Support Agreement, any Dragoneer Shareholder Support Agreement or the Sponsor Letter Agreement to which he, she or it is a party to the extent arising from a claim against such Person by another Person party to such agreement on the terms and subject to the conditions thereunder.

ARTICLE 8

MISCELLANEOUS

Section 8.1 Non-Survival. Other than those representations, warranties and covenants set forth in Sections 2.1, 2.4, 2.5, 3.24, 3.25, 4.16 and 4.18, each of which shall survive following the First Effective Time, or as otherwise provided in the last sentence of this Section 8.1, each of the representations and warranties, and each of the agreements and covenants (to the extent such agreement or covenant contemplates or requires performance at or prior to the First Effective Time), of the Parties set forth in this Agreement, shall terminate at the First Effective Time, such that no claim for breach of any such representation, warranty, agreement or covenant, detrimental reliance or other right or remedy (whether in contract, in tort, at law, in equity or otherwise) may be brought with respect thereto after the First Effective Time against any Party, any Company Non-Party Affiliate or any Dragoneer Non-Party Affiliate. Each covenant and agreement contained herein that, by its terms, expressly contemplates performance after the First Effective Time shall so survive the First Effective Time in accordance with its terms, and each covenant and agreement contained in any Ancillary Document that, by its terms, expressly contemplates performance after the First Effective Time shall so survive the First Effective Time in accordance with its terms and any other provision in any Ancillary Document that expressly survives the First Effective Time shall so survive the First Effective Time in accordance with the terms of such Ancillary Document.

Section 8.2 Entire Agreement; Assignment. This Agreement (together with the Ancillary Documents) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement may not be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of (a) Dragoneer and the Company prior to Closing and (b) Dragoneer and the Sponsor after the Closing. Any attempted assignment of this Agreement not in accordance with the terms of this Section 8.2 shall be void.

Section 8.3 Amendment. This Agreement may be amended or modified only by a written agreement executed and delivered by (a) Dragoneer and the Company prior to the Closing and (b) Dragoneer and the Sponsor after the Closing. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 8.3 shall be void, ab initio.

Section 8.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the e-mail was sent to the intended recipient thereof without an “error” or similar message that such e-mail was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(a)	If to any Dragoneer Party, to:

c/o Dragoneer Growth Opportunities Corp. II

1 Letterman Drive, Building D, Suite M-500

San Francisco, CA 94129

Attention: Michael Dimitruk

Pat Robertson

E-mail: Michael@Dragoneer.com

Pat@Dragoneer.com

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

Attention: Thomas Holden

E-mail: thomas.holden@ropesgray.com

(b)	If to the Company, to:

Cvent Atlanta, LLC

1765 Greensboro Station Place, 7th Floor

Tysons Corner, Virginia 22201

Attention: Larry Samuelson

E-mail: lsamuelson@cvent.com

and

c/o Vista Equity Partners Management, LLC

Four Embarcadero Center, 20th Floor

San Francisco, CA 94111

Attention: Christina Lema; Nicolas Stahl

E-mail: clema@vistaequitypartners.com; nstahl@vistaequitypartners.com with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

300 N. LaSalle

Chicago, IL 60654

Attention: Richard Campbell, P.C.

Email: rcampbell@kirkland.com

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 8.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware (except that the Cayman Islands Act shall also apply to the Domestication).

Section 8.6 Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided that, for the avoidance of doubt, (a) if this Agreement is terminated in accordance with its terms, the Company shall pay, or cause to be paid, all Unpaid Company Expenses and Dragoneer shall pay, or cause to be paid, all Unpaid Dragoneer Expenses and (b) if the Closing occurs, then Dragoneer shall pay, or cause to be paid, all Unpaid Expenses.

Section 8.7 Construction; Interpretation. The term “this Agreement” means this Business Combination Agreement together with the Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is not exclusive; (g) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (j) all references to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement; (k) the words “provided” or “made available” or words of similar import (regardless of whether capitalized or not) shall mean, when used with reference to documents or other materials required to be provided or made available to Dragoneer, any documents or other materials posted to the electronic data room located at Firmex (https://www.firmex.com) under the project name “Project Redwood” as of 5:00 p.m., Eastern Time, at least one (1) day prior to the date of this Agreement; (l) all references to any Law will be to such Law as amended, supplemented or otherwise modified or re-enacted from time to time; and (m) all references to any Contract are to that Contract as amended or modified from time to time in accordance with the terms thereof (subject to any restrictions on amendments or modifications set forth in this Agreement). If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

Section 8.8 Exhibits and Schedules. All Exhibits and Schedules, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. The Schedules shall be arranged in sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the Company Disclosure Schedules or in the Dragoneer Disclosure Schedules corresponding to any Section or subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the Dragoneer Disclosure Schedules) shall be deemed to have been disclosed with respect to every other section and subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the Dragoneer Disclosure Schedules), as applicable, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. The information and disclosures set forth in the Schedules that correspond to the section or subsections of Article 3 or Article 4 may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature.

Section 8.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in the two subsequent sentences of this Section 8.9, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. The Sponsor shall be an express third-party beneficiary of Section 5.16(b), Section 8.2, Section 8.3, Section 8.14 and this Section 8.9 (to the extent related to the foregoing). Each of the Non-Party Affiliates shall be an express third-party beneficiary of Section 8.13 and this Section 8.9 (to the extent related to the foregoing). VEP shall be an express third-party beneficiary of Section 5.16(b).

Section 8.10 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 8.11 Counterparts; Electronic Signatures. This Agreement and each Ancillary Document (including any of the closing deliverables contemplated hereby) may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement or any Ancillary Document (including any of the closing deliverables contemplated hereby) by e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any such Ancillary Document.

Section 8.12 Knowledge of Company; Knowledge of Dragoneer. For all purposes of this Agreement, the phrase “to the Company’s knowledge,” “to the knowledge of the Company” and “known by the Company” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(a) of the Company Disclosure Schedules, assuming reasonable due inquiry of his or her direct reports. For all purposes of this Agreement, the phrase “to Dragoneer’s knowledge” and “to the knowledge of Dragoneer” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(b) of the Dragoneer Disclosure Schedules, assuming reasonable due inquiry of his or her direct reports. For the avoidance of doubt, none of the individuals set forth on Section 8.12(a) of the Company Disclosure Schedules or Section 8.12(b) of the Dragoneer Disclosure Schedules shall have any personal Liability or obligations regarding such knowledge.

Section 8.13 No Recourse. Except for claims pursuant to any Ancillary Document by any party(ies) thereto against any Company Non-Party Affiliate or any Dragoneer Non-Party Affiliate (each, a “Non-Party Affiliate”), and then solely with respect to claims against the Non-Party Affiliates that are party to the applicable Ancillary Document, each Party agrees on behalf of itself and on behalf of the Company Non-Party Affiliates, in the case of the Company, and the Dragoneer Non-Party Affiliates, in the case of Dragoneer, that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any Non-Party Affiliate, and (b) none of the Non-Party Affiliates shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Company, Dragoneer or any Non-Party Affiliate concerning any Group Company, any Dragoneer Party, this Agreement or the transactions contemplated hereby. For the avoidance of doubt, if the Mergers are not consummated for any reason, Dragoneer Funding II LLC shall have no Liability to any Party hereunder.

Section 8.14 Extension; Waiver. The Company prior to the Closing and the Sponsor after the Closing may (a) extend the time for the performance of any of the obligations or other acts of the Dragoneer Parties set forth herein, (b) waive any inaccuracies in the representations and warranties of the Dragoneer Parties set forth herein or (c) waive compliance by the Dragoneer Parties with any of the agreements or conditions set forth herein. Dragoneer may (i) extend the time for the performance of any of the obligations or other acts of the Company, set forth herein, (ii) waive any inaccuracies in the representations and warranties of the Company set forth herein or (iii) waive compliance by the Company with any of the agreements or conditions set forth herein. Any agreement on the part of any such Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 8.15 Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ANCILLARY DOCUMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.15.

Section 8.16 Submission to Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any state or federal court within State of New York, New York County), for the purposes of any Proceeding, claim, demand, action or cause of action (a) arising under this Agreement or under any Ancillary Document or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding claim, demand, action or cause of action against such Party (i) arising under this Agreement or under any Ancillary Document or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, (A) any claim that such Party is not personally subject to the jurisdiction of the courts as described in this Section 8.16 for any reason, (B) that such Party or such Party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding, claim, demand, action or cause of action in any such court is brought against such Party in an inconvenient forum, (y) the venue of such Proceeding, claim, demand, action or cause of action against such Party is improper or (z) this Agreement, or the subject matter hereof, may not be enforced against such Party in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 8.4 shall be effective service of process for any such Proceeding, claim, demand, action or cause of action.

Section 8.17 Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 8.18 Trust Account Waiver. Reference is made to the final prospectus of Dragoneer, filed with the SEC (File No. 333-249767) on November 18, 2020 (the “Prospectus”). The Company acknowledges and agrees and understands that Dragoneer has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering and from certain private placements occurring simultaneously with such initial public offering (including interest accrued from time to time thereon) for the benefit of Dragoneer’s public shareholders (including overallotment shares acquired by Dragoneer’s underwriters, the “Public Shareholders”), and Dragoneer may disburse monies from the Trust Account only in the express circumstances described in the Prospectus. For and in consideration of Dragoneer entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees on behalf of itself and its Representatives that, notwithstanding the foregoing or anything to the contrary in this Agreement, none of the Company nor any of their respective Representatives does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom to the Public Shareholders, or make any claim against the Trust Account (including any distributions therefrom to the Public Shareholders), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between Dragoneer or any of its Representatives, on the one hand, and the Company or any of its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Trust Account Released Claims”). The Company, on its own behalf and on behalf of its Representatives, hereby irrevocably waives any Trust Account Released Claims that it or any of its Representatives may have against the Trust Account (including any distributions therefrom to the Public Shareholders) now or in the future as a result of, or arising out of, any negotiations, or Contracts with Dragoneer or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom to the Public Shareholders) for any reason whatsoever (including for an alleged breach of any agreement with Dragoneer or its Affiliates).

* * * * *

IN WITNESS WHEREOF, each of the Parties has caused this Business Combination Agreement to be duly executed on its behalf as of the day and year first above written.

DRAGONEER GROWTH OPPORTUNITIES CORP. II

By:	/s/ Pat Robertson
Name:	Pat Robertson
Title:	President and Chief Operating Officer

REDWOOD OPPORTUNITY MERGER SUB, INC.

By:	/s/ Pat Robertson
Name:	Pat Robertson
Title:	President, Secretary and Treasurer

REDWOOD MERGER SUB LLC

By:	/s/ Pat Robertson
Name:	Pat Robertson
Title:	President, Secretary and Treasurer

[Signature Page to Business Combination Agreement]

IN WITNESS WHEREOF, each of the Parties has caused this Business Combination Agreement to be duly executed on its behalf as of the day and year first above written.

PAPAY TOPCO, INC.

By:	/s/ Rajeev K. Aggarwal
Name:	Rajeev K. Aggarwal
Title:	Chief Executive Officer

[Signature Page to Business Combination Agreement]

Annex B

Registrar of Companies

Government Administration Building

133 Elgin Avenue

George Town

Grand Cayman

Dragoneer Growth Opportunities Corp. II (ROC #366479) (the “Company”)

TAKE NOTICE that by written resolution of the shareholders of the Company dated 13 November 2020 and effective 16 November 2020, the following special resolution was passed:

Adoption of Amended and Restated Memorandum and Articles of Association

It is resolved as a special resolution that, with effect from the effective time and date of the Company’s Registration Statement on Form 8-A as filed with the United States Securities and Exchange Commission, the Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association annexed hereto.

/s/ Tina Cansell

Tina Cansell

Corporate Administrator

for and on behalf of

Maples Corporate Services Limited

Dated this 17th day of November 2020

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THE COMPANIES LAW (2020 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

DRAGONEER GROWTH OPPORTUNITIES CORP. II

(ADOPTED BY SPECIAL RESOLUTION DATED 13 NOVEMBER 2020 AND EFFECTIVE ON 16 NOVEMBER 2020)

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THE COMPANIES LAW (2020 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

DRAGONEER GROWTH OPPORTUNITIES CORP. II

(ADOPTED BY SPECIAL RESOLUTION DATED 13 NOVEMBER 2020 AND EFFECTIVE ON 16 NOVEMBER 2020)

1	The name of the Company is Dragoneer Growth Opportunities Corp. II

2

The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

3	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

4	The liability of each Member is limited to the amount unpaid on such Member’s shares.

5

The share capital of the Company is US$22,100 divided into 200,000,000 Class A ordinary shares of a par value of US$0.0001 each, 20,000,000 Class B ordinary shares of a par value of US$0.0001 each and 1,000,000 preference shares of a par value of US$0.0001 each.

6

The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7

Capitalised terms that are not defined in this Amended and Restated Memorandum of Association bear the respective meanings given to them in the Amended and Restated Articles of Association of the Company.

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THE COMPANIES LAW (2020 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

DRAGONEER GROWTH OPPORTUNITIES CORP. II

(ADOPTED BY SPECIAL RESOLUTION DATED 13 NOVEMBER 2020 AND EFFECTIVE ON 16 NOVEMBER 2020)

1	Interpretation

1.1	In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Affiliate”	in respect of a person, means any other person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person, and (a) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, whether by blood, marriage or adoption or anyone residing in such person’s home, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by any of the foregoing and (b) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity.

“Applicable Law”	means, with respect to any person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to such person.

“Articles”	means these amended and restated articles of association of the Company.

“Audit Committee”	means the audit committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.

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“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).

“Business Combination”	means a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganisation or similar business combination involving the Company, with one or more businesses or entities (the “target business”), which Business Combination: (a) as long as the securities of the Company are listed on The Nasdaq Capital Market, must occur with one or more target businesses that together have an aggregate fair market value of at least 80 per cent of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the signing of the definitive agreement to enter into such Business Combination; and (b) must not be solely effectuated with another blank cheque company or a similar company with nominal operations.

“business day”	means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorised or obligated by law to close in New York City.

“Clearing House”	means a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

“Class A Share”	means a Class A ordinary share of a par value of US$0.0001 in the share capital of the Company.

“Class B Share”	means a Class B ordinary share of a par value of US$0.0001 in the share capital of the Company.

“Company”	means the above named company.

“Company’s Website”	means the website of the Company and/or its web-address or domain name (if any).

“Compensation Committee”	means the compensation committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.

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“Designated Stock Exchange”	means any United States national securities exchange on which the securities of the Company are listed for trading, including The Nasdaq Capital Market.

“Directors”	means the directors for the time being of the Company.

“Dividend”	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.

“Electronic Communication”	means a communication sent by electronic means, including electronic posting to the Company’s Website, transmission to any number, address or internet website (including the website of the Securities and Exchange Commission) or other electronic delivery methods as otherwise decided and approved by the Directors.

“Electronic Record”	has the same meaning as in the Electronic Transactions Law.

“Electronic Transactions Law”	means the Electronic Transactions Law (2003 Revision) of the Cayman Islands.

“Equity-linked Securities”	means any debt or equity securities that are convertible, exercisable or exchangeable for Class A Shares issued in a financing transaction in connection with a Business Combination, including but not limited to a private placement of equity or debt.

“Exchange Act”	means the United States Securities Exchange Act of 1934, as amended, or any similar U.S. federal statute and the rules and regulations of the Securities and Exchange Commission thereunder, all as the same shall be in effect at the time.

“Founders”	means all Members immediately prior to the consummation of the IPO.

“Independent Director”	has the same meaning as in the rules and regulations of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, as the case may be.

“IPO”	means the Company’s initial public offering of securities.

“Member”	has the same meaning as in the Statute.

“Memorandum”	means the amended and restated memorandum of association of the Company.

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“Nominating Committee”	means the nominating committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.

“Officer”	means a person appointed to hold an office in the Company.

“Ordinary Resolution”	means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

“Over-Allotment Option”	means the option of the Underwriters to purchase up to an additional 15 per cent of the Class A Ordinary Shares issued in the IPO at a price equal to US$10 per unit, less underwriting discounts and commissions.

“Preference Share”	means a preference share of a par value of US$0.0001 in the share capital of the Company.

“Public Share”	means a Class A Share issued in the IPO.

“Redemption Notice”	means a notice in a form approved by the Company by which a holder of Public Shares is entitled to require the Company to redeem its Public Shares, subject to any conditions contained therein.

“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.

“Registered Office”	means the registered office for the time being of the Company.

“Representative”	means a representative of the Underwriters.

“Seal”	means the common seal of the Company and includes every duplicate seal.

“Securities and Exchange Commission”	means the United States Securities and Exchange Commission.

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“Share”	means a Class A Share, a Class B Share or a Preference Share and includes a fraction of a share in the Company.

“Special Resolution”	subject to Article 29.4, Article 47.1 and Article 47.2, has the same meaning as in the Statute, and includes a unanimous written resolution.

“Sponsor”	means Dragoneer Growth Opportunities Holdings II, a Cayman Islands limited liability company, and its successors or assigns.

“Statute”	means the Companies Law (2020 Revision) of the Cayman Islands.

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.

“Trust Account”	means the trust account established by the Company upon the consummation of its IPO and into which a certain amount of the net proceeds of the IPO will be deposited.

“Underwriter”	means an underwriter of the IPO from time to time and any successor underwriter.

1.2	In the Articles:

(a)	words importing the singular number include the plural number and vice versa;

(b)	words importing the masculine gender include the feminine gender;

(c)	words importing persons include corporations as well as any other legal or natural person;

(d)	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)	“shall” shall be construed as imperative and “may” shall be construed as permissive;

(f)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)

any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

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(h)

the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)	headings are inserted for reference only and shall be ignored in construing the Articles;

(j)	any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(k)

any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Law;

(l)	sections 8 and 19(3) of the Electronic Transactions Law shall not apply;

(m)

the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

(n)	the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.

2	Commencement of Business

2.1	The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

3	Issue of Shares and other Securities

3.1

Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividends or other distributions, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights, save that the Directors shall not allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) to the extent that it may affect the ability of the Company to carry out a Class B Share Conversion set out in the Articles.

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3.2

The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company on such terms as the Directors may from time to time determine.

3.3

The Company may issue units of securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine.

3.4	The Company shall not issue Shares to bearer.

4	Register of Members

4.1	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

4.2

The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

5	Closing Register of Members or Fixing Record Date

5.1

For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may, after notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

5.2

In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

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5.3

If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

6	Certificates for Shares

6.1

A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to the Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

6.2

The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

6.3

If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

6.4

Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

6.5

Share certificates shall be issued within the relevant time limit as prescribed by the Statute, if applicable, or as the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law may from time to time determine, whichever is shorter, after the allotment or, except in the case of a Share transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a Share transfer with the Company.

7	Transfer of Shares

7.1

Subject to the terms of the Articles, any Member may transfer all or any of his Shares by an instrument of transfer provided that such transfer complies with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law.

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7.2

The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

8	Redemption, Repurchase and Surrender of Shares

8.1

Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares, except Public Shares, shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of such Shares. With respect to redeeming or repurchasing the Shares:

(a)	Members who hold Public Shares are entitled to request the redemption of such Shares in the circumstances described in the Business Combination Article hereof;

(b)

Class B Shares held by the Sponsor shall be surrendered by the Sponsor for no consideration to the extent that the Over-Allotment Option is not exercised in full so that the Founders will own 20 per cent of the Company’s issued Shares after the IPO (exclusive of any securities purchased in a private placement simultaneously with the IPO); and

(c)	Public Shares may be repurchased by way of tender offer in the circumstances set out in the Business Combination Article hereof.

8.2

Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member. For the avoidance of doubt, redemptions, repurchases and surrenders of Shares in the circumstances described in the Article above shall not require further approval of the Members.

8.3	The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

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8.4	The Directors may accept the surrender for no consideration of any fully paid Share.

9	Treasury Shares

9.1	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

9.2	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

10	Variation of Rights of Shares

10.1

Subject to Article 3.1, if at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued Shares of that class (other than with respect to a waiver of the provisions of the Class B Share Conversion Article hereof, which as stated therein shall only require the consent in writing of the holders of a majority of the issued Shares of that class), or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

10.2

For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

10.3

The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith or Shares issued with preferred or other rights.

11	Commission on Sale of Shares

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

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12	Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

13	Lien on Shares

13.1

The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

13.2

The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

13.3

To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

13.4

The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

14	Call on Shares

14.1

Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the

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amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

14.2	A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

14.3	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

14.4

If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

14.5

An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

14.6	The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

14.7

The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

14.8

No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

15	Forfeiture of Shares

15.1

If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

15.2

If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

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15.3

A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

15.4

A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

15.5

A certificate in writing under the hand of one Director or Officer that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

15.6

The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

16	Transmission of Shares

16.1

If a Member dies, the survivor or survivors (where he was a joint holder), or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which he was a joint or sole holder.

16.2

Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution, as the case may be.

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16.3

A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to the Articles), the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

17	Class B Ordinary Share Conversion

17.1

The rights attaching to the Class A Shares and Class B Shares shall rank pari passu in all respects, and the Class A Shares and Class B Shares shall vote together as a single class on all matters (subject to the Variation of Rights of Shares Article and the Appointment and Removal of Directors Article hereof) with the exception that the holder of a Class B Share shall have the Conversion Rights referred to in this Article.

17.2

Class B Shares shall automatically convert into Class A Shares on a one-for-one basis (the “Initial Conversion Ratio”): (a) at any time and from time to time at the option of the holders thereof; and (b) automatically on the day of the closing of a Business Combination.

17.3

Notwithstanding the Initial Conversion Ratio, in the case that additional Class A Shares or any other Equity-linked Securities are issued, or deemed issued, by the Company in excess of the amounts offered in the IPO and related to the closing of a Business Combination, all Class B Shares in issue shall automatically convert into Class A Shares at the time of the closing of a Business Combination at a ratio for which the Class B Shares shall convert into Class A Shares will be adjusted (unless the holders of a majority of the Class B Shares in issue agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A Shares issuable upon conversion of all Class B Shares will equal, on an as-converted basis, in the aggregate, 20 per cent of the sum of all Class A Shares and Class B Shares in issue upon completion of the IPO plus all Class A Shares and Equity-linked Securities issued or deemed issued in connection with a Business Combination, excluding any forward purchase securities and Class A Shares or Equity-linked Securities issued, or to be issued, to any seller in a Business Combination and any private placement Shares issued to the Sponsor, a Director, an Officer or their Affiliates, including upon conversion of working capital loans made to the Company.

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17.4

Notwithstanding anything to the contrary contained herein, the foregoing adjustment to the Initial Conversion Ratio may be waived as to any particular issuance or deemed issuance of additional Class A Shares or Equity-linked Securities by the written consent or agreement of holders of a majority of the Class B Shares then in issue consenting or agreeing separately as a separate class in the manner provided in the Variation of Rights of Shares Article hereof.

17.5

The foregoing conversion ratio shall also be adjusted to account for any subdivision (by share split, subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class A Shares in issue into a greater or lesser number of shares occurring after the original filing of the Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class B Shares in issue.

17.6

Each Class B Share shall convert into its pro rata number of Class A Shares pursuant to this Article. The pro rata share for each holder of Class B Shares will be determined as follows: each Class B Share shall convert into such number of Class A Shares as is equal to the product of 1 multiplied by a fraction, the numerator of which shall be the total number of Class A Shares into which all of the Class B Shares in issue shall be converted pursuant to this Article and the denominator of which shall be the total number of Class B Shares in issue at the time of conversion.

17.7

References in this Article to “converted”, “conversion” or “exchange” shall mean the compulsory redemption without notice of Class B Shares of any Member and, on behalf of such Members, automatic application of such redemption proceeds in paying for such new Class A Shares into which the Class B Shares have been converted or exchanged at a price per Class B Share necessary to give effect to a conversion or exchange calculated on the basis that the Class A Shares to be issued as part of the conversion or exchange will be issued at par. The Class A Shares to be issued on an exchange or conversion shall be registered in the name of such Member or in such name as the Member may direct.

17.8	Notwithstanding anything to the contrary in this Article, in no event may any Class B Share convert into Class A Shares at a ratio that is less than one-for-one.

18	Amendments of Memorandum and Articles of Association and Alteration of Capital

18.1	The Company may by Ordinary Resolution:

(a)	increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)	convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

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(d)

by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

(e)

cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

18.2

All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

18.3

Subject to the provisions of the Statute, the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution, Article 29.4, Article 47.1 and Article 47.2, the Company may by Special Resolution:

(a)	change its name;

(b)	alter or add to the Articles;

(c)	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)	reduce its share capital or any capital redemption reserve fund.

19	Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

20	General Meetings

20.1	All general meetings other than annual general meetings shall be called extraordinary general meetings.

20.2

The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint. At these meetings the report of the Directors (if any) shall be presented.

20.3

The Directors, the chief executive officer or the chairman of the board of Directors may call general meetings, and, for the avoidance of doubt, Members shall not have the ability to call general meetings.

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20.4

Members seeking to bring business before the annual general meeting or to nominate candidates for appointment as Directors at the annual general meeting must deliver notice to the principal executive offices of the Company not less than 120 calendar days before the date of the Company’s proxy statement released to Members in connection with the previous year’s annual general meeting or, if the Company did not hold an annual general meeting the previous year, or if the date of the current year’s annual general meeting has been changed by more than 30 days from the date of the previous year’s annual general meeting, then the deadline shall be set by the board of Directors with such deadline being a reasonable time before the Company begins to print and send its related proxy materials.

21	Notice of General Meetings

21.1

At least five clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and

(b)

in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than ninety-five per cent in par value of the Shares giving that right.

21.2

The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

22	Proceedings at General Meetings

22.1

No business shall be transacted at any general meeting unless a quorum is present. The holders of a majority of the Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.

22.2

A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

22.3

A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

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22.4

If a quorum is not present within half an hour from the time appointed for the meeting to commence, the meeting shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

22.5

The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman, if any, of the board of Directors shall preside as chairman at such general meeting. If there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

22.6

If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.

22.7

The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

22.8

When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

22.9

If, prior to a Business Combination, a notice is issued in respect of a general meeting and the Directors, in their absolute discretion, consider that it is impractical or undesirable for any reason to hold that general meeting at the place, the day and the hour specified in the notice calling such general meeting, the Directors may postpone the general meeting to another place, day and/or hour provided that notice of the place, the day and the hour of the rearranged general meeting is promptly given to all Members. No business shall be transacted at any postponed meeting other than the business specified in the notice of the original meeting.

22.10

When a general meeting is postponed for thirty days or more, notice of the postponed meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of a postponed meeting. All proxy forms submitted for the original general meeting shall remain valid for the postponed meeting. The Directors may postpone a general meeting which has already been postponed.

22.11	A resolution put to the vote of the meeting shall be decided on a poll.

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22.12	A poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

22.13

A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

22.14	In the case of an equality of votes the chairman shall be entitled to a second or casting vote.

23	Votes of Members

23.1

Subject to any rights or restrictions attached to any Shares, including as set out at Article 29.4, Article 47.1 and Article 47.2, every Member present in any such manner shall have one vote for every Share of which he is the holder.

23.2

In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

23.3

A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by his committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

23.4

No person shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

23.5

No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.

23.6

Votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

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23.7

A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he is appointed.

24	Proxies

24.1

The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

24.2

The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

24.3

The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.

24.4

The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

24.5

Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

25	Corporate Members

25.1

Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

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25.2

If a Clearing House (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) as if such person was the registered holder of such Shares held by the Clearing House (or its nominee(s)).

26	Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

27	Directors

27.1	There shall be a board of Directors consisting of not less than one person provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors.

27.2

The Directors shall be divided into three classes: Class I, Class II and Class III. The number of Directors in each class shall be as nearly equal as possible. Upon the adoption of the Articles, the existing Directors shall by resolution classify themselves as Class I, Class II or Class III Directors. The Class I Directors shall stand elected for a term expiring at the Company’s first annual general meeting, the Class II Directors shall stand elected for a term expiring at the Company’s second annual general meeting and the Class III Directors shall stand elected for a term expiring at the Company’s third annual general meeting. Commencing at the Company’s first annual general meeting, and at each annual general meeting thereafter, Directors elected to succeed those Directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual general meeting after their election. Except as the Statute or other Applicable Law may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the election of Directors and/or the removal of one or more Directors and the filling of any vacancy in that connection, additional Directors and any vacancies in the board of Directors, including unfilled vacancies resulting from the removal of Directors for cause, may be filled by the vote of a majority of the remaining Directors then in office, although less than a quorum (as defined in the Articles), or by the sole remaining Director. All Directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A Director elected to fill a vacancy resulting from the death, resignation or removal of a Director shall serve for the remainder of the full term of the Director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

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28	Powers of Directors

28.1

Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

28.2

All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

28.3

The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

28.4

The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

29	Appointment and Removal of Directors

29.1

Prior to the closing of a Business Combination, the Company may by Ordinary Resolution of the holders of the Class B Shares appoint any person to be a Director or may by Ordinary Resolution of the holders of the Class B Shares remove any Director. For the avoidance of doubt, prior to the closing of a Business Combination, holders of Class A Shares shall have no right to vote on the appointment or removal of any Director.

29.2

The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

29.3	After the closing of a Business Combination, the Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director.

29.4	Prior to the closing a Business Combination, Article 29.1 may only be amended by a Special Resolution which shall include the affirmative vote of a simple majority of the Class B Shares

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30	Vacation of Office of Director

The office of a Director shall be vacated if:

(a)	the Director gives notice in writing to the Company that he resigns the office of Director; or

(b)

the Director absents himself (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office; or

(c)	the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(d)	the Director is found to be or becomes of unsound mind; or

(e)

all of the other Directors (being not less than two in number) determine that he should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.

31	Proceedings of Directors

31.1	The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be a majority of the Directors then in office.

31.2

Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote.

31.3

A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors, the meeting shall be deemed to be held at the place where the chairman is located at the start of the meeting.

31.4

A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

31.5

A Director may, or other Officer on the direction of a Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

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31.6

The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

31.7

The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.

31.8

All acts done by any meeting of the Directors or of a committee of the Directors shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

31.9

A Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

32	Presumption of Assent

A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

33	Directors’ Interests

33.1

A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

33.2

A Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

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33.3

A Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

33.4

No person shall be disqualified from the office of Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director shall be in any way interested be or be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director holding office or of the fiduciary relationship thereby established. A Director shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

33.5

A general notice that a Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

34	Minutes

The Directors shall cause minutes to be made in books kept for the purpose of recording all appointments of Officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors present at each meeting.

35	Delegation of Directors’ Powers

35.1

The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors (including, without limitation, the Audit Committee, the Compensation Committee and the Nominating Committee). Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

35.2

The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

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35.3

The Directors may adopt formal written charters for committees and, if so adopted, shall review and assess the adequacy of such formal written charters on an annual basis. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in the Articles and shall have such powers as the Directors may delegate pursuant to the Articles and as required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. Each of the Audit Committee, the Compensation Committee and the Nominating Committee, if established, shall consist of such number of Directors as the Directors shall from time to time determine (or such minimum number as may be required from time to time by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law). For so long as any class of Shares is listed on the Designated Stock Exchange, the Audit Committee, the Compensation Committee and the Nominating Committee shall be made up of such number of Independent Directors as is required from time to time by the rules and regulations of the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law.

35.4

The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

35.5

The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

35.6

The Directors may appoint such Officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an Officer may be removed by resolution of the Directors or Members. An Officer may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.

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36	No Minimum Shareholding

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

37	Remuneration of Directors

37.1

The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine, provided that no cash remuneration shall be paid to any Director by the Company prior to the consummation of a Business Combination. The Directors shall also, whether prior to or after the consummation of a Business Combination, be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

37.2

The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

38	Seal

38.1

The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some Officer or other person appointed by the Directors for the purpose.

38.2

The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

38.3

A Director or Officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

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39	Dividends, Distributions and Reserve

39.1

Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by law.

39.2

Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

39.3	The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

39.4

The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

39.5

Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

39.6

The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

39.7

Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

39.8	No Dividend or other distribution shall bear interest against the Company.

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39.9

Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

40	Capitalisation

The Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

41	Books of Account

41.1

The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

41.2

The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

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41.3

The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

42	Audit

42.1	The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

42.2

Without prejudice to the freedom of the Directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Directors shall establish and maintain an Audit Committee as a committee of the Directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law.

42.3

If the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest.

42.4	The remuneration of the Auditor shall be fixed by the Audit Committee (if one exists).

42.5

If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

42.6

Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers such information and explanation as may be necessary for the performance of the duties of the Auditor.

42.7

Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

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43	Notices

43.1

Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Notice may also be served by Electronic Communication in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or by placing it on the Company’s Website.

43.2	Where a notice is sent by:

(a)

courier; service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier;

(b)

post; service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted;

(c)

cable, telex or fax; service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted;

(d)

e-mail or other Electronic Communication; service of the notice shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient; and

(e)	placing it on the Company’s Website; service of the notice shall be deemed to have been effected one hour after the notice or document was placed on the Company’s Website.

43.3

A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

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43.4

Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

44	Winding Up

44.1

If the Company shall be wound up, the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)

if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or

(b)

if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

44.2

If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the approval of a Special Resolution of the Company and any other approval required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like approval, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

45	Indemnity and Insurance

45.1

Every Director and Officer (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former Officer (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, wilful neglect or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, wilful neglect or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud, wilful neglect or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

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45.2

The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

45.3

The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or Officer against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

46	Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

47	Transfer by Way of Continuation

47.1

If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands. For the purposes of a Special Resolution to be passed pursuant to this Article, a holder of Class B Shares shall have ten votes for every Class B Share of which he is the holder and a holder of Class A Shares shall have one vote for every Class A Share of which he is the holder.

47.2	Prior to the closing a Business Combination, Article 47.1 may only be amended by a Special Resolution which shall include the affirmative vote of a simple majority of the Class B Shares.

48	Mergers and Consolidations

The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.

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49	Business Combination

49.1

Notwithstanding any other provision of the Articles, this Article shall apply during the period commencing upon the adoption of the Articles and terminating upon the first to occur of the consummation of a Business Combination and the full distribution of the Trust Account pursuant to this Article. In the event of a conflict between this Article and any other Articles, the provisions of this Article shall prevail.

49.2	Prior to the consummation of a Business Combination, the Company shall either:

(a)	submit such Business Combination to its Members for approval; or

(b)

provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account ((net of taxes paid or payable, if any), divided by the number of then issued Public Shares, provided that the Company shall not repurchase Public Shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001 prior to or upon consummation of such Business Combination. Such obligation to repurchase Shares is subject to the completion of the proposed Business Combination to which it relates.

49.3

If the Company initiates any tender offer in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act in connection with a proposed Business Combination, it shall file tender offer documents with the Securities and Exchange Commission prior to completing such Business Combination which contain substantially the same financial and other information about such Business Combination and the redemption rights as is required under Regulation 14A of the Exchange Act. If, alternatively, the Company holds a general meeting to approve a proposed Business Combination, the Company will conduct any redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, and not pursuant to the tender offer rules, and file proxy materials with the Securities and Exchange Commission.

49.4

At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorised to consummate such Business Combination, provided that the Company shall not consummate such Business Combination unless the Company has net tangible assets of at least US$5,000,001 immediately prior to, or upon such consummation of, or any greater net tangible asset or cash requirement that may be contained in the agreement relating to, such Business Combination.

49.5

Any Member holding Public Shares who is not the Sponsor, a Founder, Officer or Director may, at least two business days’ prior to any vote on a Business Combination, elect to have their Public Shares redeemed for cash, in accordance with any applicable requirements provided for in the related proxy materials (the “IPO Redemption”), provided that no such Member acting together

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with any Affiliate of his or any other person with whom he is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15 per cent of the Public Shares in the aggregate without the prior consent of the Company and provided further that any beneficial holder of Public Shares on whose behalf a redemption right is being exercised must identify itself to the Company in connection with any redemption election in order to validly redeem such Public Shares. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he is voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account (such interest shall be net of taxes payable) and not previously released to the Company to pay its taxes, divided by the number of then issued Public Shares (such redemption price being referred to herein as the “Redemption Price”), but only in the event that the applicable proposed Business Combination is approved and consummated. The Company shall not redeem Public Shares that would cause the Company’s net tangible assets to be less than US$5,000,001 either prior to or upon consummation of a Business Combination (the “Redemption Limitation”).

49.6

A Member may not withdraw a Redemption Notice once submitted to the Company unless the Directors determine (in their sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part).

49.7

In the event that the Company does not consummate a Business Combination by 24 months from the consummation of the IPO (or up to 27 months from the consummation of the IPO if the Company has executed a letter of intent, agreement in principle or definitive agreement for a Business Combination within 24 months from the consummation of the IPO but has not completed a Business Combination within such 24 month period), or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a)	cease all operations except for the purpose of winding up;

(b)

as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c)	as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve,

subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

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49.8	In the event that any amendment is made to this Article:

(a)

to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination within 24 months from the consummation of the IPO (or up to 27 months from the consummation of the IPO if the Company has executed a letter of intent, agreement in principle or definitive agreement for a Business Combination within 24 months from the consummation of the IPO but has not completed a Business Combination within such 24 month period); or

(b)	with respect to any other provision relating to Members’ rights or pre-Business Combination activity,

each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares. The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation.

49.9

A holder of Public Shares shall be entitled to receive distributions from the Trust Account only in the event of an IPO Redemption, a repurchase of Shares by means of a tender offer pursuant to this Article, or a distribution of the Trust Account pursuant to this Article. In no other circumstance shall a holder of Public Shares have any right or interest of any kind in the Trust Account.

49.10

After the issue of Public Shares, and prior to the consummation of a Business Combination, the Company shall not issue additional Shares or any other securities that would entitle the holders thereof to:

(a)	receive funds from the Trust Account; or

(b)	vote as a class with Public Shares on a Business Combination.

49.11

A Director may vote in respect of a Business Combination in which such Director has a conflict of interest with respect to the evaluation of such Business Combination. Such Director must disclose such interest or conflict to the other Directors.

49.12

As long as the securities of the Company are listed on The Nasdaq Capital Market, the Company must complete one or more Business Combinations having an aggregate fair market value of at least 80 per cent of the assets held in the Trust Account (net of amounts previously disbursed to the Company’s management for taxes and excluding the amount of deferred underwriting discounts held in the Trust Account) at the time of the Company’s signing a definitive agreement in connection with a Business Combination. A Business Combination must not be effectuated with another blank cheque company or a similar company with nominal operations.

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49.13

The Company may enter into a Business Combination with a target business that is Affiliated with the Sponsor, a Director or an Officer. In the event the Company seeks to complete a Business Combination with a target that is Affiliated with the Sponsor, a Director or an Officer, the Company, or a committee of Independent Directors, if required by applicable law or based upon the decision of the board of Directors or a committee thereof, will obtain an opinion from an independent investment banking firm or an independent accounting firm that such a Business Combination is fair to the Company from a financial point of view.

50	Business Opportunities

50.1

To the fullest extent permitted by Applicable Law, no individual serving as a Director or an Officer (“Management”) shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company. To the fullest extent permitted by Applicable Law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for Management, on the one hand, and the Company, on the other. Except to the extent expressly assumed by contract, to the fullest extent permitted by Applicable Law, Management shall have no duty to communicate or offer any such corporate opportunity to the Company and shall not be liable to the Company or its Members for breach of any fiduciary duty as a Member, Director and/or Officer solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company.

50.2

Except as provided elsewhere in this Article, the Company hereby renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for both the Company and Management, about which a Director and/or Officer who is also a member of Management acquires knowledge.

50.3

To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Article to be a breach of duty to the Company or its Members, the Company hereby waives, to the fullest extent permitted by Applicable Law, any and all claims and causes of action that the Company may have for such activities. To the fullest extent permitted by Applicable Law, the provisions of this Article apply equally to activities conducted in the future and that have been conducted in the past.

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Annex C

[AMENDED AND RESTATED] CERTIFICATE OF INCORPORATION OF

CVENT HOLDING CORP.

Dragoneer Growth Opportunities Corp. II, a corporation organized and existing under the laws of the State of Delaware, does hereby certify as follows:

1. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on [__], 2021 (the “Original Certificate of Incorporation”). The name under which the Original Certificate of Incorporation was filed is “Dragoneer Growth Opportunities Corp. II.”

2. This Amended and Restated Certificate of Incorporation (this “Certificate of Incorporation”) was duly adopted by the Board of Directors of the Corporation and the stockholders of the Corporation in accordance with Sections 228, 242 and 245 of the DGCL.

3. This Certificate of Incorporation shall become effective on the date of filing with the Secretary of State of the State of Delaware.

4. The Original Certificate of Incorporation is being amended and restated in connection with the transactions contemplated by the Business Combination Agreement. All Class A Common Stock issued and outstanding as of the effectiveness of this Certificate of Incorporation (including all Class A Common Stock issued pursuant to the Subscription Agreements) and all Class A Common Stock issued as part of the Merger contemplated by the Business Combination Agreement shall be Class A Common Stock for all purposes of this Certificate of Incorporation.

5. This Certificate of Incorporation hereby amends and restates the provisions of the Certificate of Incorporation in its entirety as follows:

ARTICLE I

NAME

Section 1.1 Name. The name of the Corporation is Cvent Holding Corp. (the “Corporation”).

ARTICLE II

REGISTERED AGENT

Section 2.1 Address. The registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, New Castle County Wilmington, Delaware 19808; and the name of the Corporation’s registered agent at such address is Corporation Service Company.

ARTICLE III

PURPOSE

Section 3.1 Purpose. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

ARTICLE IV

CAPITALIZATION

Section 4.1 Authorized Capital Stock; Rights and Options.

(a) The total number of shares of all classes of stock that the Corporation is authorized to issue is 1,501,000,000 shares, consisting of: (i) 1,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”) and (ii) 1,500,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”);.

(b) The number of authorized shares of any of the Preferred Stock or Common Stock may be increased or decreased (but not below the number of shares of such class or series then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no separate class vote of the holders of any of the Preferred Stock or Common Stock shall be required therefor, except as otherwise expressly provided in this Certificate of Incorporation (including pursuant to any certificate of designation relating to any series of Preferred Stock).

(c) The Corporation has the authority to create and issue rights, warrants and options entitling the holders thereof to acquire from the Corporation any shares of its capital stock of any class or classes, with such rights, warrants and options to be evidenced by or in instrument(s) approved by the Board of Directors of the Corporation (the “Board”). The Board is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options. Notwithstanding the foregoing, the consideration to be received for any shares of capital stock issuable upon exercise thereof may not be less than the par value thereof. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of capital stock a number of shares of the class of capital stock issuable pursuant to any such rights, warrants and options outstanding from time to time.

Section 4.2 Preferred Stock.

(a) The Board is hereby expressly authorized, subject to any limitations prescribed by the DGCL, by resolution or resolutions, at any time and from time to time, to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the powers, preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series and to cause to be filed with the Secretary of State of the State of Delaware a certificate of designation with respect thereto. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

(b) Except as otherwise required by law, holders of a series of Preferred Stock, as such, shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Certificate of Incorporation (including any certificate of designation relating to such series).

Section 4.3 Common Stock. The powers, preferences and relative participating, optional or other special rights, and the qualifications, limitations and restrictions of the Common Stock are as follows:

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(a) Voting Rights.

(i) Except as otherwise expressly provided in this Certificate of Incorporation or as provided by law, each holder of record of Common Stock, as such, shall be entitled to one (1) vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote, including the election or removal of directors, or holders of Common Stock as a separate class are entitled to vote.

(ii) Except as otherwise expressly provided in this Certificate of Incorporation or required by applicable law and without limiting the rights of any party to the Investor Rights Agreement, the holders of Common Stock having the right to vote in respect of such Common Stock shall vote together as a single class (or, if the holders of one or more series of Preferred Stock are entitled to vote together with the holders of Common Stock having the right to vote in respect of such Common Stock, as a single class with the holders of such other series of Preferred Stock) on all matters submitted to a vote of the stockholders having voting rights generally.

(iii) Notwithstanding the foregoing provisions of this Section 4.3(a), to the fullest extent permitted by law, holders of Common Stock, as such, shall have no voting power under this Certificate of Incorporation with respect to, and shall not be entitled to vote on, any amendment to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon under this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) or under the DGCL. The foregoing provisions of this clause (iii) shall not limit any voting power granted to holders of Common Stock or any class thereof in the terms of such Preferred Stock.

(b) Dividends and Distributions.

(i) Common Stock. Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock or any other class or series of stock having a preference over or the right to participate with the Common Stock with respect to the payment of dividends and other distributions in cash, stock of the Corporation or property of the Corporation, each share of Common Stock shall be entitled to receive, Ratably with other Participating Shares, such dividends and other distributions as may from time to time be declared by the Board in its discretion out of the assets of the Corporation that are by law available therefor at such times and in such amounts as the Board in its discretion shall determine.

(ii) Notwithstanding anything to the contrary in the preceding subsection (i), dividends may be declared on any one class of Common Stock payable in additional shares of such class if, substantially concurrently therewith, like dividends are declared on each other class of Common Stock payable in additional shares of such other t the same rate per share.

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(c) Liquidation, Dissolution or Winding Up.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and of the preferential and other amounts, if any, to which the holders of Preferred Stock or any other class or series of stock having a preference over any Participating Shares as to distributions upon dissolution or liquidation or winding up shall be entitled the remaining assets of the Corporation shall be distributed Ratably to the Participating Shares.

(d) Splits. If the Corporation at any time combines or subdivides (by any stock split, stock dividend, recapitalization, reorganization, merger, amendment of this Certificate of Incorporation, scheme, arrangement or otherwise) the number of shares of any class or series of Common Stock into a greater or lesser number of shares, the shares of each other class or series shall be proportionately similarly combined or subdivided. Any adjustment described in this Section 4.3(d) shall become effective at the close of business on the date the combination or subdivision becomes effective.

(e) No Preemptive or Subscription Rights. Without limiting the rights of any party to the Investor Rights Agreement, no holder of shares of Common Stock shall be entitled to preemptive or subscription rights.

ARTICLE V

CERTAIN MATTERS RELATING TO TRANSFERS

Section 5.1 Additional Issuances. Subject to the DGCL and the other terms of this Certificate of Incorporation and without limitation of the rights of any party to the Investor Rights Agreement, on or following the Effective Date, the Corporation may issue from time to time additional shares of Common Stock from the authorized but unissued shares of Common Stock, including as provided in this Certificate of Incorporation.

Section 5.2 Reserved.

Section 5.3 Certain Restrictions on Transfer.

(a) Without the prior written consent of the Corporation, and without limiting the rights of any party to the Investor Rights Agreement, neither any Restricted Transfer nor any public announcement of any intention to effect any Restricted Transfer of any Lock-Up Shares Beneficially Owned or otherwise held by any Non-Electing Holder (or any Permitted Transferee that Beneficially Owns any Lock-Up Shares as a result of a Permitted Transfer) may be made during the Lock-Up Period applicable to such Lock-Up Shares. During the Lock-Up Period applicable to any Non-Electing Holder (or any Permitted Transferee thereof that Beneficially Owns any Lock-Up Shares as a result of a Permitted Transfer), any purported Transfer of Lock-Up Shares by such Non-Electing Holder (or such Permitted Transferee) other than in accordance with this Certificate of Incorporation shall be null and void, and the Corporation shall refuse to recognize any such Transfer for any purpose.

(b) No Transfer of any shares of Common Stock or shares of Preferred Stock may be made, except in compliance with applicable federal and state securities laws.

(c) The Corporation may place customary restrictive legends on the certificates or book entries representing the shares of Common Stock and, if applicable, the shares of Preferred Stock subject to this Section 5.3 and remove such restrictive legends at the time the applicable restrictions under this Section 5.3 are no longer applicable to the shares of Common Stock or shares of Preferred Stock represented by such certificates or book entries. To the extent shares of Common Stock and, if applicable, shares of Preferred Stock subject to this Section 5.3 are uncertificated, the Corporation shall give notice of the restrictions set forth in this Section 5.3 in accordance with the DGCL.

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ARTICLE VI

BYLAWS

In furtherance and not in limitation of the powers conferred by the DGCL, but without limiting the rights of any party to the Investor Rights Agreement, the Board is expressly authorized to make, amend, alter, change, add to or repeal the by-laws of the Corporation (as may be amended, restated or otherwise modified from time to time in accordance with the terms thereof, the “Bylaws”) without the consent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or this Certificate of Incorporation. Notwithstanding anything to the contrary contained in this Certificate of Incorporation or any provision of the DGCL, the affirmative vote of the holders of at least a majority of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders of the Corporation to alter, amend, repeal or rescind, in whole or in part, any such provision of the Bylaws, or to adopt any provision inconsistent therewith.

ARTICLE VII

BOARD OF DIRECTORS

Section 7.1 Board of Directors.

(a) Board Powers. Except as otherwise provided in this Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

(b) Number, Election and Term.

(i) Without limiting the rights of any party to the Investor Rights Agreement, or except as otherwise provided for or fixed in any certificate of designation with respect to any series of Preferred Stock, the total number of directors constituting the whole Board shall be determined from time to time by resolution adopted by the Board.

(ii) Without limiting the rights of any party to the Investor Rights Agreement, the directors (other than those directors elected by the holders of any series of Preferred Stock, voting separately as a series or together with one or more such series, as the case may be (such directors (“Preferred Stock Directors”)) shall be divided into three classes designated Class I, Class II and Class III. Each class shall consist, as nearly as possible, of one-third of the total number of such directors. Class I directors shall initially serve for a term expiring at the first annual meeting of stockholders following the Effective Date, Class II directors shall initially serve for a term expiring at the second annual meeting of stockholders following the Effective Date and Class III directors shall initially serve for a term expiring at the third annual meeting of stockholders following the Effective Date. At each annual meeting following the Effective Date, successors to the class of directors whose term expires at that annual meeting shall be elected for a term expiring at the third succeeding annual meeting of stockholders. If the number of such directors is changed (other than in respect of any Preferred Stock Directors), any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each s nearly equal as possible, and any such additional director of any class elected to fill a newly

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created directorship resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case shall a decrease in the number of directors remove, or shorten the term of, any incumbent director. Subject to the rights granted to the holders of any one or more series of Preferred Stock then outstanding in respect of any Preferred Stock Directors and without limiting the rights of any party to the Investor Rights Agreement, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. Without limiting the rights of any party to the Investor Rights Agreement, the Board is authorized to assign members of the Board already in office at the Effective Date to their respective class.

(iii) Any such director shall hold office until the annual meeting at which his or her term expires and until his or her successor shall be elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal from office.

(iv) Directors of the Corporation need not be elected by written ballot, unless the Bylaws shall so provide.

Section 7.2 Newly-Created Directorships and Vacancies. Subject to the rights granted to the holders of any one or more series of Preferred Stock then outstanding in respect of any Preferred Stock Directors and without limiting the rights of any party to the Investor Rights Agreement, any newly-created directorship on the Board that results from an increase in the number of directors and any vacancy occurring in the Board (whether by death, resignation, retirement, disqualification, removal or other cause) shall be filled solely by the affirmative vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders). Any director (other than a Preferred Stock Director) elected to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal.

Section 7.3 Resignation and Removal. Any director may resign at any time upon notice to the Corporation given in writing or by any electronic transmission permitted by the Bylaws. Without limiting the rights of any party to the Investor Rights Agreement, any or all of the directors (other than any Preferred Stock Director) may be removed only for cause and only upon the affirmative vote of the holders of a majority in voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class. Without limiting the rights of any party to the Investor Rights Agreement, in case the Board or any one or more directors should be so removed, new directors may be elected in accordance with Section 7.2.

Section 7.4 Preferred Stock Directors. Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect Preferred Stock Directors, then the election, term of office, removal and other features of such directorships shall be governed by the terms of this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) applicable thereto. Notwithstanding Section 7.1(b), the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed in accordance with Section 7.1(b) hereof, and the total number of directors constituting the whole Board shall be automatically adjusted accordingly and whenever the holders of any series of Preferred Stock having such right to elect Preferred Stock Directors are divested of such right, the terms of office of all such Preferred Stock Directors shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

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Section 7.5 Quorum. A quorum for the transaction of business by the directors shall be set forth in the Bylaws.

ARTICLE VIII

CONSENT OF STOCKHOLDERS IN LIEU OF MEETING; ANNUAL AND SPECIAL

MEETINGS OF STOCKHOLDERS

Section 8.1 Consent of Stockholders in Lieu of Meeting. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of Preferred Stock or any class of Common Stock, voting separately as a class or series or separately as a class with one or more other such series or classes, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable certificate of designation relating to such series of Preferred Stock or in this Certificate of Incorporation with respect to such class of Common Stock.

Section 8.2 Meetings of Stockholders. Except as otherwise required by law and subject to the rights of the holders of any series of Preferred Stock, special meetings of the stockholders of the Corporation for any purpose or purposes may be called only by or at the direction of the Board, the Chairman of the Board or as otherwise expressly provided in the Bylaws. An annual meeting of stockholders for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held at such place, if any, on such date, and at such time as shall be fixed exclusively by resolution of the Board or a duly authorized committee thereof.

ARTICLE IX

LIMITED LIABILITY; INDEMNIFICATION

Section 9.1 Limited Liability of Directors. To the fullest extent permitted by law, no director of the Corporation will have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Neither the amendment nor the repeal of this Article IX shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director of the Corporation existing prior to such amendment or repeal.

Section 9.2 Indemnification and Advancement of Expenses.

(a) To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each Person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (for purposes of this Section 9.2, a “Proceeding”) by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, member, manager, officer, employee or agent of another corporation or of a partnership, limited liability company, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “Indemnitee”) against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, Employee Retirement Income Security Act of 1974 excise taxes and penalties and amounts paid in settlement) reasonably incurred by such

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Indemnitee in connection with such Proceeding. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an Indemnitee in defending or otherwise participating in any Proceeding in advance of its final disposition. Notwithstanding the foregoing, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking, by or on behalf of the Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the Indemnitee is not entitled to be indemnified under this Section 9.2 or otherwise. The rights to indemnification and advancement of expenses conferred by this Section 9.2 shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Section 9.2(a), except for Proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an Indemnitee in connection with a Proceeding (or part thereof) initiated by such Indemnitee only if such Proceeding (or part thereof) was authorized by the Board.

(b) The rights to indemnification and advancement of expenses conferred on any Indemnitee by this Section 9.2 shall not be exclusive of any other rights that any Indemnitee may have or hereafter acquire under law, this Certificate of Incorporation, the Bylaws, insurance, an agreement, vote of stockholders or disinterested directors, or otherwise.

(c) Any repeal or amendment of this Section 9.2 by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Certificate of Incorporation inconsistent with this Section 9.2, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any Proceeding (regardless of when such Proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

(d) This Section 9.2 shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to Persons other than Indemnitees.

(e) The Corporation shall purchase and maintain insurance (or be named insured on the insurance policy of an affiliate), on behalf of the Indemnitees and such other Persons as the Board shall determine, in its sole discretion, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with such Person’s activities on behalf of the Corporation, regardless of whether the Corporation would have the power to indemnify such Person against such liability under the provisions of this Certificate of Incorporation.

ARTICLE X

DGCL SECTION 203

The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL.

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ARTICLE XI

CORPORATE OPPORTUNITIES

Except with respect to any corporate opportunity expressly offered or presented to any Indemnitee solely in his or her capacity as a director or officer of, through his or her service to, or pursuant to a contract with, the Corporation and its Subsidiaries (an “Excluded Opportunity”), to the fullest extent permitted by applicable law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to such Indemnitee in circumstances where the application of any such doctrine to a corporate opportunity would conflict with any fiduciary duties or contractual obligations he or she may have as of the date of this Certificate of Incorporation or in the future. Nothing in this Certificate of Incorporation, including (without limitation) the foregoing sentence, shall be deemed to supersede any other agreement to which an Indemnitee may be a party or the rights of any other party thereto restricting such Indemnitee’s ability to have certain business interests or engage in certain business activities or ventures. To the fullest extent permitted by applicable law, but subject to the immediately preceding sentence, the Corporation hereby waives and renounces any interest or expectancy that any such Indemnitee shall offer any such corporate opportunity of which he or she may become aware to the Corporation (except to the extent such corporate opportunity is an Excluded Opportunity).

To the fullest extent permitted by applicable law, but without limiting any separate agreement to which an Indemnitee may be party with the Corporation or any of its Subsidiaries, and except with respect to any Excluded Opportunities, (i) such Indemnitee shall not have any fiduciary duty to refrain from the engagement in competitive activities in accordance with the provisions of this Article XI, (ii) it shall not be a breach of any Indemnitee’s duties or any other obligation of any type whatsoever of any Indemnitee if an Indemnitee engages in, or directs to another Person, any such business interests or activities in preference to or to the exclusion of the Corporation or any of its Subsidiaries, and (iii) no Indemnitee shall be liable to the Corporation, any stockholder of the Corporation or any other Person who acquires an interest in the stock of the Corporation, by reason of the fact that such Indemnitee pursues or acquires a business opportunity that is not an Excluded Opportunity for itself, directs such opportunity to another Person, or does not communicate such opportunity or information to the Corporation or any of its Subsidiaries.

In addition to and without limiting the foregoing provisions of this Article XI, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Corporation or any of its Subsidiaries if it is a business opportunity that (i) the Corporation and its Subsidiaries are neither financially or legally able, nor contractually permitted to undertake, (ii) from its nature, is not in the line of the business of the Corporation and its Subsidiaries or is of no practical advantage to the Corporation and its Subsidiaries, (iii) is one in which the Corporation and its Subsidiaries have no interest or reasonable expectancy, or (iv) is one presented to any account for the benefit of an Indemnitee or an Affiliate of Indemnitee (other than the Corporation or any of its Subsidiaries) over which such Indemnitee has no direct or indirect influence or control, including, but not limited to, a blind trust.

For avoidance of doubt, the foregoing paragraphs of this Article XI are intended to renounce with respect to the Indemnitees, to the fullest extent permitted by Section 122(17) of the DGCL, any interest or expectancy of the Corporation or any of its Subsidiaries in, or in being offered an opportunity to participate in, any business opportunities that are not Excluded Opportunities, and this Article XI shall be construed to effect such renunciation to the fullest extent permitted by the DGCL.

Any Indemnitee may, directly or indirectly, (i) acquire stock of the Corporation, and options, rights, warrants and appreciation rights relating to stock of the Corporation and (ii) except as otherwise expressly provided in this Certificate of Incorporation, exercise all rights of a stockholder of the Corporation relating to such stock, options, rights, warrants and appreciation rights.

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To the fullest extent permitted by applicable law, any Person purchasing or otherwise acquiring any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article XI.

ARTICLE XII

SEVERABILITY

If any provision of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby.

ARTICLE XIII

FORUM

Unless the Corporation consents in writing to the selection of an alternative forum, (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by or other wrongdoing by any current or former director, officer, employee, agent or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, or any claim for aiding and abetting such alleged breach, (c) any action asserting a claim arising under any provision of the DGCL, this Certificate of Incorporation (as it may be amended or restated) or the Bylaws (as they may be amended or restated) or as to which the DGCL confers jurisdiction on the Delaware Court of Chancery or (d) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, in each case, to the fullest extent permitted by law, be solely and exclusively brought in the Delaware Court of Chancery. Notwithstanding the foregoing, in the event that the Delaware Court of Chancery lacks jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall, to the fullest extent permitted by law, be another state or federal court located within the State of Delaware, in each such case. The federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder. The provisions of this Article XIII shall not preclude or contract the scope of exclusive federal jurisdiction for suits brought under the Securities Exchange Act of 1934, as amended, or the rules and regulations promulgated thereunder. Failure to enforce the foregoing provisions would cause the Corporation irreparable harm, and the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. To the fullest extent permitted by law, any Person purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XIII.

ARTICLE XIV

AMENDMENTS

Except as otherwise expressly provided in this Certificate of Incorporation and without limiting the rights of any party to the Investor Rights Agreement, in addition to any separate vote of any class or series of capital stock of the Corporation required under the DGCL, this Certificate of Incorporation may be amended by the affirmative vote of the holders of at least a majority of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

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ARTICLE XV

DEFINITIONS

Section 15.1 Definitions. As used in this Certificate of Incorporation, the following terms have the following meanings, unless clearly indicated to the contrary:

(a) “Affiliate” means, with respect to any Person, any other Person controlled by, controlling or under common control with such Person; where “control” (including, with its correlative meanings, “controlling,” “controlled by” and “under common control with”) means possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities, by contract or otherwise).

(b) “Beneficially Own” has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.

(c) “Business Combination Agreement” means that certain Business Combination Agreement, dated as of [__], 2021 by and among the Corporation, Dragoneer Growth Opportunities Corp. II, and other Persons party thereto, as the same may be amended, restated, supplemented or waived from time to time.

(d) “Closing” has the meaning given to such term in the Business Combination Agreement.

(e) “Company Shares” has the meaning given to such term in the Business Combination Agreement.

(f) “Effective Date” means the date of the filing and effectiveness of this Certificate of Incorporation with the Secretary of State of the State of Delaware.

(g) “Family Group” means (i) such Person’s siblings, spouse, siblings’ spouses, ancestors and descendants, and (ii) any trust, family limited partnership or limited liability company primarily for the benefit of such Person and/or such Person’s siblings, spouse, siblings’ spouses, ancestors and descendants.

(h) “Forward Purchase Shares” has the meaning given such term in the Business Combination Agreement.

(i) “Investor Rights Agreement” means the Investor Rights Agreement, dated on or about the Effective Date, by and among the Corporation and the other Persons party thereto (as may be amended, restated or otherwise modified from time to time in accordance with the terms thereof).

(j) “Lock-Up Period” means, with respect to any shares of Common Stock held by a Non-Electing Holder or a Permitted Transferee thereof with respect to such shares of Common Stock, the period commencing on the Effective Date and continuing until the date that is 180 days following the Effective Date; provided that, the Lock-up Period applicable to 33% of the Lock-up Shares received by each Non-Electing Holder at Closing shall terminate (but not earlier than the three-month anniversary of the Closing) if the VWAP of the shares of Common Stock equals or exceeds $13.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period.

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(k) “Lock-Up Shares” means shares of Common Stock held by a Non-Electing Holder (or options exercisable for such shares) or, in respect of such shares, a Permitted Transferee thereof. For the avoidance of doubt, neither (i) shares of Common Stock, which, prior to the Closing were ordinary shares and were issued in the Company’s initial public offering, nor (ii) shares issued as part of the PIPE financing, nor (iii) Forward Purchase Shares, are not Lock-Up Shares and such shares are not subject to any Lock-Up Period under this Certificate of Incorporation.

(l) “Non-Electing Holder” means any Person that, in accordance with the Business Combination Agreement, (i) held Company Shares (or options exercisable for Company Shares) and received shares of Common Stock (or options exercisable for Common Stock) as consideration thereunder and (ii) did not execute a counterpart to the Investor Rights Agreement agreeing to be party thereto. For the avoidance of doubt, each Supporting Company Shareholder that executes a counterpart to the Investor Rights Agreement shall not be a Non-Electing Holder hereunder.

(m) “Participating Shares” means shares of any other class or series of Common Stock or Preferred Stock to the extent that, in accordance with the terms thereof, such shares are entitled to participate with Common Stock in, as applicable, (x) dividends or distributions paid by the Corporation, or (y) any liquidation, dissolution or winding up of the Corporation.

(n) “Permitted Transfer” means any Transfer that is (i) made to a Permitted Transferee of the transferor upon prior written notice to the Corporation, (ii) made in accordance with the Investor Rights Agreement, (iii) made as a bona fide gift to a charitable organization, or (iv) made pursuant to any liquidation, merger, stock exchange or other similar transaction as part of a bona fide third party transaction subsequent to the business combination transactions contemplated by the Business Combination Agreement which results in all of the Corporation’s stockholders exchanging or having the right to exchange their shares of Common Stock for cash, securities or other property; provided that, in connection with any Transfer by a Person that has executed a counterpart to the Investor Rights Agreement, the recipient of such Transfer shall be required to execute a joinder agreement and agree to be entitled and be bound by all of the rights and obligations thereunder as an “Investor.”

(o) “Permitted Transferee” means: with respect to any Person, (i) any member of the Family Group of such Person, (ii) any Affiliate of such Person, (iii) any Affiliate of any member of the Family Group of such Person, (iv) if such Person is a corporation, limited liability company, partnership or trust, the stockholders, partners, members, equityholders or beneficiaries of such Person, or (v) if such Person is a natural person, a Transferee that receives such Stock (a) by virtue of laws of descent and distribution upon death of such individual or (b) in accordance with a qualified domestic relations order.

(p) “Person” means an individual, a sole proprietorship, a corporation, a partnership, limited liability company, a limited partnership, a joint venture, an association, a trust, or any other entity or organization, including a government or a political subdivision, agency or instrumentality thereof.

(q) “Prospectus” has the meaning given to such term in the Business Combination Agreement.

(r) “Ratably” means, with respect to Participating Shares (determined pursuant to the definition of “Participating Shares”, as of the applicable time), on a per share basis. If, after the Effective Date, other terms are approved by the Corporation with respect to participation of any class or series of capital stock in residual distributions of the Corporation and are set forth in this Certificate of Incorporation or any certificate of designation with respect to Preferred Stock, “Ratably” shall automatically be adjusted to take account of such other terms.

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(s) “Restricted Transfer” means any Transfer other than a Permitted Transfer.

(t) “Subscription Agreement” has the meaning given to such term in the Business Combination Agreement.

(u) “Supporting Company Shareholders” has the meaning given to such term in the Business Combination Agreement.

(v) “Transfer” means, when used as a noun, any voluntary or involuntary transfer, sale, pledge or hypothecation or other disposition by the Transferor (whether by operation of law or otherwise) and, when used as a verb, the Transferor voluntarily or involuntarily, transfers, sells, pledges or hypothecates or otherwise disposes of (whether by operation of law or otherwise), including, in each case, (a) the establishment or increase of a put equivalent position or liquidation with respect to, or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security or (b) entry into any swap or other arrangement that transfers to another Person, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise. The terms “Transferee,” “Transferor,” “Transferred,” and other forms of the word “Transfer” shall have the correlative meanings.

(w) “VWAP” means means, with respect to any trading day, the volume-weighted average share price of Common Stock as displayed on the Buyer’s page on Bloomberg (or any successor service) in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time on such trading day.

[Signature Page Follows]

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IN WITNESS WHEREOF, [__] has caused this [Amended and Restated] Certificate of Incorporation to be duly executed in its name and on its behalf by an authorized officer as of this [__]th day of [__], [__].

[__]
By:
Name:	[__]
Title:	[__]

Annex D

AMENDED AND RESTATED

BY-LAWS

OF

CVENT HOLDING CORP.

ARTICLE I

OFFICES

Section 1.1 Registered Office. The registered office of Cvent Holding Corp. (the “Corporation”) shall be located at either (a) the principal place of business of the Corporation in the State of Delaware or (b) the office of the corporation or individual acting as the Corporation’s registered agent in Delaware.

Section 1.2 Additional Offices. The Corporation may, in addition to its registered office in the State of Delaware, have such other offices and places of business, both within and outside the State of Delaware, as the Board of Directors of the Corporation (the “Board”) may from time to time determine or as the business and affairs of the Corporation may require.

ARTICLE II

STOCKHOLDERS

Section 2.1 Annual Meetings. The annual meeting of the stockholders of the Corporation for the purpose of electing directors and for the transaction of such other business as may properly be brought before such meeting shall be held on such date, and at such time and place, if any, within or without the State of Delaware, or by means of remote communications, including by webcast, pursuant to Section 2.12(c)(ii), as may be designated from time to time by the Board. The Board may postpone, reschedule or cancel any annual meeting of stockholders previously scheduled.

Section 2.2 Special Meetings. Except as otherwise required by the General Corporation Law of the State of Delaware (the “DGCL”) or required or permitted by the certificate of incorporation of the Corporation (as amended, restated, modified or supplemented from time to time, the “Certificate of Incorporation”), and subject to the rights of the holders of any class or series of Preferred Stock (as defined in the Certificate of Incorporation), if any, special meetings of the stockholders of the Corporation may be called only by or at the direction of the Board, the Chairman of the Board or the Chief Executive Officer. Special meetings may be held either at a place, within or without the State of Delaware, or by means of remote communications, including by webcast, pursuant to Section 2.12(c)(ii), as the Board may determine. The Board may postpone, reschedule or cancel any special meeting of stockholders previously scheduled.

Section 2.3 Notice of Meetings. Except as otherwise provided by the DGCL, the Certificate of Incorporation or these By-Laws, notice of the date, time, place (if any), the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) and, in the case of a special meeting, the purpose or purposes of the meeting of stockholders shall be given not more than 60, nor less than ten, days previous thereto (unless a different time is specified by applicable law), to each stockholder entitled to vote at the meeting as of the record date for determining stockholders entitled to notice of the meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. Without limiting the manner by which notices of meetings otherwise may be given effectively to stockholders, any such notice may be given by electronic transmission in the manner provided in Section 232 of the DGCL.

Section 2.4 Quorum; Adjournments. The holders of a majority in voting power of the capital stock of the Corporation issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided herein, by applicable law or by the Certificate of Incorporation; but if at any meeting of stockholders there shall be less than a quorum present, the chairman of the meeting or, by a majority in voting power thereof, the stockholders present (either in person or by proxy) may, to the extent permitted by law, adjourn the meeting from time to time without further notice, other than announcement at the meeting of the date, time and place, if any, and the means of remote communication, if any, by which stockholders may be deemed present in person and vote at such adjourned meeting, until a quorum shall be present or represented. Notwithstanding the foregoing, where a separate vote by a class or series or classes or series is required, a majority in voting power of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter. At any adjourned meeting at which a quorum shall be present or represented by proxy, any business may be transacted which might have been transacted at the original meeting. Notice need not be given of any adjourned meeting if the time, date and place, if any, and the means of remote communication, if any, by which stockholders may be deemed present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; provided, however, that if the adjournment is for more than 60 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix a new record date for notice of such adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date for notice of such adjourned meeting.

Section 2.5 Organization of Meetings. The Chairman of the Board, or in the absence of the Chairman of the Board, or at the Chairman of the Board’s discretion, the Chief Executive Officer, or in the Chief Executive Officer’s absence or at the Chief Executive Officer’s discretion, any officer of the Corporation, shall call all meetings of the stockholders to order and shall act as chairman of any such meetings. The Secretary of the Corporation or, in such officer’s absence, an Assistant Secretary of the Corporation, shall act as secretary of the meeting. If neither the Secretary nor an Assistant Secretary is present, the chairman of the meeting shall appoint a secretary of the meeting. The Board may adopt such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Unless otherwise determined by the Board prior to the meeting, the chairman of the meeting shall determine the order of business and shall have the authority in his or her discretion to regulate the conduct of any such meeting, including, without limitation, convening the meeting and adjourning the meeting (whether or not a quorum is present), announcing the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote, imposing restrictions on the persons (other than stockholders of record of the Corporation or their duly appointed proxies) who may attend any such meeting, establishing procedures for the transaction of business at such meeting (including the dismissal of business not properly presented), maintaining order at the meeting and safety of those present, restricting entry to such meeting after the time fixed for commencement thereof and limiting the circumstances in which any person may make a statement or ask questions at any meeting of stockholders. Unless and to the extent determined by the Board or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

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Section 2.6 Proxies.

(a) At all meetings of stockholders, any stockholder entitled to vote thereat shall be entitled to vote in person or by proxy, subject to applicable law. Without limiting the manner in which a stockholder may authorize another person or persons to act for the stockholder as proxy pursuant to the DGCL, the following shall constitute a valid means by which a stockholder may grant such authority: (i) a stockholder may execute a writing authorizing another person or persons to act for the stockholder as proxy, and execution of the writing may be accomplished by the stockholder or the stockholder’s authorized officer, director, employee or agent signing such writing or causing his or her signature to be affixed to such writing by any reasonable means including, but not limited to, by facsimile signature; or (ii) a stockholder may authorize another person or persons to act for the stockholder as proxy by transmitting or authorizing by means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period; provided, that any such means of electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder. If it is determined that such electronic transmissions are valid, the inspector or inspectors of stockholder votes or, if there are no such inspectors, such other persons making that determination shall specify the information upon which they relied.

(b) A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date.

(c) Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to the preceding paragraphs of this Section 2.6 (including any electronic transmission) may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used; provided, that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

(d) Proxies shall be filed with the secretary of the meeting prior to or at the commencement of the meeting to which they relate.

Section 2.7 Voting. When a quorum is present at any meeting, the vote of the holders of a majority of the voting power of the outstanding shares of capital stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall decide any question brought before such meeting, unless the question is one upon which by express provision of the Certificate of Incorporation, the Investor Rights Agreement (as defined in the Certificate of Incorporation), these By-Laws or the DGCL a different vote is required, in which case such express provision shall govern and control the decision of such question. Notwithstanding the foregoing, where a separate vote by a class or series or classes or series is required and a quorum is present, the affirmative vote of a majority of the votes cast by shares of such class or series or classes or series and entitled to vote on the subject matter shall be the act of such class or series or classes or series, unless the question is one upon which by express provision of the Certificate of Incorporation, the Investor Rights Agreement, these By-Laws or the DGCL a different vote is required, in which case such express provision shall govern and control the decision of such question.

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Section 2.8 Fixing Record Date.

(a) In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by applicable law, not be more than 60 nor less than ten days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change or conversion or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall not be more than 60 days prior to such action. If no such record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

(c) Unless otherwise restricted by the Certificate of Incorporation, in order that the Corporation may determine the stockholders entitled to express consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date for determining stockholders entitled to express consent to corporate action in writing without a meeting is fixed by the Board, (i) when no prior action of the Board is required by law, the record date for such purpose shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with applicable law, and (ii) if prior action by the Board is required by law, the record date for such purpose shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.

Section 2.9 Consents in Lieu of Meeting. At any time when action by one or more classes or series of stockholders of the Corporation is permitted to be taken by written consent pursuant to the terms and limitations set forth in the Certificate of Incorporation and/or the Investor Rights Agreement (as applicable), the provisions of this section shall apply. All consents properly delivered in accordance with the Certificate of Incorporation, the Investor Rights Agreement (as applicable) and the DGCL shall be deemed to be recorded when so delivered. No written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered to the Corporation as required by the DGCL, written consents signed by the holders of a sufficient number of shares to take such corporate action are so delivered to the Corporation in accordance with the applicable provisions of the

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DGCL. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation as provided in the applicable provisions of the DGCL. Any action taken pursuant to such written consent or consents of the stockholders shall have the same force and effect as if taken by the stockholders at a meeting thereof. In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date has been fixed by the Board, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is required by the DGCL, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand, by certified or registered mail, return receipt requested, or by electronic transmission. If no record date has been fixed by the Board and prior action by the Board is required by the DGCL, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.

Section 2.10 List of Stockholders Entitled to Vote. The Corporation shall prepare, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least ten days prior to the meeting: (i) on a reasonably accessible electronic network; provided, that the information required to gain access to such list is provided with the notice of the meeting; or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

Section 2.11 Inspectors. The Board, in advance of all meetings of the stockholders, may, and shall if required by applicable law, appoint one or more inspectors of stockholder votes, who may be employees or agents of the Corporation or stockholders or their proxies, but who shall not be directors of the Corporation or candidates for election as directors. In the event that one or more inspectors of stockholder votes previously designated by the Board fails to appear or act at the meeting of stockholders, the chairman of the meeting may appoint one or more inspectors of stockholder votes to fill such vacancy or vacancies. Inspectors of stockholder votes appointed to act at any meeting of the stockholders, before entering upon the discharge of their duties, shall take and sign an oath to faithfully execute the duties of inspector of stockholder votes with strict impartiality and according to the best of their ability and the oath so taken shall be subscribed by them. The inspector or inspectors so appointed or designated shall (i)

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ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each such share, (ii) determine the shares of capital stock of the Corporation represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares of capital stock of the Corporation represented at the meeting and such inspectors’ count of all votes and ballots. Such certification and report shall specify such other information as may be required by applicable law. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the Corporation, the inspectors may consider such information as is permitted by applicable law.

Section 2.12 Conduct of Meetings

(a) Annual Meetings of Stockholders.

(i) Nominations of persons for election to the Board and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only (A) as provided in the Investor Rights Agreement, (B) pursuant to the Corporation’s notice of meeting (or any supplement thereto) delivered pursuant to Section 2.3, (C) by or at the direction of the Board or any authorized committee thereof or (D) by any stockholder of the Corporation who is entitled to vote on such election or such other business at the meeting, who has complied with the notice procedures set forth in subparagraphs (ii) and (iii) of this Section 2.12(a) and who was a stockholder of record at the time such notice was delivered to the Secretary of the Corporation.

(ii) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (D) of Section 2.12(a)(i), the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation (even if such matter is already the subject of any notice to the stockholders or a public announcement from the Board), and, in the case of business other than nominations of persons for election to the Board, such other business must be a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is scheduled for more than 30 days before, or more than 70 days following, such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered not later than the tenth day following the day on which public announcement of the date of such meeting is first made. For purposes of the application of Rule 14a-4(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (or any successor provision), the date for notice specified in this Section 2.12(a)(ii) shall be the earlier of the date calculated as hereinbefore provided or the date specified in paragraph (c)(1) of Rule 14a-4. For purposes of the first annual meeting of stockholders following the adoption of these By-Laws, the date of the preceding year’s annual meeting shall be deemed to be [•] of the preceding calendar year. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. For the avoidance of doubt, a stockholder shall not be entitled to make additional or substitute nominations following the expiration of the time periods set forth in these By-Laws. Notwithstanding anything in this Section 2.12(a)(ii) to the contrary, in the event that the number of directors to be elected to the Board at an annual meeting is increased and there is no public announcement by the Corporation naming all of the nominees for director or

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specifying the size of the increased Board at least 100 calendar days prior to the first anniversary of the preceding year’s annual meeting of stockholders, then a stockholder’s notice required by this Section 2.12 shall be considered timely, but only with respect to nominees for any new positions created by such increase, if it is received by the Secretary of the Corporation not later than the close of business on the tenth calendar day following the day on which such public announcement is first made by the Corporation.

(iii) Such stockholder’s notice shall set forth (A) as to each person whom the stockholder proposes to nominate for election or re-election as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder, including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend these By-Laws, the language of the proposed amendment), the reasons for conducting such business at the meeting and any substantial interest (within the meaning of Item 5 of Schedule 14A under the Exchange Act) in such business of such stockholder and the beneficial owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act), if any, on whose behalf the proposal is made; (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (I) the name and address of such stockholder, as they appear on the Corporation’s books and records, and of such beneficial owner, (II) the class or series and number of shares of capital stock of the Corporation which are owned directly or indirectly, beneficially and of record by such stockholder and such beneficial owner, (III) a representation that the stockholder (aa) is a holder of record of the stock of the Corporation at the time of the giving of the notice, (bb) will be entitled to vote at such meeting and (cc) will appear in person or by proxy at the meeting to propose such business or nomination, (IV) a representation as to whether the stockholder or the beneficial owner, if any, will be or is part of a group which will (aa) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the voting power of the Corporation’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (bb) otherwise solicit proxies or votes from stockholders in support of such proposal or nomination, (V) a certification regarding whether such stockholder and beneficial owner, if any, have complied with all applicable federal, state and other legal requirements in connection with the stockholder’s and/or beneficial owner’s acquisition of shares of capital stock or other securities of the Corporation and/or the stockholder’s and/or beneficial owner’s acts or omissions as a stockholder of the Corporation and (VI) any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder; (D) a description of any agreement, arrangement or understanding with respect to the nomination or proposal and/or the voting of shares of any class or series of stock of the Corporation between or among the stockholder giving the notice, the beneficial owner, if any, on whose behalf the nomination or proposal is made, any of their respective affiliates or associates and/or any others acting in concert with any of the foregoing (collectively, “proponent persons”); and (E) a description of any agreement,

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arrangement or understanding (including without limitation any contract to purchase or sell, acquisition or grant of any option, right or warrant to purchase or sell, swap or other instrument) the intent or effect of which may be (I) to transfer to or from any proponent person, in whole or in part, any of the economic consequences of ownership of any security of the Corporation, (II) to increase or decrease the voting power of any proponent person with respect to shares of any class or series of stock of the Corporation and/or (III) to provide any proponent person, directly or indirectly, with the opportunity to profit or share in any profit derived from, or to otherwise benefit economically from, any increase or decrease in the value of any security of the Corporation. A stockholder providing notice of a proposed nomination for election to the Board or other business proposed to be brought before a meeting (whether given pursuant to this Section 2.12(a)(iii) or Section 2.12(b)) shall update and supplement such notice from time to time to the extent necessary so that the information provided or required to be provided in such notice shall be true and correct as of the record date for determining the stockholders entitled to notice of the meeting and as of the date that is 15 days prior to the meeting or any adjournment or postponement thereof; provided, that if the record date for determining the stockholders entitled to vote at the meeting is less than 15 days prior to the meeting or any adjournment or postponement thereof, the information shall be supplemented and updated as of such later date. Any such update and supplement shall be delivered in writing to the Secretary of the Corporation at the principal executive offices of the Corporation not later than five days after the record date for determining the stockholders entitled to notice of the meeting (in the case of any update or supplement required to be made as of the record date for determining the stockholders entitled to notice of the meeting), not later than ten days prior to the date for the meeting or any adjournment or postponement thereof (in the case of any update or supplement required to be made as of 15 days prior to the meeting or any adjournment or postponement thereof) and not later than five days after the record date for determining the stockholders entitled to vote at the meeting, but no later than the date prior to the meeting or any adjournment or postponement thereof (in the case of any update and supplement required to be made as of a date less than 15 days prior the date of the meeting or any adjournment or postponement thereof). The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation and to determine the independence of such director under the Exchange Act and rules and regulations thereunder and applicable stock exchange rules.

(A) The foregoing notice requirements of this Section 2.12(a)(iii) shall be deemed satisfied by a stockholder as to any proposal (other than nominations) if the stockholder has notified the Corporation of such stockholder’s intention to present such proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) of the Exchange Act, and such stockholder has complied with the requirements of such Rule for inclusion of such proposal in a proxy statement prepared by the Corporation to solicit proxies for such annual meeting. Nothing in this Section 2.12(a)(iii) shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

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(iv) Notwithstanding anything in the second sentence of Section 2.12(a)(iii)(A) to the contrary, in the event that the number of directors to be elected to the Board is increased, effective after the time period for which nominations would otherwise be due under Section 2.12(a)(ii), and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board made by the Corporation at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Section 2.12 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth day following the day on which a public announcement of such increase is first made by the Corporation.

(b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting pursuant to Section 2.3. At any time that the stockholders are not prohibited from filling vacancies or newly created directorships on the Board, nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (i) by or at the direction of the Board or a committee thereof, (ii) as provided in the Investor Rights Agreement or (iii) provided that the Board has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is entitled to vote on such election at the meeting, who has complied with the notice procedures set forth in this Section 2.12 and who is a stockholder of record at the time such notice is delivered to the Secretary of the Corporation. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board, any such stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting if the stockholder’s notice as required by Section 2.12(a)(ii) is delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting.

(c) General.

(i) (A) Only persons who are nominated in accordance with the procedures set forth in this Section 2.12 shall be eligible to be elected to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 2.12. Except as otherwise provided by law, the Certificate of Incorporation, the Investor Rights Agreement or these By-Laws, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the procedures set forth in this Section 2.12 and, if any proposed nomination or business is not in compliance with this Section 2.12, to declare that such defective nomination shall be disregarded or that such proposed business shall not be transacted.

(B) Notwithstanding the foregoing provisions of this Section 2.12, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.12, to be considered a qualified representative of a stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be

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authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(ii) If authorized by the Board in its sole discretion, and subject to such rules, regulations and procedures as the Board may adopt, stockholders of the Corporation and proxyholders not physically present at a meeting of stockholders of the Corporation may, by means of remote communication participate in a meeting of stockholders of the Corporation and be deemed present in person and vote at a meeting of stockholders of the Corporation whether such meeting is to be held at a designated place or solely by means of remote communication; provided, however, that (A) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder of the Corporation or proxyholder; (B) the Corporation shall implement reasonable measures to provide such stockholders of the Corporation and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders of the Corporation, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings; and (C) if any stockholder of the Corporation or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

(iii) For purposes of this Section 2.12, “public announcement” shall mean disclosure of the information to the public in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service, in a document publicly filed or furnished by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act or otherwise disseminated in a manner constituting “public disclosure” under Regulation FD promulgated by the Securities and Exchange Commission.

(iv) No adjournment or postponement or notice of adjournment or postponement of any meeting shall be deemed to constitute a new notice (or extend any notice time period) of such meeting for purposes of this Section 2.12, and in order for any notification required to be delivered by a stockholder pursuant to this Section 2.12 to be timely, such notification must be delivered within the periods set forth above with respect to the originally scheduled meeting.

(v) Notwithstanding the foregoing provisions of this Section 2.12, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.12; provided, however, that, to the fullest extent permitted by applicable law, any references in these By-Laws to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 2.12 (including clause (D) of Section 2.12(a)(i) and Section 2.12(b) hereof), and compliance with clause (D) of Section 2.12(a)(i) and Section 2.12(b) shall be the exclusive means for a stockholder to make nominations or submit other business. Nothing in this Section 2.12 shall apply to the right, if any, of the holders of any series of Preferred Stock, if any, to elect directors pursuant to any applicable provisions of the Certificate of Incorporation and/or the Investor Rights Agreement (as applicable).

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(vi) Notwithstanding anything to the contrary contained herein, for as long as the Investor Rights Agreement (as defined in the Certificate of Incorporation) remains in effect with respect to the Parties (as defined in the Certificate of Incorporation) (the “Investor Rights Agreement Parties”), the Investor Rights Agreement Parties (to the extent then subject to the Investor Rights Agreement) shall not be subject to the notice procedures set forth in Section 2.12(a)(ii), Section 2.12(a)(iii) or Section 2.12(b) with respect to any annual or special meeting of stockholders to the extent necessary to effect the transactions and rights set forth in the Investor Rights Agreement.

ARTICLE III

BOARD OF DIRECTORS

Section 3.1 Number; Election; Quorum; Voting. The Board shall consist, subject to the Certificate of Incorporation and the Investor Rights Agreement or any certificate of designation with respect to any series of Preferred Stock, of such number of directors as shall from time to time be fixed exclusively by resolution adopted by the Board. Directors shall (except as hereinafter provided for the filling of vacancies and newly created directorships, and except as otherwise expressly provided in the Certificate of Incorporation or the Investor Rights Agreement) be elected by the holders of a plurality of the votes cast by the holders of shares present in person or represented by proxy at the meeting and entitled to vote on the election of such directors in accordance with the terms of the Certificate of Incorporation and the Investor Rights Agreement, as applicable. Unless otherwise provided in the Investor Rights Agreement, a majority of the total number of directors then in office shall constitute a quorum for the transaction of business. Except as otherwise provided by law, these By-Laws, by the Certificate of Incorporation or by the Investor Rights Agreement, the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board. Directors need not be stockholders.

Section 3.2 Resignation; Removal. Any director may resign at any time upon notice given in writing or by electronic transmission to the Board, the Chairman of the Board, the Chief Executive Officer, the President or the Secretary of the Corporation. The resignation shall take effect at the time or the happening of any event specified therein, and if no time or event is specified, at the time of its receipt. The acceptance of a resignation shall not be necessary to make it effective unless otherwise expressly provided in the resignation. Subject to the Investor Rights Agreement, directors of the Corporation may be removed in the manner provided in the Certificate of Incorporation and applicable law.

Section 3.3 Vacancies. Subject to the Certificate of Incorporation and the Investor Rights Agreement, unless otherwise required by the DGCL or Section 3.5, any newly created directorship on the Board that results from an increase in the number of directors and any vacancy occurring in the Board (whether by death, resignation, removal (including pursuant to the terms of the Certificate of Incorporation), retirement, disqualification or otherwise) shall be filled only by a majority of the directors then in office, although less than a quorum, by any authorized committee of the Board or by a sole remaining director.

Section 3.4 Meetings of the Board. Meetings of the Board shall be held at such place, if any, within or without the State of Delaware as may from time to time be fixed by resolution of the Board or as may be specified in the notice of any meeting. Regular meetings of the Board shall be held at such times as may from time to time be fixed by resolution of the Board and special meetings may be held at any time upon the call of the Chairman of the Board, the Chief Executive Officer, or by a majority of the total number of directors then in office, by written notice, including facsimile, e-mail or other means of electronic transmission, duly served on or sent and delivered to each director in accordance with Section 11.2. Notice of each special meeting of the Board shall be given, as provided in Section 11.2, to each director: (a) at least 24 hours before the meeting, if such notice is oral notice given personally or by telephone or written notice given by hand delivery or by means of a form of electronic transmission and delivery; (b) at least

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two days before the meeting, if such notice is sent by a nationally recognized overnight delivery service; and (c) at least five days before the meeting, if such notice is sent through the United States mail. If the Secretary of the Corporation shall fail or refuse to give such notice, then the notice may be given by the officer who called the meeting or the directors who requested the meeting. The notice of any regular meeting need not specify the purposes thereof, but notice of any special meeting shall specify the purposes thereof. A meeting of the Board may be held without notice immediately after the annual meeting of stockholders at the same place, if any, at which such meeting is held. Notice need not be given of regular meetings of the Board held at times fixed by resolution of the Board. Notice of any meeting need not be given to any director who shall attend such meeting (except when the director attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened), or who shall waive notice thereof, before or after such meeting, in writing (including by electronic transmission).

Section 3.5 Preferred Stock Directors. Notwithstanding the foregoing, whenever the holders of any one or more series of Preferred Stock issued by the Corporation, if any, shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal, and other features of such directorships shall be governed by the terms of the Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) and the Investor Rights Agreement applicable thereto. The number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the total number of directors fixed by the Board pursuant to the Certificate of Incorporation and these By-Laws. Except as otherwise expressly provided in the terms of such series, the number of directors that may be so elected by the holders of any such series of stock shall be elected for terms expiring at the next annual meeting of stockholders, and vacancies among directors so elected by the separate vote of the holders of any such series of Preferred Stock shall be filled by the affirmative vote of a majority of the remaining directors elected by such series, or, if there are no such remaining directors, by the holders of such series in the same manner in which such series initially elected a director.

Section 3.6 Committees. Subject to the Investor Rights Agreement, the Board may from time to time establish one or more committees of the Board to serve at the pleasure of the Board (including, but not limited to, an Executive Committee, an Audit Committee and a Compensation Committee), which shall be comprised of such members of the Board, and have such duties and be vested with such powers as the Board shall from time to time determine. Any director may belong to any number of committees of the Board. Subject to the Certificate of Incorporation and the Investor Rights Agreement, the Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member, subject to the Investor Rights Agreement. Subject to the Certificate of Incorporation and the Investor Rights Agreement, unless otherwise provided in the Certificate of Incorporation, these By-Laws or the resolution of the Board designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and may delegate to a subcommittee any or all of the powers and authority of the committee. Any such committee, to the extent provided in the resolution of the Board establishing such committee, subject to the Investor Rights Agreement, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (a) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval or (b) adopting, amending or

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repealing any By-Law of the Corporation. Each committee of the Board may fix its own rules of procedure and shall hold its meetings as provided by such rules, except as may otherwise be provided by a resolution of the Board designating such committee or the Investor Rights Agreement. Unless otherwise provided in such a resolution or the Investor Rights Agreement, the presence of at least a majority of the members of the committee shall be necessary to constitute a quorum; and all matters shall be determined by a majority affirmative vote of the members present at a meeting of the committee at which a quorum is present. Unless otherwise provided in such a resolution or the Investor Rights Agreement, in the event that a member and that member’s alternate, if alternates are designated by the Board, of such committee is or are absent or disqualified, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member.

Section 3.7 Consent in Lieu of Meeting. Unless otherwise restricted by the Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing (including by electronic transmission), and the writing or writings (including any electronic transmission or transmissions) are filed with the minutes of proceedings of the Board.

Section 3.8 Remote Meetings. The members of the Board or any committee thereof may participate in a meeting of such Board or committee, as the case may be, by means of remote communications, including by webcast, conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 3.8 shall constitute presence in person at such a meeting.

Section 3.9 Compensation. The Board may establish policies for the compensation of directors and for the reimbursement of the expenses of directors, in each case, in connection with services provided by directors to the Corporation.

Section 3.10 Reliance on Books and Records. A member of the Board, or a member of any committee designated by the Board shall, in the performance of such person’s duties, be fully protected in relying in good faith upon records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of the Corporation’s officers or employees, or committees of the Board, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

ARTICLE IV

OFFICERS

Section 4.1 Officers. The Board shall elect officers of the Corporation, including a Chief Executive Officer and a Secretary. The Board may also from time to time elect such other officers as it may deem proper or may delegate to any elected officer of the Corporation the power to appoint and remove any such other officers and to prescribe their respective terms of office, authorities and duties. Any President or Vice President may be designated Executive, Senior or Corporate, or may be given such other designation or combination of designations as the Board or the Chief Executive Officer may determine. Any two or more offices may be held by the same person. The Board may also elect or appoint a Chairman of the Board, who may or may not also be an officer of the Corporation. The Board may elect or appoint co-Chairmen of the Board, or co-Chief Executive Officers and, in such case, references in these By-Laws to the Chairman of the Board, or the Chief Executive Officer shall refer to either such co-Chairman of the Board, co-President or co-Chief Executive Officer, as the case may be.

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Section 4.2 Term; Removal. All officers of the Corporation elected by the Board shall hold office for such terms as may be determined by the Board or, except with respect to his or her own office, the Chief Executive Officer, or until their respective successors are chosen and qualified or until his or her earlier resignation or removal. Subject to the Investor Rights Agreement, any officer may be removed from office at any time either with or without cause by the Board, or, in the case of appointed officers, by the Chief Executive Officer or any elected officer upon whom such power of removal shall have been conferred by the Board.

Section 4.3 Powers. Each of the officers of the Corporation elected by the Board or appointed by an officer in accordance with these By-Laws shall have the powers and duties prescribed by applicable law, by these By-Laws or by the Board and, in the case of appointed officers, the powers and duties prescribed by the appointing officer, and, unless otherwise prescribed by these By-Laws or by the Board or such appointing officer, shall have such further powers and duties as ordinarily pertain to that office.

Section 4.4 Delegation. Unless otherwise provided in these By-Laws, in the absence or disability of any officer of the Corporation, the Board or the Chief Executive Officer may, during such period, delegate such officer’s powers and duties to any other officer or to any director and the person to whom such powers and duties are delegated shall, for the time being, hold such office. No delegation to officers of the Corporation or any committee of the Board shall limit, amend or waive any delegation by the Board to the Executive Committee of the Corporation in accordance with the Investor Rights Agreement.

ARTICLE V

INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

Section 5.1 Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative or any other type whatsoever (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or an officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, member, manager, officer, employee, agent or trustee of another corporation or of a partnership, limited liability company, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; except as provided in Section 5.3 with respect to proceedings to enforce rights to indemnification or advancement of expenses or with respect to any compulsory counterclaim brought by such indemnitee, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.

Section 5.2 Right to Advancement of Expenses. In addition to the right to indemnification conferred in Section 5.1, an indemnitee shall also have the right to be paid by the Corporation the expenses (including attorney’s fees) incurred in appearing at, participating in or defending any such proceeding in advance of its final disposition or in connection with a proceeding brought to establish or enforce a right to indemnification or advancement of expenses under this Article V (which shall be governed by Section 5.3) (hereinafter an “advancement of expenses”); provided, however, that, if (x) the DGCL requires or (y) in the case of an advance made in a proceeding brought to establish or enforce a right to indemnification or

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advancement, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made solely upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined after final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to indemnification under this Article V or otherwise.

Section 5.3 Right of Indemnitee to Bring Suit. If a claim under Section 5.1 or Section 5.2 is not paid in full by the Corporation within (a) 60 days after a written claim for indemnification has been received by the Corporation or (b) 20 days after a claim for an advancement of expenses has been received by the Corporation, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim or to obtain advancement of expenses, as applicable. To the fullest extent permitted by applicable law, if the indemnitee is successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense of the Corporation that, and (ii) any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including by its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including by its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article V or otherwise shall be on the Corporation.

Section 5.4 Non-Exclusivity of Rights. The provision of indemnification to or the advancement of expenses and costs to any indemnitee under this Article V, or the entitlement of any indemnitee to indemnification or advancement of expenses and costs under this Article V, shall not limit or restrict in any way the power of the Corporation to indemnify or advance expenses and costs to such indemnitee in any other way permitted by law or be deemed exclusive of, or invalidate, any right to which any indemnitee seeking indemnification or advancement of expenses and costs may be entitled under any law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such indemnitee’s capacity as an officer, director, employee or agent of the Corporation and as to action in any other capacity.

Section 5.5 Contract Rights. The rights conferred upon indemnitees in this Article V shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director or officer, and shall inure to the benefit of the indemnitee’s heirs, executors and administrators. Any amendment, alteration or repeal of this Article V that adversely affects any right of an indemnitee or its successors shall be prospective only and shall not limit, eliminate, or impair any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.

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Section 5.6 Insurance. The Corporation shall purchase and maintain insurance (or be named on the insurance policy of an affiliate), at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise, as the Board shall determine in its sole discretion, against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Section 5.7 Employees and Agents. The Corporation may, to the extent authorized from time to time by the Board, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article V with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

ARTICLE VI

CORPORATE BOOKS

Section 6.1 Corporate Books. The books of the Corporation may be kept inside or outside of the State of Delaware at such place or places as the Board may from time to time determine.

ARTICLE VII

CHECKS, NOTES, PROXIES, ETC.

Section 7.1 Checks, Notes, Proxies, Etc. All checks and drafts on the Corporation’s bank accounts and all bills of exchange and promissory notes, and all acceptances, obligations and other instruments for the payment of money, shall be signed by such officer or officers or agent or agents as shall be authorized from time to time by the Board, or such officer or officers who may be delegated such authority. Proxies to vote and consents with respect to securities of other corporations or other entities owned by or standing in the name of the Corporation may be executed and delivered from time to time on behalf of the Corporation by the Chairman of the Board, the Chief Executive Officer, Secretary or by such officers as the Chairman of the Board, the Chief Executive Officer or the Board may from time to time determine.

ARTICLE VIII

SHARES AND OTHER SECURITIES OF THE CORPORATION

Section 8.1 Certificated and Uncertificated Shares. The shares of the Corporation may be certificated or uncertificated, subject to the sole discretion of the Board and the requirements of the DGCL.

Section 8.2 Signatures. Each certificate representing capital stock of the Corporation shall be signed by or in the name of the Corporation by any two authorized officers of the Corporation, which authorized officers shall include, without limitation, the Chief Executive Officer, the President, any Vice President, the Chief Financial Officer, the Secretary or any Assistant Secretary of the Corporation. Any or all of the signatures on any certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar on the date of issue.

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Section 8.3 Lost, Destroyed or Wrongfully Taken Certificates.

(a) If an owner of a certificate representing shares claims that such certificate has been lost, destroyed or wrongfully taken, the Corporation shall issue a new certificate representing such shares or such shares in uncertificated form if the owner: (i) requests such a new certificate before the Corporation has notice that the certificate representing such shares has been acquired by a protected purchaser; (ii) if requested by the Corporation, delivers to the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, wrongful taking or destruction of such certificate or the issuance of such new certificate or uncertificated shares; and (iii) satisfies other reasonable requirements imposed by the Corporation.

(b) If a certificate representing shares has been lost, apparently destroyed or wrongfully taken, and the owner fails to notify the Corporation of that fact within a reasonable time after the owner has notice of such loss, apparent destruction or wrongful taking and the Corporation registers a transfer of such shares before receiving notification, the owner shall, to the fullest extent permitted by applicable law, be precluded from asserting against the Corporation any claim for registering such transfer or a claim to a new certificate representing such shares or such shares in uncertificated form.

Section 8.4 Transfer of Stock.

(a) Transfers of record of shares of stock of the Corporation shall be made only upon the books administered by or on behalf of the Corporation, and only upon proper transfer instructions, including by electronic transmission, pursuant to the direction of the registered holder thereof, such person’s attorney lawfully constituted in writing, or from an individual presenting proper evidence of succession, assignment or authority to transfer the shares of stock; or, in the case of stock represented by certificate(s) upon delivery of a properly endorsed certificate(s) for a like number of shares or accompanied by a duly executed stock transfer power.

(b) The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

Section 8.5 Registered Stockholders. Before due presentment for registration of transfer of a certificate representing shares of the Corporation or of an instruction requesting registration of transfer of uncertificated shares, the Corporation may treat the registered owner as the person exclusively entitled to inspect for any proper purpose the stock ledger and the other books and records of the Corporation, vote such shares, receive dividends or notifications with respect to such shares and otherwise exercise all the rights and powers of the owner of such shares, except that a person who is the beneficial owner of such shares (if held in a voting trust or by a nominee on behalf of such person) may, upon providing documentary evidence of beneficial ownership of such shares and satisfying such other conditions as are provided under applicable law, may also so inspect the books and records of the Corporation.

Section 8.6 Regulations. The Board shall have power and authority to make such additional rules and regulations, subject to any applicable requirement of law, as the Board may deem necessary and appropriate with respect to the issue, transfer or registration of transfer of shares of stock or certificates representing shares. The Board may appoint one or more transfer agents or registrars and may require for the validity thereof that certificates representing shares bear the signature of any transfer agent or registrar so appointed.

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ARTICLE IX

FISCAL YEAR

Section 9.1 Fiscal Year. The fiscal year of the Corporation shall end on the Sunday of each calendar year that is closest to December 31, unless otherwise determined by resolution of the Board.

ARTICLE X

CORPORATE SEAL

Section 10.1 Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation. In lieu of the corporate seal, when so authorized by the Board or a duly empowered committee thereof, a facsimile thereof may be impressed or affixed or reproduced.

ARTICLE XI

GENERAL PROVISIONS

Section 11.1 Notice. Whenever notice is required to be given by law or under any provision of the Certificate of Incorporation or these By-Laws, notice of any meeting need not be given to any person who shall attend such meeting (except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened), or who shall waive notice thereof, before or after such meeting, in writing (including by electronic transmission).

Section 11.2 Means of Giving Notice. Except as otherwise set forth in any applicable law or any provision of the Certificate of Incorporation or these By-Laws, notice to any Director or stockholder of any meeting or any other matter under the Certificate of Incorporation or these By-laws shall be given by the following means:

(a) Notice to Directors. Whenever under applicable law, the Certificate of Incorporation or these By-Laws notice is required to be given to any director, such notice shall be given either (i) in writing and hand delivered, sent by mail, or sent by a nationally recognized delivery service, (ii) by means of facsimile telecommunication or other form of electronic transmission (including e-mail and instant message), or (iii) by oral notice given personally or by telephone. A notice to a director will be deemed given as follows: (A) if given by hand delivery, orally in person, or by telephone, when actually received by the director; (B) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation; (C) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation; (D) if sent by facsimile telecommunication, when sent to the facsimile transmission number for such director appearing on the records of the Corporation; (E) if sent by electronic mail, when sent to the electronic mail address for such director appearing on the records of the Corporation; or (F) if sent by any other form of electronic transmission, when sent to the address, location or number (as applicable) for such director appearing on the records of the Corporation.

(b) Electronic Transmission. “Electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process, including without limitation a facsimile telecommunication.

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(c) Notice to Stockholders Sharing Same Address. Without limiting the manner by which notice otherwise may be given effectively by the Corporation to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these By-Laws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. A stockholder may revoke such stockholder’s consent by delivering written notice of such revocation to the Corporation. Any stockholder who fails to object in writing to the Corporation within 60 days of having been given written notice by the Corporation of its intention to send such a single written notice shall be deemed to have consented to receiving such single written notice.

(d) Exceptions to Notice Requirements.

(i) Whenever notice is required to be given, under the DGCL, the Certificate of Incorporation or these By-Laws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting that shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(ii) Whenever notice is required to be given by the Corporation, under any provision of the DGCL, the Certificate of Incorporation or these By-Laws, to any stockholder to whom (x) notice of two consecutive annual meetings of stockholders and all notices of stockholder meetings or of the taking of action by written consent of stockholders without a meeting to such stockholder during the period between such two consecutive annual meetings, or (y) all, and at least two payments (if sent by first-class mail) of dividends or interest on securities during a 12-month period, have been mailed addressed to such stockholder at such stockholder’s address as shown on the records of the Corporation and have been returned undeliverable, the giving of such notice to such stockholder shall not be required. Any action or meeting that shall be taken or held without notice to such stockholder shall have the same force and effect as if such notice had been duly given. If any such stockholder shall deliver to the Corporation a written notice setting forth such stockholder’s then current address, the requirement that notice be given to such stockholder shall be reinstated. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to Section 230(b) of the DGCL. The exception in subsection (x) of the first sentence of this paragraph to the requirement that notice be given shall not be applicable to any notice returned as undeliverable if the notice was given by electronic transmission. The exception in subsection (x) of the first sentence of this paragraph to the requirement that notice be given shall not be applicable to any stockholder whose electronic mail address appears on the records of the Corporation and to whom notice by electronic transmission is not prohibited by Section 232 of the DGCL.

Section 11.3 Headings. Section headings in these By-Laws are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.

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Section 11.4 Conflicts. In the event that any provision of these By-Laws is or becomes inconsistent with any provision of the Certificate of Incorporation or the DGCL, the provision of these By-laws shall not be given any effect to the extent of such inconsistency but shall otherwise be given full force and effect.

ARTICLE XII

AMENDMENTS

Section 12.1 Amendments. Subject to the terms of the Investor Rights Agreement, these By-Laws may be made, amended, altered, changed, added to or repealed as set forth in the Certificate of Incorporation.

*     *     *     *

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Annex E

7/23/2021

SUBSCRIPTION AGREEMENT

Dragoneer Growth Opportunities Corp. II

One Letterman Drive

Building D, Suite M500

San Francisco, CA 94129

Ladies and Gentlemen:

This Subscription Agreement (this “Subscription Agreement”) is being entered into by and between Dragoneer Growth Opportunities Corp. II, a Cayman Islands exempted company, which shall be domesticated as a Delaware corporation prior to the closing of the Transaction (as defined herein) (“Dragoneer”), and the undersigned subscriber (the “Investor”), as of the date set forth on Dragoneer’s signature page hereto, in connection with the Business Combination Agreement, dated as of the date hereof (as may be amended, supplemented or otherwise modified from time to time, the “Transaction Agreement”), by and among Dragoneer, Papay Topco, Inc., a Delaware corporation (the “Company”), Redwood Opportunity Merger Sub, Inc., a Delaware corporation (“Merger Sub I”) and Redwood Merger Sub LLC, a Delaware limited liability company (“Merger Sub II”), pursuant to which, among other things, (i) Merger Sub I will merge with and into the Company (the “First Merger”), with the Company as the surviving company in the First Merger and, after giving effect to such merger, becoming a wholly owned subsidiary of Dragoneer, and (ii) immediately following the First Merger and as part of the same overall transaction at the First Merger, the Company will merge with and into Merger Sub II (the “Second Merger”), with Merger Sub II being the surviving company in the Second Merger, on the terms and subject to the conditions therein (such mergers, collectively, the “Transaction”). In connection with the Transaction, Dragoneer is seeking commitments from interested investors to purchase, following the Domestication (as defined below) and prior to the closing of the Transaction, shares of Dragoneer’s common stock, par value $0.0001 per share (the “Shares”), in a private placement for a purchase price of $10.00 per share (the “Per Share Purchase Price”). On or about the date of this Subscription Agreement, Dragoneer is entering into subscription agreements (the “Other Subscription Agreements” and together with the Subscription Agreement, the “Subscription Agreements”) with certain other investors (the “Other Investors” and together with the Investor, the “Investors”), severally and not jointly, pursuant to which the Investors, severally and not jointly, have agreed to purchase on the closing date of the Transaction, inclusive of the Shares subscribed for by the Investor, an aggregate amount of up to 47,500,000 Shares, at the Per Share Purchase Price.

Prior to the closing of the Transaction (and as more fully described in the Transaction Agreement), Dragoneer will domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware and Part XII of the Cayman Islands Companies Law (2020 Revision) (the “Domestication”). The aggregate purchase price to be paid by the Investor for the subscribed Shares (as set forth on the signature page hereto) is referred to herein as the “Subscription Amount”.

For ease of administration, this single Subscription Agreement is being executed so as to enable each Investor identified on the signature page to enter into a Subscription Agreement, severally, but not jointly. The parties agree that (i) the Subscription Agreement shall be treated as if it were a separate agreement with respect to each Investor listed on the signature page, as if each Investor entity had executed a separate Subscription Agreement naming only itself as Investor, and (ii) no Investor listed on the signature page shall have any liability under the Subscription Agreement for the obligations of any other Investor so listed.

In connection therewith, and in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, each of the Investor and Dragoneer acknowledges and agrees as follows:

1.    Subscription. The Investor hereby irrevocably subscribes for and agrees to purchase from Dragoneer, and Dragoneer agrees to issue and sell to the Investor, the number of Shares set forth on the signature page of this Subscription Agreement on the terms and subject to the conditions provided for herein. The Investor acknowledges and agrees that, as a result of the Domestication, the Shares that will be purchased by the Investor and issued by Dragoneer pursuant hereto shall be shares of common stock in a Delaware corporation (and not, for the avoidance of doubt, ordinary shares in a Cayman Islands exempted company) (the “Delaware Common Shares”).

Confidential

2.    Closing. The closing of the sale of the Shares contemplated hereby (the “Closing”) is contingent upon the substantially concurrent consummation of the Transaction. The Closing shall occur on the date of, and be conditioned upon, the effectiveness of, the Transaction. Upon delivery of written notice from (or on behalf of) Dragoneer to the Investor (the “Closing Notice”) on a date that is not less than five (5) business days from the date on which Dragoneer reasonably expects all conditions to the consummation of the Transaction to be satisfied or waived, the Investor shall deliver to Dragoneer, not less than three (3) business days prior to the closing date specified in the Closing Notice (the “Closing Date”), the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account(s) specified by Dragoneer in the Closing Notice. On the Closing Date, Dragoneer shall issue a number of Shares to the Investor set forth on the signature page to this Subscription Agreement and subsequently cause such Shares to be registered in book entry form, free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement or applicable securities laws), in the name of the Investor on Dragoneer’s share register; provided, however, that Dragoneer’s issuance of the Shares to the Investor is contingent upon Dragoneer having received the Subscription Amount in full accordance with this Section 2. Notwithstanding anything herein to the contrary, in the event the closing of the Transaction does not occur within three (3) business days after the Closing Date specified in the Closing Notice, Dragoneer shall promptly (but not later than one (1) business day thereafter) return the Subscription Amount to the Investor by wire transfer of U.S. dollars in immediately available funds to the account specified by the Investor, and any book entries for the Shares shall be deemed repurchased and cancelled; provided that, unless this Subscription Agreement has been terminated pursuant to Section 8 hereof, such return of funds shall not terminate this Subscription Agreement or relieve the Investor of its obligation to purchase the Shares at the Closing. Upon request by the Investor, the Company will provide a completed Form W-9 or appropriate Form W-8, as applicable, concurrent with, or prior to, the delivery of the Closing Notice. For purposes of this Subscription Agreement, “business day” shall mean a day, other than a Saturday or Sunday, on which commercial banks in New York, New York and San Francisco, California are open for the general transaction of business.

3.    Closing Conditions.

a.    The obligation of the parties hereto to consummate the purchase and sale of the Shares pursuant to this Subscription Agreement is subject to the following conditions:

(i)    no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby; and

(ii)    the substantially concurrent consummation of the Transaction.

b.    The obligation of Dragoneer to consummate the issuance and sale of the Shares pursuant to this Subscription Agreement shall be subject to the condition that all representations and warranties of the Investor contained in this Subscription Agreement are true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true in all respects) at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true and correct in all respects) as of such earlier date), and consummation of the Closing shall constitute a reaffirmation by the Investor of each of the representations and warranties of the Investor contained in this Subscription Agreement as of the Closing Date, or such earlier date, as applicable.

c.    The obligation of the Investor to consummate the purchase of the Shares pursuant to this Subscription Agreement shall be subject to the following conditions:

(i)     that all representations and warranties of Dragoneer contained in this Subscription Agreement shall be true and correct as of the Closing Date (other than those representations and warranties expressly made as of an earlier date, which shall be true and correct as of such date) except, in the case of this clause (i), for any failure of any such representation and

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Confidential

warranty to be so true and correct (without giving effect to any qualification by materiality or Material Adverse Effect (as defined herein) contained therein) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(ii)    Dragoneer shall not be in material breach of its covenants, agreements and conditions required by the Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing; and

(iii)    there shall have been no suspension of the qualification of the Shares for sale or trading by the SEC or the Stock Exchange (as defined below).

4.    Further Assurances. At the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be reasonably necessary in order to consummate the subscription as contemplated by this Subscription Agreement, subject in all instances to the satisfaction or waiver of the conditions set forth in Section 3 hereof.

5.    Dragoneer Representations and Warranties. Dragoneer represents and warrants to the Investor that:

a.    Dragoneer is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands (to the extent such concept exists in such jurisdiction). Dragoneer has all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement. As of the Closing Date, following the Domestication, Dragoneer will be duly incorporated, validly existing as a corporation and in good standing under the laws of the State of Delaware.

b.    As of the Closing Date, the Shares will be duly authorized and, when issued and delivered to the Investor against full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under Dragoneer’s certificate of incorporation or bylaws (each, as amended to the Closing Date) or under the General Corporation Law of the State of Delaware.

c.    This Subscription Agreement has been duly authorized, executed and delivered by Dragoneer and, assuming that this Subscription Agreement constitutes the valid and binding agreement of the Investor, this Subscription Agreement is enforceable against Dragoneer in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally or (ii) principles of equity, whether considered at law or equity.

d.    The execution, and delivery of this Subscription Agreement, the issuance and sale of the Shares and the compliance by Dragoneer with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Dragoneer or any of its subsidiaries pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Dragoneer or any of its subsidiaries is a party or by which Dragoneer or any of its subsidiaries is bound or to which any of the property or assets of Dragoneer is subject that would individually or in the aggregate reasonably be expected to have a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations of Dragoneer and its subsidiaries, taken as a whole or the validity of the Shares or the ability or legal authority of Dragoneer to enter into, and issue and sell the Shares to the Investor pursuant to, this Subscription Agreement (a “Material Adverse Effect”); (ii) result in any violation of the provisions of the organizational documents of Dragoneer, or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Dragoneer or any of their properties that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect

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e.    As of their respective filing dates, all reports, registration statements and proxy statements (the “SEC Reports”) required to be filed by Dragoneer with the U.S. Securities and Exchange Commission (the “SEC”) prior to the date hereof complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended, (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Except as has been disclosed in the SEC Reports, the financial statements of Dragoneer included in the SEC Reports, when filed, complied in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly presented in all material respects the financial position of Dragoneer as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. A copy of each SEC Report is available to the Investor via the SEC’s EDGAR system and there are no outstanding or unresolved comments in comment letters received by Dragoneer from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Reports.

f.    Other than the Other Subscription Agreements, the Transaction Agreement, confidentiality agreements, or as disclosed in SEC Reports and any other agreement expressly contemplated by the Transaction Agreement, Dragoneer has not entered into any side letter or similar agreement or understandings (including written summaries of any oral understandings) with any investor in connection with such investor’s direct or indirect investment in Dragoneer or with any other investor, and such Other Subscription Agreements have not been amended in any material respect following the date of this Subscription Agreement.

g.    Dragoneer is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by Dragoneer of this Subscription Agreement (including, without limitation, the issuance of the Shares), other than (i) filings with the SEC, (ii) filings required by applicable state securities laws, (iii) filings required by the New York Stock Exchange, or such other applicable stock exchange on which Dragoneer’s common stock is then listed (the “Stock Exchange”), and (iv) the failure of which to obtain would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, or materially affect the validity of the Shares or the legal authority of Dragoneer to comply in all material respects with this Subscription Agreement.

h.    As of the date of this Subscription Agreement, the authorized capital stock of Dragoneer consists of 1,000,000 preference shares (“Preferred Shares”), 200,000,000 Class A ordinary shares (“Class A Shares”), and 20,000,000 Class B ordinary shares (the “Class B Shares”), each par value $0.0001 per share. As of the date of this Subscription Agreement, (i) no Preferred Shares are issued and outstanding, (ii) 2,092,655 Class A Shares are issued and outstanding (excluding 26,259,345 Class A Shares subject to possible redemption), (iii) 6,900,000 Class B Shares are issued and outstanding, and (iv) a $2,000,000 working capital loan is outstanding that is exchangeable, at the option of the holder, into 200,000 Class A Shares upon closing of the Transaction. All issued and outstanding Class A Shares and Class B Shares have been duly authorized and validly issued, are fully paid and are non-assessable. Except as set forth above and pursuant to the Other Subscription Agreements, the Transaction Agreement and the other agreements and arrangements referred to therein, as of the date hereof, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Dragoneer any Class A Shares, Class B Shares or other equity interests in Dragoneer or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, Dragoneer has no subsidiaries, other than Merger Sub I and Merger Sub II, and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no stockholder agreements, voting trusts or other agreements or understandings to which Dragoneer is a party or by which it is bound relating to the voting of any securities of Dragoneer, other than (1) as set forth in the SEC Reports and (2) as contemplated by the Transaction Agreement.

i.    The issued and outstanding Class A Shares issued as of the date hereof are registered pursuant to Section 12(b) of the Exchange Act, and are listed for trading on the Stock Exchange. As of the date hereof, there is no suit, action, proceeding or investigation pending or, to the knowledge of Dragoneer, threatened against the Dragoneer by the Stock Exchange or the SEC, respectively, to prohibit or terminate the listing of the

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Class A Shares or, when issued, the Delaware Common Shares, or to deregister the Class A Shares or, when registered and issued in connection with the Domestication, the Delaware Common Shares, under the Exchange Act. Dragoneer has taken no action that is designed to terminate the registration of the Class A Shares under the Exchange Act, other than in connection with the Domestication and subsequent registration under the Exchange Act of the Delaware Common Shares. There are no securities or instruments issued by or to which Dragoneer is a party containing anti-dilution or similar provisions that will be triggered, and not fully waived by the holder of such securities or instruments pursuant to a written agreement or consent, by (i) the issuance of the Shares pursuant to this Subscription Agreement, (ii) the issuance of the Shares to be issued pursuant to any Other Subscription Agreement and (iii) the consummation of the Transaction.

j.    Assuming the accuracy of the Investor’s representations and warranties set forth in Section 6, no registration under the Securities Act is required for the offer and sale of the Shares by Dragoneer to the Investor hereunder. The Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

k.    Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, or as would materially affect the validity of the Shares or the legal authority of Dragoneer to comply in all material respects with this Subscription Agreement, as of the date hereof, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of Dragoneer, threatened against Dragoneer or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against Dragoneer.

l.    Dragoneer is in compliance with all applicable laws, except where such non-compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. As of the date hereof, Dragoneer has not received any written communication that alleges that Dragoneer is not in compliance with, or is in default or violation of, any applicable law, except where such noncompliance, default or violation would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

m.    Other than the Placement Agents (as defined below), Dragoneer has not engaged any broker, finder, commission agent, placement agent or arranger in connection with the sale of the Shares, and Dragoneer is not under any obligation to pay any broker’s fee or commission in connection with the sale of the Shares other than to the Placement Agents.

6.    Investor Representations and Warranties. The Investor represents, warrants, agrees and acknowledges to Dragoneer that:

a.    The Investor (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), in each case, satisfying the applicable requirements set forth on Schedule A, (ii) is acquiring the Shares only for his, her or its own account and not for the account of others, or if the Investor is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, the Investor has sole investment discretion with respect to each such qualified institutional buyer or accredited investor, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information set forth on Schedule A). The Investor is not an entity formed for the specific purpose of acquiring the Shares and is not a natural person.

b.    The Investor acknowledges and agrees that the Shares are being offered in a private placement transaction not involving any public offering within the meaning of the Securities Act and that the Shares have not been registered under the Securities Act. The Investor acknowledges and agrees that the Shares may not be offered, resold, transferred, pledged or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act except (i) to Dragoneer or a subsidiary thereof, (ii) in an “off-shore transaction” within the meaning of Regulation S under the Securities Act, or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of clauses (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates

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representing the Shares shall contain a restrictive legend to such effect. The Investor acknowledges and agrees that the Shares will be subject to transfer restrictions and, as a result of these transfer restrictions, the Investor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Investor acknowledges and agrees that the Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act until at least one year from the date that Dragoneer files a Current Report on Form 8-K following the Closing Date that includes the “Form 10” information required under applicable SEC rules and regulations. The Investor shall not engage in hedging transactions with regard to the Shares unless in compliance with the Securities Act. The Investor acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, transfer, pledge or disposition of any of the Shares.

c.    The Investor acknowledges and agrees that the book-entry position representing the Shares will bear or reflect, as applicable, a legend substantially similar to the following (provided that such legend shall be subject to removal in accordance with Section 7(c)(vi) hereof):

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE ISSUER THAT THESE SECURITIES MAY NOT BE OFFERED, RESOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF BY THE HOLDER ABSENT AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT EXCEPT (I) TO THE ISSUER OR A SUBSIDIARY THEREOF, (II) TO NON-U.S. PERSONS PURSUANT TO OFFERS AND SALES THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT OR (III) PURSUANT TO ANOTHER APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES AND THE APPLICABLE LAWS OF ANY OTHER JURISDICTION.”

d.    The Investor acknowledges and agrees that the Investor is purchasing the Shares from Dragoneer. The Investor further acknowledges that there have been no representations, warranties, covenants and agreements made to the Investor by or on behalf of Dragoneer, the Company, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of Dragoneer expressly set forth in this Subscription Agreement.

e.    The Investor’s acquisition and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

f.    The Investor acknowledges and agrees that the Investor has received such information as the Investor deems necessary in order to make an investment decision with respect to the Shares, including, with respect to Dragoneer, the Transaction and the business of the Company and its subsidiaries. Without limiting the generality of the foregoing, the Investor acknowledges that he, she or it has had the opportunity to review the SEC Reports. The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares. The Investor acknowledges that as part of the Transaction, Dragoneer is expected to file a registration statement under the Securities Act, including a preliminary prospectus and proxy statement (the “Transaction Proxy”), which will contain additional information about the Transaction and the Company which the Investor will not have the opportunity to review prior to entering this Subscription Agreement.

g.    The Investor became aware of this offering of the Shares solely by means of direct contact between the Investor and Dragoneer, the Company or a representative of Dragoneer or the Company, and the Shares were offered to the Investor solely by direct contact between the Investor and Dragoneer, the Company or a

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representative of Dragoneer or the Company. The Investor did not become aware of this offering of the Shares, nor were the Shares offered to the Investor, by any other means. The Investor acknowledges that Dragoneer represents and warrants that the Shares (i) were not offered by any form of advertising or, to Investor’s knowledge, general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, Dragoneer, the Company, the Placement Agents (defined below), any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the representations and warranties of Dragoneer contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in Dragoneer.

h.    The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including those set forth in Dragoneer’s filings with the SEC and which will be more fully set forth in the Transaction Proxy. The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and the Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision.

i.    Alone, or together with any professional advisor(s), the Investor has analyzed and considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in Dragoneer. The Investor acknowledges specifically that a possibility of total loss exists.

j.    In making its decision to purchase the Shares, the Investor (a) has relied solely upon independent investigation made by the Investor, (b) has had access to, and an adequate opportunity to review, financial and other information as the Investor deems necessary to make its decision to purchase the Shares, (c) has been offered the opportunity to ask questions of Dragoneer and received answers thereto, as the Investor deemed necessary in connection with its decision to purchase the Shares; and (d) has made its own assessment and has satisfied itself concerning the relevant tax and other economic considerations relevant to its investment in the Shares. Without limiting the generality of the foregoing, the Investor has not relied on any statements or other information provided by or on behalf of the Placement Agents or any of their affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing concerning Dragoneer, the Company, the Transaction, the Transaction Agreement, this Subscription Agreement or the transactions contemplated hereby or thereby, the Shares or the offer and sale of the Shares.

k.    The Investor acknowledges and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.

l.    The Investor, if not an individual, has been duly formed or incorporated and is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

m.    The execution, delivery and performance by the Investor of this Subscription Agreement are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound which would reasonably be expected to have a material adverse effect on the legal authority of the Investor to enter into and perform its obligations under this Subscription Agreement, and, if the Investor is not an individual, will not violate any provisions of the Investor’s organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature on this Subscription Agreement is genuine, and the signatory, if the Investor is an individual, has legal competence and capacity to execute the same or, if the Investor is not an individual, the signatory has been duly authorized to execute the same, and assuming that this Subscription Agreement constitutes the valid and binding agreement of Dragoneer this Subscription Agreement constitutes a legal, valid and binding

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obligation of the Investor, enforceable against the Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity.

n.    Neither the Investor nor, if the Investor is not a natural person, any of its officers, directors, managers, managing members, general partners or, to Investor’s knowledge, any other person acting in a similar capacity or carrying out a similar function, is (i) a person named on the Specially Designated Nationals and Blocked Persons List, the Foreign Sanctions Evaders List, the Sectoral Sanctions Identification List, or any other similar list of sanctioned persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control, or any similar list of sanctioned persons administered by the European Union or any individual European Union member state, or the United Kingdom (collectively, “Sanctions Lists”); (ii) directly or indirectly owned or controlled by, or acting on behalf of, one or more persons on a Sanctions List; (iii) organized, incorporated, established, located, resident or born in, or a citizen, national, or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, Venezuela, the Crimea region of Ukraine, or any other country or territory embargoed or subject to substantial trade restrictions by the United States, the European Union or any individual European Union member state, or the United Kingdom; (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515; or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (collectively, a “Prohibited Investor”). The Investor represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that the Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required by applicable law, the Investor also represents that it maintains policies and procedures reasonably designed to ensure compliance with sanctions administered by the United States, the European Union, or any individual European Union member state, or the United Kingdom, to the extent applicable to it. The Investor further represents that the funds held by the Investor and used to purchase the Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor.

o.    If the Investor is or is acting on behalf of (i) an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) a plan, an individual retirement account or other arrangement that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), (iii) an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement described in clauses (i) and (ii) (each, an “ERISA Plan”), or (iv) an employee benefit plan that is a governmental plan (as defined in Section 3(32) of ERISA), a church plan (as defined in Section 3(33) of ERISA), a non-U.S. plan (as described in Section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing clauses (i), (ii) or (iii) but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws,” and together with ERISA Plans, “Plans”), the Investor represents and warrants that (A) it has not relied on RTP or any of its affiliates for investment advice or has otherwise acted as the Plan’s fiduciary, with respect to its decision to acquire and hold the Shares, and none of the parties to the Transaction is or shall at any time be the Plan’s fiduciary with respect to any decision in connection with the Investor’s investment in the Shares; and (B) its purchase of the Shares will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, or any applicable Similar Law.

p.    The Investor acknowledges that no disclosure or offering document has been provided to the Investor by the Placement Agents or any of their affiliates in connection with the offer and sale of the Shares.

q.    The Investor acknowledges that neither Morgan Stanley & Co. LLC or any of its affiliates (“Morgan Stanley”), J.P. Morgan Securities LLC or any of its affiliates (“J.P. Morgan”) and Citigroup Global Markets Inc. or any of its affiliates (“Citigroup” and, together with Morgan Stanley and J.P. Morgan, the “Placement Agents”) nor any of their affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing has made any independent investigation with respect to Dragoneer, the Company or its subsidiaries or any of their respective businesses, or the Shares or the accuracy, completeness or adequacy of any information supplied to the Investor by Dragoneer.

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r.    The Investor acknowledges that in connection with the issue and purchase of the Shares, that none of the Placement Agents or any of their respective affiliates have acted as the Investor’s financial advisor or fiduciary.

s.    The Investor has or has commitments to have and, when required to deliver payment to Dragoneer pursuant to Section 2 above, will have, sufficient funds to pay the Subscription Amount and consummate the purchase and sale of the Shares pursuant to this Subscription Agreement.

t.    Neither the Investor nor any of its controlled affiliates has, as of the date hereof, and during the 30-day period immediately prior to the date hereof neither the Investor nor any of its controlled affiliates has entered into, any “put equivalent position,” as such term is defined in Rule 16a-1 under the Exchange Act, or short sale positions, with respect to the securities of Dragoneer.

u.    The Investor (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (iii) has exercised independent judgment in evaluating our participation in the purchase of the Securities. Accordingly, the Investor understands that the offering meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A), (C) or (J) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

v.    The Investor hereby acknowledges and agrees that (a) each Placement Agent is acting solely as Dragoneer’s placement agent in connection with the offer and sale of the Shares and is not acting as an underwriter or in any other capacity and is not and shall not be construed as a fiduciary for the Investor, Dragoneer or any other person or entity in connection with the PIPE Transaction, (b) no Placement Agent has made or will make any representation or warranty, whether express or implied, of any kind or character and has not provided any advice or recommendation in connection with the offer and sale of the Shares, and (c) no Placement Agent will have any responsibility with respect to (i) any representations, warranties or agreements made by any person or entity under or in connection with the offer and sale of the Shares or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) or any thereof, or (ii) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning Dragoneer, the Company, or the offer and sale of the Shares.

7.    Registration Rights.

a.    In the event that the Shares are not registered in connection with the consummation of the Transaction, Dragoneer agrees that, within fifteen (15) business days after the Closing Date (the “Filing Date”), it will file with the SEC (at its sole cost and expense) a registration statement registering the resale of the Shares (the “Registration Statement”), and it shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) sixty (60) calendar days (or ninety (90) calendar days if the SEC notifies Dragoneer that it will “review” the Registration Statement) following the Filing Date and (ii) five (5) business days after Dragoneer is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Date”). Dragoneer will provide a draft of the Registration Statement to the Investor for review at least two (2) business days in advance of its anticipated initial filing date; provided Investor agrees to keep receipt of such Registration Statement and the information contained therein confidential until filed with the SEC. Dragoneer agrees to cause such Registration Statement, or another shelf registration statement that includes the Shares to be sold pursuant to this Subscription Agreement, to remain effective until the earlier of (x) the date on which the Investor ceases to hold any Shares issued pursuant to this Subscription Agreement, or (y) on the first date on which the Investor is able to sell all of its Shares issued pursuant to this Subscription Agreement (or shares received in exchange therefor) under Rule 144 of the Securities Act within ninety (90) days without limitation as to the amount of such securities that may be sold or manner of sale and without the requirement for Dragoneer to be in compliance with the current public information required under Rule 144(c)(i) (or Rule 144(i)(2), if applicable) (the “Effectiveness Period”). The Investor agrees to disclose its ownership to Dragoneer upon request to assist it in making the determination described above. In no event shall the Investor be identified as a statutory underwriter in the Registration Statement unless requested by the SEC; provided, that if the SEC requests that the Investor be identified as a statutory underwriter in the Registration Statement, the Investor will have an opportunity to withdraw its Shares

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from the Registration Statement. Notwithstanding the foregoing, if the SEC prevents Dragoneer from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Shares by the applicable shareholders or otherwise (and notwithstanding that Dragoneer used diligent efforts to advocate with the staff of the SEC for the registration of all or a greater part of the Shares), such Registration Statement shall register for resale such number of Shares which is equal to the maximum number of Shares as is permitted by the SEC. In such event, the number of Shares to be registered for each selling shareholder named in the Registration Statement shall be reduced pro rata among all such selling shareholder and as promptly as practicable after being permitted to register additional shares under Rule 415 of the Securities Act, Dragoneer shall amend the Registration Statement or file a new registration statement to register such shares that were not registered in the Registration Statement and cause such amendment or new registration statement to become effective as promptly as practicable. For as long as the Registration Statement shall remain effective pursuant to this Section 7(a), Dragoneer will use commercially reasonable efforts to (1) qualify the Shares for listing on the Stock Exchange and (2) update or amend the Registration Statement as necessary to include the Shares. For as long as the Investor holds the Shares, Dragoneer will use commercially reasonable efforts to file all reports, and provide all customary and reasonable cooperation, necessary to enable the undersigned to resell the Shares pursuant to the Registration Statement or Rule 144 of the Securities Act (when Rule 144 of the Securities Act becomes available to the Investor), as applicable. For purposes of clarification, any failure by Dragoneer to file the Registration Statement by the Filing Date or to effect such Registration Statement by the Effectiveness Date shall not otherwise relieve Dragoneer of its obligations to file or effect the Registration Statement as set forth above in this Section 7. Notwithstanding anything to the contrary contained herein, Dragoneer may delay or postpone filing of such Registration Statement, and from time to time require the Investor not to sell under the Registration Statement or suspend the use or effectiveness of any such Registration Statement, if the board of directors of Dragoneer determines in good faith that either in order for the Registration Statement to not contain a material misstatement or omission, an amendment thereto would be needed, or if such filing or use could materially affect a bona fide business or financing transaction of Dragoneer or would require premature disclosure of information that could materially adversely affect Dragoneer (each such circumstance, a “Suspension Event”); provided, that, (I) Dragoneer shall not so delay filing or so suspend the use of the Registration Statement for a period of more than sixty (60) consecutive days or more than a total of ninety (90) calendar days in each case in any three hundred and sixty (360) day period and (II) Dragoneer shall use commercially reasonable efforts to make such Registration Statement available for the sale by the Investor of such securities as soon as practicable thereafter. If so directed by Dragoneer, the Investor will deliver to Dragoneer or, in the Investor’s sole discretion destroy, all copies of the prospectus covering the Shares in the Investor’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Shares shall not apply (i) to the extent the Investor is required to retain a copy of such prospectus (A) in order to comply with applicable legal or regulatory requirements or (B) in accordance with a bona fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data back-up. Dragoneer’s obligations to include the Shares issued pursuant to this Subscription Agreement (or shares issued in exchange therefor) for resale in the Registration Statement are contingent upon the Investor furnishing in writing to Dragoneer such information regarding the Investor, the securities of Dragoneer held by the Investor and the intended method of disposition of such Shares, which shall not include underwritten public offerings, as shall be reasonably requested by Dragoneer to effect the registration of such Shares, and shall execute such documents in connection with such registration as Dragoneer may reasonably request that are customary of a selling stockholder in similar situations; provided that the Investor shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on its ability to transfer the Shares. With respect to the information to be provided by the undersigned pursuant to this Section 7(a), Dragoneer shall request such information at least five (5) business days prior to the anticipated initial filing date of the Registration Statement.

b.    At its expense Dragoneer shall advise the Investor within two (2) business days: (i) when a Registration Statement or any post-effective amendment thereto has become effective, (ii) of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose, (iii) of the receipt by Dragoneer of any notification with respect to the suspension of the qualification of the Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, and (iv) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading. Upon receipt of any written notice from Dragoneer (which notice shall not contain

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any material non-public information regarding Dragoneer) of the happening of any of the foregoing or of a Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, the undersigned agrees that (1) it will immediately discontinue offers and sales of the Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until the undersigned receives copies of a supplemental or amended prospectus (which Dragoneer agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by Dragoneer that it may resume such offers and sales, and (2) it will maintain the confidentiality of any information included in such written notice delivered by Dragoneer except (A) for disclosure to the Investor’s employees, agents and professional advisers who need to know such information and are obligated to keep it confidential, (B) for disclosures to the extent required in order to comply with reporting obligations to its limited partners who have agreed to keep such information confidential and (C) as required by law or subpoena. Dragoneer shall use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable. Upon the occurrence of any event contemplated in clauses (i) through (iv) above, except for such times as Dragoneer is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, Dragoneer shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

c.    Indemnification.

(i)    Dragoneer agrees to indemnify and hold harmless, to the extent permitted by law, the Investor, its directors, and officers, employees, agents, and advisors, and each person who controls the Investor (within the meaning of the Securities Act or the Exchange Act) and each affiliate of the Investor (within the meaning of Rule 405 under the Securities Act) from and against any and all losses, claims, damages, liabilities and expenses (including, without limitation, any attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement (“Prospectus”) or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to Dragoneer by or on behalf of the Investor expressly for use therein.

(ii)    The Investor agrees, severally and not jointly with any other person that is a party to the Other Subscription Agreements, or any other selling stockholder named in the Registration Statement, to indemnify and hold harmless Dragoneer, its directors and officers and agents and each person who controls Dragoneer (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by the Investor expressly for use therein. In no event shall the liability of the Investor under this Section 7(c) be greater in amount than the dollar amount of the net proceeds received by the Investor upon the sale of the Shares purchased pursuant to this Subscription Agreement giving rise to such indemnification obligation.

(iii)    Any person entitled to indemnification herein shall (1) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (2) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent. An indemnifying

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party who elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(iv)    The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, agent, affiliate or controlling person of such indemnified party and shall survive the transfer of the Shares purchased pursuant to this Subscription Agreement.

(v)    If the indemnification provided under this Section 7(c) from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 7(c) from any person who was not guilty of such fraudulent misrepresentation.

(vi)    If the Shares acquired hereunder are eligible to be sold without restriction under, and without Dragoneer being in compliance with the current public information requirements of, Rule 144, then, at Investor’s request, Dragoneer will cause its transfer agent to promptly remove any restrictive legend. In connection therewith, if required by Dragoneer’s transfer agent, Dragoneer will promptly cause an opinion of counsel to be delivered to and maintained with its transfer agent, together with any other authorizations, certificates and directions required by the transfer agent that authorize and direct the transfer agent to issue such Shares without any such legend; provided that, (i) Dragoneer and its counsel may request and rely upon customary representations from Investor in connection with delivery of such opinion and (ii) notwithstanding the foregoing, Dragoneer and its counsel will not be required to deliver any such opinion, authorization, certificate or direction if it reasonably believes that removal of the legend could result in or facilitate transfers of securities in violation of applicable law.

8.    Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Transaction Agreement is validly terminated in accordance with its terms, (b) upon the mutual written agreement of each of the parties hereto and the Company to terminate this Subscription Agreement, (c) if, upon the Closing Date, any of the conditions set forth in Section 3 of this Agreement have not been satisfied or waived as of the time required pursuant to this Agreement to be so satisfied or waived by the party entitled to grant such waiver and, as a result thereof, the transactions contemplated by this Agreement are not consummated, or (d) upon written notice from either party at any time after the Termination Date (as defined in the Transaction Agreement), if the Closing has not occurred prior to such termination (the termination events described in clauses (a)–(d) above, collectively, the “Termination Events”); provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful breach. Dragoneer shall notify the Investor of the termination of the Transaction Agreement promptly after the termination of such agreement. Upon the occurrence of any Termination Event, this Subscription Agreement shall be void and of no further effect and any monies paid by the Investor to Dragoneer in connection herewith shall promptly (and in any event within two business days) following the Termination Event be returned to the Investor.

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9.    No Short Sales. The Investor hereby agrees that, from the date of this Subscription Agreement until the Closing or earlier termination of this Subscription Agreement in accordance with its terms, none of the Investor, its controlled affiliates, or any person or entity acting on behalf of the Investor or any of its controlled affiliates or pursuant to any understanding with the Investor or any of its controlled affiliates will engage in any Short Sales with respect to securities of the Company. For purposes of this Section 9, “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), including through non-U.S. broker dealers or foreign regulated brokers.

10.    Trust Account Waiver. The Investor acknowledges that Dragoneer is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving Dragoneer and one or more businesses or assets. The Investor further acknowledges that, as described in Dragoneer’s prospectus relating to its initial public offering dated November 16, 2020 (the “Final Prospectus”) available at www.sec.gov, substantially all of Dragoneer’s assets consist of the cash proceeds of Dragoneer’s initial public offering and private placement of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of Dragoneer, its public shareholders and the underwriters of Dragoneer’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to Dragoneer to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the Final Prospectus. For and in consideration of Dragoneer entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, the Investor hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Subscription Agreement; provided, however, that nothing in this Section 10 shall be deemed to limit the Investor’s right, title, interest or claim to any monies held in the Trust Account by virtue of its record or beneficial ownership of Class A Shares acquired outside of this Agreement, pursuant to a validly exercised redemption right with respect to any such Class A Shares, except to the extent that the Investor has otherwise agreed with Dragoneer to not exercise such redemption right.

11.    Miscellaneous.

a.    Neither this Subscription Agreement nor any rights that may accrue to the Investor hereunder (other than the Shares acquired hereunder, if any) may be transferred or assigned. Notwithstanding the foregoing, the Investor may assign this Subscription Agreement to any fund or account advised or managed by the same investment manager or investment advisor as the Investor or an affiliate thereof, subject to, if such transfer or assignment is prior to the Closing, such transferee or assignee, as applicable, executing a joinder to this Subscription Agreement or a separate subscription agreement in substantially the same form as this Subscription Agreement, including with respect to the Subscription Amount and other terms and conditions hereof, provided, that, in the case of any such transfer or assignment, the initial party to the Subscription Agreement shall remain bound by its obligations under the Subscription Agreement in the event that the transferee or assignee, as applicable, does not comply with its obligations to consummate the purchase of Shares contemplated thereby.

b.    Dragoneer may request from the Investor such additional information as Dragoneer may deem necessary to register the resale of the Shares and evaluate the eligibility of the Investor to acquire the Shares, and the Investor shall provide such information as may reasonably be requested. The Investor acknowledges that Dragoneer may file a copy of a form of this Subscription Agreement with the SEC that does not identify the Investor as an exhibit to a periodic report or a registration statement of Dragoneer.

c.    The Investor acknowledges that Dragoneer, the Company, the Placement Agents (as third party beneficiaries with the right to enforce Section 4, Section 5, Section 6, Section 11 and Section 12 hereof) and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, each party hereto agrees to promptly notify the other parties hereto and the Placement Agents if any of the acknowledgments, understandings, agreements, representations and

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warranties set forth in Sections 5 or 6 above are no longer accurate. The Investor acknowledges and agrees that each purchase by the Investor of Shares from Dragoneer pursuant to this Subscription Agreement will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by the Investor as of the time of such purchase.

d.    Dragoneer, the Company and the Placement Agents are each entitled to rely upon this Subscription Agreement and each is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby; provided, however, that the foregoing clause of this Section 11(d) shall not give the Company or the Placement Agents any rights other than those expressly set forth herein and, without limiting the generality of the foregoing and for the avoidance of doubt, in no event shall the Company be entitled to rely on any of the representations and warranties of Dragoneer set forth in this Subscription Agreement.

e.    All of the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

f.    This Subscription Agreement may not be modified, waived or terminated (other than pursuant to the terms of clause (a) or clause (d) of Section 8 above) except by an instrument in writing, signed by each of the parties hereto, provided, however, that no termination, modification or waiver by Dragoneer of the provisions of this Subscription Agreement shall be effective without the prior written consent of the Company (other than modifications or waivers that are solely ministerial in nature or otherwise immaterial and do not affect any economic or any other material term of this Subscription Agreement). No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties and third party beneficiaries hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

g.    This Subscription Agreement (including the schedule hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as set forth in Section 8, Section 11(c), Section 11(d), Section 11(f), this Section 11(g) and the last sentence of Section 11(k) with respect to the persons specifically referenced therein and with respect to the Placement Agents in each instance, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns, and the parties hereto acknowledge that such persons so referenced are third party beneficiaries of this Subscription Agreement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to such provisions.

h.    Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

i.    If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect so long as this Subscription Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties (or third party beneficiaries) or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

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j.    This Subscription Agreement may be executed in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

k.    The parties hereto acknowledge and agree that irreparable damage may occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that the Company is a third party beneficiary hereof and shall be entitled to seek to specifically enforce the Investor’s obligations to fund the Subscription Amount, and otherwise exercise remedies of the parties under this Subscription Agreement, and otherwise exercise remedies of Dragoneer on the terms and subject to the conditions set forth herein.

l.    Any notice or communication required or permitted hereunder to be given to the Investor shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, to such address(es) or email address(es) set forth on the signature page hereto, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) business days after the date of mailing to the address below or to such other address or addresses as the Investor may hereafter designate by notice to Dragoneer.

m.    THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK AND THE SUPREME COURT OF THE STATE OF NEW YORK SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS SUBSCRIPTION AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A NEW YORK STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN THIS SECTION 11(m) OF THIS SUBSCRIPTION AGREEMENT OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 11(m).

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12.    Non-Reliance and Exculpation. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, Dragoneer, the Company, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the statements, representations and warranties of Dragoneer expressly contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in Dragoneer. To the fullest extent permitted by law, the Investor acknowledges and agrees that none of (i) any Other Investor pursuant to any Other Subscription Agreement or any other subscription agreement related to the private placement of the Shares (including the investor’s respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing) or (ii) the Placement Agents, their affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing, shall have any liability to the Investor, or to any Other Investor, pursuant to, arising out of or relating to this Subscription Agreement or any Other Subscription Agreement related to the private placement of the Shares, the negotiation hereof or thereof or its subject matter, or the transactions contemplated hereby or thereby, including, without limitation, with respect to any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares or with respect to any claim (whether in tort, contract or otherwise) for breach of this Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by Dragoneer, the Company, the Placement Agents or any Non-Party Affiliate concerning Dragoneer, the Company, the Placement Agents, any of their controlled affiliates, this Subscription Agreement or the transactions contemplated hereby. For purposes of this Subscription Agreement, “Non-Party Affiliates” means each former, current or future officer, director, employee, partner, member, manager, direct or indirect equityholder or affiliate of Dragoneer, the Company, any Placement Agent or any of Dragoneer’s, the Company’s or any Placement Agent’s controlled affiliates or any family member of the foregoing. To the fullest extent permitted by law, no Placement Agent shall have any liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by the Investor, Dragoneer or the Company or any other person or entity), whether in contract, tort or otherwise, to you, or to any person claiming through you, in respect of this Subscription Agreement, the transactions contemplated hereby and matters arising herefrom.

13.    Disclosure. Dragoneer shall, by 9:00 a.m., New York City time, on the first (1st) business day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing, to the extent not previously disclosed, all material terms of the transactions contemplated hereby and by the Other Subscription Agreements and the Transaction and any other material, non-public information that Dragoneer has provided to the Investor at any time prior to the filing of the Disclosure Document. From and after the disclosure of the Disclosure Document, to the knowledge of Dragoneer, the Investor shall not be in possession of any material, non-public information received from Dragoneer or any of its officers, directors employees, or agents (including the Placement Agents), and the Investor shall no longer be subject to any confidentiality obligations under any current agreement, whether written or oral, with Dragoneer, the Placement Agents or any of their respective affiliates in connection with the Transaction. Notwithstanding anything in this Subscription Agreement to the contrary, Dragoneer shall not publicly disclose the name of the Investor, its investment adviser or any of their respective affiliates or include the name of the Investor, its investment adviser or any of their respective affiliates in any press release without the prior written consent of the Investor except as required by the federal securities law or pursuant to other routine proceedings of regulatory authorities, or to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of the Stock Exchange, in which case Dragoneer will provide Investor with prior written notice (including by e-mail) of such disclosure and shall reasonably consult with the Investor regarding such disclosure.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Investor:	State/Country of Formation or Domicile:

By:
Name:
Title:

Name in which Shares are to be registered (if different):	Date: , 2021

Investor’s EIN:

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:

Attn:	Attn:

Telephone No.:	Telephone No.:
Facsimile No.:	Facsimile No.:

Number of Shares subscribed for:

Aggregate Subscription Amount: $	Price Per Share: $10.00

You must pay the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account specified by Dragoneer in the Closing Notice.

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IN WITNESS WHEREOF, Dragoneer has accepted this Subscription Agreement as of the date set forth below.

DRAGONEER GROWTH OPPORTUNITIES CORP. II

By:
Name:	Pat Robertson
Title:	President and Chief Operating Officer

Date: July 23, 2021

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF THE INVESTOR

A.	QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

☐ We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraphs):

1.

☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act), and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

2.	☐ We are not a natural person.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. The Investor has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to the Investor and under which the Investor accordingly qualifies as an “accredited investor.”

☐ Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;

☐ Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐ Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐ Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts similar business trust, partnership or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐ Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person; or

☐ Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests.

This page should be completed by the Investor

and constitutes a part of the Subscription Agreement.

Annex F

TRANSACTION SUPPORT AGREEMENT

This TRANSACTION SUPPORT AGREEMENT (this “Agreement”) is entered into as of July             , 2021, by and between Dragoneer Growth Opportunities Corp. II, a Cayman Islands exempted company (“Dragoneer”), and [●], a [●] (the “Shareholder”). Dragoneer and the Shareholder are sometimes referred to herein individually as a “Party” and collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Business Combination Agreement (as hereinafter defined).

RECITALS

WHEREAS, concurrently with the execution of this Agreement, Dragoneer, Redwood Opportunity Merger Sub, Inc., a Delaware corporation (“Merger Sub I”), Redwood Merger Sub LLC, a Delaware limited liability company (“Merger Sub II”), and Papay Topco, Inc., a Delaware corporation (the “Company”), are entering into that certain Business Combination Agreement (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”) pursuant to which, among other things, (i) Merger Sub I will merge with and into the Company (the “First Merger”), with the Company as the surviving company in the merger and, as a result of such merger, becoming a wholly owned Subsidiary of Dragoneer (the Company, in its capacity as the surviving company of the First Merger, the “Surviving Company”), (ii) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Company will merge with and into Merger Sub II, with Merger Sub II as the surviving company in the merger, and (iii) each Company Share (including the Subject Company Shares (as hereinafter defined)) will be automatically converted as of the First Effective Time into the right to receive Dragoneer Shares, in each case, on the terms and subject to the conditions set forth in the Business Combination Agreement;

WHEREAS, the Shareholder is the record and beneficial owner of the number and type of Equity Securities of the Company set forth on the signature page hereto (together with any other Equity Securities of the Company of which the Shareholder acquires record or beneficial ownership after the date hereof and prior to the record date for the meeting of the shareholders of the Company, collectively, the “Subject Company Shares”);

WHEREAS, in consideration of the benefits to be received by the Shareholder under the terms of the Business Combination Agreement and as a material inducement to the Dragoneer Parties agreeing to enter into and consummate the transactions contemplated by the Business Combination Agreement, the Shareholder agrees to enter into this Agreement and to be bound by the agreements, covenants and obligations contained in this Agreement; and

WHEREAS, the Parties acknowledge and agree that the Dragoneer Parties would not have entered into and agreed to consummate the transactions contemplated by the Business Combination Agreement without the Shareholder entering into this Agreement and agreeing to be bound by the agreements, covenants and obligations contained in this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

AGREEMENT

1.    Company Shareholder Consent and Related Matters.

(a)    As promptly as reasonably practicable (and in any event within two (2) Business Days) following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, the Shareholder shall duly execute and deliver to the Company and Dragoneer the Company Shareholder Written Consent under which it shall irrevocably and unconditionally consent to the matters, actions and proposals contemplated by Section 5.13(b) (Transaction Support Agreements; Company Shareholder Approval; Investor Subscription Agreements; Forward Purchase Agreement) of the Business Combination Agreement. As promptly as reasonably practicable (and in any event prior to the earlier of (x) the time at which the Company delivers the Allocation Schedule to Dragoneer pursuant to the Business Combination Agreement or (y) the time at which the Company is required to deliver the Allocation Schedule to Dragoneer pursuant to the Business Combination Agreement), the Stockholder shall (i) duly execute and deliver to the Company and Dragoneer a written consent, in accordance with the DGCL and the DLLCA (as applicable), the Company’s Governing Documents and the Company Shareholders Agreement, under which it irrevocably and unconditionally consents to the matters, actions and proposals contemplated by Section 5.13(d)(i) (Transaction Support Agreements; Company Shareholder Approval; Investor Subscription Agreements; Forward Purchase Agreement) of the Business Combination Agreement or (ii) if applicable, use reasonable best efforts to duly execute and deliver all additional agreements, documents and instruments and take, or cause to be taken, all actions necessary or reasonably advisable in order to amend or otherwise modify the Governing Documents of the Company, the Company Shareholders Agreement and each other applicable Contract in the manner required by Section 5.13(d)(ii) (Transaction Support Agreements; Company Shareholder Approval; Investor Subscription Agreements; Forward Purchase Agreement; Shareholders Rights Agreements) of the Business Combination Agreement. Without limiting the generality of the first two sentences of this Section 1(a), prior to the Closing, the Shareholder shall vote (or cause to be voted) at any meeting of the shareholders of the Company including any adjournment or postponement thereof, and in any action by written resolution of the shareholders of the Company (by taking all action necessary to grant legally effective consent thereto), all the Subject Company Shares against and withhold consent with respect to (A) any Company Acquisition Proposal or (B) any other matter, action, proposal, transaction, agreement or other matter that would reasonably be expected to (x) result in a breach of any of the Company’s covenants, agreements or obligations under the Business Combination Agreement, (y) cause any of the conditions to the Closing set forth in Sections 6.1 or 6.2 of the Business Combination Agreement not to be satisfied or (z) otherwise materially impede, materially interfere with, materially delay, materially discourage, materially and adversely affect or materially inhibit the timely consummation of, the transactions contemplated by the Business Combination Agreement.

(b)    Without limiting any other rights or remedies of Dragoneer, the Shareholder hereby irrevocably appoints Dragoneer or any individual designated by Dragoneer as the Shareholder’s agent, attorney-in-fact and proxy (with full power of substitution and resubstitution), for and in the name, place and stead of the Shareholder, to attend on behalf of the Shareholder any meeting of the Company Shareholders with respect to the matters described in the first and second sentences of Section 1(a), to include the Subject Company Shares in any computation for purposes of establishing a quorum at any such meeting of the Company Shareholders, to vote (or cause to be voted) the Subject Company Shares or consent (or withhold consent) with respect to any of the matters described in Section 1(a) in connection with any meeting of the Company Shareholders or any action by written consent by the Company Shareholders (including the Company Shareholder Written Consent), in each case, in the event that the Shareholder fails to perform or otherwise comply with the covenants, agreements or obligations set forth in Section 1(a).

(c)    The proxy granted by the Shareholder pursuant to Section 1(b) is coupled with an interest sufficient in law to support an irrevocable proxy and is granted in consideration of Dragoneer entering into the Business Combination Agreement and agreeing to consummate the transactions contemplated thereby. The proxy granted by the Shareholder pursuant to Section 1(b) is also a durable proxy and shall survive the bankruptcy, dissolution, death, incapacity or other inability to act by the Shareholder and shall revoke any and all prior proxies granted by the Shareholder with respect to the Subject

2

Company Shares. The vote or consent of the proxyholder in accordance with Section 1(b) and with respect to the matters in Section 1(a) shall control in the event of any conflict between such vote or consent by the proxyholder of the Subject Company Shares and a vote or consent by the Shareholder of the Subject Company Shares (or any other Person with the power to vote the Subject Company Shares) with respect to the matters in Section 1(a). The proxyholder may not exercise the proxy granted pursuant to Section 1(b) with respect to any matter except those provided in Section 1(a). For the avoidance of doubt, the Shareholder may vote the Subject Company Shares on all other matters, subject to, for the avoidance of doubt, the other applicable covenants, agreements and obligations set forth in this Agreement.

2.    Other Covenants and Agreements.

(a)    The Shareholder hereby agrees that, notwithstanding anything to the contrary in any such agreement, (i) each of the agreements set forth on Schedule A hereto shall be automatically terminated and of no further force and effect (including any provisions of any such agreement that, by their terms, survive such termination) effective as of, and subject to and conditioned upon the occurrence of, the Closing and (ii) upon such termination neither the Company nor any of its Affiliates (including the other Group Companies and, from and after the Effective Time, Dragoneer and its Affiliates) shall have any further obligations or liabilities under any such agreement; provided, however, that Section 1(f) (Expense Reimbursement) and Section 16 (Indemnification) of the agreement marked with an asterisk (*) on Schedule A and any other indemnification and expense reimbursement provisions that are contemplated to survive the termination of such agreement shall survive such termination in accordance with their terms. Without limiting the generality of the foregoing, the Shareholder hereby agrees, if applicable, to use its reasonable best efforts to promptly execute and deliver all additional agreements, documents and instruments and take, or cause to be taken, all actions necessary or reasonably advisable in order to achieve the purpose of the preceding sentence.

(b)    The Shareholder shall be bound by and subject to (i) Sections 5.3(a) (Confidentiality) and 5.4(a) (Public Announcements) of the Business Combination Agreement to the same extent as such provisions apply to the parties to the Business Combination Agreement, as if the Shareholder is directly party thereto, (ii) the first sentence of Section 5.6(a) (Exclusive Dealing) and Section 8.18 (Trust Account Waiver) of the Business Combination Agreement to the same extent as such provisions apply to the Company, as if the Shareholder is directly party thereto, and (iii) the Confidentiality Agreement to the same extent as such provisions apply to the Company, as if the Shareholder is directly party thereto.

(c)     The Shareholder acknowledges and agrees that the Dragoneer Parties are entering into the Business Combination Agreement in reliance upon the Shareholder entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement and but for the Shareholder entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement the Dragoneer Parties would not have entered into or agreed to consummate the transactions contemplated by the Business Combination Agreement.

3.    Shareholder Representations and Warranties. The Shareholder represents and warrants to Dragoneer as follows:

(a)    [The Shareholder is a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable).]1

[1]	Language to be omitted for individual shareholders.

3

(b)    The Shareholder has the requisite [corporate, limited liability company or other similar]2 power and authority to execute and deliver this Agreement, to perform its covenants, agreements and obligations hereunder (including, for the avoidance of doubt, those covenants, agreements and obligations hereunder that relate to the provisions of the Business Combination Agreement), and to consummate the transactions contemplated hereby[, including spousal consent, if needed]3. [The execution and delivery of this Agreement has been duly authorized by all necessary corporate (or other similar) action on the part of the Shareholder.]4 This Agreement has been duly and validly executed and delivered by the Shareholder and constitutes a valid, legal and binding agreement of the Shareholder (assuming that this Agreement is duly authorized, executed and delivered by Dragoneer), enforceable against the Shareholder in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(c)    No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of the Shareholder with respect to the Shareholder’s execution and delivery of, or performance of its covenants, agreements or obligations under, this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement) or the consummation of the transactions contemplated hereby, except for any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not adversely affect the ability of the Shareholder to perform, or otherwise comply with, any of its covenants, agreements or obligations hereunder in any material respect.

(d)    None of the execution or delivery of this Agreement by the Shareholder, the performance by the Shareholder of any of its covenants, agreements or obligations under this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement) or the consummation of the transactions contemplated hereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) [result in any breach of any provision of the Shareholder’s Governing Documents]5, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which the Shareholder is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which the Shareholder or any of its properties or assets are bound or (iv) result in the creation of any Lien upon the Subject Company Shares, except, in the case of any of the foregoing clauses (ii) and (iii), as would not adversely affect the ability of the Shareholder to perform, or otherwise comply with, any of its covenants, agreements or obligations hereunder in any material respect.

(e)    The Shareholder is the record and beneficial owner of the Subject Company Shares and has valid, good and marketable title to the Subject Company Shares, free and clear of all Liens (other

[2]	Language to be omitted for individual shareholders.
[3]	Language to be omitted for legal entity shareholders.
[4]	Language to be omitted for individual shareholders.
[5]	Language to be included for legal entity shareholders.

4

than transfer restrictions under applicable Securities Law or under the Company Shareholders Agreement). Except for the Equity Securities of the Company set forth on the signature page hereto, together with any other Equity Securities of the Company of which the Shareholder acquires record or beneficial ownership after the date hereof in accordance with Section 5.1(b)(v) of the Business Combination Agreement, the Shareholder does not own, beneficially or of record, any Equity Securities of any Group Company. Except as otherwise expressly contemplated by the Company Shareholders Agreement, any agreement or plan pursuant to which Company Options are granted or by which Company Options are governed, or the Business Combination Agreement, the Shareholder does not have the right to acquire any Equity Securities of any Group Company. The Shareholder has the sole right to vote (and provide consent in respect of, as applicable) the Subject Company Shares and, except for this Agreement, the Business Combination Agreement and the Company Shareholders Agreement, the Shareholder is not party to or bound by (i) any option, warrant, purchase right, or other Contract that would (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) require the Shareholder to Transfer any of the Subject Company Shares or (ii) any voting trust, proxy or other Contract with respect to the voting or Transfer of any of the Subject Company Shares.

(f)    There is no Proceeding pending or, to the Shareholder’s knowledge, threatened against the Shareholder that, if adversely decided or resolved, would reasonably be expected to adversely affect the ability of the Shareholder to perform, or otherwise comply with, any of its covenants, agreements or obligations under this Agreement in any material respect.

(g)    The Shareholder, on his, her or its own behalf and on behalf of his, her or its Representatives, acknowledges, represents, warrants and agrees that (i) he, she or it has conducted his, her or its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, the Dragoneer Parties and (ii) he, she or it has been furnished with or given access to such documents and information about the Dragoneer Parties and their respective businesses and operations as he, she or it and his, her or its Representatives have deemed necessary to enable him, her or it to make an informed decision with respect to the execution, delivery and performance of this Agreement and the other Ancillary Documents to which he, she or it is or will be a party and the consummation of the transactions contemplated hereby and thereby.

(h)    In entering into this Agreement and the other Ancillary Documents to which he, she or it is or will be a party, the Shareholder has relied solely on his, her or its own investigation and analysis and the representations and warranties expressly set forth in the Ancillary Documents to which he, she or it is or will be a party and has not relied on any other representations or warranties of any Dragoneer Party (including, for the avoidance of doubt, the representations or warranties of any Dragoneer Party set forth in the Business Combination Agreement or any other Ancillary Document to which the Shareholder is not a party), any Dragoneer Non-Party Affiliate or any other Person, either express or implied, and the Shareholder, on his, her or its own behalf and on behalf of his, her or its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in the Ancillary Documents to which he, she or it is or will be a party, none of the Dragoneer Parties, any Dragoneer Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents to which he, she or it is or will be a party or the transactions contemplated hereby or thereby.

4.    Transfer of Subject Securities. Except as expressly contemplated by the Business Combination Agreement or with the prior written consent of Dragoneer (such consent to be given or withheld in its sole discretion), from and after the date hereof, the Shareholder agrees not to (a) Transfer any of the Subject Company Shares, (b) enter into (i) any option, warrant, purchase right, or other Contract that would (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) require the Shareholder to Transfer the Subject Company Shares or (ii) any voting trust, proxy or other Contract with respect to the voting or Transfer of

5

the Subject Company Shares, or (c) take any actions in furtherance of any of the matters described in the foregoing clauses (a) or (b). For purposes of this Agreement, “Transfer” means any direct or indirect sale, transfer, assignment, pledge, mortgage, exchange, hypothecation, grant of a security interest in or disposition or encumbrance of an interest (whether with or without consideration, whether voluntarily or involuntarily or by operation of law or otherwise), other than to an Affiliate of the Shareholder effecting such Transfer in accordance with the Governing Documents of the Company and the terms of any agreement between the Company and such Shareholder, provided that such Affiliate shall execute and deliver to Dragoneer a copy of this Agreement.

5.    Termination. This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earlier of (a) the First Effective Time and (b) the termination of the Business Combination Agreement in accordance with its terms. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or Liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, (i) the termination of this Agreement pursuant to Section 5(b) shall not affect any Liability on the part of any Party for a Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or for Fraud, (ii) Section 2(b)(i) (solely to the extent that it relates to Section 5.3(a) (Confidentiality) of the Business Combination Agreement) and the representations and warranties set forth in Sections 3(g) and (h) shall each survive any termination of this Agreement, (iii) Section 2(b)(i) (solely to the extent that it relates to Section 5.4(a) (Public Announcements) of the Business Combination Agreement) shall survive the termination of this Agreement pursuant to Section 5(a) and (iv) Section 2(b)(ii) (solely to the extent that it relates to Section 8.19 (Trust Account Waiver) of the Business Combination Agreement) shall survive the termination of this Agreement pursuant to Section 5(b). For purposes of this Section 5, (x) “Willful Breach” means a material breach that is a consequence of an act undertaken or a failure to act by the breaching Party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement and (y) “Fraud” means an act or omission by a Party, and requires: (A) a false or incorrect representation or warranty expressly set forth in this Agreement, (B) with actual knowledge (as opposed to constructive, imputed or implied knowledge) by the Party making such representation or warranty that such representation or warranty expressly set forth in this Agreement is false or incorrect, (C) an intention to deceive another Party, to induce him, her or it to enter into this Agreement, (D) another Party, in justifiable or reasonable reliance upon such false or incorrect representation or warranty expressly set forth in this Agreement, causing such Party to enter into this Agreement, and (E) another Party to suffer damage by reason of such reliance. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud or alleged fraud) based on negligence or recklessness.

6.    Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) the Shareholder makes no agreement or understanding herein in any capacity other than in such Shareholder’s capacity as a record holder or beneficial owner of the Subject Company Shares[, and not in such Shareholder’s capacity as a director, officer or employee of the Company or any of the Company’s Subsidiaries or in such Shareholder’s capacity as a trustee or fiduciary of any Company Equity Plan,]6 and (b) nothing herein will be construed to limit or affect any action or inaction by [such Shareholder]7 // [any representative of such Shareholder serving]8 as a member of the board of directors (or similar governing body) of any Group Company or as a manager, officer, employee or fiduciary of any Group Company, in each case, acting in such person’s capacity as a director, manager, officer, employee or fiduciary of such Group Company.

[6]	Language to be included for individual shareholders.
[7]	Language to be included for individual shareholders.
[8]	Language to be included for legal entity shareholders.

6

7.    No Recourse. Except for claims pursuant to the Business Combination Agreement or any other Ancillary Document by any party thereto against any other party thereto, each Party agrees that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be brought against, the Parties, and no claims of any nature whatsoever (whether in tort, contract or otherwise) arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against the Company or any Company Non-Party Affiliate (other than the Shareholder named as a party hereto, on the terms and subject to the conditions set forth herein) or any Dragoneer Non-Party Affiliate, and (b) none of the Company, any Company Non-Party Affiliate (other than the Shareholder named as a party hereto, on the terms and subject to the conditions set forth herein) or any Dragoneer Non-Party Affiliate shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, except as expressly provided in Section 3, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished in connection with this Agreement, the negotiation hereof or its subject matter or the transactions contemplated hereby.

8.    Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by facsimile (having obtained electronic delivery confirmation thereof) if applicable, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the email was sent to the intended recipient thereof without an “error” or similar message that such email was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Party as follows:

If to Dragoneer, to:

c/o Dragoneer Growth Opportunities Corp. II
1 Letterman Drive, Building D, Suite M-500
San Francisco, CA 94129
Attention:	Michael Dimitruk
Pat Robertson
Email:	Michael@Dragoneer.com
Pat@Dragoneer.com

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP
Three Embarcadero Center
San Francisco, CA 94111
Attention:	Thomas Holden
E-mail:	thomas.holden@ropesgray.com

If to the Shareholder, to:

[ ]
[ ]
[ ]
Attention:	[ ]
Facsimile:	[ ]
Email:	[ ]

7

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
[ ]
[ ]
Attention:	[ ]
E-mail:	[ ]

or to such other address as the Party to whom notice is given may have previously furnished to the other Party in writing in the manner set forth above.

9.    Entire Agreement. This Agreement, the Business Combination Agreement and documents referred to herein and therein constitute the entire agreement of the Parties with respect to the subject matter of this Agreement, and supersede all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter of this Agreement, except as otherwise expressly provided in this Agreement.

10.    Amendments and Waivers; Assignment. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by the Shareholder and Dragoneer. Notwithstanding the foregoing, no failure or delay by any Party in exercising any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assignable by the Shareholder without Dragoneer’s prior written consent (to be withheld or given in its sole discretion).

11.    Fees and Expenses. Except as otherwise expressly set forth in the Business Combination Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses.

12.    Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that either Party does not perform its obligations under the provisions of this Agreement in accordance with their specific terms or otherwise breaches such provisions. It is accordingly agreed that each Party shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

13.    No Third-Party Beneficiaries. This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and permitted assigns, any legal or equitable right, benefit or remedy of any nature whatsoever. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties partners or participants in a joint venture.

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14.    Miscellaneous. Sections 8.1 (Non-Survival), 8.5 (Governing Law), 8.7 (Construction; Interpretation), 8.10 (Severability), 8.11 (Counterparts; Electronic Signatures), 8.15 (Waiver of Jury Trial) and 8.16 (Submission to Jurisdiction) of the Business Combination Agreement are incorporated herein by reference and shall apply to this Agreement, mutatis mutandis.

[Signature page follows]

9

IN WITNESS WHEREOF, the Parties have executed and delivered this Transaction Support Agreement as of the date first above written.

DRAGONEER GROWTH OPPORTUNITIES CORP. II

By:
Name:	Pat Robertson
Title:	President and Chief Operating Officer

[Signature Page to Transaction Support Agreement]

[SHAREHOLDER]

By:
Name:
Title:

Class/Series Securities	Number of Shares
Class A Common Stock	[●]
Class B Common Stock	[●]
Options to Purchase Shares of Class B Common Stock	[●]

[Signature Page to Transaction Support Agreement]

SCHEDULE A

•	Company Shareholders Agreement*

Annex G

SPONSOR LETTER AGREEMENT

This SPONSOR LETTER AGREEMENT (this “Agreement”), dated as of July 23, 2021, is made by and among Dragoneer Growth Opportunities Holdings II, a Cayman Islands limited liability company (the “Sponsor”), the other holders of Dragoneer Class B Shares set forth on Schedule I hereto (the “Other Class B Holders”, and together with the Sponsor, collectively, the “Class B Holders”), Dragoneer Growth Opportunities Corp. II, a Cayman Islands exempted company (“Dragoneer”), Papay Topco, Inc., a Delaware corporation (the “Company”) and, solely with respect to Section 6, Marc Stad and Pat Robertson. The Sponsor, the Other Class B Holders, Dragoneer and the Company shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as hereinafter defined).

WHEREAS, concurrently with the execution of this Agreement, Dragoneer, the Company, Redwood Opportunity Merger Sub, Inc., a Delaware corporation, and Redwood Merger Sub LLC, a Delaware limited liability company are entering into that certain Business Combination Agreement, dated as of the date hereof (as it may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), which contemplates that, pursuant to this Agreement, among other things, (a) the Class B Holders will agree to vote in favor of approval of the Business Combination Agreement and the transactions contemplated thereby (including the Domestication and the Merger) and (b) the Class B Holders will agree to waive any adjustment to the conversion ratio set forth in the Governing Documents of Dragoneer or any other anti-dilution or similar protection with respect to all of the Dragoneer Class B Shares.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

1.    Agreement to Vote. Each Class B Holder hereby agrees to vote (or cause to be voted) at any meeting of the shareholders of Dragoneer or adjournment or postponement thereof (each, a “Shareholders’ Meeting”), and in any action by written resolution of the shareholders of Dragoneer (by taking all action necessary to grant legally effective consent thereto), all of such Class B Holder’s Dragoneer Class B Shares and all other Equity Securities of Dragoneer entitled to vote on the matter that such Class B Holder holds (if any), in each case, of record or beneficially as of the date of this Agreement, or of which such Class B Holder acquires record or beneficial ownership after the date hereof and prior to the record date for the Shareholders’ Meeting (such Dragoneer Class B Shares and such other Equity Securities, collectively, the “Subject Dragoneer Equity Securities”) in favor of the Transaction Proposals and against any action, proposal, transaction, agreement or other matter presented at the Shareholders’ Meeting that would reasonably be expected to (i) result in a breach of any Dragoneer Party’s covenants, agreements or obligations under the Business Combination, (ii) cause any of the conditions to the Closing set forth in Sections 6.1 or 6.2 of the Business Combination not to be satisfied or (iii) otherwise materially impede, materially interfere with, materially delay, materially discourage, materially and adversely affect or materially inhibit the timely consummation of, the transactions contemplated by the Business Combination Agreement.

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2.    Waiver of Anti-dilution Protection. Each Class B Holder hereby (a) irrevocably waives, subject to, and conditioned upon, the occurrence of the Closing (for himself, herself or itself and for his, her or its successors, heirs and assigns), to the fullest extent permitted by law and the Amended and Restated Memorandum and Articles of Association of Dragoneer, and (b) agrees not to assert or perfect, any rights to adjustment or other anti-dilution protections with respect to the rate at which any Dragoneer Class B Shares held by him, her or it convert into Dragoneer Class A Shares in connection with the transactions contemplated by the Business Combination Agreement.

3.    Transfer of Shares.

(a)    Each Class B Holder hereby agrees that he, she or it shall not, directly or indirectly, (i) sell, assign, transfer (including by operation of law), place a lien on, pledge, dispose of or otherwise encumber any of his, her or its Subject Dragoneer Equity Securities or otherwise agree to do any of the foregoing (each, a “Transfer”), (ii) deposit any of his, her or its Subject Dragoneer Equity Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect to any of his, her or its Subject Dragoneer Equity Securities that conflicts with any of the covenants or agreements set forth in this Agreement, (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any of his, her or its Subject Dragoneer Equity Securities, (iv) engage in any hedging or other transaction which is designed to, or which would (either alone or in connection with one or more circumstances, developments or events (including the satisfaction or waiver of any conditions precedent)), lead to or result in a sale, assignment, transfer or other disposition of his, her or its Subject Dragoneer Equity Securities even if such Subject Dragoneer Equity Securities would be disposed of by a person other than such Class B Holder or (v) take any action that would have the effect of preventing or materially delaying the performance of his, her or its obligations hereunder; provided, however, that the foregoing provisions of this Section 3(a) shall not apply to any Transfer (A) to Dragoneer’s officers or directors, any affiliates or family member of any of Dragoneer’s officers or directors, any members or partners of the Sponsor or their affiliates, any affiliates of the Sponsor, or any employees of such affiliates; (B) in the case of an individual, by gift to a member of one of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (C) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (D) in the case of an individual, pursuant to a qualified domestic relations order; (E) by private sales or transfers made in connection with the transactions contemplated by the Business Combination Agreement; and (F) by virtue of the Sponsor’s organizational documents upon liquidation or dissolution of the Sponsor; provided that any transferee of any Transfer of the type set forth in clauses (A) through (F) must enter into a written agreement in form and substance reasonably satisfactory to the Company agreeing to be bound by this Agreement prior to the occurrence of such Transfer.

(b)    In furtherance of the foregoing, Dragoneer hereby agrees to (i) place a revocable stop order on all Subject Dragoneer Equity Securities subject to Section 3(a), including those which may be covered by a registration statement, and (ii) notify Dragoneer’s transfer agent in writing of such stop order and the restrictions on such Subject Dragoneer Equity Securities under Section 3(a) and direct Dragoneer’s transfer agent not to process any attempts by any Class B Holder to Transfer any Subject Dragoneer Equity Securities except in compliance with Section 3(a).

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4.    Other Covenants. Each Class B Holder hereby agrees (1) to be bound by and subject to (a) Sections 5.3(a) (Confidentiality) and 5.4(a) (Public Announcements) of the Business Combination Agreement to the same extent as such provisions apply to the parties to the Business Combination Agreement, as if such Class B Holder is directly a party thereto, (b) the Confidentiality Agreement to the same extent as such provisions apply to Dragoneer, as if such Class B Holder is directly a party thereto, and (b) Section 5.6(b) (Exclusive Dealing) of the Business Combination Agreement to the same extent as such provisions apply to Dragoneer as if such Class B Holder is directly party thereto; and (2) at the Closing, to enter into the Shareholder Rights Agreements.

5.    Termination of Dragoneer Class B Shares Lock-up Period. Each Class B Holder and Dragoneer hereby agree that effective as of the consummation of the Closing (and not before), Section 5 of that certain Letter Agreement, dated November 16, 2020, by and among Dragoneer, the Class B Holders and certain other parties thereto (the “Class B Holder Agreement”), shall be amended and restated in its entirety as follows:

“5.    Reserved.”

The amendment and restatement set forth in this Section 6 shall be void and of no force and effect with respect to the Class B Holder Agreement if the Business Combination Agreement shall be terminated for any reason in accordance with its terms.

6.    Termination. This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earlier of (a) the Effective Time and (b) the termination of the Business Combination Agreement in accordance with its terms. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or Liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, (i) the termination of this Agreement pursuant to Section 7(b) shall not affect any Liability on the part of any Party for a Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or for Fraud, (ii) Sections 2, 4, 6 and 11 (solely to the extent related to Section 2, 4 or 6) shall each survive the termination of this Agreement pursuant to Section 7(a), and (iii) Sections 8, 9, 10 and 11 (solely to the extent related to Section 8, 9 or 10) shall survive any termination of this Agreement. For purposes of this Section 7, (x) “Willful Breach” means a material breach that is a consequence of an act undertaken or a failure to act by the breaching Party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement and (y) “Fraud” means an act or omission by a Party, and requires: (A) a false or incorrect representation or warranty expressly set forth in this Agreement, (B) with actual knowledge (as opposed to constructive, imputed or implied knowledge) by the Party making such representation or warranty that such representation or warranty expressly set forth in this Agreement is false or incorrect, (C) an intention to deceive another Party, to induce him, her or it to enter into this Agreement, (D) another Party, in justifiable or reasonable reliance upon such false or incorrect representation or warranty expressly set forth in this Agreement, causing such Party to enter into this Agreement, and (E) causing such Party to suffer damage by reason of such reliance. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud or alleged fraud) based on negligence or recklessness.

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7.    No Recourse. Except for claims pursuant to the Business Combination Agreement or any Ancillary Document by any party thereto against any other party thereto, each Party agrees that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be brought against, the Parties, and no claims of any nature whatsoever (whether in tort, contract or otherwise) arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any Company Non-Party Affiliate or any Dragoneer Non-Party Affiliate (other than the Class B Holders named as parties hereto, on the terms and subject to the conditions set forth herein), and (b) none of the Company Non-Party Affiliates or the Dragoneer Non-Party Affiliates (other than the Class B Holders named as parties hereto, on the terms and subject to the conditions set forth herein) shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished in connection with this Agreement, the negotiation hereof or its subject matter or the transactions contemplated hereby.

8.    Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) each Class B Holder makes no agreement or understanding herein in any capacity other than in such Class B Holder’s capacity as a record holder or beneficial owner of the Subject Dragoneer Equity Securities, and not, in the case of each Other Class B Holder, in such Other Class B Holder’s capacity as a director, officer or employee of any Dragoneer Party, and (b) nothing herein will be construed to limit or affect any action or inaction by each Other Class B Holder or any representative of the Sponsor serving as a member of the board of directors (or other similar governing body) of any Dragoneer Party or as an officer, employee or fiduciary of any Dragoneer Party, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of such Dragoneer Party.

9.    No Third-Party Beneficiaries. This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and permitted assigns, any legal or equitable right, benefit or remedy of any nature whatsoever. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties partners or participants in a joint venture.

10.    Incorporation by Reference. Sections 8.1 (Non-Survival), 8.2 (Entire Agreement; Assignment). 8.3 (Amendment), 8.5 (Governing Law), 8.7 (Constructions; Interpretation), 8.10 (Severability), 8.11 (Counterparts; Electronic Signatures), 8.15 (Waiver of Jury Trial), 8.16 (Submission to Jurisdiction) and 8.17 (Remedies) of the Business Combination Agreement are incorporated herein and shall apply to this Agreement mutatis mutandis.

[signature page follows]

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IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

DRAGONEER GROWTH OPPORTUNITIES HOLDINGS II

By:	/s/ Pat Robertson
Name: Pat Robertson
Title: Manager

DRAGONEER GROWTH OPPORTUNITIES CORP. II

By:	/s/ Pat Robertson
Name: Pat Robertson
Title: President and Chief Operating Officer

PAPAY TOPCO, INC.

By:	/s/ Rajeev K. Aggarwal
Name: Rajeev K. Aggarwal
Title: Chief Executive Officer

[Signature Page to Sponsor Letter Agreement]

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CLASS B HOLDERS:

/s/ Marc Stad
Marc Stad

/s/ Marc Stad
Pat Robertson

/s/ Sarah Friar
Sarah J. Friar

/s/ David Ossip
David D. Ossip

/s/ Gokul Rajaram
Gokul Rajaram

/s/ Jay Simons
Jay Simons

[Signature Page to Sponsor Letter Agreement]

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IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement as of the date first above written.

Solely with respect to Section 6:

By:	/s/ Marc Stad
Name: Marc Stad

By:	/s/ Pat Robertson
Name: Pat Robertson

[Signature Page to Sponsor Letter Agreement]

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Annex H

AMENDED AND RESTATED

REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made as of [●], 2021 among Cvent Holding Corp. (formerly known as Dragoneer Growth Opportunities Corp. II), a Delaware corporation (the “Company”), and (i) each of the investors listed on the Schedule of Sponsor Investors attached hereto (the “Sponsor Investors”), (ii) each of the executives listed on the Schedule of Executives attached hereto (the “Executives”), (iii) each of the investors listed on the Schedule of Dragoneer Investors attached hereto (the “Dragoneer Investors”) and (iv) each Person listed on the Schedule of Other Investors attached hereto and each other Person that acquires Capital Stock from the Company after the date hereof and becomes a party to this Agreement by the execution and delivery of a Joinder (collectively, the “Other Investors” and, together with the Sponsor Investors, the Executives and the Dragoneer Investors, the “Investors”). Except as otherwise specified herein, all capitalized terms used in this Agreement are defined in Section 1.

R E C I T A L S:

WHEREAS, Paypay Topco, Inc., a Delaware corporation (“Cvent”) and certain of its stockholders entered into that certain Registration Rights Agreement, dated as of November 29, 2016 (the “Prior Cvent Registration Rights Agreement”);

WHEREAS, the Company and certain of its stockholders entered into that certain Registration and Shareholder Rights Agreement, dated as of November 16, 2020 (the “Prior Dragoneer Registration Rights Agreement” and, together with the Prior Cvent Registration Rights Agreement, the “Prior Registration Rights Agreements”);

WHEREAS, the Company, Redwood Opportunity Merger Sub, Inc. (“Merger Sub I”), Redwood Merger Sub LLC (“Merger Sub II”) and Cvent, have entered into that certain Business Combination Agreement, dated as of July 23, 2021 (as amended, restated, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), pursuant to which, among other things the Company, Merger Sub I, Merger Sub II and Cvent will engage in a series of transactions that will result in Cvent becoming a wholly owned subsidiary of the Company;

WHEREAS, pursuant to Section 14(a) of the Prior Cvent Registration Rights Agreement, the provisions, covenants and conditions set forth in the Prior Cvent Registration Rights Agreement may be amended or modified upon the written consent of Cvent and the parties thereto;

WHEREAS, pursuant to Section 6.8 of the Prior Dragoneer Registration Rights Agreement, the provisions, covenants and conditions set forth in the Prior Dragoneer Registration Rights may be amended or modified upon the written consent of the Company and the parties thereto; and

WHEREAS, in connection with the transactions contemplated by the Business Combination Agreement, the Company, Cvent and the other parties hereto desire to amend and restate each of the Prior Registration Rights Agreements in their entirety and to enter into this Agreement and, in the case of the parties to each of the Prior Cvent Registration Rights Agreement and the Prior Dragoneer Registration Rights Agreement, respectively, to accept the rights created pursuant to this Agreement in lieu of the rights granted to them under the Prior Cvent Registration Rights Agreement and the Prior Dragoneer Registration Rights Agreement, respectively.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

Section 1.    Definitions. Capitalized terms used in this Agreement have the meanings set forth below.

“Acquired Common” has the meaning set forth in Section 9.

“Affiliate” of any Person means any other Person controlled by, controlling or under common control with such Person; provided that the Company and its Subsidiaries shall not be deemed to be Affiliates of any holder of Registrable Securities. As used in this definition, “control” (including, with its correlative meanings, “controlling,” “controlled by” and “under common control with”) shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities, by contract or otherwise). With respect to any Person who is an individual, “Affiliates” shall also include, without limitation, any member of such individual’s Family Group.

“Agreement” has the meaning set forth in the recitals.

“Automatic Shelf Registration Statement” has the meaning set forth in Section 2(a).

“Business Combination Agreement” has the meaning set forth in the recitals.

“Capital Stock” means any shares, interests or equivalents in capital stock of the Company (whether voting or nonvoting and whether common or preferred), including in each case any and all warrants, rights (including conversion and exchange rights) and options to purchase any of the foregoing.

“Charitable Gifting Event” means any transfer by a Sponsor Investor, or any subsequent transfer by such holder’s members, partners or other employees, in connection with a bona fide gift to any Charitable Organization on the date of, but prior to, the execution of the underwriting agreement entered into in connection with any underwritten offering.

“Charitable Organization” means a charitable organization as described by Section 501(c)(3) of the Internal Revenue Code of 1986, as in effect from time to time.

“Closing” means the date on which the transactions in the Business Combination Agreement are consummated.

“Common Stock” means the Company’s common stock, par value $0.001 per share.

“Company” has the meaning set forth in the recitals.

“Demand Registrations” has the meaning set forth in Section 2(a).

“Dragoneer Investor Registrable Securities” means (i) any Common Stock held (directly or indirectly) by any Dragoneer Investor or any of its Affiliates, and (ii) any equity securities of the Company or any Subsidiary issued or issuable with respect to the securities referred to in clause (i) above by way of dividend, distribution, split or combination of securities, or any recapitalization, merger, consolidation or other reorganization.

“Dragoneer Investors” has the meaning set forth in the recitals.

“Effectiveness Date” has the meaning set forth in Section 2(d)(i).

“Effectiveness Period” has the meaning set forth in Section 2(d)(i).

“Executives” has the meaning set forth in the recitals.

“Executive Registrable Securities” means (i) any Common Stock held (directly or indirectly) by the management employees of the Company who are listed in the Schedule of Executives attached hereto, and (ii) any equity securities of the Company or any Subsidiary issued or issuable with respect to the securities referred to in clause (i) above by way of dividend, distribution, split or combination of securities, or any recapitalization, merger, consolidation or other reorganization.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, or any successor federal law then in force, together with all rules and regulations promulgated thereunder.

“Family Group” means, with respect to a Person who is an individual, (i) such individual’s spouse and descendants (whether natural or adopted) (collectively, for purposes of this definition, “relatives”), (ii) such individual’s executor or personal representative, (iii) any trust, the trustee of which is such individual or such individual’s executor or personal representative and which at all times is and remains solely for the benefit of such individual and/or such individual’s relatives, (iv) any corporation, limited partnership, limited liability company or other tax flow-through entity the governing instruments of which provide that such individual or such individual’s executor or personal representative shall have the exclusive, nontransferable power to direct the management and policies of such entity and of which the sole owners of stock, partnership interests, membership interests or any other equity interests are limited to such individual, such individual’s relatives and/or the trusts described in clause (iii) above, and (v) any retirement plan for such individual or such individual’s relatives.

“FINRA” means the Financial Industry Regulatory Authority.

“Filing Date” has the meaning set forth in Section 2(d)(i).

“Free Writing Prospectus” means a free-writing prospectus, as defined in Rule 405.

“Holdback Period” has the meaning set forth in Section 4(a)(i).

“Indemnified Parties” has the meaning set forth in Section 7(a).

“Investors” has the meaning set forth in the recitals.

“Joinder” has the meaning set forth in Section 9.

“Letter Agreement” means that certain letter agreement, dated as of November 16, 2020, as may be amended or restated from time to time, by and among Dragoneer, Dragoneer Growth Opportunities Holdings II, LLC, and the insiders listed on the signature pages thereto.

“Long-Form Registrations” has the meaning set forth in Section 2(a).

“Other Investor Registrable Securities” means (i) any Common Stock held (directly or indirectly) by any Other Investor or any of their Affiliates, and (ii) any equity securities of the Company or any Subsidiary issued or issuable with respect to the securities referred to in clause (i) above by way of dividend, distribution, split or combination of securities, or any recapitalization, merger, consolidation or other reorganization.

“Other Investors” has the meaning set forth in the recitals.

“Participating Investors” means any Investors participating in the request for a Demand Registration, Shelf Offering, Piggyback Registration or underwritten block trade.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

“Piggyback Registrations” has the meaning set forth in Section 3(a).

“Prior Cvent Registration Rights Agreement” has the meaning set forth in the recitals.

“Prior Dragoneer Registration Rights Agreement” has the meaning set forth in the recitals.

“Prior Registration Rights Agreements” has the meaning set forth in the recitals.

“Public Offering” means any sale or distribution by the Company and/or holders of Registrable Securities to the public of Common Stock pursuant to an offering registered under the Securities Act.

“Registrable Securities” means Sponsor Investor Registrable Securities, Executive Registrable Securities, Dragoneer Investor Registrable Securities and Other Investor Registrable Securities. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when they have been (a) sold or distributed pursuant to a Public Offering, (b) sold in compliance with Rule 144, (c) distributed to the partners or members of an Investor or (d)

repurchased by the Company or a Subsidiary of the Company. For purposes of this Agreement, a Person shall be deemed to be a holder of Registrable Securities, and the Registrable Securities shall be deemed to be in existence, whenever such Person has the right to acquire, directly or indirectly, such Registrable Securities (upon conversion or exercise in connection with a transfer of securities or otherwise, but disregarding any restrictions or limitations upon the exercise of such right), whether or not such acquisition has actually been effected, and such Person shall be entitled to exercise the rights of a holder of Registrable Securities hereunder; provided that a holder of Registrable Securities may only request that Registrable Securities in the form of Common Stock be registered pursuant to this Agreement. Notwithstanding the foregoing, any Registrable Securities held by any Person (other than a Sponsor Investor or its Affiliates) that may be sold under Rule 144(b)(1)(i) without limitation under any of the other requirements of Rule 144 (as confirmed by an opinion of the Company’s counsel) shall not be deemed to be Registrable Securities.

“Registration Expenses” has the meaning set forth in Section 6(a).

“Registration Statement” has the meaning set forth in Section 2(d)(i).

“Required Registration Suspension Event” has the meaning set forth in Section 2(d)(i).

“Rule 144”, “Rule 158”, “Rule 405”, “Rule 415” and “Rule 462” mean, in each case, such rule promulgated under the Securities Act (or any successor provision) by the Securities and Exchange Commission, as the same shall be amended from time to time, or any successor rule then in force.

“Sale Transaction” has the meaning set forth in Section 4(a)(i).

“SEC” means the Securities and Exchange Commission.

“Securities” has the meaning set forth in Section 4(a)(i).

“Securities Act” means the Securities Act of 1933, as amended from time to time, or any successor federal law then in force, together with all rules and regulations promulgated thereunder.

“Shelf Offering” has the meaning set forth in Section 2(e)(ii).

“Shelf Offering Notice” has the meaning set forth in Section 2(e)(ii).

“Shelf Offering Request” has the meaning set forth in Section 2(e)(ii).

“Shelf Registration” has the meaning set forth in Section 2(a).

“Shelf Registrable Securities” has the meaning set forth in Section 2(e)(ii).

“Shelf Registration Statement” has the meaning set forth in Section 2(e)(ii).

“Short-Form Registrations” has the meaning set forth in Section 2(a).

“Sponsor Investor Registrable Securities” means (i) any Common Stock held (directly or indirectly) by any Sponsor Investor or any of its Affiliates, and (ii) any equity securities of the Company or any Subsidiary issued or issuable with respect to the securities referred to in clause (i) above by way of dividend, distribution, split or combination of securities, or any recapitalization, merger, consolidation or other reorganization.

“Sponsor Investors” has the meaning set forth in the recitals.

“Subscription Agreements” has the meaning set forth in Section 2(i).

“Subsidiary” means, with respect to the Company, any corporation, limited liability company, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by the Company or one or more of the other Subsidiaries of the Company or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity, a majority of the limited liability company, partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by the Company or one or more Subsidiaries of the Company or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control the managing director or general partner of such limited liability company, partnership, association or other business entity.

“Suspension Event” has the meaning set forth in Section 2(g)(ii).

“Suspension Notice” has the meaning set forth in Section 2(g)(ii).

“Suspension Period” has the meaning set forth in Section 2(g)(i).

“Transaction Support Agreement” means the Transaction Support Agreement, dated as of [●], 2021, by and among Dragoneer, the Company and the other parties thereto.

“Violation” has the meaning set forth in Section 7(a).

“Vista Holders” means Vista Equity Partners Fund VI, L.P., Vista Equity Partners Fund VI-A, L.P., VEPF VI FAF, L.P., and their permitted transferees.

“WKSI” means a “well-known seasoned issuer” as defined under Rule 405.

Section 2.    Demand Registrations.

(a)    Requests for Registration. Subject to the terms and conditions of this Agreement, at any time and from time to time, the holders of a majority of the Registrable Securities held by the Vista Holders may request registration under the Securities Act of all or any portion of their Registrable Securities on Form S-1 or any similar long-form registration (“Long-Form Registrations”), and may request registration under the Securities Act of all or any portion of their Registrable Securities on Form S-3 (including pursuant to Rule 415) or any similar short-form registration (“Short-Form Registrations”) if available. All registrations requested pursuant to this Section 2(a) are referred to herein as “Demand Registrations”. The Dragoneer Investors may request one (1) Short-Form Registration at any point after twelve (12) months from the transactions contemplated by the Business Combination Agreement. The Sponsor Investors or the Dragoneer Investors may request that a Short-Form Registration be made pursuant to Rule 415 (a “Shelf Registration”) and, if the Company is a WKSI at the time any request for a Demand Registration is submitted to the Company, that such Shelf Registration be an automatic shelf registration statement (as defined in Rule 405) (an “Automatic Shelf Registration Statement”). Any Shelf Registration requested under this Section 2(a) shall be subject to the requirements and obligations set forth in Section 2(e). Each request for a Demand Registration shall specify the approximate number of Registrable Securities requested to be registered and the intended method of distribution. Within 10 days after receipt of any such request, the Company shall give written notice of the Demand Registration to all other holders of Registrable Securities and, subject to the terms of Section 2(f), shall include in such Demand Registration (and in all related registrations and qualifications under state blue sky laws and in any related underwriting) all Registrable Securities with respect to which the Company has received written requests for inclusion therein within 15 days after the receipt of the Company’s notice; provided that, with the consent of the holders of at least a majority of the Registrable Securities requesting such registration, the Company may provide notice of the Demand Registration to all other holders of Registrable Securities within three business days following the non-confidential filing of the registration statement with respect to the Demand Registration so long as such registration statement is not an Automatic Shelf Registration Statement. Each holder agrees that such holder shall treat as confidential the receipt of the notice of Demand Registration and shall not disclose or use the information contained in such notice of Demand Registration without the prior written consent of the Company until such time as the information contained therein is or becomes available to the public generally, other than as a result of disclosure by the holder in breach of the terms of this Agreement.

(b)    Long-Form Registrations. The Vista Holders (collectively) shall be entitled to request two (2) Long-Form Registrations in which the Company shall pay all Registration Expenses; provided that the aggregate offering value of the Registrable Securities requested to be registered in any Long-Form Registration must equal at least $75 million. A registration shall not count as one of the permitted Long-Form Registrations until it has become effective (unless such Long-Form Registration has not become effective due solely to the fault of the holders requesting such registration). A registration shall not count as one of the permitted Long-Form Registrations unless the holders of Registrable Securities are able to register and sell at least 90% of the Registrable Securities requested to be included in such registration. All Long-Form Registrations shall be underwritten registrations unless otherwise approved by the holders of at least a majority of the Registrable Securities requesting such registration.

(c)    Short-Form Registrations. In addition to the Long-Form Registrations provided pursuant to Section 2(b), the Vista Holders shall be entitled to request an unlimited number of Short-Form Registrations at any time after the date on which the Company is eligible to request a Short-Form Registration, in which the Company shall pay all Registration Expenses; provided that the aggregate offering value of the Registrable Securities requested to be registered in any Short-Form Registration must equal at least $50 million. The Dragoneer Investors shall be entitled to request only one (1) Short-Form Registration. The Demand Registrations shall be Short-Form Registrations whenever the Company is permitted to use any applicable short form and if the managing underwriters (if any) agree to the use of a Short-Form Registration. The Company shall use its reasonable best efforts to make Short-Form Registrations available for the sale of Registrable Securities.

(d)    Resale Registrations.

(i)    In addition to the other registrations discussed in this Section 2, within thirty (30) days following Closing (the “Filing Date”), the Company shall prepare and file with (or confidentially submit to) the SEC a registration statement registering the resale of the shares (a “Registration Statement”) that covers a number of Registrable Securities determined by the Investors that are then held by the Investors, including all Dragoneer Registrable Securities, for an offering in accordance with the methods of distribution elected by the Investors, including the Dragoneer Investors with respect to the Dragoneer Registrable Securities, and set forth in the Registration Statement as permitted by this Agreement. The Registration Statement shall be the initial Registration Statement filed by the Company on Form S-1 following Closing. The Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) sixty (60) calendar days (or ninety (90) calendar days if the SEC notifies the Company that it will “review” the Registration Statement) following the Filing Date and (ii) ten (10) business days after the Company is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Date”). The Company agrees to cause such Registration Statement, or another shelf registration statement that includes the Registrable Securities to be sold pursuant to this Agreement, to remain effective until the earliest of (x) the third (3rd) anniversary of Closing, (y) the date on which the Investors cease to hold any Registrable Securities, or (z) following the first anniversary of Closing, on the first date on which the Investors are able to sell all of their respective Registrable Securities under Rule 144 of the Securities Act within ninety (90) days without limitation as to the amount of such securities that may be sold and without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(i) (or Rule 144(i)(2), if applicable) (the “Effectiveness Period”). Each Investor, other than the Dragoneer Investor, agrees to disclose its ownership to the Company upon request to assist it in making the determination described above In no event shall the Investors be identified as a statutory underwriter in the Registration Statement unless requested by the SEC; provided, that if the SEC requests that any of the Investors be identified as a statutory underwriter in the Registration Statement, such Investor will have an opportunity to withdraw its Registrable Securities from the Registration Statement. Notwithstanding the foregoing, if the SEC prevents the Company from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Securities by the applicable shareholders or otherwise (and notwithstanding that the Company used diligent efforts to advocate with the staff of the SEC for the registration of all or a greater part of the Registrable Securities), such Registration Statement shall register for resale such number of Registrable Securities which is equal to the maximum number of Registrable Securities as is permitted by the SEC. In such event, the number of Registrable Securities to be registered for each selling shareholder named in the Registration Statement shall be reduced first by reducing the number of Sponsor Investor Registrable Securities and then second pro rata among all such other selling shareholders.

(e)    Shelf Registrations.

(i)    In the event that a registration statement for a Shelf Registration (a “Shelf Registration Statement”) is effective, the holders of a majority of the Registrable Securities covered by such Shelf Registration Statement shall have the right at any time or from time to time to elect to sell pursuant to an offering (including an underwritten offering) of Registrable Securities available for sale pursuant to such registration statement (“Shelf Registrable Securities”), so long as the Shelf Registration Statement remains in effect, and the Company shall pay all Registration Expenses in connection therewith. The holders of a majority of the Registrable Securities covered by such Shelf Registration Statement shall make such election by delivering to the Company a written request (a “Shelf Offering Request”) for such offering specifying the number of Shelf Registrable Securities that the holders desire to sell pursuant to such offering (the “Shelf Offering”). As promptly as practicable, but no later than two business days after receipt of a Shelf Offering Request, the Company shall give written notice (the “Shelf Offering Notice”) of such Shelf Offering Request to all other holders of Shelf Registrable Securities. The Company, subject to Section 2(f) and Section 8 hereof, shall include in such Shelf Offering the Shelf Registrable Securities of any other holder of Shelf Registrable Securities that shall have made a written request to the Company for inclusion in such Shelf Offering (which request shall specify the maximum number of Shelf Registrable Securities intended to be disposed of by such holder) within seven days after the receipt of the Shelf Offering Notice. The Company shall, as expeditiously as possible (and in any event within 10 days after the receipt of a Shelf Offering Request, unless a longer period is agreed to by the holders of a majority of the Registrable Securities that made the Shelf Offering Request), use its reasonable best efforts to facilitate such Shelf Offering. Each holder agrees that such holder shall treat as confidential the receipt of the Shelf Offering Notice and shall not disclose or use the information contained in such Shelf Offering Notice without the prior written consent of the Company until such time as the information contained therein is or becomes available to the public generally, other than as a result of disclosure by the holder in breach of the terms of this Agreement.

(ii)    Notwithstanding the foregoing, if the holders of a majority of the Registrable Securities covered by a Shelf Registration Statement wish to engage in an underwritten block trade off of such Shelf Registration Statement (either through filing an Automatic Shelf Registration Statement or through a take-down from an already existing Shelf Registration Statement), then notwithstanding the foregoing time periods, such holders only need to notify the Company of the block trade Shelf Offering two business days prior to the day such offering is to commence (unless a longer period is agreed to by the holders of a majority of the Registrable Securities wishing to engage in the underwritten block trade) and no other notice to the other holders of Registrable Securities shall be required, and the Company shall as expeditiously as possible use its reasonable best efforts to facilitate such offering (which may close as early as three business days after the date it commences); provided that the holders of a majority of the Registrable Securities covered by the Shelf Registration Statement shall use reasonable best efforts to work with the Company and the underwriters prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the underwritten block trade.

(iii)    All determinations as to whether to complete any Shelf Offering and as to the timing, manner, price and other terms of any Shelf Offering contemplated by this Section 2(e) shall be determined by the holders of a majority of the Registrable Securities covered by such Shelf Registration Statement, and the Company shall use its best efforts to cause any Shelf Offering to occur in accordance with such determinations as promptly as practicable. Any request by the Dragoneer Investors to engage in a Shelf Offering or underwritten block trade pursuant to Section 2(e)(iii) shall count for their one (1) Short-Form Registration pursuant to Section 2(a).

(iv)    The Company shall, at the request of the holders of a majority of the Registrable Securities covered by a Shelf Registration Statement, file any prospectus supplement or, if the applicable Shelf Registration Statement is an Automatic Shelf Registration Statement, any post-effective amendments and otherwise take any action necessary to include therein all disclosure and language deemed necessary or advisable by the holders of a majority of the Registrable Securities to effect such Shelf Offering.

(f)    Priority on Demand Registrations and Shelf Offerings. The Company shall not include in any Demand Registration or Shelf Offering any securities which are not Registrable Securities without the prior written consent of the holders of at least 66 2/3% of the Registrable Securities included in such registration. If a Demand Registration or Shelf Offering is an underwritten offering and the managing underwriters advise the Company in writing that in their opinion the number of Registrable Securities and, if permitted hereunder, other securities requested to be included in such offering exceeds the number of Registrable Securities and other securities, if any, which can be sold therein without adversely affecting the marketability, proposed offering price, timing or method of distribution of the offering, the Company shall include in such registration prior to the inclusion of any securities which are not Registrable Securities the number of Registrable Securities requested to be included which, in the opinion of such underwriters, can be sold, without any such adverse effect, pro rata among the respective Participating Investors on the basis of the amount of Registrable Securities owned by each such Participating Investor. Any Persons other than holders of Registrable Securities who participate in Demand Registrations which are not at the Company’s expense must pay their share of the Registration Expenses as provided in Section 6.

(g)    Restrictions on Demand Registration and Shelf Offerings.

(i)    The Company shall not be obligated to effect any Demand Registration within 180 days after the effective date of a previous Demand Registration or registration in which Registrable Securities were included pursuant to Section 3. The Company may postpone, for up to 90 days from the date of the request, the filing or the effectiveness of a registration statement for a Demand Registration or suspend the use of a prospectus that is part of a Shelf Registration Statement for up to 90 days from the date of the Suspension Notice (as defined herein) and therefore suspend sales of the Shelf Registrable Securities (such period, the “Suspension Period”) by providing written notice to the holders of Registrable Securities if the Company’s board of directors (the “Board”) and a majority of the Vista Holders reasonably determine in their good faith judgment that the offer or sale of Registrable Securities would reasonably be expected to have a material adverse effect on any proposal or plan by the Company or any Subsidiary to engage in any material acquisition or disposition of assets or stock (other than in the ordinary course of business) or any material merger, consolidation, tender offer, recapitalization, reorganization, financing or other transaction or event involving the Company or would require the Company to disclose any material nonpublic information which would reasonably be likely to be detrimental to the Company and its Subsidiaries; provided that in such event, the holders of Registrable Securities initially requesting such Demand Registration or underwritten Shelf Offering shall be entitled to withdraw such request for a Demand Registration or underwritten Shelf Offering and the Company shall pay all Registration Expenses in connection with such Demand Registration or Shelf Offering. The Company may delay or suspend the effectiveness of a Demand Registration or Shelf Offering hereunder only once in any twelve-month period; provided that, for the avoidance of doubt, the Company may in any event delay or suspend the effectiveness of a Demand Registration or Shelf Offering in the case of an event described under Section 5(a)(vi) to enable it to comply with its obligations set forth in Section 5(a)(vi). In the event that the Company shall exercise its right to delay or suspend the filing or effectiveness of a registration hereunder, the applicable time period during which the registration statement is to remain effective shall be extended by a period of time equal to the duration of the Suspension Period. The Company may extend the Suspension Period for an additional consecutive 60 days with the consent of the holders of a majority of the Registrable Securities, which consent shall not be unreasonably withheld.

(ii)    In the case of an event that causes the Company to suspend the use of a Shelf Registration Statement as set forth in Section 2(g)(i) above or pursuant to Section 5(a)(vi) hereof or clause (A) of Section 5(a)(ii) hereof (a “Suspension Event”), the Company shall give a notice to the holders registered pursuant to such Shelf Registration Statement (a “Suspension Notice”) to suspend sales of the Registrable Securities and such notice shall state generally the basis for the notice and that such suspension shall continue only for so long as the Suspension Event or its effect is continuing. A holder of Registrable Securities shall not effect any sales of the Registrable Securities pursuant to such Shelf Registration Statement (or such filings) at any time after it has received a Suspension Notice from the Company and prior to receipt of an End of Suspension Notice (as defined herein). Each holder of Registrable Securities agrees that such holder shall treat as confidential the receipt of the Suspension Notice and shall not disclose or use the information contained in such Suspension Notice without the prior written consent of the Company until such time as the information contained therein is or becomes available to the public generally, other than as a result of disclosure by the holder in breach of the terms of this Agreement. The holders of Registrable Securities may recommence effecting sales of the Registrable Securities pursuant to the Shelf Registration Statement (or such filings) following further written notice to such effect (an “End of Suspension Notice”) from the Company, which End of Suspension Notice shall be given by the Company to the holders of Registrable Securities and to such holders’ counsel, if any, promptly following the conclusion of any Suspension Event and its effect.

(iii)    Notwithstanding any provision herein to the contrary, if the Company shall give a Suspension Notice with respect to any Shelf Registration Statement pursuant to this Section 2(g), the Company agrees that it shall extend the period of time during which such Shelf Registration Statement shall be maintained effective pursuant to this Agreement by the number of days during the period from the date of receipt by the holders of Registrable Securities of the Suspension Notice to and including the date of receipt by the holders of Registrable Securities of the End of Suspension Notice and provide copies of the supplemented or amended prospectus necessary to resume sales, with respect to each Suspension Event; provided that such period of time shall not be extended beyond the earliest of the events described in clauses (A), (B) and (C) of Section 2(e)(i)

(h)    Selection of Underwriters. In any Demand Registration or underwritten Shelf Offering, the Board shall have the right to select the investment banker(s) and manager(s) to administer the offering, subject to the approval of the holders of a majority of the Registrable Securities initially requesting registration hereunder, which approval shall not be unreasonably withheld, conditioned or delayed; provided, that, in the case of an underwritten block trade under Section 2(e)(iii), the holders of a majority of the Registrable Securities being offered in the underwritten block trade shall have the right to select the underwriter counterparties.

(i)    Other Registration Rights. The Company represents and warrants that it is not party to, or otherwise subject to, any other agreement granting registration rights to any other Person with respect to any securities of the Company; provided that the Company is party to certain subscription agreements (the “Subscription Agreements”) granting registration rights to certain investors. Except as provided in this Agreement and in the Subscription Agreements, the Company shall not grant to any Persons the right to request the Company or any Subsidiary to register any Capital Stock of the Company or any Subsidiary, or any securities convertible or exchangeable into or exercisable for such securities, without the prior written consent of the holders of at least 66 2/3% of the Registrable Securities; provided that the Board may grant rights to other Persons to (i) participate in Piggyback Registrations so long as such rights are subordinate to the rights of the holders of Registrable Securities with respect to such Piggyback Registrations as set forth in Section 3(c) and Section 3(d) and (ii) request registrations so long as the holders of Registrable Securities are entitled to participate in any such registrations with such Persons pro rata on the basis of the number of shares owned by each such holder.

(j)    Contemporaneous Demands. If any holders of the Company’s securities (other than Persons who hold Registrable Securities) exercise demand registration rights to have the Company register their securities under the Securities Act within fifteen (15) days before or after the time that holders of Registrable Securities have requested a Demand Registration, then (i) the holders of Registrable Securities who desire to have securities included in such registration and the holders of such other securities shall be entitled to participate in such registration on a pro rata basis, according to the number of shares requested to be included in such registration, (ii) the Company shall pay all of the Registration Expenses of the holders of Registrable Securities if the Vista Holders initiated such registration, (iii) such registration shall not count as a Long-Form Registration for purposes of Section 2(b) unless the holders of Registrable Securities are able to register and sell at least 90% of the Registrable Securities requested to be registered, and (iv) the holders of Registrable Securities shall be entitled to the rights provided in Section 2(h).

Section 3.    Piggyback Registrations.

(a)    Right to Piggyback. Whenever the Company proposes to register any of its securities under the Securities Act (other than in connection with registrations on Form S-4 or S-8 promulgated by the SEC or any successor or similar forms) and the registration form to be used may be used for the registration of Registrable Securities (a “Piggyback Registration”), the Company shall give prompt written notice to all holders of Registrable Securities of its intention to effect such Piggyback Registration and, subject to the terms of Section 3(c) and Section 3(d), shall include in such Piggyback Registration (and in all related registrations or qualifications under blue sky laws and in any related underwriting) all Registrable Securities with respect to which the Company has received written requests for inclusion therein within 20 days after delivery of the Company’s notice.

(b)    Piggyback Expenses. The Registration Expenses of the holders of Registrable Securities shall be paid by the Company in all Piggyback Registrations, whether or not any such registration became effective.

(c)    Priority on Primary Registrations. If a Piggyback Registration is an underwritten primary registration on behalf of the Company, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability, proposed offering price, timing or method of distribution of the offering, the Company shall include in such registration (i) first, the securities the Company proposes to sell, (ii) second, the Registrable Securities requested to be included in such registration which, in the opinion of the underwriters, can be sold without any such adverse effect, pro rata among the holders of such Registrable Securities on the basis of the number of shares owned by each such holder, and (iii) third, other securities requested to be included in such registration which, in the opinion of the underwriters, can be sold without any such adverse effect; provided that in any event the holders of Registrable Securities shall be entitled to register at least 66 2/3% of the securities to be included in any such registration.

(d)    Priority on Secondary Registrations. If a Piggyback Registration is an underwritten secondary registration on behalf of holders of the Company’s securities, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability, proposed offering price, timing or method of distribution of the offering, the Company shall include in such registration (i) first, the securities requested to be included therein by the holders requesting such registration (including securities requested to be included pursuant to Section 3(a)) and the Registrable Securities requested to be included in such registration which, in the opinion of the underwriters, can be sold without any such adverse effect, pro rata among the holders of such securities on the basis of the number of securities owned by each such holder, and (ii) second, other securities requested to be included in such registration which, in the opinion of the underwriters, can be sold without any such adverse effect.

(e)    Selection of Underwriters. If any Piggyback Registration is an underwritten offering, the selection of investment banker(s) and manager(s) for the offering must be approved by the holders of a majority of the Registrable Securities included in such Piggyback Registration. Such approval shall not be unreasonably withheld, conditioned or delayed.

Section 4.    Holdback Agreements.

(a)    Holders of Registrable Securities If required by the Board, each holder of Registrable Securities shall enter into lock-up agreements with the managing underwriter(s) of any underwritten Public Offering in such form as agreed to by the holders of a majority of the Registrable Securities participating in such Public Offering; provided that the Dragoneer Investors and the Sponsor Investors and their respective Affiliates shall not be required to enter into lock-up agreements in connection with any underwritten Public Offering in which they are not participating. In the absence of any such lock-up agreement and other than as set forth in the proviso above, each holder of Registrable Securities agrees that in connection with any Demand Registration, Shelf Offering or Piggyback Registration that is an underwritten Public Offering, such holder shall not (A) offer, sell, contract to sell, pledge or otherwise dispose of (including sales pursuant to Rule 144), directly or indirectly, any Capital Stock of the Company (including Capital Stock of the Company that may be deemed to be owned beneficially by such holder in accordance with the rules and regulations of the SEC) (collectively, “Securities”), (B) enter into a transaction which would have the same effect as described in clause (A) above, (C) enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences or ownership of any Securities, whether such transaction is to be settled by delivery of such Securities, in cash or otherwise (each of (A), (B) and (C) above, a “Sale Transaction”), or (D) publicly disclose the intention to enter into any Sale Transaction, from the date on which the Company gives notice to the holders of Registrable Securities that a preliminary prospectus has been circulated for such underwritten Public Offering to the date that is 90 days following the date of the final prospectus for such Public Offering (the “Holdback Period”), The Company may impose stop-transfer instructions with respect to any Securities or Other Securities subject to the restrictions set forth in this Section 3(a) until the end of such Holdback Period.

(b)    The Company. The Company (i) other than with respect to the Registration Statement or a Demand Registration as requested by the Vista Holders, shall not file any registration statement for a Public Offering or cause any such registration statement to become effective during any Holdback Period and (ii) shall use its reasonable best efforts to cause (A) each holder of at least 2% (on a fully-diluted basis) of its Common Stock (other than the Dragoneer Investors), or any securities convertible into or exchangeable or exercisable for Common Stock, purchased from the Company at any time after the date of this Agreement (other than in a Public Offering) and (B) each of its directors and executive officers to agree not to effect any Sale Transaction during any Holdback Period, except as part of such underwritten registration, if otherwise permitted, unless the underwriters managing the Public Offering otherwise agree in writing.

Section 5.    Registration Procedures.

(a)    Whenever the holders of Registrable Securities have requested that any Registrable Securities be registered pursuant to this Agreement or have initiated a Shelf Offering, including the Registration Statement, the Company shall use its reasonable best efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof, and pursuant thereto the Company shall as expeditiously as possible:

(i)    in accordance with the Securities Act and all applicable rules and regulations promulgated thereunder, prepare and file with (or confidentially submit to) the SEC a registration statement, and all amendments and supplements thereto and related prospectuses, with respect to such Registrable Securities and use its reasonable best efforts to cause such registration statement to become effective (provided that before filing a registration statement or prospectus or any amendments or supplements thereto, the Company shall furnish to the counsel selected by the holders of a majority of the Registrable Securities covered by such registration statement copies of all such documents proposed to be filed or submitted, which documents shall be subject to the review and comment of such counsel);

(ii)    notify each holder of Registrable Securities of (A) the issuance by the SEC of any stop order suspending the effectiveness of any registration statement or the initiation of any proceedings for that purpose, (B) the receipt by the Company or its counsel of any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, and (C) the effectiveness of each registration statement filed hereunder;

(iii)    prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period ending when all of the securities covered by such registration statement have been disposed of in accordance with the intended methods of distribution by the sellers thereof set forth in such registration statement (but not in any event before the expiration of any longer period required under the Securities Act or, if such registration statement relates to an underwritten Public Offering, such longer period as in the opinion of counsel for the underwriters a prospectus is required by law to be delivered in connection with the sale of Registrable Securities by an underwriter or dealer) and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such registration statement;

(iv)    furnish to each seller of Registrable Securities thereunder such number of copies of such registration statement, each amendment and supplement thereto, the prospectus included in such registration statement (including each preliminary prospectus), each Free Writing Prospectus and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller;

(v)    use its reasonable best efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller (provided that the Company shall not be required to (A) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subparagraph or (B) consent to general service of process in any such jurisdiction or (C) subject itself to taxation in any such jurisdiction);

(vi)    notify each seller of such Registrable Securities (A) promptly after it receives notice thereof, of the date and time when such registration statement and each post-effective amendment thereto has become effective or a prospectus or supplement to any prospectus relating to a registration statement has been filed and when any registration or qualification has become effective under a state securities or blue sky law or any exemption thereunder has been obtained, (B) promptly after receipt thereof, of any request by the SEC for the amendment or supplementing of such registration statement or prospectus or for additional information, and (C) at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, subject to Section 2(g), at the request of any such seller, the Company shall prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading.

(vii)    use reasonable best efforts to cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed and, if not so listed, to be listed on a securities exchange and, without limiting the generality of the foregoing, to arrange for at least two market markers to register as such with respect to such Registrable Securities with FINRA;

(viii)    use reasonable best efforts to provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of such registration statement;

(ix)    enter into and perform such customary agreements (including underwriting agreements in customary form) and take all such other actions as the holders of a majority of the Registrable Securities being sold or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including, without limitation, effecting a stock split, combination of shares, recapitalization or reorganization);

(x)    make available for inspection by any seller of Registrable Securities, any underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other agent retained by any such seller or underwriter, all financial and other records, pertinent corporate and business documents and properties of the Company as shall be necessary to enable them to exercise their due diligence responsibility, and cause the Company’s officers, directors, employees, agents, representatives and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement;

(xi)    take all reasonable actions to ensure that any Free-Writing Prospectus utilized in connection with any Demand Registration or Piggyback Registration hereunder complies in all material respects with the Securities Act, is filed in accordance with the Securities Act to the extent required thereby, is retained in accordance with the Securities Act to the extent required thereby and, when taken together with the related prospectus, shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(xii)    otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months beginning with the first day of the Company’s first full calendar quarter after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158.

(xiii)    permit any holder of Registrable Securities which holder, in its sole and exclusive judgment, might be deemed to be an underwriter or a controlling person of the Company, to participate in the preparation of such registration or comparable statement and to allow such holder to provide language for insertion therein, in form and substance satisfactory to the Company, which in the reasonable judgment of such holder and its counsel should be included;

(xiv)    in the event of the issuance of any stop order suspending the effectiveness of a registration statement, or the issuance of any order suspending or preventing the use of any related prospectus or suspending the qualification of any Common Stock included in such registration statement for sale in any jurisdiction use reasonable best efforts promptly to obtain the withdrawal of such order;

(xv)    in the case of any underwritten offering, use its reasonable best efforts to cause such Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the sellers thereof to consummate the disposition of such Registrable Securities;

(xvi)    cooperate with the holders of Registrable Securities covered by the registration statement and the managing underwriter or agent, if any, to facilitate the timely preparation and delivery of certificates (not bearing any restrictive legends) representing securities to be sold under the registration statement and enable such securities to be in such denominations and registered in such names as the managing underwriter, or agent, if any, or such holders may request;

(xvii)    cooperate with each holder of Registrable Securities covered by the registration statement and each underwriter or agent participating in the disposition of such Registrable Securities and their respective counsel in connection with the preparation and filing of applications, notices, registrations and responses to requests for additional information with FINRA, the New York Stock Exchange, Nasdaq or any other national securities exchange on which the shares of Capital Stock are or are to be listed, and (B) to the extent required by the rules and regulations of FINRA, retain a Qualified Independent Underwriter acceptable to the managing underwriter;

(xviii)    use its reasonable best efforts to make available the executive officers of the Company to participate with the holders of Registrable Securities or any underwriters in any “road shows” or other selling efforts that may be reasonably requested by the holders in connection with the methods of distribution for the Registrable Securities;

(xix)    in the case of any underwritten offering, use its reasonable best efforts to obtain one or more cold comfort letters from the Company’s independent public accountants in customary form and covering such matters of the type customarily covered by cold comfort letters as the holders of a majority of the Registrable Securities being sold reasonably request;

(xx)    in the case of any underwritten offering, use its reasonable best efforts to provide a legal opinion of the Company’s outside counsel, dated the effective date of such registration statement (and, if such registration includes an underwritten Public Offering, dated the date of the closing under the underwriting agreement), the registration statement, each amendment and supplement thereto, the prospectus included therein (including the preliminary prospectus) and such other documents relating thereto in customary form and covering such matters of the type customarily covered by legal opinions of such nature, which opinion shall be addressed to the underwriters and the holders of such Registrable Securities;

(xxi)    if the Company files an Automatic Shelf Registration Statement covering any Registrable Securities, use its reasonable best efforts to remain a WKSI (and not become an ineligible issuer (as defined in Rule 405)) during the period during which such Automatic Shelf Registration Statement is required to remain effective;

(xxii)    if the Company does not pay the filing fee covering the Registrable Securities at the time an Automatic Shelf Registration Statement is filed, pay such fee at such time or times as the Registrable Securities are to be sold;

(xxiii)    if an Automatic Shelf Registration Statement has been outstanding for at least three years, at the end of the third year, refile a new Automatic Shelf Registration Statement covering the Registrable Securities, and, if at any time when the

Company is required to re-evaluate its WKSI status the Company determines that it is not a WKSI, use its reasonable best efforts to refile the Shelf Registration Statement on Form S-3 and, if such form is not available, Form S-1 and keep such registration statement effective during the period throughout which such registration statement is required to be kept effective; and

(xxiv)    if requested by any Participating Investors, cooperate with such Participating Investors and with the managing underwriter or agent, if any, on reasonable notice to facilitate any Charitable Gifting Event and to prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to permit any such recipient Charitable Organization to sell in the underwritten offering if it so elects.

(b)    The Company shall not undertake any voluntary act that could be reasonably expected to cause a Violation (as defined herein) or result in a Suspension Period. During any Suspension Period, and as may be extended hereunder, the Company shall use its reasonable best efforts to correct or update any disclosure causing the Company to provide notice of the Suspension Period and to file and cause to become effective or terminate the suspension of use or effectiveness, as the case may be, the subject registration statement. If so directed by the Company, all holders of Registrable Securities registering shares under such registration statement shall (i) not offer to sell any Registrable Securities pursuant to the registration statement during the period in which the delay or suspension is in effect after receiving notice of such delay or suspension and (ii) use their reasonable best efforts to deliver to the Company (at the Company’s expense) all copies, other than permanent file copies then in such holders’ possession, of the prospectus relating to such Registrable Securities current at the time of receipt of such notice.

(c)    If any Sponsor Investors or the Dragoneer Investors (and/or any of their Affiliates) seeks to effectuate an in-kind distribution of all or part of their Registrable Securities to their respective direct or indirect equityholders, the Company will, subject to any applicable lock-ups, work with the foregoing Persons to facilitate such in-kind distribution in the manner reasonably requested and consistent with the Company’s obligations under the Securities Act; provided, however, that if the Dragoneer Investors effectuate an in-kind distribution of all or part of their Registrable Securities, the recipients of that distribution will be permitted to sign a Joinder as described in Section 9 to become Dragoneer Investors and will be granted the right to Piggyback Registrations as described in Section 3. To the extent that the Dragoneer Investors have not exercised their one (1) Short-Form Registration, the recipients of the distribution who become Dragoneer Investors by Joinder may act by majority consent of the Dragoneer Investors to exercise that demand right.

Section 6.     Registration Expenses.

(a)     The Company’s Obligation. All expenses incident to the Company’s performance of or compliance with this Agreement (including, without limitation, all registration, qualification and filing fees, fees and expenses of compliance with securities or blue sky laws, printing expenses, messenger and delivery expenses, fees and disbursements of custodians, and fees and disbursements of counsel for the Company and all independent certified public accountants, underwriters (excluding underwriting discounts and commissions) and other Persons retained by the Company) (all such expenses being herein called “Registration Expenses”), shall be borne as provided in this Agreement, except that the Company shall, in any event, pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, the expense of any liability insurance and the expenses and fees for listing the securities to be registered on each securities exchange on which similar securities issued by the Company are then listed. Each Person that sells securities pursuant to a Demand Registration or Piggyback Registration hereunder shall bear and pay all underwriting discounts and commissions applicable to the securities sold for such Person’s account.

(b)     Counsel Fees and Disbursements. In connection with each Demand Registration, each Piggyback Registration and each Shelf Offering, the Company shall reimburse the holders of Registrable Securities included in such registration for the reasonable fees and disbursements of one counsel chosen by the holders of a majority of the Registrable Securities included in such registration or participating in such Shelf Offering.

(c)     Security Holders. To the extent Registration Expenses are not required to be paid by the Company, each holder of securities included in any registration hereunder shall pay those Registration Expenses allocable to the registration of such holder’s securities so included, and any Registration Expenses not so allocable shall be borne by all sellers of securities included in such registration in proportion to the aggregate selling price of the securities to be so registered.

Section 7.     Indemnification and Contribution.

(a)     By the Company. The Company shall indemnify and hold harmless, to the extent permitted by law, each holder of Registrable Securities, such holder’s officers, directors employees, agents and representatives, and each Person who controls such holder (within the meaning of the Securities Act) (the “Indemnified Parties”) against all losses, claims, actions, damages, liabilities and expenses (including with respect to actions or proceedings, whether commenced or threatened, and including reasonable attorney fees and expenses) caused by, resulting from, arising out of, based upon or related to any of the following statements, omissions or violations (each a “Violation”) by the Company: (i) any untrue or alleged untrue statement of material fact contained in (A) any registration statement, prospectus, preliminary prospectus or Free-Writing Prospectus, or any amendment thereof or supplement thereto or (B) any application or other document or communication (in this Section 7, collectively called an “application”) executed by or on behalf of the Company or based upon written information furnished by or on behalf of the Company filed in any jurisdiction in order to qualify any securities covered by such registration under the securities laws thereof, (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading or (iii) any violation or alleged violation by the Company of the Securities Act or any other similar federal or state securities laws or any rule or regulation promulgated thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, qualification or compliance. In addition, the Company will reimburse such Indemnified Party for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such losses. Notwithstanding the foregoing, the Company shall not be liable in any such case to the extent that any such losses result from, arise out of, are based upon, or relate to an untrue statement or alleged untrue statement, or omission or alleged omission, made in such registration statement, any such prospectus, preliminary prospectus or

Free-Writing Prospectus or any amendment or supplement thereto, or in any application, in reliance upon, and in conformity with, written information prepared and furnished in writing to the Company by such Indemnified Party expressly for use therein or by such Indemnified Party’s failure to deliver a copy of the registration statement or prospectus or any amendments or supplements thereto after the Company has furnished such Indemnified Party with a sufficient number of copies of the same. In connection with an underwritten offering, the Company shall indemnify such underwriters, their officers and directors, and each Person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the Indemnified Parties.

(b)     By Each Security Holder. In connection with any registration statement in which a holder of Registrable Securities is participating, each such holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such registration statement or prospectus and, to the extent permitted by law, shall indemnify the Company, its officers, directors, employees, agents and representatives, and each Person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses resulting from any untrue or alleged untrue statement of material fact contained in the registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such holder; provided that the obligation to indemnify shall be individual, not joint and several, for each holder and shall be limited to the net amount of proceeds received by such holder from the sale of Registrable Securities pursuant to such registration statement.

(c)     Claim Procedure. Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall impair any Person’s right to indemnification hereunder only to the extent such failure has prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. In such instance, the conflicted indemnified parties shall have a right to retain one separate counsel, chosen by the holders of a majority of the Registrable Securities included in the registration if such holders are indemnified parties, at the expense of the indemnifying party.

(d)     Contribution. If the indemnification provided for in this Section 7 is held by a court of competent jurisdiction to be unavailable to, or is insufficient to hold harmless, an indemnified party or is otherwise unenforceable with respect to any loss, claim, damage, liability or action referred to herein, then the indemnifying party shall contribute to the amounts paid or payable by such indemnified party as a result of such loss, claim, damage, liability or action (i) in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other hand in connection with the statements or omissions which resulted in such loss as well as any other relevant equitable considerations or (ii) if the allocation provided by clause (i) of this Section 7(d) is not permitted by applicable law, then in such proportion as is appropriate to reflect not only such relative fault but also the relative benefit of the Company on the one hand and of the sellers of Registrable Securities and any other sellers participating in the registration statement on the other in connection with the statement or omissions which resulted in such loss, claim, damage, liability or action as well as any other relevant equitable considerations; provided that the maximum amount of liability in respect of such contribution shall be limited, in the case of each seller of Registrable Securities, to an amount equal to the net proceeds actually received by such seller from the sale of Registrable Securities effected pursuant to such registration. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just or equitable if the contribution pursuant to this Section 7(d) were to be determined by pro rata allocation or by any other method of allocation that does not take into account such equitable considerations. The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities or expenses referred to herein shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending against any action or claim which is the subject hereof. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who is not guilty of such fraudulent misrepresentation.

(e)     Release. No indemnifying party shall, except with the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement that does not include as an unconditional term thereof giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(f)     Non-exclusive Remedy; Survival. The indemnification and contribution provided for under this Agreement shall be in addition to any other rights to indemnification or contribution that any indemnified party may have pursuant to law or contract and shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of Registrable Securities and the termination or expiration of this Agreement.

Section 8.     Underwritten Registrations.

(a)     Participation. No Person may participate in any registration hereunder which is underwritten unless such Person (i) agrees to sell such Person’s securities on the basis provided in any underwriting arrangements approved by the Person or Persons entitled hereunder to approve such arrangements (including, without limitation, pursuant to any over-allotment or

“green shoe” option requested by the underwriters; provided that no holder of Registrable Securities shall be required to sell more than the number of Registrable Securities such holder has requested to include) and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements; provided that no holder of Registrable Securities included in any underwritten registration shall be required to make any representations or warranties to the Company or the underwriters (other than representations and warranties regarding such holder and such holder’s intended method of distribution) or to undertake any indemnification obligations to the Company or the underwriters with respect thereto that are materially more burdensome than those provided in Section 7. Each holder of Registrable Securities shall execute and deliver such other agreements as may be reasonably requested by the Company and the lead managing underwriter(s) that are consistent with such holder’s obligations under Section 4, Section 5 and this Section 8(a) or that are necessary to give further effect thereto. To the extent that any such agreement is entered into pursuant to, and consistent with, Section 4 and this Section 8(a), the respective rights and obligations created under such agreement shall supersede the respective rights and obligations of the holders, the Company and the underwriters created pursuant to this Section 8(a).

(b)     Suspended Distributions. Each Person that is participating in any registration under this Agreement, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 5(a)(vi), shall immediately discontinue the disposition of its Registrable Securities pursuant to the registration statement until such Person’s receipt of the copies of a supplemented or amended prospectus as contemplated by Section 5(a)(vi). In the event the Company has given any such notice, the applicable time period set forth in Section 5(a)(ii) during which a Registration Statement is to remain effective shall be extended by the number of days during the period from and including the date of the giving of such notice pursuant to this Section 8(b) to and including the date when each seller of Registrable Securities covered by such registration statement shall have received the copies of the supplemented or amended prospectus contemplated by Section 5(a)(vi).

Section 9.     Additional Parties; Joinder. Subject to the prior written consent of the holders of a majority of the Registrable Securities, the Company may permit any Person who acquires Common Stock or rights to acquire Common Stock from the Company after the date hereof to become a party to this Agreement and to succeed to all of the rights and obligations of a “holder of Registrable Securities” under this Agreement by obtaining an executed joinder to this Agreement from such Person in the form of Exhibit A attached hereto (a “Joinder”). Upon the execution and delivery of a Joinder by such Person, the Common Stock acquired by such Person (the “Acquired Common”) shall be Registrable Securities, such Person shall be a “holder of Registrable Securities” under this Agreement with respect to the Acquired Common, and the Company shall add such Person’s name and address to the appropriate schedule hereto and circulate such information to the parties to this Agreement.

Section 10.     Current Public Information. At all times after the Company has filed a registration statement with the SEC pursuant to the requirements of either the Securities Act or the Exchange Act, the Company shall file all reports required to be filed by it under the Securities Act and the Exchange Act and shall take such further action as any holder or holders of Registrable Securities may reasonably request, all to the extent required to enable such holders to sell

Registrable Securities pursuant to Rule 144. Upon request, the Company shall deliver to any holder of Registrable Securities a written statement as to whether it has complied with such requirements. Notwithstanding anything to the contrary in this Agreement, the Company’s obligations under this Section 10 shall apply to shares that may be sold without restriction as to volume or manner of sale under Rule 144(b)(i).

Section 11.     Legend. Each certificate evidencing any Registrable Securities and each certificate issued in exchange for or upon the transfer of any Registrable Securities (unless such Registrable Securities would no longer be Registrable Securities after such transfer) shall be stamped or otherwise imprinted with a legend in substantially the following form:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER AND OTHER PROVISIONS SET FORTH IN A REGISTRATION AGREEMENT DATED AS OF             , 2021, AMONG THE ISSUER OF SUCH SECURITIES (THE “COMPANY”) AND CERTAIN OF THE COMPANY’S STOCKHOLDERS, AS AMENDED. A COPY OF SUCH REGISTRATION RIGHTS AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE COMPANY TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

The Company shall imprint such legend on certificates evidencing Registrable Securities outstanding prior to the date hereof. The legend set forth above shall be removed from the certificates evidencing any securities that have ceased to be Registrable Securities. Notwithstanding the foregoing, the Dragoneer Investor Registrable Securities shall not bear a restrictive legend from and after the first anniversary of the Closing, provided that the Company is otherwise current on its SEC filings.

Section 12.     General Provisions.

(a)     Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may be amended, modified or waived only with the prior written consent of the Company, the holders of a majority of the Registrable Securities and the holders of a majority of the Registrable Securities held by the Vista Holders; provided that no amendment may be made that would adversely affect the Dragoneer Investor’s rights pursuant to the Registration Statement or would disproportionately and adversely affect the Dragoneer Investor relative to the Other Investors without the Dragoneer Investor’s prior written consent. The failure or delay of any Person to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such Person thereafter to enforce each and every provision of this Agreement in accordance with its terms. A waiver or consent to or of any breach or default by any Person in the performance by that Person of his, her or its obligations under this Agreement shall not be deemed to be a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person under this Agreement.

(b)     Remedies. The parties to this Agreement shall be entitled to enforce their rights under this Agreement specifically (without posting a bond or other security), to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights existing in their favor. The parties hereto agree and acknowledge that a breach of this Agreement would cause irreparable harm and money damages would not be an adequate remedy for any such breach and that, in addition to any other rights and remedies existing hereunder, any party shall be entitled to specific performance and/or other injunctive relief from any court of law or equity of competent jurisdiction (without posting any bond or other security) in order to enforce or prevent violation of the provisions of this Agreement.

(c)     Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited, invalid, illegal or unenforceable in any respect under any applicable law or regulation in any jurisdiction, such prohibition, invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of any other provision of this Agreement in such jurisdiction or in any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such prohibited, invalid, illegal or unenforceable provision had never been contained herein.

(d)     Entire Agreement. Except as otherwise provided herein and except for any agreements entered into on the date hereof, this Agreement contains the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations by or among the parties hereto, written or oral, which may have related to the subject matter hereof in any way, including (i) the Letter Agreement and (ii) the Prior Dragoneer Registration Rights Agreement and (iii) the Prior Cvent Registration Rights Agreement, which the parties hereto agree are each hereby terminated and of no further force or effect; provided, that, the Letter Agreement will remain in full force and effect and will not be superseded hereby with respect to any party thereto which is not a party to this Agreement, unless and until such person becomes a party to this Agreement; provided further, that, the Transaction Support Agreement will remain in full force and effect and will not be superseded hereby.

(e)    Successors and Assigns. Except as otherwise provided herein, this Agreement shall bind and inure to the benefit and be enforceable by the Company and its successors and assigns and the holders of Registrable Securities and their respective successors and permitted assigns (whether so expressed or not). In addition, whether or not any express assignment has been made, the provisions of this Agreement which are for the benefit of purchasers or holders of Registrable Securities are also for the benefit of, and enforceable by, any subsequent holder of Registrable Securities.

(f)    Notices. Any notice, demand or other communication to be given under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (i) when delivered personally to the recipient, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; but if not, then on the next Business Day (provided that any such notice under this clause (ii) shall not be effective unless within one Business Day after the notice is sent, a copy of such notice is sent to the recipient by first-class mail, return receipt requested, or reputable overnight courier service (charges prepaid)), (iii) one

Business Day after it is sent to the recipient by reputable overnight courier service (charges prepaid) or (iv) three Business Days after it is mailed to the recipient by first class mail, return receipt requested. Such notices, demands and other communications shall be sent to the Company at the address specified below and to any holder of Registrable Securities or to any other party subject to this Agreement at such address as indicated on the Schedule of Investors, the Schedule of Executives, or the Schedule of Other Investors hereto, or at such address or to the attention of such other Person as the recipient party has specified by prior written notice to the sending party. Any party may change such party’s address for receipt of notice by giving prior written notice of the change to the sending party as provided herein. The Company’s address is:

Cvent Holding Corp.

1765 Greensboro Station Place

7th Floor

Tysons, VA 22102

With a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

Stuart E. Casillas, P.C.

555 California Street, Suite 2700

San Francisco, CA 94104

casillas@kirkland.com

Richard J. Campbell, P.C.

300 North LaSalle,

Chicago, IL 60654

richard.campbell@kirkland.com

Robert E. Goedert, P.C.

300 North LaSalle,

Chicago, IL 60654

robert.goedert@kirkland.com

or to such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party. Upon a Dragoneer Investor’s written notice to the Company electing not to receive any notices under this Agreement, other than a Suspension Notice or End of Suspension Notice, the Dragoneer Investors shall not receive any such notices.

(g)    Business Days. If any time period for giving notice or taking action hereunder expires on a day that is not a Business Day, the time period shall automatically be extended to the Business Day immediately following such Saturday, Sunday or legal holiday.

(h)    Governing Law. The corporate law of the State of Delaware shall govern all issues and questions concerning the relative rights of the Company and its stockholders. All issues and questions concerning the construction, validity, interpretation and enforcement of this Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(i)    MUTUAL WAIVER OF JURY TRIAL. AS A SPECIFICALLY BARGAINED FOR INDUCEMENT FOR EACH OF THE PARTIES HERETO TO ENTER INTO THIS AGREEMENT (AFTER HAVING THE OPPORTUNITY TO CONSULT WITH COUNSEL), EACH PARTY HERETO EXPRESSLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY LAWSUIT OR PROCEEDING RELATING TO OR ARISING IN ANY WAY FROM THIS AGREEMENT OR THE MATTERS CONTEMPLATED HEREBY.

(j)    CONSENT TO JURISDICTION AND SERVICE OF PROCESS.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, IF (AND ONLY IF) THE COURT OF CHANCERY OF THE STATE OF DELAWARE DECLINES TO ACCEPT OR DOES NOT HAVE JURISDICTION OVER A PARTICULAR MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE OR ANY FEDERAL COURT SITTING IN THE STATE OF DELAWARE) OVER ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT BY ANY PARTY ARISING OUT OF OR RELATING TO THIS AGREEMENT, AND EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS WITH RESPECT TO ANY SUCH SUIT, ACTION OR OTHER PROCEEDING SHALL BE HEARD AND DETERMINED IN SUCH COURTS. EACH OF THE PARTIES HERETO FURTHER AGREES THAT SERVICE OF ANY PROCESS, SUMMONS, NOTICE OR DOCUMENT BY U.S. REGISTERED MAIL TO SUCH PARTY’S RESPECTIVE ADDRESS SET FORTH ABOVE SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY ACTION, SUIT OR PROCEEDING WITH RESPECT TO ANY MATTERS TO WHICH IT HAS SUBMITTED TO JURISDICTION IN THIS PARAGRAPH. EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT BY ANY PARTY ARISING OUT OF OR RELATING TO THIS AGREEMENT IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, IF (AND ONLY IF) THE COURT OF CHANCERY OF THE STATE OF DELAWARE DECLINES TO ACCEPT OR DOES NOT HAVE JURISDICTION OVER A PARTICULAR MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE OR ANY FEDERAL COURT SITTING IN THE STATE OF DELAWARE) AND HEREBY AND THEREBY FURTHER IRREVOCABLY AND UNCONDITIONALLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION, OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(k)    No Recourse. Notwithstanding anything to the contrary in this Agreement, the Company and each holder of Registrable Securities agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement, shall be had against any current or future director, officer, employee, general or limited partner or member of any holder of Registrable Securities or of any Affiliate or assignee thereof, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future officer, agent or employee of any holder of Registrable Securities or any current or future member of any holder of Registrable Securities or any current or future director, officer, employee, partner or member of any holder of Registrable Securities or of any Affiliate or assignee thereof, as such for any obligation of any holder of Registrable Securities under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

(l)    Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement. The use of the word “including” in this Agreement shall be by way of example rather than by limitation.

(m)    No Strict Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party.

(n)    Counterparts. This Agreement may be executed in multiple counterparts, any one of which need not contain the signature of more than one party, but all such counterparts taken together shall constitute one and the same agreement.

(o)    Electronic Delivery. This Agreement, the agreements referred to herein, and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent executed and delivered by means of a photographic, photostatic, facsimile or similar reproduction of such signed writing using a facsimile machine or electronic mail shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or electronic mail to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or electronic mail as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

(p)    Further Assurances. In connection with this Agreement and the transactions contemplated hereby, each holder of Registrable Securities shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and the transactions contemplated hereby.

(q)    No Inconsistent Agreements. The Company shall not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the holders of Registrable Securities in this Agreement.

*    *    *    *    *

IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.

COMPANY:

CVENT HOLDING CORP.

By:

Name:
Its:

SPONSOR INVESTORS:

[NAME]

By:
Its:

EXECUTIVES:

[NAME]

DRAGONEER INVESTORS:

[NAME]

By:
Its:

OTHER INVESTORS:

[NAME]

By:
Its:

SCHEDULE OF SPONSOR INVESTORS

Name and Address

[NAME]

[ADDRESS]

SCHEDULE OF EXECUTIVES

Name and Address

[NAME]

[ADDRESS]

SCHEDULE OF DRAGONEER INVESTORS

Name and Address

Attention Compliance Department

Michael Dimitruk

1 Letterman Drive, Building D, Suite M-500

San Francisco, CA 94129

Email: michael@dragoneer.com with subject “Compliance Department Notice”

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

Attention: Thomas Holden

Email: thomas.holden@ropesgray.com

SCHEDULE OF OTHER INVESTORS

Name and Address

[NAME]

[ADDRESS]

EXHIBIT A

REGISTRATION RIGHTS AGREEMENT

JOINDER

The undersigned is executing and delivering this Joinder pursuant to the Amended and Restated Registration Rights Agreement dated as of [●], 2021 (as the same may hereafter be amended, the “Registration Agreement”), among Cvent Holding Corp., a Delaware corporation (the “Company”), and the other person named as parties therein.

By executing and delivering this Joinder to the Company, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the provisions of the Registration Agreement as a holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Agreement, and the undersigned will be deemed for all purposes to be a holder, a[n] Sponsor Investor // Executive // Dragoneer Investor // Other Investor] thereunder and the undersigned’s                  shares of Common Stock shall be included as Registrable Securities under the Registration Agreement.

Accordingly, the undersigned has executed and delivered this Joinder as of the      day of         ,             .

Signature of Stockholder

Print Name of Stockholder

Address:

Agreed and Accepted as of

.

Cvent Holding Corp.

By:
Its:

Annex I

INVESTOR RIGHTS AGREEMENT

THIS INVESTOR RIGHTS AGREEMENT (this “Agreement”) is made and entered into as of [●], 2021 (the “Effective Date”), by and among Cvent Holding Corp., a Delaware corporation, formerly Dragoneer Growth Opportunities Corp. II, a Cayman Island exempted company (the “Company”), each of the Persons identified on the signature pages hereto under the heading “Vista Investors” (collectively, the “Vista Investors”), Dragoneer Growth Opportunities Holdings II, a Cayman Islands limited liability company (“Dragoneer Sponsor”) and each other Person executing and delivering a counterpart to this Agreement with the Company as an “Other Investor” (each an “Other Investor” and together with the Vista Investors and Dragoneer Sponsor, the “Investors”). Each of the Company, the Vista Investors and Dragoneer Sponsor may be referred to in this Agreement as a “Party” and collectively as the “Parties”.

WHEREAS, in connection with the transactions contemplated by that certain Business Combination Agreement, dated as of July 22, 2021, by and among the Company, Papay Topco, Inc., and the other parties thereto (as amended, modified, supplemented or waived, the “Business Combination Agreement”), the Investors are acquiring a significant portion of the outstanding common stock of the Company (the “Common Stock”);

WHEREAS, in consideration of the Investors’ and their Affiliates’ participation in the transactions contemplated by the BCA, the Company has agreed to permit certain of the Investors to designate Persons for nomination for election to the board of directors of the Company (the “Board”) at and following the Effective Date on the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the Parties to this Agreement agrees as follows:

1.    Board of Directors.

(a)    Initial Composition of the Board. The Board immediately following the closing of the transactions contemplated by the Business Combination Agreement is being determined in accordance with the Business Combination Agreement. The Directors are being divided into three classes of Directors, with each class serving for staggered three year-terms. The initial term of the “Class I Directors” shall expire immediately following the Company’s first annual meeting of stockholders following the closing of the transactions contemplated by the Business Combination Agreement. The initial term of the “Class II Directors” shall expire immediately following the Company’s second annual meeting of stockholders following the closing of the transactions contemplated by the Business Combination Agreement. The initial term of the “Class III Directors” shall expire immediately following the Company’s third annual meeting of stockholders following the closing of the transactions contemplated by the Business Combination Agreement.

(b)    From and after the Effective Date, the Vista Investors shall have the right, but not the obligation, to nominate to the Board a number of designees (the “Vista Directors”) equal to the product of (x) the Total Number of Directors multiplied by (y) the Vista Ownership Percentage, rounded up to the nearest whole number (e.g., 1 1⁄4 Directors shall equate to 2 Directors); provided, that the Vista Investors’ right to nominate any directors pursuant to this Agreement shall terminate at any time that the Vista Ownership Percentage is less than 5%; provided, further, that in the event that the Vista Ownership Percentage is less than 50% and rounding to the nearest whole number would result in the Vista Investors having the right to nominate over 50% of the Total Number of Directors, the Vista Investors shall instead have the right, but not the obligation, to nominate to the Board a number of Directors equal to the product of (x) the Total Number of Directors multiplied by (y) the Vista Ownership Percentage, rounded down to the nearest whole number. For purposes of calculating the number of directors that the Vista Investors are entitled to designate pursuant to the immediately preceding sentence, any such calculations shall be made after taking into account any increase in the Total Number of Directors (determined on the basis of the number of Directors that Vista would be entitled to nominate in accordance with this Agreement if such expansion occurred immediately prior to any meeting of the stockholders of the Company called with respect to the election of members of the Board). Because the Board is classified, the total number of Directors that the Vista Investors shall be entitled to nominate in connection with any election of directors shall equal the total number of Directors that the Vista Investors are then entitled to nominate pursuant to this Section 1(b) minus the number of Directors whose terms do not expire at such meeting. The Company shall take all Necessary Action to include in the slate of nominees recommended by the Company for election as directors at each applicable annual or special meeting of stockholders at which directors are to be elected each Director nominated by the Vista Investors in accordance with this Section 1(b).

(c)    In the event that the Vista Investors have nominated less than the total number of designees that the Vista Investors are then entitled to nominate pursuant to Section 1(b), then the Vista Investors shall have the right, at any time, to nominate such additional designees to which it is entitled, in which case, the Company and the Directors shall take all necessary corporation action, to the fullest extent permitted by applicable law (including with respect to fiduciary duties under Delaware law), to (x) enable the Vista Investors to nominate and effect the election or appointment of such additional individuals, whether by increasing the size of the Board, or otherwise and (y) to designate such additional individuals nominated by the Vista Investors to fill such newly created vacancies or to fill any other existing vacancies.

(d)    The Company shall pay all reasonable out-of-pocket expenses incurred by each of the Directors in connection with the performance of his or her duties as a director and in connection with his or her in-person attendance at any meeting of the Board in accordance with the Company’s policies and procedures.

(e)    No Director nominated in accordance with this Agreement shall be required to resign prior to the end of the then current term for such Director regardless of whether the Person(s) nominating such Director are entitled to nominate a Director at the next election of Directors (including, without limitation, in the case of Vista Directors because of a reduction in the number of shares of Voting Stock that the Vista Investors Beneficially Own).

(f)    In the event that any Vista Director shall cease to serve as a Director for any reason, the Vista Investors shall be entitled to designate such Vista Director’s successor in accordance with this Agreement (regardless of the Vista Investors’ beneficial ownership in the Company at the time of such vacancy) and the Board shall promptly fill the vacancy with such successor nominee; it being understood that any such designee shall serve the remainder of the term of the Vista Director whom such designee replaces. In the event that the Dragoneer Sponsor Director

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shall cease to serve as a Director for any reason prior to the expiration of such Dragoneer Sponsor Director’s initial term, Dragoneer Sponsor shall be entitled to designate such Dragoneer Sponsor Director’s successor in accordance with this Agreement (regardless of Dragoneer Sponsor’s beneficial ownership in the Company at the time of such vacancy) and the Board shall promptly fill the vacancy with such successor nominee; it being understood that any such designee shall serve the remainder of the term of the Dragoneer Sponsor Director whom such designee replaces. Notwithstanding anything to the contrary in the Company’s certificate of incorporation (as amended from time to time, the “Certificate of Incorporation”), the Company agrees (and the Vista Investors agree solely with the Company) not to remove or vote to remove any Dragoneer Sponsor Director from the Board other than for “cause” prior to the expiration of such Director’s initial term on the Board.

(g)    If a Vista Director is not appointed or elected to the Board because of such Person’s death, disability, disqualification, withdrawal as a nominee or for other reason is unavailable or unable to serve on the Board, then the Vista Investors shall be entitled to designate promptly another nominee and the director position for which the original Vista Director was nominated shall not be filled pending such designation.

(h)    So long as any Investor has the right to nominate Directors under this Agreement or any such Director is serving on the Board, the Company shall use its reasonable best efforts to maintain in effect at all times directors and officers indemnity insurance coverage in an amount reasonably satisfactory to the Vista Investors, and the Certificate of Incorporation and the Company’s bylaws (each as may be further amended, supplemented or waived in accordance with its terms, the “Organizational Documents”) shall at all times provide for indemnification, exculpation and advancement of expenses to the fullest extent permitted under applicable law.

(i)    The Company agrees with the Investors that, except as otherwise agreed in writing with the Vista Investors, at any time the Company qualifies as a “controlled company” under the rules of the Exchange the Company will elect to be a “controlled company” for purposes of the Exchange and will disclose in its annual meeting proxy statement that it is a “controlled company” and shall take all Necessary Action to exempt itself from each of (i) any requirement that a majority of the Board consist of independent Directors; (ii) any requirement that the Nominating and Governance Committee be composed entirely of independent Directors or have a written charter addressing the committee’s purpose and responsibilities; (iii) any requirement that the Compensation Committee be composed entirely of independent Directors with a written charter addressing the committee’s purpose and responsibilities; (iv) the requirement for an annual performance evaluation of the Nominating and Governance Committee and Compensation Committee; and (v) each other requirement that a “controlled company” is eligible to be exempted from under the rules of the Exchange.

(j)    If at any time the Company is not a “controlled company” and is required by applicable law or the Exchange listing standards to have a majority of the Board comprised of “independent directors” (subject in each case to any applicable phase-in periods), the Vista Directors shall include a number of Persons that qualify as “independent directors” under applicable law and the Exchange listing standards such that, together with any other “independent directors” (including the Dragoneer Sponsor Director or any replacement or new Director) then serving on the Board that are not Vista Directors, the Board is comprised of a majority of “independent directors” as required by the Exchange listing standards.

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(k)    At any time that any Vista Investor shall have any nomination rights under this Section 1, the Company shall not take any action, including making or recommending any amendment to the Organizational Documents that could reasonably be expected to adversely affect any right of any of the Vista Investors under this Agreement, in each case without the prior written consent of the Vista Investors.

(l)    Certain Defined Terms.

“Affiliate” of any Person shall mean any other Person controlled by, controlling or under common control with such Person; where “control” (including, with its correlative meanings, “controlling,” “controlled by” and “under common control with”) means possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities, by contract or otherwise).

“Beneficially Own” shall mean that a specified Person has or shares the right, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, to vote shares of capital stock of the Company.

“Closing Date” has the meaning set forth in the Business Combination Agreement.

“Common Stock” has the meaning given to such term in the Company’s certificate of incorporation.

“Director” means any member of the Board.

“Exchange” means Nasdaq Capital Markets LLC or any other exchange on which the Common Stock of the Company is then listed.

“Family Group” means means (i) such Person’s siblings, spouse, siblings’ spouses, ancestors and descendants, and (ii) any trust, family limited partnership or limited liability company primarily for the benefit of such Person and/or such Person’s siblings, spouse, siblings’ spouses, ancestors and descendants.

“Forward Purchase Shares” has the meaning given such term in the Business Combination Agreement.

“Lock-up Shares” means shares of Common Stock (or options exercisable for shares of Common Stock) held by an Investor or, in respect thereof, a Permitted Transferee thereof; provided that notwithstanding the foregoing, neither (i) shares of Common Stock, which, prior to the Closing Date were ordinary shares and were issued in the Company’s initial public offering, nor (ii) the PIPE Shares, nor (iii) Forward Purchase Shares, are Lock-Up Shares, and such shares are not subject to any Lock-Up Period under this Agreement.

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“Necessary Action” means, with respect to any party and a specified result, all actions (to the extent such actions are not prohibited by applicable law and within such party’s control, and in the case of any action that requires a vote or other action on the part of the Board to the extent such action is consistent with fiduciary duties that Company’s directors may have in such capacity) necessary to cause such result, including (a) calling special meetings of stockholders, (b) voting or providing a written consent or proxy, if applicable in each case, with respect to Common Stock, (c) causing the adoption of stockholders’ resolutions and amendments to the Organizational Documents, (d) executing agreements and instruments, (e) making, or causing to be made, with governmental entities, all filings, registrations or similar actions that are required to achieve such result, and (f) nominating certain Persons for election to the Board in connection with the annual or special meeting of stockholders of Company.

“Permitted Transferee” means: with respect to any Person, (i) any member of the Family Group of such Person, (ii) any Affiliate of such Person, (iii) any Affiliate of any member of the Family Group of such Person, (iv) if such Person is a corporation, limited liability company, partnership or trust, the stockholders, partners, members, equityholders or beneficiaries of such Person, or (v) if such Person is a natural person, a Transferee that receives such shares of Common Stock (a) by virtue of laws of descent and distribution upon death of such individual or (b) in accordance with a qualified domestic relations order.

“Person” means an individual, a sole proprietorship, a corporation, a partnership, limited liability company, a limited partnership, a joint venture, an association, a trust, or any other entity or organization, including a government or a political subdivision, agency or instrumentality thereof.

“PIPE Holders” mean the holders of PIPE Shares who have entered into a subscription agreement with the Company in connection with the PIPE Investment.

“PIPE Investment” means the private placement of the Company’s Common Stock pursuant to the PIPE Subscription Agreements (as defined in the Business Combination Agreement).

“PIPE Shares” mean shares of the Company’s Common Stock purchased in the PIPE Investment.

“Total Number of Directors” means the total number of Directors comprising the Board as established from time to time in accordance with the Company’s Bylaws.

“Transfer” has the meaning given to such term in the Certificate of Incorporation. The terms “Transferee,” “Transferor,” “Transferred,” and other forms of the word “Transfer” shall have the correlative meanings.

“Vista” means Vista Equity Partners Management, LLC.

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“Vista Ownership Percentage” means, as of any date of determination, the total number of shares of Voting Stock Beneficially Owned by the Vista Parties divided by the total number of shares of Voting Stock outstanding.

“Vista Parties” means the Vista Investors, any investment funds Affiliated with or advised by Vista (including each such investment fund that owns Common Stock of the Company), and any one or more Affiliates of any of the foregoing.

“Voting Stock” means Common Stock and each other class or series of stock of the Company entitled to vote generally in the election of directors.

“VWAP” means means, with respect to any trading day, the volume-weighted average share price of Common Stock as displayed on the Buyer’s page on Bloomberg (or any successor service) in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time on such trading day.

2.    Company Obligations. The Company agrees to use its reasonable best efforts to ensure that prior to the date that the Vista Ownership Percentage is less than 5%, (i) each Vista Director to a particular class of directors is included in the Board’s slate of nominees to the stockholders (the “Board’s Slate”) for each election of Directors of such class; and (ii) each Vista Director to a particular class of Directors is included in the proxy statement prepared by management of the Company in connection with soliciting proxies for every meeting of the stockholders of the Company called with respect to the election of members of the Board of such class (each, a “Director Election Proxy Statement”), and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company or the Board with respect to the election of members of the Board. The calculation of the number of Directors that the Vista Investors are entitled to nominate to the Board’s Slate for any election of directors shall be based on the Vista Ownership Percentage immediately prior to the mailing to stockholders of the Director Election Proxy Statement relating to such election (or, if earlier, the filing of the definitive Director Election Proxy Statement with the U.S. Securities and Exchange Commission). Unless the Vista Investors notify the Company otherwise prior to the mailing to stockholders of the Director Election Proxy Statement relating to an election of directors, the Vista Directors for such election shall be presumed to be the same Vista Directors currently serving on the Board, and no further action shall be required of the Vista Investors for the Board to include such Directors on the Board’s Slate; provided, that, in the event the Vista Investors are no longer entitled to nominate the full number of Vista Directors then serving on the Board, the Vista Investors shall provide advance written notice to the Company, of which currently serving Vista Director(s) shall be excluded from the Board Slate, and of any other changes to the list of Vista Directors.

3.    Committees. From and after the Effective Date until such time as the Vista Ownership Percentage is less than 5%, unless otherwise waived in writing by the Vista Investors, there shall be a number of Vista Directors on each committee of the Board not less than the nearest whole number greater than the product obtained by multiplying the Vista Ownership Percentage by the number of positions, including any vacancies, on the applicable committee, provided that any such designee shall be a Director and shall be eligible to serve on the applicable committee

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under applicable law or listing standards of the Exchange, including any applicable independence requirements (subject in each case to any applicable exceptions, including those for “controlled companies,” and any applicable phase-in periods). Any additional members shall be determined by the Board. Directors designated to serve on a Board committee shall have the right to remain on such committee until the next election of Directors, regardless of the Vista Ownership Percentage following such designation. Unless the Vista Investors otherwise notify the Company in writing prior to the time the Board takes action to change the composition of a Board committee, and to the extent Vista Ownership Percentage is not less than 5% at the time the Board takes action to change the composition of any such Board committee, any Vista Director currently designated by the Vista Investors to serve on a committee shall be presumed to be re-designated for such committee.

4.    Lock-up. (a) Each Investor (other than the Dragoneer Sponsor and Other Investors who held Company Class B ordinary shares that converted into shares of Common Stock), severally and not jointly, agrees that such Investor shall not Transfer, or make public any intention to Transfer, any Lock-Up Shares for 180 days following the Closing Date; provided that, such restrictions applicable to 33% of the Lock-up Shares received by each Investor (other than the Dragoneer Sponsor and Investors who held Company Class B ordinary shares that converted into shares of Common Stock) at Closing shall terminate (but not earlier than the three-month anniversary of the Closing) if the VWAP of the shares of Common Stock equals or exceeds $13.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period after the Closing Date (such applicable period (“Investor Lock-Up Period”); and (b) the Dragoneer Sponsor and Other Investors who held Company Class B ordinary shares that converted into shares of Common Stock agree that they shall not Transfer, or make a public announcement of any intention to Transfer, any Lock-up Shares until the one year anniversary of the Closing Date or such earlier time as the lock-up applicable to the Dragoneer Sponsor and such Other Investors terminates in accordance with the Prospectus (as defined in the Business Combination Agreement) (such applicable period, the “Sponsor Lock-up Period” and each of the Investor Lock-Up Period and the Dragoneer Sponsor Lock-Up Period, each a “Lock-up Period”). During the applicable Lock-Up Period, any purported Transfer of applicable Lock-Up Shares other than as permitted by this Agreement shall be null and void, and the Company shall refuse to recognize any such Transfer for any purpose. The foregoing notwithstanding, each executive officer and director of the Company shall be permitted to establish a plan to acquire and sell shares of Common Stock pursuant to Rule 10b5-1 under the Exchange Act or to include shares of Common Stock on any registration statement filed by the Company, provided that the foregoing does not permit for the Transfer of shares of Common Stock during the applicable Lock-up Period. The foregoing restrictions shall not apply to Transfers made: (i) pursuant to a bona fide gift or charitable contribution; (ii) under this Section 4 by will or intestate succession upon the death of an Investor; (iii) to any Permitted Transferee; (iv) pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of marriage or civil union; or (v) in the event of the Company’s completion of a liquidation, merger, share exchange or other similar transaction as part of a bona fide third party transaction which results in all of its shareholders having the right to exchange their shares of Common Stock for cash, securities or other property, or entry by the Company into a definitive agreement as part of a bona vide transaction providing for any of the foregoing; provided that in the case of (i) or (iii), the recipient of such Transfer must enter into an executed joinder agreement and agree to be

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entitled and be bound by all of the rights and obligations hereunder as an Investor. To the extent any of such shares are uncertificated, the Company shall give notice of the restrictions set forth in this section in accordance with applicable law.

5.    Amendment and Waiver. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by the Company and the Vista Investors, or in the case of a waiver, by the party against whom the waiver is to be effective; provided that any amendment or waiver to this Agreement that is adverse to the rights or obligations of Dragoneer Sponsor hereunder or any amendment to Section 4 of this Agreement or Section 5.3 of the Certificate of Incorporation prior to expiration of the applicable Lock-Up Period that would reduce or eliminate the obligations of a holder of Lock-Up Shares thereunder, shall also require the written consent of Dragoneer Sponsor. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law. No Investor shall be obligated to nominate all (or any) of the Directors it is entitled to nominate pursuant to this Agreement for any election of directors but the failure to do so shall not constitute a waiver of its rights hereunder with respect to future elections; provided, however, that in the event that any Investor fails to nominate all (or any) of the Directors it is entitled to nominate pursuant to this Agreement prior to the mailing to stockholders of the Director Election Proxy Statement relating to such election (or, if earlier, the filing of the definitive Director Election Proxy Statement with the U.S. Securities and Exchange Commission), the Nominating and Governance Committee of the Board shall be entitled to nominate individuals in lieu of such Directors for inclusion in the Board’s Slate and the applicable Director Election Proxy Statement with respect to the election for which such failure occurred and the Investors shall be deemed to have waived its rights hereunder with respect to such election. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

6.    Benefit of Parties. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective permitted successors and assigns. Notwithstanding the foregoing, no Party may not assign any of its rights or obligations hereunder without the prior written consent of the other Parties hereto. Except as otherwise expressly provided in the following and except for the rights of the Indemnified Parties with respect to Section 17, nothing herein contained shall confer or is intended to confer on any third party or entity that is not a party to this Agreement any rights under this Agreement. Upon written notice to the Company, any of the Vista Investors may assign to any other Vista Investor or any Affiliate of such Vista Investor (other than a portfolio company) all or any portion of its rights hereunder and, following such assignment, such assignee shall be deemed to be a “Vista Investor” for all purposes hereunder. Without limiting the generality of the foregoing, if any Vista Investor has the right to transfer shares of Common Stock as a result of early expiration of the Investor Lock-Up Period in accordance with the proviso to Section 4, it may assign such right to one or more other Vista Investors or another Vista Party; provided that in no event shall such assignment result in an increase in the aggregate number shares of Common Stock held by the Vista Investors with respect to which the Investor Lock-Up Period is expiring pursuant to such proviso.

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7.    Actions by Vista Investors. Whenever there is an action, notice, selection, amendment or other determination of the Vista Investors under this Agreement, such action, notice, selection, amendment or other determination shall be effective against all Parties to this Agreement if taken by holders of a majority of the Common Stock owned by all Vista Investors.

8.    Headings. Headings are for ease of reference only and shall not form a part of this Agreement.

9.    Governing Law. This Agreement shall be construed in accordance with and governed by the law of the State of Delaware without giving effect to the principles of conflicts of laws thereof.

10.    Jurisdiction. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement may be brought against any of the Parties in any federal court located in the State of Delaware or any Delaware state court, and each of the Parties hereby consents to the exclusive jurisdiction of such court (and of the appropriate appellate courts) in any such suit, action or proceeding and waives any objection to venue laid therein. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each of the Parties agrees that service of process upon such party at the address referred to in Section 18, together with written notice of such service to such party, shall be deemed effective service of process upon such party.

11.    WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT.

12.    Entire Agreement. This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings and negotiations, both written and oral among the Parties with respect to the subject matter hereof.

13.    Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be deemed an original. This Agreement shall become effective when each party shall have received a counterpart hereof signed by each of the other Parties. An executed copy or counterpart hereof delivered by facsimile or email shall be deemed an original instrument.

14.    Severability. If any provision of this Agreement or the application thereof to any Person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other Persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

15.    Further Assurances. Each of the Parties hereto shall execute and deliver such further instruments and do such further acts and things as may be required to carry out the intent and purpose of this Agreement.

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16.    Specific Performance. Each of the Parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal or state court located in the State of Delaware, in addition to any other remedy to which they are entitled at law or in equity.

17.    Indemnification; Exculpation.

(a)     The Company shall defend, indemnify and hold harmless each Investor and its respective Affiliates, partners, employees, agents, directors, managers, officers and controlling Persons (collectively, the “Indemnified Parties”) from and against any and all actions, causes of action, suits, claims, liabilities, losses, damages, costs, expenses, or obligations of any kind or nature (whether accrued or fixed, absolute or contingent) in connection therewith (including reasonable attorneys’ fees and expenses) incurred by the Indemnified Parties before or after the date of this Agreement (each, an “Action”) arising directly or indirectly out of, or in any way relating to, (i) shares of Common Stock or other equity securities of the Company Beneficially Owned by such Investor or its Affiliates or control or ability to influence the Company or any of its subsidiaries (other than any such Actions (x) to the extent such Actions arise out of any breach of this Agreement by an Indemnified Party or its Affiliates or the breach of any fiduciary or other duty or obligation of such Indemnified Party to its direct or indirect equity holders, creditors or Affiliates or (y) to the extent such Actions are directly caused by such Person’s willful misconduct), (ii) the business, operations, properties, assets or other rights or liabilities of the Company or any of its subsidiaries or (iii) any services provided prior, on or after the date of this Agreement by any Investor or its Affiliates to the Company or any of its subsidiaries. The Company shall defend at its own cost and expense in respect of any Action which may be brought against the Company and/or its Affiliates and the Indemnified Parties. The Company shall defend at its own cost and expense any and all Actions which may be brought in which the Indemnified Parties may be impleaded with others upon any Action by the Indemnified Parties, except that if such damage shall be proven to be the direct result of gross negligence, bad faith or willful misconduct by any of the Indemnified Parties, then such Indemnified Party shall reimburse the Company for the costs of defense and other costs incurred by the Company in proportion to such Indemnified Party’s culpability as proven. In the event of the assertion against any Indemnified Party of any Action or the commencement of any Action, the Company shall be entitled to participate in such Action and in the investigation of such Action and, after written notice from the Company to such Indemnified Party, to assume the investigation or defense of such Action with counsel of the Company’s choice at the Company’s expense; provided, however, that such counsel shall be reasonably satisfactory to the Indemnified Party. Notwithstanding anything to the contrary contained herein, the Company may retain one firm of counsel to represent all Indemnified Parties in such Action; provided, however, that the Indemnified Party shall have the right to employ a single firm of separate counsel (and any necessary local counsel) and to participate in the defense or investigation of such Action and the Company shall bear the expense of such separate counsel (and local counsel, if applicable), if (x) in the opinion of counsel to the Indemnified Party use of counsel of the Company’s choice could reasonably be expected to give rise to a conflict of interest, (y) the Company shall not have employed counsel satisfactory to the

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Indemnified Party to represent the Indemnified Party within a reasonable time after notice of the assertion of any such Action or (z) the Company shall authorize the Indemnified Party to employ separate counsel at the Company’s expense. The Company further agrees that with respect to any Indemnified Party who is employed, retained or otherwise associated with, or appointed or nominated by, any Investor or any of its Affiliates and who acts or serves as a director, officer, manager, fiduciary, employee, consultant, advisor or agent of, for or to the Company or any of its subsidiaries, that the Company or such subsidiaries, as applicable, shall be primarily liable for all indemnification, reimbursements, advancements or similar payments (the “Indemnity Obligations”) afforded to such Indemnified Party acting in such capacity or capacities on behalf or at the request of the Company, whether the Indemnity Obligations are created by law, organizational or constituent documents, contract (including this Agreement) or otherwise. The Company hereby agrees that in no event shall the Company or any of its subsidiaries have any right or claim against any Investor for contribution or have rights of subrogation against any Investor through an Indemnified Party for any payment made by the Company or any of its subsidiaries with respect to any Indemnity Obligation. In addition, the Company hereby agrees that in the event that any Investor pays or advances an Indemnified Party any expenses with respect to an Indemnity Obligation, the Company will, or will cause its subsidiaries to, as applicable, promptly reimburse such Investor respectively, for such payment or advance upon request; subject to the receipt by the Company of a written undertaking executed by the Indemnified Party and such Investor, as applicable, that makes such payment or advance to repay any such amounts if it shall ultimately be determined by a court of competent jurisdiction that such Indemnified Party was not entitled to be indemnified by the Company. The foregoing right to indemnity shall be in addition to any rights that any Indemnified Party may have at common law or otherwise and shall remain in full force and effect following the completion or any termination of the engagement. If for any reason the foregoing indemnification is unavailable to any Indemnified Party or insufficient to hold it harmless as and to the extent contemplated by this Section 16, then the Company shall contribute to the amount paid or payable by the Indemnified Party as a result of such Action in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Indemnified Party, as the case may be, on the other hand, as well as any other relevant equitable considerations.

(b)    The Company hereby acknowledges that certain of the Indemnified Parties have certain rights to indemnification, advancement of expenses and/or insurance provided by investment funds managed by an Investor or its Affiliates (collectively, the “Fund Indemnitors”). The Company hereby agrees with respect to any indemnification, hold harmless obligation, expense advancement or reimbursement provision or any other similar obligation whether pursuant to or with respect to this Agreement, the organizational documents of the Company or any of its subsidiaries or any other agreement, as applicable, (i) that the Company and its subsidiaries are the indemnitor of first resort (i.e., their obligations to the Indemnified Parties are primary and any obligation of the Fund Indemnitors to advance expenses or to provide indemnification for claims, expenses or obligations arising out of the same or similar facts and circumstances suffered by any Indemnified Party are secondary), (ii) that the Company shall be required to advance the full amount of expenses incurred by any Indemnified Party and shall be liable for the full amount of all expenses, liabilities, obligations, judgments, penalties, fines, and amounts paid in settlement to the extent legally permitted and as required by the terms of this Agreement, the organizational documents of the Company or any of its subsidiaries or any other agreement, as applicable, without

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regard to any rights any Indemnified Party may have against the Fund Indemnitors, and (iii) that the Company, on behalf of itself and each of its subsidiaries, irrevocably waives, relinquishes and releases the Fund Indemnitors from any and all Actions against the Fund Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by the Fund Indemnitors on behalf of any Indemnified Party with respect to any Action for which any Indemnified Party has sought indemnification from the Company shall affect the foregoing and the Fund Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of any Indemnified Party against the Company. The Company agrees that the Fund Indemnitors are express third-party beneficiaries of the terms of this Section 17.

18.    Notices. All notices, requests and other communications to any party or to the Company shall be in writing (including telecopy or similar writing) and shall be given,

If to Dragoneer Sponsor, to:

c/o Dragoneer Growth Opportunities Corp. II

1 Letterman Drive, Building D, Suite M-500

San Francisco, CA 94129

Attention: Michael Dimitruk

Pat Robertson

E-mail: Michael@Dragoneer.com

Pat@Dragoneer.com

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

Attention: Thomas Holden

E-mail: thomas.holden@ropesgray.com

If to the Company, to:

Cvent Atlanta, LLC

1765 Greensboro Station Place, 7th Floor

Tysons Corner, Virginia 22201

Attention: Larry Samuelson

E-mail: lsamuelson@cvent.com

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and

c/o Vista Equity Partners Management, LLC

Four Embarcadero Center, 20th Floor

San Francisco, CA 94111

Attention: Christina Lema; Nicolas Stahl

E-mail: clema@vistaequitypartners.com; nstahl@vistaequitypartners.com with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

300 N. LaSalle

Chicago, IL 60654

Attention: Richard Campbell, P.C.

Email: rcampbell@kirkland.com

If to any member of Vista or Vista Director:

c/o Vista Equity Partners Management, LLC

Four Embarcadero Center, 20th Floor

San Francisco, CA 94111

Attention: Christina Lema; Nicolas Stahl

E-mail: clema@vistaequitypartners.com; nstahl@vistaequitypartners.com

With a copy to (which shall not constitute notice):

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

Attention:    Richard J. Campbell, P.C.

Email:          richard.campbell@kirkland.com

or to such other address or facsimile number as such party or the Company may hereafter specify for the purpose by notice to the other Parties and the Company. Each such notice, request or other communication shall be effective when delivered at the address specified in this Section 18 during regular business hours.

*                *                 *                *                *

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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the date first above written.

[ ]

By:

Name:
Title:

Vista:

[ ]

[Signature Page to Investor Rights Agreement]

DRAGONEER SPONSOR:

[ ]

[Signature Page to Investor Rights Agreement]

Annex L

FORWARD PURCHASE AGREEMENT

This Forward Purchase Agreement (this “Agreement”) is entered into as of October 29, 2020, between Dragoneer Growth Opportunities Corp. II, a Cayman Islands exempted company (the “Company”), and Dragoneer Funding II LLC (the “Purchaser”).

Recitals

WHEREAS, the Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (a “Business Combination”);

WHEREAS, the Company has filed with the U.S. Securities and Exchange Commission (the “SEC”) a draft registration statement on Form S-1 (such registration statement, as may be amended from time to time, including to reflect changes in terms, the “Registration Statement”) for its initial public offering (“IPO”) of Class A ordinary shares of the Company, par value $0.0001 per share (the “Class A Share(s)”);

WHEREAS, following the closing of the IPO (the “IPO Closing”), the Company will seek to identify and consummate a Business Combination; and

WHEREAS, the parties hereto wish to enter into this Agreement, pursuant to which immediately prior to the closing of the Company’s initial Business Combination (the “Business Combination Closing”), the Company shall issue and sell, and the Purchaser shall purchase, on a private placement basis, up to the number of Class A Shares determined pursuant to Section 1(a)(i) hereof (the “Forward Purchase Securities”) on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises, representations, warranties and the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Agreement

1.	Sale and Purchase.

(a)	Forward Purchase Securities.

(i)

The Company shall issue and sell to the Purchaser, and the Purchaser shall purchase from the Company, up to the number of Forward Purchase Securities set forth on the Purchaser’s signature page to this Agreement next to the line item “Maximum Number of Forward Purchase Securities,” for an aggregate purchase price of $10.00 multiplied by the number of Forward Purchase Securities issued and sold hereunder (the “FPS Purchase Price”). The amounts actually sold pursuant to this Section 1(a)(i) shall be determined solely by the Company. For the avoidance of doubt, the Company is not obligated to issue or sell any Forward Purchase Securities.

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(ii)

The Company shall require the Purchaser to purchase the Forward Purchase Securities pursuant to Section 1(a)(i) hereof by delivering notice (the “Company Notice”) to the Purchaser, at least five (5) Business Days before the funding of the FPS Purchase Price to an account specified by the Company, specifying the anticipated date of the Business Combination Closing, the number of Forward Purchase Securities being sold by the Company to the Purchaser and each Transferee (as defined in Section 4(d)) pursuant hereto (which will not exceed the number of Forward Purchase Securities that Purchaser has agreed to purchase pursuant to Section 1(a)(i)), the aggregate purchase price for the Forward Purchase Securities (the “FPS Purchase Price”) to be purchased by the Purchaser and instructions for wiring the FPS Purchase Price to an account designated by the Company. At least two (2) Business Days before the anticipated date of the Business Combination Closing specified in the Company Notice, the Purchaser shall deliver the FPS Purchase Price in cash via wire transfer to the account specified in such notice, to be held in escrow pending the Business Combination Closing. If the Business Combination Closing does not occur within thirty (30) days after the Purchaser delivers the FPS Purchase Price to such account, the Company shall return to the Purchaser the FPS Purchase Price, provided that the return of the FPS Purchase Price placed in escrow shall not terminate this Agreement or otherwise relieve either party of any of its obligations hereunder and the Company may provide a subsequent Company Notice pursuant to this Section 1(a)(ii). For the purposes of this Agreement, “Business Day” means any day, other than a Saturday or a Sunday, that is neither a legal holiday nor a day on which banking institutions are generally authorized or required by law or regulation to close in the City of New York, New York.

(iii)

The closing of the sale of the Forward Purchase Securities (the “FPS Closing”) shall be held on the same date and immediately prior to the Business Combination Closing (such date being referred to as the “Closing Date”); provided, that at the Purchaser’s request, the FPS Closing may occur up to seven (7) days prior the Business Combination Closing. At the FPS Closing, the Company will issue to the Purchaser the number of Forward Purchase Securities each registered in the name of the respective Purchaser.

(iv)

Notwithstanding the foregoing, to the extent the Purchaser does not have sufficient capital to fulfill its commitments to purchase some or all of the Forward Purchase Securities pursuant to the terms of this Agreement, Dragoneer Global Fund II, L.P. (“DGF II”), Dragoneer Opportunities Fund V, L.P. (“DOF V”) or any of their affiliates shall be obligated to contribute such amounts to the Purchaser in order for the Purchaser to make such purchase. Provided further that Dragoneer Investment Group, LLC (the “Investment Manager”) may assign the commitments under this section to any other funds managed by the Investment Manager as it determines in its sole discretion.

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(b)	Delivery of Forward Purchase Securities.

(i)

The Company shall register the Purchaser as the owner of the number of Forward Purchase Securities with the Company’s transfer agent by book entry on or promptly after (but in no event more than two (2) Business Days after) the FPS Closing Date.

(ii)

Each book entry for the Forward Purchase Securities shall contain a notation, and each certificate (if any) evidencing the Forward Purchase Securities shall be stamped or otherwise imprinted with a legend, in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE TRANSFERRED IN VIOLATION OF SUCH ACT AND LAWS.”

(c)

Legend Removal. If the Forward Purchase Securities are eligible to be sold without restriction under, and without the Company being in compliance with the current public information requirements of, Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), or there is an effective registration statement covering the resale of the Forward Purchase Securities (and the Purchaser provides the Company with a written undertaking to sell its Forward Purchase Securities only in accordance with the plan of distribution contained in such registration statement and only if the Purchaser has not been informed that the prospectus in such registration statement is not current or the registration statement is no longer effective), then at the Purchaser’s request, the Company will cause the Company’s transfer agent to remove the legend set forth in Section 1(b)(ii). In connection therewith, if required by the Company’s transfer agent, the Company will promptly cause an opinion of counsel to be delivered to and maintained with its transfer agent, together with any other authorizations, certificates and directions required by the transfer agent that authorize and direct the transfer agent to transfer such Forward Purchase Securities without any such legend; provided that, notwithstanding the foregoing, the Company will not be required to deliver any such opinion, authorization, certificate or direction if it reasonably believes that removal of the legend could result in or facilitate transfers of Forward Purchase Securities in violation of applicable law.

(d)	Registration Rights. The Purchaser shall have registration rights as set forth on Exhibit A (the “Registration Rights”).

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2.	Representations and Warranties of the Purchaser. The Purchaser represents and warrants to the Company as follows, as of the date hereof:

(a)

Restricted Securities. The Purchaser understands that the offer and sale of the Forward Purchase Securities have not been registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act that depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser’s representations as expressed herein. The Purchaser understands that the Forward Purchase Securities are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Forward Purchase Securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Forward Purchase Securities, or any Class A Shares into which they may be converted into or exercised for, for resale, except pursuant to the Registration Rights. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Forward Purchase Securities, and on requirements relating to the Company that are outside of the Purchaser’s control, and which the Company is under no obligation and may not be able to satisfy. The Purchaser acknowledges that the Company filed the Registration Statement for its proposed IPO to the SEC for review. The Purchaser understands that the offering to the Purchaser of the Forward Purchase Securities is not, and is not intended to be, part of the IPO, and that the Purchaser will not be able to rely on the protection of Section 11 of the Securities Act with respect to such Forward Purchase Securities.

(b)

No General Solicitation. Neither the Purchaser, nor any of its officers, directors, employees, agents, shareholders or partners, has either directly or indirectly, including, through a broker or finder (i) to its knowledge, engaged in any general solicitation, or (ii) published any advertisement in connection with the offer and sale of the Forward Purchase Securities.

(c)

No Other Representations and Warranties; Non-Reliance. Except for the specific representations and warranties contained in this Section 2 and in any certificate or agreement delivered pursuant hereto, none of the Purchaser nor any person acting on behalf of the Purchaser nor any of the Purchaser’s affiliates (the “Purchaser Parties”) has made, makes or shall be deemed to make any other express or implied representation or warranty with respect to the Purchaser and this offering, and the Purchaser Parties disclaim any such representation or warranty. Except for the specific representations and warranties expressly made by the Company in Section 3 of this Agreement and in any certificate or agreement delivered pursuant hereto, the Purchaser Parties specifically disclaim that they are relying upon any other representations or warranties that may have been made by the Company.

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3.	Representations and Warranties of the Company. The Company represents and warrants to the Purchaser as follows:

(a)

Incorporation and Corporate Power. The Company is duly incorporated and validly existing and in good standing as an exempted company under the laws of the Cayman Islands and has all requisite corporate power and authority to carry on its business as presently conducted and as proposed to be conducted. The Company has no subsidiaries.

(b)	Capitalization. As of the date of this Agreement, the authorized share capital of the Company consists of:

(i)	200,000,000 Class A Shares, none of which are issued and outstanding.

(ii)

20,000,000 Class B ordinary shares of the Company, par value $0.0001 per share (“Class B Share(s)”), 5,750,000 of which are issued and outstanding (750,000 of which are subject to forfeiture to the extent that the underwriters’ over-allotment option in connection with the IPO is not exercised in full). All of the issued and outstanding Class B Shares have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities laws.

(iii)	1,000,000 preference shares, none of which are issued and outstanding.

(c)

Authorization. All corporate action required to be taken by the Company’s Board of Directors and shareholders in order to authorize the Company to enter into this Agreement, and to issue the Forward Purchase Securities at the FPS Closing, and the securities issuable upon conversion or exercise of the Forward Purchase Securities, has been taken or will be taken prior to the FPS Closing. All action on the part of the shareholders, directors and officers of the Company necessary for the execution and delivery of this Agreement, the performance of all obligations of the Company under this Agreement to be performed as of the FPS Closing and the issuance and delivery of the Forward Purchase Securities and the securities issuable upon conversion or exercise of the Forward Purchase Securities has been taken or will be taken prior to the FPS Closing. This Agreement, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, or (iii) to the extent the indemnification provisions contained in the Registration Rights may be limited by applicable federal or state securities laws.

(d)

Valid Issuance of Forward Purchase Securities. The Forward Purchase Securities, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Company’s memorandum and articles of association (the “Charter”), and the securities issuable upon conversion or exercise of the Forward Purchase Securities, when issued in accordance with

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the terms of this Agreement, and registered in the register of members of the Company, will be validly issued, fully paid and nonassessable and free of all preemptive or similar rights, taxes, liens, encumbrances and charges with respect to the issue thereof and restrictions on transfer other than restrictions on transfer specified under this Agreement, applicable state and federal securities laws and liens or encumbrances created by or imposed by the Purchaser. Assuming the accuracy of the representations of the Purchaser in this Agreement and subject to the filings described in Section 3(e) below, the Forward Purchase Securities will be issued in compliance with all applicable federal and state securities laws.

(e)

Governmental Consents and Filings. Assuming the accuracy of the representations and warranties made by the Purchaser in this Agreement, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement, except for applicable requirements of the Securities Act and applicable state securities laws.

(f)

Compliance with Other Instruments. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any violation or default (i) of any provisions of its Charter or other governing documents, (ii) of any instrument, judgment, order, writ or decree to which it is a party or by which it is bound, (iii) under any note, indenture or mortgage to which it is a party or by which it is bound, (iv) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound or (v) of any provision of federal or state statute, rule or regulation applicable to the Company, in each case (other than clause (i)) which would have a material adverse effect on the Company or its ability to consummate the transactions contemplated by this Agreement.

(g)

Operations. As of the date hereof, the Company has not conducted, and prior to the IPO Closing the Company will not conduct, any operations other than organizational activities and activities in connection with offerings of its securities.

(h)

Foreign Corrupt Practices. Neither the Company, nor any director, officer, agent, employee or other Person acting on behalf of the Company has, in the course of its actions for, or on behalf of, the Company (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

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(i)

Compliance with Anti-Money Laundering Laws. The operations of the Company are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and all other applicable U.S. and non-U.S. anti-money laundering laws and regulations, including, but not limited to, those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the USA Patriot Act of 2001 and the applicable money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(j)

Absence of Litigation. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company, threatened against or affecting the Company or any of the Company’s officers or directors, whether of a civil or criminal nature or otherwise, in their capacities as such.

(k)

No General Solicitation. Neither the Company, nor any of its officers, directors, employees, agents or shareholders has either directly or indirectly, including, through a broker or finder (i) engaged in any general solicitation, or (ii) published any advertisement in connection with the offer and sale of the Forward Purchase Securities.

(l)

No Other Representations and Warranties; Non-Reliance. Except for the specific representations and warranties contained in this Section 3 and in any certificate or agreement delivered pursuant hereto, the Company has not made and does not make nor shall be deemed to make any other express or implied representation or warranty with respect to the Company, this offering, the proposed IPO or a potential Business Combination, and the Company disclaims any such representation or warranty. Except for the specific representations and warranties expressly made by the Purchaser in Section 2 of this Agreement and in any certificate or agreement delivered pursuant hereto, the Company specifically disclaims that it is relying upon any other representations or warranties that may have been made by the Purchaser Parties.

4.	Additional Agreements and Acknowledgements and Waivers of the Purchaser.

(a)	Trust Account.

(i)

The Purchaser hereby acknowledges that it is aware that the Company will establish a trust account (the “Trust Account”) for the benefit of its public shareholders upon the closing of the IPO. The Purchaser, for itself and its affiliates, hereby agrees that it has no right, title, interest or claim of any kind in or to any monies held in the Trust Account, or any other asset of the Company as a result of any liquidation of the Company, except for redemption and liquidation rights, if any, the Purchaser may have in respect of any Class A Shares held by it.

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(ii)

The Purchaser hereby agrees that it shall have no right of set-off or any right, title, interest or claim of any kind (“Claim”) to, or to any monies in, the Trust Account, and hereby irrevocably waives any Claim to, or to any monies in, the Trust Account that it may have now or in the future, except for redemption and liquidation rights, if any, the Purchaser may have in respect of any Class A Shares held by it. In the event the Purchaser has any Claim against the Company under this Agreement, the Purchaser shall pursue such Claim solely against the Company and its assets outside the Trust Account and not against the property or any monies in the Trust Account, except for redemption and liquidation rights, if any, the Purchaser may have in respect of any Class A Shares held by it.

(b)

Redemption and Liquidation. The Purchaser hereby waives, with respect to any Forward Purchase Securities held by it, any redemption rights it may have in connection with (i) the consummation of a Business Combination, including any such rights available in the context of a shareholder vote to approve such Business Combination and (ii) any shareholder vote to approve an amendment to the Charter (A) to modify the substance or timing of the Company’s obligation to redeem 100% of the Company’s Class A Shares if the Company does not complete its Business Combination within 24 months (or 27 months, as applicable) after the closing of the IPO or (B) with respect to any other provisions relating to the rights of the Company’s Class A Shares, it being understood that the Purchaser shall be entitled to redemption and liquidation rights with respect to any Class A Shares held by it.

(c)

Voting. The Purchaser hereby agrees that if the Company seeks shareholder approval of a proposed Business Combination, then in connection with such proposed Business Combination, the Purchaser shall vote any Class A Shares owned by it in favor of any proposed Business Combination. If the Purchaser fails to vote any Class A Shares it is required to vote hereunder in favor of a Proposed Business Combination, the Purchaser hereby grants to the Company and any representative designated by the Company without further action by the Purchaser a limited irrevocable power of attorney to effect such vote on behalf of the Purchaser, which power of attorney shall be deemed to be coupled with an interest.

(d)

Transfer. This Agreement and all of the Purchaser’s rights and obligations hereunder (including the Purchaser’s obligation to purchase the Forward Purchase Securities) may be transferred or assigned, at any time and from time to time, in whole or in part, to one or more affiliates of Purchaser, but not to other third parties (each such transferee, a “Transferee”). Upon any such assignment:

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(i)

the applicable Transferee shall execute a signature page to this Agreement, substantially in the form of the Purchaser’s signature page hereto (the “Joinder Agreement”), which shall reflect the maximum number of Forward Purchase Securities to be purchased by such Transferee (the “Transferee Securities”), and, upon such execution, such Transferee shall have all the same rights and obligations of the Purchaser hereunder with respect to the Transferee Securities, and references herein to the “Purchaser” shall be deemed to refer to and include any such Transferee with respect to such Transferee and to its Transferee Securities; provided, that any representations, warranties, covenants and agreements of the Purchaser and any such Transferee shall be several and not joint and shall be made as to the Purchaser or any such Transferee, as applicable, as to itself only; and

(ii)

upon a Transferee’s execution and delivery of a Joinder Agreement, the maximum number of Forward Purchase Securities to be purchased by the Purchaser hereunder shall be reduced by the maximum number of Forward Purchase Securities to be purchased by the applicable Transferee pursuant to the applicable Joinder Agreement, which reduction shall be evidenced by the Purchaser and the Company amending Schedule A to this Agreement to reflect each transfer and updating the “Maximum Number of Forward Purchase Securities” and “Aggregate Purchase Price for Forward Purchase Securities” on the Purchaser’s signature page hereto to reflect such reduced number of Forward Purchase Securities, and each of the Transferee’s and the Purchaser’s purchase obligations shall be subject to allocation pursuant to Section 1(a)(i) herein. For the avoidance of doubt, this Agreement need not be amended and restated in its entirety, but only Schedule A and the Purchaser’s signature page hereto need be so amended and updated and executed by each of the Purchaser and the Company upon the occurrence of any such transfer of Transferee Securities.

5.	Additional Agreement of the Company.

(a)	Nasdaq Listing. The Company will use commercially reasonable efforts to effect the listing of the Class A Shares on The Nasdaq Capital Market (or another national securities exchange).

(b)

QEF Election Information. Until the Business Combination, Dragoneer Growth Opportunities Holdings II (the “Sponsor”) shall use commercially reasonable efforts to determine whether, in any year, the Company or any subsidiary of the Company is deemed to be a “passive foreign investment company” (a “PFIC”) within the meaning of U.S. Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder (collectively, the “Code”). Until the Business Combination, if the Sponsor determines that the Company or any subsidiary of the Company is a PFIC in any year, for the year of determination and for each year thereafter during which the Purchaser holds an equity interest in the

9

Company, the Company or its subsidiary shall use commercially reasonable efforts to (i) make available to the Purchaser the information that may be required to make or maintain a “qualified electing fund” election under the Code with respect to the Company and (ii) furnish the information required to be reported under Section 1298(f) of the Code and/or, upon request, necessary in order to make the election described in Section 1291(d)(2)(B) of the Code.

6.	FPS Closing Conditions.

(a)

The obligation of the Purchaser to purchase the Forward Purchase Securities at the FPS Closing under this Agreement shall be subject to the fulfillment, at or prior to the FPS Closing of each of the following conditions, any of which, to the extent permitted by applicable laws, may be waived by the Purchaser:

(i)	the Business Combination shall be consummated substantially concurrently with, and immediately following, the purchase of Forward Purchase Securities;

(ii)

The Company shall have delivered to the Purchaser a certificate evidencing the Company’s good standing as a Cayman Islands exempted limited company, as of a date within ten (10) Business Days of the FPS Closing;

(iii)

the representations and warranties of the Company set forth in Section 3 of this Agreement shall have been true and correct as of the date hereof and shall be true and correct, in the case of the Company, as of the FPS Closing, as applicable, with the same effect as though such representations and warranties had been made on and as of such date (other than any such representation or warranty that is made by its terms as of a specified date, which shall be true and correct as of such specified date), except, in the case of the Company, where the failure to be so true and correct would not have a material adverse effect on the Company or its ability to consummate the transactions contemplated by this Agreement;

(iv)

the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the FPS Closing; and

(v)

no order, writ, judgment, injunction, decree, determination, or award shall have been entered by or with any governmental, regulatory, or administrative authority or any court, tribunal, or judicial, or arbitral body, and no other legal restraint or prohibition shall be in effect, preventing the purchase by the Purchaser of the Forward Purchase Securities.

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(b)

The obligation of the Company to sell the Forward Purchase Securities at the FPS Closing under this Agreement shall be subject to the fulfillment, at or prior to the FPS Closing of each of the following conditions, any of which, to the extent permitted by applicable laws, may be waived by the Company:

(i)	the Business Combination shall be consummated substantially concurrently with, and immediately following, the purchase of Forward Purchase Securities;

(ii)

the representations and warranties of the Purchaser set forth in Section 2 of this Agreement shall have been true and correct as of the date hereof and shall be true and correct as of the FPS Closing, as applicable, with the same effect as though such representations and warranties had been made on and as of such date (other than any such representation or warranty that is made by its terms as of a specified date, which shall be true and correct as of such specified date), except where the failure to be so true and correct would not have a material adverse effect on the Purchaser or its ability to consummate the transactions contemplated by this Agreement;

(iii)

the Purchaser shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Purchaser at or prior to the FPS Closing; and

(iv)

no order, writ, judgment, injunction, decree, determination, or award shall have been entered by or with any governmental, regulatory, or administrative authority or any court, tribunal, or judicial, or arbitral body, and no other legal restraint or prohibition shall be in effect, preventing the purchase by the Purchaser of the Forward Purchase Securities.

7.	Termination. This Agreement may be terminated at any time prior to the FPS Closing:

(a)	by mutual written consent of the Company and the Purchaser;

(b)	automatically

(i)	if the IPO is not consummated on or prior to February 28, 2021;

(ii)

if the Business Combination is not consummated within twenty-four (24) months from the closing of the IPO (or twenty-seven (27) months from the closing of the IPO if the Company has executed a letter of intent, agreement in principle or definitive agreement for the Business Combination within twenty-four (24) months from the closing of the IPO but has not completed the Business Combination within such twenty-four (24) month period), unless extended upon approval of the Company’s shareholders in accordance with the Charter; or

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(iii)

if the Company becomes subject to any voluntary or involuntary petition under the United States federal bankruptcy laws or any state insolvency law, in each case which is not withdrawn within sixty (60) days after being filed, or a receiver, fiscal agent or similar officer is appointed by a court for business or property of the Company, in each case which is not removed, withdrawn or terminated within sixty (60) days after such appointment;

In the event of any termination of this Agreement pursuant to this Section 7, the FPS Purchase Price (and interest thereon, if any), if previously paid, and the Purchaser’s funds paid in connection herewith shall be promptly returned to the Purchaser, and thereafter this Agreement shall forthwith become null and void and have no effect, without any liability on the part of the Purchaser or the Company and their respective directors, officers, employees, partners, managers, members, or shareholders and all rights and obligations of each party shall cease; provided, however, that nothing contained in this Section 7 shall relieve any party from liabilities or damages arising out of any fraud or willful breach by such party of any of its representations, warranties, covenants or agreements contained in this Agreement.

8.	General Provisions.

(a)

Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, and (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile (if any) during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day, (c) five (5) Business Days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next Business Day delivery, with written verification of receipt. All communications sent to the Company shall be sent to: Dragoneer Growth Opportunities Corp. II, c/o Dragoneer Investment Group, LLC, One Letterman Drive, Building D, Suite M500, San Francisco, California 94129, Attn: Michael Dimitruk, email: michael@dragoneer.com, with a copy to the Company’s counsel at: Ropes & Gray LLP, 1211 Avenue of the Americas, New York, NY 10036-8704, Attn: Paul Tropp, Esq., email: paul.tropp@ropesgray.com.

All communications to the Purchaser shall be sent to the Purchaser’s address as set forth on the signature page hereof, or to such e-mail address, facsimile number (if any) or address as subsequently modified by written notice given in accordance with this Section 8(a).

(b)

No Finder’s Fees. Each of the parties represents that it neither is nor will be obligated for any finder’s fee or commission in connection with this transaction. The Purchaser agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Purchaser or its

12

respective officers, employees or representatives is responsible. The Company agrees to indemnify and hold harmless the Purchaser from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

(c)	Survival of Representations and Warranties. All of the representations and warranties contained herein shall survive the FPS Closing.

(d)

Entire Agreement. This Agreement, together with any documents, instruments and writings that are delivered pursuant hereto or referenced herein, constitutes the entire agreement and understanding of the parties hereto in respect of its subject matter and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby.

(e)

Successors. All of the terms, agreements, covenants, representations, warranties, and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties hereto and their respective successors. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(f)

Assignments. Except as otherwise specifically provided herein, no party hereto may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties.

(g)	Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.

(h)	Headings. The section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

(i)

Governing Law. This Agreement, the entire relationship of the parties hereto, and any dispute between the parties (whether grounded in contract, tort, statute, law or equity) shall be governed by, construed in accordance with, and interpreted pursuant to the laws of the State of New York, without giving effect to its choice of laws principles.

13

(j)

Jurisdiction. The parties hereto (i) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of New York and to the jurisdiction of the United States District Court for the Southern District of New York for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in state courts of New York or the United States District Court for the Southern District of New York, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

(k)	WAIVER OF JURY TRIAL. THE PARTIES HERETO HEREBY WAIVE ANY RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LITIGATION PURSUANT TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.

(l)	Amendments. This Agreement may not be amended, modified or waived as to any particular provision, except with the written consent of the Company and the Purchaser.

(m)

Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof; provided that if any provision of this Agreement, as applied to any party hereto or to any circumstance, is adjudged by a governmental authority, arbitrator, or mediator not to be enforceable in accordance with its terms, the parties hereto agree that the governmental authority, arbitrator, or mediator making such determination will have the power to modify the provision in a manner consistent with its objectives such that it is enforceable, and/or to delete specific words or phrases, and in its reduced form, such provision will then be enforceable and will be enforced.

(n)

Expenses. Each of the Company and the Purchaser will bear its own costs and expenses incurred in connection with the preparation, execution and performance of this Agreement and the consummation of the transactions contemplated hereby, including all fees and expenses of agents, representatives, financial advisors, legal counsel and accountants. The Company shall be responsible for the fees of its transfer agent; stamp taxes and all The Depository Trust Company fees associated with the issuance of the Securities and the securities issuable upon conversion or exercise of the Forward Purchase Securities.

(o)

Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties hereto and no presumption or burden of proof will arise favoring or disfavoring any party hereto because of the authorship of any provision of this Agreement. Any reference to any federal, state, local, or foreign law will be deemed also to refer to law as amended and all rules and regulations promulgated thereunder, unless the

14

context requires otherwise. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party hereto has not breached will not detract from or mitigate the fact that such party hereto is in breach of the first representation, warranty, or covenant.

(p)

Waiver. No waiver by any party hereto of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, may be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent occurrence.

(q)

Confidentiality. Except as may be required by law, regulation or applicable stock exchange listing requirements, unless and until the transactions contemplated hereby and the terms hereof are publicly announced or otherwise publicly disclosed by the Company, the parties hereto shall keep confidential and shall not publicly disclose the existence or terms of this Agreement.

[Signature page follows]

15

IN WITNESS WHEREOF, the undersigned have executed this Agreement to be effective as of the date first set forth above.

PURCHASER:

DRAGONEER FUNDING II LLC		Address for Notices:

Dragoneer Global Fund II, L.P. its Sole Member
By: Dragoneer Global GP II, LLC, its general partner

By:	/s/ Pat Robertson	Dragoneer Investment Group, LLC, One Letterman Drive, Building D, Suite M500, San Francisco, California 94129, Attn: Michael Dimitruk
Name:	Pat Robertson
Title:	Chief Operating Officer

DRAGONEER GLOBAL FUND II, L.P., solely with respect to the obligations under Section 1(a)(iv)		Dragoneer Investment Group, LLC, One Letterman Drive, Building D, Suite M500, San Francisco, California 94129, Attn: Michael Dimitruk
By: Dragoneer Global GP II, LLC, its general partner

By:	/s/ Pat Robertson
Name:	Pat Robertson
Title:	Chief Operating Officer

DRAGONEER OPPORTUNITIES FUND V, L.P., solely with respect to the obligations under Section 1(a)(iv)		Dragoneer Investment Group, LLC, One Letterman Drive, Building D, Suite M500, San Francisco, California 94129, Attn: Michael Dimitruk
By: Dragoneer Opportunities V GP, L.P., its general partner
By: Dragoneer Opportunities V GP CC, LLC, its general partner

By:	/s/ Pat Robertson
Name:	Pat Robertson
Title:	Authorized Person

16

COMPANY:

DRAGONEER GROWTH OPPORTUNITIES CORP. II		Dragoneer Investment Group, LLC, One Letterman Drive, Building D, Suite M500, San Francisco, California 94129, Attn: Michael Dimitruk
By:	/s/ Pat Robertson
Name:	Pat Robertson
Title:	President and Chief Operating Officer

Maximum Number of Forward Purchase Securities:	5,000,000
Aggregate Purchase Price for Maximum Number of Forward Purchase Securities:	$50,000,000

17

Exhibit A

Registration Rights

1.

The Company shall use its reasonable best efforts to (i) within thirty (30) days after the Business Combination Closing, file a registration statement for a secondary offering (including any successor registration statement covering the resale of the Registrable Securities, a “Resale Shelf”) of (x) the Class A Shares comprising the Forward Purchase Securities, (y) any other Class A Shares that may be acquired by the Purchaser after the date of this Agreement, including any time after the Business Combination Closing and (z) any other equity security of the Company issued or issuable with respect to the securities referred to in clauses (x) and (y) by way of a share capitalization or share split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization (collectively, the “Registrable Securities”) for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act registering the resale of the Registrable Securities from time to time; provided, that if Form S-3 is unavailable for such a registration, the Company shall register the resale of the Registrable Securities on another appropriate form and undertake to register the Registrable Securities on Form S-3 as soon as such form is available, (ii) cause the Resale Shelf to be declared effective under the Securities Act promptly thereafter, but in no event later than ninety (90) days after the closing of the Business Combination and (iii) maintain the effectiveness of such Resale Shelf with respect to the Purchaser’s Registrable Securities and to ensure the Resale Shelf does not contain a material omission or misstatement, including by way of amendment or other update, as required, until the earlier of (A) the date on which the Purchaser ceases to hold Registrable Securities covered by such Resale Shelf and (B) the date all of the Purchaser’s Registrable Securities covered by the Resale Shelf can be sold publicly without restriction or limitation under Rule 144 under the Securities Act and without the requirement to be in compliance with Rule 144(c)(1) under the Securities Act; and provided, further, with respect to Registrable Securities acquired after the Business Combination Closing, the Company shall only be obligated to amend the Resale Shelf or file a new registration statement that will constitute a Resale Shelf to include such Registrable Securities on two (2) occasions, each upon the written request of the Purchaser with respect to at least 100,000 Registrable Securities.

2.

In the event the Company is prohibited by applicable rule, regulation or interpretation by the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) from registering all of the Registrable Securities on the Resale Shelf or the Staff requires that the Purchaser be specifically identified as an “underwriter” in order to permit such registration statement to become effective, and the Purchaser does not consent in writing to being so named as an underwriter in such registration statement, the Company agrees to promptly (i) inform each of the holders thereof and use its reasonable best efforts to file amendments to the Resale Shelf as required by the SEC and/or (ii) withdraw the Resale Shelf and file a new registration statement (a “New Registration Statement”), on Form S-3, or if Form S-3 is not then available to the Company for such registration statement, on such other form available to register for resale the Registrable Securities as a secondary offering; the number of Registrable Securities to be registered on the Resale Shelf will be reduced on a pro rata basis among all the holders of Registrable Securities to be so included, unless otherwise required by the Staff, so that the number of Registrable Securities to be registered is permitted by Staff and the Purchaser is not required to be named as an “underwriter”; provided, that any Registrable Securities not registered due to this paragraph 2 shall thereafter as soon as allowed by the SEC guidance be registered to the extent the prohibition no longer is applicable.

3.

If at any time the Company proposes to file a registration statement (a “Registration Statement”) on its own behalf, or on behalf of any other Persons who have registration rights (“Other Holders”), relating to an underwritten offering of ordinary shares, or engage in an Underwritten Shelf Takedown (as defined below) off an existing registration statement (a “Company Offering”), then the Company will provide the Purchaser with notice in writing (an “Offer Notice”) at least five (5) Business Days prior to such filing, which Offer Notice will offer to include in the Registration Statement, the Purchaser’s Registrable Securities. Within five (5) Business Days (or, in the case of an Offer Notice delivered to the Purchaser in connection with an Underwritten Shelf Takedown, within three (3) Business Days) after receiving the Offer Notice, a Purchaser may make a written request to the Company to include some or all of the Purchaser’s Registrable Securities in the Registration Statement. If the underwriter(s) for any Company Offering advise the Company that marketing factors require a limitation on the number of securities that may be included in the Company Offering, the number of securities to be so included shall be allocated as follows: (i) first, to the Company and the Other Holders, if any; and (ii) second, to the requesting Purchaser.

4.

At any time during which the Company has an effective Resale Shelf with respect to the Purchaser’s Registrable Securities, the Purchaser may make a written request (which request shall specify the intended method of disposition thereof) (a “Shelf Takedown Request”) to the Company to effect a sale, of all or a portion of the Purchaser’s Registrable Securities that are covered by the Resale Shelf, and the Company shall use commercially reasonable efforts to file, to the extent required by applicable law or regulation, a prospectus supplement (a “Shelf Takedown Prospectus Supplement”) for such purpose as soon as reasonably practicable following receipt of a Shelf Takedown Request. The Purchaser may request that any such sale be conducted as an underwritten public offering (an “Underwritten Shelf Takedown”).

5.

The determination of whether any offering of Registrable Securities pursuant to the Resale Shelf or a Shelf Takedown Prospectus Supplement will be an Underwritten Shelf Takedown shall be made in the sole discretion of the Purchaser(s), after consultation with the Company, and the Purchaser(s) shall have the right, after consultation with the Company, to determine the plan of distribution, including the price at which the Registrable Securities are to be sold and the underwriting commissions, discounts and fees. The Purchaser(s) shall select the investment banker or bankers and managers to administer the offering, including the lead managing underwriter (provided that such investment banker or bankers and managers shall be reasonably satisfactory to the Company).

6.

In connection with any Underwritten Shelf Takedown, the Company shall enter into such customary agreements and take all such other actions in connection therewith (including those requested by the Purchaser) in order to facilitate the disposition of such Registrable Securities as are reasonably necessary or required, and in such connection enter into a customary underwriting agreement that provides for customary opinions, comfort letters and officer’s certificates and other customary deliverables.

7.

The Company shall pay all fees and expenses incident to the performance of or compliance with its obligation to prepare, file and maintain the Resale Shelf (including the fees of its counsel and accountants). The Company shall also pay all Registration Expenses. For purposes of this paragraph 7, “Registration Expenses” shall mean the out-of-pocket expenses of a Company Offering or an Underwritten Shelf Takedown, including, without limitation, the following: (i) all registration, qualification and filing fees (including fees with respect to filings required to be made with FINRA) and any securities exchange on which the Registrable Securities are then listed; (ii) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of one counsel to the underwriters in connection with blue sky qualifications of the Registrable Securities); (iii) printing, messenger, telephone and delivery expenses; (iv) reasonable fees and disbursements of counsel for the Company; (v) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Underwritten Shelf Takedown; (vi) reasonable fees and expenses of one legal counsel selected by the Purchaser and (vii) and, for the avoidance of doubt, the Company also shall pay all of its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, the expense of any liability insurance and the expenses and fees for listing the securities to be registered on each securities exchange on which similar securities issued by the Company are then listed; provided, that it is understood and agreed that the Company shall not be responsible for any underwriting fees, discounts, selling commissions, underwriter expenses and share transfer taxes relating to the registration and sale of the Purchaser’s Registrable Securities.

8.

The Company may suspend the use of a prospectus included in the Resale Shelf by furnishing to the Purchaser a written notice (“Suspension Notice”) stating that in the good faith judgment of the Company, it would be either (i) prohibited by the Company’s insider trading policy (as if the Purchaser were covered by such policy) or (ii) materially detrimental to the Company and its shareholders for such prospectus to be used at such time. The Company’s right to suspend the use of such prospectus under clause (ii) of the preceding sentence may be exercised for a period of not more than sixty (60) days after the date of such notice to the Purchaser; provided such period may be extended for an additional thirty (30) days with the consent of a majority-in-interest of the holders of Registrable Securities covered by the Resale Shelf; provided further, that such right to suspend the use of a prospectus shall be exercised by the Company not more than once in any twelve (12) month period. A holder of Registrable Securities shall not effect any sales of Registrable Securities pursuant to the Resale Shelf at any time after it has received a Suspension Notice from the Company and prior to receipt of an End of Suspension Notice (as defined below). The holders may recommence effecting sales of the Registrable Securities pursuant to the Resale Shelf following further written notice to such effect (an “End of Suspension Notice”) from the Company to the holders. The Company shall act in good faith to permit any suspension period contemplated by this paragraph to be concluded as promptly as reasonably practicable.

9.

The Purchaser agrees that, except as required by applicable law, the Purchaser shall treat as confidential the receipt of any Suspension Notice (provided that in no event shall such notice contain any material nonpublic information of the Company) hereunder and shall not disclose or use the information contained in such Suspension Notice without the prior written consent of the Company until such time as the information contained therein is or becomes public, other than as a result of disclosure by a holder of Registrable Securities in breach of the terms of this Agreement.

10.

The Company shall indemnify and hold harmless the Purchaser, its directors and officers, partners, members, managers, affiliates, employees, agents, and representatives of the Purchaser and each person, if any, who controls the Purchaser within the meaning of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the officers, directors, partners, members, managers, agents, affiliates, employees and investment advisers of each such controlling person (collectively, “Indemnified Persons”), to the fullest extent permitted by applicable law, from and against any losses, claims, damages, liabilities, joint or several, costs (including reasonable costs of preparation and reasonable attorneys’ fees) and expenses, judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnified Person may be involved, or is threatened to be involved, as a party or otherwise, under the Securities Act or otherwise (collectively, “Losses”), promptly as incurred, arising out of, based upon or resulting from any untrue statement or alleged untrue statement of any material fact contained in the Resale Shelf (or any amendment or supplement thereto), the related prospectus, or any amendment or supplement thereto, or arise out of, are based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; provided, however, that the Company shall not be liable in any such case or to any Indemnified Person to the extent, but only to the extent, that any such Loss arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission or so made in reliance upon or in conformity with information furnished by or on behalf of such Indemnified Person in writing specifically for use in the preparation of the Resale Shelf, the related prospectus, or any amendment or supplement thereto. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Person, and shall survive the transfer of such securities by the Purchaser or any termination of this Agreement.

11.

The Company’s obligation under paragraph (1) of this Exhibit A is subject to the Purchaser furnishing to the Company in writing such information as the Company reasonably requests for use in connection with the Resale Shelf, the related prospectus, or any amendment or supplement thereto. The Purchaser shall severally, and not jointly with any other selling stockholder named in the Resale Shelf, indemnify the Company, its officers, directors, managers, employees, agents and representatives, and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses resulting from any untrue statement or alleged untrue statement of material fact contained in the Resale Shelf, the related prospectus, or any amendment or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information so furnished in writing by the Purchaser expressly for inclusion in such document; provided that the obligation to indemnify shall be individual, not joint and several, for the Purchaser and shall be limited to the net amount of proceeds received by the Purchaser from the sale of Registrable Securities pursuant to the Resale Shelf.

12.

The Company shall cooperate with the Purchaser, to the extent the Registrable Securities become freely tradable, to facilitate the timely preparation and delivery of certificates (not bearing any restrictive legend) representing the Registrable Securities to be offered pursuant to a Resale Shelf and enable such certificates to be in such denominations or amounts, as the case may be, as the Purchaser may reasonably request and registered in such names as the Purchaser may request.

13.

If requested by the Purchaser, the Company shall as soon as practicable, subject to any Suspension Notice, (i) incorporate in a prospectus supplement or post-effective amendment such information as the Purchaser reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being offered or sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering; (ii) make all required filings of such prospectus supplement or post-effective amendment after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment; and (iii) supplement or make amendments to any Registration Statement if reasonably requested by the Purchaser holding any Registrable Securities.

14.

As long as the Purchaser shall own Registrable Securities, the Company, at all times while it shall be reporting under the Exchange Act shall file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and shall promptly furnish the Purchaser with true and complete copies of all such filings, unless filed through the SEC’s EDGAR system. The Company further covenants that it shall take such further action as the Purchaser may reasonably request, all to the extent required from time to time, to enable the Purchaser to sell the Class A Shares held by the Purchaser without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act, including providing any legal opinions. Upon the request of the Purchaser, the Company shall deliver to the Purchaser a written certification of a duly authorized officer as to whether it has complied with such requirements.

15.

The rights, duties and obligations of the Purchaser under this Exhibit A may be assigned or delegated by the Purchaser in conjunction with and to the extent of any transfer or assignment of Registrable Securities by the Purchaser to any transferee or assignee.

16.

Without limitation of the foregoing, in the event that the Company enters into a registration rights agreement with the Purchaser at or prior to the consummation of the Business Combination, the Purchaser will be entitled to the registration rights agreed to at the time of the Business Combination, which may replace the terms set forth on this Exhibit A.

Annex M

8 Del.C. § 262

§ 262. Appraisal rights

Effective: July 16, 2020

(a)Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) Repealed by 82 Laws 2020, ch. 256, § 15.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease.

Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Credits

56 Laws 1967, ch. 50. Amended by 56 Laws 1967, ch. 186, § 24; 57 Laws 1969, ch. 148, §§ 27-29; 59 Laws 1973, ch. 106, § 12; 60 Laws 1976, ch. 371, §§ 3-12; 63 Laws 1981, ch. 25, § 14; 63 Laws 1981, ch. 152, §§ 1, 2; 64 Laws 1983, ch. 112, §§ 46-54; 66 Laws 1987, ch. 136, §§ 30-32; 66 Laws 1988, ch. 352, § 9; 67 Laws 1990, ch. 376, §§ 19, 20; 68 Laws 1992, ch. 337, §§ 3, 4; 69 Laws 1993, ch. 61, § 10; 69 Laws 1994, ch. 262, §§ 1-9; 70 Laws 1995, ch. 79, § 16, eff. July 1, 1995; 70 Laws 1995, ch. 186, § 1; 70 Laws 1996, ch. 299, §§ 2, 3, eff. Feb. 1, 1996; 70 Laws 1996, ch. 349, § 22, eff. July 1, 1996; 71 Laws 1997, ch. 120, § 15, eff. July 1, 1997; 71 Laws 1998, ch. 339, §§ 49 to 52, eff. July 1, 1998; 73 Laws 2001, ch. 82, § 21, eff. July 1, 2001; 76 Laws 2007, ch. 145, §§ 11-16, eff. July 17, 2007; 77 Laws 2009, ch. 14, §§ 12, 13, eff. Aug. 1, 2009; 77 Laws 2010, ch. 253, §§ 47-50, eff. Aug. 1, 2010; 77 Laws 2010, ch. 290, §§ 16, 17, eff. Aug. 1, 2010; 79 Laws 2013, ch. 72, §§ 10, 11, eff. Aug. 1, 2013; 79 Laws 2013, ch. 122, §§ 6, 7, eff. Aug. 1, 2013; 80 Laws 2016, ch. 265, §§ 8 to 11, eff. Aug. 1, 2016; 81 Laws 2018, ch. 354, §§ 9, 10, eff. Aug. 1, 2018; 82 Laws 2019, ch. 45, § 15, eff. Aug. 1, 2019; 82 Laws 2020, ch. 256, § 15, eff. July 16, 2020.

Codifications: 8 Del.C. 1953, § 262

8 Del.C. § 262, DE ST TI 8 § 262

Current through ch. 116 of the 151st General Assembly (2021-2022). Some statute sections may be more current, see credits for details. Revisions to 2021 Acts by the Delaware Code Revisors were unavailable at the time of publication.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of directors and officers

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. The Existing Organizational Documents provided for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect.

We have entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in the Existing Organizational Documents. We have purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statements Schedules

(a) Exhibits.

Exhibit Number	Description

2.1††	Business Combination Agreement, dated as of July 23, 2021, by and among Dragoneer Growth Opportunities Corp. II, Redwood Opportunity Merger Sub, Inc., Redwood Merger Sub LLC and Papay Topco, Inc. (included as Annex A to the proxy statement/prospectus/consent solicitation).

3.1	Amended and Restated Memorandum and Articles of Association of Dragoneer (included as Annex B to the proxy statement/prospectus/consent solicitation).

3.2	Form of Certificate of Incorporation of New Cvent, to become effective upon Domestication (included as Annex C to the proxy statement/prospectus/consent solicitation).

3.3	Form of Bylaws of New Cvent, to become effective upon Domestication (included as Annex D to the proxy statement/prospectus/consent solicitation).

4.1**	Specimen Class A Ordinary Share Certificate.

4.2**	Form of Certificate of Corporate Domestication of Dragoneer, to be filed with the Secretary of the State of Delaware.

5.1**	Opinion of Ropes & Gray LLP.

10.1	Form of Subscription Agreement (included as Annex E to the proxy statement/prospectus/consent solicitation).

10.2	Form of Cvent Shareholder Transaction Support Agreement (included as Annex F to the proxy statement/prospectus/consent solicitation).

Exhibit Number	Description

10.3	Sponsor Letter Agreement, dated as of July 23, 2021 by and among Dragoneer Growth Opportunities Holdings II, certain other holders set forth on Schedule I thereto, Dragoneer Growth Opportunities Corp. II and Papay Topco, Inc. (included as Annex G to the proxy statement/prospectus/consent solicitation).

10.4	Form of Amended and Restated Registration Rights Agreement (included as Annex H to the proxy statement/prospectus/consent solicitation).

10.5	Form of Investor Rights Agreement (included as Annex I to the proxy statement/prospectus/consent solicitation).

10.6**	Form of Cvent Holding Corp. 2021 Omnibus Incentive Plan (included as Annex J to the proxy statement/prospectus/consent solicitation).

10.7**	New Cvent Employee Stock Purchase Plan (included as Annex K to the proxy statement/prospectus/consent solicitation).

10.8**	Form of Indemnity Agreement.

10.9	Forward Purchase Agreement, dated as of October 29, 2020, by and between Dragoneer Growth Opportunities Corp. II and Dragoneer Funding II LLC (included as Annex L to the proxy statement/prospectus/consent solicitation).

10.10**	Amended and Restated Credit Agreement, dated as of November 30, 2017 (the “Amended and Restated Credit Agreement”), by and among Cvent, Inc., as Borrower, Papay Holdco, LLC, as a Guarantor, each of the other Guarantors party thereto, the Lenders and Issuing Banks from time to time party thereto, and Goldman Sachs Bank USA, as Administrative Agent, Collateral Agent, Swing Line Lender and Issuing Bank.

10.11**	First Amendment to Amended and Restated Credit Agreement, dated as of April 16, 2021, by and among Cvent, Inc., Papay Holdco, LLC, the other Credit Parties thereto, the Extending Lenders, the Issuing Bank, the Swing Line Lender, and Goldman Sachs Bank USA, as Administrative Agent

10.12**	Incremental Facility Assumption Agreement No. 1, dated as of October 16, 2018, by and among Cvent, Inc., Papay Holdco, LLC, the other Credit Parties thereto, each of the financial institutions party thereto as lenders, and Goldman Sachs Bank USA, as Administrative Agent

10.13**	Incremental Facility Assumption Agreement No. 2, dated as of October 26, 2018, by and among Cvent, Inc., Papay Holdco, LLC, the other Credit Parties thereto, each of the financial institutions party thereto as lenders, and Goldman Sachs Bank USA, as Administrative Agent

10.14**	Letter Agreement, dated as of June 6, 2017, between Cvent, Inc. and Rajeev Aggarwal.

10.15**	Letter Agreement, dated as of June 6, 2017, between Cvent, Inc. and Charles Ghoorah.

10.16**	Letter Agreement, dated as of June 6, 2017, between Cvent, Inc. and David Quattrone.

10.17**	Letter Agreement, dated as of October 3, 2020, between Cvent, Inc. and William Newman.

10.18**	Letter Agreement, dated as of June 6, 2017, between Cvent, Inc. and Lawrence Samuelson.

10.19**	Papay Topco, Inc. 2017 Stock Option Plan.

10.20**	Master Services Agreement, effective as of November 29, 2016, by and between Vista Consulting Group, LLC and Cvent, Inc.

10.21**	Papay Topco, Inc. 2017 Long-Term Incentive Plan.

21.1**	List of subsidiaries of Dragoneer.

23.1**	Consent of WithumSmith+Brown, PC, independent registered accounting firm for Dragoneer.

23.2**	Consent of PricewaterhouseCoopers LLP, independent registered accounting firm for Cvent.

Exhibit Number	Description

23.3**	Consent of Ropes & Gray LLP (included as part of Exhibit 5.1).

23.4**	Consent of Frost & Sullivan.

23.5**	Consent of Forrester.

24.1**	Power of Attorney.

99.1**	Consent of Rajeev Aggarwal to be named as a director

99.2**	Form of Proxy for Extraordinary General Meeting.

99.3**	Form of Written Consent of the Stockholders of Papay Topco, Inc.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

**	To be filed by amendment.
†	Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit.
††

Schedules and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

Item 22. Undertakings

11.	The undersigned Registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

(b)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications,

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

12.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

13.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

14.

The registrant undertakes that every prospectus: (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

15.

The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

16.

The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California on the [●], 2021.

DRAGONEER GROWTH OPPORTUNITIES CORP. II

By:
Name: Marc Stad
Title: Chief Executive Officer and Chairman of the Board of Directors

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes an appoints each of Marc Stad and Pat Robertson, his true and lawful attorney-in-fact, with power and substitute and resubstituting for him and in his name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that said attorney-in-fact or his or her substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

NAME	POSITION	DATE

	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	[●], 2021
Marc Stad

	President, Chief Operating Officer and Director (Principal Financial Officer and Principal Accounting Officer)	[●], 2021
Pat Robertson

	Director	[●], 2021
Sarah J. Friar

	Director	[●], 2021
David D. Ossip

	Director	[●], 2021
Gokul Rajaram

	Director	[●], 2021
Jay Simons